Form 10-K, Exhibit 13
period 1994-12-31
KELLOGG CO
filed 1995-03-28
CIK 55067

                                 EXHIBIT 13.01

       PAGES 15 THROUGH 28 OF THE COMPANY'S ANNUAL REPORT TO STOCKHOLDERS

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

SELECTED FINANCIAL DATA  (dollar amounts in millions, except per share data)

SUMMARY OF OPERATIONS

                                                  EARNINGS
                                                   BEFORE              (A)
               NET        %    OPERATING    %    ACCOUNTING    %       NET        %
               SALES   GROWTH   PROFIT   GROWTH   CHANGE    GROWTH   EARNINGS  GROWTH
               -----   ------   -------- ------   --------- ------   --------  ------
10-year
Compound
Growth Rate        10%                10%               11%                11%
- -----------
1994          $6,562.0    4     $1,162.6     9      $705.4     4       $705.4    4
1993           6,295.4    2      1,068.9     1       680.7     -        680.7   58
1992           6,190.6    7      1,062.8     3       682.8    13        431.2  (29)
1991           5,786.6   12      1,027.9    16       606.0    21        606.0   21
1990           5,181.4   11        886.0    21       502.8    19        502.8    7
1989           4,651.7    7        732.5    (8)      422.1   (12)       470.2   (2)
1988           4,348.8   15        794.1    15       480.4    21        480.4   21
1987           3,793.0   14        691.2     7       395.9    24        395.9   24
1986           3,340.7   14        647.4    16       318.9    13        318.9   13
1985           2,930.1   13        558.4    21       281.1    12        281.1   12
1984           2,602.4    9        463.2    12       250.5     3        250.5    3


                    PER COMMON SHARE DATA (B)
     EARNINGS                                               AVERAGE
      BEFORE        (A)                                     SHARES
     ACCOUNTING     NET           CASH         BOOK       OUTSTANDING    SHAREHOLDERS'
      CHANGE      EARNINGS      DIVIDENDS      VALUE      (MILLIONS)      EQUITY
    -----------   --------      ---------      -----      -----------    ---------

        14%        14%           13%
1994    $3.15      $3.15         $1.40         $8.15         224.2      $1,807.5
1993     2.94       2.94          1.32          7.52         231.5       1,713.4
1992     2.86       1.81          1.20          8.20         238.9       1,945.2
1991     2.51       2.51         1.075          8.98         241.2       2,159.8
1990     2.08       2.08           .96          7.88         241.6       1,901.8
1989     1.73       1.93           .86          6.70         244.2       1,634.4
1988     1.95       1.95           .76          6.03         246.4       1,483.2
1987     1.60       1.60           .64          4.91         247.4       1,211.4
1986     1.29       1.29           .51          3.63         247.0         898.4
1985     1.14       1.14           .45          2.77         246.6         683.0
1984      .84        .84           .42          1.98         298.8         487.2




OTHER INFORMATION AND FINANCIAL RATIOS

                                                                                     FINANCIAL RATIOS
                                                                         -------------------------------------
                                                                                  PRETAX
                                                                                  INTEREST  RETURN ON  DEBT TO     CASH       LONG-
          PROPERTY,     CAPITAL                   TOTAL     NUMBER OF    CURRENT  COVERAGE   AVERAGE    TOTAL    PROVIDED     TERM
             NET     EXPENDITURES  DEPRECIATION   ASSETS    EMPLOYEES     RATIO   (TIMES)    EQUITY    CAPITAL BY OPERATIONS   DEBT
          ---------  ------------  ------------   ------    ---------    -------  --------   -------   ------- -------------  -----
 1994     $2,892.8       $354.3       $256.1     $4,467.3     15,657        1.2       23       40%       36%      $966.8    $719.2
 1993      2,768.4        449.7        265.2      4,237.1     16,151        1.0       27       37%       35%       800.2     521.6
 1992      2,662.7        473.6        231.5      4,015.0     16,551        1.2       33       21%       21%       741.9     314.9
 1991      2,646.5        333.5        222.8      3,925.8     17,017         .9       17       30%       18%       934.4      15.2
 1990      2,595.4        320.5        200.2      3,749.4     17,239         .9       10       28%       26%       819.2     295.6
 1989      2,406.3        508.7        167.6      3,390.4     17,268         .9       10       30%       34%       533.5     371.4
 1988      2,131.9        538.1        139.7      3,297.9     17,461         .9       14       36%       32%       492.3     272.1
 1987      1,738.8        478.4        113.1      2,680.9     17,762         .9       14       38%       27%       523.5     290.4
 1986      1,281.1        329.2         92.7      2,084.2     17,383        1.1       13       40%       31%       542.7     264.1
 1985      1,035.9        245.6         75.4      1,726.1     17,082        1.4       11       48%       38%       449.7     392.6
 1984        856.0        228.9         63.9      1,667.1     17,239        1.1       26       27%       59%       331.5     364.1



(a) Net earnings for 1992 include a $251.6 million charge ($1.05 per share) resulting from the adoption of Statement of Financial Accounting Standards 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 1, 1992. Net earnings for 1989 include a $48.1 million gain ($.20 per share) resulting from the adoption of Statement of Financial Accounting Standards 96, "Accounting for Income Taxes," as of January 1, 1989.

(b) All per share data retroactively restated to reflect 2 for 1 stock splits in 1991 and 1986.

[GRAPH]

1994 Global Market Share (volume) - The 1994 Global Market Share (volume) graph shows in pie chart form, the Company's market share at 42% with all other competition (collectively) at 58%.

[GRAPH]

Consolidated Net Sales - The Consolidated Net Sales graph shows in bar chart form, total net sales for the Company as follows: 1984 $2.6 billion, 1989 $4.7 billion, 1994 $6.6 billion.

[GRAPH]

1994 Geographic Net Sales - The 1994 Geographic Net Sales graph shows in pie chart form, the relative proportion of the Company's 1994 net sales attributable to major geographic segments as follows: United States 59%, Europe 25%, Other 16%.


MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

1994 COMPARED TO 1993
Kellogg revenues are generated from the sale of ready-to-eat cereals and other grain-based convenience foods in nearly 160 countries. The ready-to-eat cereal category continued to exhibit volume growth around the world in 1994, with Kellogg continuing to demonstrate strong global leadership in market share. The Company's 1994 annual market volume share was 42% globally, 36% in North America, 49% in Europe, 47% in Asia-Pacific, and 73% in Latin America.

Consolidated net sales increased 4% over 1993, principally from higher selling prices and, to a lesser extent, product mix improvements and lower trade spending. Excluding the results of the Mrs. Smith's Frozen Foods pie business, divested during the first quarter of 1994, and the Argentine snack business, divested during the fourth quarter of 1993, consolidated net sales increased 7%. On a geographic basis, excluding the results of divested businesses, sales increased 5% in the U.S., 9% in Europe, and 10% in all other areas.

The Company's reported total volume was down 2% versus the prior year. However, excluding results of divested businesses, total volume increased 2% over the previous year, buoyed by strong growth in the U.S. convenience foods market. Recognizing the importance of this business, a new U.S. convenience foods division was created in late 1993.

Despite intense competitive pressure in all developed markets, Kellogg's global cereal volume grew 1% during 1994, with a volume decline in the U.S. cereal market more than offset by volume growth in non-U.S. markets. The volume decline in the U.S. cereal market reflected this competitive pressure and the Company's introduction of a new strategy on pricing and market spending, focusing on the reduction of inefficient price promotion on established brands.

The gross profit margin strengthened to 55%, up 2 percentage points over 1993. This increase in gross margin was the result of favorable pricing, combined with cost containment programs and productivity improvements which held cost of goods sold essentially flat on a per-kilo basis.

Intense global competition requires heavy investment in value-added marketing and new-product research and development. As a result, selling and administrative expense for 1994 was up 9% over 1993, and represented 37% of net sales, up one percentage point from the prior year. Beginning in the second quarter of 1994, a shift in the marketing investment mix occurred toward advertising from promotion. This trend continued throughout the remainder of 1994. Management believes that the strategy of investment in brand-building advertising and reduction in price promotion spending on established brands, coupled with a strong new-product program, will assist in delivering long-term growth.

Operating profit increased 9% to $1.16 billion, reflecting strong margins and efficient marketing investment. Excluding the results of divested businesses, operating profit was up 11% in total, 10% in the U.S., 14% in Europe, and 13% in all other areas. Foreign currency movements contributed favorably by 3% in Europe and less than 1% in other non-U.S. areas.

Other income for 1994 includes a gain of $21.1 million ($13.3 million after tax or $.06 per share) from the sale of the Mrs. Smith's Frozen Foods pie business. Other expense includes a charge of $20.5 million ($13.1 million after tax or $.06 per share), primarily from the initial funding of the Kellogg's Corporate Citizenship Fund, a private trust established for charitable donations.

Gross interest expense, prior to amounts capitalized, increased to $52.3 million for 1994 compared to $40.4 million for 1993, due to higher debt levels, incurred primarily to fund common stock repurchases, and increased interest rates on short-term borrowings. The Company expects a further increase in interest expense during 1995, primarily due to anticipated continuing increases in U.S. interest rates.

The Company's effective income tax rate for the year was 37.6%, 3.4 percentage points higher than the comparable rate for 1993. A primary factor contributing to this variance is the one-time favorable impact of statutory rate reductions in several foreign jurisdictions during 1993. The Company expects its effective income tax rate for 1995 to be between 37% and 38%.

[GRAPH]

Gross Margin - The Gross Margin graph shows in bar chart form, the Company's gross margin percentage for the following years: 1992 52%, 1993 53%, 1994 55%.

[GRAPH]

1994 Geographic Operating Profit - The 1994 Geographic Operating Profit graph shows in pie chart form, the Company's relative proportion of 1994 operating profit attributable to major geographic segments as follows: United States 61%, Europe 24%, Other 15%.

[GRAPH]

Net Earnings (millions before accounting change) - The Net Earnings graph shows in continuous bar chart form, the Company's net earnings for the period 1984-1994. Net Earnings are presented in millions before accounting change as follows: 1984 $251, 1989 $422, 1994 $705.


Earnings per share for 1994 were $3.15, up 7%. Net earnings were $705.4 million, an increase of 4%. Excluding all one-time events and the results of divested businesses, earnings per share for 1994 were $3.16, up 10% over 1993, and net earnings were $708.8 million, up 7%.


1993 COMPARED TO 1992

Consolidated net sales increased by 2% for 1993. This increase was achieved through higher selling prices and a 2% increase in cereal volume, partially offset by unfavorable foreign currency movements. Excluding the unfavorable impact of currency movements, 1993 sales would have increased 6%.

During 1993, sales within the United States rose by 6% from increased selling prices and volume for both cereal and convenience foods. European sales, which were significantly impacted by unfavorable foreign currency movements, were down 8%, and sales in other areas increased by 2%. If the effects of foreign currency are excluded, European sales would have risen 4% and other area sales would have increased 6%.

The Company's gross margin improved to 53% from 52% in 1992, due to higher selling prices, increased volume, cost containment, and productivity improvements. Cost of sales per kilo declined over 1% versus the prior year.

As a percentage of net sales, selling and administrative expense was up one percentage point to 36%, reflecting the Company's commitment to building strong, long-term brand franchises through effective marketing and research and development expenditures.

Total operating profit increased 1% in 1993 to $1.07 billion, primarily due to the improvement in gross margin. Geographically, U.S. operating profit increased 9% over 1992, with European and other areas operating profit declining 13% and 7%, respectively. Unfavorable currency movements significantly impacted non-U.S. operating profit results. Excluding the currency impact, operating profit would have been essentially flat in Europe and down 3% in other areas.

Other income for 1993 includes a pre-tax gain of $32.2 million ($24.1 million after tax or $.10 per share) from the sale of Cereal Packaging Ltd., a wholly owned subsidiary of Kellogg Company of Great Britain Ltd., and a pre-tax gain of $33.7 million ($22.2 million after tax or $.10 per share) from the sale of the Company's Argentine snack food business. Other expense for 1993 includes a pre-tax charge of $64.3 million ($41.1 million after tax or $.18 per share) from the write-down of certain assets in Europe and North America.

Other income for 1992 includes a pre-tax gain of $58.5 million ($39.2 million after tax or $.16 per share) from the sale of Fearn International Inc., a foodservice subsidiary. Other expense includes a pre-tax charge of $22.4 million ($13.5 million after tax or $.05 per share) from the disposition of convenience foods operations in Canada and other North American assets.

Gross interest expense, prior to amounts capitalized, increased to $40.4 million for 1993 compared to $33.6 million for 1992, due to higher debt levels incurred primarily to fund common stock repurchases.

The Company's effective tax rate was 34.2% for the year compared to 36.2% for 1992. The decrease in tax rate was partially as a result of statutory rate decreases in various foreign jurisdictions which more than offset the 1% increase in the U.S. statutory rate during 1993.

For 1993, earnings per share were $2.94, versus 1992 earnings per share of $1.81. Net earnings were $680.7 million, compared to 1992 earnings of $431.2
million.   The 1992 results include the effect of adopting FAS 106.  Excluding all one-time events and the effect of FAS 106, earnings per share were $2.92, up 6% over $2.75 in 1992; and net earnings were $675.5 million, up 3% over 1992 earnings of $657.1 million. Without the negative impact of foreign currency fluctuations, earnings per share would have been up 10% and net earnings up 6%.

LIQUIDITY  AND CAPITAL RESOURCES

The financial condition of the Company remained strong during 1994. Consistent with historical results, operations provided a strong, positive cash flow during 1994 which resulted in a net increase in cash of $168.2 million during the year. The strong cash flow, combined with a program of issuing commercial paper and maintaining worldwide credit facilities, provides adequate liquidity to meet the Company's operational needs. The Company maintains credit facilities with banking institutions in the United States and other countries where it conducts business. At year-end, the Company had $594.3 million of short-term lines of credit, of which $554.2 million were available.

[GRAPH]

Cash Flow From Operations (millions) - The Cash Flow From Operations graph shows in bar chart form, the Company's cash flow in millions for the following years: 1992 $742, 1993 $800, 1994 $967.

[GRAPH]

Capital Expenditures (millions) - The Capital Expenditures graph shows in bar chart form, the Company's capital spending in millions for the following years:
1992 $474, 1993 $450, 1994 $354.

[GRAPH]

Stock Repurchased Since 1984 (based on shares outstanding at 12/31/83) - The Stock Repurchased Since 1984 graph shows in pie chart form the relative proportion of the Company's Common Stock repurchased versus outstanding as a percentage of shares outstanding at 12/31/83. Common Stock repurchased and outstanding were 29% and 71% respectively.


The ratio of current assets to current liabilities was 1.2:1.0 as of December 31, 1994, and 1.0:1.0 at December 31, 1993.

Capital spending for 1994 was $354.3 million compared with $449.7 million during 1993. Capital expenditures have decreased, reflecting the Company's application of value-based management principles and the ongoing strategy of improving return on invested capital. Over the past several years, investment has been focused on gaining entrance to relatively untapped markets, which are expected to provide significant long- term growth potential in ready-to-eat cereal consumption. As a result, the Company opened new plants in Latvia in 1993 and India in 1994, and expects to be manufacturing at new plants in China and Argentina by mid-1995. Management anticipates that 1995 capital expenditures will be approximately $350 million.

In recent years the Company has divested units that do not fit with its long-term strategic plan. As discussed above, the results of operations for 1994, 1993, and 1992 reflect divestitures of non-core businesses. As a result of an aggressive common stock repurchase program, combined with these strategic divestitures and other operational factors, return on average equity (before cumulative effect of accounting change) increased from 33% in 1992 to 37% in 1993 and to 40% in 1994.

During 1994 the Company spent $327.3 million to purchase 6,194,500 shares of its common stock. Stock repurchases are made under plans authorized by the Company's Board of Directors. The total authorized purchase amount for 1995 is $325.4 million. Market conditions permitting, management intends to fully utilize this authorization by the end of 1995.

Long-term debt outstanding at year-end 1994 consisted principally of $200 million of three-year notes issued in 1994, $200 million of five-year notes issued in 1993, and $300 million of five-year notes issued in 1992. Short-term debt outstanding at year-end 1994 and 1993 consisted principally of commercial paper. The Company continues to enjoy the highest available debt ratings on both its long-term debt and commercial paper.

The Company's net debt position (long-term debt plus notes payable less cash) at December 31, 1994, was $728.6 million, down $83.1 million from December 31, 1993, as the increase in cash during the year more than offset the net increase in total debt. The ratio of debt to total capitalization was 36% compared to 35% at December 31, 1993.

At December 31, 1994, the Company had available an unused "shelf registration" of $200 million with the Securities and Exchange Commission to provide for the issuance of debt in the United States. Such an offering would be added to the Company's working capital and be available for general corporate purposes.

Dividends paid per share of common stock increased 6% to $1.40 in 1994, marking the 38th consecutive year of increase. Management believes the trend of increased dividends will continue in 1995.

LOOKING FORWARD

Management is not aware of any adverse trends that would materially affect the Company's strong financial position. Should suitable investment opportunities or working capital needs arise that would require additional financing, management believes that the Company's triple A credit rating, strong balance sheet, and its solid earnings history provides a base for obtaining additional financial resources at competitive rates and terms.

Management's objective of maximizing shareholder value includes a constant reassessment of its business strategies. The commitment to position the Company for continued success will include in 1995 the implementation of a program to improve productivity and streamline its cereal production operations. On February 6, 1995, the Company announced plans to change its manufacturing staffing patterns and reduce approximately 300-350 employee positions through a voluntary program of incentives for early retirement and severance. Approximately one-third of the reduction will be salaried positions in the Company's U.S. cereal operations, with the remainder coming from outside the United States. When fully implemented, management expects this program to result in annual cost savings of $12-$15 million. Subject to the timing of employee acceptance of these incentives, management expects to report a non-recurring pre-tax charge to earnings of approximately $30-$40 million during the second or third quarter of 1995, primarily comprised of expenses for acceleration of pension and health care benefits and cash outlays for employee separation payments.

Kellogg Company and Subsidiaries
CONSOLIDATED EARNINGS AND RETAINED EARNINGS
Year ended December 31,

(in millions, except per share amounts)

                                                                 1994              1993           1992
NET SALES                                                      $6,562.0         $6,295.4        $6,190.6
                                                               --------         --------        --------
Cost of goods sold                                              2,950.7          2,989.0         2,987.7
Selling and administrative expense                              2,448.7          2,237.5         2,140.1
                                                               --------         --------        --------
OPERATING PROFIT                                                1,162.6          1,068.9         1,062.8
                                                               --------         --------        --------
Interest expense                                                   45.4             33.3            29.2
Other income (expense), net                                        12.8             (1.5)           36.8
                                                               --------         --------        --------
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE
EFFECT OF ACCOUNTING CHANGE                                     1,130.0          1,034.1         1,070.4

Income taxes                                                      424.6            353.4           387.6
                                                               --------         --------        --------
EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE            705.4            680.7           682.8

Cumulative effect of change in method of accounting for
postretirement benefits other than pensions - $1.05 per share
(net of income tax benefit of $144.6)                                                             (251.6)
                                                               --------         --------        --------
NET EARNINGS - $3.15, $2.94, $1.81 per share                      705.4            680.7           431.2

Retained earnings, beginning of year                            3,409.4          3,033.9         2,889.1

Dividends paid - $1.40, $1.32, $1.20 per share                   (313.6)          (305.2)         (286.4)
                                                               --------         --------        --------
RETAINED EARNINGS, END OF YEAR                                 $3,801.2         $3,409.4        $3,033.9
                                                               ========         ========        ========

See notes to consolidated financial statements.

Kellogg Company and Subsidiaries
CONSOLIDATED BALANCE SHEET
At December 31,

(millions)                                                            1994         1993
                                                                      ----         ----
CURRENT ASSETS
Cash and temporary investments                                    $   266.3    $    98.1
Accounts receivable, less allowances of $6.2 & $6.0                   564.5        536.8
Inventories:
    Raw materials and supplies                                        141.7        148.5
    Finished goods and materials in process                           254.6        254.6
Deferred income taxes                                                  79.4         85.5
Other current assets                                                  127.0        121.6
                                                                  ---------     --------
        TOTAL CURRENT ASSETS                                        1,433.5      1,245.1
                                                                  ---------     --------
PROPERTY
Land                                                                   47.3         40.6
Buildings                                                           1,122.6      1,065.7
Machinery and equipment                                             3,141.0      2,857.6
Construction in progress                                              289.6        308.6
Accumulated depreciation                                           (1,707.7)    (1,504.1)
                                                                  ---------     --------
        PROPERTY, NET                                               2,892.8      2,768.4
                                                                  ---------     --------
INTANGIBLE ASSETS                                                       4.1         59.1
OTHER ASSETS                                                          136.9        164.5
                                                                  ---------     --------
        TOTAL ASSETS                                              $ 4,467.3     $4,237.1
                                                                  =========     ========

Kellogg Company and Subsidiaries
CONSOLIDATED BALANCE SHEET   continued

At December 31,
(millions, except share data)

                                                                      1994         1993
CURRENT LIABILITIES
Current maturities of long-term debt                              $      .9    $     1.5
Notes payable                                                         274.8        386.7
Accounts payable                                                      334.5        308.8
Accrued liabilities:
    Income taxes                                                       72.0         65.9
    Salaries and wages                                                 80.5         76.5
    Advertising and promotion                                         257.5        233.8
    Other                                                             165.0        141.4
                                                                  ---------    ---------
       TOTAL CURRENT LIABILITIES                                    1,185.2      1,214.6
                                                                  ---------    ---------
LONG-TERM DEBT                                                        719.2        521.6
NONPENSION POSTRETIREMENT BENEFITS                                    486.8        450.9
DEFERRED INCOME TAXES                                                 198.1        188.9
OTHER LIABILITIES                                                      70.5        147.7
SHAREHOLDERS' EQUITY
Common stock, $.25 par value
    Authorized: 330,000,000 shares
    Issued: 310,356,488 shares in 1994 and 310,292,753 in 1993         77.6         77.6
Capital in excess of par value                                         68.6         72.0
Retained earnings                                                   3,801.2      3,409.4
Treasury stock, at cost: 88,655,238 shares in 1994 and
  82,372,409 in 1993                                               (1,980.6)    (1,653.1)
Minimum pension liability adjustment                                               (25.3)
Currency translation adjustment                                      (159.3)      (167.2)
                                                                  ---------    ---------
       TOTAL SHAREHOLDERS' EQUITY                                   1,807.5      1,713.4
                                                                  ---------    ---------
       TOTAL LIABILITIES AND SHAREHOLERS' EQUITY                  $ 4,467.3    $ 4,237.1
                                                                  =========    =========

See notes to consolidated financial statements.

Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31,

(millions)                                                 1994        1993         1992
OPERATING ACTIVITIES
Net earnings                                            $ 705.4     $ 680.7      $ 431.2
Items in net earnings not requiring (providing) cash:
  Cumulative effect of accounting change                                           251.6
  Depreciation                                            256.1       265.2        231.5
  Pre-tax gain on sale of subsidiaries                    (26.7)      (65.9)       (58.5)
  Deferred income taxes                                    24.5       (22.3)          .1
  Other                                                   (49.3)       11.9         34.7
Change in operating assets and liabilities:
  Accounts receivable                                     (27.7)      (17.7)       (99.1)
  Inventories                                               6.8        13.3        (15.3)
  Other current assets                                     (5.4)      (32.3)         (.9)
  Accounts payable                                         25.7        (5.0)        24.0
  Accrued liabilities                                      57.4       (27.7)       (57.4)
                                                        -------     -------      -------
     NET CASH PROVIDED FROM OPERATING ACTIVITIES          966.8       800.2        741.9
                                                        -------     -------      -------
INVESTING ACTIVITIES
Additions to properties                                  (354.3)     (449.7)      (473.6)
Proceeds from sale of subsidiaries                         95.5        95.6        115.0
Property disposals                                         15.6        19.0         18.8
Other                                                       7.8       (25.1)       (10.6)
                                                        -------     -------      -------
     NET CASH USED IN INVESTING ACTIVITIES               (235.4)     (360.2)      (350.4)
                                                        -------     -------      -------
FINANCING ACTIVITIES
Net borrowings of notes payable                          (111.9)      176.7         21.6
Issuance of long-term debt                                200.0       208.3        311.7
Reduction in long-term debt                                (2.9)       (1.7)      (270.2)
Issuance of common stock                                    2.3         2.9         13.4
Common stock repurchases                                 (327.3)     (548.1)      (224.1)
Cash dividends                                           (313.6)     (305.2)      (286.4)
Other                                                      (6.1)        2.9         11.4
                                                        -------     -------      -------
     NET CASH USED IN FINANCING ACTIVITIES               (559.5)     (464.2)      (422.6)
                                                        -------     -------      -------
Effect of exchange rate changes on cash                    (3.7)       (4.0)       (20.6)
                                                        -------     -------      -------
Increase (decrease) in cash and temporary investments     168.2       (28.2)       (51.7)
Cash and temporary investments at beginning of year        98.1       126.3        178.0
                                                        -------     -------      -------
     CASH AND TEMPORARY INVESTMENTS AT END OF YEAR      $ 266.3     $  98.1      $ 126.3
                                                        =======     =======      =======

See notes to consolidated financial statements.

Kellogg Company and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 ACCOUNTING POLICIES

Consolidation - The consolidated financial statements include the accounts of Kellogg Company and its wholly owned subsidiaries. Intercompany balances and transactions are eliminated.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Cash and temporary investments - Highly liquid temporary investments with original maturities of less than three months are considered to be cash equivalents. The carrying amount approximates fair value.

Inventories - Inventories are valued at the lower of cost (principally average) or market.

Property - Fixed assets are recorded at cost and depreciated over estimated useful lives using straight-line methods for financial reporting and accelerated methods for tax reporting. Cost includes an amount of capitalized interest associated with significant capital additions.

Net earnings per share - Net earnings per share is determined by dividing net earnings by the weighted average number of common shares outstanding during the year.

NOTE 2 LEASES

Operating leases generally are for equipment and warehouse space. Rent expense on all operating leases, which generally are renewable at the Company's option, was $37.5 million in 1994, $43.7 million in 1993, and $42.4 million in 1992. There are no significant future minimum rental commitments under non-cancelable leases.

NOTE 3 RESEARCH AND DEVELOPMENT

Expenditures for research and development are expensed as incurred, and generally include costs related to product and process advancements. Research and development costs charged to earnings during 1994 were $71.7 million. Comparable amounts for 1993 and 1992 were $59.2 million and $56.7 million, respectively.

NOTE 4 DIVESTITURES AND OTHER NONRECURRING ITEMS

All gains from divestitures and nonrecurring charges are recorded in other income (expense). None of the divestitures during the past three years were significant to the Company's consolidated revenues and earnings.

During 1994, the Company recognized a pre-tax gain of $21.1 million ($13.3 million after-tax or $.06 per share) from the sale of the Mrs. Smith's Frozen Foods pie business to The J. M. Smucker Co. The Company also recognized a pre-tax charge of $20.5 million ($13.1 million after tax or $.06 per share) primarily from the initial funding of the Kellogg's Corporate Citizenship Fund, a private trust established for charitable donations.

During 1993, the Company recognized a pre-tax gain of $32.2 million ($24.1 million after tax or $.10 per share) from the sale of Cereal Packaging, Ltd., a wholly owned subsidiary of Kellogg Company of Great Britain, Ltd., and a pre-tax gain of $33.7 million ($22.2 million after tax or $.10 per share) from the sale of the Argentine snack food business. The Company also recognized a pre-tax charge of $64.3 million ($41.1 million after tax or $.18 per share) from the write-down of certain assets in Europe and North America.

During 1992, the Company sold Fearn International Inc., a foodservice subsidiary, resulting in a pre-tax gain of $58.5 million ($39.2 million after tax or $.16 per share). The Company also recognized a pre-tax charge of $22.4 million ($13.5 million after tax or $.05 per share) from the disposition of convenience foods operations in Canada and other North American assets.

NOTE 5  SHAREHOLDERS' EQUITY

Under plans authorized by the Board of Directors, the Company purchased 6,194,500 shares of its common stock in 1994, 9,487,508 shares in 1993, and 3,497,000 shares in 1992. All purchases are included in treasury stock. Net exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are accumulated in the currency translation component of shareholders' equity.

Components of shareholders' equity were:

                                                                            (a) Minimum
                                        Capital in                            pension        Currency
                                Common   excess of    Retained    Treasury    liability     translation
(millions)                      stock   par value     earnings     stock     adjustment     adjustment
- ----------------------------------------------------------------------------------------------------
Balance, January 1, 1992      $77.4    $60.2          $2,889.1    ($ 880.9)                   $  14.0
Stock options exercised          .1      9.0
Net earnings                                             431.2
Dividends                                               (286.4)
Exchange adjustments                                                                          (144.4)
Common stock repurchases                                            (224.1)
- ----------------------------------------------------------------------------------------------------
Balance, December 31, 1992     77.5     69.2           3,033.9    (1,105.0)                   (130.4)
Stock options exercised          .1      2.8
Net earnings                                             680.7
Dividends                                               (305.2)
Exchange adjustments                                                                           (36.8)
Minimum pension liability
 adjustment                                                                       ($25.3)
Common stock repurchases                                            (548.1)
- ----------------------------------------------------------------------------------------------------
Balance, December 31, 1993     77.6     72.0           3,409.4    (1,653.1)        (25.3)     (167.2)
Stock options exercised                  2.3
Net earnings                                             705.4
Dividends                                               (313.6)
Exchange adjustments                                                                             7.9
Minimum pension liability
  adjustment                                                                        25.3
Common stock repurchases                                            (327.3)
Other                                   (5.7)                          (.2)
- ----------------------------------------------------------------------------------------------------
Balance, December 31, 1994    $77.6    $68.6          $3,801.2   $(1,980.6)         $0.0     ($159.3)
====================================================================================================

(a) Refer to Note 8 for explanation of the minimum pension liability adjustments.
                                              23

NOTE 6 DEBT

Notes payable consist principally of commercial paper borrowings in the United States at the highest credit rating available, and to a lesser extent, bank loans of foreign subsidiaries at competitive market rates. U.S. borrowings at December 31, 1994, were $243.3 million with an effective interest rate of 5.9% and at December 31, 1993, were $352.9 million with an effective interest rate
of 3.2%.   At December 31, 1994, the Company had $594.3 million of short-term lines of credit, of which $554.2 million were unused and available for borrowing on an unsecured basis.

Long-term debt at year-end consisted of:

   (millions)                      1994        1993
- -----------------------------------------------------
(a) Three-Year Notes due 1997      $200.0
(b) Five-Year Notes due 1998        200.0      $200.0
(c) Five-Year Notes due 1997        299.4       299.2
    Other                            20.7        23.9
- -----------------------------------------------------
                                    720.1       523.1
    Less current maturities           (.9)       (1.5)
- -----------------------------------------------------
    Balance, December 31,          $719.2      $521.6
=====================================================

(a) In September 1994, the Company issued $200 million of three-year long-term debt consisting of both 8.125% Euro Canadian Dollar Secured Notes and 5.25% Swiss Franc Secured Notes. These Notes were swapped into U.S. dollar obligations, with a variable rate indexed to the Federal Reserve AA composite rate on 30-day commercial paper, for the duration of the three-year term.

(b) In October 1993, the Company issued $200 million of five-year 6.25% Euro Canadian Dollar Notes which were swapped into 4.629% fixed rate U.S. dollar obligations for the duration of the five-year term. In
      December 1993, the Notes were swapped into variable rate debt for a two-year period, indexed to the London Interbank Offered Rate.

(c) In July 1992, the Company issued $300 million of five-year 5.9% U.S. dollar obligations. The Notes were swapped into variable rate debt for a two-year period expiring July 1994, indexed to the London Interbank Offered Rate.

In August 1993, the Company filed a $200 million "shelf registration" with the Securities and Exchange Commission which remains unused at December 31, 1994.

Scheduled principal repayments on long-term debt are (in millions): 1996-$2, 1997-$502, 1998-$207, 1999-$1.

Interest paid, net of amounts capitalized, approximated interest expense in each of the three years ended December 31, 1994. Interest expense capitalized as part of the construction cost of fixed assets was (in millions): 1994-$6.9; 1993-$7.1: 1992-$4.4.

NOTE 7 STOCK OPTIONS

The Key Employee Long-Term Incentive Plan provides for benefits to be awarded to executive level employees in the form of stock options, performance shares, performance units, incentive stock options, restricted stock awards, and other stock-based awards. Under this plan, options have been granted with exercise prices equal to the fair market value of the Company's common stock at the time of grant, exercisable for a ten-year period following the date of grant. The plan also contains a reload option feature. When Company stock is surrendered to pay the exercise price of a stock option, the holder of the option is granted a new option for the number of shares surrendered. For all options reloaded, the expiration date is not changed, but the option price becomes the fair market value of the Company's stock on the date the new reload option is granted. Under this plan, options for 10,620,578 and 9,949,433 shares were available for grant at January 1, 1994, and December 31, 1994, respectively.

In addition, during 1994 shareholders approved the adoption of the Kellogg Employee Stock Ownership Plan. This plan is designed to offer stock and other incentive awards based on Company performance to employees who are not eligible to participate in the Key Employee Long-Term Incentive Plan. Under this plan, during 1994, options for 778,480 shares were granted with exercise prices equal to fair market value, exercisable for a ten-year period following the date of grant, subject to vesting rules. These rules provide for 50% of the options to vest after three years and the remaining 50% to vest after five years, from
grant date.   Under this plan, options for 5,228,710 shares remain available for grant at December 31, 1994.

Transactions under these plans were:

                                           Shares       Average price
                                           ------       -------------
Under option, January 1, 1993            1,909,382         $52.92
Granted                                    848,885          62.40
Less exercised                            (293,494)         45.46
Less cancelled                             (30,186)         59.10
                                         ---------         ------
Under option, December 31, 1993          2,434,587         $56.95
Granted                                  1,607,984          53.46
Less exercised                             (85,647)         38.20
Less cancelled                            (151,589)         54.85
                                         ---------         ------
Under option, December 31, 1994          3,805,335         $56.03
                                         ==========        ======
Exercisable, December 31, 1994           3,034,195         $57.54
                                         =========         ======

NOTE 8 PENSION BENEFITS

The Company has a number of U.S. and worldwide pension plans to provide retirement benefits for its employees. Benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments.

The components of pension expense were:

(millions)                             1994    1993     1992
Service cost                           $29.0   $24.9    $23.7
Interest cost                           60.3    57.8     57.2
Actual (return) loss on plan assets     (3.5)  (76.3)   (22.8)
Net amortization and deferral          (51.0)   26.7    (27.3)
                                       -----   -----    -----
Pension expense - Company plans         34.8    33.1     30.8
Pension expense - multiemployer plans    2.0     3.1      1.5
                                       -----   -----    -----
Total pension expense                  $36.8   $36.2    $32.3
                                       =====   =====    =====


Reconciliation of funded status of the plans at year-end was:

                                       Underfunded        Overfunded
(millions)                            1994      1993     1994     1993
Accumulated benefit obligation:
    Nonvested                        $ 5.6   $ 35.3     $ 51.7  $ 26.9
    Vested                            35.0    288.8      592.4   322.3
                                     -----   ------     ------  ------
Total                                 40.6    324.1      644.1   349.2
Projected salary increases            14.6     13.8       89.7    86.3
                                     -----   ------     ------  ------
Projected benefit obligation          55.2    337.9      733.8   435.5
Plan assets at fair value              9.5    279.5      711.9   404.4
                                     -----   ------     ------  ------
Assets (less) greater than
  projected benefit obligation       (45.7)   (58.4)     (21.9)  (31.1)
Unrecognized net (gain) loss           7.7     41.3       83.3    25.7
Unrecognized transition amount        (2.5)    19.3         .4   (14.6)
Unrecognized prior service cost        4.9     46.3       56.3    21.3
Minimum liability adjustment          (1.9)   (96.0)
                                     -----   ------     ------  ------
Prepaid (accrued) pension           ($37.5)  ($47.5)    $118.1  $  1.3
                                     =====   ======     ======  ======

The underfunded liability in excess of the unamortized prior service cost and the net transition obligation was recorded as a reduction in shareholders' equity of $25.3 million, net of tax, as of December 31, 1993. The shift from underfunded to overfunded plan status at year-end 1994 versus year-end 1993, was primarily due to plan funding and an increase in the assumed discount rate, reducing the accumulated benefit obligation. The amount of intangible assets related to underfunded pension plans was correspondingly reduced from $56.9 million at year-end 1993 to $1.9 million at year-end 1994.

The 1993 projected benefit obligation was impacted by plan improvements that covered most U.S. employees. All gains and losses are recognized over the average remaining service period of active employees.

The worldwide weighted averages for actuarially assumed discount rate, long-term rate of compensation increase, and long-term rate of return on plan assets were 8.3, 5.3, and 9.5 percent in 1994; 7.9, 5.4, and 9.5 percent in 1993; and 9.2, 6.7, and 9.6 percent in 1992.

The Company and certain subsidiaries sponsor 401K or similar savings plans for active employees. Expense related to these plans was (in millions): 1994-$16; 1993-$16; 1992-$17.

NOTE 9 NONPENSION POSTRETIREMENT BENEFITS

Effective January 1, 1992, the Company adopted FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". This standard requires that the estimated cost of postretirement benefits, principally health care, be accrued over the period earned rather than expensed as incurred.

The transition effect of adopting FAS 106 on the immediate recognition basis, as of January 1, 1992, resulted in a charge of $251.6 million ($1.05 per share) to 1992 earnings, net of approximately $144.6 million of income tax benefit. The Company adopted FAS 106 on a worldwide basis; however, costs associated with subsidiaries outside North America are insignificant.

The Company and its North American subsidiaries provide health care and certain other benefits to substantially all retired employees, their covered dependents, and beneficiaries. Generally, employees are eligible for these benefits when one of the following service/age requirements are met: 30 years and any age; 20 years and age 55; 5 years and age 62.

Components of postretirement benefit expense were:

(millions)                        1994                  1993                  1992
                                  ----                  ----                  ----
Service cost                      $13.3                 $12.1                 $10.9
Interest cost                      39.2                  38.6                  34.9
Net amortization and deferral       3.1                   1.0
                                  -----                 -----                 -----
Postretirement benefit expense    $55.6                 $51.7                 $45.8
                                  =====                 =====                 =====


Actuarial assumptions used to determine the accumulated postretirement benefit obligation include a discount rate of 8.5% for 1994, 7.75% for 1993, and 9% for 1992. The assumed health care cost trend was 8.5% for 1994, decreasing gradually to 6% by the year 2000 and remaining at that level thereafter. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline. Increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994, by $67.8 million and postretirement benefit expense for 1994 by $8.4 million. All gains and losses are recognized over the average remaining service period of active plan participants. The Company's postretirement health care plans currently are not funded.

The accrued postretirement benefit cost included in the balance sheet at year-end was:

(millions)                              1994               1993
                                        ----               ----
Accumulated benefit obigation:
   Retirees                             $250.7             $251.7
   Active plan participants              254.5              265.0
                                        ------             ------
                                         505.2              516.7
Unrecognized experience loss               1.0              (47.2)
Unrecognized prior service cost            (.5)               (.5)
                                        ------             ------
Accrued postretirement benefit cost     $505.7             $469.0
                                        ======             ======


NOTE 10 INCOME TAXES

Effective January 1, 1992, the Company adopted FAS 109, "Accounting for Income Taxes." This standard requires the use of the asset and liability approach for financial reporting of income taxes. The Company previously accounted for income taxes in conformity with FAS 96. The effect of the accounting change was not material except for allowing recognition of the tax benefit associated with the cumulative effect of adopting FAS 106 (refer to Note 9).

Earnings before income taxes and the provision for U.S. federal, state, and foreign taxes on these earnings were:

(millions)                                      1994            1993             1992
                                                ----            ----             ----
Earnings before income taxes and
cumulative effect of accounting change:
  United States                              $  741.1        $  703.3         $  727.3
  Foreign                                       388.9           330.8            343.1
                                             --------        --------         --------
                                             $1,130.0        $1,034.1         $1,070.4
Income taxes:                                ========        ========         ========
  Currently payable:
    Federal                                  $  207.4        $  233.0         $  226.8
    State                                        42.4            38.0             27.8
    Foreign                                     150.3           104.7            132.9
                                             --------        --------         --------
                                                400.1           375.7            387.5
  Deferred:
    Federal                                      18.1           (19.4)            (4.2)
    State                                          .2            (2.2)            (1.0)
    Foreign                                       6.2             (.7)             5.3
                                             --------        --------         --------
                                                 24.5           (22.3)              .1
                                             --------        --------         --------
Total income taxes                           $  424.6        $  353.4         $  387.6
                                             ========        ========         ========

The difference between the U.S. federal statutory tax rate and the Company's effective rate was:

                                                 1994          1993          1992
                                                 ----          ----          ----
U.S. statutory rate                              35.0%         35.0%         34.0%
Foreign rates varying from 35%                    0.2          (1.5)          1.2
State income taxes, net of federal benefit        2.5           2.2           1.7
Other                                             (.1)         (1.5)          (.7)
                                                 ----          ----          ----
Effective income tax rate                        37.6%         34.2%         36.2%
                                                 ====          ====          ====

The deferred tax assets and liabilities included in the balance sheet at year-end were:


                                                     Deferred tax assets             Deferred tax liabilities
(millions)                                           1994          1993                 1994         1993
Current:
    Promotion and advertising                       $  46.0      $  54.4               $  5.8       $  7.5
    Wages and payroll taxes                            13.9         12.8
    Pension                                                          1.5                  9.5         10.6
    Health and postretirement benefits                 15.3         13.1
    State taxes                                         8.4          9.6
    Other                                              22.7         27.9                 13.0        11.4
                                                    -------      -------              -------      -------
                                                      106.3        119.3                 28.3         29.5
                                                    -------      -------              -------      -------
    Less valuation allowance                           (4.0)        (5.9)
                                                    -------      -------              -------      -------
                                                      102.3        113.4                 28.3         29.5
                                                    -------      -------              -------      -------
Noncurrent:
    Depreciation and asset disposals                    7.0          4.9                313.8        301.2
    Postretirement benefits                           177.7        162.3                 28.0         15.4
    Capitalized interest                                3.5          3.7                 32.7         32.6
    State taxes                                         1.7           .7
    Other                                              13.4         16.6                  7.9          3.2
                                                    -------      -------              -------      -------
                                                      203.3        188.2                382.4        352.4
                                                    -------      -------              -------      -------
    Less valuation allowance                          (13.9)       (10.6)
                                                    -------      -------              -------      -------
                                                      189.4        177.6                382.4        352.4
                                                    -------      -------              -------      -------
Total deferred taxes                                $ 291.7      $ 291.0              $ 410.7      $ 381.9
                                                    =======      =======              =======      =======

At December 31, 1994, foreign subsidiary earnings of $1.27 billion were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on these earnings. Foreign withholding taxes of approximately $57 million would be payable upon remittance of these earnings. Subject to certain limitations, the withholding taxes would then be available for use as tax credits against the U.S. tax liability.

Cash paid for income taxes was (in millions): 1994-$396; 1993-$425; 1992-$361.

NOTE 11  FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

The fair values of the Company's financial instruments are based on carrying value in the case of short-term items, quoted market prices for derivatives and investments, and, in the case of long-term debt, incremental borrowing rates currently available on loans with similar terms and maturities. The carrying amounts of the Company's cash, temporary investments, receivables, notes payable, and long-term debt approximate fair value.

The Company uses derivative financial instruments only for the purpose of hedging currency, price, and interest rate exposures which exist as a part of its ongoing business operations. The Company does not engage in speculative transactions.

The Company enters into forward contracts and options to hedge against the adverse impact of fluctuations in foreign currency-denominated receivables, payables, intercompany loans, and other commitments. Gains and losses on forward contracts and options are not significant and are recognized in the earnings statement in the same period as the hedged transaction. Gains and losses related to currency hedges of net investments in foreign subsidiaries are recorded in the cumulative translation adjustment component of shareholders' equity.

Forward contracts and options generally have maturities of six months or less and are entered into with major international financial institutions. The notional amounts of open forward contracts and options were $91.2 million and $77.5 million, at December 31, 1994 and 1993, respectively.

The Company enters into currency and interest rate swaps in connection with certain debt issues (refer to Note 6 for a description of outstanding swaps). Currency swaps are used to convert foreign currency-denominated debt to U.S. dollars; thereby, minimizing the risk of currency fluctuations in these debt
issues.   The Company enters into interest rate swaps to reduce borrowing costs and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions. Gains and losses from currency and interest rate swaps are not significant and are recognized over the life of the debt issue as a component of interest expense. The notional amounts of currency and interest rate swaps were $600 million and $723.9 million at December 31, 1994 and 1993, respectively.

The Company also uses commodity futures and options to hedge raw material costs. Gains and losses realized upon sale or exchange of these contracts are not significant and are recognized in cost of goods sold. The notional amounts of commodity futures and options outstanding at December 31, 1994 and 1993, as well as related deferred gains or losses, were insignificant.

The Company is exposed to credit loss in the event of nonperformance by counterparties on foreign exchange contracts, currency and interest rate swaps, and commodity hedges. This credit loss is limited to the cost of replacing these contracts at current market rates. Management believes that the risk of such loss is remote.

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash, temporary investments, and accounts receivable. The Company places its investments in highly rated financial institutions and investment grade short-term debt instruments, and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas.

NOTE 12 QUARTERLY FINANCIAL DATA (unaudited)

(millions, except
per share data)          Net sales                    Gross profit
                    1994          1993              1994          1993
                    ----          ----              ----          ----
First             $1,611.2      $1,518.4          $  879.2      $  793.4
Second             1,616.9       1,541.6             888.2         785.7
Third              1,741.9       1,669.2             985.7         897.3
Fourth             1,592.0       1,566.2             858.2         830.0
                  --------      --------          --------      --------
                  $6,562.0      $6,295.4          $3,611.3      $3,306.4
                  ========      ========          ========      ========
                       Net earnings               Earnings per share

                    1994          1993              1994          1993
                    ----          ----              ----          ---
First               $183.9        $179.2             $ .81         $ .76
Second               151.5         142.7               .68           .62
Third                216.7         209.3               .96           .90
Fourth               153.3         149.5               .70           .66
                  --------      --------           -------      --------
                  $  705.4      $  680.7           $  3.15      $   2.94
                  ========      ========           =======      ========

The principal market for trading Kellogg shares is the New York Stock Exchange. The shares are also traded on the Boston, Cincinnati, Midwest, Pacific, and Philadelphia Stock Exchanges. On December 31, 1994, the closing price (on the
NYSE) was $58.125 and there were approximately 29,721 shareholders of record. Dividends paid per share of common stock increased 6% to $1.40 in 1994, marking the 38th consecutive year of increase. Management believes the trend of increased dividends will continue in 1995.

Dividends paid and the quarterly price ranges on the New York Stock Exchange during the last two years were:

1994 - Quarter        Dividend        High           Low
- --------------        --------        ----           ---
Fourth                   $ .36        $60.50        $56.38
Third                      .36         57.38         51.25
Second                     .34         56.38         47.75
First                      .34         58.00         48.25
                         -----        ------        ------
                         $1.40
                         =====        ======        ======
1993
Fourth                   $ .34        $61.88        $48.75
Third                      .34         54.88         47.25
Second                     .32         61.00         51.00
First                      .32         67.88         59.38
                         -----        ------        ------
                         $1.32
                         =====        ======        ======

NOTE 13 OPERATING SEGMENTS

The Company operates in a single industry - manufacturing and marketing convenience food products throughout the world. The following table describes operations by geographic area. Geographic operating profit includes allocated corporate overhead expenses. Corporate assets are comprised principally of equity investments, cash, and temporary investments held for general corporate purposes.

Net sales (a)
(millions)               1994         % change     1993       % change        1992         % change
- ----------               ----         --------     ----       --------        ----         --------
United States           $3,840.8         2       $3,783.9        6          $3,564.9           5
    % of total                59%                      60%                        58%
Europe                   1,637.3         9        1,505.9       -8           1,643.6          14
    % of total                25%                      24%                        27%
Other areas              1,083.9         8        1,005.6        2             982.1           6
    % of total                16%                      16%                        15%
                        --------        --       --------       --          --------          --
Consolidated            $6,562.0         4       $6,295.4        2          $6,190.6           7
                        ========        ==       ========       ==          ========          ==

Operating profit(a)
(millions)                 1994       % change     1993       % change        1992         % change
                           ----       --------     ----       --------        ----         --------
United States           $  708.5         8       $  658.0        9          $  602.8           1
    % of total                61%                      62%                        57%
Europe                     279.3        14          245.1      -13             281.2           8
    % of total                24%                      23%                        26%
Other areas                174.8         5          165.8       -7             178.8           3
    % of total                15%                      15%                        17%
                        --------        --       --------       --          --------          --
Consolidated            $1,162.6         9       $1,068.9        1          $1,062.8           3
                        ========        ==       ========       ==          ========          ==

Identifiable assets(a)
(millions)                  1994      % change    1993       % change         1992         % change
                            ----      --------    ----       --------         ----         --------
United States           $2,242.0        -4       $2,344.8       14          $2,065.1          11
    % of total                50%                      55%                        51%
Europe                   1,252.6        21        1,036.2       -6           1,106.7          -5
    % of total                28%                      24%                        28%
Other areas                953.7        14          833.2        4             797.9          -9
    % of total                21%                      20%                        20%
Corporate assets            19.0       -17           22.9      -49              45.3          74
    % of total                 1%                       1%                         1%
                        --------        --       --------       --          --------          --
Consolidated            $4,467.3         5       $4,237.1        6          $4,015.0           2
                        ========        ==       ========       ==          ========          ==

(a) Includes the results and assets of divested businesses through the date of divestment. (Refer to Note 4.)

REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP

To the Shareholders and Board of Directors of Kellogg Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings and retained earnings and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Notes 9 and 10 to the financial statements, during 1992 the Company changed its methods of accounting for post-retirement benefits other than pensions and for income taxes.

Price Waterhouse LLP

Battle Creek, Michigan
February 3, 1995