Form 10-K, Exhibit 13
period 1995-12-31
KELLOGG CO
filed 1996-03-29
CIK 55067

                                                                 EXHIBIT 13.01

SELECTED FINANCIAL DATA
(millions, except per share data)

SUMMARY OF OPERATIONS

========================================================================================================
                                                                 EARNINGS
                                          (a)                     BEFORE             (a)(b)
                  NET           %       OPERATING        %      ACCOUNTING    %       NET       %
                 SALES        GROWTH     PROFIT       GROWTH      CHANGE   GROWTH   EARNINGS  GROWTH
--------------------------------------------------------------------------------------------------------
10-year
Compound
Growth Rate        9%                     4%                      6%                 6%
     1995       $7,003.7        7        $837.5        (28)      $490.3     (30)    $490.3     (30)
     1994        6,562.0        4       1,162.6         16        705.4       4      705.4       4
     1993        6,295.4        2       1,004.6         (5)       680.7      -       680.7      58
     1992        6,190.6        7       1,062.8          3        682.8      13      431.2     (29)
     1991        5,786.6       12       1,027.9         16        606.0      21      606.0      21
     1990        5,181.4       11         886.0         21        502.8      19      502.8       7
     1989        4,651.7        7         732.5         (8)       422.1     (12)     470.2      (2)
     1988        4,348.8       15         794.1         15        480.4      21      480.4      21
     1987        3,793.0       14         691.2          7        395.9      24      395.9      24
     1986        3,340.7       14         647.4         16        318.9      13      318.9      13
     1985        2,930.1       13         558.4         21        281.1      12      281.1      12
========================================================================================================


============================================================================================
                         PER COMMON SHARE DATA (c)
                 -------------------------------------------
                 EARNINGS
                  BEFORE       (a)(b)                              AVERAGE
                ACCOUNTING      NET       CASH        BOOK         SHARES     SHAREHOLDERS'
                 CHANGE      EARNINGS   DIVIDENDS     VALUE      OUTSTANDING     EQUITY
--------------------------------------------------------------------------------------------
10-year
Compound
Growth Rate         7%          7%        13%
     1995         $2.24       $2.24      $1.50        $7.34         219.2       $1,590.9
     1994          3.15        3.15       1.40         8.15         224.2        1,807.5
     1993          2.94        2.94       1.32         7.52         231.5        1,713.4
     1992          2.86        1.81       1.20         8.20         238.9        1,945.2
     1991          2.51        2.51       1.075        8.98         241.2        2,159.8
     1990          2.08        2.08        .96         7.88         241.6        1,901.8
     1989          1.73        1.93        .86         6.70         244.2        1,634.4
     1988          1.95        1.95        .76         6.03         246.4        1,483.2
     1987          1.60        1.60        .64         4.91         247.4        1,211.4
     1986          1.29        1.29        .51         3.63         247.0          898.4
     1985          1.14        1.14        .45         2.77         246.6          683.0
============================================================================================

OTHER INFORMATION AND FINANCIAL RATIOS

============================================================================================================
             PROPERTY,       CAPITAL                      TOTAL      ADVERTISING      R&D          NUMBER OF
              NET         EXPENDITURES   DEPRECIATION    ASSETS        EXPENSE      EXPENSE        EMPLOYEES
------------------------------------------------------------------------------------------------------------
     1995   $2,784.8        $315.7        $258.8        $4,414.6       $891.5        $72.2          14,487
     1994    2,892.8         354.3         256.1         4,467.3        856.9         71.7          15,657
     1993    2,768.4         449.7         265.2         4,237.1        772.4         59.2          16,151
     1992    2,662.7         473.6         231.5         4,015.0        782.3         56.7          16,551
     1991    2,646.5         333.5         222.8         3,925.8        708.3         34.7          17,017
     1990    2,595.4         320.5         200.2         3,749.4        648.5         38.3          17,239
     1989    2,406.3         508.7         167.6         3,390.4        611.4         42.9          17,268
     1988    2,131.9         538.1         139.7         3,297.9        560.9         42.0          17,461
     1987    1,738.8         478.4         113.1         2,680.9        486.9         40.0          17,762
     1986    1,281.1         329.2          92.7         2,084.2        355.6         38.2          17,383
     1985    1,035.9         245.6          75.4         1,726.1        302.2         33.9          17,082
============================================================================================================


=========================================================================================================
                          FINANCIAL RATIOS
             -------------------------------------------
                          PRETAX                                               CASH (USED IN)/
                         INTEREST   RETURN ON   DEBT TO           CASH           PROVIDED BY
             CURRENT     COVERAGE    AVERAGE     TOTAL         PROVIDED BY        FINANCING    LONG-TERM
               RATIO     (TIMES)     EQUITY     CAPITAL        OPERATIONS        ACTIVITIES       DEBT
---------------------------------------------------------------------------------------------------------
     1995      1.1          12         29%        36%         $1,041.0           ($759.2)        $717.8
     1994      1.2          23         40%        36%            966.8            (559.5)         719.2
     1993      1.0          27         37%        35%            800.2            (464.2)         521.6
     1992      1.2          33         21%        21%            741.9            (422.6)         314.9
     1991       .9          17         30%        18%            934.4            (537.7)          15.2
     1990       .9          10         28%        26%            819.2            (490.9)         295.6
     1989       .9          10         30%        34%            533.5            (143.2)         371.4
     1988       .9          14         36%        32%            492.3              52.1          272.1
     1987       .9          14         38%        27%            523.5            (130.5)         290.4
     1986      1.1          13         40%        31%            542.7            (144.1)         264.1
     1985      1.4          11         48%        38%            449.7            (384.4)         392.6
=========================================================================================================

(a) Operating profit for 1995 includes non-recurring charges of $421.8 million ($271.3 million after tax or $1.24 per share). Operating profit for 1993 includes non-recurring charges of $64.3 million ($41.1 million after tax or $.18 per share). See Management's Discussion and Analysis on pages 16-19 and Note 4 within Notes to Consolidated Financial Statements for further explanation.

(b) Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) #106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The transition effect of adopting SFAS #106 on the immediate recognition basis, as of January 1, 1992, resulted in a charge of $251.6 million ($1.05 per share) to 1992 earnings, net of $144.6 million of income tax benefit. The Company adopted SFAS #106 on a worldwide basis; however, costs associated with subsidiaries outside North America are insignificant. Net earnings for 1989 include a $48.1 million gain ($.20 per share) resulting from the adoption of SFAS #96, "Accounting for Income Taxes," as of January 1, 1989.

(c) All per share data retroactively restated to reflect 2 for 1 stock splits in 1991 and 1986.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS  OF  OPERATIONS

1995 COMPARED TO 1994

Kellogg revenues are generated from the sale of ready-to-eat cereals and other grain-based convenience foods in nearly 160 countries. During 1995, the Company continued to demonstrate strong global market leadership with a 42% annual share of worldwide cereal category volume; 36% in North America, 48% in Europe, 48% in Asia-Pacific, and 69% in Latin America.

1995 was a year in which the Company took major steps to position itself for the future, initiating various programs to streamline operations and improve productivity. These initiatives, and related non-recurring charges incurred, are described below. Excluding these non-recurring charges, the Company exhibited strong increases in earnings and earnings per share, driven by a return to growth in the U.S. cereal business, low double-digit volume growth in other convenience foods, and an aggressive focus on cost efficiencies.

[GRAPH]

1995 Geographic Net Sales - The 1995 Geographic Net Sales graph shows in pie chart form, the relative proportion of the Company's 1995 net sales attributable to major geographic segments as follows: United States 58%, Europe 26%, Other 16%.

[END GRAPH]

Consolidated net sales increased 7% over 1994, principally from volume growth and product mix improvements. On a geographic basis, sales increased 6% in the U.S., 9% in Europe, and 5% in all other areas. Foreign currency movements had an insignificant effect on consolidated net sales, but contributed favorably by 7% in Europe and unfavorably by 13% in other non-U.S. areas, primarily due to the significant currency devaluation in Mexico.

The Company's total volume was up 4% versus the prior year. Excluding results of divested businesses, total volume increased 5%. Despite intense competitive pressure in all developed markets, Kellogg's global cereal volume grew 3% during 1995, driven by shipment increases in North American, Continental Europe, and Asia-Pacific markets. Latin America experienced slightly lower shipments, as a volume reduction in Mexico, resulting from the effect on the local economy of 1994's peso devaluation, was partially offset by strong growth in other Latin American markets. Other convenience foods volume growth was driven by strong sales of new products in the North American market, where the Company continues to hold the number one position in dollar sales in the toaster pastry, cereal/granola bar, and frozen waffle categories.

The gross profit margin decreased to 54.6% from 55.0% in 1994, primarily due to changes in product mix and higher costs in North American operations. Management expects 1996 margins to be in line with 1995, with increased plant efficiencies and productivity improvements helping to offset continued pressure from higher raw material and packaging costs.

Selling and administrative expense for 1995 was up 5% over 1994, and represented 36.6% of net sales, down .7 percentage points from the prior year. The decrease in selling and administrative expense as a percentage of net sales reflects the Company's continued emphasis on cost containment and carefully managed marketing spending. In line with the Company's long-term strategy, which was initiated in early 1994, there has been a shift over the last two years from price promotion on established brands toward advertising and other brand value-building activities. Management believes that this strategy, combined with a strong new-product development program, will assist in adding further value to the Company's brand portfolio, thereby delivering long-term profitable growth.


================================================================================================================
Operating Profit by Area                                          United
(millions)                                                        States      Europe      Other     Consolidated
----------------------------------------------------------------------------------------------------------------
1995 operating profit as reported                                 $443.1      $293.6      $100.8      $  837.5
Non-recurring charges                                              325.0        38.4        58.4         421.8
----------------------------------------------------------------------------------------------------------------
Operating profit excluding non-recurring charges                  $768.1      $332.0      $159.2      $1,259.3
----------------------------------------------------------------------------------------------------------------
1994 operating profit as reported                                 $708.5      $287.5      $166.6      $1,162.6
----------------------------------------------------------------------------------------------------------------
% growth - 1995 versus 1994, excluding non-recurring charges         +8%        +15%         -4%           +8%
================================================================================================================


Operating profit, excluding non-recurring charges of $421.8 million, increased 8% to $1.26 billion. Operating profit, excluding the charges, was up 8% in the U.S., up 15% in Europe, and down 4% in all other areas. Excluding both non-recurring charges and foreign currency impact, operating profit was up 7% in Europe and up 18% in other non-U.S. areas. While foreign currency movements had a significant impact on geographic results, the net unfavorable impact on consolidated operating profit was only 1%.

Gross interest expense, prior to amounts capitalized, increased to $69.8 million for 1995, up $17.5 million from 1994, due primarily to increased interest rates on short-term borrowings. This increase in interest expense was substantially offset by increases in interest income due to higher average cash balances throughout the year. The Company expects interest expense during 1996 to remain at 1995 levels.

Other income for 1994 included a gain of $21.1 million ($13.3 million after tax or $.06 per share) from the sale of the Mrs. Smith's Frozen Foods pie business. Other expense for 1994 included a charge of $20.5 million ($13.1 million after tax or $.06 per share), primarily from the initial funding of the Kellogg's Corporate Citizenship Fund, a private trust established for charitable donations.

The Company's effective income tax rate for the year, excluding the effect of non-recurring charges, was 37.5%, .1 percentage point lower than the comparable rate for 1994. The Company expects its effective income tax rate for 1996 to remain between 37% and 38%. The Company's effective income tax rate for 1995, including the effect of non-recurring charges, was 38.4%.

Earnings per share for 1995 were $2.24, compared to $3.15 in 1994. Net earnings were $490.3 million versus $705.4 million for the prior year. Excluding all non-recurring events for both years, net earnings for 1995 were $761.6 million, up 8%, and earnings per share were $3.48, up 10% or $.33 over 1994, derived from $.31 in business growth, $.05 in share repurchase, and $.01 in tax rate reduction, partially offset by a $.04 negative foreign currency exchange effect. Foreign currency movements contributed favorably to net earnings by 6% in Europe and unfavorably by 21% in other non-U.S. areas, netting to an unfavorable consolidated impact of only 1%.

[GRAPH]

Drivers of EPS Growth - 1995 vs. 1994 (excluding non-recurring events) - The Drivers of EPS Growth graph shows, in a stacked single cylinder form, the relative contributions to the Company's 1995 earnings per share increase versus 1994, excluding non-recurring events in both periods. The drivers were Business Growth, Share Repurchase, Tax Rate, and Foreign Exchange for $.31, $.05, $.01, and ($.04), respectively.

[END GRAPH]

1994 COMPARED TO 1993

Consolidated 1994 net sales increased 4% over 1993, principally from higher selling prices and, to a lesser extent, product mix improvements and lower trade spending. Excluding the results of the Mrs. Smith's Frozen Foods pie business, divested during the first quarter of 1994, and the Argentine snack business, divested during the fourth quarter of 1993, consolidated 1994 net sales increased 7%. On a geographic basis, excluding the results of divested businesses, sales increased 5% in the U.S., 9% in Europe, and 9% in all other areas.

The Company's total volume was down 2% in 1994 versus 1993. However, excluding results of divested businesses, total volume increased 2% over 1993, buoyed by strong growth in the U.S. convenience foods market.

Kellogg's global cereal volume grew 1% during 1994, with a volume decline in the U.S. cereal market more than offset by volume growth in non-U.S. markets. The volume decline in the U.S. cereal market reflected competitive pressure and the Company's introduction of its new strategy on pricing and market spending.

The gross profit margin strengthened to 55.0%, up 2 percentage points over 1993. This increase in gross margin was the result of favorable pricing, combined with cost containment programs and productivity improvements which held cost of goods sold essentially flat on a per-kilo basis.

Selling and administrative expense for 1994 was up 9% over 1993, and was 37.3% of net sales, up one percentage point from the prior year, representing investment in value-added marketing and new-product research and development.

Operating profit was $1.16 billion, up 9% from 1993 operating profit, excluding non-recurring charges. Excluding the results of divested businesses and non-recurring charges, operating profit was up 11% in total, 10% in the U.S., 15% in Europe, and 11% in all other areas. Foreign currency movements contributed favorably by 3% in Europe and less than 1% in other non-U.S. areas. Reported operating profit for 1993 was $1.00 billion and included non-recurring charges of $64.3 million ($41.1 million after tax or $.18 per share) principally from the write-down of certain assets in Europe and North America.

Other income for 1993 included a gain of $32.2 million ($24.1 million after tax or $.10 per share) from the sale of Cereal Packaging Ltd., a wholly owned subsidiary of Kellogg Company of Great Britain Ltd., and a gain of $33.7 million ($22.2 million after tax or $.10 per share) from the sale of the Company's Argentine snack food business.

Gross interest expense, prior to amounts capitalized, increased to $52.3 million for 1994 compared to $40.4 million for 1993, due to higher debt levels, incurred primarily to fund common stock repurchases, and increased interest rates on short-term borrowings.

The Company's effective income tax rate for the year was 37.6%, 3.4 percentage points higher than the comparable rate for 1993. A primary factor contributing to this variance was the one-time favorable impact of statutory rate reductions in several foreign jurisdictions during 1993.

Earnings per share for 1994 were $3.15, up 7%. Net earnings were $705.4 million, an increase of 4%. Excluding all non-recurring events and the results of divested businesses, earnings per share for 1994 were $3.16, up 10% over 1993, and net earnings were $708.8 million, up 7%.

LIQUIDITY  AND CAPITAL RESOURCES

The financial condition of the Company remained strong during 1995. Consistent with historical results, operations provided a strong, positive cash flow during 1995 which resulted in net cash provided from operations of $1.04 billion, principally due to higher net earnings, adjusted for the non-cash components of non-recurring events, and improved working capital management. The strong cash flow, combined with a program of issuing commercial paper and maintaining worldwide credit facilities, provides adequate liquidity to meet the Company's operational needs. The Company maintains credit facilities with banking institutions in the United States and other countries where it conducts business. At year-end, the Company had $623.5 million of short-term lines of credit, of which $607.9 million were available. The ratio of current assets to current liabilities was 1.1:1.0 as of December 31, 1995, and 1.2:1.0 at December 31, 1994.

Net cash used in investing activities for 1995 was $308.9 million, primarily related to capital spending of $315.7 million. Capital expenditures decreased by $38.6 million from $354.3 million during 1994, reflecting the Company's application of value-based management principles and the ongoing strategy of improving return on invested capital. Over the past several years, investment has been focused on gaining entrance to relatively untapped markets, which are expected to provide significant long-term growth potential in ready-to-eat cereal and other convenience foods consumption. As a result, the Company opened new plants in Latvia in 1993, India in 1994, China and Argentina in 1995, and commenced construction of a new plant in Thailand in early 1996. Also, construction began in 1995 on the Company's new food research center, the
W. K. Kellogg Institute, located in Battle Creek, Michigan. This facility is expected to be completed in 1997 with a total investment of approximately $65 million. Management anticipates that 1996 capital expenditures will be $300-$350 million.

Net cash used in financing activities was $759.2 million related primarily to common stock repurchases and dividends. During 1995, the Company spent $374.7 million to purchase 5,684,864 shares of its common stock, contributing $.05 to earnings per share growth over that time period. Stock repurchases are made under plans authorized by the Company's Board of Directors. On September 21, 1995, the Board authorized the additional purchase of up to $400 million in Company stock through December 31, 1996. As of December 31, 1995, the total remaining authorized purchase amount was $350.7 million. Market conditions permitting, management intends to fully utilize this authorization by the end of 1996.

[GRAPH]

Stock Repurchased Since 1984 (based on shares outstanding at 12/31/83) - The Stock Repurchased Since 1984 graph shows in pie chart form the relative proportion of the Company's Common Stock repurchased versus outstanding as a percentage of shares outstanding at 12/31/83. Common Stock repurchased and outstanding were 31% and 69% respectively.

[END GRAPH]

Dividends paid per share of common stock increased 7% to $1.50 in 1995, marking the 39th consecutive year of increase. Management believes the trend of increased dividends will continue in 1996. Total dividends paid during 1995 were $328.5 million.

Long-term debt outstanding at year-end 1995 consisted principally of $200 million of three-year notes issued in 1994, $200 million of five-year notes issued in 1993, and $300 million of five-year notes issued in 1992. Short-term debt outstanding at year-end 1995 and 1994 consisted principally of U.S. commercial paper. The Company continues to enjoy the highest available debt ratings on both its long-term debt and commercial paper.

The Company's net debt position (long-term debt plus notes payable less cash) at December 31, 1995, was $685.8 million, down $42.8 million from December 31, 1994, as the increase in operating cash flow during the year allowed the Company to reduce short-term debt. The ratio of debt to total capitalization was 36%, unchanged from December 31, 1994.

At December 31, 1995, the Company had available an unused "shelf registration" of $200 million with the Securities and Exchange Commission to provide for the issuance of debt in the United States. The proceeds of such an offering would be added to the Company's working capital and be available for general corporate purposes.


NON-RECURRING CHARGES

Management's objective to maximize shareholder value includes a constant reassessment of its business strategies. The Company's commitment to be positioned for future success was the basis of several initiatives announced during 1995 to improve productivity and streamline global operations.

During 1995, the Company recorded total non-recurring charges of $421.8 million ($271.3 million after tax or $1.24 per share), primarily related to streamlining initiatives. Approximately 2,000 employee positions will be eliminated by the end of 1996, nearly 13% of the global workforce at December 1994, through a combination of voluntary early retirement incentives, and voluntary and involuntary severance programs. These initiatives required pre-tax cash outlays of approximately $40 million in 1995 and will require additional cash outlays of approximately $120 to $130 million in 1996. The Company expects to realize approximately $120 million of annual pre-tax savings by 1997, with about 60% of this amount being achieved in 1996. These savings are not necessarily indicative of future incremental earnings due to management's commitment to hold product pricing below the rate of inflation, while investing in competitive business strategies, new markets, and growth opportunities.

During the first half of 1995, plans were announced to improve manufacturing efficiency in the U.S., Australia, and Great Britain. As a result, the Company reported total pre-tax charges during the second quarter of $52.8 million related primarily to severance and early retirement programs which eliminated 475 employee positions.

During the fourth quarter, the Company reported pre-tax charges totaling $369.0 million, comprised of $295.2 million to further streamline operations and $73.8 million for asset impairment losses. The streamlining initiatives were primarily related to hourly workforce and capacity realignments in the Company's U.S., European, and Australian manufacturing operations. Approximately 50% of the streamlining charges relate to employee retirement and severance benefits, with the remainder consisting principally of asset write-off and removal costs resulting from a plant closing in San Leandro, California, and production realignments in other locations.

The asset impairment losses of $73.8 million consisted principally of the write-down of certain operating assets in North America and the Asia-Pacific region, and resulted from the evaluation of the Company's ability to recover asset costs given changes in local market conditions, sourcing of products, and other strategic factors.

Associated with the 1995 streamlining efforts were additional costs incurred to redeploy manufacturing and employee resources. The charges reported included total expenses of $18 million incurred for employee retraining and relocation, consulting, and relocated production line start-up. The Company expects an additional $30 million of similar costs in 1996 which will be recorded as non-recurring charges as incurred. These additional costs are included in the estimated cash outlay figures for 1996 stated above.

The Company continues to focus on optimizing its worldwide efficiency through improvements in its manufacturing, marketing, logistics, and customer service processes while lowering costs and more effectively utilizing human and financial resources. In early 1996, the Company commenced a plan to consolidate and reorganize certain aspects of its European operations to better serve the Pan-European marketplace. Also, the Company intends to further streamline operations in Australia. As a result, the Company expects to incur pre-tax non-recurring charges during 1996 of approximately $45 to $70 million related to these initiatives. The foregoing is a forward-looking statement. Actual amounts may vary depending on the final determination of important factors such as the magnitude of centralization of operations, the number of employees affected and the type of separation programs, product sourcing reviews, asset utilization analyses, and other items which have yet to be determined. In addition, the recognition of these charges will be dependent upon the timing of management approvals of elements of the reorganization plan and specific communications to employees.

For all of the initiatives described above, the combined non-recurring charges expected to be recognized during 1996 are $75 to $100 million. Refer to Note 4 to the consolidated financial statements for further explanation of non-recurring charges.

1996 OUTLOOK

Management anticipates that 1996 will be another year of growth for the Company, achieved through increases in global volume, the continuation of product pricing below inflation, continual improvements in operating efficiencies, strong cash flows, and continued share repurchase activity. The Company's business environment remains highly competitive around the world.

Management is not aware of any adverse trends that would materially affect the Company's strong financial position. Should suitable investment opportunities or working capital needs arise that would require additional financing, management believes that the Company's triple A credit rating, strong balance sheet, and its solid earnings history provide a base for obtaining additional financial resources at competitive rates and terms.

NEW ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) #121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". This new standard requires that long-lived assets be reviewed for impairment whenever the carrying amount of that asset may not be recoverable. The recoverability is based on the estimated future cash flows resulting from the use of the
asset.   Adoption of SFAS #121 is required in 1996.  The Company does not expect the adoption of SFAS #121 to have a significant impact on the Company's financial condition or results of operations.

In October 1995, the FASB issued SFAS #123, "Accounting for Stock-based Compensation". This new standard encourages, but does not require, a fair-value based method of accounting for stock-based compensation plans. Adoption of the disclosure requirements of SFAS #123 is required in 1996. The Company has decided to adopt only the disclosure provisions of SFAS #123 and, therefore, there will be no impact on the Company's financial condition or results of operations.

Kellogg Company and Subsidiaries
CONSOLIDATED EARNINGS AND RETAINED EARNINGS
Year ended December 31,

===============================================================================================
(millions, except per share data)                         1995           1994            1993
-----------------------------------------------------------------------------------------------
NET SALES                                               $7,003.7       $6,562.0        $6,295.4
-----------------------------------------------------------------------------------------------
Cost of goods sold                                       3,177.7        2,950.7         2,989.0
Selling and administrative expense                       2,566.7        2,448.7         2,237.5
Non-recurring charges                                      421.8         -                 64.3
-----------------------------------------------------------------------------------------------
OPERATING PROFIT                                           837.5        1,162.6         1,004.6
-----------------------------------------------------------------------------------------------
Interest expense                                            62.6           45.4            33.3
Other income (expense), net                                 21.1           12.8            62.8
-----------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                               796.0        1,130.0         1,034.1
Income taxes                                               305.7          424.6           353.4
-----------------------------------------------------------------------------------------------
NET EARNINGS - $2.24, $3.15, $2.94 PER SHARE               490.3          705.4           680.7
Retained earnings, beginning of year                     3,801.2        3,409.4         3,033.9
Dividends paid - $1.50, $1.40, $1.32 per share            (328.5)        (313.6)         (305.2)
-----------------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF YEAR                          $3,963.0       $3,801.2        $3,409.4
===============================================================================================

See notes to consolidated financial statements.

Kellogg Company and Subsidiaries
CONSOLIDATED BALANCE SHEET
At December 31,

=======================================================================================================
(millions, except share data)                                                      1995          1994
-------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                       $   221.9     $   266.3
Accounts receivable, less allowances of $6.4 and $6.2                               590.1         564.5
Inventories                                                                         376.7         396.3
Other current assets                                                                240.1         206.4
-------------------------------------------------------------------------------------------------------
                TOTAL CURRENT ASSETS                                              1,428.8       1,433.5
-------------------------------------------------------------------------------------------------------
PROPERTY, NET                                                                     2,784.8       2,892.8
OTHER ASSETS                                                                        201.0         141.0
-------------------------------------------------------------------------------------------------------
                TOTAL ASSETS                                                    $ 4,414.6     $ 4,467.3
=======================================================================================================
CURRENT LIABILITIES
Current maturities of long-term debt                                            $     1.9     $      .9
Notes payable                                                                       188.0         274.8
Accounts payable                                                                    370.8         334.5
Accrued liabilities                                                                 704.7         575.0
-------------------------------------------------------------------------------------------------------
                TOTAL CURRENT LIABILITIES                                         1,265.4       1,185.2
-------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                      717.8         719.2
OTHER LIABILITIES                                                                   840.5         755.4
SHAREHOLDERS' EQUITY
Common stock, $.25 par value, 330,000,000 shares authorized
    Issued: 311,128,152 shares in 1995 and 310,356,488 in 1994                       77.8          77.6
Capital in excess of par value                                                      105.2          68.6
Retained earnings                                                                 3,963.0       3,801.2
Treasury stock, at cost: 94,423,270 shares in 1995 and 88,655,238 in 1994        (2,361.2)     (1,980.6)
Currency translation adjustment                                                    (193.9)       (159.3)
-------------------------------------------------------------------------------------------------------
                TOTAL SHAREHOLDERS' EQUITY                                        1,590.9       1,807.5
-------------------------------------------------------------------------------------------------------
                TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                      $ 4,414.6     $ 4,467.3
=======================================================================================================

See notes to consolidated financial statements.

Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31,

================================================================================================
(millions)                                                 1995            1994            1993
------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                            $  490.3         $ 705.4         $ 680.7
Items in net earnings not requiring (providing) cash:
  Depreciation                                             258.8           256.1           265.2
  Pre-tax gain on sale of subsidiaries                      --             (26.7)          (65.9)
  Deferred income taxes                                    (78.7)           24.5           (22.3)
  Non-recurring charges, net of cash paid                  385.3            --              64.3
  Other                                                      9.1            22.2            15.6
Pension contributions                                      (74.5)          (71.5)          (68.0)
Changes in operating assets and liabilities                 50.7            56.8           (69.4)
------------------------------------------------------------------------------------------------
      NET CASH PROVIDED FROM OPERATING ACTIVITIES        1,041.0           966.8           800.2
------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to properties                                   (315.7)         (354.3)         (449.7)
Proceeds from sale of subsidiaries                          --              95.5            95.6
Property disposals                                           6.3            15.6            19.0
Other                                                         .5             7.8           (25.1)
------------------------------------------------------------------------------------------------
      NET CASH USED IN INVESTING ACTIVITIES               (308.9)         (235.4)         (360.2)
------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net borrowings of notes payable                            (86.8)         (111.9)          176.7
Issuance of long-term debt                                  --             200.0           208.3
Reduction in long-term debt                                  (.4)           (2.9)           (1.7)
Issuance of common stock                                    36.8             2.3             2.9
Common stock repurchases                                  (374.7)         (327.3)         (548.1)
Cash dividends                                            (328.5)         (313.6)         (305.2)
Other                                                       (5.6)           (6.1)            2.9
------------------------------------------------------------------------------------------------
      NET CASH USED IN FINANCING ACTIVITIES               (759.2)         (559.5)         (464.2)
------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                    (17.3)           (3.7)           (4.0)
------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents           (44.4)          168.2           (28.2)
Cash and cash equivalents at beginning of year             266.3            98.1           126.3
------------------------------------------------------------------------------------------------
      CASH AND CASH EQUIVALENTS AT END OF YEAR          $  221.9         $ 266.3         $  98.1
================================================================================================


See notes to consolidated financial statements.

KELLOGG COMPANY AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 ACCOUNTING POLICIES

Consolidation
The consolidated financial statements include the accounts of Kellogg Company and its majority-owned subsidiaries. Intercompany balances and transactions are eliminated.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

Cash and cash equivalents
Highly liquid temporary investments with original maturities of less than three months are considered to be cash equivalents. The carrying amount approximates fair value.

Inventories
Inventories are valued at the lower of cost (principally average) or market.


Property
Fixed assets are recorded at cost and depreciated over estimated useful lives using straight-line methods for financial reporting and accelerated methods for tax reporting. Cost includes an amount of capitalized interest associated with significant capital additions.

Advertising
The costs of advertising are generally expensed as incurred.

Net earnings per share
Net earnings per share is determined by dividing net earnings by the weighted average number of common shares outstanding during the period.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 LEASES

Operating leases generally are for equipment and warehouse space. Rent expense on all operating leases, which generally are renewable at the Company's option, was $32.0 million in 1995, $37.5 million in 1994, and $43.7 million in 1993.
At December 31, 1995, future minimum annual rental commitments under non-cancelable operating leases totalled $47.4 million consisting of $15.7 million for 1996, $11.0 million for 1997, $6.2 million for 1998, $4.1 million for 1999, $3.6 million for 2000, and $6.8 million in later years.

NOTE 3 OTHER INCOME AND EXPENSE

Other income and expense includes non-operating items such as interest income, foreign exchange gains and losses, and charitable donations.

Other income for 1994 includes a gain of $21.1 million ($13.3 million after tax or $.06 per share) from the sale of the Mrs. Smith's Frozen Foods pie business to The J. M. Smucker Co. Other expense for 1994 includes a charge of $20.5 million ($13.1 million after tax or $.06 per share) primarily from the initial funding of the Kellogg's Corporate Citizenship Fund, a private trust established for charitable donations.

Other income for 1993 includes a gain of $32.2 million ($24.1 million after tax or $.10 per share) from the sale of Cereal Packaging, Ltd., a wholly owned subsidiary of Kellogg Company of Great Britain, Ltd., and a gain of $33.7 million ($22.2 million after tax or $.10 per share) from the sale of the Argentine snack food business.

NOTE 4 NON-RECURRING CHARGES

Operating profit for 1995 includes total non-recurring charges of $421.8 million ($271.3 million after tax or $1.24 per share), comprised of $348.0 million related to streamlining initiatives and $73.8 million for asset impairment losses.

The streamlining initiatives primarily concerned operational workforce and capacity realignments in the U.S., Australia, and Europe, eliminating approximately 2,000 employee positions by the end of 1996 through a combination of voluntary early retirement incentives, and voluntary and involuntary severance programs. These initiatives required pre-tax cash outlays of approximately $40 million in 1995 and will require additional cash outlays of approximately $120 to $130 million in 1996. The Company expects to realize approximately $120 million of annual pre-tax savings by 1997, with about 60% of this amount being achieved in 1996.

Associated with the 1995 streamlining efforts were additional costs incurred to redeploy manufacturing and employee resources. The charges reported included total expenses of $18 million incurred for employee retraining and relocation, consulting, and relocated production line start-up. The Company expects an additional $30 million of similar costs in 1996 which will be recorded as non-recurring charges as incurred. These additional costs are included in the estimated cash outlay figures for 1996 stated above.

The components of the streamlining charges, as well as reserve balances remaining at December 31, 1995, were:

=========================================================================================
                                               Amounts charged
                                        ---------------------------  Amounts    Remaining
(millions)                                Cash    Non-cash   Total   utilized    reserve
-----------------------------------------------------------------------------------------
Employee retirement
  and severance benefits (a)             $183.6              $183.6    $126.1     $57.5
Asset write-offs                                     106.5    106.5     106.5       ---
Asset removal                              39.5                39.5       3.0      36.5
Other                                      18.4                18.4      18.4       ---
-----------------------------------------------------------------------------------------
                                         $241.5     $106.5   $348.0    $254.0     $94.0
=========================================================================================

(a) Includes approximately $100 million of pension and post-retirement health care curtailment losses and special termination benefits recognized in the current year. Refer to Notes 8 and 9.

The asset impairment losses of $73.8 million consist principally of the write-down of certain operating assets in North America and the Asia-Pacific region, and result from the evaluation of the Company's ability to recover asset costs given changes in local market conditions, sourcing of products, and other strategic factors.

Operating profit for 1993 includes non-recurring charges of $64.3 million ($41.1 million after tax or $.18 per share) principally from the write-down of certain assets in Europe and North America.

NOTE 5  SHAREHOLDERS' EQUITY

Under plans authorized by the Board of Directors, the Company purchased 5,684,864 shares of its common stock in 1995, 6,194,500 shares in 1994, and 9,487,508 shares in 1993. All purchases are included in treasury stock. Net exchange gains or losses resulting from the translation of assets and liabilities of foreign subsidiaries, except those in highly inflationary economies, are accumulated in the currency translation component of shareholders' equity.

Components of shareholders' equity were:

===================================================================================================================================
                                                                                                         Minimum
                                           Common stock    Capital in               Treasury stock       pension      Currency
                                        -----------------  excess of   Retained    -----------------    liability    translation
(millions)                              shares     amount  par value   earnings    shares   amount      adjustment    adjustment
-----------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993                  310.2   $77.5      $69.2    $3,033.9      72.9   ($1,105.0)      $  --       ($130.4)
Stock options exercised                      .1      .1        2.8
Net earnings                                                             680.7
Dividends                                                               (305.2)
Exchange adjustments                                                                                                     (36.8)
Minimum pension liability adjustment                                                                        (25.3)
Common stock repurchases                                                             9.5      (548.1)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                310.3    77.6       72.0     3,409.4      82.4    (1,653.1)       (25.3)      (167.2)
Stock options exercised                      .1                2.3
Net earnings                                                             705.4
Dividends                                                               (313.6)
Exchange adjustments                                                                                                       7.9
Minimum pension liability adjustment                                                                         25.3
Common stock repurchases                                                             6.2      (327.3)
Other                                                         (5.7)                   .1         (.2)
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                310.4    77.6       68.6     3,801.2      88.7    (1,980.6)         --        (159.3)
Stock options exercised                      .7      .2       36.6
Net earnings                                                             490.3
Dividends                                                               (328.5)
Exchange adjustments                                                                                                     (34.6)
Common stock repurchases                                                             5.7      (374.7)
Other                                                                                --         (5.9)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                311.1   $77.8     $105.2    $3,963.0      94.4   ($2,361.2)      $  --       ($193.9)
===================================================================================================================================

NOTE 6 DEBT

Notes payable consist principally of commercial paper borrowings in the United States at the highest credit rating available and, to a lesser extent, bank loans of foreign subsidiaries at competitive market rates. U.S. borrowings at December 31, 1995, were $173.4 million with an effective interest rate of 5.7% and at December 31, 1994, were $243.3 million with an effective interest rate
of 5.9%.   At December 31, 1995, the Company had $623.5 million of short-term lines of credit, of which $607.9 million were unused and available for borrowing on an unsecured basis.

Long-term debt at year-end consisted of:

===========================================================
      (millions)                         1995        1994
-----------------------------------------------------------
(a)   Three-Year Notes due 1997          $200.0      $200.0
(b)   Five-Year Notes due 1998            200.0       200.0
(c)   Five-Year Notes due 1997            299.6       299.4
      Other                                20.1        20.7
-----------------------------------------------------------
                                          719.7       720.1
      Less current maturities              (1.9)        (.9)
-----------------------------------------------------------
      Balance, December 31               $717.8      $719.2
===========================================================

(a) In September 1994, the Company issued $200 million of three-year debt consisting of both 8.125% Euro Canadian Dollar Secured Notes and 5.25% Swiss Franc Secured Notes. These Notes were swapped into U.S. dollar obligations, with a variable rate indexed to the Federal Reserve AA composite rate on 30-day commercial paper, for the duration of the three-year term.

(b) In October 1993, the Company issued $200 million of five-year 6.25% Euro Canadian Dollar Notes which were swapped into 4.629% fixed rate U.S. dollar obligations for the duration of the five-year term. In December 1993, the Notes were swapped into variable rate debt for a two-year period, indexed to the London Interbank Offered Rate. This swap expired in December 1995.

(c) In July 1992, the Company issued $300 million of five-year 5.9% U.S. dollar obligations. The Notes were swapped into variable rate debt for a two-year period expiring July 1994, indexed to the London Interbank Offered Rate.

In August 1993, the Company filed a $200 million "shelf registration" with the Securities and Exchange Commission which remains unused at December 31, 1995.

Scheduled principal repayments on long-term debt are (in millions): 1996-$2, 1997-$502, 1998-$206, 1999-$1, 2000-$1.

Interest paid, net of amounts capitalized, approximated interest expense in each of the three years ended December 31, 1995. Interest expense capitalized as part of the construction cost of fixed assets was (in millions):
1995-$7.2; 1994-$6.9; 1993-$7.1.

NOTE 7 STOCK OPTIONS

The Key Employee Long-Term Incentive Plan provides for benefits to be awarded to executive-level employees in the form of stock options, performance shares, performance units, incentive stock options, restricted stock grants, and other stock-based awards. The Kellogg Employee Stock Ownership Plan is designed to offer stock and other incentive awards based on Company performance to employees who are not eligible to participate in the Key Employee Long-Term Incentive Plan. Under these plans, options have been granted with exercise prices equal to the fair market value of the Company's common stock at the time of grant, exercisable for a 10-year period following the date of grant, subject to vesting rules. Options awarded to executive-level employees are vested at the date of grant, while options awarded to other employees are subject to graded vesting over a five-year period.

The Key Employee Long-Term Incentive Plan also contains a reload option feature. When Company stock is surrendered to pay the exercise price of a stock option, the holder of the option is granted a new option for the number of shares surrendered. For all options reloaded, the expiration date is not changed, but the option price becomes the fair market value of the Company's stock on the date the new reload option is granted.

Under the Key Employee Long-Term Incentive Plan, options for 9,949,433 and 8,905,323 shares were available for grant at January 1, 1995, and December 31, 1995, respectively. Under the Kellogg Employee Stock Ownership Plan, options for 5,228,710 and 4,616,160 shares were available for grant at January 1, 1995, and December 31, 1995, respectively.

Transactions under these plans were:

=======================================================================================
                                                 1995           1994           1993
---------------------------------------------------------------------------------------
Under option, January 1                        3,805,335      2,434,587      1,909,382
Granted                                        2,588,928      1,607,984        848,885
Exercised                                     (1,915,322)       (85,647)      (293,494)
Cancelled                                        (56,183)      (151,589)       (30,186)
--------------------------------------------------------------------------------------
Under option, December 31                      4,422,758      3,805,335      2,434,587
--------------------------------------------------------------------------------------
Exercisable, December 31                       3,052,873      3,034,195      2,434,587
--------------------------------------------------------------------------------------
Shares available, December 31, for
     options that may be granted              13,521,483     15,178,143     10,620,578
--------------------------------------------------------------------------------------
Average prices per share
     Exercised                                    $54.61         $38.20         $45.46
     Under option, December 31                    $59.15         $56.03         $56.95
======================================================================================

NOTE 8 PENSION BENEFITS

The Company has a number of U.S. and worldwide pension plans to provide retirement benefits for its employees. Benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments. Investment in Company common stock represented 8.9% and 7.7% of consolidated plan assets at December 31, 1995 and 1994, respectively.

The components of pension expense were:

========================================================================================
(millions)                                                       1995     1994     1993
----------------------------------------------------------------------------------------
Service cost                                                     $27.4    $29.0    $24.9
Interest cost                                                     66.0     60.3     57.8
Actual (return) loss on plan assets                             (163.3)    (3.5)   (76.3)
Net amortization and deferral                                    100.3    (51.0)    26.7
Curtailment loss and special termination benefits expense         77.7    -        -
----------------------------------------------------------------------------------------
Pension expense - Company plans                                  108.1     34.8     33.1
Pension expense - multiemployer plans                              1.8      2.0      3.1
----------------------------------------------------------------------------------------
Total pension expense                                           $109.9    $36.8    $36.2
========================================================================================

The worldwide weighted average actuarial assumptions were:

=========================================================================================
                                                                  1995      1994     1993
-----------------------------------------------------------------------------------------
Discount rate                                                      7.5%     8.3%     7.9%
Long-term rate of compensation increase                            5.1%     5.3%     5.4%
Long-term rate of return on plan assets                            9.6%     9.5%     9.5%
=========================================================================================

Reconciliation of funded status of the plans at year-end was:

========================================================================================
                                                         UNDERFUNDED        Overfunded
(millions)                                              1995     1994      1995     1994
----------------------------------------------------------------------------------------
Accumulated benefit obligation:
    Nonvested                                          $ 43.3    $ 5.6   $ 37.3   $ 51.7
    Vested                                              228.9     35.0    562.9    592.4
----------------------------------------------------------------------------------------
Total                                                   272.2     40.6    600.2    644.1
Projected salary increases                               60.9     14.6     45.0     89.7
----------------------------------------------------------------------------------------
Projected benefit obligation                            333.1     55.2    645.2    733.8
Plan assets at fair value                               227.8      9.5    680.3    711.9
----------------------------------------------------------------------------------------
Assets (less) greater than
  projected benefit obligation                         (105.3)   (45.7)    35.1    (21.9)
Unrecognized net (gain) loss                             46.0      7.7     22.8     83.3
Unrecognized transition amount                           (5.1)    (2.5)     2.2       .4
Unrecognized prior service cost                          11.8      4.9     38.5     56.3
Minimum liability adjustment                             (7.3)    (1.9)   -        -
----------------------------------------------------------------------------------------
Prepaid (accrued) pension                              ($59.9)  ($37.5)   $98.6   $118.1
========================================================================================


Curtailment losses and special termination benefits expense recognized in 1995 relate to operational workforce reduction initiatives undertaken during the year and are recorded as a component of non-recurring charges. Refer to Note 4 for further explanation.

The amount of intangible assets related to underfunded pension plans was $7.3 million and $1.9 million at year-end 1995 and 1994, respectively. All gains and losses, other than curtailment losses, are recognized over the average remaining service period of active employees.

The Company and certain subsidiaries sponsor 401(k) or similar savings plans for active employees. Expense related to these plans was (in millions):
1995-$18; 1994-$16; 1993-$16.

NOTE 9 NONPENSION POSTRETIREMENT BENEFITS

The Company and its North American subsidiaries provide health care and certain other benefits to substantially all retired employees, their covered dependents, and beneficiaries. Generally, employees are eligible for these benefits when one of the following service/age requirements is met: 30 years and any age; 20 years and age 55; 5 years and age 62.

Components of postretirement benefit expense were:

==========================================================================================
(millions)                                                     1995        1994       1993
------------------------------------------------------------------------------------------
Service cost                                                  $11.8        $13.3     $12.1
Interest cost                                                  41.5         39.2      38.6
Net amortization and deferral                                   (.6)         3.1       1.0
Curtailment loss                                               26.3          -         -
------------------------------------------------------------------------------------------
Postretirement benefit expense                                $79.0        $55.6     $51.7
==========================================================================================
Discount rate used for accumulated benefit obligation          7.25%        8.50%     7.75%
==========================================================================================


The assumed health care cost trend rate was 8.0% for 1995, decreasing gradually to 4.75% by the year 2003 and remaining at that level thereafter. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline. Increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995, by $68.9 million and postretirement benefit expense for 1995 by $8.5 million. All gains and losses, other than curtailment losses, are recognized over the average remaining service period of active plan participants. Curtailment losses recognized in 1995 relate to operational workforce reduction initiatives undertaken during the year and are recorded as a component of non-recurring charges. Refer to
Note 4 for further explanation. The Company's postretirement health care plans currently are not funded.

The accrued postretirement benefit cost included in the balance sheet at year-end was:

================================================================================
(millions)                                                    1995         1994
--------------------------------------------------------------------------------
Accumulated benefit obligation:
    Retirees                                                 $270.2       $250.7
    Active plan participants                                  300.9        254.5
--------------------------------------------------------------------------------
                                                              571.1        505.2
Unrecognized experience gain (loss)                           (14.2)         1.0
Unrecognized prior service adjustments                          9.2          (.5)
--------------------------------------------------------------------------------
Accrued postretirement benefit cost                          $566.1       $505.7
================================================================================

NOTE 10 INCOME TAXES

Earnings before income taxes and the provision for U.S. federal, state, and foreign taxes on these earnings were:

================================================================================
(millions)                                    1995          1994          1993
--------------------------------------------------------------------------------
Earnings before income taxes:
     United States                            $463.1      $  741.1      $  703.3
     Foreign                                   332.9         388.9         330.8
--------------------------------------------------------------------------------
                                              $796.0      $1,130.0      $1,034.1
================================================================================
Income taxes:
     Currently payable:
         Federal                              $205.2      $  207.4      $  233.0
         State                                  34.7          42.4          38.0
         Foreign                               144.5         150.3         104.7
--------------------------------------------------------------------------------
                                               384.4         400.1         375.7
--------------------------------------------------------------------------------
     Deferred:
         Federal                               (81.0)         18.1         (19.4)
         State                                 (10.7)           .2          (2.2)
         Foreign                                13.0           6.2           (.7)
--------------------------------------------------------------------------------
                                               (78.7)         24.5         (22.3)
--------------------------------------------------------------------------------
Total income taxes                            $305.7      $  424.6      $  353.4
================================================================================


The difference between the U.S. federal statutory tax rate and the Company's effective rate was:


================================================================================
                                                1995          1994          1993
--------------------------------------------------------------------------------
U.S. statutory rate                             35.0%         35.0%         35.0%
Foreign rates varying from 35%                    .2            .2          (1.5)
State income taxes, net of federal benefit       2.0           2.5           2.2
Net change in valuation allowance                1.9            .1            --
Other                                            (.7)          (.2)         (1.5)
--------------------------------------------------------------------------------
Effective income tax rate                       38.4%         37.6%         34.2%
================================================================================

The deferred tax assets and liabilities included in the balance sheet at year-end were:


==================================================================================
                                                  Deferred              Deferred
                                                tax assets          tax liabilities
(millions)                                      1995     1994        1995     1994
----------------------------------------------------------------------------------
Current:
    Promotion and advertising                 $ 43.3   $ 46.0      $  6.3   $  5.8
    Wages and payroll taxes                     24.9     14.4
    Health and postretirement benefits          15.5     15.4        10.4      9.5
    State taxes                                  9.8      8.4
    Other                                       17.3     23.0        18.2     13.9
----------------------------------------------------------------------------------
                                               110.8    107.2        34.9     29.2
----------------------------------------------------------------------------------
Less valuation allowance                                 (4.0)
----------------------------------------------------------------------------------
                                               110.8    103.2        34.9     29.2
----------------------------------------------------------------------------------

Noncurrent:
    Depreciation and asset disposals            24.7      7.0       280.2    313.9
    Postretirement benefits                    196.3    174.9         6.7     25.2
    Capitalized interest                         3.1      3.5        32.8     32.7
    State taxes                                 11.1      1.7
    Other                                       13.2     13.8         9.9      8.2
----------------------------------------------------------------------------------
                                               248.4    200.9       329.6    380.0
----------------------------------------------------------------------------------
Less valuation allowance                       (32.7)   (13.9)
----------------------------------------------------------------------------------
                                               215.7    187.0       329.6    380.0
----------------------------------------------------------------------------------
Total deferred taxes                          $326.5   $290.2      $364.5   $409.2
==================================================================================


The 1995 increase in valuation allowance on deferred tax assets and corresponding impact on the effective income tax rate, as presented above, primarily relate to asset impairment losses recorded as non-recurring charges (refer to Note 4) for which no tax benefit was currently provided, based on management's assessment of the likelihood of recovering such benefits in future years.

At December 31, 1995, foreign subsidiary earnings of $1.21 billion were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on these earnings. Foreign withholding taxes of approximately $74 million would be payable upon remittance of these earnings. Subject to certain limitations, the withholding taxes would then be available for use as credits against the U.S. tax liability.

Cash paid for income taxes was (in millions): 1995-$404; 1994-$396; 1993-$425.

NOTE 11  FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

The fair values of the Company's financial instruments are based on carrying value in the case of short-term items, quoted market prices for derivatives and investments, and, in the case of long-term debt, incremental borrowing rates currently available on loans with similar terms and maturities. The carrying amounts of the Company's cash, cash equivalents, receivables, notes payable, and long-term debt approximate fair value.

The Company uses derivative financial instruments only for the purpose of hedging currency, price, and interest rate exposures which exist as a part of its ongoing business operations. The Company, as a matter of policy, does not engage in speculative transactions.

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

Forward contracts and options generally have maturities of twelve months or less and are entered into with major international financial institutions. The notional amounts of open forward contracts and options were $131.1 million and $91.2 million at December 31, 1995 and 1994, respectively.

The Company enters into currency and interest rate swaps in connection with certain debt issues (refer to Note 6 for a description of outstanding swaps). Currency swaps are used to convert foreign currency-denominated debt to U.S. dollars, thereby minimizing the risk of currency fluctuations in these debt
issues.   The Company enters into interest rate swaps to reduce borrowing costs and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

Gains and losses from currency and interest rate swaps are not significant and are recognized over the life of the debt issue as a component of interest expense. The notional amounts of currency and interest rate swaps were $400 million and $600 million at December 31, 1995 and 1994, respectively.

The Company also uses commodity futures and options to hedge raw material costs. Gains and losses realized upon sale or exchange of these contracts are not significant and are recognized in cost of goods sold.

The Company is exposed to credit loss in the event of nonperformance by counterparties on foreign exchange forward contracts and options, and currency and interest rate swaps. This credit loss is limited to the cost of replacing these contracts at current market rates. Management believes that the probability of such loss is remote.

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash, cash equivalents, and accounts receivable. The Company places its investments in highly rated financial institutions and investment grade short-term debt instruments, and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas.

NOTE 12 QUARTERLY FINANCIAL DATA (UNAUDITED)

====================================================================================
(millions, except
per share data)                      Net sales                    Gross profit
                                  1995       1994                1995        1994
------------------------------------------------------------------------------------
First                            $1,716.0  $1,611.2            $  946.7   $  879.2
Second                            1,780.1   1,616.9               960.4      888.2
Third                             1,844.7   1,741.9             1,009.1      985.7
Fourth                            1,662.9   1,592.0               909.8      858.2
------------------------------------------------------------------------------------
                                 $7,003.7  $6,562.0            $3,826.0   $3,611.3
====================================================================================
                                    Net earnings                 Earnings per share
                                  1995       1994                1995        1994
------------------------------------------------------------------------------------
First                              $196.0    $183.9               $ .89       $.81
Second (a)                          135.9     151.5                 .62        .68
Third                               230.0     216.7                1.05        .96
Fourth (a)                          (71.6)    153.3                (.33)       .70
------------------------------------------------------------------------------------
                                   $490.3    $705.4
====================================================================================

(a) Second quarter of 1995 includes non-recurring charges of $33.0 million after tax or $.15 per share. Fourth quarter of 1995 includes non-recurring charges of $238.3 million after tax or $1.10 per share. Refer to Note 4 for further explanation.


The principal market for trading Kellogg shares is the New York Stock Exchange
(NYSE). The shares are also traded on the Boston, Chicago, Cincinnati, Pacific, and Philadelphia Stock Exchanges. At year-end 1995, the closing price (on the NYSE) was $77.25 and there were 28,073 shareholders of record. Dividends paid per share of common stock increased 7% to $1.50 in 1995, marking the 39th consecutive year of increase. Management believes the trend of increased dividends will continue in 1996.

Dividends paid and the quarterly price ranges on the NYSE during the last two years were:

==========================================================
1995 - QUARTER                  Dividend    High      Low
Fourth                           $ .39    $79.50    $70.50
Third                              .39     73.63     66.75
Second                             .36     73.88     58.00
First                              .36     60.38     52.50
----------------------------------------------------------
                                 $1.50
==========================================================

1994 - Quarter
----------------------------------------------------------
Fourth                           $ .36    $60.50    $56.38
Third                              .36     57.38     51.25
Second                             .34     56.38     47.75
First                              .34     58.00     48.25
----------------------------------------------------------
                                 $1.40
==========================================================

NOTE 13 OPERATING SEGMENTS

The Company operates in a single industry - manufacturing and marketing grain-based convenience food products including ready-to-eat cereal, toaster pastries, frozen waffles, and cereal bars throughout the world. The following table describes operations by geographic area. Geographic operating profit includes allocated corporate overhead expenses. Corporate assets are comprised principally of cash and cash equivalents held for general corporate purposes.

(millions)
=========================================================================================
                                               %                   %                  %
NET SALES                          1995      CHANGE     1994    change     1993    change
-----------------------------------------------------------------------------------------
United States                    $4,080.3     + 6     $3,840.8    + 2    $3,783.9    + 6
% of total                            58%                  59%                60%
Europe                            1,829.1     + 9      1,683.7    + 9     1,545.8    - 8
% of total                            26%                  26%                25%
Other areas                       1,094.3     + 5      1,037.5    + 7       965.7    + 2
% of total                            16%                  15%                15%
-----------------------------------------------------------------------------------------
Consolidated                     $7,003.7     + 7     $6,562.0    + 4    $6,295.4    + 2
=========================================================================================

                                               %                   %                     %
OPERATING PROFIT (a)               1995      CHANGE     1994     change     1993      change
---------------------------------------------------------------------------------------------
United States                      $443.1      -37    $  708.5     + 14   $  621.6      + 3
% of total                            53%                  61%                 62%
Europe                              293.6      + 2       287.5     + 24      231.0      -19
% of total                            35%                  25%                 23%
Other areas                         100.8      -39       166.6     + 10      152.0      -13
% of total                            12%                  14%                 15%
-------------------------------------------------------------------------------------------
Consolidated                       $837.5      -28    $1,162.6     + 16   $1,004.6      - 5
===========================================================================================

                                               %                   %                     %
IDENTIFIABLE ASSETS                1995      CHANGE     1994     change     1993      change
--------------------------------------------------------------------------------------------
United States                    $2,286.0     + 2     $2,242.0     - 4    $2,344.8      +14
% of total                            52%                  50%                 55%
Europe                            1,269.4     - 1      1,282.5     + 21    1,060.0      - 6
% of total                            29%                  29%                 25%
Other areas                         838.5     - 9        923.8     + 14      809.4      + 5
% of total                            19%                  21%                 19%
Corporate assets                     20.7     + 9         19.0     - 17       22.9      -49
% of total                           --                   --                    1%
-------------------------------------------------------------------------------------------
Consolidated                     $4,414.6     - 1     $4,467.3     +  5   $4,237.1      + 6
===========================================================================================


(a) Operating profit for 1995 includes non-recurring charges of $421.8 million consisting of $325.0, $38.4, and $58.4 million for United States, Europe, and other areas, respectively. Operating profit for 1993 includes non-recurring changes of $64.3 million consisting of $36.4, $19.1, and $8.8 million for the United States, Europe, and other areas, respectively. Refer to Note 4.

NOTE 14 SUPPLEMENTAL FINANCIAL STATEMENT DATA (millions)

============================================================================================
STATEMENT OF EARNINGS                                    1995          1994          1993
--------------------------------------------------------------------------------------------
Research and development expense                         $ 72.2        $ 71.7        $ 59.2
Advertising expense                                      $891.5        $856.9        $772.4
============================================================================================


============================================================================================
STATEMENT OF CASH FLOWS                                   1995          1994          1993
--------------------------------------------------------------------------------------------
Change in operating assets and liabilities:
  Accounts receivable                                    ($25.6)       ($27.7)       ($17.7)
  Inventories                                              19.6           6.8          13.3
  Other current assets                                    (33.7)         (5.4)        (32.3)
  Accounts payable                                         36.3          25.7          (5.0)
  Accrued liabilities                                      54.1          57.4         (27.7)
--------------------------------------------------------------------------------------------
Total change in operating assets and liabilities          $50.7         $56.8        ($69.4)
============================================================================================

===============================================================================
BALANCE SHEET                                             1995          1994
-------------------------------------------------------------------------------
Raw materials and supplies                            $   129.7     $   141.7
Finished goods and materials in process                   247.0         254.6
-------------------------------------------------------------------------------
         Total inventories                                376.7         396.3
-------------------------------------------------------------------------------

Deferred income taxes                                      91.2          79.4
Other current assets                                      148.9         127.0
-------------------------------------------------------------------------------
         Total other current assets                       240.1         206.4
-------------------------------------------------------------------------------

Land                                                       50.0          47.3
Buildings                                               1,202.8       1,122.6
Machinery and equipment                                 3,283.0       3,141.0
Construction in progress                                  202.0         289.6
Accumulated depreciation                               (1,953.0)     (1,707.7)
-------------------------------------------------------------------------------
         Property, net                                  2,784.8       2,892.8
-------------------------------------------------------------------------------

Accrued income taxes                                       64.2          72.0
Accrued salaries and wages                                121.8          80.5
Accrued advertising and promotion                         266.3         257.5
Other accrued liabilities                                 252.4         165.0
-------------------------------------------------------------------------------
         Total accrued liabilities                        704.7         575.0
-------------------------------------------------------------------------------

Nonpension postretirement benefits                        546.1         486.8
Deferred income taxes                                     201.7         198.1
Other liabilities                                          92.7          70.5
-------------------------------------------------------------------------------
         Total other liabilities                      $   840.5     $   755.4
-------------------------------------------------------------------------------
===============================================================================


REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP

To the Shareholders and Board of Directors of Kellogg Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings and retained earnings and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP

Battle Creek, Michigan
February 2, 1996





                                     28