Form 10-K405, Exhibit 13
period 1996-12-31
KELLOGG CO
filed 1997-03-27
CIK 55067

                                                                 Exhibit 13.01

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS  OF  OPERATIONS

OVERVIEW

Kellogg Company operates in a single industry - manufacturing and marketing grain-based convenience food products including ready-to-eat cereal, toaster pastries, frozen waffles, cereal bars, and bagels throughout the world. During 1996, the Company maintained its global market leadership position with a 40% annual share of worldwide cereal category volume; 34% in North America, 46% in Europe, 45% in Asia-Pacific, and 63% in Latin America. In North America, the Company continued to hold the number one market share position in the toaster pastry, cereal/granola bar, and frozen waffle categories. With the recent acquisition of the Lender's Bagels business, the Company has added to its product portfolio the largest U.S. manufacturer of pre-packaged bagels.

[GRAPH]

1996 Global Market Share (volume) - The 1996 Global Market Share (volume) graph shows in pie chart form, the relative proportion of the Company's 1996 global market share volume compared to others as follows: Kellogg 40%, Other 60%.

[END GRAPH]

The Company's 1996 results were negatively impacted by competitive conditions in the U.S. ready-to-eat cereal market, in which significant price reductions were undertaken by all major competitors during the year. In an effort to improve the brand value proposition to the consumer, the Company implemented several pricing actions in 1996, most notably reductions announced June 10, 1996, averaging 19% on brands comprising approximately two-thirds of its U.S. cereal business. Following an integrated strategy, the Company combined its price reductions with reduced marketing expenditures, while competitors continued heavy deep-discount promotional spending during most of the year. As a result, the Company reported declines in ready-to-eat cereal volume, consolidated net sales, net earnings and earnings per share (excluding non-recurring charges and other unusual items) versus 1995.

Despite the negative impact on profitability in the short term, management believes these pricing actions are a necessary part of a long-term strategy initiated in early 1994 to improve the Company's pricing and cost structure. This strategy includes pricing based on brand differentiation, elimination of inefficient price promotion spending, and reduction of operating costs through productivity and streamlining programs. Management continues to believe that execution of this long-term strategy has positioned both the Company and the ready-to-eat cereal category for profitable growth in future years.

SELECTED FINANCIAL DATA

(millions, except per share data and number of employees)
                                                               (a)(b)
                                                              Earnings
                                       (a)                     before                    Average
                 Net      %         Operating       %        accounting        %         shares
                sales   Growth        profit      Growth       change        Growth    outstanding
--------------------------------------------------------------------------------------------------
10-year
compound
growth rate        7%                        4%                       5%
      1996   $6,676.6        (5)%        $958.9        14 %       $531.0             8%     212.4
      1995    7,003.7         7           837.5       (28)         490.3           (30)     219.2
      1994    6,562.0         4         1,162.6        16          705.4             4      224.2
      1993    6,295.4         2         1,004.6        (5)         680.7             -      231.5
      1992    6,190.6         7         1,062.8         3          682.8            13      238.9
      1991    5,786.6        12         1,027.9        16          606.0            21      241.2
      1990    5,181.4        11           886.0        21          502.8            19      241.6
      1989    4,651.7         7           732.5        (8)         422.1           (12)     244.2
      1988    4,348.8        15           794.1        15          480.4            21      246.4
      1987    3,793.0        14           691.2         7          395.9            24      247.4
      1986    3,340.7        14           647.4        16          318.9            13      247.0
==================================================================================================

                        Per Common Share Data (c)
             ----------------------------------------
               (a)(b)                                                  Net Cash
              Earnings                  (d)             Net Cash       provided by/
               before                 Price/    Stock   provided by    (used in)    Common
             accounting     Cash     earnings   price   operating     financing     stock
               change    dividends     ratio    range   activities   activities   repurchases
---------------------------------------------------------------------------------------------
10-year
compound
growth rate           7%       12%
      1996         $2.50     $1.62         26   $62 - 81   $711.5       $94.0     $535.7
      1995          2.24      1.50         34    53 - 80  1,041.0      (759.2)     374.7
      1994          3.15      1.40         18    48 - 61    966.8      (559.5)     327.3
      1993          2.94      1.32         19    47 - 68    800.2      (464.2)     548.1
      1992          2.86      1.20         23    54 - 75    741.9      (422.6)     224.1
      1991          2.51     1.075         26    35 - 67    934.4      (537.7)      83.6
      1990          2.08      0.96         18    29 - 39    819.2      (490.9)      86.9
      1989          1.73      0.86         20    29 - 41    533.5      (143.2)      78.6
      1988          1.95      0.76         16    25 - 34    492.3        52.1       33.6
      1987          1.60      0.64         16    19 - 34    523.5      (130.5)      22.6
      1986          1.29      0.51         20    17 - 29    542.7      (144.1)        -
=============================================================================================


                         Return on                  Return on
                Total     average    Shareholders'  average      Property,     Capital
               assets      assets        equity      equity         net      expenditures Depreciation
------------------------------------------------------------------------------------------------------
      1996   $5,050.0        11 %      $1,282.4        37 %     $2,932.9        $307.3     $251.5
      1995    4,414.6        11         1,590.9        29        2,784.8         315.7      258.8
      1994    4,467.3        16         1,807.5        40        2,892.8         354.3      256.1
      1993    4,237.1        16         1,713.4        37        2,768.4         449.7      265.2
      1992    4,015.0        11         1,945.2        21        2,662.7         473.6      231.5
      1991    3,925.8        16         2,159.8        30        2,646.5         333.5      222.8
      1990    3,749.4        14         1,901.8        28        2,595.4         320.5      200.2
      1989    3,390.4        14         1,634.4        30        2,406.3         508.7      167.6
      1988    3,297.9        16         1,483.2        36        2,131.9         538.1      139.7
      1987    2,680.9        17         1,211.4        38        1,738.8         478.4      113.1
      1986    2,084.2        17           898.4        40        1,281.1         329.2       92.7
======================================================================================================

                              (e)        Pretax
                            Debt to     interest                                      (f)
             Long-term      market      coverage   Current  Advertising    R&D      Number of
                debt    capitalization  (times)    ratio     expense     expense    employees
---------------------------------------------------------------------------------------------
      1996    $726.7        14 %            13       0.7      $778.9     $84.3       14,511
      1995     717.8         5              12       1.1       891.5      72.2       14,487
      1994     719.2         8              23       1.2       856.9      71.7       15,657
      1993     521.6         7              27       1.0       772.4      59.2       16,151
      1992     314.9         3              33       1.2       782.3      56.7       16,551
      1991      15.2         3              17       0.9       708.3      34.7       17,017
      1990     295.6         7              10       0.9       648.5      38.3       17,239
      1989     371.4        10              10       0.9       611.4      42.9       17,268
      1988     272.1         9              14       0.9       560.9      42.0       17,461
      1987     290.4         7              14       0.9       486.9      40.0       17,762
      1986     264.1         6              13       1.1       355.6      38.2       17,383
=============================================================================================

(a) Operating profit for 1996 includes non-recurring charges of $136.1 ($97.8 after tax or $.46 per share). Other expense for 1996 includes a charge of $35.0 ($22.3 after tax or $.11 per share) for a contribution to the Kellogg's Corporate Citizenship Fund. Operating profit for 1995 includes non-recurring charges of $421.8 ($271.3 after tax or $1.24 per share). Operating profit for 1993 includes non-recurring charges of $64.3 ($41.1 after tax or $.18 per share). Refer to Management's Discussion and Analysis on pages 14-19 and Notes 3 and 4 within the Notes to Consolidated Financial Statements for further explanation of non-recurring charges and other unusual items for years 1994 - 1996.

(b) Earnings before accounting change exclude the effect of adopting the following Statements of Financial Accounting Standards (SFAS): in 1992 a charge of $251.6 ($1.05 per share) net of $144.6 of income tax benefit for the transition effect of SFAS #106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and in 1989 a gain of $48.1 ($.20 per share) for SFAS #96 "Accounting for Income Taxes."

(c) All per share data retroactively restated to reflect a 2 for 1 stock split in 1991.

(d) The price/earnings ratio was calculated based on year-end stock price divided by earnings before the accounting changes referred to in note (b). These earnings include the non-recurring charges and other unusual items referred to in note (a). Excluding the impact of these unusual items, the price/earnings ratio in 1996, 1995, and 1993 would have been 21, 22, and 19, respectively.

(e) Debt to market capitalization was calculated based on year-end total debt balance divided by market capitalization. Market capitalization was calculated based on year-end stock price multiplied by the number of shares outstanding at year-end.

(f) The number of employees for 1996 includes approximately 1,100 positions added as a result of the acquisition of Lender's Bagels and other businesses during the year.

1996 COMPARED TO 1995

Total volume was up 1% for 1996, led by strength in the Company's Asia-Pacific and Latin American ready-to-eat cereal shipments and low double-digit growth in other convenience foods volume. These volume gains offset softness in the Company's U.S. and United Kingdom ready-to-eat cereal markets. Significantly impacted by a U.S. ready-to-eat cereal volume decline of 4%, global cereal volume was down 1%.

Net sales were down 5%, primarily reflecting the price reductions, ready-to-eat cereal volume loss, and unfavorable product mix and foreign currency movements. On a geographic basis, net sales versus the prior year were:


================================================================================
NET SALES BY GEOGRAPHIC AREA -  1996 VS. 1995 % CHANGE
--------------------------------------------------------------------------------
                              U.S.        Europe      All other   Consolidated
--------------------------------------------------------------------------------
Business                      -7%          -1%          +8%           -4%
Foreign currency
impact                         --          -3%          -3%           -1%
--------------------------------------------------------------------------------
Total change                  -7%          -4%          +5%           -5%
================================================================================

The gross profit margin was 53.2%, down 1.4 percentage points from the prior year, reflecting the price reductions, partially offset by operational cost savings which resulted in an improvement over 1995 in the cost of goods sold per unit volume shipped.

Selling and administrative expense as a percentage of net sales (SGA%) was 36.8%, essentially flat with the prior year. The SGA% was maintained at a constant level primarily through a reduction in advertising and promotional spending in the U.S. market, which offset the negative impact on this ratio of reduced prices versus last year.

Operating profit included non-recurring charges primarily related to streamlining initiatives of $136.1 million for 1996 ($97.8 million after tax or $.46 per share) and $421.8 million for 1995 ($271.3 million after tax or $1.24 per share). (Refer to the section on non-recurring charges on pages 18 and 19 for further information.)

Excluding non-recurring charges, operating profit declined 13% to $1.09 billion, principally attributable to the decrease in net sales. Operating profit results on a geographic basis were:


================================================================================
OPERATING PROFIT BY GEOGRAPHIC AREA - 1996 VS. 1995
--------------------------------------------------------------------------------
(millions)                   U.S.        Europe      All other   Consolidated
--------------------------------------------------------------------------------
1996 operating
profit as reported          $611.2       $204.4       $143.3        $958.9
Non-recurring charges         24.1         76.5         35.5         136.1
--------------------------------------------------------------------------------
1996 OPERATING
PROFIT EXCLUDING
NON-RECURRING
CHARGES                     $635.3       $280.9       $178.8      $1,095.0
--------------------------------------------------------------------------------
1995 operating
profit as reported          $443.1       $293.6       $100.8        $837.5
Non-recurring charges        325.0         38.4         58.4         421.8
--------------------------------------------------------------------------------
1995 OPERATING
PROFIT EXCLUDING
NON-RECURRING
CHARGES                     $768.1       $332.0       $159.2      $1,259.3
--------------------------------------------------------------------------------
% change - 1996 vs.
1995 excluding
non-recurring
charges:
 Business                      -17%         -11%         +16%          -11%
 Foreign currency impact        --           -4%          -4%           -2%
--------------------------------------------------------------------------------
 TOTAL CHANGE                  -17%         -15%         +12%          -13%
================================================================================

Gross interest expense, prior to amounts capitalized, was $69.4 million, in line with the prior-year amount. Despite an increase in debt during the year, total interest expense was maintained at prior-year levels due to the favorable effect of lower rates on short-term borrowings.

Other expense for 1996 included a charge of $35.0 million ($22.3 million after tax or $.11 per share), for a contribution to the Kellogg's Corporate Citizenship Fund, a private trust established for charitable donations. This contribution is expected to satisfy the charitable-giving plans of the trust through the year 2000. Excluding this unusual item, other income, net, decreased $19.5 million to $1.6 million, primarily due to foreign currency losses in Latin American markets and lower interest income during 1996.

Excluding the effect of non-recurring charges and other unusual items, the Company's 1996 effective income tax rate was 36.8%, down .7 percentage points from the prior year, primarily due to favorable audit settlements in foreign jurisdictions and country mix. The effective tax rate based on earnings as reported was 38.2%.

Net earnings and earnings per share for 1996, as reported, increased 8% and 12%, respectively, from 1995. Excluding non-recurring charges and other unusual items, earnings per share were $3.07, down 12% or $.41, consisting of $.46 in business decline and $.05 in unfavorable foreign currency movements, mitigated by $.07 from common stock repurchases and $.03 from the lower effective tax rate. Excluding non-recurring charges and other unusual items, net earnings were $651.1 million, down 14%. Foreign currency movements negatively impacted net earnings by 3% in Europe, 4% in other non-U.S. areas, and 1% on a consolidated basis.


1995 COMPARED TO 1994

The Company's total 1995 volume was up 4% versus the prior year, driven by ready-to-eat cereal shipments in North American, Continental European, and Asia-Pacific markets, combined with low double-digit growth in the Company's other convenience foods volume. Latin America experienced slightly lower cereal shipments, primarily due to recessionary conditions in Mexico. Global ready-to-eat cereal volume increased 3%.

Consolidated net sales increased 7%, principally from volume growth and product mix improvements. On a geographic basis, net sales versus the prior year were:


================================================================================
NET SALES BY GEOGRAPHIC AREA -  1995 VS. 1994 % CHANGE
--------------------------------------------------------------------------------
                              U.S.        Europe      All other   Consolidated
--------------------------------------------------------------------------------
Business                      +6%          +2%         +18%           +7%
Foreign currency impact       --           +7%         -13%           --
--------------------------------------------------------------------------------
TOTAL CHANGE                  +6%          +9%          +5%           +7%
================================================================================

The gross profit margin decreased to 54.6% from 55.0% in 1994, primarily due to changes in product mix and higher costs in North American operations.

Selling and administrative expense represented 36.6% of net sales, down .7 percentage points from the prior year. The decrease in SGA% reflected the Company's continuing emphasis on cost containment and carefully managed marketing spending.

Operating profit, excluding non-recurring charges of $421.8 million, increased 8% to $1.26 billion. Operating profit results on a geographic basis were:


================================================================================
OPERATING PROFIT BY GEOGRAPHIC AREA - 1995 VS. 1994
--------------------------------------------------------------------------------
(millions)                  U.S.        Europe      All other   Consolidated
--------------------------------------------------------------------------------
1995 OPERATING
PROFIT EXCLUDING
NON-RECURRING
CHARGES (a)                $768.1       $332.0       $159.2      $1,259.3
--------------------------------------------------------------------------------

1994 OPERATING
PROFIT AS REPORTED         $708.5       $287.5       $166.6      $1,162.6
--------------------------------------------------------------------------------
% change - 1995 vs.
1994 excluding
non-recurring
charges:

  Business                     +8%          +7%         +18%           +9%
  Foreign currency impact      --           +8%         -22%           -1%
--------------------------------------------------------------------------------
  TOTAL CHANGE                 +8%         +15%          -4%           +8%
================================================================================

(a) Refer to operating profit table on page 16.


Gross interest expense, prior to amounts capitalized, increased to $69.8 million, up $17.5 million from 1994, due primarily to increased interest rates on short-term borrowings. This increase in interest expense was substantially offset by increases in interest income due to higher average cash balances throughout the year.

Other income, net, for 1994 included a gain of $21.1 million ($13.3 million after tax or $.06 per share) from the sale of the Mrs. Smith's Frozen Foods pie business and expenses of $20.5 million ($13.1 million after tax or $.06 per share), primarily from the initial funding of the Kellogg's Corporate Citizenship Fund.

The Company's effective income tax rate for 1995, excluding the effect of non-recurring charges, was 37.5%, comparable to the 1994 rate of 37.6%. The effective income tax rate based on earnings as reported was 38.4%.

Due primarily to the significant effect of non-recurring charges on 1995 results, net earnings and earnings per share, as reported, were down 30% and 29%, respectively, versus 1994. Excluding non-recurring charges and other unusual items, net earnings were $761.6 million, up 8%, and earnings per share were $3.48, up 10% or $.33, consisting of $.31 in business growth, $.05 in common stock repurchases, and $.01 in tax rate reduction, partially offset by $.04 in unfavorable foreign currency movements. Foreign currency movements contributed favorably to net earnings by 6% in Europe and unfavorably by 21% in other non-U.S. areas, netting to an unfavorable consolidated impact of 1%.


LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition remained strong during 1996. A strong cash flow, combined with a program of issuing commercial paper and maintaining worldwide credit facilities, provides adequate liquidity to meet the Company's operational needs.

Net cash provided by operating activities during 1996 was $711.5 million, compared to $1.04 billion in 1995. Cash flow from operations was down from prior-year levels, due principally to decreased earnings, combined with increased employee severance payments and other cash expenditures related to the Company's ongoing productivity initiatives. (Refer to the section on non-recurring charges on pages 18 and 19 for further information.) Additionally, the Company contributed $81 million to a voluntary employee benefit association (VEBA) trust for the initial funding of its nonpension postretirement benefit obligations. The ratio of current assets to current liabilities was .7 as of December 31, 1996, down from 1.1 at December 31, 1995, primarily due to a reclassification of $500 million in long-term debt to current maturity status.

Net cash used in investing activities was $786.8 million, principally comprised of $307.3 million in capital spending and $505.2 million for the purchase of the Lender's Bagels business and other acquisitions during the year.

Net cash provided by financing activities was $94.0 million, related to issuances of debt to fund common stock repurchases and the acquisition of the Lender's Bagels business, reduced by actual repurchases and dividend payments. Dividends paid per share of common stock increased 8% to $1.62 in 1996.

On December 16, 1996, the Company purchased certain assets and liabilities of the Lender's Bagels business from Kraft Foods, Inc. for $466 million of cash, including related acquisition costs. The acquisition was accounted for as a purchase. Accordingly, the assets and liabilities of the acquired business are included in the consolidated balance sheet as of December 31, 1996. The results of Lender's operations from the date of the acquisition to December 31, 1996, were not significant. The acquisition was initially financed through commercial paper borrowings that were replaced on January 29, 1997, with $500 million of 7-year notes, at an effective interest rate of 6.354%. Accordingly, an equivalent amount of commercial paper borrowings were classified as long-term debt in the December 31, 1996, balance sheet.

The remainder of long-term debt outstanding at year-end consisted principally of $200 million of three-year notes issued in 1994, $200 million of five-year notes issued in 1993, and $300 million of five-year notes issued in 1992. The $200 million of three-year notes and the $300 million of five-year notes will mature during the third quarter of 1997 and are classified in current maturities as of December 31, 1996. Management currently intends to replace these borrowings with new long-term debt issuances as of the maturity dates and, as of year-end 1996, had entered into $150 million notional amount of interest rate hedges to effectively fix the U.S. Treasury rate on which an equivalent amount of future issuances would be priced. Short-term debt outstanding at year-end consisted principally of U.S. commercial paper. The ratio of total debt to market capitalization at December 31, 1996, was 14%, up from 5% at December 31, 1995.

Under existing plans authorized by the Company's Board of Directors, management spent $535.7 million during 1996 to repurchase 7.4 million shares of the Company's common stock at an average price of $73 per share. On December 6, 1996, the Company's Board of Directors authorized an additional repurchase amount of up to $400 million, bringing the open authorization to $415.1 million as of December 31, 1996.

During 1996, the Company continued to enjoy the highest available credit ratings on both its long-term debt and commercial paper. In January 1997, both Standard & Poor's and Moody's lowered their ratings on the Company's senior notes from Aaa to Aa and Aa1, respectively, citing the expectation that debt will constitute a much larger component of the Company's capital structure in the future, as a result of large stock repurchases, acquisition of the Lender's business, and recent charges for streamlining initiatives. Both ratings agencies confirmed the Company's Prime-1 commercial paper rating. Despite the reduction, the Company's senior debt continues to carry one of the highest credit ratings in the food industry, and management believes that this change will have an insignificant impact on future borrowing costs.

At December 31, 1996, the Company had available an unused "shelf registration" of $200 million with the Securities and Exchange Commission to provide for the issuance of debt in the United States. The proceeds of such an offering would be added to the Company's working capital and be available for general corporate purposes.


NON-RECURRING CHARGES AND OTHER UNUSUAL ITEMS

During 1995 and 1996, management commenced numerous productivity and operational streamlining initiatives around the world in an effort to optimize the Company's cost structure and move toward a global business model. The consolidation of functions and the rationalization of capacity resulted in significant non-recurring charges during 1995 and 1996 which are expected to be far outweighed by ongoing annual savings in future years.

During 1995, the Company incurred pre-tax non-recurring charges of $348.0 million related to operational streamlining initiatives in the U.S., Australia, and Europe. The Company eliminated approximately 2,000 employee positions by the end of 1996, through a combination of voluntary early retirement incentives, voluntary and involuntary severance programs, and attrition. Associated with these 1995 initiatives, the Company incurred during 1996 an additional $22 million in costs related to workforce and production redeployment which were expensed as incurred throughout the year. At year-end 1995, the Company had $94 million of reserves for future cash outlays related to these programs, of which $23 million was reversed during 1996 due to lower than expected employee severance payments, asset removal costs, and other favorable factors.

In 1996, the Company initiated a plan to better serve the Pan-European marketplace by consolidating and reorganizing certain aspects of its European operations, and took action to further streamline operations in the U.S. and other international locations. As a result, approximately 600 additional employee positions are expected to be eliminated by the end of 1997. Charges related to 1996 initiatives were $122.1 million, which, in combination with the aforementioned reversals of $23 million and redeployment expenditures of $22 million, resulted in net pre-tax non-recurring charges during 1996 of $121.1 million.

The charges incurred in 1995 and 1996 were comprised principally of costs for employee retirement and severance benefits, training, and relocation; asset write-off and removal; production redeployment; and related management consulting. (Refer to Note 3 within the Notes to Consolidated Financial Statements for further analysis of the charges and reserve utilization.) From all of the streamlining initiatives currently under way, the Company incurred pre-tax cash outlays of approximately $120 million in 1996 and expects to incur $50 million in 1997. From these programs, the Company realized approximately $80 million of pre-tax savings in 1996, and expects to achieve average annual pre-tax savings of $160 million in 1997 and future years. These savings are not necessarily indicative of future incremental earnings due to management's commitment to invest in competitive business strategies, new markets, and growth opportunities.

In addition to the non-recurring charges reported during 1995 and 1996 for streamlining initiatives, the Company incurred charges for the following unusual items:

-- During 1995, the Company included in non-recurring charges $73.8 million of asset impairment losses, which resulted from the evaluation of the Company's ability to recover asset costs given changes in local market conditions, sourcing of products, and other strategic factors in its North American and Asia-Pacific operations.

-- During the third quarter of 1996, the Company included in non-recurring charges a provision of $15.0 million for the potential settlement of certain litigation.

-- During the fourth quarter of 1996, the Company included in other expense a charge of $35.0 million for a contribution to the Kellogg's Corporate Citizenship Fund, which is expected to satisfy the charitable-giving plans of this private trust through the year 2000.

In summary, total pre-tax non-recurring charges and other unusual items were $421.8 million in 1995 ($271.3 million after tax or $1.24 per share) and $171.1 million in 1996 ($120.1 million after tax or $.57 per share).

The foregoing discussion of non-recurring charges contains forward-looking statements regarding amounts of headcount reductions, cash requirements, and realizable savings. Actual amounts may vary depending on the final determination of important factors such as identification of specific employees to be separated from pre-determined pools; the impact of attrition on involuntary separation programs; the level of employee participation in out-placement programs, health care, and other separation benefits; actual amounts of asset removal and relocation costs; dates of asset disposal and costs to maintain assets up to the date of disposal; proceeds from asset disposals; final negotiation of third party contract buy-outs; and other items.

1997 OUTLOOK

Management believes the Company's implementation of certain pricing measures during 1996 improved the long-term brand value proposition to the consumer, but has negatively impacted profitability in the short term, extending through the first quarter of 1997. However, management believes that, during 1997, the Company will derive benefits from the continued implementation of its global business model, including innovative and differentiated new-product introductions and further operational efficiencies. The Company will continue to pursue streamlining and productivity initiatives to optimize its cost structure. Additionally, management expects continued record cereal volume levels in the Company's Latin American and Asia-Pacific regions and strong growth in other convenience foods volume.

Additional expectations for 1997 include an effective tax rate of 36-37%, capital spending in line with the prior-year level of approximately $300 million, continued increases in shareholder dividends, and common stock repurchase activity of approximately $415 million. Management expects total interest expense for 1997 to increase by 70-80% over 1996 amounts due to higher debt levels.

Management is not aware of any adverse trends that would materially affect the Company's strong financial position. Should suitable investment opportunities or working capital needs arise that would require additional financing, management believes that the Company's strong credit rating, balance sheet, and earnings history provide a base for obtaining additional financial resources at competitive rates and terms.

The foregoing projections of volume growth, profitability, capital spending, shareholder dividends, and common stock repurchase activity are forward-looking statements which involve risks and uncertainties. Actual 1997 results may differ materially due to the impact of the Company's pricing strategies on volumes; the level of marketing spending and/or incremental pricing actions required to maintain the Company's market share leadership position; general economic and market conditions; actual volumes and product mix; the levels of spending on capital, continued streamlining initiatives, and other general and administrative costs; raw material price and labor cost fluctuations; changes in statutory tax law; interest rates available on short-term financing; the impact of stock market conditions on common stock repurchase activity; and other items.

Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF EARNINGS

Year ended December 31,
==========================================================================================
(millions, except per share data)                     1996          1995           1994
------------------------------------------------------------------------------------------
NET SALES                                            $6,676.6       $7,003.7      $6,562.0
------------------------------------------------------------------------------------------
Cost of goods sold                                    3,122.9        3,177.7       2,950.7
Selling and administrative expense                    2,458.7        2,566.7       2,448.7
Non-recurring charges                                   136.1          421.8           -
------------------------------------------------------------------------------------------
OPERATING PROFIT                                        958.9          837.5       1,162.6
------------------------------------------------------------------------------------------
Interest expense                                         65.6           62.6          45.4
Other income (expense), net                             (33.4)          21.1          12.8
------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                            859.9          796.0       1,130.0
Income taxes                                            328.9          305.7         424.6
------------------------------------------------------------------------------------------
NET EARNINGS                                           $531.0         $490.3        $705.4
------------------------------------------------------------------------------------------
NET EARNINGS PER SHARE                                  $2.50          $2.24         $3.15
==========================================================================================

Refer to Notes to Consolidated Financial Statements.

Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


========================================================================================================
                                        Common stock         Capital in                 Treasury stock
                                    --------------------     excess of   Retained     ------------------
(millions, except per share data)   shares        amount     par value   earnings     shares      amount
--------------------------------------------------------------------------------------------------------
Balance, January 1, 1994              310.3        $77.6       $72.0   $3,409.4        82.4   ($1,653.1)
Stock options exercised                 0.1                      2.3
Net earnings                                                              705.4
Dividends ($1.40 per share)                                              (313.6)
Exchange adjustments
Minimum pension liability adjustment
Common stock repurchases                                                                6.2      (327.3)
Other                                                           (5.7)                   0.1        (0.2)
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994            310.4         77.6        68.6    3,801.2        88.7    (1,980.6)
Stock options exercised                 0.7          0.2        36.6
Net earnings                                                              490.3
Dividends ($1.50 per share)                                              (328.5)
Exchange adjustments
Common stock repurchases                                                                5.7      (374.7)
Other                                                                                    --        (5.9)
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995            311.1         77.8       105.2    3,963.0        94.4    (2,361.2)
Stock options exercised                 0.4          0.1        18.7
Net earnings                                                              531.0
Dividends ($1.62 per share)                                              (343.7)
Exchange adjustments
Common stock repurchases                                                                7.4      (535.7)
Other                                                                                   0.1        (6.5)
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996            311.5        $77.9      $123.9   $4,150.3       101.9   ($2,903.4)
========================================================================================================

=============================================================================
                                         Minimum
                                         pension     Currency       Total
                                        liability   translation shareholders'
(millions, except per share data)       adjustment  adjustment     equity
-----------------------------------------------------------------------------
Balance, January 1, 1994                  ($25.3)      ($167.2)   $1,713.4
Stock options exercised                                                2.3
Net earnings                                                         705.4
Dividends ($1.40 per share)                                         (313.6)
Exchange adjustments                                       7.9         7.9
Minimum pension liability adjustment        25.3                      25.3
Common stock repurchases                                            (327.3)
Other                                                                 (5.9)
-----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                    --        (159.3)     1,807.5
Stock options exercised                                                36.8
Net earnings                                                          490.3
Dividends ($1.50 per share)                                          (328.5)
Exchange adjustments                                     (34.6)       (34.6)
Common stock repurchases                                             (374.7)
Other                                                                  (5.9)
-----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                    --        (193.9)     1,590.9
Stock options exercised                                                18.8
Net earnings                                                          531.0
Dividends ($1.62 per share)                                          (343.7)
Exchange adjustments                                      27.6         27.6
Common stock repurchases                                             (535.7)
Other                                                                  (6.5)
-----------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996               $    --       ($166.3)    $1,282.4
=============================================================================

Refer to Notes to Consolidated Financial Statements.

Kellogg Company and Subsidiaries
CONSOLIDATED BALANCE SHEET

At December 31,
==========================================================================================
(millions, except share data)                                          1996           1995
------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                            $243.8         $221.9
Accounts receivable, less allowances of $6.6 and $6.4                 592.3          590.1
Inventories                                                           424.9          376.7
Other current assets                                                  267.6          240.1
------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                            1,528.6        1,428.8
------------------------------------------------------------------------------------------
PROPERTY, NET                                                       2,932.9        2,784.8
OTHER ASSETS                                                          588.5          201.0
------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                   $5,050.0       $4,414.6
==========================================================================================
CURRENT LIABILITIES
Current maturities of long-term debt                                 $501.2           $1.9
Notes payable                                                         652.6          188.0
Accounts payable                                                      335.2          370.8
Other current liabilities                                             710.0          704.7
------------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                                       2,199.0        1,265.4
------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                        726.7          717.8
OTHER LIABILITIES                                                     841.9          840.5

SHAREHOLDERS' EQUITY
Common stock, $.25 par value, 500,000,000 shares authorized
   Issued:  311,524,437 shares in 1996 and 311,128,152 in 1995         77.9           77.8
Capital in excess of par value                                        123.9          105.2
Retained earnings                                                   4,150.3        3,963.0
Treasury stock, at cost:
    101,876,325 shares in 1996 and 94,423,270 in 1995              (2,903.4)      (2,361.2)
Currency translation adjustment                                      (166.3)        (193.9)
------------------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY                                      1,282.4        1,590.9
------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $5,050.0       $4,414.6
==========================================================================================

Refer to Notes to Consolidated Financial Statements.

KELLOGG COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS


Year ended December 31,
=========================================================================================
(millions)                                              1996          1995          1994
-----------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                          $531.0        $490.3        $705.4
Items in net earnings not requiring (providing) cash:
 Depreciation                                          251.5         258.8         256.1
 Pre-tax gain on sale of subsidiaries                  ---           ---           (26.7)
 Deferred income taxes                                  58.0         (78.7)         24.5
 Non-recurring charges, net of cash paid                90.6         385.3         ---
 Other                                                  14.5           9.1          22.2
Postretirement benefit contributions                  (156.8)        (74.5)        (71.5)
Changes in operating assets and liabilities            (77.3)         50.7          56.8
-----------------------------------------------------------------------------------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES             711.5       1,041.0         966.8
-----------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to properties                               (307.3)       (315.7)       (354.3)
Acquisitions of businesses                            (505.2)        ---           ---
Proceeds from sale of subsidiaries                     ---           ---            95.5
Property disposals                                      11.6           6.3          15.6
Other                                                   14.1           0.5           7.8
-----------------------------------------------------------------------------------------
 NET CASH USED IN INVESTING ACTIVITIES                (786.8)       (308.9)       (235.4)
-----------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Net issuances (reductions) of notes payable,
 with maturities less than or equal to 90 days         906.6         (86.8)       (111.9)
Issuances of notes payable, with maturities
 greater than 90 days                                  137.0         ---           ---
Reductions of notes payable, with maturities
 greater than 90 days                                  (79.0)        ---           ---
Issuances of long-term debt                             ---          ---           200.0
Reductions of long-term debt                            (3.4)         (0.4)         (2.9)
Issuances of common stock                               18.8          36.8           2.3
Common stock repurchases                              (535.7)       (374.7)       (327.3)
Cash dividends                                        (343.7)       (328.5)       (313.6)
Other                                                   (6.6)         (5.6)         (6.1)
-----------------------------------------------------------------------------------------

 NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES    94.0        (759.2)       (559.5)
-----------------------------------------------------------------------------------------

Effect of exchange rate changes on cash                  3.2         (17.3)         (3.7)
-----------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents        21.9         (44.4)        168.2
Cash and cash equivalents at beginning of year         221.9         266.3          98.1
-----------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR              $243.8        $221.9        $266.3
=========================================================================================

Refer to Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Kellogg Company and Subsidiaries

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

Property
Fixed assets are recorded at cost and depreciated over estimated useful lives using straight-line methods for financial reporting and accelerated methods for
tax reporting.   Cost includes an amount of interest associated with
significant capital projects.

Advertising
The costs of advertising are generally expensed as incurred.

Stock compensation
The Company follows Accounting Principles Board Opinion (APB) #25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options and other stock-based compensation. Under APB #25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. As permitted, the Company has elected to adopt the disclosure provisions only of Statement of Financial Accounting Standards (SFAS) #123, "Accounting for Stock-Based Compensation." (Refer to Note 7 for further information.)

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

NOTE 2 ACQUISITION

On December 16, 1996, the Company purchased certain assets and liabilities of the Lender's Bagels business from Kraft Foods, Inc. for $466 million in cash,
including related acquisition costs.   The acquisition was accounted for as a
purchase. Accordingly, the assets and liabilities of the acquired business are included in the consolidated balance sheet as of December 31, 1996. The results of Lender's operations from the date of the acquisition to December 31, 1996, were not significant. The acquisition was initially financed through commercial paper borrowings which were replaced with long-term debt in January 1997.

The components of intangible assets included in the allocation of purchase price, along with the related straight-line amortization periods, were:

=============================================================
                                    Amount      Amortization
                                  (millions)    period (yrs.)
-------------------------------------------------------------
Trademarks and tradenames             $150.0             40
Non-compete covenants                   20.0              5
Goodwill                               183.6             40
-------------------------------------------------------------
Total                                 $353.6
=============================================================

The unaudited pro forma combined historical results, as if the Lender's Bagels business had been acquired at the beginning of fiscal 1996 and 1995, respectively, are estimated to be:

=============================================================
(millions, except per share data)    1996           1995
-------------------------------------------------------------
Net sales                           $6,873.1       $7,219.4
Net earnings                          $524.3         $489.3
Net earnings per share                 $2.47          $2.23
=============================================================

The pro forma results include amortization of the intangibles presented above and interest expense on debt assumed issued to finance the purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.

NOTE 3 NON-RECURRING CHARGES

Operating profit for 1996 includes non-recurring charges of $136.1 million ($97.8 million after tax or $.46 per share), comprised of $121.1 million for streamlining initiatives and $15.0 million for potential settlement of certain litigation.

Operating profit for 1995 includes non-recurring charges of $421.8 million ($271.3 million after tax or $1.24 per share), comprised of $348.0 million for streamlining initiatives and $73.8 million for asset impairment losses.

Streamlining initiatives
During 1995, the Company incurred pre-tax non-recurring charges of $348.0 million related to operational streamlining initiatives in the U.S., Australia, and Europe. The Company eliminated approximately 2,000 employee positions by the end of 1996, through a combination of voluntary early retirement incentives, voluntary and involuntary severance programs, and attrition. Associated with these 1995 initiatives, the Company incurred during 1996 an additional $22 million in costs related to workforce and production redeployment which were expensed as incurred throughout the year. At year-end 1995, the Company had $94 million of reserves for future cash outlays related to these programs, of which $23 million was reversed during 1996 due to lower than expected employee severance payments, asset removal costs, and other favorable factors.

In 1996, the Company initiated a plan to better serve the Pan-European marketplace by consolidating and reorganizing certain aspects of its European operations, and took action to further streamline operations in the U.S. and other international locations. As a result, approximately 600 additional employee positions are expected to be eliminated by the end of 1997. Charges related to 1996 initiatives were $122.1 million, which, in combination with the aforementioned reversals of $23 million and redeployment expenditures of $22 million, resulted in net pre-tax non-recurring charges during 1996 of $121.1 million.

From all of the streamlining initiatives currently underway, the Company incurred pre-tax cash outlays of approximately $120 million in 1996 and expects to incur $50 million in 1997. The components of the streamlining charges, as well as reserve balances remaining at December 31, 1996 and 1995, were:

=====================================================================================
                            Employee
                          retirement &
                            severance       Asset      Asset      Other
(millions)                benefits (a)   write-offs   removal     costs      Total
-------------------------------------------------------------------------------------
1995 streamlining charges        $183.6      $106.5      $39.5     $18.4      $348.0
Amounts utilized during 1995     (126.1)     (106.5)      (3.0)    (18.4)     (254.0)
-------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1995             57.5         ---       36.5       ---        94.0
1996 streamlining charges          31.4        37.5       13.5      38.7       121.1
Amounts utilized during 1996      (65.0)      (37.5)     (19.6)    (38.7)     (160.8)
-------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1996            $23.9      $  ---      $30.4     $ ---       $54.3
=====================================================================================

(a) Includes approximately $100 and $5 of pension and postretirement health care curtailment losses and special termination benefits recognized in 1995 and 1996, respectively. (Refer to Notes 8 and 9.)

Other
Also included in the 1995 charges were $73.8 million of asset impairment losses, which resulted from the evaluation of the Company's ability to recover asset costs given changes in local market conditions, sourcing of products, and other strategic factors in its North American and Asia-Pacific operations.

NOTE 4 OTHER INCOME AND EXPENSE

Other income and expense includes non-operating items such as interest income, foreign exchange gains and losses, and charitable donations.

Other expense for 1996 includes a charge of $35.0 million ($22.3 million after tax or $.11 per share) for a contribution to the Kellogg's Corporate Citizenship Fund, a private trust established for charitable donations. This contribution is expected to satisfy the charitable-giving plans of this trust through the year 2000.

Other income for 1994 includes a gain of $21.1 million ($13.3 million after tax or $.06 per share) from the sale of the Mrs. Smith's Frozen Foods pie business to The J. M. Smucker Co. Other expense for 1994 includes charges of $20.5 million ($13.1 million after tax or $.06 per share) primarily from the initial funding of the Kellogg's Corporate Citizenship Fund.


NOTE 5 LEASES

Operating leases are generally for equipment and warehouse space. Rent expense on all operating leases was $37.9 million in 1996, $32.0 million in 1995, and $37.5 million in 1994. At December 31, 1996, future minimum annual rental commitments under non-cancelable operating leases totaled $51 million consisting of (in millions): 1997-$17; 1998-$10; 1999-$7; 2000-$5; 2001-$5;
2002 and beyond-$7.

NOTE 6 DEBT

Notes payable consist principally of commercial paper borrowings in the United States at the highest credit rating available and, to a lesser extent, bank loans of foreign subsidiaries at competitive market rates. U.S. borrowings at December 31, 1996 (including $500 million classified in long-term debt, as discussed in (d) below), were $1.12 billion with an effective interest rate of 5.4% and at December 31, 1995, were $173.4 million with an effective interest
rate of 5.7%.   At December 31, 1996, the Company had $899.6 million of
short-term lines of credit, of which $866.8 million were unused and available for borrowing on an unsecured basis.

Long-term debt at year-end consisted of:

========================================================
(millions)                          1996          1995
--------------------------------------------------------
(a)Three-Year Notes due 1997         $200.0       $200.0
(b)Five-Year Notes due 1998           200.0        200.0
(c)Five-Year Notes due 1997           299.9        299.6
(d)Commercial paper                   500.0          ---
   Other                               28.0         20.1
--------------------------------------------------------
                                    1,227.9        719.7
   Less current maturities           (501.2)        (1.9)
--------------------------------------------------------
   Balance, December 31              $726.7       $717.8
========================================================

(a) In September 1994, the Company issued $200 of three-year debt consisting of both 8.125% Euro Canadian Dollar Secured Notes and 5.25% Swiss Franc Secured Notes. These Notes were swapped into U.S. dollar obligations, with a variable rate indexed to the Federal Reserve AA composite rate on 30-day commercial paper, for the duration of the three-year term.

(b) In October 1993, the Company issued $200 of five-year 6.25% Euro Canadian Dollar Notes which were swapped into 4.629% fixed rate U.S. dollar obligations for the duration of the five-year term. In December 1993, the Notes were swapped into variable rate debt for a two-year period, indexed to the London Interbank Offered Rate. This swap expired in December 1995.

(c) In July 1992, the Company issued $300 of five-year 5.9% U.S. dollar obligations. The Notes were swapped into variable rate debt for a two-year period expiring July 1994, indexed to the London Interbank Offered Rate.

(d) At December 31, 1996, $500 of the Company's commercial paper was classified as long-term, based on the Company's intent and ability to refinance as evidenced by an issuance of $500 of 7-year 6.625% fixed rate Euro Dollar Notes on January 29, 1997. In conjunction with this issuance, the Company settled $500 notional amount of interest rate forward swap agreements which effectively fixed the interest rate on this debt at 6.354%. This debt was issued primarily to finance the purchase of the Lender's Bagels business on December 16, 1996. (Refer to Note 2 for further information.)

The $200 million of three-year notes and $300 million of five-year notes will mature during the third quarter of 1997 and are classified in current maturities as of December 31, 1996. Management currently intends to replace these borrowings with new long-term debt issuances as of the maturity dates and, as of year-end 1996, had entered into $150 million notional amount of interest rate forward swap agreements to pay fixed and receive variable interest, effectively fixing the U.S. Treasury rate on which an equivalent amount of future issuances would be priced.

In August 1993, the Company filed a $200 million "shelf registration" with the Securities and Exchange Commission which remained unused at December 31, 1996.

Scheduled principal repayments on long-term debt are (in millions): 1997-$501; 1998-$214; 1999-$1; 2000-$1; 2001-$1; 2002 and beyond-$510.

Interest paid, net of amounts capitalized, approximated interest expense in each of the three years ended December 31, 1996. Interest expense capitalized as part of the construction cost of fixed assets was (in millions):
1996-$3.8; 1995-$7.2; 1994-$6.9.

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

Under the Key Employee Long-Term Incentive Plan, options for 8,905,323 and 7,767,979 shares were available for grant at January 1, 1996, and December 31, 1996, respectively. Under the Kellogg Employee Stock Ownership Plan, options for 4,822,437 and 4,140,065 shares were available for grant at January 1, 1996, and December 31, 1996, respectively.

Transactions under these plans were:

======================================================================================
                                              1996             1995             1994
--------------------------------------------------------------------------------------
Under option, January 1                     4,216,481       3,805,335        2,434,587
  Granted                                   2,589,163       2,392,201        1,607,984
  Exercised                                (1,051,583)     (1,915,322)         (85,647)
  Cancelled                                  (130,004)        (65,733)        (151,589)
--------------------------------------------------------------------------------------
Under option, December 31                   5,624,057       4,216,481        3,805,335
======================================================================================
Exercisable, December 31                    3,822,441       3,052,873        3,034,195
======================================================================================
Shares available, December 31, for
     options that may be granted           11,908,044      13,727,760       15,178,143
======================================================================================
Average prices per share
Under option, January 1                           $59             $56              $57
  Granted                                          75              61               53
  Exercised                                        60              55               38
  Cancelled                                        59              53               55
--------------------------------------------------------------------------------------
Under option, December 31                         $66             $59              $56
--------------------------------------------------------------------------------------
Exercisable, December 31                          $69             $62              $58
======================================================================================

The Company has adopted the disclosure provisions of SFAS #123 "Accounting for Stock-Based Compensation." This standard requires pro forma disclosures of net earnings and earnings per share as if the Company had accounted for its employee stock options using a fair value method. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

======================================================
                                   1996       1995
------------------------------------------------------
    Risk free interest rate           6.16%      6.89%
    Dividend yield                    2.30%      2.30%
    Volatility                       19.16%     21.45%
    Average expected term (years)     3.34       3.02
======================================================

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.
The Company's pro forma results, including the impact of employee stock options granted after December 31, 1994, are estimated to be:

==============================================================
(millions, except per share data)      1996           1995
--------------------------------------------------------------
Compensation expense
   recognized for stock options
   net of income tax effect of
   $10.0 and $8.2                          $16.9         $13.9
Net earnings                              $514.1        $476.4
Net earnings per share                     $2.42         $2.18
==============================================================

Employee stock options outstanding and exercisable under these plans as of December 31, 1996, were:


==============================================================================
                                         Weighted
                          Weighted        average                     Weighted
 Range of                  average       remaining                    average
 exercise                  exercise     contractual                   exercise
  prices     Outstanding    price       life (yrs.)   Exercisable      price
------------------------------------------------------------------------------
  $30 - 49       88,284      $37            3.2          88,284         $37
   50 - 59    1,705,736       54            7.2         664,950          57
   60 - 69    1,064,766       65            5.1       1,064,766          65
   70 - 79    2,765,271       75            8.3       2,004,441          76
------------------------------------------------------------------------------
              5,624,057                               3,822,441
==============================================================================

NOTE 8 PENSION BENEFITS

The Company has a number of U.S. and foreign pension plans to provide retirement benefits for its employees. Benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments. Investment in Company common stock represented 6.8% and 8.9% of consolidated plan assets at December 31, 1996 and 1995, respectively.

The components of pension expense were:


===================================================================
(millions)                           1996       1995       1994
-------------------------------------------------------------------
Service cost                           $27.6      $27.4      $29.0
Interest cost                           72.8       66.0       60.3
Actual return on plan assets          (102.8)    (163.3)      (3.5)
Net amortization and deferral           19.7      100.3      (51.0)
Curtailment loss and special
  termination benefits expense           4.0       77.7        ---
-------------------------------------------------------------------
Pension expense - Company plans         21.3      108.1       34.8
Pension expense - multiemployer plans    2.0        1.8        2.0
-------------------------------------------------------------------
Total pension expense                  $23.3     $109.9      $36.8
===================================================================


The worldwide weighted average actuarial assumptions were:

========================================================================
                                          1996       1995       1994
------------------------------------------------------------------------
Discount rate                                 7.9%       7.5%       8.3%
Long-term rate of compensation increase       5.2%       5.1%       5.3%
Long-term rate of return on plan assets      10.5%       9.6%       9.5%
========================================================================

Reconciliation of funded status of the plans at year-end was:

========================================================================
                                   Underfunded           Overfunded
(millions)                        1996      1995       1996       1995
------------------------------------------------------------------------
Accumulated benefit obligation:
    Nonvested                      $6.0      $43.3      $46.9      $37.3
    Vested                         41.5      228.9      845.2      562.9
------------------------------------------------------------------------
Total                              47.5      272.2      892.1      600.2
Projected salary increases         17.4       60.9       79.3       45.0
------------------------------------------------------------------------
Projected benefit obligation       64.9      333.1      971.4      645.2
Plan assets at fair value           ---      227.8    1,048.7      680.3
------------------------------------------------------------------------
Assets (less) greater than
  projected benefit obligation    (64.9)    (105.3)      77.3       35.1
Unrecognized net loss              15.0       46.0       28.8       22.8
Unrecognized transition amount     (2.8)      (5.1)       0.6        2.2
Unrecognized prior service cost     3.4       11.8       49.3       38.5
Minimum liability adjustment       (5.7)      (7.3)      ---        ---
------------------------------------------------------------------------
Prepaid (accrued) pension        ($55.0)    ($59.9)    $156.0      $98.6
========================================================================

Curtailment losses and special termination benefits expense recognized in 1995 and 1996 relate to operational workforce reduction initiatives undertaken during these years and are recorded as a component of non-recurring charges. (Refer to Note 3 for further information.)

The amount of intangible assets related to underfunded pension plans was $5.7 million and $7.3 million at year-end 1996 and 1995, respectively. All gains and losses, other than curtailment losses, are recognized over the average remaining service period of active employees.

Certain of the Company's subsidiaries sponsor 401(k) or similar savings plans for active employees. Expense related to these plans was (in millions):
1996-$17; 1995-$18; 1994-$16.

NOTE 9 NONPENSION POSTRETIREMENT BENEFITS

Certain of the Company's North American subsidiaries provide health care and other benefits to substantially all retired employees, their covered dependents, and beneficiaries. Generally, employees are eligible for these benefits when one of the following service/age requirements is met: 30 years and any age; 20 years and age 55; 5 years and age 62.

Components of postretirement benefit expense were:


============================================================================
(millions)                                   1996       1995        1994
----------------------------------------------------------------------------
Service cost                                  $11.2       $11.8       $13.3
Interest cost                                  40.2        41.5        39.2
Net amortization and deferral                   0.3        (0.6)        3.1
Curtailment loss                                1.0        26.3         -
----------------------------------------------------------------------------
Postretirement benefit expense                $52.7       $79.0       $55.6
============================================================================
Discount rate used for accumulated
  benefit obligation                           7.75%       7.25%       8.50%
============================================================================

The assumed health care cost trend rate was 7.5% for 1996, decreasing gradually to 5.0% by the year 2002 and remaining at that level thereafter. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline. Increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, by $59.8 million and postretirement benefit expense for 1996 by $7.2 million. All gains and losses, other than curtailment losses, are recognized over the average remaining service period of active plan participants. Curtailment losses recognized in 1995 and 1996 relate to operational workforce reduction initiatives undertaken during these years and were recorded as a component of non-recurring charges. (Refer to Note 3 for further information.) In December 1996, the Company contributed $81 million to a voluntary employee benefit association (VEBA) trust for the initial funding of its nonpension postretirement benefit obligations. Plan assets consist primarily of equity securities with smaller holdings of bonds.

The accrued postretirement benefit cost included in the balance sheet at year-end was:


=======================================================================
(millions)                                           1996       1995
-----------------------------------------------------------------------
Accumulated benefit obligation:
    Retirees                                         $305.9      $270.2
    Active plan participants                          188.2       300.9
-----------------------------------------------------------------------
                                                      494.1       571.1
Plan assets at fair value                             (81.0)
-----------------------------------------------------------------------
Accumulated benefit obligation greater than assets    413.1       571.1
Unrecognized experience gain (loss)                    95.1       (14.2)
Unrecognized prior service adjustments                  8.6         9.2
-----------------------------------------------------------------------
Accrued postretirement benefit cost                  $516.8      $566.1
=======================================================================

NOTE 10 INCOME TAXES

Earnings before income taxes and the provision for U.S. federal, state, and foreign taxes on these earnings were:

============================================================================
(millions)                                1996         1995          1994
----------------------------------------------------------------------------
Earnings before income taxes:
  United States                           $516.7       $430.9         $729.9
  Foreign                                  343.2        365.1          400.1
----------------------------------------------------------------------------
                                          $859.9       $796.0       $1,130.0
============================================================================
Income taxes:
  Currently payable:
    Federal                               $130.6       $205.2         $207.4
    State                                   21.9         34.7           42.4
    Foreign                                118.4        144.5          150.3
----------------------------------------------------------------------------
                                           270.9        384.4          400.1
----------------------------------------------------------------------------
  Deferred:
    Federal                                 45.7        (81.0)          18.1
    State                                   11.4        (10.7)           0.2
    Foreign                                  0.9         13.0            6.2
----------------------------------------------------------------------------
                                            58.0        (78.7)          24.5
----------------------------------------------------------------------------
Total income taxes                        $328.9       $305.7         $424.6
============================================================================

The difference between the U.S. federal statutory tax rate and the Company's effective rate was:

=============================================================================
                                            1996         1995          1994
-----------------------------------------------------------------------------
U.S. statutory rate                         35.0%        35.0%          35.0%
Foreign rates varying from 35%               0.7          0.2            0.2
State income taxes, net of federal benefit   2.5          2.0            2.5
Net change in valuation allowance           (0.1)         1.9            0.1
Other                                        0.1         (0.7)          (0.2)
-----------------------------------------------------------------------------
Effective income tax rate                   38.2%        38.4%          37.6%
=============================================================================

The 1995 increase in valuation allowance on deferred tax assets and corresponding impact on the effective income tax rate, as presented above, primarily relate to asset impairment losses recorded as non-recurring charges (refer to Note 3) for which no tax benefit was currently provided, based on management's assessment of the likelihood of recovering such benefit in future years.

The deferred tax assets and liabilities included in the balance sheet at year-end were:

=========================================================================================
                                           Deferred tax assets   Deferred tax liabilities
(millions)                                  1996         1995          1996      1995
-----------------------------------------------------------------------------------------
Current:
    Promotion and advertising              $78.4        $43.3           $6.7     $6.3
    Wages and payroll taxes                 13.8         24.9            ---      ---
    Health and postretirement benefits      17.2         15.5            6.3     10.4
    State taxes                              8.6          9.8            ---      ---
    Other                                   23.5         17.3           23.3     18.2
-----------------------------------------------------------------------------------------
                                           141.5        110.8           36.3     34.9
    Less valuation allowance                (2.5)         ---            ---      ---
-----------------------------------------------------------------------------------------
                                           139.0        110.8           36.3     34.9
=========================================================================================
Noncurrent:
    Depreciation and asset disposals        25.6         24.7          337.0    280.2
    Postretirement benefits                179.4        196.3           43.0      6.7
    Capitalized interest                     3.3          3.1           31.5     32.8
    State taxes                              0.9         11.1            ---      ---
    Other                                   27.9         13.2            0.7      9.9
-----------------------------------------------------------------------------------------
                                           237.1        248.4          412.2    329.6
    Less valuation allowance               (29.1)       (32.7)           ---      ---
-----------------------------------------------------------------------------------------
                                           208.0        215.7          412.2    329.6
-----------------------------------------------------------------------------------------
Total deferred taxes                      $347.0       $326.5         $448.5   $364.5
=========================================================================================

At December 31, 1996, foreign subsidiary earnings of $1.31 billion were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on these earnings. Foreign withholding taxes of approximately $72 million would be payable upon remittance of these earnings. Subject to certain limitations, the withholding taxes would then be available for use as credits against the U.S. tax liability.

Cash paid for income taxes was (in millions): 1996-$281; 1995-$404; 1994-$396.

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

The Company uses derivative financial instruments only for the purpose of hedging currency, price, and interest rate exposures which exist as a part of its ongoing business operations. The Company, as a matter of policy, does not engage in speculative transactions. The fair values of derivative financial instruments held by the Company were not significant during the periods presented.

The Company enters into forward contracts and options to hedge against the adverse impact of fluctuations in foreign currency-denominated receivables, payables, intercompany loans, and other commitments. Gains and losses on forward contracts and options are not significant and are recognized in the statement of earnings in the same period as the hedged transaction. Gains and losses related to currency hedges of net investments in foreign subsidiaries are recorded in the cumulative translation adjustment component of shareholders' equity.

Forward contracts and options generally have maturities of twelve months or less and are entered into with major international financial institutions. The notional amounts of open forward contracts and options were $80.0 million and $131.1 million at December 31, 1996 and 1995, respectively.

The Company enters into currency and interest rate swaps, including forward swaps, in connection with certain debt issues. Currency swaps are used to convert foreign currency-denominated debt to U.S. dollars, thereby minimizing
the risk of currency fluctuations in these debt issues.   The Company enters
into interest rate swaps to reduce borrowing costs and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions. Interest rate forward swaps are used to effectively fix the U.S. Treasury or other benchmark rate on which planned future issuances of long-term debt will be priced, thereby minimizing the risk of fluctuations in future borrowing costs related to short-term interest rate movements. Gains and losses from currency and interest rate swaps are not significant and are recognized over the life of the debt issue as a component of interest expense. The notional amounts of currency and interest rate swaps were $1.05 billion at December 31, 1996, of which $500 million were settled in conjunction with an issuance of long-term debt in January 1997. The notional amounts of currency and interest rate swaps were $400 million at December 31, 1995. (Refer to Note 6 for further information.)

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

NOTE 12 QUARTERLY FINANCIAL DATA (unaudited)


=====================================================================
(millions, except     Net sales                      Gross profit
per share data)   1996       1995                 1996        1995
---------------------------------------------------------------------
First            $1,785.9   $1,716.0               $995.5      $946.7
Second            1,651.4    1,780.1                876.2       960.4
Third             1,681.6    1,844.7                865.6     1,009.1
Fourth            1,557.7    1,662.9                816.4       909.8
---------------------------------------------------------------------
                 $6,676.6   $7,003.7             $3,553.7    $3,826.0
=====================================================================

               Net earnings (a)                Earnings per share (a)
                  1996       1995                 1996        1995
---------------------------------------------------------------------
First              $206.1     $196.0                $0.96       $0.89
Second               78.1      135.9                  .37        0.62
Third               159.5      230.0                  .75        1.05
Fourth               87.3      (71.6)                0.42       (0.33)
---------------------------------------------------------------------
                   $531.0     $490.3
=====================================================================

(a) The quarterly results of 1996 and 1995 include the following non-recurring charges and other unusual items. (Refer to Notes 3 and 4 for further information.)

        ==================================================
                    Net earnings      Earnings per share
                  1996       1995       1996      1995
        --------------------------------------------------
        First       ($6.1)   $   ---    ($0.03)     $ ---
        Second      (16.9)     (33.0)    (0.08)     (0.15)
        Third       (21.3)       ---     (0.10)       ---
        Fourth      (75.8)    (238.3)    (0.36)     (1.10)
        --------------------------------------------------
                  ($120.1)   ($271.3)
        ==================================================

The principal market for trading Kellogg shares is the New York Stock Exchange
(NYSE). The shares are also traded on the Boston, Chicago, Cincinnati, Pacific, and Philadelphia Stock Exchanges. At year-end 1996, the closing price (on the NYSE) was $65 5/8 and there were 26,751 shareholders of record. Dividends paid per share of common stock increased 8% to $1.62 in 1996, marking the 40th consecutive year of increase.

Dividends paid and the quarterly price ranges on the NYSE during the last two years were:


=========================================================
1996 - Quarter             Dividend     High       Low
---------------------------------------------------------
Fourth                         $0.42    $69.13     $62.00
Third                           0.42     77.38      65.63
Second                          0.39     75.75      67.38
First                           0.39     80.63      72.50
---------------------------------------------------------
                               $1.62
---------------------------------------------------------
1995 - Quarter
---------------------------------------------------------
Fourth                         $0.39    $79.50     $70.50
Third                           0.39     73.63      66.75
Second                          0.36     73.88      58.00
First                           0.36     60.68      52.50
---------------------------------------------------------
                               $1.50
=========================================================

NOTE 13 OPERATING SEGMENTS

The Company operates in a single industry - manufacturing and marketing grain-based convenience food products including ready-to-eat cereal, toaster pastries, frozen waffles, cereal bars, and bagels throughout the world. The following table describes operations by geographic area. Geographic operating profit includes allocated corporate overhead expenses. Corporate assets are comprised principally of cash and cash equivalents held for general corporate purposes.

=============================================================================================
                                          %                         %                    %
(millions)                 1996         change        1995       change      1994      change
---------------------------------------------------------------------------------------------
NET SALES
---------------------------------------------------------------------------------------------
United States              $3,779.5          -7      $4,080.3          6   $3,840.8         2
% of total                      57%                       58%                   59%
Europe                      1,749.6          -4       1,829.1          9    1,683.7         9
% of total                      26%                       26%                   26%
Other areas                 1,147.5           5       1,094.3          5    1,037.5         7
% of total                      17%                       16%                   15%
---------------------------------------------------------------------------------------------
Consolidated               $6,676.6          -5      $7,003.7          7   $6,562.0         4
=============================================================================================
OPERATING PROFIT (a)
---------------------------------------------------------------------------------------------
United States                $611.2          38        $443.1        -37     $708.5        14
% of total                      64%                       53%                   61%
Europe                        204.4         -30         293.6          2      287.5        24
% of total                      21%                       35%                   25%
Other areas                   143.3          42         100.8        -39      166.6        10
% of total                      15%                       12%                   14%
---------------------------------------------------------------------------------------------
Consolidated                 $958.9          14        $837.5        -28   $1,162.6        16
=============================================================================================
IDENTIFIABLE ASSETS
---------------------------------------------------------------------------------------------
United States              $2,785.9          27      $2,194.8         -1   $2,222.7        -5
% of total                      55%                       50%                   50%
Europe                      1,258.2          -1       1,269.4         -1    1,282.5        21
% of total                      25%                       29%                   29%
Other areas                   973.3           5         929.7         -1      943.2        17
% of total                      19%                       21%                   21%
Corporate assets               32.6          57          20.7          9       18.9       -17
% of total                       1%                       -                     -
---------------------------------------------------------------------------------------------
Consolidated               $5,050.0          14      $4,414.6         -1   $4,467.3         5
=============================================================================================

(a) Operating profit for 1996 and 1995 includes the following non-recurring charges, by geographic area. (Refer to Note 3 and to Management's Discussion & Analysis on pages 14-19 for further information.)

                   =====================================================
                                           1996                     1995
                    ----------------------------------------------------
                    United States        ($24.1)                 ($325.0)
                    Europe                (76.5)                   (38.4)
                    All other             (35.5)                   (58.4)
                    ----------------------------------------------------
                    Consolidated        ($136.1)                 ($421.8)
                   =====================================================

NOTE 14 SUPPLEMENTAL FINANCIAL STATEMENT DATA

(millions)
========================================================================================
Consolidated Statement of Earnings             1996              1995             1994
----------------------------------------------------------------------------------------
Research and development expense                 $84.3             $72.2           $71.7
Advertising expense                             $778.9            $891.5          $856.9
========================================================================================

========================================================================================
Consolidated Statement of Cash Flows           1996              1995             1994
----------------------------------------------------------------------------------------
Accounts receivable                              $10.9            ($25.6)         ($27.7)
Inventories                                      (35.4)             19.6             6.8
Other current assets                              (0.5)            (33.7)           (5.4)
Accounts payable                                 (41.0)             36.3            25.7
Other current liabilities                        (11.3)             54.1            57.4
----------------------------------------------------------------------------------------
    CHANGES IN OPERATING ASSETS AND LIABILITIES ($77.3)            $50.7           $56.8
========================================================================================

========================================================================================
CONSOLIDATED BALANCE SHEET                   1996             1995
----------------------------------------------------------------------------------------
Raw materials and supplies                      $135.2            $129.7
Finished goods and materials in process          289.7             247.0
----------------------------------------------------------------------------------------
    INVENTORIES                                 $424.9            $376.7
----------------------------------------------------------------------------------------

Deferred income taxes                           $117.9             $91.2
Prepaid advertising and promotion                 83.4              77.6
Other                                             66.3              71.3
----------------------------------------------------------------------------------------
    OTHER CURRENT ASSETS                        $267.6            $240.1
----------------------------------------------------------------------------------------

Land                                             $52.4             $50.0
Buildings                                      1,226.1           1,202.8
Machinery and equipment                        3,464.1           3,283.0
Construction in progress                         277.5             202.0
Accumulated depreciation                      (2,087.2)         (1,953.0)
----------------------------------------------------------------------------------------
    PROPERTY, NET                             $2,932.9          $2,784.8
----------------------------------------------------------------------------------------

Goodwill                                        $193.7              $2.2
Other intangibles                                186.6               7.4
Other                                            208.2             191.4
----------------------------------------------------------------------------------------
    OTHER ASSETS                                $588.5            $201.0
----------------------------------------------------------------------------------------

Accrued income taxes                             $50.5             $64.2
Accrued salaries and wages                        84.6             121.8
Accrued advertising and promotion                336.8             266.3
Other                                            238.1             252.4
----------------------------------------------------------------------------------------
    OTHER CURRENT LIABILITIES                   $710.0            $704.7
----------------------------------------------------------------------------------------

Nonpension postretirement benefits              $494.2            $546.1
Deferred income taxes                            226.3             201.7
Other                                            121.4              92.7
----------------------------------------------------------------------------------------
    OTHER LIABILITIES                           $841.9            $840.5
----------------------------------------------------------------------------------------
========================================================================================

Report of Independent Accountants

PRICE WATERHOUSE LLP

To the Shareholders and Board of Directors of Kellogg Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Battle Creek, Michigan
January 31, 1997






                                      28