Form 10-K, Exhibit 13
period 1997-12-31
KELLOGG CO
filed 1998-03-31
CIK 55067

                                                                 EXHIBIT 13.01



SELECTED FINANCIAL DATA
(millions, except per share data and number of employees)

                                                                                               PER COMMON SHARE DATA (C)
                                                                                              ------------------------------
                                                          (A)(B)                                (A)(B)
                                                         EARNINGS                              EARNINGS                 (D)
                                    (A)                   BEFORE                 AVERAGE        BEFORE                PRICE/
              NET          %     OPERATING      %       ACCOUNTING      %         SHARES      ACCOUNTING    CASH     EARNINGS
             SALES       GROWTH    PROFIT     GROWTH      CHANGE      GROWTH   OUTSTANDING(C)   CHANGE    DIVIDENDS    RATIO
-----------------------------------------------------------------------------------------------------------------------------
10-year
compound
growth rate      6%                     4%                   4%                                  5%           11%
   1997      $6,830.1      2%     $1,009.1       5%      $564.0           6%      414.1       $1.36         $ .87       36
   1996       6,676.6     (5)        958.9      14        531.0           8       424.9        1.25           .81       26
   1995       7,003.7      7         837.5     (28)       490.3         (30)      438.3        1.12           .75       34
   1994       6,562.0      4       1,162.6      16        705.4           4       448.6        1.57           .70       18
   1993       6,295.4      2       1,004.6      (5)       680.7          -        463.0        1.47           .66       19
   1992       6,190.6      7       1,062.8       3        682.8          13       477.7        1.43           .60       23
   1991       5,786.6     12       1,027.9      16        606.0          21       482.4        1.26           .54       26
   1990       5,181.4     11         886.0      21        502.8          19       483.2        1.04           .48       18
   1989       4,651.7      7         732.5      (8)       422.1         (12)      488.4         .87           .43       20
   1988       4,348.8     15         794.1      15        480.4          21       492.8         .98           .38       16
   1987       3,793.0     14         691.2       7        395.9          24       494.8         .80           .32       16


PER COMMON SHARE DATA (C)
-------------------------
                                                  NET CASH
                                    NET CASH     PROVIDED BY/
  STOCK                            PROVIDED BY    (USED IN)      COMMON
  PRICE                             OPERATING     FINANCING       STOCK
  RANGE                            ACTIVITIES    ACTIVITIES     REPURCHASES
----------------------------------------------------------------------------
 $32-50                              $879.8         ($607.3)       $426.0
  31-40                               711.5            94.0         535.7
  26-40                              1041.0          (759.2)        374.7
  24-30                               966.8          (559.5)        327.3
  23-34                               800.2          (464.2)        548.1
  27-37                               741.9          (422.6)        224.1
  17-33                               934.4          (537.7)         83.6
  14-19                               819.2          (490.9)         86.9
  14-20                               533.5          (143.2)         78.6
  12-17                               492.3            52.1          33.6
   9-17                               523.5          (130.5)         22.6


                                                                                                                 (E)       PRETAX
                    RETURN ON                 RETURN ON                                                         DEBT TO    INTEREST
            TOTAL    AVERAGE    SHAREHOLDERS'  AVERAGE    PROPERTY,    CAPITAL      DEPRECIATION    LONG-TERM    MARKET    COVERAGE
            ASSETS    ASSETS       EQUITY      EQUITY      NET     EXPENDITURES  AND AMORTIZATION   DEBT    CAPITALIZATION (TIMES)
----------------------------------------------------------------------------------------------------------------------------------
     1997  $4,877.6     11%     $  997.5        49%     $2,773.3      $312.4        $287.3        $1,415.4        10%         9
     1996   5,050.0     11       1,282.4        37       2,932.9       307.3         251.5           726.7        14         13
     1995   4,414.6     11       1,590.9        29       2,784.8       315.7         258.8           717.8         5         12
     1994   4,467.3     16       1,807.5        40       2,892.8       354.3         256.1           719.2         8         23
     1993   4,237.1     16       1,713.4        37       2,768.4       449.7         265.2           521.6         7         27
     1992   4,015.0     11       1,945.2        21       2,662.7       473.6         231.5           314.9         3         33
     1991   3,925.8     16       2,159.8        30       2,646.5       333.5         222.8            15.2         3         17
     1990   3,749.4     14       1,901.8        28       2,595.4       320.5         200.2           295.6         7         10
     1989   3,390.4     14       1,634.4        30       2,406.3       508.7         167.6           371.4        10         10
     1988   3,297.9     16       1,483.2        36       2,131.9       538.1         139.7           272.1         9         14
     1987   2,680.9     17       1,211.4        38       1,738.8       478.4         113.1           290.4         7         14



  CURRENT  ADVERTISING   R&D   NUMBER OF
   RATIO     EXPENSE   EXPENSE EMPLOYEES
  --------------------------------------
     .9     $780.4     $106.1    14,339
     .7      778.9       84.3    14,511
    1.1      891.5       72.2    14,487
    1.2      856.9       71.7    15,657
    1.0      772.4       59.2    16,151
    1.2      782.3       56.7    16,551
     .9      708.3       34.7    17,017
     .9      648.5       38.3    17,239
     .9      611.4       42.9    17,268
     .9      560.9       42.0    17,461
     .9      486.9       40.0    17,762


(a) Operating profit for 1997 includes non-recurring charges of $184.1 ($140.5 after tax or $.34 per share). Operating profit for 1996 includes non-recurring charges of $136.1 ($97.8 after tax or $.23 per share). Earnings before accounting change for 1996 include a charge of $35.0 ($22.3 after tax or $.05 per share) for a contribution to the Kellogg's Corporate Citizenship Fund. Operating profit for 1995 includes non-recurring charges of $421.8 ($271.3 after tax or $.62 per share). Operating profit for 1993 includes non-recurring charges of $64.3 ($41.1 after tax or $.09 per share). Refer to Management's Discussion and Analysis on pages 18-22 and Notes 3 and 4 within Notes to Consolidated Financial Statements for further explanation of non-recurring charges and other unusual items for years 1995-1997.

(b) Earnings before accounting change for 1997 exclude the effect of a charge of $18.0 after tax ($.04 per share) to write off business process reengineering costs in accordance with guidance issued by the Emerging Issues Task Force of the FASB. Earnings before accounting change for 1992 and 1989 exclude the effect of adopting the following Statements of Financial Accounting Standards (SFAS): in 1992, a charge of $251.6 ($.53 per share) net of $144.6 of income tax benefit for the transition effect of SFAS #106, "Employers' Accounting for Postretirement Benefits Other
    Than   Pensions," and, in 1989, a gain of $48.1 ($.10 per share) for SFAS
    #96 "Accounting for Income Taxes."

(c) All share data retroactively restated to reflect 2-for-1 stock splits in 1997 and 1991. All earnings per share presented represent both basic and diluted earnings per share.

(d) The price/earnings ratio was calculated based on year-end stock price divided by earnings before the accounting changes referred to in note (b). These earnings include the non-recurring charges and other unusual items referred to in note (a). Excluding the impact of these unusual items, the price/earnings ratio in 1997, 1996, 1995, and 1993 would have been 29, 21, 22, and 19, respectively.

(e) Debt to market capitalization was calculated based on year-end total debt balance divided by market capitalization. Market captitalization was calculated based on year-end stock price multiplied by the number of shares outstanding at year-end.

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS  OF  OPERATIONS

OVERVIEW
Kellogg Company operates in a single industry - manufacturing and marketing grain-based convenience food products, including ready-to-eat cereal, toaster
pastries, frozen waffles, cereal bars, and bagels, throughout the world.   The
Company leads the global ready-to-eat cereal category, with an estimated 39% annualized share of worldwide volume. Additionally, the Company is the North American market leader in the toaster pastry, cereal/granola bar, frozen waffle, and pre-packaged bagel categories.

During 1997, the Company returned to growth in earnings per share (excluding unusual items, discussed below), as management continued with its global strategy of brand-differentiated pricing, investment in new product research, brand-building marketing activities, and cost structure reduction initiatives. Results for 1997 were significantly improved over 1996, a year in which earnings were negatively impacted by competitive conditions in the Company's major markets.

For the full year of 1997, Kellogg Company reported net earnings and earnings per share of $546.0 million and $1.32, respectively, compared to 1996 net earnings of $531.0 million and net earnings per share of $1.25. Net earnings and earnings per share for 1995 were $490.3 million and $1.12, respectively. (All per share amounts reflect the 2-for-1 stock split effective August 22,
1997.   All earnings per share presented represent both basic and diluted earnings per share.)

During the current and prior years, the Company reported non-recurring charges and other unusual items that have been excluded from all applicable amounts presented below for purposes of comparison between years. Additionally, results for 1997 are presented before the cumulative effect of a change in the method of accounting for business process reengineering costs. Refer to the separate section below on non-recurring charges and other unusual items for further information.

1997 COMPARED TO 1996
Excluding non-recurring charges and other unusual items, the Company reported 1997 earnings per share of $1.70, an 11% increase over the prior-year results of $1.53. The year-over-year increase in earnings per share of $.17 resulted from $.12 of business growth, $.03 of common stock repurchases, and $.04 of favorable tax rate movements, partially offset by $.02 of unfavorable foreign currency movements. The business growth was principally attributable to cereal volume growth in the Company's U.S. and Latin American markets, continued double-digit growth in other convenience foods volume, and reductions in manufacturing and marketing costs. Foreign currency movements negatively impacted earnings by 2% in Europe, 3% in other non-U.S. areas, and 1% on a
consolidated basis.   The negative impact on 1997 earnings per share due to
results of the Lender's Bagels business, acquired in December 1996, was approximately $.05.

The Company achieved the following volume growth during 1997:


=======================================================
                                                CHANGE
=======================================================
Global cereal                                   +3.4%
-------------------------------------------------------
U.S. cereal                                     +3.9%
-------------------------------------------------------
Global total                                   +11.3%
-------------------------------------------------------
Global total excluding Lender's(a)              +5.0%
=======================================================

(a) Lender's Bagels business acquired in December 1996.

Within the U.S. market, the Company recovered cereal volume declines of the prior year, and slightly exceeded 1995 results. Growth in most other non-U.S. cereal markets offset softness in the Company's United Kingdom, Canada, and
Australia volume.   The Company's Latin American region achieved record annual volume results. Other convenience foods volume continued to increase at a double-digit rate, even after excluding sales from the Lender's Bagels business.

On an annualized basis, regional volume share of the ready-to-eat cereal category remained strong during the year, at approximately 34% in North America, 44% in Europe, 43% in Asia-Pacific, and 60% in Latin America.

Consolidated net sales increased 2% for 1997.   The favorable impact of strong
volumes was partially offset by unfavorable pricing and product mix movements, and a negative foreign currency impact of 2%. Excluding the Lender's business, consolidated net sales were even with the prior year. On a geographic basis, net sales versus the prior year were:


==============================================================================
NET SALES BY GEOGRAPHIC AREA -  1997 VS. 1996 % CHANGE
------------------------------------------------------------------------------
                             U.S.       Europe      All other   Consolidated
------------------------------------------------------------------------------
Business                     +5%          +2%          +6%           +4%
Foreign currency impact      ---          -5%          -4%           -2%
------------------------------------------------------------------------------
TOTAL CHANGE                 +5%          -3%          +2%           +2%
==============================================================================


Margin performance for 1997 was:


========================================================================
                                             1997       1996      CHANGE
------------------------------------------------------------------------
Gross margin                                 52.1%      53.2%      -1.1%
SGA%(a)                                     -34.6%     -36.8%      +2.2%
------------------------------------------------------------------------
Operating margin                             17.5%      16.4%      +1.1%
========================================================================

(a) Selling, general, and administrative expense as a percentage of net sales.

Gross margin performance for 1997 benefited from volume increases and year-over-year operational cost savings. However, these favorable factors were outweighed by the negative impact of prior-year pricing actions. The improvement in SGA% primarily reflects reduced promotional spending in the U.S. market, in line with the Company's integrated pricing strategy.

Operating profit results on a geographic basis were:

==================================================================================================
OPERATING PROFIT BY GEOGRAPHIC AREA - 1997 VS. 1996
--------------------------------------------------------------------------------------------------
(millions)                                      U.S.        Europe      All other    Consolidated
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
1997 operating profit as reported              $706.8        $158.9        $143.4      $1,009.1
Non-recurring charges                            35.2         119.1          29.8         184.1
--------------------------------------------------------------------------------------------------
1997 OPERATING PROFIT EXCLUDING
  NON-RECURRING CHARGES                        $742.0        $278.0        $173.2      $1,193.2
==================================================================================================
1996 operating profit as reported              $611.2        $204.4        $143.3        $958.9
Non-recurring charges                            24.1          76.5          35.5         136.1
--------------------------------------------------------------------------------------------------
1996 OPERATING PROFIT EXCLUDING
NON-RECURRING CHARGES                          $635.3        $280.9        $178.8      $1,095.0
==================================================================================================
% change - 1997 vs. 1996 excluding non-recurring charges:
Business                                          +17%           +3%           +1%          +11%
Foreign currency impact                           ---            -4%           -4%           -2%
--------------------------------------------------------------------------------------------------
TOTAL CHANGE                                      +17%           -1%           -3%           +9%
==================================================================================================

Gross interest expense, prior to amounts capitalized, increased 70% versus the prior year to $117.9 million. The higher interest expense resulted from increased debt levels to fund the Lender's Bagels business acquisition and the Company's common stock repurchase program.

Excluding the impact of non-recurring charges and other unusual items, the effective income tax rate was 35.3%, 1.5 percentage points lower than the prior-year rate. The lower effective tax rate is primarily due to enactment of a 2% statutory rate reduction in the United Kingdom, effective April 1, 1997, as well as favorable adjustments in other jurisdictions. The effective income tax rate based on reported earnings (before cumulative effect of accounting change) was 37.6% in 1997 and 38.2% in 1996. For both 1997 and 1996, the higher reported rate (as compared to the rate excluding the impact of unusual items) primarily relates to certain non-recurring charges for which no tax benefit was provided, based on management's assessment of the likelihood of recovering such benefit in future years.

1996 COMPARED TO 1995
The Company's 1996 results were negatively impacted by competitive conditions in the U.S. ready-to-eat cereal market, in which significant price reductions were undertaken by all major competitors during the year. In an effort to improve the brand value proposition to the consumer, the Company implemented several pricing actions in 1996, most notably reductions announced June 10, 1996, averaging 19% on brands comprising approximately two-thirds of its U.S. cereal business. Following an integrated strategy, the Company combined its price reductions with reduced marketing expenditures, while competitors continued heavy deep-discount promotional spending during most of the year. As a result, the Company reported a 12% decline in 1996 earnings per share (excluding non-recurring charges and other unusual items) to $1.53, versus $1.74 in 1995. The $.21 decrease was comprised of $.22 in business decline and $.03 in unfavorable foreign currency movements, mitigated by $.03 of common
stock repurchases, and $.01 from a lower effective tax rate.   Foreign currency
movements negatively impacted earnings by 3% in Europe, 4% in other non-U.S. areas, and 1% on a consolidated basis.

The Company experienced the following volume results during 1996:

=========================================================
                                                 CHANGE
---------------------------------------------------------
Global cereal                                     -.7%
---------------------------------------------------------
U.S. cereal                                      -3.6%
---------------------------------------------------------
Global total                                     +1.2%
=========================================================

Total volume growth was led by strength in the Company's Asia-Pacific and Latin American ready-to-eat cereal shipments and low double-digit growth in other convenience foods volume. These volume gains offset softness in the Company's U.S. and United Kingdom ready-to-eat cereal markets.

Net sales were down 5%, primarily reflecting the price reductions, ready-to-eat cereal volume loss, and unfavorable product mix and foreign currency movements. On a geographic basis, net sales versus the prior year were:


============================================================================
NET SALES BY GEOGRAPHIC AREA -  1996 VS. 1995 % CHANGE
----------------------------------------------------------------------------
                             U.S.        Europe     All other   Consolidated
----------------------------------------------------------------------------
Business                     -7%          -1%          +8%           -4%
Foreign currency impact       --          -3%          -3%           -1%
----------------------------------------------------------------------------
TOTAL CHANGE                 -7%          -4%          +5%           -5%
============================================================================

Margin performance for 1996 was:

=========================================================================
                                        1996        1995        CHANGE
-------------------------------------------------------------------------
Gross margin                            53.2%       54.6%        -1.4%
SGA%                                   -36.8%      -36.6%         -.2%
-------------------------------------------------------------------------
Operating margin                        16.4%       18.0%        -1.6%
=========================================================================

The decline in gross profit margin reflected the price reductions, partially offset by the effect of operational cost savings. The SGA% was maintained at nearly a constant level versus the prior year despite the relatively high level of spending related to the Company's 90th Anniversary promotional programs, implementation costs associated with pricing actions, and competitive conditions in the U.S. cereal market.

Operating profit results on a geographic basis were:


=================================================================================================
OPERATING PROFIT BY GEOGRAPHIC AREA - 1996 VS. 1995
-------------------------------------------------------------------------------------------------
(millions)                              U.S.         Europe      All other    Consolidated
-------------------------------------------------------------------------------------------------
1996 OPERATING PROFIT EXCLUDING
  NON-RECURRING CHARGES                 $635.3        $280.9        $178.8      $1,095.0
-------------------------------------------------------------------------------------------------
1995 operating profit as reported       $443.1        $293.6        $100.8        $837.5
Non-recurring charges                    325.0          38.4          58.4         421.8
-------------------------------------------------------------------------------------------------
1995 OPERATING PROFIT EXCLUDING
  NON-RECURRING CHARGES                 $768.1        $332.0        $159.2      $1,259.3
-------------------------------------------------------------------------------------------------
% change - 1996 vs. 1995 excluding non-recurring charges:
Business                                   -17%          -11%          +16%          -11%
Foreign currency impact                     --            -4%           -4%           -2%
-------------------------------------------------------------------------------------------------
TOTAL CHANGE                               -17%          -15%          +12%          -13%
=================================================================================================

Gross interest expense prior to amounts capitalized was $69.4 million, compared to $69.8 million in 1995. Despite an increase in debt during the year, total interest expense was maintained at prior-year levels due to the favorable effect of lower rates on short-term borrowings.

Other expense for 1996 included a charge of $35.0 million for a contribution to the Kellogg's Corporate Citizenship Fund, a private trust established for charitable donations. Excluding this unusual item, other income, net, decreased $19.5 million to $1.6 million, primarily due to foreign currency losses in Latin American markets and lower interest income during 1996.

Excluding the impact of non-recurring charges and other unusual items, the effective income tax rate was 36.8%, .7 percentage points lower than the prior-year rate, primarily due to favorable audit settlements in foreign jurisdictions and country mix.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition remained strong throughout 1997. A strong cash flow, combined with a program of issuing commercial paper and maintaining worldwide credit facilities, provides adequate liquidity to meet the Company's operational needs.

Net cash provided by operating activities during 1997 was $879.8 million, compared to $711.5 million in 1996, with the increase due principally to higher earnings, lower benefit plan contributions, and favorable working capital
movements.    The ratio of current assets to current liabilities was .9 at
December 31, 1997, compared to .7 at December 31, 1996.

Net cash used in investing activities was $329.3 million, principally comprised of $312.4 million in property additions. Net cash used in investing activities decreased significantly from the prior year, in which the Company paid $466 million to purchase the Lender's Bagels business.

Net cash used in financing activities was $607.3 million, primarily related to common stock repurchases of $426.0 million and dividend payments of $360.1 million, partially offset by a net increase in total debt of $108.1 million. The Company's total 1997 per share dividend payment was $.87, a 7.4% increase over the prior-year payment of $.81.

On August 1, 1997, the Company's Board of Directors approved a 2-for-1 stock split to shareholders of record at the close of business August 8, 1997, effective August 22, 1997, and also authorized retirement of 105.3 million common shares (pre-split) held in treasury. All per share and shares outstanding data have been restated retroactively to reflect the stock split.

Under existing plans authorized by the Company's Board of Directors, management spent $426.0 million during 1997 to repurchase 10.9 million shares (on a post-split basis) of the Company's common stock at an average price of $39 per
share.   The open repurchase authorization, which extends through December 31,
1998, was $389.1 million at year-end 1997.

Notes payable consist principally of commercial paper borrowings in the United States. Associated with these borrowings, during September 1997, the Company purchased a $225 million notional, four-year fixed interest rate cap. Under the terms of the cap, if the Federal Reserve AA composite rate on 30-day commercial paper increases to 6.33%, the Company will pay this fixed rate on $225 million of its commercial paper borrowings. If the rate increases to 7.83% or above, the cap will expire. As of year-end 1997, the rate was 5.65%.

To reduce short-term borrowings, on February 4, 1998, the Company issued $400 million of three-year 5.75% fixed rate U.S. Dollar Notes. Accordingly, an equivalent amount of commercial paper borrowings was classified as long-term debt in the December 31, 1997, balance sheet. These Notes were issued under an existing "shelf registration" with the Securities and Exchange Commission, and provide an option to holders to extend the obligation for an additional four years at a predetermined interest rate of 5.63% plus the Company's then-current credit spread. Concurrent with this issuance, the Company entered into a $400 million notional, three-year fixed-to-floating interest rate swap, indexed to the Federal Reserve AA composite rate on 30-day commercial paper.

As of December 31, 1997, current maturities of long-term debt primarily consisted of $200 million of five-year notes due October 1998. Management currently intends to replace these notes with new long-term debt issuances as of the maturity date and, as of year-end 1997, had entered into $25 million notional amount of interest rate hedges to effectively fix the U.S. Treasury rate on which an equivalent amount of future issuances would be priced. Subject to market conditions, management intends to gradually increase the notional amount of interest rate hedges to $200 million, prior to the maturity date of the notes.

On January 29, 1997, the Company issued $500 million of seven-year 6.625% fixed rate Euro Dollar Notes. This debt was issued primarily to fund the purchase of the Lender's Bagels business, acquired in December 1996. In conjunction with this issuance, the Company settled $500 million notional amount of interest rate forward swap agreements, which effectively fixed the interest rate on the debt at 6.354%. Associated with this debt, during September 1997, the Company entered into a $225 million notional, 4 1/2-year fixed-to-floating interest rate swap, indexed to the three-month London Interbank Offered Rate (LIBOR). Under the terms of the swap, if three-month LIBOR decreases to 4.71% or below, the swap will expire. At year-end 1997, three-month LIBOR was 5.81%.

To replace other long-term debt maturing during the year, the Company issued $500 million of four-year 6.125% Euro Dollar Notes on August 5, 1997. In conjunction with this issuance, the Company settled $400 million notional amount of interest rate forward swap agreements that effectively fixed the interest rate on the debt at 6.4%. Associated with this debt, during September 1997, the Company entered into a $200 million notional, four-year fixed-to-floating interest rate swap, indexed to three-month LIBOR.

The ratio of total debt to market capitalization at December 31, 1997, was 10%, down from 14% at December 31, 1996, principally due to an increase in the market price of the Company's stock since that date.

NON-RECURRING CHARGES AND OTHER UNUSUAL ITEMS

From 1995 to the present, management has commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure and move toward a global business model. The incremental costs of these programs have been reported throughout 1995-1997 as non-recurring charges.

In addition to the non-recurring charges reported during 1995-1997 for streamlining initiatives, the Company incurred charges for other unusual items. Furthermore, net earnings for 1997 included a cumulative effect of accounting change related to business process reengineering costs. In summary, the following charges were excluded from reported results for purposes of comparison within the "Results of operations" section above:


====================================================================================================
NON-RECURRING CHARGES & OTHER UNUSUAL ITEMS
----------------------------------------------------------------------------------------------------
                                              EARNINGS BEFORE
                                              INCOME TAXES AND
                                             CUMULATIVE EFFECT
Impact on (millions,           OPERATING       OF ACCOUNTING           NET         NET EARNINGS PER
expect per share data):          PROFIT           CHANGE             EARNINGS           SHARE
----------------------------------------------------------------------------------------------------
1997:
----------------------------------------------------------------------------------------------------
Streamlining initiatives            $161.1                $161.1
Impairment losses                     23.0                  23.0
----------------------------------------------------------------------------------------------------
TOTAL NON-RECURRING
  CHARGES                           $184.1                $184.1        $140.5           $.34
----------------------------------------------------------------------------------------------------
CUMULATIVE EFFECT OF
ACCOUNTING CHANGE                       __                    __         $18.0           $.04
=====================================================================================================
1996:
----------------------------------------------------------------------------------------------------
Streamlining initiatives            $121.1                $121.1
Litigation provision                  15.0                  15.0
Private trust contribution(a)          ---                  35.0
----------------------------------------------------------------------------------------------------
TOTAL                               $136.1                $171.1        $120.1           $.28
=====================================================================================================
1995:
----------------------------------------------------------------------------------------------------
Streamlining initiatives            $348.0                $348.0
Impairment losses                     73.8                  73.8
----------------------------------------------------------------------------------------------------
TOTAL                               $421.8                $421.8        $271.3           $.62
=====================================================================================================

(a) Recorded in other income (expense), net.

The 1997 charges for streamlining initiatives relate principally to management's plan to optimize the Company's pan-European operations, as well as ongoing productivity programs in the United States and Australia. A major component of the pan-European initiatives was the late-1997 closing of manufacturing plants and separation of employees in Riga, Latvia; Svendborg, Denmark; and Verola, Italy.

Approximately 50% of the total 1997 streamlining charges consist of manufacturing asset write-downs, with the balance comprised of current and anticipated cash outlays for employee separation benefits, equipment removal, production redeployment, associated management consulting, and similar costs. Related primarily to the pan-European initiatives, streamlining programs begun in 1997 will result in employee headcount reductions of approximately 600 and are expected to deliver annual pre-tax savings of approximately $60 million when fully implemented. Total cash outlays for streamlining initiatives were approximately $85 million during 1997 and are expected to be approximately $50 million in 1998. Refer to Note 3 within Notes to Consolidated Financial Statements for additional information.

The streamlining programs commenced since 1995, including the aforementioned pan-European initiatives, are expected to result in the elimination of approximately 3,000 employee positions by the end of 1998, with approximately 90% of this reduction already achieved. These programs are expected to deliver average annual pre-tax savings in excess of $200 million by the year 2000, with approximately 75% of that amount being realized currently. These savings are not necessarily indicative of current and future incremental earnings due to management's commitment to invest in competitive business strategies, new markets, and growth opportunities.

Also included in the 1997 charges are $23.0 million of asset impairment losses, which result from evaluation of the Company's ability to recover components of its investments, based on management's ongoing strategic assessment of local conditions, in the emerging markets of Asia-Pacific.

In addition to the non-recurring charges reported during 1995 and 1996 for streamlining initiatives, the Company incurred charges for the following unusual items:

- During 1996, the Company included in non-recurring charges a provision of $15.0 million for the potential settlement of certain litigation.

- During 1996, the Company included in other expense a charge of $35.0 million for a contribution to the Kellogg's Corporate Citizenship Fund, which is expected to satisfy the charitable-giving plans of this private trust through the year 2000.

- During 1995, the Company included in non-recurring charges $73.8 million of asset impairment losses that resulted from the evaluation of the Company's ability to recover asset costs given changes in local market conditions, sourcing of products, and other strategic factors in its North American and Asia-Pacific operations.


The foregoing discussion of streamlining initiatives contains forward-looking statements regarding headcount reductions, cash requirements, and realizable savings. Actual amounts may vary depending on the final determination of important factors, such as identification of specific employees to be separated from pre-determined pools, actual amounts of asset removal and relocation costs, dates of asset disposal and costs to maintain assets up to the date of disposal, proceeds from asset disposals, final negotiation of third party contract buy-outs, and other items.

On November 20, 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus in Issue 97-13 that the costs of business process reengineering activities are to be expensed as incurred. This consensus also applies to business process reengineering activities that are part of an information technology project. Beginning in 1996, the Company has undertaken an Enterprise Business Applications (EBA) initiative that combines design and installation of business processes and software packages to achieve global best practices. Under the EBA initiative, the Company had capitalized certain external costs associated with business process reengineering activities as part of the software asset. EITF Issue 97-13 prescribes that previously capitalized business process reengineering costs should be expensed and reported as a cumulative effect of a change in accounting principle. Accordingly, for the fourth quarter of 1997, the Company reported a charge of $18.0 million (net of tax benefit of $7.7 million) or $.04 per share for write-off of business process reengineering costs. Such costs were expensed as incurred during the fourth quarter of 1997, and were insignificant.

1998 OUTLOOK

Management is not aware of any adverse trends that would materially affect the Company's strong financial position. Should suitable investment opportunities or working capital needs arise that would require additional financing, management believes that the Company's strong credit rating, balance sheet, and earnings history provide a base for obtaining additional financial resources at competitive rates and terms. Based on the expectation of continued cereal volume growth, and strong results from product innovation and the global introduction of other convenience foods, management believes the Company is well-positioned to deliver sales and earnings growth for the full year 1998. The Company will continue to identify and pursue streamlining and productivity initiatives to optimize its cost structure.

Additional expectations for 1998 include a gross profit margin of 53-54%, an SGA% of 35-36%, an effective income tax rate of 36-37%, capital spending of approximately $400 million, common stock repurchase activity of $390 million, and an increase in interest expense of 10%.

To address the millennium date change issue (the inability of certain computer software, hardware, and other equipment with embedded computer chips to properly process two-digit year-date codes after 1999), the Company formed a global task force to perform a risk assessment, and develop and execute action plans, as necessary. The global risk assessment is substantially complete. Remediation and testing activities for critical business operations are under
way, with completion scheduled by year-end 1998.   Remediation and testing of
non-critical business operations will continue, as necessary, throughout 1999. Management currently believes that the total cost of becoming Year 2000 compliant will not be significant to the Company's financial results, partly due
to other significant systems initiatives currently under way.   While the
Company believes all necessary work will be completed, there can be no guarantee that all systems will be in compliance by the year 2000 or that the systems of other companies and government agencies on which the Company relies will be converted in a timely manner. Such failure to complete the necessary work by the year 2000 could result in material financial risk.

The foregoing projections of volume growth, profitability, capital spending, and common stock repurchase activity are forward-looking statements that involve risks and uncertainties. Actual results may differ materially due to the impact of competitive conditions, marketing spending and/or incremental pricing actions on actual volumes and product mix; the levels of spending on system initiatives, properties, business opportunities, continued streamlining initiatives, and other general and administrative costs; raw material price and labor cost fluctuations; foreign currency exchange rate fluctuations; changes in statutory tax law; interest rates available on short-term financing; the impact of stock market conditions on common stock repurchase activity; and other items.

Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF EARNINGS
Year ended December 31,

====================================================================================================================================
(millions, except per share data)                                            1997          1996        1995
------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                    $6,830.1     $6,676.6     $7,003.7
------------------------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                                            3,270.1      3,122.9      3,177.7
Selling and administrative expense                                            2,366.8      2,458.7      2,566.7
Non-recurring charges                                                           184.1        136.1        421.8
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                              1,009.1        958.9        837.5
------------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                108.3         65.6         62.6
Other income (expense), net                                                       3.7        (33.4)        21.1
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE         904.5        859.9        796.0
Income taxes                                                                    340.5        328.9        305.7
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                          564.0        531.0        490.3
Cumulative effect of accounting change (net of tax)                             (18.0)        --           --
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                 $  546.0     $  531.0     $  490.3
------------------------------------------------------------------------------------------------------------------------------------
PER SHARE AMOUNTS (BASIC AND DILUTED):
     EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE
                                                                             $   1.36     $   1.25     $   1.12
     Cumulative effect of accounting change                                     (0.04)        --           --
------------------------------------------------------------------------------------------------------------------------------------
     NET EARNINGS PER SHARE                                                  $   1.32     $   1.25     $   1.12
====================================================================================================================================

Refer to Notes to Consolidated Financial Statements.

Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

====================================================================================================================================
                                                           Capital in                                Currency             Total
                                           Common stock    excess of  Retained    Treasury stock      translation     shareholders'
(millions)                               shares    amount  par value  earnings    shares   amount     adjustment          equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995                  310.4   $ 77.6     $68.6  $3,801.2        88.7 ($1,980.6)  ($ 159.3)          $1,807.5
Stock options exercised                      .7       .2      36.6                                                          36.8
Common stock repurchases                                                             5.7   (374.7)                        (374.7)
Net earnings                                                           490.3                                               490.3
Dividends                                                             (328.5)                                             (328.5)
Currency translation adjustments                                                                        (34.6)             (34.6)
Other                                                                                 --     (5.9)                          (5.9)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                311.1     77.8     105.2   3,963.0        94.4 (2,361.2)     (193.9)           1,590.9
Stock options exercised                      .4       .1      18.7                                                          18.8
Common stock repurchases                                                             7.4   (535.7)                        (535.7)
Net earnings                                                           531.0                                               531.0
Dividends                                                             (343.7)                                             (343.7)
Currency translation adjustments                                                                         27.6               27.6
Other                                                                                 .1     (6.5)                          (6.5)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                311.5     77.9     123.9   4,150.3       101.9 (2,903.4)     (166.3)           1,282.4
Stock options exercised(pre-split)           .6       .1      31.9                   (.1)     2.1                           34.1
Common stock repurchases(pre-split)                                                  3.9   (290.9)                        (290.9)
Other(pre-split)                                                                      .1     (6.0)                          (6.0)
Retirement of treasury stock             (105.3)   (26.3)    (55.8) (3,095.8)     (105.3) 3,177.9                             --
Two-for-one stock split                   206.8     51.7     (51.7)                   .5       --                             --
Stock options exercised(post-split)         1.2       .3      44.3                   (.1)     2.1                           46.7
Common stock repurchases(post-split)                                                 3.1   (135.1)                        (135.1)
Net earnings                                                           546.0                                               546.0
Dividends                                                             (360.1)                                             (360.1)
Currency translation adjustments                                                                       (115.6)            (115.6)
Other(post-split)                                                                     .1     (4.0)                          (4.0)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                414.8   $103.7     $92.6  $1,240.4         4.1 ($ 157.3)   ($ 281.9)          $  997.5
================================================================================================================================


Refer to Notes to Consolidated Financial Statements.

Kellogg Company and Subsidiaries
CONSOLIDATED BALANCE SHEET
At December 31,

=======================================================================================
(millions, except share data)                                        1997          1996
---------------------------------------------------------------------------------------
CURRENT ASSETS

Cash and cash equivalents                                          $173.2        $243.8
Accounts receivable, less allowances of $7.5 and $6.6               587.5         592.3
Inventories                                                         434.3         424.9
Other current assets                                                272.7         267.6
---------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                          1,467.7       1,528.6
---------------------------------------------------------------------------------------
PROPERTY, NET                                                     2,773.3       2,932.9
OTHER ASSETS                                                        636.6         588.5
---------------------------------------------------------------------------------------
    TOTAL ASSETS                                                 $4,877.6      $5,050.0
=======================================================================================

CURRENT LIABILITIES
Current maturities of long-term debt                               $211.2        $501.2
Notes payable                                                       368.6         652.6
Accounts payable                                                    328.0         335.2
Other current liabilities                                           749.5         710.0
---------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                                     1,657.3       2,199.0
---------------------------------------------------------------------------------------
LONG-TERM DEBT                                                    1,415.4         726.7

OTHER LIABILITIES                                                   807.4         841.9

SHAREHOLDERS' EQUITY

Common stock, $.25 par value, 500,000,000 shares authorized
   Issued:  414,823,142 shares in 1997 and 311,524,437 in 1996      103.7          77.9

Capital in excess of par value                                       92.6         123.9

Retained earnings                                                 1,240.4       4,150.3

Treasury stock, at cost:
    4,143,124 shares in 1997 and 101,876,325 in 1996               (157.3)     (2,903.4)

Currency translation adjustment                                    (281.9)       (166.3)
---------------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY                                      997.5       1,282.4
---------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $4,877.6      $5,050.0
=======================================================================================

Refer to Notes to Consolidated Financial Statements.

Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31,

==========================================================================================================
(millions)                                                                1997          1996         1995
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                              $546.0       $531.0       $490.3
Items in net earnings not requiring (providing) cash:
 Depreciation and amortization                                             287.3        251.5        258.8
 Deferred income taxes                                                      38.5         58.0        (78.7)
 Non-recurring charges, net of cash paid                                   133.8         90.6        385.3
 Other                                                                       9.5         14.5          9.1
Pension and other postretirement benefit contributions                    (114.5)      (156.8)       (74.5)
Changes in operating assets and liabilities                                (20.8)       (77.3)        50.7
----------------------------------------------------------------------------------------------------------
 NET CASH PROVIDED BY OPERATING ACTIVITIES                                 879.8        711.5      1,041.0
----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to properties                                                   (312.4)      (307.3)      (315.7)
Acquisitions of businesses                                                 (25.4)      (505.2)        --
Property disposals                                                           5.9         11.6          6.3
Other                                                                        2.6         14.1           .5
----------------------------------------------------------------------------------------------------------
 NET CASH USED IN INVESTING ACTIVITIES                                    (329.3)      (786.8)      (308.9)
----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net issuances (reductions) of notes payable, with maturities
 less than or equal to 90 days                                            (374.7)       906.6        (86.8)
Issuances of notes payable, with maturities greater than 90 days             4.8        137.0         --
Reductions of notes payable, with maturities greater than 90 days          (14.1)       (79.0)        --
Issuances of long-term debt                                              1,000.0         --           --
Reductions of long-term debt                                              (507.9)        (3.4)         (.4)
Net issuances of common stock                                               70.7         12.2         31.2
Common stock repurchases                                                  (426.0)      (535.7)      (374.7)
Cash dividends                                                            (360.1)      (343.7)      (328.5)
----------------------------------------------------------------------------------------------------------
 NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      (607.3)        94.0       (759.2)
----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                    (13.8)         3.2        (17.3)
----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                           (70.6)        21.9        (44.4)
Cash and cash equivalents at beginning of year                             243.8        221.9        266.3
----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $173.2       $243.8       $221.9
==========================================================================================================

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

NET EARNINGS PER SHARE

Basic net earnings per share is determined by dividing net earnings by the weighted average number of common shares outstanding during the period. Weighted average shares outstanding, in millions, were 414.1, 424.9, and 438.3 for the years 1997, 1996, and 1995, respectively. Diluted net earnings per share is similarly determined except that the denominator is increased to include the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued. Dilutive potential common shares are principally comprised of employee stock options issued by the Company and had an insignificant impact on the computation of diluted net earnings per share during the periods presented.

CHANGE IN ACCOUNTING PRINCIPLE
On November 20, 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board reached a consensus in EITF 97-13 that the costs of business process reengineering activities are to be expensed as incurred. This consensus also applies to business process reengineering activities that are part of an information technology project. Beginning in 1996, the Company has undertaken an Enterprise Business Applications (EBA) initiative that combines design and installation of business processes and software packages to achieve global best practices. Under the EBA initiative, the Company had capitalized certain external costs associated with business process reengineering activities as part of the software asset. EITF Issue 97-13 prescribes that previously capitalized business process reengineering costs should be expensed and reported as a cumulative effect of a change in accounting principle. Accordingly, for the fourth quarter of 1997, the Company reported a charge of $18.0 million (net of tax benefit of $7.7 million) or $.04 per share for write-off of business process reengineering costs. Such costs were expensed as incurred during the fourth quarter of 1997 and were insignificant.

COMMON STOCK SPLIT
On August 1, 1997, the Company's Board of Directors approved a 2-for-1 stock split to shareholders of record at the close of business August 8, 1997, effective August 22, 1997, and also authorized retirement of 105.3 million common shares (pre-split) held in treasury. All per share and shares outstanding data in the Consolidated Statement of Earnings and Notes to Consolidated Financial Statements have been retroactively restated to reflect the stock split.

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

NOTE 2 ACQUISITION

On December 16, 1996, the Company purchased certain assets and liabilities of the Lender's Bagels business from Kraft Foods, Inc. for $466 million in cash, including related acquisition costs. The acquisition was accounted for as a purchase. The assets and liabilities of the acquired business are included in the consolidated balance sheet as of December 31, 1996. The results of Lender's operations from the date of the acquisition to December 31, 1996, were not significant. The acquisition was initially financed through commercial paper borrowings that were replaced with long-term debt in January 1997.

The components of intangible assets included in the allocation of purchase price, along with the related straight-line amortization periods, were:


================================================================================
                                                       Amount    Amortization
                                                     (millions)  period (yrs.)
--------------------------------------------------------------------------------
Trademarks and tradenames                            $  150.0         40
Non-compete covenants                                    20.0          5
Goodwill                                                179.0         40
--------------------------------------------------------------------------------
Total                                                $  349.0
================================================================================


The unaudited pro forma combined historical results, as if the Lender's Bagels business had been acquired at the beginning of fiscal 1996 and 1995, respectively, are estimated to be:

==================================================================================
(millions, except per share data)                       1996                  1995
----------------------------------------------------------------------------------
Net sales                                           $   6,873.1        $   7,219.4
Net earnings                                        $     524.3        $     489.3
Net earnings per share                              $      1.23        $      1.12
==================================================================================

The pro forma results include amortization of the intangibles presented above and interest expense on debt presumed issued to finance the purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each of the fiscal periods presented, nor are they necessarily indicative of future consolidated results.


NOTE 3 NON-RECURRING CHARGES

Operating profit for 1997 includes non-recurring charges of $184.1 million ($140.5 million after tax or $.34 per share), comprised of $161.1 million for streamlining initiatives and $23.0 million for asset impairment losses.

Operating profit for 1996 includes non-recurring charges of $136.1 million ($97.8 million after tax or $.23 per share), comprised of $121.1 million for streamlining initiatives and $15.0 million for potential settlement of certain litigation.

Operating profit for 1995 includes non-recurring charges of $421.8 million ($271.3 million after tax or $.62 per share), comprised of $348.0 million for streamlining initiatives and $73.8 million for asset impairment losses.

STREAMLINING INITIATIVES
From 1995 to the present, management has commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure and move toward a global business model. The incremental costs of these programs have been reported throughout 1995-1997 as non-recurring charges.

The 1997 charges for streamlining initiatives relate principally to management's plan to optimize the Company's pan-European operations, as well as ongoing productivity programs in the United States and Australia. A major component of the pan-European initiatives was the late-1997 closing of plants and separation of employees in Riga, Latvia; Svendborg, Denmark; and Verola, Italy. Approximately 50% of the total 1997 streamlining charges consist of manufacturing asset write-downs, with the balance comprised of current and anticipated cash outlays for employee separation benefits, equipment removal, production redeployment, associated management consulting, and similar costs. Principally related to the pan-European initiatives, streamlining programs commenced in 1997 will result in employee headcount reductions of approximately
600. Total cash outlays during 1997 for streamlining initiatives were approximately $85 million.

The 1996 and 1995 charges for streamlining initiatives result from management's actions to consolidate and reorganize operations in the United States, Europe, and other international locations. Cash outlays for streamlining initiatives were approximately $120 million in 1996 and $40 million in 1995. The streamlining programs commenced since 1995, including the aforementioned pan-European initiatives, are expected to result in the elimination of approximately 3,000 employee positions by the end of 1998, with approximately 90% of this headcount reduction already achieved.

The components of the streamlining charges, as well as reserve balances remaining at December 31, 1997, 1996, and 1995, were:



===============================================================================================================================
                                                 Employee
                                               retirement &
                                                severance         Asset             Asset             Other
(millions)                                     benefits (a)      write-offs        removal            costs              Total
-------------------------------------------------------------------------------------------------------------------------------
1995 streamlining charges                        $183.6            $106.5            $39.5             $18.4             $348.0
Amounts utilized during 1995                     (126.1)           (106.5)            (3.0)            (18.4)            (254.0)
-------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1995                             57.5             ---               36.5             ---                 94.0
1996 streamlining charges (b)                      31.4              37.5             13.5              38.7              121.1
Amounts utilized during 1996                      (65.0)            (37.5)           (19.6)            (38.7)            (160.8)
-------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1996                             23.9             ---               30.4             ---                 54.3
1997 streamlining charges                          22.4              78.1             19.3              41.3              161.1
Amounts utilized during 1997                      (22.7)            (78.1)           (21.4)            (41.3)            (163.5)
-------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1997                            $23.6         $   ---              $28.3         $   ---                $51.9
===============================================================================================================================

(a) Includes approximately $100 and $5 of pension and postretirement health care curtailment losses and special termination benefits recognized in 1995 and 1996, respectively. (Refer to Notes 8 and 9.)

(b) Includes $23 of reversals of prior-year reserves due to lower than expected employee severance payments and asset removal costs, and other favorable factors.

OTHER
In addition to the non-recurring charges reported for streamlining initiatives, the Company incurred charges for the following unusual items:

o During 1997, asset impairment losses of $23.0 million, which resulted from evaluation of the Company's ability to recover components of its investments, based on management's ongoing strategic assessment of local conditions, in the emerging markets of Asia-Pacific.

o During 1996, a provision of $15.0 million for the potential settlement of certain litigation.

o During 1995, asset impairment losses of $73.8 million which resulted from the evaluation of the Company's ability to recover asset costs given changes in local market conditions, sourcing of products, and other strategic factors in its North American and Asia-Pacific operations.

NOTE 4 OTHER INCOME AND EXPENSE

Other income and expense includes non-operating items such as interest income, foreign exchange gains and losses, and charitable donations.

Other expense for 1996 includes a charge of $35.0 million ($22.3 million after tax or $.05 per share) for a contribution to the Kellogg's Corporate Citizenship Fund, a private trust established for charitable donations. This contribution is expected to satisfy the charitable-giving plans of this trust through the year 2000.

NOTE 5 LEASES

Operating leases are generally for equipment and warehouse space. Rent expense on all operating leases was $38.6 million in 1997, $37.9 million in 1996, and $32.0 million in 1995. At December 31, 1997, future minimum annual rental commitments under non-cancelable operating leases totaled $68 million consisting of (in millions): 1998- $17; 1999-$12; 2000-$9; 2001-$8; 2002-$7; 2003 and
beyond-$15.

NOTE 6 DEBT

Notes payable consist principally of commercial paper borrowings in the United States at the highest credit rating available and, to a lesser extent, bank loans of foreign subsidiaries at competitive market rates. U.S. borrowings at December 31, 1997 (including $400 million classified in long-term debt, as discussed in (f) below), were $744.2 million with an effective interest rate of 5.7%. U.S. borrowings at December 31, 1996 (including $500 million classified in long-term debt, as discussed in (f) below), were $1.12 billion with an effective interest rate of 5.4%. Associated with these borrowings, during September 1997, the Company purchased a $225 million notional, four-year fixed interest rate cap. Under the terms of the cap, if the Federal Reserve AA composite rate on 30-day commercial paper increases to 6.33%, the Company will pay this fixed rate on $225 million of its commercial paper borrowings. If the rate increases to 7.83% or above, the cap will expire. As of year-end 1997, the rate was 5.65%. At December 31, 1997, the Company had $775.1 million of short-term lines of credit, of which $749.4 million were unused and available for borrowing on an unsecured basis.

Long-term debt at year-end consisted of:

==========================================================================================
(millions)                                                      1997                  1996
------------------------------------------------------------------------------------------
(a)    Seven-Year Notes due 2004                                $500.0              $  --
(b)    Four-Year Notes due 2001                                  500.0                 --
(c)    Five-Year Notes due 1998                                  200.0              200.0
(d)    Three-Year Notes due 1997                                    --              200.0
(e)    Five-Year Notes due 1997                                     --              299.9
(f)    Commercial paper                                          400.0              500.0
       Other                                                      26.6               28.0
-----------------------------------------------------------------------------------------
                                                               1,626.6            1,227.9
       Less current maturities                                  (211.2)            (501.2)
-----------------------------------------------------------------------------------------
       Balance, December 31                                   $1,415.4             $726.7
=========================================================================================


(a) In January 1997, the Company issued $500 of seven-year 6.625% fixed rate Euro Dollar Notes. In conjunction with this issuance, the Company settled $500 notional amount of interest rate forward swap agreements, which effectively fixed the interest rate on the debt at 6.354%. Associated with this debt, during September 1997, the Company entered into a $225 notional, 4 1/2-year fixed-to-floating interest rate swap, indexed to the three-month London Interbank Offered Rate (LIBOR). Under the terms of the swap, if three-month LIBOR decreases to 4.71% or below, the swap will expire. At year-end 1997, three-month LIBOR was 5.81%.

(b) In August 1997, the Company issued $500 of four-year 6.125% Euro Dollar Notes. In conjunction with this issuance, the Company settled $400 notional amount of interest rate forward swap agreements which effectively fixed the interest rate on the debt at 6.4%. Associated with this debt, during September 1997, the Company entered into a $200 notional, four-year fixed-to-floating interest rate swap, indexed to three-month LIBOR.

(c) In October 1993, the Company issued $200 of five-year 6.25% Euro Canadian Dollar Notes which were swapped into 4.629% fixed rate U.S. Dollar obligations for the duration of the five-year term.

(d) In September 1994, the Company issued $200 of three-year debt consisting of both 8.125% Euro Canadian Dollar Secured Notes and 5.25% Swiss Franc Secured Notes. These Notes were swapped into U.S. Dollar obligations, with a variable rate indexed to the Federal Reserve AA composite rate on 30-day commercial paper, for the duration of the three-year term.

(e) In July 1992, the Company issued $300 of five-year 5.9% U.S. Dollar obligations.

(f) At December 31, 1997, $400 of the Company's commercial paper was classified as long-term, based on the Company's intent and ability to refinance as evidenced by an issuance of $400 of three-year 5.75% fixed rate U.S. Dollar Notes on February 4, 1998. These Notes were issued under an existing "shelf registration" with the Securities and Exchange Commission, and provide an option to holders to extend the obligation for an additional four years at a predetermined interest rate of 5.63% plus the Company's then-current credit spread. Concurrent with this issuance, the Company entered into a $400 notional, three-year fixed-to-floating interest rate swap, indexed to the Federal Reserve AA composite rate on 30-day commercial paper.

      At December 31, 1996, $500 of the Company's commercial paper was classified as long-term, based on the Company's intent and ability to refinance as evidenced by the issuance described in (a) above.

The $200 million of five-year notes will mature during the fourth quarter of 1998 and are classified in current maturities as of December 31, 1997. Management currently intends to replace these borrowings with new long-term debt issuances as of the maturity date and, as of year-end 1997, had entered into $25 million notional amount of interest rate forward swap agreements to pay fixed and receive variable interest, effectively fixing the U.S. Treasury rate on which an equivalent amount of future issuances would be priced.

Scheduled principal repayments on long-term debt are (in millions): 1998-$211; 1999-$2; 2000-$1; 2001-$901; 2002-$5; 2003 and beyond-$507.

Interest paid was $85 million for 1997 and approximated interest expense for 1996 and 1995. Interest expense capitalized as part of the construction cost of fixed assets was (in millions): 1997- $9.6; 1996- $3.8; 1995-$7.2.

NOTE 7 STOCK OPTIONS

The Key Employee Long-Term Incentive Plan provides for benefits to be awarded to executive-level employees in the form of stock options, performance shares, performance units, incentive stock options, restricted stock grants, and other stock-based awards. Options granted under this plan generally vest over two years and, prior to September 1997, vested at the date of grant. The Bonus Replacement Stock Option Plan allows certain key executives to receive stock options that generally vest immediately in lieu of part or all of their respective bonus. Options granted under this plan are issued from the Key Employee Long-Term Incentive Plan. The Kellogg Employee Stock Ownership Plan is designed to offer stock and other incentive awards based on Company performance to employees who are not eligible to participate in the Key Employee Long-Term Incentive Plan or the Bonus Replacement Stock Option Plan. Options awarded under the Kellogg Employee Stock Ownership Plan are subject to graded vesting over a five-year period. Under these plans (the "stock option plans"), options are granted with exercise prices equal to the fair market value of the Company's common stock at the time of grant, exercisable for a 10-year period following the date of grant, subject to vesting rules.

The Key Employee Long-Term Incentive Plan contains an accelerated ownership feature ("AOF"). An AOF option is granted when Company stock is surrendered to pay the exercise price of a stock option. The holder of the option is granted an AOF option for the number of shares surrendered. For all AOF options, the original expiration date is not changed but the options vest immediately.

As permitted by SFAS #123 "Accounting for Stock-Based Compensation," the Company has elected to account for the stock option plans under APB #25 "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for these plans.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the stock option plans been determined based on the fair value at the grant date consistent with SFAS #123, the Company's net earnings and earnings per share for employee stock options granted after December 31, 1994, are estimated as follows:

-----------------------------------------------------------------------------------------------------------------------------------
(millions, except per share data)                                         1997               1996           1995
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings
     As reported                                                          $546.0             $531.0           $490.3
     Pro forma                                                            $520.8             $514.1           $476.4
Net earnings per share (basic and diluted)
     As reported                                                          $ 1.32             $ 1.25           $ 1.12
     Pro forma                                                            $ 1.26             $ 1.21           $ 1.09
-----------------------------------------------------------------------------------------------------------------------------------


The fair value of each option grant was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  1997        1996       1995
-----------------------------------------------------------------------------------------------------------------------------------
Risk-free interest rate                                                            6.31%       6.16%      6.89%
Dividend yield                                                                     1.97%       2.30%      2.30%
Volatility                                                                        19.83%      19.16%     21.45%
Average expected term (years)                                                      3.52        3.34       3.02
Fair value of options granted                                                     $7.48       $6.32      $5.47
-----------------------------------------------------------------------------------------------------------------------------------

Under the Key Employee Long-Term Incentive Plan, options for 13.2 million and
15.5 million shares were available for grant at December 31, 1997 and 1996, respectively. Under the Kellogg Employee Stock Ownership Plan, options for 6.9 million and 8.3 million shares were available for grant at December 31, 1997 and 1996, respectively. Transactions under these plans were:

===================================================================================================================================
(millions, except per share data)                                                  1997        1996       1995
-----------------------------------------------------------------------------------------------------------------------------------
Under option, January 1                                                           11.2         8.4         7.6
   Granted                                                                         6.0         5.2         4.8
   Exercised                                                                      (4.5)       (2.1)       (3.8)
   Cancelled                                                                       (.3)        (.3)        (.2)
-----------------------------------------------------------------------------------------------------------------------------------
Under option, December 31                                                         12.4       11.2          8.4
-----------------------------------------------------------------------------------------------------------------------------------
Exercisable, December 31                                                           8.1        7.6          6.1
-----------------------------------------------------------------------------------------------------------------------------------
Shares available, December 31,
   for options that may be granted                                                20.1       23.8         27.4
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                   Average prices per share
                                                                                   ------------------------
Under option, January 1                                                            $33        $30          $28
   Granted                                                                          36         38           31
   Exercised                                                                        33         30           28
   Cancelled                                                                        34         30           27
-----------------------------------------------------------------------------------------------------------------------------------
Under option, December 31                                                          $35        $33          $30
-----------------------------------------------------------------------------------------------------------------------------------
Exercisable, December 31                                                           $36        $35          $31
===================================================================================================================================

Employee stock options outstanding and exercisable under these plans as of December 31, 1997, were:

=================================================================================
(millions, except                  Outstanding                Exercisable
per share data)     ---------------------------------  --------------------------
                                        Weighted
                              Weighted   average                        Weighted
     Range of                 average   remaining                        average
     exercise      Number     exercise  contractual         Number       exercise
      prices     of options    price    life (yrs.)        of options     price
-----------------------------------------------------  --------------------------
     $15 - 34        6.4        $ 31       8.0               3.4           $ 31
      35 - 39        4.7          38       8.3               3.4             38
      40 - 44         .7          44       9.8                .7             44
      45 - 50         .6          48       9.7                .6             48
-----------------------------------------------------  --------------------------
                    12.4                                     8.1
=================================================================================

NOTE 8 PENSION BENEFITS

The Company has a number of U.S. and foreign pension plans to provide retirement benefits for its employees. Benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments. Investment in Company common stock represented 4.2% and 6.8% of consolidated plan assets at December 31, 1997, and 1996, respectively.

The components of pension expense were:

================================================================================================
(millions)                                                 1997           1996            1995
------------------------------------------------------------------------------------------------
Service cost                                               $29.9           $27.6           $27.4
Interest cost                                               79.6            72.8            66.0
Actual return on plan assets                              (210.4)         (102.8)         (163.3)
Net amortization and deferral                              118.0            19.7           100.3
Curtailment loss and special
    termination benefits expense                              -              4.0            77.7
------------------------------------------------------------------------------------------------
Pension expense - Company plans                             17.1            21.3           108.1
Pension expense - multiemployer plans                        1.9             2.0             1.8
------------------------------------------------------------------------------------------------
Total pension expense                                      $19.0           $23.3          $109.9
================================================================================================

The worldwide weighted average actuarial assumptions were:

===============================================================================================================
                                                                           1997            1996            1995
---------------------------------------------------------------------------------------------------------------
Discount rate                                                              7.6%            7.9%            7.5%
Long-term rate of compensation increase                                    4.9%            5.2%            5.1%
Long-term rate of return on plan assets                                   10.5%           10.5%            9.6%
===============================================================================================================

Reconciliation of funded status of the plans at year-end was:

==============================================================================================================
                                                              Underfunded                      Overfunded
(millions)                                                1997            1996            1997            1996
--------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation:
    Nonvested                                            $ 6.6           $ 6.0          $ 60.0          $ 46.9
    Vested                                                62.5            41.5           926.3           845.2
--------------------------------------------------------------------------------------------------------------
Total                                                     69.1            47.5           986.3           892.1
Projected salary increases                                18.0            17.4            60.0            79.3
--------------------------------------------------------------------------------------------------------------
Projected benefit obligation                              87.1            64.9         1,046.3           971.4
Plan assets at fair value                                 15.4               -         1,193.6         1,048.7
--------------------------------------------------------------------------------------------------------------
Assets (less) greater than
  projected benefit obligation                           (71.7)          (64.9)          147.3            77.3
Unrecognized net (gain) loss                              14.4            15.0            (7.0)           28.8
Unrecognized transition amount                             2.6            (2.8)            1.8              .6
Unrecognized prior service cost                            3.9             3.4            43.3            49.3
Minimum liability adjustment                             (10.7)           (5.7)              -               -
--------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension                               ($61.5)         ($55.0)         $185.4          $156.0
==============================================================================================================

Curtailment losses and special termination benefits expense recognized in 1996 and 1995 relate to operational workforce reduction initiatives undertaken during these years and are recorded as a component of non-recurring charges. (Refer to Note 3 for further information.)

The amount of intangible assets related to underfunded pension plans was $10.7 million and $5.7 million at year-end 1997 and 1996, respectively. All gains and losses, other than curtailment losses, are recognized over the average remaining service period of active employees.

Certain of the Company's subsidiaries sponsor 401(k) or similar savings plans for active employees. Expense related to these plans was (in millions):
1997-$16; 1996-$17; 1995-$18.

NOTE 9 NONPENSION POSTRETIREMENT BENEFITS

Certain of the Company's North American subsidiaries provide health care and other benefits to substantially all retired employees, their covered dependents, and beneficiaries. Generally, employees are eligible for these benefits when one of the following service/age requirements is met: 30 years and any age; 20 years and age 55; 5 years and age 62.

Components of postretirement benefit expense were:

============================================================================================================================
(millions)                                                                             1997            1996          1995
----------------------------------------------------------------------------------------------------------------------------
Service cost                                                                          $  9.6           $11.2         $11.8
Interest cost                                                                           37.2            40.2          41.5
Actual return on plan assets                                                           (23.0)              -             -
Net amortization and deferral                                                            2.9              .3           (.6)
Curtailment loss                                                                           -             1.0          26.3
----------------------------------------------------------------------------------------------------------------------------
Postretirement benefit expense                                                        $ 26.7           $52.7         $79.0
----------------------------------------------------------------------------------------------------------------------------
Discount rate used for accumulated benefit obligation                                   7.25%           7.75%         7.25%
============================================================================================================================

The assumed health care cost trend rate was 7.0% for 1997, decreasing gradually to 4.5% by the year 2003 and remaining at that level thereafter. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline. Increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by $63.5 million and postretirement benefit expense for 1997 by $6.8 million. All gains and losses, other than curtailment losses, are recognized over the average remaining service period of active plan participants. Curtailment losses recognized in 1996 and 1995 relate to operational workforce reduction initiatives undertaken during these years and were recorded as a component of non-recurring charges. (Refer to Note 3 for further information.) Since December 1996, the Company has contributed to a voluntary employee benefit association (VEBA) trust for funding of its nonpension postretirement benefit obligations. Plan assets consist primarily of equity securities with smaller holdings of bonds.

The accrued postretirement benefit cost included in the balance sheet at year-end was:

============================================================================================================
(millions)                                                                            1997            1996
------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation:
    Retirees                                                                          $347.4          $305.9
    Active plan participants                                                           175.9           188.2
------------------------------------------------------------------------------------------------------------
                                                                                       523.3           494.1
Plan assets at fair value                                                             (150.7)          (81.0)
------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation greater than assets                                     372.6           413.1
Unrecognized experience gain                                                            86.5            95.1
Unrecognized prior service adjustments                                                   8.1             8.6
------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost                                                   $467.2          $516.8
============================================================================================================

NOTE 10 INCOME TAXES

Earnings before income taxes and cumulative effect of accounting change, and the provision for U.S. federal, state, and foreign taxes on these earnings, were:

=================================================================================================================
(millions)                                                                1997            1996             1995
-----------------------------------------------------------------------------------------------------------------
Earnings before income taxes
and cumulative effect of accounting change:
     United States                                                        $576.4          $516.7           $430.9
     Foreign                                                               328.1           343.2            365.1
-----------------------------------------------------------------------------------------------------------------
                                                                          $904.5          $859.9           $796.0
=================================================================================================================
Income taxes:
     Currently payable:
     Federal                                                              $129.4          $130.6           $205.2
     State                                                                  29.6            21.9             34.7
     Foreign                                                               143.0           118.4            144.5
-----------------------------------------------------------------------------------------------------------------
                                                                           302.0           270.9            384.4
-----------------------------------------------------------------------------------------------------------------
     Deferred:
     Federal                                                                50.2            45.7            (81.0)
     State                                                                   4.0            11.4            (10.7)
     Foreign                                                               (15.7)             .9             13.0
-----------------------------------------------------------------------------------------------------------------
                                                                            38.5            58.0            (78.7)
-----------------------------------------------------------------------------------------------------------------
Total income taxes                                                        $340.5          $328.9           $305.7
=================================================================================================================


The difference between the U.S. federal statutory tax rate and the Company's effective rate was:

==============================================================================================================
                                                                        1997            1996             1995
--------------------------------------------------------------------------------------------------------------
U.S. statutory rate                                                     35.0%           35.0%             35.0%
Foreign rates varying from 35%                                            .1              .7                .2
State income taxes,
   net of federal benefit                                                2.4             2.5               2.0
Net change in valuation allowance                                        1.6             (.1)              1.9
Statutory rate changes,
   deferred tax impact                                                   (.5)              -                .4
Other                                                                   (1.0)             .1              (1.1)
--------------------------------------------------------------------------------------------------------------
Effective income tax rate                                               37.6%           38.2%             38.4%
==============================================================================================================


The 1997 increase in valuation allowance on deferred tax assets and corresponding impact on the effective income tax rate, as presented above, primarily result from management's assessment of the Company's ability to utilize certain operating loss and tax credit carryforwards. Total tax benefits of carryforwards at year-end 1997 were $30.4 million and principally expire after the year 2002.

The 1995 increase in valuation allowance on deferred tax assets and corresponding impact on the effective income tax rate, as presented above, primarily relate to asset impairment losses recorded as non-recurring charges (refer to Note 3) for which no tax benefit was provided, based on management's assessment of the likelihood of recovering such benefit in future years.

The deferred tax assets and liabilities included in the balance sheet at year-end were:

====================================================================================================================================
                                                                     Deferred tax assets          Deferred tax liabilities
(millions)                                                          1997            1996             1997            1996
------------------------------------------------------------------------------------------------------------------------------------
Current:
    Promotion and advertising                                        $65.0           $78.4            $10.5            $6.7
    Wages and payroll taxes                                           13.8            13.8               -               -
    Health and postretirement benefits                                15.7            17.2              2.4             6.3
    State taxes                                                        8.1             8.6               -               -
    Operating loss and credit carryforwards                            2.1             0.1               -               -
    Other                                                             24.2            23.4             12.3            23.3
------------------------------------------------------------------------------------------------------------------------------------
                                                                     128.9           141.5             25.2            36.3
      Less valuation allowance                                        (4.1)           (2.5)              -               -
------------------------------------------------------------------------------------------------------------------------------------
                                                                     124.8           139.0             25.2            36.3
====================================================================================================================================

Noncurrent:
    Depreciation and asset disposals                                  18.8            25.6            326.0           337.0
    Health and postretirement benefits                               163.5           179.6             56.2            43.0
    Capitalized interest                                               3.5             3.3             32.3            31.5
    State taxes                                                         -              0.9              2.6              -
    Operating loss and credit carryforwards                           28.3             1.4               -               -
    Other                                                             26.6            26.3              5.8              .7
------------------------------------------------------------------------------------------------------------------------------------
                                                                     240.7           237.1            422.9           412.2
      Less valuation allowance                                       (41.8)          (29.1)              -               -
------------------------------------------------------------------------------------------------------------------------------------
                                                                     198.9           208.0            422.9           412.2
------------------------------------------------------------------------------------------------------------------------------------

Total deferred taxes                                                $323.7          $347.0           $448.1          $448.5
====================================================================================================================================

At December 31, 1997, foreign subsidiary earnings of $1.3 billion were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on these earnings. Foreign withholding taxes of approximately $64 million would be payable upon remittance of these earnings. Subject to certain limitations, the withholding taxes would then be available for use as credits against the U.S. tax liability.

Cash paid for income taxes was (in millions): 1997-$332; 1996-$281; 1995-$404.


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

The Company is exposed to certain market risks which exist as a part of its ongoing business operations and uses derivative financial and commodity instruments, where appropriate, to manage these risks. In general, instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. Deferred gains or losses related to any instrument 1) designated but ineffective as a hedge of existing assets, liabilities, or firm commitments, or
2) designated as a hedge of an anticipated transaction which is no longer likely to occur, are recognized immediately in the statement of earnings.

For all derivative financial and commodity instruments held by the Company, changes in fair values of these instruments and the resultant impact on the Company's cash flows and/or earnings would generally be offset by changes in value of underlying exposures. The impact on the Company's results and financial position of holding derivative financial and commodity instruments was insignificant during the periods presented.

FOREIGN EXCHANGE RISK
The Company is exposed to fluctuations in foreign currency cash flows primarily related to third party purchases, intercompany product shipments, and intercompany loans. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars.

The Company assesses foreign currency risk based on transactional cash flows and enters into forward contracts of generally less than twelve months duration to reduce fluctuations in net long or short currency positions. Foreign currency contracts are marked-to-market with net amounts due to or from counterparties recorded in accounts receivable or payable. For contracts hedging firm commitments, mark-to-market gains and losses are deferred and recognized as adjustments to the basis of the transaction. For contracts hedging subsidiary investments, mark-to-market gains and losses are recorded in the currency translation adjustment component of shareholders' equity. For all other contracts, mark-to-market gains and losses are recognized currently in other income or expense.

The notional amounts of open forward contracts were $143.2 million and $80.0 million at December 31, 1997, and 1996, respectively. Refer to Supplemental Financial Information on page 33 for further information regarding these contracts.

INTEREST RATE RISK
The Company is exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing issuances of variable rate debt. The Company uses interest rate caps, and currency and interest rate swaps, including forward swaps, to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

Interest rate forward swaps are marked-to-market with net amounts due to or from counterparties recorded in interest receivable or payable. Mark-to-market gains and losses are deferred and recognized over the life of the debt issue as a component of interest expense. For other caps and swaps entered into concurrently with the debt issue, the interest or currency differential to be paid or received on the instrument is recognized in the statement of earnings as incurred, as a component of interest expense. If a position were to be terminated prior to maturity, the gain or loss realized upon termination would be deferred and amortized to interest expense over the remaining term of the underlying debt issue or would be recognized immediately if the underlying debt issue was settled prior to maturity.

The notional amounts of currency and interest rate swaps were $875.0 million and $1.05 billion at December 31, 1997, and 1996, respectively. Refer to Note 6 and Supplemental Financial Information on page 33 for further information regarding these swaps.

PRICE RISK
The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. The Company uses the combination of long cash positions with vendors, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year. Commodity contracts are marked-to-market with net amounts due to or from brokers recorded in accounts receivable or payable. Mark-to-market gains and losses are deferred and recognized as adjustments to the basis of the underlying material purchases.

CREDIT RISK CONCENTRATION
The Company is exposed to credit loss in the event of nonperformance by counterparties on derivative financial and commodity contracts. This credit loss is limited to the cost of replacing these contracts at current market rates. Management believes that the probability of such loss is remote.

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

NOTE 12 QUARTERLY FINANCIAL DATA (UNAUDITED)

====================================================================================================================================
(millions, except                                    Net sales                                       Gross profit
per share data)                                1997            1996                             1997              1996
------------------------------------------------------------------------------------------------------------------------------------
First                                         $1,688.9          $1,785.9                        $860.9                 $995.5
Second                                         1,719.7           1,651.4                         908.9                  876.2
Third                                          1,803.8           1,681.6                         944.4                  865.6
Fourth                                         1,617.7           1,557.7                         845.8                  816.4
------------------------------------------------------------------------------------------------------------------------------------
                                              $6,830.1          $6,676.6                      $3,560.0               $3,553.7
====================================================================================================================================


                                                  Earnings before                            Earnings per share
                                                cumulative effect of                      before cumulative effect
                                               accounting change (a)                    of accounting change (a)(b)
                                               1997            1996                          1997           1996
------------------------------------------------------------------------------------------------------------------------------------
First                                          $160.6         $206.1                          $ .38         $ .48
Second                                          163.6           78.1                            .39           .18
Third                                           207.2          159.5                            .50           .38
Fourth                                           32.6           87.3                            .08           .21
------------------------------------------------------------------------------------------------------------------------------------
                                               $564.0         $531.0
====================================================================================================================================


                                                  Net earnings (a)                      Net earnings per share (a)(b)
                                               1997            1996                         1997          1996
------------------------------------------------------------------------------------------------------------------------------------
First                                           $160.6         $206.1                         $ .38         $ .48
Second                                           163.6           78.1                           .39           .18
Third                                            207.2          159.5                           .50           .38
Fourth                                            14.6           87.3                           .04           .21
====================================================================================================================================
                                                $546.0         $531.0
====================================================================================================================================

(a) The quarterly results of 1997 and 1996 include the following non-recurring charges, other unusual items and cumulative effect of accounting change. (Refer to Notes 1, 3 and 4 for further information.)

====================================================================================================================================
                                                                   Earnings                   Earnings per share
                                                             1997            1996              1997         1996
------------------------------------------------------------------------------------------------------------------------------------
Non-recurring charges and other unusual items:
     First                                                    $     -         ($6.1)            $     -       ($.01)
     Second                                                       (8.0)       (16.9)               (.02)       (.04)
     Third                                                        (6.6)       (21.3)               (.02)       (.05)
     Fourth                                                     (125.9)       (75.8)               (.31)       (.18)
------------------------------------------------------------------------------------------------------------------------------------
Earnings before cumulative
effect of accounting change                                     (140.5)      (120.1)

Cumulative effect of accounting change -Fourth                   (18.0)          -                 (.04)          -
====================================================================================================================================
Net earnings                                                   ($158.5)     ($120.1)
====================================================================================================================================

(b) Earnings per share presented represent both basic and diluted earnings per share.

The principal market for trading Kellogg shares is the New York Stock Exchange
(NYSE). The shares are also traded on the Boston, Chicago, Cincinnati, Pacific, and Philadelphia Stock Exchanges. At year-end 1997, the closing price (on the NYSE) was $49 5/8 and there were 25,305 shareholders of record.

Dividends paid and the quarterly price ranges on the NYSE during the last two years were:

====================================================================================================================================
                                                                                    Stock Price
                                                                                    -----------
1997 - QUARTER                                               Dividend           High             Low
------------------------------------------------------------------------------------------------------------------------------------
Fourth                                                       $ .225              $50.38          $40.00
Third                                                          .225               50.38           42.00
Second                                                         .210               43.44           32.00
First                                                          .210               36.38           32.06
====================================================================================================================================
                                                             $ .870

====================================================================================================================================
1996 - Quarter
------------------------------------------------------------------------------------------------------------------------------------
Fourth                                                       $ .210              $34.56          $31.00
Third                                                          .210               38.69           32.81
Second                                                         .195               37.88           33.69
First                                                          .195               40.31           36.25
====================================================================================================================================
                                                             $ .810
====================================================================================================================================

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


====================================================================================================================================
                                                               %                            %                            %
(millions)                                   1997             change        1996           change         1995           change
====================================================================================================================================
NET SALES
====================================================================================================================================
United States                             $3,961.8            +5           $3,779.5           -7          $4,080.3            +6
% of total                                     58%                              57%                            58%
Europe                                     1,702.0            -3            1,749.6           -4           1,829.1            +9
% of total                                     25%                              26%                            26%
Other areas                                1,166.3            +2            1,147.5           +5           1,094.3            +5
% of total                                     17%                              17%                            16%
------------------------------------------------------------------------------------------------------------------------------------
Consolidated                              $6,830.1            +2           $6,676.6           -5          $7,003.7            +7
====================================================================================================================================
OPERATING PROFIT (A)
====================================================================================================================================
United States                               $706.8           +16            $ 611.2          +38            $443.1           -37
% of total                                     70%                              64%                            53%
Europe                                       158.9           -22              204.4          -30             293.6            +2
% of total                                     16%                              21%                            35%
Other areas                                  143.4            --              143.3          +42             100.8           -39
% of total                                     14%                              15%                            12%
------------------------------------------------------------------------------------------------------------------------------------
Consolidated                              $1,009.1            +5            $ 958.9          +14            $837.5           -28
====================================================================================================================================
IDENTIFIABLE ASSETS
====================================================================================================================================
United States                             $2,819.9            +1          $ 2,785.9          +27          $2,194.8            -1
% of total                                     58%                              55%                            50%
Europe                                     1,160.2            -8            1,258.2           -1           1,269.4            -1
% of total                                     24%                              25%                            29%
Other areas                                  882.3            -9              973.3           +5             929.7            -1
% of total                                     18%                              19%                            21%
Corporate assets                              15.2           -53               32.6          +57              20.7            +9
% of total                                      -                                1%                             -
------------------------------------------------------------------------------------------------------------------------------------
Consolidated                              $4,877.6            -3          $ 5,050.0          +14          $4,414.6            -1
====================================================================================================================================


(a) Operating profit includes the following non-recurring charges, by geographic area. (Refer to Note 3 for further information.)


====================================================================================================================================
                                                          1997                            1996                           1995
------------------------------------------------------------------------------------------------------------------------------------
United States                                             ($35.2)                         ($24.1)                       ($325.0)
Europe                                                    (119.1)                          (76.5)                         (38.4)
All other                                                  (29.8)                          (35.5)                         (58.4)
------------------------------------------------------------------------------------------------------------------------------------
Consolidated                                             ($184.1)                        ($136.1)                       ($421.8)
====================================================================================================================================

NOTE 14 SUPPLEMENTAL FINANCIAL STATEMENT DATA

(millions)
===============================================================================================================================
Consolidated Statement of Earnings                             1997                      1996                    1995
-------------------------------------------------------------------------------------------------------------------------------
Research and development expense                              $106.1                     $ 84.3                  $ 72.2
Advertising expense                                           $780.4                     $778.9                  $891.5
===============================================================================================================================


===============================================================================================================================
Consolidated Statement of Cash Flows                           1997                      1996                    1995
-------------------------------------------------------------------------------------------------------------------------------
Accounts receivable                                             $5.1                      $10.9                  ($25.6)
Inventories                                                     (8.1)                     (35.4)                   19.6
Other current assets                                           (11.0)                       (.5)                  (33.7)
Accounts payable                                                (8.7)                     (41.0)                   36.3
Other current liabilities                                        1.9                      (11.3)                   54.1
-------------------------------------------------------------------------------------------------------------------------------
   CHANGES IN OPERATING ASSETS AND LIABILITIES                ($20.8)                    ($77.3)                  $50.7
===============================================================================================================================


===============================================================================================================================
Consolidated Balance Sheet                                                              1997                     1996
-------------------------------------------------------------------------------------------------------------------------------
Raw materials and supplies                                                             $  135.0                $  135.2
Finished goods and materials in process                                                   299.3                   289.7
-------------------------------------------------------------------------------------------------------------------------------
   INVENTORIES                                                                         $  434.3                $  424.9
-------------------------------------------------------------------------------------------------------------------------------

Deferred income taxes                                                                  $  113.4                $  117.9
Prepaid advertising and promotion                                                          95.2                    83.4
Other                                                                                      64.1                    66.3
-------------------------------------------------------------------------------------------------------------------------------
   OTHER CURRENT ASSETS                                                                $  272.7                $  267.6
-------------------------------------------------------------------------------------------------------------------------------

Land                                                                                   $   49.0                $   52.4
Buildings                                                                               1,213.8                 1,226.1
Machinery and equipment                                                                 3,434.7                 3,464.1
Construction in progress                                                                  283.1                   277.5
Accumulated depreciation                                                               (2,207.3)               (2,087.2)
-------------------------------------------------------------------------------------------------------------------------------
   PROPERTY, NET                                                                       $2,773.3                $2,932.9
-------------------------------------------------------------------------------------------------------------------------------

Goodwill                                                                               $  194.3                $  193.7
Other intangibles                                                                         191.2                   186.6
Other                                                                                     251.1                   208.2
-------------------------------------------------------------------------------------------------------------------------------
   OTHER ASSETS                                                                        $  636.6                $  588.5
-------------------------------------------------------------------------------------------------------------------------------

Accrued income taxes                                                                   $   30.5                $   50.5
Accrued salaries and wages                                                                 99.7                    84.6
Accrued advertising and promotion                                                         308.8                   336.8
Other                                                                                     310.5                   238.1
-------------------------------------------------------------------------------------------------------------------------------
   Other current liabilities                                                           $  749.5                $  710.0
-------------------------------------------------------------------------------------------------------------------------------

Nonpension postretirement benefits                                                     $  444.1                $  494.2
Deferred income taxes                                                                     237.7                   226.3
Other                                                                                     125.6                   121.4
-------------------------------------------------------------------------------------------------------------------------------
   Other liabilities                                                                   $  807.4                $  841.9
-------------------------------------------------------------------------------------------------------------------------------
===============================================================================================================================

REPORT OF INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP

To the Shareholders and Board of Directors of Kellogg Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for business process reengineering costs effective October 1, 1997.

Price Waterhouse LLP

Battle Creek, Michigan
January 30, 1998

SUPPLEMENTAL FINANCIAL INFORMATION

QUANTITATIVE & QUALITATIVE DISCLOSURES RELATED TO MARKET RISK
SENSITIVE INSTRUMENTS

The Company is exposed to certain market risks which exist as a part of its ongoing business operations and uses derivative financial and commodity instruments, where appropriate, to manage these risks. The Company, as a matter of policy, does not engage in trading or speculative transactions. Refer to Note 11 within Notes to Consolidated Financial Statements for further information on accounting policies related to derivative financial and commodity instruments.

FOREIGN EXCHANGE RISK
The Company is exposed to fluctuations in foreign currency cash flows related to third party purchases, intercompany product shipments, and intercompany loans. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. Primary exposures include the U.S. Dollar versus functional currencies of the Company's major markets, i.e. British Pound, German Deutchmark, French Franc, Australian Dollar, Canadian Dollar, and Mexican Peso, and in the case of inter-subsidiary transactions, the British Pound versus other European currencies. The Company assesses foreign currency risk based on transactional cash flows and enters into forward contracts of generally less than twelve months duration to reduce fluctuations in net long or short currency positions.

The tables below summarize forward contracts held at year-end 1997. All contracts are valued in U.S. Dollars using year-end 1997 exchange rates, are hedges of anticipated transactions (unless indicated otherwise), and mature in 1998.

=================================================================================================
CONTRACTS TO SELL FOREIGN CURRENCY
-------------------------------------------------------------------------------------------------
CURRENCY             CURRENCY         NOTIONAL VALUE        EXCHANGE RATE            FAIR VALUE
SOLD                 RECEIVED           (MILLIONS)            [FC/1US$]              (MILLIONS)
-------------------------------------------------------------------------------------------------
Belgian Franc      British Pound          $ 11.7                35.19                   $ .5
-------------------------------------------------------------------------------------------------
Swiss Franc      German Deutchmark           3.9                 1.46                    ---
-------------------------------------------------------------------------------------------------
French Franc     German Deutchmark           4.3                 6.08                    ---
-------------------------------------------------------------------------------------------------
French Franc       Danish Kroner              .6                 6.06                    ---
-------------------------------------------------------------------------------------------------
Danish Kroner      British Pound             5.4                 6.67                     .1
-------------------------------------------------------------------------------------------------
Belgian Franc      French Franc              1.0                36.87                    ---
-------------------------------------------------------------------------------------------------
French Franc       British Pound            48.0                 5.70                    2.3
-------------------------------------------------------------------------------------------------
Irish Punt         British Pound            27.4                  .66                    1.7
-------------------------------------------------------------------------------------------------
Spanish Peseta     British Pound             1.3               134.72                     .2
-------------------------------------------------------------------------------------------------
Swedish Kroner     Danish Kroner            16.0                 7.89                     .1
-------------------------------------------------------------------------------------------------
                       Total              $119.6                                        $4.9
=================================================================================================


=======================================================================================================
CONTRACTS TO PURCHASE FOREIGN CURRENCY
-------------------------------------------------------------------------------------------------------
CURRENCY                   CURRENCY         NOTIONAL VALUE        EXCHANGE RATE            FAIR VALUE
PURCHASED                  EXCHANGED        (MILLIONS)              [FC/1US$]              (MILLIONS)
-------------------------------------------------------------------------------------------------------
Swiss Franc (a)          British Pound          $ 4.7                  1.42                   ($.1)
-------------------------------------------------------------------------------------------------------
German Deutchmark (a)    British Pound             .3                  1.72                    ---
-------------------------------------------------------------------------------------------------------
German Deutchmark        British Pound           18.6                  1.71                   ( .8)
-------------------------------------------------------------------------------------------------------
                             Total              $23.6                                         ($.9)
=======================================================================================================


(a) Designated as hedge of firm committment.


INTEREST RATE RISK
The Company is exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing issuances of variable rate debt. Primary exposures include movements in U.S. Treasury rates, London Interbank Offered rates (LIBOR), and commercial paper rates. The Company uses interest rate caps, and currency and interest rate swaps, including forward swaps, to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

The tables below provide information on the Company's significant debt issues and related hedging instruments at year-end 1997. For foreign currency-denominated debt, the information is presented in U.S. Dollar equivalents. Variable interest rates are based on effective rates or implied forward rates as of year-end 1997. Refer to Note 6 within Notes to Consolidated Financial Statements for further information.

========================================================================================================================
SIGNIFICANT DEBT ISSUES
------------------------------------------------------------------------------------------------------------------------
                                                 PRINCIPAL BY YEAR OF MATURITY (MILLIONS)
DEBT                                       ---------------------------------------------------         FAIR VALUE
CHARACTERISTICS                                1998                 2001                2004           (MILLIONS)
------------------------------------------------------------------------------------------------------------------------
Euro Canadian Dollar                           $200.0                                                     $186.6
------------------------------------------------------------------------------------------------------------------------
fixed rate                                     6.25%
========================================================================================================================
Euro Dollar                                                         $500.0                                $502.6
------------------------------------------------------------------------------------------------------------------------
fixed rate                                                          6.125%
------------------------------------------------------------------------------------------------------------------------
effective rate (a)                                                  6.400%
========================================================================================================================
Euro Dollar                                                                              $500.0           $515.3
------------------------------------------------------------------------------------------------------------------------
fixed rate                                                                               6.625%
------------------------------------------------------------------------------------------------------------------------
effective rate (a)                                                                       6.354%
========================================================================================================================
U.S. commercial paper (b)                      $744.2                                                     $744.2
------------------------------------------------------------------------------------------------------------------------
weighted av. variable                          5.74%
========================================================================================================================


(a) Effective fixed interest rate paid, as a result of settlement of forward interest rate swap at date of debt issuance.
(b) $400 million of commercial paper classified in long-term debt as of year-end 1997. Refer to Note 6 within Notes to Consolidated Financial Statements for further information.

==================================================================================================================================
INTEREST & CURRENCY SWAPS & CAPS
----------------------------------------------------------------------------------------------------------------------------------
                                                                 YEAR OF MATURITY (MILLIONS)
INSTRUMENT                                               -------------------------------------------           FAIR VALUE
CHARACTERISTICS                                          1998                  2001              2002           (MILLIONS)
----------------------------------------------------------------------------------------------------------------------------------
                                   Notional amt.        $200.0                                                     ($10.8)
Mixed swap - currency/interest     -----------------------------------------------------------------------------------------------
- pay/receive fixed - hedge of     Pay                US$/4.629%
existing debt issue                -----------------------------------------------------------------------------------------------
                                   Receive             C$/6.250%
==================================================================================================================================
                                   Notional amt.                              $200.0                                 1.3
Interest rate swap - pay           -----------------------------------------------------------------------------------------------
variable/receive fixed - hedge     Pay                                         5.96%
of existing debt issue             -----------------------------------------------------------------------------------------------
                                   Receive                                     6.40%
==================================================================================================================================
                                   Notional amt.                                                $225.0               1.2
Interest rate swap - pay           -----------------------------------------------------------------------------------------------
variable/receive fixed - hedge     Pay                                                          5.600%
of existing debt issue (a)         -----------------------------------------------------------------------------------------------
                                   Receive                                                      6.354%
==================================================================================================================================
                                   Notional amt.         $25.0                                                      ( .1)
Interest rate forward swap -       -----------------------------------------------------------------------------------------------
pay fixed/receive variable -       Pay                  5.8125%
hedge of future debt issue         -----------------------------------------------------------------------------------------------
                                   Receive              5.7730%
==================================================================================================================================
                                   Notional amt.                              $225.0                                ( .4)
Interest rate cap - pay fixed      -----------------------------------------------------------------------------------------------
if 30-day C.P. rate rises to       Strike                                      6.33%
strike rate - hedge of U.S.        -----------------------------------------------------------------------------------------------
commercial paper (b)               Reference                                   5.65%

==================================================================================================================================


(a) Under the terms of this swap, if three-month LIBOR falls to 4.71% or below, the swap will expire. At year-end 1997, three-month LIBOR was 5.81%.
(b) Under the terms of this cap, if the Federal Reserve AA composite rate on 30-day commercial paper increases to 7.83% or above, the cap will expire. At year-end 1997 the rate was 5.65%.

PRICE RISK

The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. Primary exposures include corn, wheat, soybean oil, sugar, and other ingredients for the Company's grain-based convenience foods products. The Company uses the combination of long cash positions with vendors, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year. The fair values of commodity contracts held at year-end 1997 were insignificant, and potential near-term changes in commodity prices are not expected to have a significant impact on the Company's future earnings or cash flows.

For all derivative financial instruments presented in the tables above, changes in fair values of these instruments and the resultant impact on the Company's cash flows and/or earnings would generally be offset by changes in values of underlying transactions and positions. Therefore, it should be noted that the exclusion of certain of the underlying exposures from the tables above may be a limitation in assessing the net market risk of the Company.


33