Form 10-K, Exhibit 13
period 1998-12-31
KELLOGG CO
filed 1999-03-26
CIK 55067

                                                                   EXHIBIT 13.01



Selected Financial Data
(millions, except per share data and number of employees)

--------------------------------------------------------------------------------------------------------------------------
                                                                           (a)(b)
                                                                          Earnings
                                              (a)                          before                          Average
                   Net           %         Operating       %             accounting        %               shares
                  sales       Growth        profit       Growth            change        Growth         outstanding(c)
--------------------------------------------------------------------------------------------------------------------------
  10-year
 compound
growth rate            5%                       1%                             -
   1998         $ 6,762.1       <1%>       $ 895.1       <11%>           $ 502.6         <11%>              407.8
   1997           6,830.1        2         1,009.1        5                564.0           6                414.1
   1996           6,676.6       (5)          958.9        14               531.0           8                424.9
   1995           7,003.7        7           837.5       (28)              490.3         (30)               438.3
   1994           6,562.0        4         1,162.6        16               705.4           4                448.6
   1993           6,295.4        2         1,004.6       (5)               680.7           -                463.0
   1992           6,190.6        7         1,062.8        3                682.8          13                477.7
   1991           5,786.6       12         1,027.9        16               606.0          21                482.4
   1990           5,181.4       11           886.0        21               502.8          19                483.2
   1989           4,651.7        7           732.5       (8)               422.1         (12)               488.4
   1988           4,348.8       15           794.1        15               480.4          21                492.8
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
                                   Per Common Share Data (c)
                  ----------------------------------------------------------
                    (a)(b)                                                                          Net cash
                   Earnings                             (d)                         Net cash       provided by/
                     before                           Price/       Stock          provided by       (used in)        Common
                  accounting      Cash               earnings      price           operating        financing        stock
                   change       dividends             ratio        range           activities       activities     repurchases
-------------------------------------------------------------------------------------------------------------------------------
  10-year
 compound
growth rate             2%             9%
   1998            $ 1.23         $ 0.92               28          $30 - 50         $   719.7       $(358.3)       $ 239.7
   1997              1.36           0.87               36           32 - 50             879.8        (607.3)         426.0
   1996              1.25           0.81               26           31 - 40             711.5          94.0          535.7
   1995              1.12           0.75               34           26 - 40           1,041.0        (759.2)         374.7
   1994              1.57           0.70               18           24 - 30             966.8        (559.5)         327.3
   1993              1.47           0.66               19           23 - 34             800.2        (464.2)         548.1
   1992              1.43           0.60               23           27 - 37             741.9        (422.6)         224.1
   1991              1.26           0.54               26           17 - 33             934.4        (537.7)          83.6
   1990              1.04           0.48               18           14 - 19             819.2        (490.9)          86.9
   1989              0.87           0.43               20           14 - 20             533.5        (143.2)          78.6
   1988              0.98           0.38               16           12 - 17             492.3          52.1           33.6
-------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

                             Return on                  Return on
                  Total       average    Shareholders'   average        Property,      Capital           Depreciation     Long-term
                 assets       assets        equity       equity           net       expenditures      and amortization      debt
------------------------------------------------------------------------------------------------------------------------------------
   1998         $ 5,051.5       10%        $ 889.8       53%           $ 2,888.8      $ 373.9              $ 278.1       $1,614.5
   1997           4,877.6       11           997.5        49             2,773.3        312.4                287.3        1,415.4
   1996           5,050.0       11         1,282.4        37             2,932.9        307.3                251.5          726.7
   1995           4,414.6       11         1,590.9        29             2,784.8        315.7                258.8          717.8
   1994           4,467.3       16         1,807.5        40             2,892.8        354.3                256.1          719.2
   1993           4,237.1       16         1,713.4        37             2,768.4        449.7                265.2          521.6
   1992           4,015.0       11         1,945.2        21             2,662.7        473.6                231.5          314.9
   1991           3,925.8       16         2,159.8        30             2,646.5        333.5                222.8           15.2
   1990           3,749.4       14         1,901.8        28             2,595.4        320.5                200.2          295.6
   1989           3,390.4       14         1,634.4        30             2,406.3        508.7                167.6          371.4
   1988           3,297.9       16         1,483.2        36             2,131.9        538.1                139.7          272.1
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
                        (e)              Pretax
                       Debt to          interest
                       market           coverage          Current       Advertising        R&D        Number of
                    capitalization       (times)          ratio          expense          expense     employees
------------------------------------------------------------------------------------------------------------------
   1998                 16%                7               0.9           $ 695.3       $ 121.9         14,498
   1997                  10                9               0.9             780.4         106.1         14,339
   1996                  14               13               0.7             778.9          84.3         14,511
   1995                   5               12               1.1             891.5          72.2         14,487
   1994                   8               23               1.2             856.9          71.7         15,657
   1993                   7               27               1.0             772.4          59.2         16,151
   1992                   3               33               1.2             782.3          56.7         16,551
   1991                   3               17               0.9             708.3          34.7         17,017
   1990                   7               10               0.9             648.5          38.3         17,239
   1989                  10               10               0.9             611.4          42.9         17,268
   1988                   9               14               0.9             560.9          42.0         17,461
------------------------------------------------------------------------------------------------------------------


(a) Operating profit for 1998 includes non-recurring charges of $70.5 ($46.3 after tax or $.12 per share). Operating profit for 1997 includes non-recurring charges of $184.1 ($140.5 after tax or $.34 per share). Operating profit for 1996 includes non-recurring charges of $136.1 ($97.8 after tax or $.23 per share). Earnings before accounting change for 1996 include a charge of $35.0 ($22.3 after tax or $.05 per share) for a contribution to the Kellogg's Corporate Citizenship Fund. Operating profit for 1995 includes non-recurring charges of $421.8 ($271.3 after tax or $.62 per share). Operating profit for 1993 includes non-recurring charges of $64.3 ($41.1 after tax or $.09 per share). Refer to Management's Discussion and Analysis on pages 16-21 and Notes 3 and 4 within the Notes to Consolidated Financial Statements for further explanation of non-recurring charges and other unusual items for years 1996 - 1998.

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

(c) All share data retroactively restated to reflect 2-for-1 stock splits in 1997 and 1991. All earnings per share data represent both basic and diluted earnings per share.

(d) The price/earnings ratio was calculated based on year-end stock price divided by earnings before the accounting changes referred to in note (b). These earnings include the non-recurring charges and other unusual items referred to in note (a). Excluding the impact of these unusual items, the price/earnings ratio in 1998, 1997, 1996, 1995, and 1993 would have been 25, 29, 21, 22, and 19, respectively.

(e) Debt to market capitalization was calculated based on year-end total debt balance divided by market capitalization. Market capitalization was calculated based on year-end stock price multiplied by the number of shares outstanding at year-end.

MANAGEMENT'S DISCUSSION AND ANALYSIS

KELLOGG COMPANY AND SUBSIDIARIES

RESULTS OF OPERATIONS

OVERVIEW
Kellogg Company manufactures and markets ready-to-eat cereal and other grain-based convenience food products, including toaster pastries, frozen waffles, cereal bars, and bagels, throughout the world. Principal markets for these products include the United States and Great Britain. Operations are managed via four major geographic areas - North America, Europe, Asia-Pacific, and Latin America - which are the basis of the Company's reportable operating segment information. The Company leads the global ready-to-eat cereal category with an estimated 38% annualized share of worldwide volume. Additionally, the Company is the North American market leader in the toaster pastry, cereal/granola bar, frozen waffle, and pre-packaged bagel categories.

During 1998, the Company realized declines in earnings per share both with and without unusual items (discussed below). The Company experienced significant competitive pressure combined with category softness in its major ready-to-eat cereal markets, to which it responded by accelerating investment in long-term growth strategies, including product development, technology, and efficiency initiatives.

For the full year of 1998, Kellogg Company reported net earnings and earnings per share of $502.6 million and $1.23, respectively, compared to 1997 net earnings of $546.0 million and net earnings per share of $1.32. Net earnings and earnings per share for 1996 were $531.0 million and $1.25, respectively. (All per share amounts reflect the 2-for-1 stock split effective August 22, 1997. All earnings per share presented represent both basic and diluted earnings per share.)

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

1998 compared to 1997
Excluding non-recurring charges and other unusual items, the Company reported 1998 earnings per share of $1.35, a 21% decrease from the prior-year result of $1.70. The year-to-year decrease in earnings per share of $.35 resulted from $.33 of business decline, $.01 of unfavorable tax rate movements, and $.03 of unfavorable foreign currency movements, partially offset by a $.02 benefit from share repurchase. The business decline was principally attributable to cereal category softness and competitive pressures in North America and Europe, and continued global investments in brand-building marketing activities and streamlining initiatives. Foreign currency movements had a minimal net impact in Europe and negatively impacted earnings by 2% on a consolidated basis due to currency devaluation in Latin America and Asia-Pacific.

The Company realized the following volume results during 1998:
---------------------------------------------------------------

                                                      CHANGE
North America                                         -4.3%



Europe                                                -1.2%
Asia-Pacific                                          +6.9%
Latin America                                        +16.2%
---------------------------------------------------------------
Global total                                          -1.3%
===============================================================
                                                      CHANGE
Global cereal                                         -2.0%
Global convenience foods                              +1.1%
---------------------------------------------------------------
Global total                                          -1.3%
===============================================================

Within North America and Europe, volume declines were principally due to softness in the ready-to-eat cereal business. Asia-Pacific experienced record volume due to a combination of cereal growth and new convenience food product introductions. Latin America continued to post double-digit increases in both ready-to-eat cereal and convenience foods, with record volume results throughout 1998.

The global convenience foods volume increase was driven by double-digit growth in the Company's international markets offset by softness within North America, primarily due to declines in the Lender's Bagels business.

On an annualized basis, regional volume market share of the ready-to-eat cereal category was approximately 33% in North America, 43% in Europe, 43% in Asia-Pacific, and 61% in Latin America.

Consolidated net sales decreased 1% for 1998. Adjusted for unfavorable foreign currency translation, sales were even with the prior year, with the unfavorable impact of volume declines offset by favorable pricing and product mix movements. On an operating segment basis, net sales versus the prior year were:

==================================================================================================================
                                                North                   Asia-         Latin
                                               America      Europe     Pacific       America        Consolidated
------------------------------------------------------------------------------------------------------------------
Business                                         -1%          -          + 7%          +16%               -
Foreign currency impact                          -1%          -          -15%           -4%              -1%
------------------------------------------------------------------------------------------------------------------
TOTAL CHANGE                                     -2%          -           -8%          +12%              -1%
==================================================================================================================



Margin performance for 1998 and 1997 was:

======================================================================================
                                                     1998        1997         CHANGE
--------------------------------------------------------------------------------------
Gross margin                                        +51.5%     +52.1%        - .6%
SGA%(a)                                             -37.2%     -34.6%        -2.6%
--------------------------------------------------------------------------------------
Operating margin                                    +14.3%     +17.5%        -3.2%
======================================================================================

(a) Selling, general and administration expense as a percentage of net sales.

The gross margin decline was due to a combination of the fixed cost absorption impact of lower volumes combined with incremental costs related to launching new products in Europe and North America. The increase in SGA% reflects increased global research and development costs to support our ongoing innovation strategy combined with significant marketing investment and increased spending on streamlining initiatives.

Operating profit (loss) on an operating segment basis was:

====================================================================================================================================
                                                           North                  Asia-        Latin      Corporate
(millions)                                                America     Europe     Pacific      America      and other   Consolidated
------------------------------------------------------------------------------------------------------------------------------------
1998 operating profit (loss) as reported                 $790.8       $208.1      $44.9       $107.2     ($255.9)       $   895.1
Non-recurring charges                                      40.8          3.3        3.4          -          23.0             70.5
------------------------------------------------------------------------------------------------------------------------------------
1998 OPERATING PROFIT (LOSS) EXCLUDING
   NON-RECURRING CHARGES                                 $831.6       $211.4      $48.3       $107.2     ($232.9)       $   965.6
====================================================================================================================================
1997 operating profit (loss) as reported                 $847.0       $189.9      $22.5       $111.6     ($161.9)       $ 1,009.1
Non-recurring charges                                      37.8        115.9       28.6           .2         1.6            184.1
------------------------------------------------------------------------------------------------------------------------------------
1997 OPERATING PROFIT (LOSS) EXCLUDING
   NON-RECURRING CHARGES                                 $884.8       $305.8      $51.1       $111.8     ($160.3)       $ 1,193.2
====================================================================================================================================
% change - 1998 vs. 1997 excluding non-recurring charges
  Business                                                   -6%         -31%       +11%          -1%        -45%             -18%
  Foreign currency impact                                     -            -        -16%          -3%          -               -1%
====================================================================================================================================
  TOTAL CHANGE                                               -6%         -31%        -5%          -4%        -45%             -19%
====================================================================================================================================


Gross interest expense, prior to amounts capitalized, increased 8% versus the prior year to $127.3 million. The higher interest expense resulted from overall increased debt levels, partially offset by a lower effective interest rate.

Excluding the impact of non-recurring charges and other unusual items, the effective income tax rate was 35.7%, an increase of .4 percentage points versus the prior-year rate. The higher effective tax rate is primarily due to lower earnings and country mix. For both 1998 and 1997, the effective tax rate benefited from statutory rate reductions in the United Kingdom, as well as favorable adjustments in other jurisdictions. The effective income tax rate based on reported earnings (before cumulative effect of accounting change) was 35.8% in 1998 and 37.6% in 1997.



1997 COMPARED TO 1996
Excluding non-recurring charges and other unusual items, the Company reported 1997 earnings per share of $1.70, an 11% increase over the prior-year results of $1.53. The year-over-year increase in earnings per share of $.17 resulted from $.12 of business growth, $.03 of common stock repurchases, and $.04 of favorable tax rate movements, partially offset by $.02 of unfavorable foreign currency movements. The business growth was principally attributable to cereal volume growth in North America and Latin America, continued double-digit growth in convenience foods volume, and reductions in manufacturing and marketing costs. Foreign currency movements negatively impacted earnings 1% on a consolidated basis. The negative impact of the Lender's Bagels business, acquired in December 1996, was approximately $.05.




The Company achieved the following volume growth during 1997:
=============================================================
                                                    CHANGE
North America                                       +16.1%
Europe                                               +2.6%
Asia-Pacific                                         +1.5%
Latin America                                       +16.3%
=============================================================

-------------------------------------------------------------
Global total(a)                                     +11.3%
-------------------------------------------------------------

-------------------------------------------------------------
                                                    CHANGE
Global cereal                                        +3.4%
Global convenience foods(b)                         +47.2%
-------------------------------------------------------------
Global total                                        +11.3%
-------------------------------------------------------------

(a) Excluding Lenders, acquired in December 1996, global volume growth was 5.0%.
(b) Excluding Lenders, global convenience foods growth was 12.5%.

Within North America, the Company recovered cereal volume declines of the prior year, and slightly exceeded 1995 results. Growth in Europe was partially offset by a decline in the United Kingdom, while Asia-Pacific was slowed by softness in Australia. Latin America achieved record annual volume results.

Consolidated net sales increased 2% for 1997. The favorable impact of strong volumes was partially offset by unfavorable pricing and product mix movements, and a negative foreign currency impact of 2%. Excluding the Lender's business, consolidated net sales were even with the prior year. On an operating segment basis, net sales versus the prior year were:

---------------------------------------------------------------------------------------------------------------------------
                                                     North                   Asia-          Latin
                                                    America       Europe    Pacific        America        Consolidated
---------------------------------------------------------------------------------------------------------------------------
Business                                              +4%          +2%          +2%          +13%              +4%
Foreign currency impact                                -           -5%          -7%           -1%              -2%
---------------------------------------------------------------------------------------------------------------------------
Total Change                                          +4%          -3%          -5%          +12%              +2%
---------------------------------------------------------------------------------------------------------------------------

Margin performance for 1997 and 1996 was:

----------------------------------------------------------------------------------------
                                                     1997        1996         CHANGE
----------------------------------------------------------------------------------------
Gross margin                                        +52.1%       +53.2%        -1.1%
SGA%(a)                                             -34.6%       -36.8%        +2.2%
----------------------------------------------------------------------------------------
Operating margin                                    +17.5%       +16.4%        +1.1%
----------------------------------------------------------------------------------------

(a) Selling, general and administration expense as a percentage of net sales.

Gross margin performance for 1997 benefited from volume increases and year-over-year operational cost savings. However, these favorable factors were outweighed by the negative impact of prior-year pricing actions. The reduction in SGA% primarily reflects reduced promotional spending in North America.





Operating profit (loss) on an operating segment basis was:

--------------------------------------------------------------------------------------------------------------------------------
                                                    North                    Asia-       Latin        Corporate
(millions)                                         America      Europe       Pacific     America      and other   Consolidated
--------------------------------------------------------------------------------------------------------------------------------
1997 operating profit (loss) excluding
   non-recurring charges                          $884.8       $305.8       $51.1       $111.8     ($160.3)       $1,193.2
--------------------------------------------------------------------------------------------------------------------------------
1996 operating profit (loss) as reported          $751.2       $249.8       $31.2        $93.5     ($166.8)         $958.9
Non-recurring charges                               11.1         55.3        30.1           .7        38.9           136.1
--------------------------------------------------------------------------------------------------------------------------------


1996 operating profit (loss) excluding
   non-recurring charges                          $762.3       $305.1       $61.3        $94.2     ($127.9)       $1,095.0
--------------------------------------------------------------------------------------------------------------------------------
% change - 1997 vs. 1996 excluding
non-recurring charges
  Business                                           +16%          +4%         -9%         +20%        -25%            +11%
  Foreign currency impact                             --           -4%         -8%          -1%         --              -2%
--------------------------------------------------------------------------------------------------------------------------------
  Total change                                       +16%          +0%        -17%         +19%        -25%             +9%
--------------------------------------------------------------------------------------------------------------------------------

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial condition remained strong throughout 1998. A strong cash flow, combined with a program of issuing commercial paper and maintaining worldwide credit facilities, provides adequate liquidity to meet the Company's operational needs. In August 1998, Moody's lowered its rating on the Company's senior unsecured notes from Aa1 to Aa2 reflecting the Company's increased use of cash for investments in marketing, product development, and other initiatives in highly competitive markets around the world. Management believes that this change will have an insignificant impact on future borrowing costs. The rating agency confirmed the Company's Prime-1 commercial paper rating.

Net cash provided by operating activities was $719.7 million during 1998, compared to $879.8 million in 1997, with the decrease due principally to lower earnings and unfavorable working capital movements. The ratio of current assets to current liabilities was .9 at December 31, 1998, and 1997.

Net cash used in investing activities was $398.0 million, compared to 329.3 million in 1997. The increase was primarily due to property additions, which increased from $312.4 million in 1997 to $373.9 million for 1998.

Net cash used in financing activities was $358.3 million, primarily related to common stock repurchases of $239.7 million and dividend payments of $375.3 million, partially offset by a net increase in total debt of $241.5 million. The Company's total 1998 per share dividend payment was $.92, a 5.7% increase over the prior-year payment of $.87.

On August 1, 1997, the Company's Board of Directors approved a 2-for-1 stock split to shareholders of record at the close of business August 8, 1997, effective August 22, 1997, and also authorized retirement of 105.3 million common shares (pre-split) held in treasury. All per share and shares outstanding data have been restated retroactively to reflect the stock split.

Under existing plans authorized by the Company's Board of Directors, management spent $239.7 million during 1998 to repurchase 6.3 million shares of the Company's common stock at an average price of $38 per share. The open repurchase authorization, which has been extended through December 31, 1999, was $149.4 million at year-end 1998.

Notes payable primarily consist of commercial paper borrowings in the United States and borrowings under a $200 million revolving credit agreement in Europe with several international banks initiated during December 1998. At December 31, 1998, outstanding borrowings under the revolving credit agreement were $148.5 million with an effective interest rate of 5.5%. U.S. borrowings at December 31, 1998, were $423.3 million with an effective interest rate of 5.2%. Associated with the U.S. borrowings, during September 1997, the Company purchased a $225 million notional, four-year fixed interest rate cap. Under the terms of the cap, if the Federal Reserve AA composite rate on 30-day commercial paper increases to 6.33%, the Company will pay this fixed rate on $225 million of its commercial paper borrowings. If the rate increases to 7.68% or above, the cap will expire. As of year-end 1998, the rate was 4.90%.

In October 1998, the Company issued $200 million of seven-year 4.875% fixed rate U.S. Dollar Notes. Management used the proceeds from this issuance to replace maturing long-term debt. Management entered into a series of interest rate hedges throughout 1998 to effectively fix the interest rate prior to issuance. The effect of the hedges, when combined with original issue discounts, resulted in an overall effective rate for this debt of 6.07%.

To reduce short-term borrowings, on February 4, 1998, the Company issued $400 million of three-year 5.75% fixed rate U.S. Dollar Notes. Accordingly, an equivalent amount of commercial paper borrowings was classified as long-term debt in the December 31, 1997, balance sheet. These Notes were issued under an existing "shelf registration" with the Securities and Exchange Commission, and provide an option to holders to extend the obligation for an additional four years at a predetermined interest rate of 5.63% plus the Company's then-current credit spread. As a result of this option, the effective interest rate on the three-year Notes is 5.23%. Concurrent with this issuance, the Company entered into a $400 million notional, three-year fixed-to-floating interest rate swap, indexed to the Federal Reserve AA composite rate on 30-day commercial paper.

On January 29, 1997, the Company issued $500 million of seven-year 6.625% fixed rate Euro Dollar Notes. This debt was issued primarily to fund the purchase of the Lender's Bagels business, acquired in December 1996. In conjunction with this issuance, the Company settled $500 million notional amount of interest rate forward swap agreements, which effectively fixed the interest rate on the debt at 6.354%. Associated with this debt, during September 1997, the

Company entered into a $225 million notional, 4 1/2-year fixed-to-floating interest rate swap, indexed to the three-month London Interbank Offered Rate (LIBOR). Under the terms of this swap, if three-month LIBOR decreases to 4.71% or below, the swap will expire. At year-end 1998, three-month LIBOR was 5.07%.

To replace other long-term debt maturing during 1997, the Company issued $500 million of four-year 6.125% Euro Dollar Notes on August 5, 1997. In conjunction with this issuance, the Company settled $400 million notional amount of interest rate forward swap agreements that effectively fixed the interest rate on the debt at 6.4%. Associated with this debt, during September 1997, the Company entered into a $200 million notional, four-year fixed-to-floating interest rate swap, indexed to three-month LIBOR.

The ratio of total debt to market capitalization at December 31, 1998, was 16%, up from 10% at December 31, 1997, due to a combination of a lower stock price and higher debt levels in 1998.

NON-RECURRING CHARGES AND OTHER UNUSUAL ITEMS

From 1995 to the present, management has commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure. The incremental costs of these programs have been reported throughout 1995-1998 as non-recurring charges.

In addition to the non-recurring charges reported for streamlining initiatives, the Company incurred charges for other unusual items. Furthermore, net earnings for 1997 included a cumulative effect of accounting change related to business process reengineering costs. In summary, the following charges were excluded from reported results for purposes of comparison within the "Results of operations" section above:

--------------------------------------------------------------------------------------------------------------
NON-RECURRING CHARGES & OTHER UNUSUAL ITEMS
--------------------------------------------------------------------------------------------------------------
                                                           EARNINGS BEFORE                          NET
    Impact on (millions, except per    OPERATING            INCOME TAXES &        NET           EARNINGS PER
    share data)                         PROFIT             CUMULATIVE EFFECT   EARNINGS            SHARE
                                                            OF ACCOUNTING
                                                               CHANGE
    ----------------------------------------------------------------------------------------------------------
    1998
    ----------------------------------------------------------------------------------------------------------
    STREAMLINING
    INITIATIVES                          $70.5                 $70.5              $46.3             $.12
    ----------------------------------------------------------------------------------------------------------
    1997
    ----------------------------------------------------------------------------------------------------------

    Streamlining
    initiatives                         $161.1                $161.1

    Impairment losses                     23.0                  23.0
    ----------------------------------------------------------------------------------------------------------

    TOTAL NON-RECURRING
    CHARGES                             $184.1                $184.1             $140.5             $.34




                                                           EARNINGS BEFORE                          NET
    Impact on (millions, except per    OPERATING            INCOME TAXES &        NET           EARNINGS PER
    share data)                         PROFIT             CUMULATIVE EFFECT   EARNINGS            SHARE
                                                            OF ACCOUNTING
                                                               CHANGE
    ----------------------------------------------------------------------------------------------------------
    CUMULATIVE EFFECT OF
    ACCOUNTING CHANGE                                                         $ 18.0             $.04
    ----------------------------------------------------------------------------------------------------------
    1996
    ----------------------------------------------------------------------------------------------------------

   Streamlining
    initiatives                         $121.1                $121.1

    Litigation provision                  15.0                  15.0

    Private trust contribution(a)           --                  35.0
    ----------------------------------------------------------------------------------------------------------
    TOTAL                               $136.1                $171.1             $120.1             $.28
    ----------------------------------------------------------------------------------------------------------

(a) Recorded in other income (expense), net.

The 1998 streamlining charges relate primarily to an overhead activity analysis that resulted in the elimination of approximately 550 employees and 240 contractors from the Company's headquarters and North American operations through a combination of involuntary early retirement and severance programs. The charges consist mainly of employee retirement and separation benefits, outplacement services, associated consulting and other related costs. This initiative is expected to result in annual pre-tax savings of $105 million, beginning in 1999. Cash outlays for the 1998 charges during 1998 were $8 million, with the remainder to be spent during 1999. Total cash outlays during 1998 for all streamlining initiatives were approximately $47 million. Refer to
Note 3 within Notes to Consolidated Financial Statements for further information.

All streamlining programs commenced since 1995, including the aforementioned 1998 initiatives, are expected to result in the elimination of approximately 3,500 employee positions by the end of 1999, with approximately 95% of this reduction already achieved. These programs are expected to deliver average annual pre-tax savings in excess of $300 million by the year 2000, with approximately $250 million of that amount to be realized in 1999. These savings are not necessarily indicative of current and future incremental earnings due to management's commitment to invest in competitive business strategies, new markets, and growth opportunities.

In addition to the non-recurring charges reported during 1997 and 1996 for streamlining initiatives, the Company incurred charges for the following unusual items:


- During 1997, the Company included in non-recurring charges $23.0 million of asset impairment losses which resulted from an evaluation of the Company's ability to recover components of its investments in the emerging markets of Asia-Pacific.

- During 1996, the Company included in non-recurring charges a provision of $15.0 million for the potential settlement of certain litigation.

- During 1996, the Company included in other expense a charge of $35.0 million for a contribution to the Kellogg's Corporate Citizenship Fund, which is expected to satisfy the charitable-giving plans of this private trust through the year 2000.

The Company's streamlining initiatives will continue throughout 1999. The aforementioned overhead activity analysis will be extended to Europe and Latin America during the first half of 1999. Management believes these initiatives will result in the elimination of several hundred employee positions, requiring separation benefit costs to be incurred. Since the number of employees affected, their job functions, and their locations have not yet been identified, the costs that may result are not yet known. The combination of this Europe and Latin America overhead activity analysis and other ongoing cost reduction programs is expected to result in more than $50 million in incremental savings in 1999.

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

NEW ACCOUNTING PRONOUNCEMENTS

In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position
(SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on the classification of software project costs between expense and capital. During April 1998, AcSEC also issued SOP 98-5 "Reporting on Costs of Start-up Activities." SOP 98-5 prescribes that the costs of opening a new facility, commencing business in a new market, or similar start-up activities must be expensed as incurred. Both of these pronouncements are effective for fiscal years beginning after December 15, 1998. SOP 98-1 is to be applied on a prospective basis to costs incurred on or after the date of adoption. The initial application of SOP 98-5 is to be reported as a cumulative effect of a change in accounting principle, if material. Management intends to adopt SOP 98-1 and SOP 98-5 effective January 1, 1999, and does not expect the impact of adoption to have a significant impact on the Company's financial results.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) #133 "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, requiring recognition of the fair value of all derivatives as assets or liabilities on the balance sheet. SFAS #133 is effective for fiscal years beginning after June 15, 1999. Management intends to adopt the provisions of SFAS #133 effective January 1,

2000, and does not expect the impact of adoption to have a significant impact on the Company's financial results.

On November 20, 1997, the Emerging Issues Task Force (EITF) of the FASB reached a consensus in EITF Issue 97-13 that the costs of business process reengineering activities are to be expensed as incurred. This consensus also applies to business process reengineering activities that are part of an information technology project. Beginning in 1996, the Company has undertaken an Enterprise Business Applications (EBA) initiative that combines design and installation of business processes and software packages to achieve global best practices. Under the EBA initiative, the Company had capitalized certain external costs associated with business process reengineering activities as part of the software asset. EITF Issue 97-13 prescribes that previously capitalized business process reengineering costs should be expensed and reported as a cumulative effect of a change in accounting principle. Accordingly, for the fourth quarter of 1997, the Company reported a charge of $18.0 million (net of tax benefit of $7.7 million) or $.04 per share for write-off of business process reengineering costs. Such costs were expensed as incurred during 1998 and the fourth quarter of 1997 and were insignificant.


YEAR 2000

The Company established a global program in 1997 to address the millennium date change issue (the inability of certain computer software, hardware, and other equipment with embedded computer chips to properly process two-digit year-date codes after 1999). The program is structured to address all date-related risks to the Company's business in four major categories: information technology systems, embedded technology systems, suppliers, and customers.

In the information technology and embedded systems categories, the inventories and detailed assessments are complete, remediation is 70% complete, and testing is 50% complete. Remediation and testing are on schedule with planned completion by June 30, 1999, for business critical and important systems.

The Company is spending approximately $70 million during 1998 and 1999 to become Year 2000 compliant. This amount includes the costs of activities described above, as well as costs to replace non-compliant systems for which replacement was accelerated to meet Year 2000 requirements. On a global basis, spending through December 31, 1998 is consistent with the overall percentage of program completion of approximately 70%. These amounts do not include the effect of other planned system initiatives that will contribute to the Year 2000 compliance effort. Management believes that to the extent these other planned system initiatives impact the Year 2000 project, they will be completed as scheduled by mid-1999.

The Company is continuing a contingency planning process started in 1998 designed to mitigate business risks due to unexpected date-related issues within any of the Year 2000 program categories across all key business units worldwide. The testing results for information technology and embedded systems are being coupled with risk assessments of the Company's suppliers, customers, and other internal initiatives, and incorporated into this contingency planning process. These plans are expected to be defined in each of the Company's four operating segments of

North America, Europe, Asia-Pacific, and Latin America by April of 1999, for execution in preparation to the millennium transition.

While management believes that the estimated cost of becoming Year 2000 compliant is not significant to the Company's financial results, failure to complete all the work in a timely manner could result in material financial risk. While management expects all planned work to be completed, there can be no guarantee that all systems will be in compliance by the year 2000, that the systems of other companies and government agencies on which the Company relies will be converted in a timely manner, or that contingency planning will be able to fully address all potential interruptions. Therefore, date-related issues could cause delays in the Company's ability to produce or ship its products, process transactions, or otherwise conduct business in any of its markets.


EURO CONVERSION

On January 1, 1999, eleven European countries (Germany, France, Spain, Italy, Ireland, Portugal, Finland, Luxembourg, Belgium, Austria, and the Netherlands) implemented a single currency zone, the Economic and Monetary Union (EMU). The new currency, the Euro, has become the official currency of the participating countries. Those countries financial markets and banking systems are quoting financial and treasury data in Euros from January 1, 1999.

The Euro will exist alongside the old national currencies during a transition period from January 1, 1999 to January 1, 2002. During this period, entities within participating countries must complete changes which enable them to transact in the Euro. National currencies will be withdrawn no later than July 1, 2002. This transition to the Euro currency will involve changing budgetary, accounting, pricing, costing, and fiscal systems in companies and public administrations, as well as the simultaneous handling of parallel currencies and conversion of legacy data. During the first quarter of 1999, the Euro currency has demonstrated stability. However, this early stability needs to be observed over a longer period before conclusions can be drawn on the currency's long-term viability.

In early 1998, management formed a task force to monitor EMU developments, evaluate the impact of the Euro conversion on the Company's operations, and develop and execute action plans, as necessary. The task force has completed a full EMU impact assessment identifying company-wide, cross-functional effects of the Euro. Required business strategy, system, and process changes within the Company's European region are underway with certain markets already Euro compliant. Many of these changes will be made in conjunction with other significant technology initiatives currently under way, and will be completed in accordance with the Company's timetable for transacting with its suppliers and customers in the Euro. Results of task force assessments indicate that most suppliers and customers desire to initiate Euro transactions during 2000 and 2001.

Management expects to complete financial, operational, and manufacturing system conversions during 2001. Although Management currently believes the Company will be able to accommodate any required changes in its operations, there can be no assurance that the Company, its customers, suppliers, financial service providers, or government agencies will meet all of the Euro currency requirements on a timely basis. Such failure to complete the necessary work could result in material financial risk.

1999 OUTLOOK

Management is not aware of any adverse trends that would materially affect the Company's strong financial position. Should suitable investment opportunities or working capital needs arise that would require additional financing, management believes that the Company's strong credit rating, balance sheet, and earnings history provide a base for obtaining additional financial resources at competitive rates and terms. Based on the expectation of cereal volume growth, and strong results from product innovation and the continued global roll-out of convenience foods, management believes the Company is well-positioned to deliver sales and earnings growth for the full year 1999. The Company will continue to identify and pursue streamlining and productivity initiatives to optimize its cost structure.

The Company is currently reviewing strategies related to the Lender's Bagels business, given its performance since acquisition. The Company has evaluated the recoverability of Lender's long-lived assets as of December 31, 1998, and although this evaluation has not resulted in the recognition of an impairment loss, management expects to update its assessment during 1999.

Additional expectations for 1999 include a gross profit margin of 51-52%, an SGA% of 36-37%, an effective income tax rate of 36-37%, and capital spending of approximately $270 million.

The foregoing projections concerning impact of future borrowing costs, accounting changes, volume growth, profitability, capital spending, and common stock repurchase activity are forward-looking statements that involve risks and uncertainties. Actual results may differ materially due to the impact of competitive conditions, marketing spending and/or incremental pricing actions on actual volumes and product mix; the levels of spending on system initiatives, properties, business opportunities, continued streamlining initiatives, and other general and administrative costs; raw material price and labor cost fluctuations; foreign currency exchange rate fluctuations; changes in statutory tax law; interest rates available on short-term financing; the impact of stock market conditions on common stock repurchase activity; and other items.

Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF EARNINGS

Year ended December 31,
===============================================================================================================================
(millions, except per share data)                 1998                    1997                    1996
-------------------------------------------------------------------------------------------------------------------------------
NET SALES                                      $6,762.1                 $6,830.1               $6,676.6
-------------------------------------------------------------------------------------------------------------------------------
Costs of goods sold                            $3,282.6                  3,270.1                3,122.9
Selling and administrative expense              2,513.9                  2,366.8                2,458.7
Non-recurring charges                              70.5                    184.1                  136.1
-------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                  895.1                  1,009.1                  958.9
-------------------------------------------------------------------------------------------------------------------------------
Interest expense                                  119.5                    108.3                   65.6
Other income (expense), net                         6.9                      3.7                  (33.4)
-------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE                     782.5                    904.5                  859.9
Income taxes                                      279.9                    340.5                  328.9
-------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE EFFECT OF
ACCOUNTING CHANGE                                 502.6                    564.0                  531.0
Cumulative effect of accounting change
  (net of tax)                                       --                    (18.0)                    --
-------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                   $  502.6                 $  546.0               $  531.0
-------------------------------------------------------------------------------------------------------------------------------
PER SHARE AMOUNTS (BASIC AND DILUTED):
  EARNINGS BEFORE CUMULATIVE EFFECT OF
     ACCOUNTING CHANGE                         $   1.23                 $   1.36               $   1.25
Cumulative effect of accounting change               --                     (.04)                    --
-------------------------------------------------------------------------------------------------------------------------------
  NET EARNINGS PER SHARE                       $   1.23                 $   1.32               $   1.25
===============================================================================================================================

Refer to Notes to Consolidated Financial Statements.


Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                    Accumulated
                                                          Common stock    Capital in               Treasury stock      other
                                                          ------------    excess of  Retained      --------------  comprehensive
(millions)                                              shares   amount   par value  earnings      shares   amount     income
---------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1996                                  311.1    $77.8   $105.2    $3,963.0      94.4 ($2,361.2)   ($193.9)
Common stock repurchases                                                                            7.4    (535.7)
Net earnings                                                                            531.0
Dividends                                                                              (343.7)
Other comprehensive income                                                                                              27.6
Stock options exercised and other                           0.4      0.1     18.7                   0.1      (6.5)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                311.5     77.9    123.9     4,150.3     101.9  (2,903.4)    (166.3)
---------------------------------------------------------------------------------------------------------------------------------
Common stock repurchases (pre-split)                                                                3.9    (290.9)
Stock options exercised and other (pre-split)               0.6      0.1     31.9                    --      (3.9)
Retirement of treasury stock                             (105.3)   (26.3)   (55.8)   (3,095.8)   (105.3)  3,177.9
Two-for-one stock split                                   206.8     51.7    (51.7)                  0.5    ------
Common stock repurchases (post-split)                                                               3.1    (135.1)
Net earnings                                                                            546.0
Dividends                                                                              (360.1)
Other comprehensive
income                                                                                                                (115.6)
Stock options exercised and other (post-split)              1.2      0.3     44.3                    --      (1.9)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                414.8    103.7     92.6     1,240.4       4.1    (157.3)    (281.9)
---------------------------------------------------------------------------------------------------------------------------------
Common stock repurchases                                                                            6.3    (239.7)
Net earnings                                                                            502.6
Dividends                                                                              (375.3)
Other comprehensive income                                                                                             (10.5)
Stock options exercised and other                           0.5      0.1     12.4                  (0.1)      2.7
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                415.3   $103.8   $105.0    $1,367.7      10.3   ($394.3)   ($292.4)
---------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------

                                                          Total          Total
                                                        shareholders' comprehensive
                                                          equity         income
(millions)
-----------------------------------------------------------------------------------
Balance, January 1, 1996                                  $1,590.9
Common stock repurchases                                    (535.7)
Net earnings                                                 531.0      $531.0
Dividends                                                   (343.7)
Other comprehensive income                                    27.6        27.6
Stock options exercised and other                             12.3
-----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                                 1,282.4      $558.6
-----------------------------------------------------------------------------------
Common stock repurchases (pre-split)                        (290.9)
Stock options exercised and other (pre-split)                 28.1
Retirement of treasury stock                                ------
Two-for-one stock split                                     ------
Common stock repurchases (post-split)                       (135.1)
Net earnings                                                 546.0      $546.0
Dividends                                                   (360.1)
Other comprehensive income                                  (115.6)     (115.6)
Stock options exercised and other (post-split)                42.7
-----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                   997.5      $430.4
-----------------------------------------------------------------------------------
Common stock repurchases                                    (239.7)
Net earnings                                                 502.6      $502.6
Dividends                                                   (375.3)
Other comprehensive income                                   (10.5)      (10.5)
Stock options exercised and other                             15.2
-----------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                  $889.8      $492.1
-----------------------------------------------------------------------------------

Refer to Notes to Consolidated Financial Statements.

Kellogg Company and Subsidiaries
CONSOLIDATED BALANCE SHEET


At December 31,
===============================================================================================================================
(millions, except share data)                                                                        1998              1997
-------------------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS
Cash and cash equivalents                                                                             $136.4            $173.2
Accounts receivable, less allowances of $12.9 and $7.5                                                 693.0             587.5
Inventories                                                                                            451.4             434.3
Other current assets                                                                                   215.7             272.7
-------------------------------------------------------------------------------------------------------------------------------
       TOTAL CURRENT ASSETS                                                                          1,496.5           1,467.7
-------------------------------------------------------------------------------------------------------------------------------

PROPERTY, NET                                                                                        2,888.8           2,773.3
OTHER ASSETS                                                                                           666.2             636.6
-------------------------------------------------------------------------------------------------------------------------------

       TOTAL ASSETS                                                                                 $5,051.5          $4,877.6
===============================================================================================================================

CURRENT LIABILITIES
Current maturities of long-term debt                                                                    $1.1            $211.2
Notes payable                                                                                          620.4             368.6
Accounts payable                                                                                       386.9             328.0
Other current liabilities                                                                              710.1             749.5
-------------------------------------------------------------------------------------------------------------------------------
       TOTAL CURRENT LIABILITIES                                                                     1,718.5           1,657.3
-------------------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT                                                                                       1,614.5           1,415.4
OTHER LIABILITIES                                                                                      828.7             807.4

SHAREHOLDERS' EQUITY
Common stock, $.25 par value,500,000,000 shares authorized
   Issued:  415,343,626 shares in 1998 and 414,823,142 in 1997                                         103.8             103.7
Capital in excess of par value                                                                         105.0              92.6
Retained earnings                                                                                    1,367.7           1,240.4
Treasury stock, at cost:
   10,346,524 shares in 1998 and 4,143,124 in 1997                                                    (394.3)           (157.3)
Accumulated other comprehensive income                                                                (292.4)           (281.9)
-------------------------------------------------------------------------------------------------------------------------------
       TOTAL SHAREHOLDERS' EQUITY                                                                      889.8             997.5
-------------------------------------------------------------------------------------------------------------------------------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                   $5,051.5          $4,877.6
===============================================================================================================================

Refer to Notes to Consolidated Financial Statements.



Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS


Year ended December 31,
==============================================================================================================================
(millions)                                                                1998                    1997                1996
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                             $  502.6              $  546.0             $  531.0
Items in net earnings not requiring (providing) cash:
  Depreciation and amortization                                             278.1                 287.3                251.5
  Deferred income taxes                                                      46.2                  38.5                 58.0
  Non-recurring charges, net of cash paid                                    62.2                 133.8                 90.6
  Other                                                                      21.7                   9.5                 14.5
Pension and other postretirement benefit contributions                      (88.8)               (114.5)              (156.8)
Changes in operating assets and liabilities                                (102.3)                (20.8)               (77.3)
------------------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED BY OPERATING ACTIVITIES                                 719.7                 879.8                711.5
------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to properties                                                    (373.9)               (312.4)              (307.3)
Acquisitions of businesses                                                  (27.8)                (25.4)              (505.2)
Property disposals                                                            6.8                   5.9                 11.6
Other                                                                        (3.1)                  2.6                 14.1
------------------------------------------------------------------------------------------------------------------------------
   NET CASH USED IN INVESTING ACTIVITIES                                   (398.0)               (329.3)              (786.8)
------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net issuances (reductions) of notes payable,
   with maturities less than or equal to 90 days                           (152.9)               (374.7)               906.6
Issuances of notes payable, with maturities greater than 90 days              5.5                   4.8                137.0
Reductions of notes payable, with maturities greater than 90 days             (.8)                (14.1)               (79.0)
Issuances of long-term debt                                                 600.0               1,000.0                 --
Reductions of long-term debt                                               (210.3)               (507.9)                (3.4)
Net issuances of common stock                                                15.2                  70.7                 12.2
Common stock repurchases                                                   (239.7)               (426.0)              (535.7)
Cash dividends                                                             (375.3)               (360.1)              (343.7)
------------------------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      (358.3)               (607.3)                94.0
------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                       (.2)                (13.8)                 3.2
------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                            (36.8)                (70.6)                21.9
Cash and cash equivalents at beginning of year                              173.2                 243.8                221.9
------------------------------------------------------------------------------------------------------------------------------
   CASH AND CASH EQUIVALENTS AT END OF YEAR                              $  136.4              $  173.2             $  243.8
==============================================================================================================================

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

Goodwill and other intangible assets
Intangible assets are amortized principally on a straight-line basis over the estimated periods benefited, generally 40 years for goodwill and periods ranging from 5 to 40 years for other intangible assets. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. Evaluation is based on various analyses, including cash flow and profitability projections.

Advertising
The costs of advertising are generally expensed as incurred.

Recently adopted pronouncements
In 1998, the Company adopted several statements issued by the Financial Accounting Standards Board (FASB). In June 1997, the FASB issued Statement of Financial Accounting Standards (SFAS) #130 "Reporting Comprehensive Income," which requires companies to disclose all items recognized under accounting standards as components of comprehensive income. In June 1997, the FASB issued SFAS #131 "Disclosures about Segments of an Enterprise and Related Information," which requires certain information to be reported about operating segments consistent with management's internal view of the Company. In February 1998, the FASB issued SFAS #132 "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises and standardizes disclosures for pension and other postretirement benefit plans.

On November 20, 1997, the Emerging Issues Task Force (EITF) of the FASB reached a consensus in EITF 97-13 that the costs of business process reengineering activities are to be expensed as incurred. This consensus also applies to business process reengineering activities that are part of an information technology project. Beginning in 1996, the Company has undertaken an Enterprise Business Applications (EBA) initiative that combines design and installation of business processes and software packages to achieve global best practices. Under the EBA initiative, the Company had capitalized certain external costs associated with business process reengineering activities as part of the software asset. EITF Issue 97-13 prescribes that previously capitalized business process reengineering costs should be expensed and reported as a cumulative effect of a change in accounting principle. Accordingly, for the fourth quarter of 1997, the Company reported a charge of $18.0 million (net of tax benefit of $7.7 million) or $.04 per share for write-off of business process reengineering costs. Such costs were expensed as incurred during 1998 and the fourth quarter of 1997 and were insignificant.

Recently issued pronouncements
In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants (AcSEC) issued Statement of Position
(SOP) 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on the classification of software project costs between expense and capital. During April 1998, AcSEC also issued SOP 98-5 "Reporting on Costs of Start-up Activities." SOP 98-5 prescribes that the costs of opening a new facility, commencing business in a new market, or similar start-up activities must be expensed as incurred. Both of these pronouncements are effective for fiscal years beginning after December 15, 1998. SOP 98-1 is to be applied on a prospective basis to costs incurred on or after the date of adoption. The initial application of SOP 98-5 is to be reported as a cumulative effect of a change in accounting principle, if material. Management intends to adopt SOP 98-1 and SOP 98-5 effective January 1, 1999.

In June 1998, the FASB issued SFAS #133 "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, requiring recognition of the fair value of all derivatives as assets or liabilities on the balance sheet. SFAS #133 is effective for fiscal years beginning after June 15, 1999. Management intends to adopt the provisions of SFAS #133 effective January 1, 2000.

The impact of adoption of these pronouncements on the Company's financial results is not expected to be significant.

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

Stock compensation
The Company follows Accounting Principles Board Opinion (APB) #25, "Accounting for Stock Issued to Employees", in accounting for its employee stock options and other stock-based compensation. Under APB #25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. As permitted, the Company has elected to adopt the disclosure provisions only of SFAS #123, "Accounting for Stock-Based Compensation." (Refer to Note 7 for further information.)

Net earnings per share
Basic net earnings per share is determined by dividing net earnings by the weighted average number of common shares outstanding during the period. Weighted average shares outstanding, in millions, were 407.8, 414.1, and 424.9 for 1998, 1997, and 1996, respectively. Diluted net earnings per share is similarly determined except that the denominator is increased to include the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued. Dilutive potential common shares are principally comprised of employee stock options issued by the Company and had an insignificant impact on the computation of diluted net earnings per share during the periods presented. Weighted average shares outstanding, in millions, for purposes of computing diluted net earnings per share were 408.6, 415.2, and
426.4 for 1998, 1997, and 1996, respectively.


Comprehensive income
Comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to shareholders. For the Company, comprehensive income for all periods presented consists solely of net earnings and foreign currency translation adjustments pursuant to SFAS #52, "Foreign Currency Translation," as follows:

----------------------------------------------------------------------------------------------------------------
(millions)                                                                1998          1997           1996
----------------------------------------------------------------------------------------------------------------
Net earnings                                                          $502.6         $546.0         $531.0
Other comprehensive income (loss):
 Foreign currency translation adjustments                              (11.1)        (112.1)          26.6
 Related tax effect                                                       .6           (3.5)           1.0
----------------------------------------------------------------------------------------------------------------
                                                                       (10.5)        (115.6)          27.6
----------------------------------------------------------------------------------------------------------------
Total comprehensive income                                            $492.1         $430.4         $558.6
----------------------------------------------------------------------------------------------------------------


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

NOTE 2 ACQUISITION

On December 16, 1996, the Company purchased certain assets and liabilities of the Lender's Bagels business from Kraft Foods, Inc. for $466 million in cash, including related acquisition costs. The acquisition was accounted for as a purchase. The results of Lender's operations from the date of the acquisition to December 31, 1996, were not significant. The acquisition was initially financed through commercial paper borrowings that were replaced with long-term debt in January 1997. Intangible assets included in the allocation of purchase price consisted of goodwill and trademarks of $329 million and non-compete covenants of $20 million. The goodwill and trademarks are being amortized over 40 years and the non-compete covenants are being amortized over 5 years.

The unaudited pro forma combined historical results, as if the Lender's Bagels business had been acquired at the beginning of fiscal 1996, are estimated to be net sales of $6.87 billion, net earnings of $524.3 million, and net earnings per share of $1.23. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the fiscal period presented, nor are they necessarily indicative of future consolidated results.

NOTE 3 NON-RECURRING CHARGES

Operating profit for 1998 includes non-recurring charges of $70.5 million ($46.3 million after tax or $.12 per share) for streamlining initiatives.

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

Streamlining initiatives
From 1995 to the present, management has commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure. The incremental costs of these programs have been reported throughout 1995-1998 as non-recurring charges.

The 1998 streamlining charges relate primarily to an overhead activity analysis that result in the elimination of approximately 550 employees and 240 contractors from the Company's headquarters and North American operations through a combination of involuntary early retirement and severance programs. The charges consist mainly of employee retirement and separation benefits, outplacement services, associated consulting and other related costs. Cash outlays for the 1998 charges during 1998 were $8 million, with the remainder to be spent during 1999. Total cash outlays during 1998 for all streamlining initiatives were approximately $47 million.

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

The 1996 charges for streamlining initiatives result from management's actions to consolidate and reorganize operations in the United States, Europe, and other international locations. Cash outlays for streamlining initiatives were approximately $120 million in 1996. All streamlining programs commenced since 1995, including the aforementioned 1998 initiatives, are expected to result in the elimination of approximately 3,500 employee positions by the end of 1999, with approximately 95% of this reduction already achieved.

The components of the streamlining charges, as well as reserve balances remaining at December 31, 1998, 1997, and 1996, were:

-----------------------------------------------------------------------------------------------------------------------
                                            Employee
                                          retirement &
                                            severance         Asset            Asset            Other
(millions)                                benefits (a)      write-offs        removal           costs          Total
-----------------------------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1995                         $57.5           $   -             $36.5           $   -              $94.0
1996 streamlining charges (b)                31.4             37.5             13.5             38.7             121.1
Amounts utilized during 1996                (65.0)           (37.5)           (19.6)           (38.7)           (160.8)
-----------------------------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1996                          23.9               -              30.4               -               54.3
1997 streamlining charges                    22.4             78.1             19.3             41.3             161.1
Amounts utilized during 1997                (22.7)           (78.1)           (21.4)           (41.3)           (163.5)
-----------------------------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1997                          23.6               -              28.3               -               51.9
1998 streamlining charges                    59.8              5.5              3.0              2.2              70.5
Amounts utilized during 1998                (43.8)            (5.5)           (19.4)            (2.2)            (70.9)
-----------------------------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1998                         $39.6           $   -             $11.9           $   -              $51.5
-----------------------------------------------------------------------------------------------------------------------

(a) Includes approximately $5 and $18 of pension and postretirement health care curtailment losses and special termination benefits recognized in 1996 and 1998, respectively. (Refer to Notes 8 and 9.)

(b) Includes $23 of reversals of prior-year reserves due to lower than expected employee severance payments and asset removal costs, and other favorable factors.

Other
In addition to the non-recurring charges reported for streamlining initiatives, the Company incurred charges for the following unusual items:

- During 1997, asset impairment losses of $23.0 million, which resulted from evaluation of the Company's ability to recover components of its investments in the emerging markets of Asia-Pacific.

- During 1996, a provision of $15.0 million for the potential settlement of certain litigation.

1999 events
The Company's streamlining initiatives will continue throughout 1999. The aforementioned overhead activity analysis will be extended to Europe and Latin America during the first half of 1999. Management believes these initiatives will result in the elimination of several hundred employee positions, requiring separation benefit costs to be incurred. Since the number of employees affected, their job functions, and their locations have not yet been identified, the costs that may result are not yet known.


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

NOTE 5 LEASES

Operating leases are generally for equipment and warehouse space. Rent expense on all operating leases was $36.5 million in 1998, $38.6 million in 1997, and $37.9 million in 1996. At December 31, 1998, future minimum annual rental commitments under non-cancelable operating leases totaled $62 million consisting of (in millions): 1999-$16; 2000-$12; 2001-$9; 2002-$8; 2003-$6; 2004 and
beyond-$11.


NOTE 6 DEBT

Notes payable consist of commercial paper borrowings in the United States at the highest credit rating available, borrowings against a revolving credit agreement in Europe and, to a lesser extent, bank loans of foreign subsidiaries at competitive market rates. U.S. borrowings at December 31, 1998, were $423.3 million with an effective interest rate of 5.2%. U.S. borrowings at December 31, 1997 (including $400 million classified in long-term debt, as discussed in (d) below), were $744.2 million with an effective interest rate of 5.7%. Associated with these borrowings, during September 1997, the Company purchased a $225 million notional, four-year fixed interest rate cap. Under the terms of the cap, if the Federal Reserve AA composite rate on 30-day commercial paper increases to 6.33%, the Company will pay this fixed rate on $225 million of its commercial paper borrowings. If the rate increases to 7.68% or above, the cap will expire. As of year-end 1998, the rate was 4.90%.

In December 1998, the Company entered into a $200 million, three-year revolving credit agreement with several international banks. At December 31, 1998, outstanding borrowings under this agreement were $148.5 million with an effective interest rate of 5.5%. Additionally, the Company has entered into financing arrangements which provide for the sale of future foreign currency revenues. As of December 31, 1998, the Company had committed to borrowings during 1999 in the cumulative principle amount of approximately $280 million. No borrowings were outstanding under these arrangements at December 31, 1998 or 1997. At December 31, 1998, the Company had $715.9 million of total short-term lines of credit, of which $543.6 million were unused and available for borrowing on an unsecured basis.

Long-term debt at year-end consisted of:

--------------------------------------------------------------------------------
(millions)                                            1998             1997
--------------------------------------------------------------------------------
(a)     Seven-Year Notes due 2005                   $  200.0          $     -
(b)     Seven-Year Notes due 2004                      500.0             500.0
(c)     Four-Year Notes due 2001                       500.0             500.0
(d)     Three-Year Notes due 2001                      400.0                -
(e)     Five-Year Notes due 1998                         -               200.0
(d)     Commercial paper                                 -               400.0
        Other                                           15.6              26.6
--------------------------------------------------------------------------------
                                                     1,615.6           1,626.6
        Less current maturities                         (1.1)           (211.2)
--------------------------------------------------------------------------------
        Balance, December 31                        $1,614.5          $1,415.4
--------------------------------------------------------------------------------

(A) In October 1998, the Company issued $200 of seven-year 4.875% fixed rate U.S. Dollar Notes to replace maturing long-term debt. The Company entered into a series of interest rate hedges throughout 1998 to effectively fix the interest rate prior to issuance. The effect of the hedges, when combined with original issue discounts, resulted in an effective interest rate on this debt of 6.07%.

(B) In January 1997, the Company issued $500 of seven-year 6.625% fixed rate Euro Dollar Notes. In conjunction with this issuance, the Company settled $500 notional amount of interest rate forward swap agreements, which effectively fixed the interest rate on the debt at 6.354%. Associated with this debt, during September 1997, the Company entered into a $225 notional, 4 1/2 fixed-to-floating interest rate swap, indexed to the three-month London Interbank Offered Rate (LIBOR). Under the terms of this swap, if three-month LIBOR decreases to 4.71% or below, the swap will expire. At year-end 1998, three-month LIBOR was 5.07%.

(C) In August 1997, the Company issued $500 of four-year 6.125% Euro Dollar Notes. In conjunction with this issuance, the Company settled $400 notional amount of interest rate forward swap agreements which effectively fixed the interest rate on the debt at 6.4%. Associated with this debt, during September 1997, the Company entered into a $200 notional, four-year fixed-to-floating interest rate swap, indexed to three-month LIBOR.

(D) At December 31, 1997, $400 of the Company's commercial paper was classified as long-term, based on the Company's intent and ability to refinance as evidenced by an issuance of $400 of three-year 5.75% fixed rate U.S. Dollar Notes on February 4, 1998. These Notes were issued under an existing "shelf registration" with the Securities and Exchange Commission, and provide an option to holders to extend the obligation for an additional four years at a predetermined interest rate of 5.63% plus the

      Company's then-current credit spread. As a result of this option, the effective interest rate on the three-year Notes is 5.23%. Concurrent with this issuance, the Company entered into a $400 notional, three-year fixed-to-floating interest rate swap, indexed to the Federal Reserve AA Composite Rate on 30-day commercial paper.

(e) In October 1993, the Company issued $200 of five-year 6.25% Euro Canadian Dollar Notes which were swapped into 4.629% fixed rate U.S. Dollar obligations for the duration of the five-year term.


Scheduled principal repayments on long-term debt are (in millions): 1999-$1; 2000-$6; 2001-$900; 2002-$5; 2003-$2; 2004 and beyond-$702.

Interest paid was (in millions): 1998-$113; 1997-$85; 1996-$67. Interest expense capitalized as part of the construction cost of fixed assets was (in millions):
1998-$7.8; 1997-$9.6; 1996-$3.8.

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the stock option plans been determined based on the fair value at the grant date consistent with SFAS #123, the Company's net earnings and earnings per share are estimated as follows:


(millions, except per share data)             1998       1997      1996
------------------------------------------------------------------------
Net earnings
  As reported                               $ 502.6    $ 546.0   $ 531.0
  Pro forma                                 $ 484.4    $ 520.8   $ 514.1
Net earnings per share (basic and diluted)
  As reported                               $  1.23    $  1.32   $  1.25
  Pro forma                                 $  1.19    $  1.26   $  1.21
------------------------------------------------------------------------

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                           1998       1997      1996
------------------------------------------------------------------------
Risk-free interest rate                   5.56%      6.31%      6.16%
Dividend yield                            2.00%      1.97%      2.30%
Volatility                               21.28%     19.83%     19.16%
Average expected term (years)             3.47       3.52       3.34
Fair value of options granted            $8.45      $7.48      $6.32
------------------------------------------------------------------------

Under the Key Employee Long-Term Incentive Plan, options for 9.8 million and
13.2 million shares were available for grant at December 31, 1998 and 1997, respectively. Under the Kellogg Employee Stock Ownership Plan, options for 6.0 million and 6.9 million shares were available for grant at December 31, 1998 and 1997, respectively. Transactions under these plans were:


(millions, except per share data)            1998       1997      1996
------------------------------------------------------------------------
Under option, January 1                       12.4       11.2       8.4
  Granted                                      6.8        6.0       5.2
  Exercised                                   (1.7)      (4.5)     (2.1)
  Cancelled                                   (1.1)      (0.3)     (0.3)
------------------------------------------------------------------------
Under option, December 31                     16.4       12.4      11.2
------------------------------------------------------------------------
Exercisable, December 31                       8.7        8.1       7.6
------------------------------------------------------------------------
Shares available, December 31,
  for options that may be granted             15.8       20.1      23.8
------------------------------------------------------------------------
                                           Average prices per share
                                        --------------------------------
Under option, January 1                  $      35   $     33   $    30
  Granted                                       43         36        38
  Exercised                                     34         33        30
  Cancelled                                     33         34        30
------------------------------------------------------------------------
Under option, December 31                $      38   $     35   $    33
------------------------------------------------------------------------
Exercisable, December 31                 $      36   $     36   $    35
------------------------------------------------------------------------

Employee stock options outstanding and exercisable under these plans as of December 31, 1998, were:


(millions, except                 Outstanding                   Exercisable
per share data)      -------------------------------------  ----------------------
                                               Weighted
                                   Weighted    average                  Weighted
      Range of                     average     remaining                average
      exercise        Number of    exercise   contractual   Number of   exercise
       prices          Options      price    life (yrs.)     Options     price
----------------------------------------------------------------------------------
      $15 - 34           5.1       $ 31          5.0          3.5       $  30
       35 - 39           3.9         38          4.9          2.6          38
       40 - 44           6.6         44          1.8          1.8          43
       45 - 50           0.8         48          5.7          0.8          48
----------------------------------------------------------------------------------
                        16.4                                  8.7
----------------------------------------------------------------------------------

NOTE 8 PENSION BENEFITS

The Company has a number of U.S. and foreign pension plans to provide retirement benefits for its employees. Benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments. Investment in Company common stock represented 2.4% and 4.2% of consolidated plan assets at December 31, 1998, and 1997, respectively.

The components of pension expense were:

-----------------------------------------------------------------------------------------
(millions)                                                     1998      1997      1996
-----------------------------------------------------------------------------------------
Service cost                                                $   41.3   $  29.9   $  27.6
Interest cost                                                   81.3      79.6      72.8
Expected return on plan assets                                (113.9)   (104.7)    (95.0)
Amortization of unrecognized transition obligation               0.7      (0.3)     (0.5)
Amortization of unrecognized prior service cost                  7.5       7.9       7.2
Recognized losses                                               10.0       4.7       5.2
Curtailment loss and special
  termination benefits                                          17.4         -       4.0
-----------------------------------------------------------------------------------------
Pension expense - Company plans                                 44.3      17.1      21.3
Pension expense - multiemployer plans                            1.2       1.9       2.0
-----------------------------------------------------------------------------------------
Total pension expense                                       $   45.5   $  19.0   $  23.3
-----------------------------------------------------------------------------------------

The worldwide weighted average actuarial assumptions were:

-----------------------------------------------------------------------------------------
                                                           1998      1997      1996
-----------------------------------------------------------------------------------------
Discount rate                                                6.7%      7.6%      7.9%
Long-term rate of compensation increase                      4.9%      4.9%      5.2%
Long-term rate of return on plan assets                     10.5%     10.5%     10.5%
-----------------------------------------------------------------------------------------

The aggregate change in projected benefit obligation, change in plan assets, and funded status were:

----------------------------------------------------------------------------------------------
(millions)                                                               1998      1997
----------------------------------------------------------------------------------------------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at beginning of year                      $ 1,133.4     $ 1,036.3
Service cost                                                                41.3          29.9
Interest cost                                                               81.3          79.6
Plan participants' contributions                                             1.4           -
Amendments                                                                   9.6           1.3
Actuarial loss                                                             133.6          41.1
Benefits paid                                                              (70.5)        (62.7)
Other                                                                        1.1           7.9
----------------------------------------------------------------------------------------------
Projected benefit obligation at end of year                            $ 1,331.2     $ 1,133.4
----------------------------------------------------------------------------------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                         $ 1,209.0     $ 1,048.7
Actual return on plan assets                                               132.6         210.4
Employer contribution                                                       54.7          38.8
Plan participants' contributions                                             1.4           -
Benefits paid                                                              (70.5)        (62.7)
Other                                                                       (8.9)        (26.2)
----------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                               $ 1,318.3     $ 1,209.0
----------------------------------------------------------------------------------------------

FUNDED STATUS                                                          $   (12.9)    $    75.6
Unrecognized net loss                                                      111.5           7.4
Unrecognized transition amount                                               4.2           4.4
Unrecognized prior service cost                                             36.2          47.2
----------------------------------------------------------------------------------------------
Prepaid pension                                                        $   139.0     $   134.6
----------------------------------------------------------------------------------------------

AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL
 POSITION CONSIST OF
    Prepaid benefit cost                                               $   213.6     $   185.4
    Accrued benefit liability                                              (88.4)        (61.5)
    Intangible asset                                                        13.8          10.7
----------------------------------------------------------------------------------------------
Net amount recognized                                                  $   139.0     $   134.6
----------------------------------------------------------------------------------------------

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were, in millions, $104.6, $84.5, and $8.3, respectively, as of December 31, 1998, and $87.1, $69.1, and $15.4, respectively, as of December 31, 1997.

All gains and losses, other than curtailment losses and special termination benefits, are recognized over the average remaining service period of active plan participants. Curtailment losses and special termination benefits recognized in 1998 and 1996 relate to operational workforce reduction initiatives undertaken during these years and are recorded as a component of non-recurring charges. (Refer to Note 3 for further information.)

Certain of the Company's subsidiaries sponsor 401(k) or similar savings plans for active employees. Expense related to these plans was (in millions):
1998-$16; 1997-$16; 1996-$17.



NOTE 9  NONPENSION POSTRETIREMENT BENEFITS
Certain of the Company's North American subsidiaries provide health care and other benefits to substantially all retired employees, their covered dependents, and beneficiaries. Generally, employees are eligible for these benefits when one of the following service/age requirements is met: 30 years and any age; 20 years and age 55; 5 years and age 62. Plan assets consist primarily of equity securities with smaller holdings of bonds.

Components of postretirement benefit expense were:

----------------------------------------------------------------------------------
(millions)                                          1998       1997        1996
----------------------------------------------------------------------------------
Service cost                                          $9.1       $9.6       $11.2
Interest cost                                         36.8       37.2        40.2
Expected return on plan assets                       (15.0)     (13.3)          -
Amortization of unrecognized prior service cost       (0.5)      (0.5)        0.3
Recognized gains                                      (5.3)      (6.3)          -
Curtailment loss and special
     termination benefits                              1.0          -         1.0
----------------------------------------------------------------------------------
Postretirement benefit expense                       $26.1      $26.7       $52.7
----------------------------------------------------------------------------------

The worldwide weighted average actuarial assumptions were:

----------------------------------------------------------------------------------
                                                   1998       1997       1996
----------------------------------------------------------------------------------
Discount rate                                         7.0%      7.25%       7.75%
Long-term rate of return on plan assets              10.5%      10.5%       n/a
----------------------------------------------------------------------------------

The aggregate change in accumulated postretirement benefit obligation, change in plan assets, and funded status were:

----------------------------------------------------------------------------------

(millions)                                                    1998       1997
----------------------------------------------------------------------------------
CHANGE IN ACCUMULATED BENEFIT OBLIGATION
Accumulated benefit obligation at beginning of year          $  523.3   $   494.1
Service cost                                                      9.1         9.6
Interest cost                                                    36.8        37.2
Actuarial loss                                                    7.6        11.9
Amendments                                                        2.2           -
Benefits paid                                                   (29.5)      (29.0)
Other                                                            (0.7)       (0.5)
                                                           -----------------------
Accumulated benefit obligation at end of year                $  548.8   $   523.3
                                                           -----------------------

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year               $  150.7   $    81.0
Actual return on plan assets                                     22.1        23.0
Employer contribution                                            34.1        75.7
Benefits paid                                                   (29.5)      (29.0)
                                                           -----------------------
Fair value of plan assets at end of year                     $  177.4   $   150.7
                                                           -----------------------

FUNDED STATUS                                                $ (371.4)  $  (372.6)
Unrecognized net gain                                           (80.9)      (86.5)
Unrecognized prior service cost                                  (6.2)       (8.1)
                                                           -----------------------
Accrued postretirement benefit cost                          $ (458.5)  $  (467.2)
                                                           -----------------------


AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL
 POSITION CONSIST OF
    Accrued benefit liability                                $ (458.5)  $  (467.2)

----------------------------------------------------------------------------------

The assumed health care cost trend rate was 7.0% for 1998, decreasing gradually to 4.2% by the year 2003 and remaining at that level thereafter. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline. A one percentage point change in assumed health care cost trend rates would have the following effects:

---------------------------------------------------------------------------------------------
                                                    One percentage        One percentage
(millions)                                          point increase        point decrease
---------------------------------------------------------------------------------------------
Effect on total of service and
 interest cost components                           $  6.5                $  (4.2)

Effect on postretirement benefit obligation         $ 65.4                $ (54.5)

---------------------------------------------------------------------------------------------

All gains and losses, other than curtailment losses and special termination benefits, are recognized over the average remaining service period of active plan participants. Curtailment losses and special termination benefits recognized in 1998 and 1996 relate to operational workforce reduction initiatives undertaken during these years and are recorded as a component of non-recurring charges. (Refer to Note 3 for further information.) Since December 1996, the Company has contributed to a voluntary employee benefit association
(VEBA) trust for funding of its nonpension postretirement benefit obligations.

NOTE 10 INCOME TAXES

Earnings before income taxes and cumulative effect of accounting change, and the provision for U.S. federal, state, and foreign taxes on these earnings, were:

------------------------------------------------------------------------------------
(millions)                                          1998        1997         1996
------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES
AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE
     United States                                  $564.0      $576.4       $516.7
     Foreign                                         218.5       328.1        343.2
------------------------------------------------------------------------------------
                                                    $782.5      $904.5       $859.9
------------------------------------------------------------------------------------
INCOME TAXES
     Currently payable
        Federal                                     $128.7      $129.4       $130.6
        State                                         17.8        29.6         21.9
        Foreign                                       87.2       143.0        118.4
------------------------------------------------------------------------------------
                                                     233.7       302.0        270.9
------------------------------------------------------------------------------------
     Deferred
        Federal                                       30.6        50.2         45.7
        State                                          1.7         4.0         11.4
        Foreign                                       13.9       (15.7)         0.9
------------------------------------------------------------------------------------
                                                      46.2        38.5         58.0
------------------------------------------------------------------------------------
Total income taxes                                  $279.9      $340.5       $328.9
------------------------------------------------------------------------------------

The difference between the U.S. federal statutory tax rate and the Company's effective rate was:

------------------------------------------------------------------------------------
                                                     1998        1997        1996
------------------------------------------------------------------------------------
U.S. statutory rate                                   35.0%       35.0%        35.0%
Foreign rates varying from 35%                        (2.0)       (1.6)         0.7
State income taxes, net of federal benefit             2.4         2.4          2.5
Net change in valuation allowances                     2.9         1.6         (0.1)
Statutory rate changes, deferred tax impact           (0.3)       (0.5)           -
Other                                                 (2.2)        0.7          0.1
------------------------------------------------------------------------------------
Effective income tax rate                            35.8%       37.6%        38.2%
------------------------------------------------------------------------------------

The 1998 and 1997 increases in valuation allowances on deferred tax assets and corresponding impacts on the effective income tax rate, as presented above, primarily result from management's assessment of the Company's ability to utilize certain operating loss and tax credit carryforwards. Total tax benefits of carryforwards at year-end 1998 and 1997 were $55.1 million and $30.4 million, respectively, and principally expire after five years.

The deferred tax assets and liabilities included in the balance sheet at year-end were:

------------------------------------------------------------------------------------------------------------
                                                   Deferred tax assets         Deferred tax liabilities
(millions)                                          1998        1997         1998        1997
------------------------------------------------------------------------------------------------------------
Current:
    Promotion and advertising                        $26.0       $65.0         $9.9       $10.5
    Wages and payroll taxes                           27.3        13.8          -           -
    Health and postretirement benefits                18.1        15.7          3.8         2.4
    State taxes                                        5.7         8.1          -           -
    Operating loss and credit carryforwards            1.5         2.1          -           -
    Other                                             27.9        24.2         15.4        12.3
------------------------------------------------------------------------------------------------------------
                                                     106.5       128.9         29.1        25.2
        Less valuation allowance                      (1.5)       (4.1)         -           -
------------------------------------------------------------------------------------------------------------
                                                     105.0       124.8         29.1        25.2
------------------------------------------------------------------------------------------------------------

Noncurrent:
    Depreciation and asset disposals                  15.7        18.8        347.4       326.0
    Health and postretirement benefits               164.3       163.5         58.8        56.2
    Capitalized interest                                -           -          28.3        28.8
    State taxes                                         -           -           1.9         2.6
    Operating loss and credit carryforwards           53.6        28.3          -           -
    Other                                             36.4        26.6          9.9         5.8
------------------------------------------------------------------------------------------------------------
                                                     270.0       237.2        446.3       419.4
        Less valuation allowance                     (67.1)      (41.8)         -           -
------------------------------------------------------------------------------------------------------------
                                                     202.9       195.4        446.3       419.4
------------------------------------------------------------------------------------------------------------

Total deferred taxes                                $307.9      $320.2       $475.4      $444.6
------------------------------------------------------------------------------------------------------------

At December 31, 1998, foreign subsidiary earnings of $1.2 billion were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on these earnings. Foreign withholding taxes of approximately $75 million would be payable upon remittance of these earnings. Subject to certain limitations, the withholding taxes would then be available for use as credits against the U.S. tax liability.

Cash paid for income taxes was (in millions): 1998-$211; 1997-$332; 1996-$281.

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

The Company assesses foreign currency risk based on transactional cash flows and enters into forward contracts and other commitments to sell foreign currency revenues, all of generally less than twelve months duration, to reduce fluctuations in net long or short currency positions. Foreign currency contracts are marked-to-market with net amounts due to or from counterparties recorded in accounts receivable or payable. For contracts hedging firm commitments, mark-to-market gains and losses are deferred and recognized as adjustments to the basis of the transaction. For contracts hedging subsidiary investments, mark-to-market gains and losses are recorded in the accumulated other comprehensive income component of shareholders' equity. For all other contracts, mark-to-market gains and losses are recognized currently in other income or expense. Commitments to sell future foreign currency revenues are accounted for as contingent borrowings.

The notional amounts of open forward contracts were $22.2 million and $143.2 million at December 31, 1998, and 1997, respectively. No borrowings were outstanding under commitments to sell foreign currency revenues at December 31, 1998 or 1997. Refer to Supplemental Financial Information on pages 33 and 34 for further information regarding these contracts.

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

The notional amounts of currency and interest rate swaps were $1.05 billion and $875.0 million at December 31, 1998, and 1997, respectively. Refer to Note 6 and Supplemental Financial Information on pages 33 and 34 for further information regarding these swaps.

PRICE RISK
The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. The Company uses the combination of long cash positions with vendors, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year. Commodity contracts are marked-to-market with net amounts due to or from brokers recorded in accounts receivable or payable. Mark-to-market gains and losses are deferred and recognized as adjustments to the basis of the underlying material purchase.

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

NOTE 12 QUARTERLY FINANCIAL DATA (unaudited)

-----------------------------------------------------------------------------------------------------------
(millions, except                          Net sales                                Gross profit
per share data)                        1998         1997                       1998               1997
-----------------------------------------------------------------------------------------------------------
First                                 $1,642.9     $1,688.9                  $   861.1           $   860.9
Second                                 1,713.5      1,719.7                      893.9               908.9
Third                                  1,805.8      1,803.8                      936.9               944.4
Fourth                                 1,599.9      1,617.7                      787.6               845.8
-----------------------------------------------------------------------------------------------------------
                                      $6,762.1     $6,830.1                  $ 3,479.5           $ 3,560.0
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                         Earnings before                          Earnings per share
                                       cumulative effect of                     before cumulative effect
                                       accounting change (a)                  of accounting change (a)(b)
-----------------------------------------------------------------------------------------------------------
                                       1998         1997                       1998               1997
-----------------------------------------------------------------------------------------------------------
First                                   $170.7       $160.6                       0.42               $0.38
Second                                   143.2        163.6                       0.35                0.39
Third                                    141.9        207.2                       0.35                0.50
Fourth                                    46.8         32.6                       0.11                0.08
-----------------------------------------------------------------------------------------------------------
                                        $502.6       $564.0
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                        Net earnings (a)                       Earnings per share (a)(b)
                                       1998         1997                       1998               1997
-----------------------------------------------------------------------------------------------------------
First                                   $170.7       $160.6                      $0.42               $0.38
Second                                   143.2        163.6                       0.35                0.39
Third                                    141.9        207.2                       0.35                0.50
Fourth                                    46.8         14.6                       0.11                0.04
-----------------------------------------------------------------------------------------------------------
                                        $502.6       $546.0
-----------------------------------------------------------------------------------------------------------

(a) The quarterly results of 1998 and 1997 include the following non-recurring charges and cumulative effect of accounting change. (Refer to Notes 1 and 3 for further information.)


----------------------------------------------------------------------------
                                 Net earnings             Earnings per share

                              1998        1997           1998         1997
----------------------------------------------------------------------------
Non-recurring charges:
  Second                     $     -     $   (8.0)       $     -    $ (0.02)
  Third                            -         (6.6)             -      (0.02)
  Fourth                       (46.3)      (125.9)         (0.12)     (0.31)
----------------------------------------------------------------------------
Earnings before cumulative
effect of accounting change    (46.3)      (140.5)

Cumulative effect of
accounting change - Fourth         -        (18.0)             -      (0.04)
----------------------------------------------------------------------------
Net earnings                  ($46.3)     ($158.5)
----------------------------------------------------------------------------

(b) Earnings per share presented represent both basic and diluted earnings per share.


The principal market for trading Kellogg shares is the New York Stock Exchange
(NYSE). The shares are also traded on the Boston, Chicago, Cincinnati, Pacific, and Philadelphia Stock Exchanges. At year-end 1998, the closing price (on the NYSE) was $34 1/8 and there were 24,634 shareholders of record.

Dividends paid and the quarterly price ranges on the NYSE during the last two years were:

---------------------------------------------------------------------------------------
                                                                    Stock Price
                                                              -------------------------
1998 - QUARTER                                     Dividend        High         Low
---------------------------------------------------------------------------------------
Fourth                                               $0.235        $37.63       $32.19
Third                                                 0.235         39.19        29.56
Second                                                0.225         43.50        37.69
First                                                 0.225         49.69        41.81
---------------------------------------------------------------------------------------
                                                     $0.920
---------------------------------------------------------------------------------------
1997 - Quarter
---------------------------------------------------------------------------------------
Fourth                                               $0.225        $50.38       $40.00
Third                                                 0.225         50.38        42.00
Second                                                0.210         43.44        32.00
First                                                 0.210         36.38        32.06
---------------------------------------------------------------------------------------
                                                     $0.870
---------------------------------------------------------------------------------------

NOTE 13 OPERATING SEGMENTS

The Company manufactures and markets ready-to-eat cereal and other grain-based convenience food products, including toaster pastries, frozen waffles, cereal bars, and bagels, throughout the world. Principal markets for these products include the United States and Great Britain. Operations are managed via four major geographic areas - North America, Europe, Asia-Pacific, and Latin America
- which are the basis of the Company's reportable operating segment information disclosed below. The measurement of operating segment results is generally consistent with the presentation of the Consolidated Statement of Earnings and Balance Sheet. Intercompany transactions between reportable operating segments were insignificant in all periods presented.


      (millions)                                                           1998             1997               1996
      ----------------------------------------------------------------------------------------------------------------
       NET SALES
            North America                                               $ 4,175.9          $ 4,260.8         $ 4,086.3
            Europe                                                        1,698.5            1,702.0           1,749.6
            Asia-Pacific                                                    377.0              411.9             433.2
            Latin America                                                   510.7              455.4             407.5
                                                                -------------------------------------------------------
            Consolidated                                                $ 6,762.1          $ 6,830.1         $ 6,676.6
                                                                -------------------------------------------------------

       ----------------------------------------------------------------------------------------------------------------
       OPERATING PROFIT EXCLUDING NON-RECURRING CHARGES
            North America                                                 $ 831.6            $ 884.8           $ 762.3
            Europe                                                          211.4              305.8             305.1
            Asia-Pacific                                                     48.3               51.1              61.3
            Latin America                                                   107.2              111.8              94.2
            Corporate and other                                            (232.9)            (160.3)           (127.9)
                                                                -------------------------------------------------------
            Consolidated (a)                                              $ 965.6          $ 1,193.2         $ 1,095.0
                                                                -------------------------------------------------------

       ----------------------------------------------------------------------------------------------------------------
       DEPRECIATION AND AMORTIZATION
            North America                                                 $ 152.1            $ 153.7           $ 135.1
            Europe                                                           54.6               59.6              59.9
            Asia-Pacific                                                     21.3               21.9              20.7
            Latin America                                                    14.2               12.5              10.2
            Corporate and other                                              35.9               39.6              25.6
                                                                -------------------------------------------------------
            Consolidated                                                  $ 278.1            $ 287.3           $ 251.5
                                                                -------------------------------------------------------

       --------------------------------------------------------------------------------------------------------------
       TOTAL ASSETS
            North America                                               $ 2,430.8          $ 2,519.2         $ 2,574.0
            Europe                                                        1,336.0            1,154.5           1,254.1
            Asia-Pacific                                                    328.4              309.5             449.2
            Latin America                                                   380.9              361.4             285.6
            Corporate and other                                           1,516.7            1,405.1           1,316.5
            Elimination entries                                            (941.3)            (872.1)           (829.4)
                                                                -------------------------------------------------------
            Consolidated                                                $ 5,051.5          $ 4,877.6         $ 5,050.0
                                                                -------------------------------------------------------

       ----------------------------------------------------------------------------------------------------------------
       ADDITIONS TO LONG-LIVED ASSETS
            North America                                                  $ 82.5            $ 166.5           $ 544.6
            Europe                                                          169.1               60.7              71.9
            Asia-Pacific                                                     40.3               24.3              34.7
            Latin America                                                    41.7               43.3              17.7
            Corporate and other                                              98.5               94.9             138.3
                                                                -------------------------------------------------------
            Consolidated                                                  $ 432.1            $ 389.7           $ 807.2
                                                                -------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------


(a)    Reconciliation to operating profit as reported:             1998              1997               1996

            Operating profit excluding
                 non-recurring charges                           $ 965.6          $ 1,193.2         $ 1,095.0
            Non-recurring charges                                  (70.5)            (184.1)           (136.1)
                                                                --------------------------------------------------------
            Operating profit as reported                         $ 895.1          $ 1,009.1         $   958.9
                                                                --------------------------------------------------------

Supplemental geographic information is provided below for revenues from external customers and long-lived assets:


(millions)                                                           1998              1997               1996
------------------------------------------------------------------------------------------------------------------
NET SALES
United States                                                      $ 3,858.0         $ 3,922.2          $ 3,733.7
Great Britain                                                          743.6             719.0              673.8
Other foreign countries                                              2,160.5           2,188.9            2,269.1
                                                              ----------------------------------------------------
       Consolidated                                                $ 6,762.1         $ 6,830.1          $ 6,676.6
                                                              ----------------------------------------------------

------------------------------------------------------------------------------------------------------------------


LONG-LIVED ASSETS
United States                                                      $ 1,644.2         $ 1,707.1          $ 1,720.0
Great Britain                                                          553.0             452.4              463.2
Other foreign countries                                              1,330.3           1,225.2            1,304.3
                                                              ----------------------------------------------------
       Consolidated                                                $ 3,527.5         $ 3,384.7          $ 3,487.5
                                                              ----------------------------------------------------

------------------------------------------------------------------------------------------------------------------



Supplemental product information is provided below for revenues from external customers:




(millions)                                                            1998              1997               1996
------------------------------------------------------------------------------------------------------------------
Ready-to-eat cereal net sales                                      $ 5,265.4         $ 5,435.8          $ 5,543.8
Convenience foods net sales                                          1,496.7           1,394.3            1,132.8
                                                              ----------------------------------------------------
       Consolidated                                                $ 6,762.1         $ 6,830.1          $ 6,676.6
                                                              ----------------------------------------------------




NOTE 14 SUPPLEMENTAL FINANCIAL STATEMENT DATA


(millions)

------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF EARNINGS                 1998         1997       1996
------------------------------------------------------------------------------------
Research and development expense                     $121.9       $106.1       $84.3
Advertising expense                                  $695.3       $780.4      $778.9
====================================================================================

------------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS               1998         1997       1996
------------------------------------------------------------------------------------
Accounts receivable                                 ($102.6)        $5.1       $10.9
Inventories                                           (15.0)        (8.1)      (35.4)
Other current assets                                   33.2        (11.0)       (0.5)
Accounts payable                                       58.9         (8.7)      (41.0)
Other current liabilities                             (76.8)         1.9       (11.3)
------------------------------------------------------------------------------------
    CHANGES IN OPERATING ASSETS AND LIABILITIES     ($102.3)      ($20.8)     ($77.3)
====================================================================================

------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET                                      1998       1997
------------------------------------------------------------------------------------
Raw materials and supplies                                        $133.3      $135.0
Finished goods and materials in process                            318.1       299.3
------------------------------------------------------------------------------------
    INVENTORIES                                                   $451.4      $434.3
------------------------------------------------------------------------------------

Deferred income taxes                                              $89.9      $113.4
Prepaid advertising and promotion                                   69.9        95.2
Other                                                               55.9        64.1
------------------------------------------------------------------------------------
    OTHER CURRENT ASSETS                                          $215.7      $272.7
------------------------------------------------------------------------------------

Land                                                               $49.3       $49.0
Buildings                                                        1,247.9     1,213.8
Machinery and equipment                                          3,608.2     3,434.7
Construction in progress                                           341.4       283.1
Accumulated depreciation                                        (2,358.0)   (2,207.3)
------------------------------------------------------------------------------------
    PROPERTY, NET                                               $2,888.8   $ 2,773.3
------------------------------------------------------------------------------------

Goodwill                                                          $185.5      $194.3
Other intangibles                                                  194.0       191.2
Other                                                              286.7       251.1
------------------------------------------------------------------------------------
    OTHER ASSETS                                                  $666.2      $636.6
------------------------------------------------------------------------------------

Accrued income taxes                                               $69.4       $30.5
Accrued salaries and wages                                         100.7        99.7
Accrued advertising and promotion                                  243.4       308.8
Other                                                              296.6       310.5
------------------------------------------------------------------------------------
    OTHER CURRENT LIABILITIES                                     $710.1      $749.5
------------------------------------------------------------------------------------

Nonpension postretirement benefits                                $435.2      $444.1
Deferred income taxes                                              259.2       237.7
Other                                                              134.3       125.6
------------------------------------------------------------------------------------
    OTHER LIABILITIES                                             $828.7      $807.4
------------------------------------------------------------------------------------
====================================================================================

Report of Independent Accountants

PRICEWATERHOUSECOOPERS LLP

To the Shareholders and Board of Directors of Kellogg Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for business process reengineering costs effective October 1, 1997.



/s/ PriceWaterhouseCoopers LLP
    PRICEWATERHOUSECOOPERS LLP


Battle Creek, Michigan
January 29, 1999

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

FOREIGN EXCHANGE RISK
The Company is exposed to fluctuations in foreign currency cash flows related to third party purchases, intercompany product shipments, and intercompany loans. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. Primary exposures include the U.S. Dollar versus the British Pound, member currencies of the European Monetary Union, Australian Dollar, Canadian Dollar, and Mexican Peso, and in the case of inter-subsidiary transactions, the British Pound versus other European currencies. The Company assesses foreign currency risk based on transactional cash flows and enters into forward contracts and other commitments to sell foreign currency revenues, all of generally less than twelve months duration, to reduce fluctuations in net long or short currency positions. No borrowings were outstanding under commitments to sell foreign currency revenues at December 31, 1998 or 1997. As of December 31, 1998, the Company had committed to borrowings during 1999 in the cumulative principle amount of approximately $280 million.

The tables below summarize forward contracts held at year-end 1998 and 1997. All contracts are valued in U.S. Dollars using year-end exchange rates, are hedges of anticipated transactions (unless indicated otherwise), and mature within one year.

-------------------------------------------------------------------------------------------------------------------------

CONTRACTS TO SELL FOREIGN CURRENCY
-------------------------------------------------------------------------------------------------------------------------
CURRENCY                 CURRENCY                NOTIONAL VALUE       EXCHANGE RATE          FAIR VALUE
SOLD                     RECEIVED                  (MILLIONS)           (FC/1US$)            (MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
                                                 1998     1997       1998       1997       1998       1997
Belgian Franc            British Pound            $ 1.9    $ 11.7       35.11     35.19        $ -      $ 0.5
--------------------------------------------------------------------------------------------------------------
Swiss Franc              German Deutschmark         0.3       3.9        2.08      1.46          -          -
--------------------------------------------------------------------------------------------------------------
French Franc             German Deutschmark           -       4.3           -      6.08          -          -
--------------------------------------------------------------------------------------------------------------
French Franc             Danish Kroner                -       0.6           -      6.06          -          -
--------------------------------------------------------------------------------------------------------------
Danish Kroner            British Pound              3.2       5.4        6.60      6.67       (0.1)       0.1
--------------------------------------------------------------------------------------------------------------
Belgian Franc            French Franc                 -       1.0           -     36.87          -          -
--------------------------------------------------------------------------------------------------------------
French Franc             British Pound              6.9      48.0        5.69      5.70       (0.1)       2.3
--------------------------------------------------------------------------------------------------------------
Irish Punt               British Pound              3.4      27.4        0.68      0.66          -        1.7
--------------------------------------------------------------------------------------------------------------
Spanish Peseta           British Pound                -       1.3           -    134.72          -        0.2
--------------------------------------------------------------------------------------------------------------
Swedish Kroner           Danish Kroner              1.6      16.0        7.41      7.89        0.1        0.1
--------------------------------------------------------------------------------------------------------------
Venezuelan Bolivar       U.S. Dollar                2.1         -      726.67         -       (0.6)         -
--------------------------------------------------------------------------------------------------------------
                         TOTAL                   $ 19.4   $ 119.6                           $ (0.7)     $ 4.9

-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
CONTRACTS TO PURCHASE FOREIGN CURRENCY
-------------------------------------------------------------------------------------------------------------------------
CURRENCY                       CURRENCY          NOTIONAL VALUE       EXCHANGE RATE          FAIR VALUE
PURCHASED                      EXCHANGED           (MILLIONS)           (FC/1US$)            (MILLIONS)
-------------------------------------------------------------------------------------------------------------------------
                                                 1998     1997       1998       1997       1998       1997
Swiss Franc (a)          British Pound              $ -     $ 4.7           -      1.42        $ -     $ (0.1)
--------------------------------------------------------------------------------------------------------------
German Deutschmark (a)   British Pound                -       0.3           -      1.72          -          -
--------------------------------------------------------------------------------------------------------------
German Deutschmark       British Pound              2.8      18.6        1.69      1.71          -       (0.8)
--------------------------------------------------------------------------------------------------------------
                         TOTAL                    $ 2.8    $ 23.6                              $ -     $ (0.9)

-------------------------------------------------------------------------------------------------------------------------

(a) Designated as hedge of firm commitment.

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

The tables below provide information on the Company's significant debt issues and related hedging instruments at year-end 1998 and 1997. For foreign currency-denominated debt, the information is presented in U.S. Dollar equivalents. Variable interest rates are based


--------------------------------------------------------------------------------------------------------------

SIGNIFICANT DEBT ISSUES                                                                  12/31/98   12/31/97
--------------------------------------------------------------------------------------------------------------

 DEBT                                            PRINCIPAL BY YEAR OF MATURITY (MILLIONS)   FAIR VALUE   FAIR VALUE
                                                 ---------------------------------------   (MILLIONS)   (MILLIONS)
CHARACTERISTICS                                  1999     2001       2004       2005
--------------------------------------------------------------------------------------------------------------
Euro Dollar                                               $ 500.0                          $ 505.8    $ 502.6
--------------------------------------------------------------------------------------------------------------
fixed rate                                                 6.125%
--------------------------------------------------------------------------------------------------------------
effective rate (a)                                         6.400%
--------------------------------------------------------------------------------------------------------------
U.S. Dollar                                               $ 400.0                          $ 435.9    $     -
--------------------------------------------------------------------------------------------------------------
fixed rate                                                  5.75%
--------------------------------------------------------------------------------------------------------------
effective rate (b)                                          5.23%
--------------------------------------------------------------------------------------------------------------
Euro Dollar                                                           $ 500.0              $ 510.2    $ 515.3
--------------------------------------------------------------------------------------------------------------
fixed rate                                                             6.625%
--------------------------------------------------------------------------------------------------------------
effective rate (a)                                                     6.354%
--------------------------------------------------------------------------------------------------------------
U.S. Dollar                                                                     $ 200.0    $ 198.4    $     -
--------------------------------------------------------------------------------------------------------------
fixed rate                                                                       4.875%
--------------------------------------------------------------------------------------------------------------
effective rate (a)                                                               6.070%
--------------------------------------------------------------------------------------------------------------
U.S. commercial paper                           $ 423.3                                    $ 423.3    $     -
--------------------------------------------------------------------------------------------------------------
weighted avg. variable                              5.2%
--------------------------------------------------------------------------------------------------------------
Multi-currency revolving credit facility        $ 148.5                                    $ 148.5    $     -
--------------------------------------------------------------------------------------------------------------
effective rate                                      5.5%
--------------------------------------------------------------------------------------------------------------
Other debt issues maturing in 1998:
--------------------------------------------------------------------------------------------------------------
Euro Canadian Dollar                                                                       $     -    $ 186.6
--------------------------------------------------------------------------------------------------------------
U.S. commercial paper (c)                                                                  $     -    $ 744.2
--------------------------------------------------------------------------------------------------------------

(a) Effective fixed interest rate paid, as a result of settlement of forward interest rate swap at date of debt issuance.

(b) Effective fixed interest rate paid, as a result of extendable feature. Refer to Note 6 within Notes to Consolidated Financial Statements for further information.

(c) $400 million of commercial paper classified in long-term debt as of year-end 1997. Refer to Note 6 within Notes to Consolidated Financial Statements for further information.

on effective rates or implied forward rates as of year-end 1998. Refer to Note 6 within the Notes to Consolidated Financial Statements for further information.


---------------------------------------------------------------------------------------------------
INTEREST & CURRENCY SWAPS & CAPS
---------------------------------------------------------------------------------------------------
                                                                              12/31/98   12/31/97
INSTRUMENT                                     YEAR OF MATURITY (MILLIONS)    FAIR VALUE FAIR VALUE
                                               ---------------------------
CHARACTERISTICS                                  2001     2002                (MILLIONS) (MILLIONS)
---------------------------------------------------------------------------------------------------
Interest rate swap -- pay         Notional amt. $ 200.0                          $  5.6    $   1.3
                                  -----------------------------------------------------------------
variable/receive fixed -- hedge   Pay             5.22%
                                  -----------------------------------------------------------------
of existing debt issue            Receive         6.40%
                                  -----------------------------------------------------------------

Interest rate swap -- pay         Notional amt.           $ 225.0                $  1.1    $   1.2
                                  -----------------------------------------------------------------
variable/receive fixed -- hedge   Pay                       4.86%
                                  -----------------------------------------------------------------
of existing debt issue (a)        Receive                  6.354%
                                  -----------------------------------------------------------------

Interest rate swap -- pay         Notional amt. $ 400.0                          $  5.2    $     -
                                  -----------------------------------------------------------------
variable/receive fixed -- hedge   Pay             4.49%
                                  -----------------------------------------------------------------
of existing debt issue            Receive         5.23%
                                  -----------------------------------------------------------------

Interest rate cap -- pay fixed
if 30-day C.P. rate rises to      Notional amt. $ 225.0                          $ (0.2)   $  (0.4)
strike rate hedge of U.S.         -----------------------------------------------------------------
commercial paper (b)              Strike          6.33%
                                  -----------------------------------------------------------------
                                  Reference       4.90%
                                  -----------------------------------------------------------------

Other swaps settling in 1998                                                     $    -    $ (10.9)
---------------------------------------------------------------------------------------------------

(a) Under the terms of this swap, if three-month LIBOR falls to 4.71% or below, the swap will expire. At year-end 1998, three-month LIBOR was 5.07%.

(b) Under the terms of this cap, if the Federal Reserve AA composite rate on 30-day commercial paper increases to 7.68% or above, the cap will expire. At year-end 1998 the rate was 4.90%.


PRICE RISK
The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. Primary exposures include corn, wheat, soybean oil, and sugar. The Company uses the combination of long cash positions with vendors, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year. The fair values of commodity contracts held at year-end 1998 and 1997 were insignificant, and potential near-term changes in commodity prices are not expected to have a significant impact on the Company's future earnings or cash flows.

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