Form 10-K, Exhibit 13
period 1999-12-31
KELLOGG CO
filed 2000-03-24
CIK 55067

                                                                   EXHIBIT 13.01


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                        Kellogg Company and Subsidiaries

RESULTS OF OPERATIONS

OVERVIEW
Kellogg Company is the world's leading producer of ready-to-eat cereal and a leading producer of convenience foods, including toaster pastries, cereal bars, frozen waffles, and meat alternatives. Principal markets for these products include the United States and United Kingdom. Operations are managed via four major geographic areas - North America, Europe, Asia-Pacific, and Latin America
- which are the basis of the Company's reportable operating segment information.

During 1999, the Company increased sales and achieved double-digit growth in net earnings and earnings per share, excluding charges (discussed below). Volume gains in the Company's Latin America and Asia-Pacific cereal markets, continued expansion of the Company's global convenience foods business, and cost savings from ongoing streamlining and efficiency initiatives contributed significantly to these results.

During 1998, the Company realized declines in earnings per share, both with and without charges. The Company experienced significant competitive pressure combined with category softness in its major ready-to-eat cereal markets, to which it responded by accelerating investment in long-term growth strategies, including product development, technology, and efficiency initiatives.

For 1999, Kellogg Company reported net earnings and earnings per share of $338.3 million and $.83, respectively, compared to 1998 net earnings of $502.6 million and net earnings per share of $1.23. Net earnings and earnings per share for 1997 were $546.0 million and $1.32, respectively. (All earnings per share presented represent both basic and diluted earnings per share.)

During the current and prior years, the Company reported charges for restructuring, dispositions, and asset impairment losses that have been excluded from all applicable amounts presented below for purposes of comparison between years. Additionally, results for 1997 are presented before the cumulative effect of a change in the method of accounting for business process reengineering costs. Refer to "Charges & accounting change - summary" on page 15, and the related sections that follow, for further information.


1999 COMPARED TO 1998
Excluding charges, 1999 net earnings of $606.2 million were up 10.4% from the 1998 level of $548.9 million. Net earnings per share increased 11.1% from $1.35 in 1998 to $1.50 in 1999. The $.15 increase in earnings per share consisted of $.14 from business growth, $.01 from favorable foreign exchange movements, and $.01 from prior-year share repurchase, partially offset by $.01 due to a higher effective tax rate.

The Company realized the following volume results during 1999:

================================================================================
                                                              Change
--------------------------------------------------------------------------------
North America                                                 +2.4%
Europe                                                        +1.3%
Asia-Pacific                                                 +13.1%
Latin America                                                 +8.8%
--------------------------------------------------------------------------------
Consolidated                                                  +3.4%
================================================================================

================================================================================
                                                              Change
--------------------------------------------------------------------------------
Global cereal                                                 +1.6%
Global convenience foods                                      +8.8%
--------------------------------------------------------------------------------
Consolidated                                                  +3.4%
================================================================================


In North America, cereal volume was relatively flat, due primarily to a significant reduction in U.S. volume during the fourth quarter. Management believes this reduction resulted from a non-competitive level of marketing spending by the Company during the period. Excluding the impact of acquisitions and dispositions (refer to page 17), the North American convenience foods business achieved low double-digit volume growth. The Company's Asia-Pacific and Latin America segments achieved records for annual cereal volume delivery. Cereal volume increased slightly in the Company's European segment amid extremely competitive conditions and loss of a major customer in Germany. Convenience food volumes significantly exceeded the prior year in all operating segments, due primarily to continued new product rollouts and market expansion.

The Company continued to lead the global ready-to-eat cereal category with an estimated 37% annualized share of worldwide volume. Category share for the Company's operating segments was approximately 32% in North America, 40% in Europe, 43% in Asia-Pacific, and 60% in Latin America.

Consolidated net sales increased 3.3%, due primarily to volume gains and favorable product mix movements, partially offset by unfavorable foreign currency impact. On an operating segment basis, net sales versus the prior year were:


==============================================================================================================
                                                  North                 Asia-Pacific    Latin
                                                 America      Europe                   America     Consolidated
--------------------------------------------------------------------------------------------------------------
Business                                          +4.3%       -1.0%       +11.1%        +20.1%         +4.6%
Foreign currency impact                            +.1%       -3.9%        +6.1%         -9.1%         -1.3%
==============================================================================================================
TOTAL CHANGE                                      +4.4%       -4.9%       +17.2%        +11.0%         +3.3%
==============================================================================================================

Net sales by major product group were (in millions):


======================================================================================
                                                  1999         1998       Change
--------------------------------------------------------------------------------------
Global cereal                                  $5,304.7      $5,265.4       +.7%
Global convenience foods                        1,679.5       1,496.7     +12.2%
--------------------------------------------------------------------------------------
CONSOLIDATED                                   $6,984.2      $6,762.1      +3.3%
======================================================================================


Margin performance for 1999 and 1998 was:


======================================================================================
                                                 1999          1998           Change
--------------------------------------------------------------------------------------
Gross margin                                     52.4%         51.5%           +.9%
SGA% (a)                                         37.0%         37.2%           +.2%
--------------------------------------------------------------------------------------
Operating margin                                 15.4%         14.3%          +1.1%
======================================================================================

(a) Selling, general, and administrative expense as a percentage of net sales.

The 1999 gross margin improved versus the prior year, due primarily to global manufacturing efficiencies. The SGA% was relatively flat, as increased spending on promotional activities offset benefits from overhead streamlining initiatives around the world. This level of spending is consistent with management's strategy to drive growth through increased marketing investment in the Company's established cereal markets, as well as supporting the introduction of new convenience food products around the world.

Operating profit on an operating segment basis was:


=========================================================================================================================
                                                 North                                 Latin      Corporate     Consoli-
 (millions)                                     America      Europe    Asia-Pacific   America     and other      dated
-------------------------------------------------------------------------------------------------------------------------
1999 operating profit                           $668.8      $201.7       $48.6       $139.6     ($229.9)       $828.8
Restructuring charges                            197.9        22.4         4.6          1.7        18.0         244.6
=========================================================================================================================
1999 OPERATING PROFIT EXCLUDING
RESTRUCTURING CHARGES                           $866.7      $224.1       $53.2       $141.3     ($211.9)     $1,073.4
=========================================================================================================================
1998 operating profit                           $790.8      $208.1       $44.9       $107.2     ($255.9)       $895.1

Restructuring charges                             40.8         3.3         3.4            -        23.0          70.5
=========================================================================================================================
1998 OPERATING PROFIT EXCLUDING
RESTRUCTURING CHARGES                           $831.6      $211.4       $48.3       $107.2     ($232.9)       $965.6
=========================================================================================================================
% change - 1999 vs. 1998

  Business                                       +4.2%      +10.3%       +3.8%       +39.1%       +8.4%        +12.4%

  Foreign currency impact                           --       -4.3%       +6.4%        -7.3%        +.6%         -1.2%
=========================================================================================================================
  TOTAL CHANGE                                   +4.2%       +6.0%      +10.2%       +31.8%       +9.0%        +11.2%
=========================================================================================================================


Gross interest expense, prior to amounts capitalized, was $127.2 million, comparable to the prior-year amount of $127.3 million.

Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, and charitable donations. Other income (expense), net for 1998 includes a credit of approximately $6 million related to settlement of certain litigation. During 1996, the Company included in operating profit a provision of $15 million for the potential settlement of this litigation, which brought the total settlement reserve to $18 million. This litigation was settled during the second quarter of 1998 for a cost of approximately $12 million, and the remaining reserve of approximately $6 million was reversed.

Excluding the impact of charges, the effective income tax rate for 1999 was 36.2%, compared to the prior-year rate of 35.7%. A statutory rate reduction in Australia favorably impacted the 1999 tax rate by .6%. A statutory rate reduction in the United Kingdom reduced the 1998 effective rate by .3%. The effective income tax rate based on reported earnings was 37.0% for 1999 and 35.8%
for 1998. The variance in the 1999 reported rate (as compared to the rate excluding the impact of charges) relates primarily to the disposition of nondeductible goodwill from the Lender's Bagels business and certain restructuring charges for which no tax benefit was provided, based on management's assessment of the likelihood of recovering such benefit in future years.

1998 COMPARED TO 1997
Excluding charges, 1998 net earnings were $548.9 million, compared to 1997 net earnings (before cumulative effect of accounting change) of $704.5 million. The Company reported 1998 earnings per share of $1.35, a 20.6% decrease from the prior-year result of $1.70. The year-over-year decrease in earnings per share of $.35 resulted from $.33 of business decline, $.01 of unfavorable tax rate movements, and $.03 of unfavorable foreign currency movements, partially offset by a $.02 benefit from share repurchase. The business decline was attributable principally to cereal category softness and competitive pressures in North America and Europe, and continued global investments in brand-building marketing activities and operational efficiency programs.

The Company realized the following volume results during 1998:


==========================================================================
                                                                 Change
-------------------------------------------------------------------------
North America                                                    -4.3%
Europe                                                           -1.2%
Asia-Pacific                                                     +6.9%
Latin America                                                   +16.2%
-------------------------------------------------------------------------
Global total                                                     -1.3%
==========================================================================

==========================================================================
                                                                 Change
-------------------------------------------------------------------------
Global cereal                                                    -2.0%
Global convenience foods                                         +1.1%
-------------------------------------------------------------------------
Global total                                                     -1.3%
==========================================================================

Within North America and Europe, volume declines were due principally to softness in the ready-to-eat cereal business. Asia-Pacific experienced record volume due to a combination of cereal growth and new convenience food product introductions. Latin America continued to post double-digit increases in both ready-to-eat cereal and convenience foods, with record volume results throughout 1998. The global convenience foods volume increase was driven by double-digit growth in the Company's international markets offset by softness within North America, due primarily to declines in the Lender's Bagels business.

Consolidated net sales decreased 1.0% for 1998. Adjusted for unfavorable foreign currency movements, sales were up .5% from the prior year, with the unfavorable impact of volume declines more than offset by favorable pricing and product mix movements. On an operating segment basis, net sales versus the prior year were:


====================================================================================================================
                                                  North                 Asia-Pacific    Latin
                                                 America      Europe                   America        Consolidated
--------------------------------------------------------------------------------------------------------------------
Business                                          -1.5%        -.2%       + 6.1%        +15.7%            +.5%
Foreign currency impact                            -.5%        +.1%       -14.6%         -3.6%           -1.5%
--------------------------------------------------------------------------------------------------------------------
TOTAL CHANGE                                      -2.0%        -.1%        -8.5%        +12.1%           -1.0%
====================================================================================================================

Net sales by major product group were (in millions):

==============================================================================================
                                                 1998          1997            Change
----------------------------------------------------------------------------------------------
Global cereal                                  $5,265.4      $5,435.8          -3.1%
Global convenience foods                        1,496.7       1,394.3          +7.3%
----------------------------------------------------------------------------------------------
CONSOLIDATED                                   $6,762.1      $6,830.1          -1.0%
==============================================================================================


Margin performance for 1998 and 1997 was:


==============================================================================================
                                                 1998        1997         Change
----------------------------------------------------------------------------------------------
Gross margin                                    51.5%       52.1%         - .6%
SGA%(a)                                         37.2%       34.6%         -2.6%
----------------------------------------------------------------------------------------------
Operating margin                                14.3%       17.5%         -3.2%
==============================================================================================

(a) Selling, general, and administrative expense as a percentage of net sales.

The gross margin decline was due to a combination of the fixed cost absorption impact of lower volumes combined with incremental costs related to launching new products in Europe and North America. The increase in SGA% reflects increased global research and development costs to support the Company's ongoing innovation strategy combined with significant marketing investment and increased spending on operational efficiency programs.

Operating profit on an operating segment basis was:


=========================================================================================================================
                                                   North                               Latin     Corporate
(millions)                                        America     Europe    Asia-Pacific  America    and other   Consolidated
-------------------------------------------------------------------------------------------------------------------------
1998 OPERATING PROFIT EXCLUDING
    CHARGES (A)                                   $831.6      $211.4       $48.3      $107.2     ($232.9)       $  965.6
=========================================================================================================================
1997 operating profit  as reported                $847.0      $189.9       $22.5      $111.6     ($161.9)       $1,009.1
Charges (a)                                         37.8       115.9        28.6          .2          1.6          184.1
-------------------------------------------------------------------------------------------------------------------------
1997 OPERATING PROFIT EXCLUDING
    CHARGES                                       $884.8      $305.8       $51.1      $111.8     ($160.3)       $1,193.2
=========================================================================================================================
% change - 1998 vs. 1997
  Business                                          -5.7%     -31.3%      +10.2%       -1.5%       -44.2%         -17.8%
  Foreign currency impact                            -.3%       +.4%      -15.6%       -2.6%        -1.0%          -1.3%
=========================================================================================================================
  TOTAL CHANGE                                      -6.0%     -30.9%       -5.4%       -4.1%       -45.2%         -19.1%
=========================================================================================================================

(a) 1998-restructuring charges; 1997-restructuring charges and asset impairment losses. Refer to sections below on charges for further information.

Gross interest expense, prior to amounts capitalized, increased 8.0% to $127.3 million versus the prior-year amount of $117.9 million. The higher interest expense resulted from overall increased debt levels, partially offset by a lower effective interest rate.

Excluding the impact of charges, the effective income tax rate was 35.7%, an increase of .4 percentage points versus the prior-year rate of 35.3%. The higher effective tax rate was due primarily to lower earnings and country mix. For both 1998 and 1997, the effective tax rate benefited from statutory rate reductions in the United Kingdom, as well as favorable adjustments in other jurisdictions. The effective income tax rate based on reported earnings (before cumulative effect of accounting change) was 35.8% in 1998 and 37.6% in 1997. For 1997, the higher reported rate (as compared to the rate excluding charges) relates primarily to certain restructuring charges for which no tax benefit was provided, based on management's assessment of the likelihood of recovering such benefit in future years.


CHARGES & ACCOUNTING CHANGE - SUMMARY
The table below summarizes the amounts that have been excluded from results of operations above for purposes of comparison between years. These items are discussed in detail in the following sections.


============================================================================================================
                                                             IMPACT ON
                              ------------------------------------------------------------------------------
                                                        EARNINGS BEFORE
(millions, except                                       INCOME TAXES &
per share data)                        OPERATING       CUMULATIVE EFFECT OF                     NET EARNINGS
                                        PROFIT         ACCOUNTING CHANGE       NET EARNINGS      PER SHARE
============================================================================================================
1999

Restructuring charges                   $244.6              $244.6               $156.4            $.40

Disposition-related charges                ---               168.5                111.5             .27
------------------------------------------------------------------------------------------------------------
TOTAL CHARGES                           $244.6              $413.1               $267.9            $.67
============================================================================================================
1998

RESTRUCTURING CHARGES                   $ 70.5              $ 70.5               $ 46.3            $.12
============================================================================================================
1997

Restructuring charges                   $161.1              $161.1               $125.5            $.30

Asset impairment losses                   23.0                23.0                 15.0             .04
------------------------------------------------------------------------------------------------------------
TOTAL CHARGES                           $184.1              $184.1               $140.5            $.34
============================================================================================================
CUMULATIVE EFFECT OF ACCOUNTING
CHANGE                                     ---                 ---               $ 18.0            $.04
============================================================================================================


RESTRUCTURING CHARGES & ASSET IMPAIRMENT LOSSES

RESTRUCTURING CHARGES
During the current and prior years, management has commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure. The incremental costs of these programs have been reported during these years as restructuring charges.

The 1999 restructuring charges consist of $193.2 million for closing the South Operations portion of the Company's Battle Creek, Michigan, cereal plant, $32.7 million for workforce reduction initiatives around the world, and $18.7 million, primarily for manufacturing equipment write-offs related to previously closed or impaired facilities in various locations.

Approximately one-half of the charges for the South Operations closing are comprised of asset write-offs, with the remainder consisting primarily of cash costs for employee retirement and separation benefits, equipment removal, and building demolition. As part of the Company's strategy of continuing cost reduction and efficiency improvement, these operations were closed in October 1999. Some production capacity is being relocated to the Company's other North American cereal plants. Approximately 525 hourly and salaried positions at the Battle Creek plant will be eliminated by the end of the first quarter of 2000 through a combination of voluntary and involuntary separation programs. These actions are expected to result in estimated annual pretax savings of $35 to $45 million, a portion of which will be realized in 2000.

The charges for workforce reduction initiatives are comprised principally of employee retirement and separation benefit costs in all four of the Company's operating segments and in corporate operations. These initiatives eliminated approximately 325 employee positions in Europe, Asia-Pacific, and Latin America during 1999 and are expected to generate approximately $25 million in pretax savings in 2000.

The 1998 restructuring charges relate primarily to an overhead activity analysis that resulted in the elimination of approximately 550 employees and 240 contractors from the Company's headquarters and North American operations through a combination of involuntary early retirement and severance programs. The charges consist mainly of employee retirement and separation benefits. This program generated approximately $100 million of pretax savings during 1999.

The 1997 restructuring charges relate principally to management's plan to optimize the Company's pan-European operations, as well as ongoing productivity programs in the United States and Australia. A major component of the pan-European initiatives was the late-1997 closing of plants and separation of employees in Riga, Latvia; Svendborg, Denmark; and Verola, Italy. Approximately 50% of the total 1997 restructuring charges consist of manufacturing asset write-downs, with the balance comprised principally of current and anticipated cash outlays for employee separation benefits and equipment removal. The 1997 charges also include approximately $41 million of program-related non-exit costs, such as production redeployment and associated consulting, incurred during 1997. The 1997 programs eliminated approximately 600 positions by the end of 1998. Total pretax savings from these programs, 60% of which was realized by the end of 1999, are expected to be approximately $50 million.

Refer to Note 3 within Notes to Consolidated Financial Statements for information on the components of the restructuring charges by initiative, as well as reserve balances remaining at December 31, 1999, 1998, and 1997.

Incremental pretax savings achieved or expected from streamlining initiatives by year, and the relative impact on captions within the Consolidated Statement of Earnings, are:


=============================================================
                                      Relative impact on
                                   ==========================
                    Incremental
                      pretax         Cost of
(millions)           savings        goods sold     SGA (a)
-------------------------------------------------------------
    1997                  $ 60         75%          25%
    1998                    10         75%          25%
    1999                   125         10%          90%
    2000 expected           50         80%          20%
=============================================================

(a) Selling, general, and administrative expense.

Total cash outlays incurred or expected for streamlining initiatives by year are:

==================================
(millions)
----------------------------------
    1997                      $85
    1998                       47
    1999                       69
    2000 expected              60
==================================

ASSET IMPAIRMENT LOSSES
During 1997, the Company included in operating profit $23.0 million of asset impairment losses, resulting from evaluation of the Company's ability to recover components of its investments, based on management's ongoing strategic assessment of local conditions, in the emerging markets of Asia-Pacific. These investments consist of cereal manufacturing plant, property, and equipment located in India and China. In both of these markets, demand for the Company's locally produced products has fallen short of expectations during the initial years of operation. As of year-end 1997, the future cash flows expected to be generated from these operations were not projected to support the current carrying value of the manufacturing assets during their remaining useful lives. Therefore, pursuant to Statement of Financial Accounting Standards (SFAS) No.121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," management reduced the carrying value of these assets to fair market value. Fair market value was based on independent real estate appraisal in the case of plant and property, and internal engineering evaluations in the case of equipment. These assets are currently being held and used with no plans for future disposal. Management is implementing new strategies in these markets that leverage the Company's ability to appeal to local tastes.

2000 EVENTS
The Company's streamlining initiatives will continue in 2000. The Company expects to implement streamlining initiatives in its European supply chain as part of an ongoing efficiency program. As a result of this action, the Company expects to record pretax restructuring charges of approximately $25 million in the second quarter of 2000.

The foregoing discussion of streamlining initiatives contains forward-looking statements regarding future charges, headcount reductions, cash requirements, and realizable savings. Actual amounts may vary depending on the final determination of important factors, such as identification of specific employees to be separated from pre-determined pools, final negotiation of third-party contract buy-outs, actual expenditures for facility closures, implementation of cost-reduction programs currently in the planning stages, and other items.


ACQUISITIONS & DISPOSITIONS

ACQUISITIONS
On November 29, 1999, the Company purchased the outstanding common stock of Worthington Foods, Inc. for approximately $300 million in cash, including related acquisition costs. Additionally, during December 1999, the Company paid off approximately $50 million of Worthington debt existing at the acquisition date. Worthington Foods, Inc. is the leading manufacturer and marketer of soy protein-based meat alternatives and other healthful foods. The acquisition was accounted for as a purchase and was financed through commercial paper borrowings. Results of Worthington Foods, Inc. operations have been included in the Company's consolidated results from the date of acquisition. The impact of this acquisition on the Company's fourth quarter 1999 results was insignificant. The purchase price allocation includes approximately $12 million of exit liabilities, comprised principally of employee involuntary separation and relocation benefits. Refer to Note 2 within Notes to Consolidated Financial Statements for further information.

On January 20, 2000, the Company purchased certain assets and liabilities of the Mondo Baking Company Division of Southeastern Mills, Inc. for approximately $92 million in cash, including related acquisition costs. Mondo Baking Company, located in Rome, Georgia, has manufactured convenience foods for Kellogg since 1993. The acquisition was accounted for as a purchase and was financed through commercial paper borrowings. Assets acquired consist primarily of a manufacturing facility and assembled workforce.



DISPOSITIONS
During November 1999, the Company sold certain assets and liabilities of the Lender's Bagels business to Aurora Foods Inc. for $275 million in cash. As a result of this transaction, the Company recorded a pretax charge of $178.9 million ($119.3 million after tax or $.29 per share). This charge includes approximately $57 million for the future disposal of other assets associated with the Lender's business, which were not purchased by Aurora.

During July 1999, the Company sold its 51% interest in a United Kingdom corn milling operation to Cargill Inc., which owned the remaining 49%. As a result of this sale, the Company recorded a pretax gain of $10.4 million ($7.8 million after tax or $.02 per share).

In total, the Company recorded net disposition-related charges of $168.5 million ($111.5 million after tax or $.27 per share) during the third quarter of 1999. The impact of these dispositions on operating results during the fourth quarter of 1999 was insignificant.


ACCOUNTING CHANGE
On November 20, 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus in EITF 97-13 that the costs of business process reengineering activities are to be expensed as incurred. Accordingly, for the fourth quarter of 1997, the Company reported a charge of $18.0 million (net of tax benefit of $7.7 million) or $.04 per share for write-off of business process reengineering costs. Such costs were expensed as incurred during 1999, 1998, and the fourth quarter of 1997, and were insignificant.


LIQUIDITY AND CAPITAL RESOURCES
The Company's financial condition remained strong during 1999. A strong cash flow, combined with a program of issuing commercial paper and maintaining worldwide credit facilities, provides adequate liquidity to meet the Company's operational needs. The Company continues to maintain a Prime-1 rating on its commercial paper.

For 1999, net cash provided by operating activities was $795.2 million, up 10.5% from $719.7 million in 1998. The increase was due primarily to higher earnings before restructuring and disposition-related charges, partially offset by unfavorable working capital movements. The unfavorable working capital movements were attributable principally to increased inventory levels and reduced accounts payable balances. The increased inventory levels were related primarily to temporary inventory build due to the South Operations plant closing, as discussed in the "Restructuring charges" section on page 15. Reduced capital spending and cost savings from operational efficiency initiatives contributed to the lower accounts payable balances. At December 31, 1999, the ratio of current assets to current liabilities was 1.0, up from .9 at December 31, 1998.

Net cash used in investing activities was $244.2 million, down from $398.0 million in 1998. The decrease was due primarily to a reduction in capital spending, with the effect of acquisitions and dispositions essentially offsetting during 1999.

Net cash used in financing activities was $527.6 million, related primarily to dividend payments of $388.7 million and a net decrease in total debt of $151.8 million. The Company's total 1999 per share dividend payment of $.96, up from $.92 in 1998, represents the 43rd consecutive year the Company has increased its dividend.

During 1999, management was authorized by the Company's Board of Directors to repurchase up to $149.4 million in shares of the Company's common stock. There were no repurchases during 1999. For 2000, the Company's Board of Directors has authorized management to repurchase up to $150.0 million in common shares.

Notes payable consist primarily of commercial paper borrowings in the United States and borrowings under a $200 million revolving credit agreement in Europe with several international banks. At December 31, 1999, outstanding borrowings under the revolving credit agreement were $16.2 million with an effective interest rate of 5.6%. U.S. borrowings at December 31, 1999, were $448.3 million with an effective interest rate of 5.9%.

Long-term debt consists primarily of fixed rate issuances of U.S. and Euro Dollar Notes, including $900 million due in 2001, $500 million due in 2004, and $200 million due in 2005. The amount due in 2001 includes $400 million in Notes which provide an option to holders to extend the obligation for an additional four years at a predetermined interest rate of 5.63% plus the Company's then-current credit spread.

Associated with several of these long-term debt issuances, the Company has entered into fixed-to-floating interest rate swaps, generally expiring in conjunction with the debt issuances and indexed to either three-month London Interbank Offered Rate (LIBOR) or the Federal Reserve AA Composite Rate on 30-day commercial paper. Refer to Note 7 of Notes to Consolidated Financial Statements for further information on debt and related swaps.

The percentage of total debt to market capitalization at December 31, 1999, was 17%, up from 16% at December 31, 1998, due primarily to a lower stock price since the prior year-end.


YEAR 2000
The Company established a global program in 1997 to address the millennium date change issue (the inability of certain computer software, hardware, and other equipment with embedded computer chips to properly process two-digit year-date codes after 1999). As a result of executing this program in a timely manner, the Company has not experienced any significant date-related failures. While failures are still possible, management believes that the financial impact of any future failures is not likely to be significant.

The Company spent approximately $65 million during 1998 and 1999 to become Year 2000 compliant, and expects minimal additional spending during 2000. This amount excludes the cost of other planned system initiatives that have contributed to the overall Year 2000 readiness effort, but were implemented primarily for other business reasons.

EURO CONVERSION
On January 1, 1999, eleven European countries (Germany, France, Spain, Italy, Ireland, Portugal, Finland, Luxembourg, Belgium, Austria, and the Netherlands) implemented a single currency zone, the Economic and Monetary Union (EMU). The new currency, the Euro, has become the official currency of the participating countries. Those countries' financial markets and banking systems are quoting financial and treasury data in Euros from January 1, 1999.

The Euro is existing alongside the old national currencies during a transition period from January 1, 1999, to January 1, 2002. During this period, entities within participating countries must complete changes that enable them to transact in the Euro. National currencies will be withdrawn no later than July 1, 2002. This transition to the Euro currency involves changing budgetary, accounting, pricing, costing, and fiscal systems in companies and public administrations, as well as the simultaneous handling of parallel currencies and conversion of data. During 1999, the Euro currency weakened versus the U.S. Dollar and British Pound. The Euro needs to be observed over a longer period before conclusions can be drawn on the currency's long-term strength.

In early 1998, management formed a task force to monitor EMU developments, evaluate the impact of the Euro conversion on the Company's operations, and develop and execute action plans, as necessary. Required business strategy, system, and process changes within the Company's European region are being completed in accordance with the Company's timetable for transacting with its suppliers and customers in the Euro, beginning in 2001.

The Company's Euro program consists of two phases. Phase I aims to provide the business with the capability to recognize the Euro as a foreign currency for customer order-taking, invoice processing, and supplier payment purposes. The Company expects to complete the necessary changes to order management and related financial systems prior to 2001. Management believes the project timetable is on target to meet this date.

In Phase II, the more significant portion of the program, all business systems (for example, raw materials management, manufacturing, warehousing, and human resource systems) will be reviewed and modified, as necessary, to handle the Euro as a functional currency. Legally, this capability must exist in Company business units operating in EMU member countries from January 1, 2002. Operational systems are currently being analyzed and modified in order to comply with the legal timetable.

Although management currently believes the Company will be able to accommodate any required changes in its operations, there can be no assurance that the Company, its customers, suppliers, financial service providers, or government agencies will meet all of the Euro currency requirements on a timely basis. This is, in part, because new requirements may emerge from individual national governments at later stages. Such failure to complete the necessary work could result in material financial risk.


NEW ACCOUNTING PRONOUNCEMENTS
Effective January 1, 1999, the Company adopted two Statements of Position (SOP) issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" provides guidance on the classification of software project costs between expense and capital. SOP 98-5 "Reporting on Costs of Start-up Activities" prescribes that the costs of opening a new facility, commencing business in a new market, or similar start-up activities must be expensed as incurred. SOP 98-1 has been applied on a prospective basis from January

1, 1999. The initial application of SOP 98-5 was to be reported as a cumulative effect of a change in accounting principle, if material. The adoption of these SOPs did not have a significant impact on the Company's financial results during 1999.

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This Statement established accounting and reporting standards for derivative instruments, requiring recognition of the fair value of all derivatives as assets or liabilities on the balance sheet. SFAS No. 133 was to be effective for fiscal years beginning after June 15, 1999. In July 1999, the FASB issued SFAS No.137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 by one year. The Company will adopt SFAS No. 133 on January 1, 2001. Management does not expect the adoption to have a significant impact on the Company's financial results.


2000 OUTLOOK
Management is not aware of any adverse trends that would materially affect the Company's strong financial position. Should suitable investment opportunities or working capital needs arise that would require additional financing, management believes that the Company's strong credit rating, balance sheet, and earnings history provide a base for obtaining additional financial resources at competitive rates and terms.

Cereal market conditions continue to be very challenging in both the United States and United Kingdom; however, management believes the Company is making progress in strengthening the fundamentals of its cereal business. The Company's goal is to achieve solid, reliable growth in its established cereal markets, combined with high growth in its global convenience foods business and in its developing and emerging cereal businesses. Management believes this strategy should deliver annual net sales growth of 4-6%. Management expects that this rate of growth, combined with continued improvements in operational efficiency, should produce operating profit growth of 8-10% and low double-digit growth in earnings per share for 2000, excluding charges.

Additional expectations for 2000 include the following approximate results: gross profit margin of 53%, SGA% of 37%, effective income tax rate of 36%, and capital spending of $270 million.

As discussed on page 17, the Company acquired Worthington Foods and divested the Lender's Bagels business in late 1999. Management expects the net impact of these events on 2000 earnings per share to be approximately neutral. The net impact on sales and operating profit growth is expected to be insignificant.

FORWARD-LOOKING STATEMENTS
From time to time, in written reports and oral statements, the Company makes "forward-looking statements" discussing, among other things, projections concerning volume, sales, operating profit growth, gross profit margin, SGA%, effective income tax rate, capital spending; the impact of acquisitions and dispositions; Year 2000 date-related issues; and the Euro conversion project. Forward-looking statements include predictions of future results and may contain the words "expects", "believes", "will", "will deliver", "anticipates", "projects", or words or phrases of similar meaning. For example, forward-looking statements are found in the 1999 Annual Report to Share Owners in the letter from Mr. Gutierrez and Mr. Langbo and in several sections of the Management's Discussion and Analysis. Actual results may differ materially due to the impact of competitive conditions, marketing spending, and/or incremental pricing actions on actual volumes and product mix; the success of new product introductions; the levels of spending on system initiatives, properties, business opportunities, continued streamlining initiatives, integration of acquired businesses, and other general and administrative costs; raw material price and labor cost fluctuations; foreign currency exchange rate fluctuations; changes in statutory tax law; interest rates available on short-term financing; the ability of the Company's or third parties' computer software, hardware, and other equipment with embedded computer chips to properly process two-digit year-date codes; the ability of the Company or third parties to meet all of the Euro currency requirements on a timely basis; and other items.

Forward-looking statements speak only as of the date they were made, and the Company undertakes no obligation to publicly update them.

SELECTED FINANCIAL DATA
(millions, except per share data and number of employees)

------------------------------------------------------------------------------------------------------------------------------------

                                                                                (A)(B)
                                                                               EARNINGS
                                                     (A)                        BEFORE                              AVERAGE
                      NET             %           OPERATING        %          ACCOUNTING           %                 SHARES
                     SALES          GROWTH         PROFIT       GROWTH          CHANGE          GROWTH            OUTSTANDING(C)
------------------------------------------------------------------------------------------------------------------------------------
1999              $ 6,984.2         3%            $ 828.8         (7)%          $338.3           (33)%               405.2
1998                6,762.1        (1)              895.1        (11)            502.6           (11)                407.8
1997                6,830.1         2             1,009.1          5             564.0             6                 414.1
1996                6,676.6        (5)              958.9         14             531.0             8                 424.9
1995                7,003.7         7               837.5        (28)            490.3           (30)                438.3
1994                6,562.0         4             1,162.6         16             705.4             4                 448.6
1993                6,295.4         2             1,004.6         (5)            680.7             -                 463.0
1992                6,190.6         7             1,062.8          3             682.8            13                 477.7
1991                5,786.6        12             1,027.9         16             606.0            21                 482.4
1990                5,181.4        11               886.0         21             502.8            19                 483.2
1989                4,651.7         7               732.5         (8)            422.1           (12)                488.4




------------------------------------------------------------------------------------------------------------------------------------
                                 PER COMMON SHARE DATA (C)
             ------------------------------------------------------------
                 (A)(B)                                                                         NET CASH
                EARNINGS                        (D)                         NET CASH          PROVIDED BY/
                 BEFORE                        PRICE/         STOCK        PROVIDED BY          (USED IN)            COMMON
               ACCOUNTING          CASH       EARNINGS        PRICE         OPERATING           FINANCING            STOCK
                 CHANGE          DIVIDENDS     RATIO          RANGE        ACTIVITIES          ACTIVITIES         REPURCHASES
------------------------------------------------------------------------------------------------------------------------------------
1999             $ .83           $ .96          37          $30 - 42         $ 795.2             ($527.6)               $ -
1998              1.23             .92          28           30 - 50           719.7              (358.3)             239.7
1997              1.36             .87          36           32 - 50           879.8              (607.3)             426.0
1996              1.25             .81          26           31 - 40           711.5                94.0              535.7
1995              1.12             .75          34           26 - 40         1,041.0              (759.2)             374.7
1994              1.57             .70          18           24 - 30           966.8              (559.5)             327.3
1993              1.47             .66          19           23 - 34           800.2              (464.2)             548.1
1992              1.43             .60          23           27 - 37           741.9              (422.6)             224.1
1991              1.26             .54          26           17 - 33           934.4              (537.7)              83.6
1990              1.04             .48          18           14 - 19           819.2              (490.9)              86.9
1989               .87             .43          20           14 - 20           533.5              (143.2)              78.6


------------------------------------------------------------------------------------------------------------------------------------

                                  RETURN ON                       RETURN ON
                     TOTAL         AVERAGE        SHAREHOLDERS'    AVERAGE          PROPERTY,       CAPITAL       DEPRECIATION
                    ASSETS          ASSETS           EQUITY        EQUITY             NET        EXPENDITURES   AND AMORTIZATION
------------------------------------------------------------------------------------------------------------------------------------
1999              $ 4,808.7           7%           $  813.2           40%           $2,640.9        $266.2           $288.0
1998                5,051.5          10               889.8           53             2,888.8         373.9            278.1
1997                4,877.6          11               997.5           49             2,773.3         312.4            287.3
1996                5,050.0          11             1,282.4           37             2,932.9         307.3            251.5
1995                4,414.6          11             1,590.9           29             2,784.8         315.7            258.8
1994                4,467.3          16             1,807.5           40             2,892.8         354.3            256.1
1993                4,237.1          16             1,713.4           37             2,768.4         449.7            265.2
1992                4,015.0          11             1,945.2           21             2,662.7         473.6            231.5
1991                3,925.8          16             2,159.8           30             2,646.5         333.5            222.8
1990                3,749.4          14             1,901.8           28             2,595.4         320.5            200.2
1989                3,390.4          14             1,634.4           30             2,406.3         508.7            167.6


------------------------------------------------------------------------------------------------------------------------------------

                                   (E)            PRETAX
                                 DEBT TO         INTEREST
              LONG-TERM          MARKET          COVERAGE        CURRENT       ADVERTISING            R&D             NUMBER OF
                 DEBT        CAPITALIZATION       (TIMES)         RATIO          EXPENSE            EXPENSE           EMPLOYEES
------------------------------------------------------------------------------------------------------------------------------------
1999          $1,612.8              17%               6           1.0            $674.1              $104.1             15,051
1998           1,614.5              16                7            .9             695.3               121.9             14,498
1997           1,415.4              10                9            .9             780.4               106.1             14,339
1996             726.7              14               13            .7             778.9                84.3             14,511
1995             717.8               5               12           1.1             891.5                72.2             14,487
1994             719.2               8               23           1.2             856.9                71.7             15,657
1993             521.6               7               27           1.0             772.4                59.2             16,151
1992             314.9               3               33           1.2             782.3                56.7             16,551
1991              15.2               3               17            .9             708.3                34.7             17,017
1990             295.6               7               10            .9             648.5                38.3             17,239
1989             371.4              10               10            .9             611.4                42.9             17,268
------------------------------------------------------------------------------------------------------------------------------------

(a) Operating profit for 1999 includes restructuring charges of $244.6 ($156.4 after tax or $.40 per share). Earnings before accounting change for 1999 include disposition-related charges of $168.5 million ($111.5 million after tax or $.27 per share). Operating profit for 1998 includes restructuring charges of $70.5 ($46.3 after tax or $.12 per share). Operating profit for 1997 includes restructuring charges of $161.1 and asset impairment losses of $23.0 ($140.5 after tax or $.34 per share). Operating profit for 1996 includes restructuring charges of $136.1 ($97.8 after tax or $.23 per share). Earnings before accounting change for 1996 include a charge of $35.0 ($22.3 after tax or $.05 per share) for a contribution to the Kellogg's Corporate Citizenship Fund. Operating profit for 1995 includes restructuring charges of $348.0 and asset impairment losses of $73.8 ($271.3 after tax or $.62 per share). Operating profit for 1993 includes asset impairment losses of $64.3 ($41.1 after tax or $.09 per share). Refer to Management's Discussion and Analysis on pages 13-19 and Notes 2 and 3 within Notes to Consolidated Financial Statements for further explanation of charges for years 1997-1999.


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


(d) The price/earnings ratio was calculated based on year-end stock price divided by earnings before the accounting changes referred to in note
       (b). These earnings include the charges referred to in note (a). Excluding the impact of these charges, the price/earnings ratio in 1999, 1998, 1997, 1996, 1995, and 1993 would have been 21, 25, 29, 21, 22, and
       19, respectively.


(e) Debt to market capitalization was calculated based on year-end total debt balance divided by market capitalization. Market capitalization was calculated based on year-end stock price multiplied by the number of shares outstanding at year-end.

Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF EARNINGS
Year ended December 31,

=============================================================================================================================
(millions, except per share data)                                                     1999            1998           1997
-----------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                         $   6,984.2     $   6,762.1    $   6,830.1
-----------------------------------------------------------------------------------------------------------------------------

Cost of goods sold                                                                    3,325.1         3,282.6        3,270.1
Selling, general, and administrative expense                                          2,585.7         2,513.9        2,366.8
Restructuring charges                                                                   244.6            70.5          161.1
Asset impairment losses                                                                   -               -             23.0
-----------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                                        828.8           895.1        1,009.1
-----------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                        118.8           119.5          108.3
Disposition-related charges                                                             168.5             -              -
Other income (expense), net                                                              (4.8)            6.9            3.7
-----------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE                 536.7           782.5          904.5
Income taxes                                                                            198.4           279.9          340.5
-----------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                  338.3           502.6          564.0

Cumulative effect of accounting change (net of tax)                                       -               -            (18.0)
-----------------------------------------------------------------------------------------------------------------------------

NET EARNINGS                                                                      $     338.3     $     502.6    $     546.0
-----------------------------------------------------------------------------------------------------------------------------

PER SHARE AMOUNTS (BASIC AND DILUTED):
     EARNINGS BEFORE CUMULATIVE EFFECT OF                                         $       .83     $      1.23    $      1.36
        ACCOUNTING CHANGE
     Cumulative effect of accounting change                                               -               -             (.04)
-----------------------------------------------------------------------------------------------------------------------------

     NET EARNINGS PER SHARE                                                       $       .83     $      1.23    $      1.32
=============================================================================================================================

                            Refer to Notes to Consolidated Financial Statements.

Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

===============================================================================================================


                                                            Common stock             Capital in
                                                            ------------             excess of       Retained
(millions)                                             shares          amount        par value       earnings
---------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997                                 311.5          $77.9          $123.9        $4,150.3
Common stock repurchases (pre-split)
Stock options exercised and other (pre-split)               .6             .1            31.9
Retirement of treasury stock                            (105.3)         (26.3)          (55.8)       (3,095.8)
Two-for-one stock split                                  206.8           51.7           (51.7)
Common stock repurchases (post-split)
Net earnings                                                                                            546.0
Dividends                                                                                              (360.1)
Other comprehensive income
Stock options exercised and other (post-split)             1.2             .3            44.3
---------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997                               414.8          103.7            92.6         1,240.4

Common stock repurchases
Net earnings                                                                                            502.6
Dividends                                                                                              (375.3)
Other comprehensive income
Stock options exercised and other                           .5             .1            12.4
---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                               415.3          103.8           105.0         1,367.7

Common stock repurchases
Net earnings                                                                                            338.3
Dividends                                                                                              (388.7)
Other comprehensive income
Stock options exercised and other                           .2            -               (.5)            (.1)
---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                               415.5         $103.8          $104.5        $1,317.2
===============================================================================================================


=================================================================================================================================
                                                                                    Accumulated
                                                            Treasury stock             other           Total            Total
                                                            --------------         comprehensive   shareholders'    comprehensive
(millions)                                              shares          amount        income          equity            income
---------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997                                 101.9      ($2,903.4)          ($166.3)      $1,282.4
Common stock repurchases (pre-split)                       3.9         (290.9)                          (290.9)
Stock options exercised and other (pre-split)              -             (3.9)                            28.1
Retirement of treasury stock                            (105.3)       3,177.9                              -
Two-for-one stock split                                     .5            -                                -
Common stock repurchases (post-split)                      3.1         (135.1)                          (135.1)
Net earnings                                                                                             546.0            $546.0
Dividends                                                                                               (360.1)
Other comprehensive income                                                               (115.6)        (115.6)           (115.6)
Stock options exercised and other (post-split)             -             (1.9)                            42.7
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                                 4.1         (157.3)           (281.9)         997.5             430.4
                                                                                                                  ===============
Common stock repurchases                                   6.3         (239.7)                          (239.7)
Net earnings                                                                                             502.6            $502.6
Dividends                                                                                               (375.3)
Other comprehensive income                                                                (10.5)         (10.5)            (10.5)
Stock options exercised and other                          (.1)           2.7                             15.2
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                10.3         (394.3)           (292.4)         889.8             492.1
                                                                                                                  ===============
Common stock repurchases                                                                                   -
Net earnings                                                                                             338.3            $338.3
Dividends                                                                                               (388.7)
Other comprehensive income                                                                (39.0)         (39.0)            (39.0)
Stock options exercised and other                          (.3)          13.4                             12.8
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                10.0      ($  380.9)          ($331.4)        $813.2            $299.3
=================================================================================================================================

                            Refer to Notes to Consolidated Financial Statements.

Kellogg Company and Subsidiaries
CONSOLIDATED BALANCE SHEET
At December 31,

----------------------------------------------------------------------------------------------------------
(millions, except share data)                                                    1999              1998
----------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                      $  150.6          $  136.4
Accounts receivable, net                                                          678.5             693.0
Inventories                                                                       503.8             451.4
Other current assets                                                              236.3             215.7
----------------------------------------------------------------------------------------------------------
          TOTAL CURRENT ASSETS                                                  1,569.2           1,496.5
----------------------------------------------------------------------------------------------------------

PROPERTY, NET                                                                   2,640.9           2,888.8
OTHER ASSETS                                                                      598.6             666.2
----------------------------------------------------------------------------------------------------------

          TOTAL ASSETS                                                         $4,808.7          $5,051.5
==========================================================================================================

CURRENT LIABILITIES
Current maturities of long-term debt                                             $  2.9            $  1.1
Notes payable                                                                     518.6             620.4
Accounts payable                                                                  305.3             386.9
Other current liabilities                                                         761.0             710.1
----------------------------------------------------------------------------------------------------------
          TOTAL CURRENT LIABILITIES                                             1,587.8           1,718.5
----------------------------------------------------------------------------------------------------------

LONG-TERM DEBT                                                                  1,612.8           1,614.5
OTHER LIABILITIES                                                                 794.9             828.7

SHAREHOLDERS' EQUITY
Common stock, $.25 par value,500,000,000 shares authorized
   Issued:  415,451,198 shares in 1999 and 415,343,626 in 1998                    103.8             103.8
Capital in excess of par value                                                    104.5             105.0
Retained earnings                                                               1,317.2           1,367.7
Treasury stock at cost:
    9,995,564 shares in 1999 and 10,346,524 in 1998                              (380.9)           (394.3)
Accumulated other comprehensive income                                           (331.4)           (292.4)
----------------------------------------------------------------------------------------------------------
          TOTAL SHAREHOLDERS' EQUITY                                              813.2             889.8
----------------------------------------------------------------------------------------------------------

          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $4,808.7          $5,051.5
==========================================================================================================

                            Refer to Notes to Consolidated Financial Statements.

Kellogg Company and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS
Year ended December 31,

===================================================================================================================
(millions)                                                                    1999           1998           1997
-------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                                  $338.3         $502.6         $546.0
Items in net earnings not requiring (providing) cash:
        Depreciation and amortization                                          288.0          278.1          287.3
        Deferred income taxes                                                  (60.5)          46.2           38.5
        Restructuring charges, net of cash paid                                220.1           62.2          110.8
        Disposition-related charges                                            168.5              -              -
        Asset impairment losses                                                    -              -           23.0
        Other                                                                   65.7           21.7            9.5
Pension and other postretirement benefit contributions                         (78.1)         (88.8)        (114.5)
Changes in operating assets and liabilities                                   (146.8)        (102.3)         (20.8)
-------------------------------------------------------------------------------------------------------------------
        NET CASH PROVIDED BY OPERATING ACTIVITIES                              795.2          719.7          879.8
-------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to properties                                                       (266.2)        (373.9)        (312.4)
Acquisitions of businesses                                                    (298.2)         (27.8)         (25.4)
Dispositions of businesses                                                     291.2              -              -
Property disposals                                                              36.6            6.8            5.9
Other                                                                           (7.6)          (3.1)           2.6
-------------------------------------------------------------------------------------------------------------------
        NET CASH USED IN INVESTING ACTIVITIES                                 (244.2)        (398.0)        (329.3)
-------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net reductions of notes payable, with maturities
        less than or equal to 90 days                                         (410.8)        (152.9)        (374.7)
Issuances of notes payable, with maturities greater than 90 days               292.1            5.5            4.8
Reductions of notes payable, with maturities greater than 90 days              (19.0)           (.8)         (14.1)
Issuances of long-term debt                                                        -          600.0        1,000.0
Reductions of long-term debt                                                   (14.1)        (210.3)        (507.9)
Net issuances of common stock                                                   12.9           15.2           70.7
Common stock repurchases                                                           -         (239.7)        (426.0)
Cash dividends                                                                (388.7)        (375.3)        (360.1)
-------------------------------------------------------------------------------------------------------------------
        NET CASH USED IN FINANCING ACTIVITIES                                 (527.6)        (358.3)        (607.3)
Effect of exchange rate changes on cash                                         (9.2)           (.2)         (13.8)
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                14.2          (36.8)         (70.6)
Cash and cash equivalents at beginning of year                                 136.4          173.2          243.8
-------------------------------------------------------------------------------------------------------------------
        CASH AND CASH EQUIVALENTS AT END OF YEAR                              $150.6         $136.4         $173.2
===================================================================================================================

                            Refer to Notes to Consolidated Financial Statements.

NOTE 1 ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements include the accounts of Kellogg Company and its majority-owned subsidiaries. Intercompany balances and transactions are eliminated.

Certain amounts in the prior-year financial statements have been reclassified to conform to the current-year presentation.

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

GOODWILL AND OTHER INTANGIBLE ASSETS
Intangible assets are amortized principally on a straight-line basis over the estimated periods benefited, generally 40 years for goodwill and periods ranging from 5 to 40 years for other intangible assets. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. Evaluation is based on undiscounted cash flow projections over the remaining life of the asset. An excess of carrying value over cash flows would result in recognition of an impairment loss. The amount of the loss would be based on the difference between carrying value and fair value of the asset, as measured by market comparables or discounted cash flows in the absence of market data.

REVENUE RECOGNITION
The Company recognizes sales upon shipment of its products to customers net of applicable provisions for discounts, returns, and allowances.

ADVERTISING
The costs of advertising are generally expensed as incurred.

RECENTLY ADOPTED PRONOUNCEMENTS
Effective January 1, 1999, the Company adopted two Statements of Position (SOP) issued by the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants. SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" provides guidance on the classification of software project costs between expense and capital. SOP 98-5 "Reporting on Costs of Start-up Activities" prescribes that the costs of opening a new facility, commencing business in a new market, or similar start-up activities must be expensed as incurred. SOP 98-1 has been applied on a prospective basis from January 1, 1999. The initial application of SOP 98-5 was to be reported as a cumulative effect of a change in accounting principle, if material. The adoption of these SOPs did not have a significant impact on the Company's financial results during 1999.

On November 20, 1997, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board (FASB) reached a consensus in EITF 97-13 that the costs of business process reengineering activities are to be expensed as incurred. Accordingly, for the fourth quarter of 1997, the Company reported a charge of $18.0 million (net of tax benefit of $7.7 million) or $.04 per share for write-off of business process reengineering costs. Such costs were expensed as incurred during 1999, 1998, and the fourth quarter of 1997, and were insignificant.

RECENTLY ISSUED PRONOUNCEMENTS
In June 1998, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." This Statement established accounting and reporting standards for derivative instruments, requiring recognition of the fair value of all derivatives as assets or liabilities on the balance sheet. SFAS No. 133 was to be effective for fiscal years beginning after June 15, 1999. In July 1999, the FASB issued SFAS No.137 "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 by one year. The Company will adopt SFAS No. 133 on January 1, 2001. Management does not expect the adoption to have a significant impact on the Company's financial results.

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

STOCK COMPENSATION
The Company follows Accounting Principles Board Opinion (APB) #25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options and other stock-based compensation. Under APB #25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. As permitted, the Company has elected to adopt the disclosure provisions only of SFAS #123, "Accounting for Stock-Based Compensation." Refer to Note 8 for further information.

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

NOTE 2 ACQUISITIONS & DISPOSITIONS

ACQUISITIONS
On November 29, 1999, the Company purchased the outstanding common stock of Worthington Foods, Inc. for approximately $300 million in cash, including related acquisition costs. Additionally, during December 1999, the Company paid off approximately $50 million of Worthington debt existing at the acquisition date. Worthington Foods, Inc. is the leading manufacturer and marketer of soy protein-based meat alternatives and other healthful foods. The acquisition was accounted for as a purchase and was financed through commercial paper borrowings. Results of Worthington Foods, Inc. operations have been included in the Company's consolidated results from the date of acquisition. The impact of this acquisition on the Company's fourth quarter 1999 results was insignificant.

The components of intangible assets included in the allocation of purchase price, along with the related straight-line amortization periods, were:

==========================================================================================
                                                      Amount              Amortization
                                                    (millions)            period (yrs.)
------------------------------------------------------------------------------------------
Trademarks and tradenames                             $100.0                   40
Goodwill                                               194.0                   40
------------------------------------------------------------------------------------------
Total                                                 $294.0
==========================================================================================

The purchase price allocation includes approximately $12 million of exit liabilities, comprised principally of employee involuntary separation and relocation benefits.

The unaudited pro forma combined historical results, as if Worthington Foods, Inc. had been acquired at the beginning of fiscal 1999 and 1998, respectively, are estimated to be:

==========================================================================================
(millions, except per share data)                         1999                   1998
------------------------------------------------------------------------------------------
Net sales                                                $7,130.1                $6,901.6
Net earnings                                               $323.6                  $493.3
Net earnings per share                                     $ 0.80                  $ 1.21
==========================================================================================

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

On January 20, 2000, the Company purchased certain assets and liabilities of the Mondo Baking Company Division of Southeastern Mills, Inc. for approximately $92 million in cash, including related acquisition costs. Mondo Baking Company, located in Rome, Georgia, has manufactured convenience foods for Kellogg since 1993. The acquisition was accounted for as a purchase and was financed through commercial paper borrowings. Assets acquired consist primarily of a manufacturing facility and assembled workforce.

DISPOSITIONS
During November 1999, the Company sold certain assets and liabilities of the Lender's Bagels business to Aurora Foods Inc. for $275 million in cash. As a result of this transaction, the Company recorded a pretax charge of $178.9 million ($119.3 million after tax or $.29 per share). This charge includes approximately $57 million for disposal of other assets associated with the Lender's business, which were not purchased by Aurora.

During July 1999, the Company sold its 51% interest in a United Kingdom corn milling operation to Cargill Inc., which owned the remaining 49%. As a result of this sale, the Company recorded a pretax gain of $10.4 million ($7.8 million after tax or $.02 per share).

In total, the Company recorded net disposition-related charges of $168.5 million ($111.5 million after tax or $.27 per share) during the third quarter of 1999. The impact of these dispositions on operating results during the fourth quarter of 1999 was insignificant.

NOTE 3  RESTRUCTURING CHARGES & ASSET IMPAIRMENT LOSSES

Operating profit for 1999 includes restructuring charges of $244.6 million ($156.4 million after tax or $.40 per share) for streamlining initiatives.

Operating profit for 1998 includes restructuring charges of $70.5 million ($46.3 million after tax or $.12 per share) for streamlining initiatives.

Operating profit for 1997 includes restructuring charges for streamlining initiatives of $161.1 million and asset impairment losses of $23.0 million ($140.5 million after tax or $.34 per share).

RESTRUCTURING CHARGES
During the current and prior years, management has commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure. The incremental costs of these programs have been reported during these years as restructuring charges.

The 1999 restructuring charges consist of $193.2 million for closing the South Operations portion of the Company's Battle Creek, Michigan, cereal plant, $32.7 million for workforce reduction initiatives around the world, and $18.7 million primarily for manufacturing equipment write-offs related to previously closed or impaired facilities in various locations.

As presented in the table on page 27, approximately one-half of the charges for the South Operations closing are comprised of asset write-offs, with the remainder consisting primarily of cash costs for employee retirement and separation benefits, equipment removal, and building demolition. As part of the Company's strategy of continuing cost reduction and efficiency improvement, these operations were closed in October 1999. Some production capacity is being relocated to the Company's other North American cereal plants. Approximately 525 hourly and salaried positions at the Battle Creek plant will be eliminated by the end of the first quarter of 2000 through a combination of voluntary and involuntary separation programs. These actions are expected to result in estimated annual pretax savings of $35 to $45 million, a portion of which will be realized in 2000.

The charges for workforce reduction initiatives are comprised principally of employee retirement and separation benefit costs in all four of the Company's operating segments and in corporate operations. These initiatives eliminated approximately 325 employee positions in Europe, Asia-Pacific, and Latin America during 1999 and are expected to generate approximately $25 million in pretax savings in 2000.

The 1998 restructuring charges relate primarily to an overhead activity analysis that resulted in the elimination of approximately 550 employees and 240 contractors from the Company's headquarters and North American operations through a combination of involuntary early retirement and severance programs. The charges consist mainly of employee retirement and separation benefits. This program generated approximately $100 million of pretax savings during 1999.

The 1997 restructuring charges relate principally to management's plan to optimize the Company's pan-European operations, as well as ongoing productivity programs in the United States and Australia. A major component of the pan-European initiatives was the late-1997 closing of plants and separation of employees in Riga, Latvia; Svendborg, Denmark; and Verola, Italy. Approximately 50% of the total 1997 restructuring charges consist of manufacturing asset write-downs, with the balance comprised principally of current and anticipated cash outlays for employee separation benefits and equipment removal. The 1997 charges also include approximately $41 million of program-related non-exit costs, such as production redeployment and associated consulting, incurred during 1997. The 1997 programs eliminated approximately 600 positions by the end of 1998. Total pretax savings from these programs, 60% of which was realized by the end of 1999, are expected to be approximately $50 million.

The components of the restructuring charges by initiative, as well as reserve balances remaining at December 31, 1999, 1998, and 1997, were:

==============================================================================================================================
U.S. OPERATIONAL                          Employee
STREAMLINING                            retirement &
                                         severance            Asset             Asset            Other
(millions)                              benefits (a)       write-offs          removal         costs (d)               Total
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1996                       $  3.3          $     -             $ 25.1             $   -              $ 28.4
1997 restructuring charges                        -             22.2                6.8               6.2                35.2
Amounts utilized during 1997                   (3.3)           (22.2)             (16.8)             (6.2)              (48.5)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1997                            -                -               15.1                 -                15.1
1998 restructuring charges                        -                -                  -                 -                   -
Amounts utilized during 1998                      -                -               (6.6)                -                (6.6)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1998                            -                -                8.5                 -                 8.5
1999 restructuring charges                     55.5            108.4               28.2               1.1               193.2
Amounts utilized during 1999                  (34.1)          (108.4)              (8.6)             (1.1)             (152.2)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1999                       $ 21.4          $     -             $ 28.1             $   -              $ 49.5
==============================================================================================================================

==============================================================================================================================
PAN-EUROPEAN                              Employee
REORGANIZATION                          retirement &
                                         severance            Asset             Asset            Other
(millions)                                benefits         write-offs          removal         costs (d)               Total
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1996                       $ 11.4           $    -              $ 2.6            $    -              $ 14.0
1997 restructuring charges                     19.6             54.7               11.3              33.5               119.1
Amounts utilized during 1997                  (11.6)           (54.7)              (3.8)            (33.5)             (103.6)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1997                         19.4                -               10.1                 -                29.5
1998 restructuring charges                        -                -                  -                 -                   -
Amounts utilized during 1998                  (17.6)               -              (11.5)                -               (29.1)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1998 (c)                      1.8                -               (1.4)                -                  .4
1999 restructuring charges                     10.9             10.9                 .6                 -                22.4
Amounts utilized during 1999                  (10.0)           (10.9)               (.4)                -               (21.3)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1999 (c)                   $  2.7           $    -             ($ 1.2)           $    -              $  1.5
==============================================================================================================================

==============================================================================================================================
AUSTRALIAN PLANT                          Employee
PRODUCTIVITY PROGRAM                    retirement &
                                         severance            Asset             Asset            Other
(millions)                                benefits         write-offs          removal         costs (d)               Total
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1996                        $ 7.0             $  -               $2.7             $   -              $  9.7
1997 restructuring charges                      2.7               .6                 .6               1.1                 5.0
Amounts utilized during 1997                   (5.7)             (.6)               (.8)             (1.1)               (8.2)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1997                          4.0                -                2.5                 -                 6.5
1998 restructuring charges                        -                -                  -                 -                   -
Amounts utilized during 1998                   (1.4)               -                (.9)                -                (2.3)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1998                          2.6                -                1.6                 -                 4.2
1999 restructuring charges                      1.5               .2                (.4)               .1                 1.4
Amounts utilized during 1999                   (1.0)             (.2)               (.6)              (.1)               (1.9)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1999                        $ 3.1             $  -               $ .6             $   -              $  3.7
==============================================================================================================================

==============================================================================================================================
NORTH AMERICAN                            Employee
OVERHEAD ACTIVITY ANALYSIS              retirement &
                                         severance            Asset             Asset            Other
(millions)                              benefits (b)       write-offs          removal         costs (d)               Total
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1996                       $    -            $   -              $   -             $   -              $    -
1997 restructuring charges                        -                -                  -                 -                   -
Amounts utilized during 1997                      -                -                  -                 -                   -
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1997                            -                -                  -                 -                   -
1998 restructuring charges                     57.1              5.2                3.0               1.8                67.1
Amounts utilized during 1998                  (22.7)            (5.2)               (.1)             (1.8)              (29.8)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1998                         34.4                -                2.9                 -                37.3
1999 restructuring charges                      5.5                -                1.1               4.5                11.1
Amounts utilized during 1999                  (35.7)               -               (3.0)             (4.5)              (43.2)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1999                       $  4.2            $   -              $ 1.0             $   -              $  5.2
==============================================================================================================================

==============================================================================================================================
ALL OTHER                                 Employee
                                        retirement &
                                         severance            Asset             Asset            Other
(millions)                                benefits         write-offs          removal         costs (d)               Total
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1996                        $ 2.2           $    -               $  -              $  -              $  2.2
1997 restructuring charges                       .1               .6                 .6                .5                 1.8
Amounts utilized during 1997                   (2.1)             (.6)                 -               (.5)               (3.2)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1997                           .2                -                 .6                 -                  .8
1998 restructuring charges                      2.7               .3                  -                .4                 3.4
Amounts utilized during 1998                   (2.1)             (.3)               (.3)              (.4)               (3.1)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1998                           .8                -                 .3                 -                 1.1
1999 restructuring charges                      4.8             11.7                  -                 -                16.5
Amounts utilized during 1999                   (5.6)           (11.7)               (.3)                -               (17.6)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1999                        $   -           $    -               $  -              $  -              $    -
==============================================================================================================================

==============================================================================================================================
CONSOLIDATED                              Employee
                                        retirement &
                                         severance            Asset             Asset            Other
(millions)                            benefits (a)(b)      write-offs          removal         costs (d)               Total
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1996                       $ 23.9          $     -             $ 30.4            $    -             $  54.3
1997 restructuring charges                     22.4             78.1               19.3              41.3               161.1
Amounts utilized during 1997                  (22.7)           (78.1)             (21.4)            (41.3)             (163.5)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1997                         23.6                -               28.3                 -                51.9
1998 restructuring charges                     59.8              5.5                3.0               2.2                70.5
Amounts utilized during 1998                  (43.8)            (5.5)             (19.4)             (2.2)              (70.9)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1998 (c)                     39.6                -               11.9                 -                51.5
1999 restructuring charges                     78.2            131.2               29.5               5.7               244.6
Amounts utilized during 1999                  (86.4)          (131.2)             (12.9)             (5.7)             (236.2)
------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1999 (c)                   $ 31.4          $     -             $ 28.5            $    -             $  59.9
==============================================================================================================================

(a) Includes approximately $32 of pension and postretirement health care curtailment losses and special termination benefits recognized in 1999. Refer to Notes 9 and 10.
(b) Includes approximately $18 and $4 of pension and postretirement health care curtailment losses and special termination benefits recognized in 1998 and 1999, respectively. Refer to Notes 9 and 10.
(c) Negative removal reserves in Europe result from netting of anticipated proceeds from asset sales with removal costs.
(d) Consist primarily of program-related non-exit costs incurred during the period of the reported charge.

Incremental pretax savings achieved or expected from streamlining initiatives by year, and the relative impact on captions within the Consolidated Statement of Earnings, are:

===============================================================================
                                                   Relative impact on
                                           ------------------------------------
                          Incremental         Cost of
(millions)               pretax savings      goods sold           SGA (a)
-------------------------------------------------------------------------------
    1997                     $  60                75%                25%
    1998                        10                75%                25%
    1999                       125                10%                90%
    2000 expected               50                80%                20%
===============================================================================

(a) Selling, general, and administrative expense.

Total cash outlays incurred or expected for streamlining initiatives by year are:

==================================
(millions)
----------------------------------
    1997                      $85
    1998                       47
    1999                       69
    2000 expected              60
==================================

ASSET IMPAIRMENT LOSSES
During 1997, the Company included in operating profit $23.0 million of asset impairment losses, resulting from evaluation of the Company's ability to recover components of its investments, based on management's ongoing strategic assessment of local conditions, in the emerging markets of Asia-Pacific. These investments consist of cereal manufacturing plant, property, and equipment located in India and China. In both of these markets, demand for the Company's locally produced products has fallen short of expectations during the initial years of operation. As of year-end 1997, the future cash flows expected to be generated from these operations were not projected to support the current carrying value of the manufacturing assets during their remaining useful lives. Therefore, pursuant to SFAS No.121 "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of," management reduced the carrying value of these assets to fair market value. Fair market value was based on independent real estate appraisal in the case of plant and property, and internal engineering evaluations in the case of equipment. These assets are currently being held and used with no plans for future disposal. Management is implementing new strategies in these markets that leverage the Company's ability to appeal to local tastes.

2000 EVENTS
The Company's streamlining initiatives will continue in 2000. The Company expects to implement streamlining initiatives in its European supply chain as part of an ongoing efficiency program. As a result of this action, the Company expects to record pretax restructuring charges of approximately $25 million in the second quarter of 2000.

NOTE 4 OTHER INCOME (EXPENSE), NET

Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, and charitable donations.

Other income (expense), net for 1998 includes a credit of approximately $6 million related to settlement of certain litigation. During 1996, the Company included in operating profit a provision of $15 million for the potential settlement of this litigation, which brought the total settlement reserve to $18 million. This litigation was settled during the second quarter of 1998 for a cost of approximately $12 million, and the remaining reserve of approximately $6 million was reversed.

NOTE 5  EQUITY

EARNINGS PER SHARE
Basic net earnings per share is determined by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share is similarly determined, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued. Dilutive potential common shares are comprised principally of employee stock options issued by the Company and had an insignificant impact on earnings per share during the periods presented. Basic net earnings per share is reconciled to diluted net earnings per share as follows:

===================================================================================================
                                                                    Average           Net
                                                       Net          shares           earnings
(millions, except per share data)                    earnings     outstanding       per share
---------------------------------------------------------------------------------------------------
1999
       Basic                                         $338.3           405.2           $ .83
       Dilutive employee stock options                    -              .5               -
---------------------------------------------------------------------------------------------------
       Diluted                                       $338.3           405.7           $ .83
===================================================================================================
1998
       Basic                                         $502.6           407.8           $1.23
       Dilutive employee stock options                    -              .8               -
---------------------------------------------------------------------------------------------------
       Diluted                                       $502.6           408.6           $1.23
===================================================================================================
1997
       Basic                                         $546.0           414.1           $1.32
       Dilutive employee stock options                    -             1.1               -
---------------------------------------------------------------------------------------------------
       Diluted                                       $546.0           415.2           $1.32
===================================================================================================



COMPREHENSIVE INCOME
Comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to shareholders. For the Company, comprehensive income for the periods presented consists solely of net earnings and foreign currency translation adjustments pursuant to SFAS No. 52 "Foreign Currency Translation" as follows:

================================================================================================
(millions)                                              1999           1998          1997
------------------------------------------------------------------------------------------------
Net earnings                                           $338.3         $502.6        $546.0
Other comprehensive income:
     Foreign currency translation adjustments           (39.0)         (11.1)       (112.1)
     Related tax effect                                     -            0.6          (3.5)
------------------------------------------------------------------------------------------------
                                                        (39.0)         (10.5)       (115.6)
------------------------------------------------------------------------------------------------
Total comprehensive income                             $299.3         $492.1        $430.4
================================================================================================

NOTE 6 LEASES

Operating leases are generally for equipment and warehouse space. Rent expense on all operating leases was $31.5 million in 1999, $36.5 million in 1998, and $38.6 million in 1997. At December 31, 1999, future minimum annual rental commitments under non-cancelable operating leases totaled $53 million consisting of (in millions): 2000-$14; 2001-$11; 2002-$8; 2003-$7; 2004-$5; 2005 and
beyond-$8.

NOTE 7 DEBT

Notes payable consist of commercial paper borrowings in the United States at the highest credit rating available, borrowings against a revolving credit agreement in Europe and, to a lesser extent, bank loans of foreign subsidiaries at competitive market rates. U.S. borrowings at December 31, 1999, were $448.3 million with an effective interest rate of 5.9%. U.S. borrowings at December 31, 1998, were $423.3 million with an effective interest rate of 5.2%. Associated with these borrowings, during September 1997, the Company purchased a $225 million notional, four-year fixed interest rate cap. Under the terms of the cap, if the Federal Reserve AA composite rate on 30-day commercial paper increased to 6.33%, the Company would pay this fixed rate on $225 million of its commercial paper borrowings. If the rate increased to 7.68% or above, the cap would expire. The Company sold this cap in November 1999; proceeds were insignificant.

In December 1998, the Company entered into a $200 million, three-year revolving credit agreement with several international banks. At December 31, 1999, outstanding borrowings under this agreement were $16.2 million with an effective interest rate of 5.6%. At December 31, 1998, outstanding borrowings under this agreement were $148.5 million with an effective interest rate of 5.5%. Additionally, the Company has entered into financing arrangements that provide for the sale of future foreign currency revenues. As of December 31, 1999, the Company had committed to borrowings during 2000 in the cumulative principal amount of approximately $366 million. No borrowings were outstanding under these arrangements at December 31, 1999 or 1998. At December 31, 1999, the Company had $718.2 million of total short-term lines of credit, of which $626.3 million were unused and available for borrowing on an unsecured basis.

Long-term debt at year-end consisted of:

================================================================================
(millions)                                       1999             1998
--------------------------------------------------------------------------------
(a)     Seven-Year Notes due 2005             $  200.0         $  200.0
(b)     Seven-Year Notes due 2004                500.0            500.0
(c)     Four-Year Notes due 2001                 500.0            500.0
(d)     Three-Year Notes due 2001                400.0            400.0
        Other                                     15.7             15.6
--------------------------------------------------------------------------------
                                               1,615.7          1,615.6
        Less current maturities                   (2.9)            (1.1)
--------------------------------------------------------------------------------
        Balance, December 31                  $1,612.8         $1,614.5
================================================================================

(a) In October 1998, the Company issued $200 of seven-year 4.875% fixed rate U.S. Dollar Notes to replace maturing long-term debt. The Company entered into a series of interest rate hedges throughout 1998 to effectively fix the interest rate prior to issuance. The effect of the hedges, when combined with original issue discounts, resulted in an effective interest rate on this debt of 6.07%.

(b) In January 1997, the Company issued $500 of seven-year 6.625% fixed rate Euro Dollar Notes. In conjunction with this issuance, the Company settled $500 notional amount of interest rate forward swap agreements, which effectively fixed the interest rate on the debt at 6.354%. Associated with this debt, during September 1997, the Company entered into a $225 notional, 4 1/2-year fixed-to-floating interest rate swap, indexed to the three-month London Interbank Offered Rate (LIBOR). Under the terms of this swap, if three-month LIBOR decreased to 4.71% or below, the swap would expire.

      The Company terminated this swap agreement in November 1999. The amount paid to discharge the agreement was insignificant.

(c) In August 1997, the Company issued $500 of four-year 6.125% Euro Dollar Notes. In conjunction with this issuance, the Company settled $400 notional amount of interest rate forward swap agreements that effectively fixed the interest rate on the debt at 6.4%. Associated with this debt, during September 1997, the Company entered into a $200 notional, four-year fixed-to-floating interest rate swap, indexed to three-month LIBOR.

(d) In February 1998, the Company issued $400 of three-year 5.75% fixed rate U.S. Dollar Notes. These Notes were issued under an existing "shelf registration" with the Securities and Exchange Commission, and provide an option to holders to extend the obligation for an additional four years at a predetermined interest rate of 5.63% plus the Company's then-current credit spread. As a result of this option, the effective interest rate on the three-year Notes is 5.23%. Concurrent with this issuance, the Company entered into a $400 notional, three-year fixed-to-floating interest rate swap, indexed to the Federal Reserve AA Composite Rate on 30-day commercial paper.

Scheduled  principal  repayments  on  long-term  debt  are (in  millions):
2000-$3;  2001-$900;  2002-$4; 2003-$1; 2004-$500; 2005 and beyond-$208.

Interest paid was (in millions): 1999-$124; 1998-$113; 1997-$85. Interest expense capitalized as part of the construction cost of fixed assets was (in millions): 1999-$8.4; 1998-$7.8; 1997- $9.6.

NOTE 8 STOCK OPTIONS

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

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options vesting period. Had compensation cost for the stock option plans been determined based on the fair value at the grant date consistent with SFAS #123, the Company's net earnings and earnings per share are estimated as follows:

========================================================================================================
(millions, except per share data)                                    1999           1998           1997
--------------------------------------------------------------------------------------------------------
Net earnings
     As reported                                                    $338.3         $502.6         $546.0
     Pro forma                                                      $311.4         $484.4         $520.8
Net earnings per share (basic and diluted)
     As reported                                                    $  .83         $ 1.23         $ 1.32
     Pro forma                                                      $  .77         $ 1.19         $ 1.26
========================================================================================================


The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                     1999            1998          1997
--------------------------------------------------------------------------------------------------------
Risk-free interest rate                                              4.83%           5.56%          6.31%
Dividend yield                                                       3.00%           2.00%          1.97%
Volatility                                                          23.16%          21.28%         19.83%
Average expected term (years)                                         3.76           3.47           3.52
Fair value of options granted                                      $  6.38         $ 8.45         $ 7.48
========================================================================================================


Transactions under these plans were:

========================================================================================================
(millions, except per share data)                                     1999           1998           1997
--------------------------------------------------------------------------------------------------------
Under option, January 1                                               16.4           12.4           11.2
     Granted                                                           6.6            6.8            6.0
     Exercised                                                        (1.1)          (1.7)          (4.5)
     Cancelled                                                        (2.0)          (1.1)          (0.3)
--------------------------------------------------------------------------------------------------------
Under option, December 31                                             19.9           16.4           12.4
--------------------------------------------------------------------------------------------------------
Exercisable, December 31                                              10.1            8.7            8.1
========================================================================================================
Shares available, December 31,
for options that may be granted under
the following plans:
     Key Employee Long Term Incentive Plan                             7.1            9.8           13.2
     Kellogg Employee Stock Ownership Plan                             4.6            6.0            6.9
--------------------------------------------------------------------------------------------------------
Total shares available, December 31,
     for options that may be granted                                  11.7           15.8           20.1
========================================================================================================
                                                                     Average prices per share
                                                           ---------------------------------------------
Under option, January 1                                                $38            $35            $33
     Granted                                                            36             43             36
     Exercised                                                          32             34             33
     Cancelled                                                          39             33             34
--------------------------------------------------------------------------------------------------------
Under option, December 31                                              $38            $38            $35
--------------------------------------------------------------------------------------------------------
Exercisable, December 31                                               $39            $36            $36
========================================================================================================


Employee stock options outstanding and exercisable under these plans as of December 31, 1999, were:

=========================================================================================
(millions, except                   Outstanding                       Exercisable
                     --------------------------------------------------------------------
per share data)                                    Weighted
                                      Weighted     average                    Weighted
      Range of                         average    remaining                    average
      exercise          Number of     exercise   contractual     Number of    exercise
       prices            options        price    life (yrs.)      options       price
-----------------------------------------------------------------------------------------
      $15 - 34             7.6           $33         8.0            2.5          $30
       35 - 39             5.4            38         7.8            2.9           38
       40 - 44             6.2            43         8.3            4.0           43
       45 - 50              .7            48         7.7             .7           48
-----------------------------------------------------------------------------------------
                          19.9                                     10.1
=========================================================================================

NOTE 9 PENSION BENEFITS

The Company has a number of U.S. and foreign pension plans to provide retirement benefits for its employees. Benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments. Investment in Company common stock represented 1.9% and 2.4% of consolidated plan assets at December 31, 1999 and 1998, respectively.

The components of pension expense were:

====================================================================================================================
(millions)                                                 1999                     1998                       1997
--------------------------------------------------------------------------------------------------------------------
Service cost                                              $ 42.6                   $ 41.3                     $ 29.9
Interest cost                                               83.7                     81.3                       79.6
Expected return on plan assets                            (125.1)                  (113.9)                    (104.7)
Amortization of unrecognized transition obligation           2.0                      0.7                       (0.3)
Amortization of unrecognized prior service cost              7.4                      7.5                        7.9
Recognized net losses                                       10.9                     10.0                        4.7
Curtailment loss and special
    termination benefits                                    33.5                     17.4                          -
--------------------------------------------------------------------------------------------------------------------
Pension expense - Company plans                             55.0                     44.3                       17.1
Pension expense - multiemployer plans                        1.4                      1.2                        1.9
--------------------------------------------------------------------------------------------------------------------
Total pension expense                                     $ 56.4                   $ 45.5                     $ 19.0
====================================================================================================================

The worldwide weighted average actuarial assumptions were:

==============================================================================================================================
                                                                      1999                     1998                      1997
------------------------------------------------------------------------------------------------------------------------------
Discount rate                                                         7.2%                     6.7%                       7.6%
Long-term rate of compensation increase                               4.2%                     4.9%                       4.9%
Long-term rate of return on plan assets                              10.4%                    10.5%                      10.5%
==============================================================================================================================

The aggregate change in projected benefit obligation, change in plan assets, and funded status were:

==========================================================================================================
(millions)                                                               1999                       1998
----------------------------------------------------------------------------------------------------------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at beginning of year                      $1,331.2                   $1,133.4
Service cost                                                               42.6                       41.3
Interest cost                                                              83.7                       81.3
Plan participants' contributions                                            1.3                        1.4
Amendments                                                                 36.6                        9.6
Actuarial (gain)/loss                                                     (58.4)                     133.6
Benefits paid                                                             (76.1)                     (70.5)
Other                                                                     (10.5)                       1.1
----------------------------------------------------------------------------------------------------------
Projected benefit obligation at end of year                            $1,350.4                   $1,331.2
==========================================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                         $1,318.3                   $1,209.0
Actual return on plan assets                                              299.8                      132.6
Employer contribution                                                      42.9                       54.7
Plan participants' contributions                                            1.3                        1.4
Benefits paid                                                             (76.1)                     (70.5)
Other                                                                      (8.2)                      (8.9)
----------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                               $1,578.0                   $1,318.3
==========================================================================================================
FUNDED STATUS                                                          $  227.6                   $  (12.9)
Unrecognized net (gain)/loss                                             (135.4)                     111.5
Unrecognized transition amount                                              3.4                        4.2
Unrecognized prior service cost                                            38.4                       36.2
----------------------------------------------------------------------------------------------------------
Prepaid pension                                                        $  134.0                   $  139.0
==========================================================================================================
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL
    POSITION CONSIST OF
Prepaid benefit cost                                                   $  207.9                   $  213.6
Accrued benefit liability                                                 (86.9)                     (88.4)
Intangible asset                                                           13.0                       13.8
----------------------------------------------------------------------------------------------------------
Net amount recognized                                                  $  134.0                   $  139.0
==========================================================================================================


The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

===================================================================================================
(millions)                                                        1999                       1998
---------------------------------------------------------------------------------------------------
Projected benefit obligation                                     $ 89.7                     $104.6
Accumulated benefit obligation                                     76.1                       84.5
Fair value of plan assets                                             -                        8.3
===================================================================================================

All gains and losses, other than curtailment losses and special termination benefits, are recognized over the average remaining service period of active plan participants. Curtailment losses and special termination benefits recognized in 1999 and 1998 were recorded as a component of restructuring charges. Refer to Note 3 for further information.

Certain of the Company's subsidiaries sponsor 401(k) or similar savings plans for active employees. Expense related to these plans was (in millions):
1999-$17; 1998-$16; 1997-$16.

NOTE 10  NONPENSION POSTRETIREMENT BENEFITS
Certain of the Company's North American subsidiaries provide health care and other benefits to substantially all retired employees, their covered dependents, and beneficiaries. Generally, employees are eligible for these benefits when one of the following service/age requirements is met: 30 years and any age; 20 years and age 55; 5 years and age 62. Plan assets consist primarily of equity securities with smaller holdings of bonds.

Components of postretirement benefit expense were:

=======================================================================================================
(millions)                                                     1999              1998             1997
-------------------------------------------------------------------------------------------------------
Service cost                                                  $  9.3           $  9.1           $  9.6
Interest cost                                                   37.4             36.8             37.2
Expected return on plan assets                                 (17.8)           (15.0)           (13.3)
Amortization of unrecognized prior service cost                  (.5)             (.5)             (.5)
Recognized net gains                                            (4.8)            (5.3)            (6.3)
Curtailment loss and special
       termination benefits                                       .5              1.0                -
-------------------------------------------------------------------------------------------------------
Postretirement benefit expense                                $ 24.1           $ 26.1           $ 26.7
=======================================================================================================

The weighted average actuarial assumptions were:

=======================================================================================================
                                                                1999             1998             1997
-------------------------------------------------------------------------------------------------------
Discount rate                                                   8.0%             7.0%            7.25%
Long-term rate of return on plan assets                        10.5%            10.5%            10.5%
=======================================================================================================

The aggregate change in accumulated postretirement benefit obligation, change in plan assets, and funded status were:

=================================================================================
(millions)                                                1999            1998
---------------------------------------------------------------------------------
CHANGE IN ACCUMULATED BENEFIT OBLIGATION
Accumulated benefit obligation at beginning of year     $ 548.8          $ 523.3
Service cost                                                9.3              9.1
Interest cost                                              37.4             36.8
Actuarial loss                                             15.3              7.6
Amendments                                                  (.2)             2.2
Benefits paid                                             (30.6)           (29.5)
Other                                                        .2              (.7)
---------------------------------------------------------------------------------
Accumulated benefit obligation at end of year           $ 580.2          $ 548.8
=================================================================================

CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year          $ 177.4          $ 150.7
Actual return on plan assets                               48.0             22.1
Employer contribution                                      35.2             34.1
Benefits paid                                             (30.6)           (29.5)
---------------------------------------------------------------------------------
Fair value of plan assets at end of year                $ 230.0          $ 177.4
=================================================================================

FUNDED STATUS                                           $(350.2)         $(371.4)
Unrecognized net gain                                     (88.9)           (80.9)
Unrecognized prior service cost                           (10.7)            (6.2)
---------------------------------------------------------------------------------
Accrued postretirement benefit cost                     $(449.8)         $(458.5)
=================================================================================
AMOUNTS RECOGNIZED IN THE STATEMENT OF FINANCIAL
POSITION CONSIST OF
Accrued benefit liability                               $(449.8)         $(458.5)
=================================================================================

The assumed health care cost trend rate was 6% for 1999, decreasing gradually to 5% by the year 2003 and remaining at that level thereafter. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline. A one percentage point change in assumed health care cost trend rates would have the following effects:

==========================================================================================
                                                   ONE PERCENTAGE        ONE PERCENTAGE
(MILLIONS)                                         POINT INCREASE        POINT DECREASE
------------------------------------------------------------------------------------------
Effect on total of service and
interest cost components                               $  6.8               $  (5.6)

Effect on postretirement benefit obligation            $ 70.4               $ (58.5)
==========================================================================================

All gains and losses, other than curtailment losses and special termination benefits, are recognized over the average remaining service period of active plan participants. The net curtailment loss and special termination benefits for 1999 include a $2.2 million loss recorded as a component of restructuring charges and a $1.7 million gain recorded as a component of disposition-related charges. The net curtailment loss and special termination benefits for 1998 were recorded as a component of restructuring charges. Refer to Notes 2 and 3 for further information. Since December 1996, the Company has contributed to a voluntary employee benefit association (VEBA) trust for funding of its nonpension postretirement benefit obligations.

NOTE 11 INCOME TAXES

Earnings before income taxes and cumulative effect of accounting change, and the provision for U.S. federal, state, and foreign taxes on these earnings, were:

===============================================================================================================
(millions)                                                               1999            1998            1997
---------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES
AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE
      United States                                                     $235.1          $564.0           $576.4
      Foreign                                                            301.6           218.5            328.1
---------------------------------------------------------------------------------------------------------------
                                                                        $536.7          $782.5           $904.5
===============================================================================================================
INCOME TAXES
      Currently payable
           Federal                                                      $135.9          $128.7           $129.4
           State                                                          20.6            17.8             29.6
           Foreign                                                       102.4            87.2            143.0
---------------------------------------------------------------------------------------------------------------
                                                                         258.9           233.7            302.0
===============================================================================================================
      Deferred
           Federal                                                       (60.7)           30.6             50.2
           State                                                          (4.5)            1.7              4.0
           Foreign                                                         4.7            13.9            (15.7)
---------------------------------------------------------------------------------------------------------------
                                                                         (60.5)           46.2             38.5
---------------------------------------------------------------------------------------------------------------
Total income taxes                                                      $198.4          $279.9           $340.5
===============================================================================================================

The difference between the U.S. federal statutory tax rate and the Company's effective rate was:


===============================================================================================================
                                                                          1999            1998             1997
---------------------------------------------------------------------------------------------------------------
U.S. statutory rate                                                       35.0%           35.0%            35.0%
Foreign rate varying from 35%                                             (.5)           (2.0)            (1.6)
State income taxes, net of federal benefit                                 2.0             2.4              2.4
Net change in valuation allowances                                        (1.3)            2.9              1.6
Statutory rate changes, deferred tax impact                                (.6)            (.3)             (.5)
Other                                                                      2.4            (2.2)              .7
---------------------------------------------------------------------------------------------------------------
Effective income tax rate                                                 37.0%           35.8%            37.6%
===============================================================================================================

The changes in valuation allowances on deferred tax assets and corresponding impacts on the effective income tax rate, as presented above, result primarily from management's assessment of the Company's ability to utilize certain operating loss and tax credit carryforwards. Total tax benefits of carryforwards at year-end 1999 and 1998 were $43.2 million and $55.3 million, respectively, and expire principally after five years.

The deferred tax assets and liabilities included in the balance sheet at year-end were:


================================================================================================================================
                                                                         Deferred tax assets            Deferred tax liabilities
(millions)                                                               1999            1998              1999           1998
--------------------------------------------------------------------------------------------------------------------------------
Current:
    Promotion and advertising                                            $18.0           $26.0             $7.4            $9.9
    Wages and payroll taxes                                               17.3            27.3                -               -
    Inventory valuation                                                    9.6             6.1             11.4            11.6
    Health and postretirement benefits                                    34.3            18.1               .3             3.8
    State taxes                                                            6.7             5.7                -               -
    Operating loss and credit carryforwards                                1.5             1.7                -               -
    Other                                                                 35.0            21.9              7.1             4.4
--------------------------------------------------------------------------------------------------------------------------------
                                                                         122.4           106.8             26.2            29.7
           Less valuation allowance                                       (2.2)           (1.5)               -               -
--------------------------------------------------------------------------------------------------------------------------------
                                                                         120.2           105.3             26.2            29.7
================================================================================================================================

Noncurrent:
    Depreciation and asset disposals                                      16.7            15.7            291.9           327.1
    Health and postretirement benefits                                   158.9           164.3             68.9            58.8
    Capitalized interest                                                     -               -             24.0            28.3
    State taxes                                                            1.6               -                -             1.9
    Operating loss and credit carryforwards                               41.7            53.6                -               -
    Trademarks                                                               -             2.5             29.8               -
    Other                                                                 32.2            19.4             14.4            17.5
--------------------------------------------------------------------------------------------------------------------------------
                                                                         251.1           255.5            429.0           433.6
           Less valuation allowance                                      (59.6)          (67.1)               -               -
================================================================================================================================
                                                                         191.5           188.4            429.0           433.6
--------------------------------------------------------------------------------------------------------------------------------

Total deferred taxes                                                    $311.7          $293.7           $455.2          $463.3
================================================================================================================================

At December 31, 1999, foreign subsidiary earnings of $1.3 billion were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on these earnings. Foreign withholding taxes of approximately $82 million would be payable upon remittance of these earnings. Subject to certain limitations, the withholding taxes would then be available for use as credits against the U.S. tax liability.

Cash paid for income taxes was (in millions): 1999-$242; 1998-$211; 1997-$332.

NOTE 12  FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

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

FOREIGN EXCHANGE RISK
The Company is exposed to fluctuations in foreign currency cash flows related primarily to third-party purchases, intercompany product shipments, and intercompany loans. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars.

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

The notional amounts of open forward contracts were $3.8 million and $22.2 million at December 31, 1999 and 1998, respectively. No borrowings were outstanding under commitments to sell foreign currency revenues at December 31, 1999 or 1998. Refer to Supplemental Financial Information on pages 35 and 36 for further information regarding these contracts.

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

Interest rate forward swaps are marked-to-market with net amounts due to or from counterparties recorded in interest receivable or payable. Mark-to-market gains and losses are deferred and recognized over the life of the debt issue as a component of interest expense. For other caps and swaps entered into concurrently with the debt issue, the interest or currency differential to be paid or received on the instrument is recognized in the statement of earnings as incurred, as a component of interest expense. If a position were to be terminated prior to maturity, the gain or loss realized upon termination would be deferred and amortized to interest expense over the remaining term of the underlying debt issue or would be recognized immediately if the underlying debt issue were settled prior to maturity.

The notional amounts of currency and interest rate swaps and caps were $600.0 million and $1.05 billion at December 31, 1999 and 1998, respectively. Refer to
Note 7 and Supplemental Financial Information on pages 35 and 36 for further information regarding these swaps.

PRICE RISK
The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year. Commodity contracts are marked-to-market with net amounts due to or from brokers recorded in accounts receivable or payable. Mark-to-market gains and losses are deferred and recognized as adjustments to the basis of the underlying material purchase.

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

                                             NOTE 13 QUARTERLY FINANCIAL DATA
                                                        (unaudited)

===================================================================================================================================
(millions, except                                        Net sales                                            Gross profit
per share data)                                     1999            1998                               1999                  1998
-----------------------------------------------------------------------------------------------------------------------------------
First                                            $1,745.3        $1,642.9                           $  908.9              $  861.1
Second                                            1,784.4         1,713.5                              946.1                 893.9
Third                                             1,868.4         1,805.8                              984.7                 936.9
Fourth                                            1,586.1         1,599.9                              819.4                 787.6
-----------------------------------------------------------------------------------------------------------------------------------
                                                 $6,984.2        $6,762.1                           $3,659.1              $3,479.5
===================================================================================================================================
                                                       Net earnings (a)                              Net Earnings per share (a)(b)
                                                    1999            1998                               1999                  1998
-----------------------------------------------------------------------------------------------------------------------------------
First                                              $118.8          $170.7                              $ .29                 $ .42
Second                                              154.2           143.2                                .38                   .35
Third                                               (35.6)          141.9                               (.08)                  .35
Fourth                                              100.9            46.8                                .25                   .11
-----------------------------------------------------------------------------------------------------------------------------------
                                                   $338.3          $502.6
===================================================================================================================================

(a) The quarterly results of 1999 and 1998 include the following restructuring and disposition-related charges.

          Refer to Notes 2 and 3 for further information.

                ================================================================================================
                                                         Net earnings                Net Earnings per share (b)
                                                     1999            1998              1999             1998
                ------------------------------------------------------------------------------------------------

                     First                        ($ 25.6)            $ -             ($.07)             $ -
                     Third                         (206.4)              -             ( .50)               -
                     Fourth                         (35.9)          (46.3)            ( .09)           ( .12)
                ------------------------------------------------------------------------------------------------
                                                  ($267.9)         ($46.3)
                ================================================================================================

(b) Earnings per share presented represent both basic and diluted earnings per share.





The principal market for trading Kellogg shares is the New York Stock Exchange
(NYSE). The shares are also traded on the Boston, Chicago, Cincinnati, Pacific, and Philadelphia Stock Exchanges. At year-end 1999, the closing price (on the NYSE) was $30 13/16 and there were 47,511 shareholders of record. The reported number of shareholders increased from 24,634 in 1998 due to the first-time inclusion of participants in the Kellogg Company Dividend Reinvestment Plan. The comparable number of shareholders of record for 1998 was 47,333.

Dividends paid and the quarterly price ranges on the NYSE during the last two years were:

=============================================================================================================
                                                                                          Stock price
                                                                                  ---------------------------
1999 - QUARTER                                                    Dividend            High             Low
-------------------------------------------------------------------------------------------------------------
Fourth                                                              $.245            $40.94           $30.00
Third                                                                .245             39.00            31.50
Second                                                               .235             38.13            31.38
First                                                                .235             42.25            33.69
-------------------------------------------------------------------------------------------------------------
                                                                    $.960
=============================================================================================================
1998 - Quarter
-------------------------------------------------------------------------------------------------------------
Fourth                                                              $.235            $37.63           $32.19
Third                                                                .235             39.19            29.56
Second                                                               .225             43.50            37.69
First                                                                .225             49.69            41.81
-------------------------------------------------------------------------------------------------------------
                                                                    $.920
=============================================================================================================

NOTE 14 OPERATING SEGMENTS

Kellogg Company is the world's leading producer of ready-to-eat cereal and a leading producer of convenience foods, including toaster pastries, cereal bars, frozen waffles, and meat alternatives. Principal markets for these products include the United States and United Kingdom. Operations are managed via four major geographic areas - North America, Europe, Asia-Pacific, and Latin America
- which are the basis of the Company's reportable operating segment information disclosed below. The measurement of operating segment results is generally consistent with the presentation of the Consolidated Statement of Earnings and Balance Sheet. Intercompany transactions between reportable operating segments were insignificant in all periods presented.


===============================================================================
      (millions)                          1999        1998             1997
-------------------------------------------------------------------------------
NET SALES
   North America                       $4,358.3    $ 4,175.9         $ 4,260.8
   Europe                               1,614.4      1,698.5           1,702.0
   Asia-Pacific                           442.0        377.0             411.9
   Latin America                          567.0        510.7             455.4
   Corporate and other                      2.5            -                 -
--------------------------------------------------------------------------------
   Consolidated                        $6,984.2    $ 6,762.1         $ 6,830.1
================================================================================
OPERATING PROFIT EXCLUDING CHARGES (a)
   North America                      $   866.7    $   831.6         $   884.8
   Europe                                 224.1        211.4             305.8
   Asia-Pacific                            53.2         48.3              51.1
   Latin America                          141.3        107.2             111.8
   Corporate and other                   (211.9)      (232.9)           (160.3)
--------------------------------------------------------------------------------
   Consolidated                         1,073.4        965.6           1,193.2

   Charges (a)                           (244.6)       (70.5)           (184.1)
--------------------------------------------------------------------------------
   Operating profit as reported       $   828.8    $   895.1         $ 1,009.1
================================================================================
CHARGES (a)
   North America                      $   197.9    $    40.8         $    37.8
   Europe                                  22.4          3.3             115.9
   Asia-Pacific                             4.6          3.4              28.6
   Latin America                            1.7            -                .2
   Corporate and other                     18.0         23.0               1.6
--------------------------------------------------------------------------------
   Consolidated                       $   244.6    $    70.5         $   184.1
================================================================================
DEPRECIATION AND AMORTIZATION
   North America                      $   151.3    $   152.1         $   153.7
   Europe                                  57.8         54.6              59.6
   Asia-Pacific                            22.5         21.3              21.9
   Latin America                           14.5         14.2              12.5
   Corporate and other                     41.9         35.9              39.6
--------------------------------------------------------------------------------
   Consolidated                       $   288.0    $   278.1         $   287.3
================================================================================
INTEREST EXPENSE
    North America                     $      .3    $      .5         $      .3
    Europe                                  9.3          4.4               1.9
    Asia-Pacific                              -           .1                .6
    Latin America                            .6           .9               1.0
    Corporate and other                   108.6        113.6             104.5
--------------------------------------------------------------------------------
    Consolidated                      $   118.8    $   119.5         $   108.3
================================================================================
INCOME TAXES EXCLUDING CHARGES (b)
    North America                     $   232.1    $   224.8         $   258.3
    Europe                                 28.8         37.0              80.5
    Asia-Pacific                            9.5          7.3              12.1
    Latin America                          34.4         28.1              21.0
    Corporate and other                    38.8          6.9              12.2
--------------------------------------------------------------------------------
    Consolidated                      $   343.6    $   304.1         $   384.1

    Effect of charges (b)                (145.2)       (24.2)            (43.6)
--------------------------------------------------------------------------------
    Income taxes as reported          $   198.4    $   279.9         $   340.5
================================================================================
TOTAL ASSETS
    North America                     $ 2,478.1    $ 2,430.8         $ 2,519.2
    Europe                              1,157.3      1,336.0           1,154.5
    Asia-Pacific                          378.3        328.4             309.5
    Latin America                         414.3        380.9             361.4
    Corporate and other                 1,755.9      1,516.7           1,405.1
    Elimination entries               $(1,375.2)      (941.3)           (872.1)
--------------------------------------------------------------------------------
    Consolidated                      $ 4,808.7    $ 5,051.5         $ 4,877.6
================================================================================
ADDITIONS TO LONG-LIVED ASSETS
     North America                    $   465.8    $    82.5         $   166.5
     Europe                                67.4        169.1              60.7
     Asia-Pacific                          26.9         40.3              24.3
     Latin America                         47.4         41.7              43.3
     Corporate and other                   41.7         98.5              94.9
--------------------------------------------------------------------------------
     Consolidated                     $   649.2    $   432.1         $   389.7
================================================================================

(a) Charges include restructuring charges in 1999 and 1998, and restructuring and asset impairment charges in 1997. Refer to Note 3 for further information.

(b) Charges include those described in (a) plus disposition-related charges reported in earnings before income taxes.
      Refer to Note 2 for further information.

Supplemental geographic information is provided below for revenues from external customers and long-lived assets:

================================================================================
(millions)                                 1999           1998           1997
--------------------------------------------------------------------------------
NET SALES
      United States                     $4,014.1        $3,858.0       $3,922.2
      United Kingdom                       689.3           743.6          719.0
      Other foreign countries            2,280.8         2,160.5        2,188.9
--------------------------------------------------------------------------------
      Consolidated                      $6,984.2        $6,762.1       $6,830.1
================================================================================
LONG-LIVED ASSETS
      United States                     $1,549.3        $1,644.2       $1,707.1
      United Kingdom                       552.3           553.0          452.4
      Other foreign countries            1,110.3         1,330.3        1,225.2
--------------------------------------------------------------------------------
           Consolidated                 $3,211.9        $3,527.5       $3,384.7
================================================================================

Supplemental product information is provided below for revenues from external customers:

================================================================================
(millions)                                 1999           1998           1997
--------------------------------------------------------------------------------
Ready-to-eat cereal net sales           $5,304.7        $5,265.4       $5,435.8
Convenience foods net sales              1,679.5         1,496.7        1,394.3
--------------------------------------------------------------------------------
      Consolidated                      $6,984.2        $6,762.1       $6,830.1
================================================================================

NOTE 15 SUPPLEMENTAL FINANCIAL STATEMENT DATA

(millions)
====================================================================================================================================
CONSOLIDATED STATEMENT OF EARNINGS                                       1999                   1998                  1997
------------------------------------------------------------------------------------------------------------------------------------
Research and development expense                                        $ 104.1                $ 121.9               $ 106.1
Advertising expense                                                     $ 674.1                $ 695.3               $ 780.4
====================================================================================================================================


====================================================================================================================================
CONSOLIDATED STATEMENT OF CASH FLOWS                                     1999                   1998                  1997
------------------------------------------------------------------------------------------------------------------------------------
Accounts receivable                                                     $  21.0               ($ 102.6)               $  5.1
Inventories                                                               (39.1)                 (15.0)                 (8.1)
Other current assets                                                       14.7                   33.2                 (11.0)
Accounts payable                                                          (84.8)                  58.9                  (8.7)
Other current liabilities                                                 (58.6)                 (76.8)                  1.9
------------------------------------------------------------------------------------------------------------------------------------
              CHANGES IN OPERATING ASSETS AND LIABILITIES              ($ 146.8)              ($ 102.3)              ($ 20.8)
====================================================================================================================================

=============================================================================================================
CONSOLIDATED BALANCE SHEET                                                1999                   1998
-------------------------------------------------------------------------------------------------------------
Trade receivables                                                      $  561.5               $  555.2
Allowance for doubtful accounts                                            (8.6)                 (12.9)
Other receivables                                                         125.6                  150.7
-------------------------------------------------------------------------------------------------------------
              ACCOUNTS RECEIVABLE, NET                                 $  678.5               $  693.0
-------------------------------------------------------------------------------------------------------------

Raw materials and supplies                                             $  141.2               $  133.3
Finished goods and materials in process                                   362.6                  318.1
-------------------------------------------------------------------------------------------------------------
              INVENTORIES                                              $  503.8               $  451.4
-------------------------------------------------------------------------------------------------------------

Deferred income taxes                                                  $  108.5               $   89.9
Other prepaid assets                                                      127.8                  125.8
-------------------------------------------------------------------------------------------------------------
              OTHER CURRENT ASSETS                                     $  236.3               $  215.7
-------------------------------------------------------------------------------------------------------------

Land                                                                   $   44.1               $   49.3
Buildings                                                               1,255.3                1,247.9
Machinery and equipment                                                 3,595.5                3,608.2
Construction in progress                                                  261.8                  341.4
Accumulated depreciation                                               (2,515.8)              (2,358.0)
-------------------------------------------------------------------------------------------------------------
              PROPERTY, NET                                            $2,640.9               $2,888.8
-------------------------------------------------------------------------------------------------------------

Goodwill                                                               $  205.1                $ 197.0
     -Accumulated amortization                                             (4.4)                 (11.5)

Other intangibles                                                         144.5                  215.9
     -Accumulated amortization                                             (9.6)                 (21.9)

Other assets                                                              263.0                  286.7
-------------------------------------------------------------------------------------------------------------
              OTHER ASSETS                                             $  598.6                $ 666.2
-------------------------------------------------------------------------------------------------------------

Accrued income taxes                                                   $   83.5                $  69.4
Accrued salaries and wages                                                126.0                  100.7
Accrued advertising and promotion                                         211.8                  243.4
Other                                                                     339.7                  296.6
-------------------------------------------------------------------------------------------------------------
              OTHER CURRENT LIABILITIES                                $  761.0                $ 710.1
-------------------------------------------------------------------------------------------------------------

Nonpension postretirement benefits                                     $  424.9                $ 435.2
Deferred income taxes                                                     251.3                  259.2
Other                                                                     118.7                  134.3
-------------------------------------------------------------------------------------------------------------
              OTHER LIABILITIES                                        $  794.9                $ 828.7
-------------------------------------------------------------------------------------------------------------

=============================================================================================================

REPORT OF INDEPENDENT ACCOUNTANTS


PRICEWATERHOUSECOOPERS LLP


To the Shareholders and Board of Directors of Kellogg Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, the Company changed its method of accounting for business process reengineering costs effective October 1, 1997.



/s/ PricewaterhouseCoopers LLP

Battle Creek, Michigan

January 27, 2000

SUPPLEMENTAL FINANCIAL INFORMATION

QUANTITATIVE & QUALITATIVE DISCLOSURES RELATED TO MARKET RISK SENSITIVE INSTRUMENTS

The Company is exposed to certain market risks which exist as a part of its ongoing business operations and uses derivative financial and commodity instruments, where appropriate, to manage these risks. The Company, as a matter of policy, does not engage in trading or speculative transactions. Refer to Note 12 within Notes to Consolidated Financial Statements for further information on accounting policies related to derivative financial and commodity instruments.

FOREIGN EXCHANGE RISK
The Company is exposed to fluctuations in foreign currency cash flows related to third party purchases, intercompany product shipments, and intercompany loans. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. Primary exposures include the U.S. Dollar versus the British Pound, member currencies of the European Monetary Union, Australian Dollar, Canadian Dollar, and Mexican Peso, and in the case of inter-subsidiary transactions, the British Pound versus other European currencies. The Company assesses foreign currency risk based on transactional cash flows and enters into forward contracts and other commitments to sell foreign currency revenues, all of generally less than twelve months duration, to reduce fluctuations in net long or short currency positions. No borrowings were outstanding under commitments to sell foreign currency revenues at December 31, 1999 or 1998. As of December 31, 1999, the Company had committed to borrowings during 2000 in the cumulative principal amount of approximately $366 million.

The tables below summarize forward contracts held at year-end 1999 and 1998. All contracts are valued in U.S. Dollars using year-end exchange rates, are hedges of anticipated transactions, and mature within one year.

====================================================================================================================================
CONTRACTS TO SELL FOREIGN CURRENCY
------------------------------------------------------------------------------------------------------------------------------------

Currency                      Currency                 Notional value             Exchange rate                  Fair value
sold                          received                   (millions)                 (fc/1US$)                    (millions)
------------------------------------------------------------------------------------------------------------------------------------
                                                    1999        1998           1999           1998           1999           1998
------------------------------------------------------------------------------------------------------------------------------------
Japanese Yen               U.S. Dollar              $3.8         $ -         102.12                            $-             $-
Belgian Franc              British Pound               -         1.9              -          35.11              -              -
Swiss Franc                German Deutschmark          -          .3              -           2.08              -              -
Danish Kroner              British Pound               -         3.2              -           6.60              -            (.1)
French Franc               British Pound               -         6.9              -           5.69              -            (.1)
Irish Punt                 British Pound               -         3.4              -            .68              -              -
Swedish Kroner             Danish Kroner               -         1.6              -           7.41              -             .1
Venezuelan Bolivar         U.S. Dollar                 -         2.1              -         726.67              -            (.6)
------------------------------------------------------------------------------------------------------------------------------------
                           Total                    $3.8       $19.4                                           $-          ($ .7)
====================================================================================================================================



====================================================================================================================================
CONTRACTS TO PURCHASE FOREIGN CURRENCY
------------------------------------------------------------------------------------------------------------------------------------
Currency                      Currency                  Notional value            Exchange rate                   Fair value
purchased                    exchanged                    (millions)                (fc/1US$)                     (millions)
------------------------------------------------------------------------------------------------------------------------------------
                                                     1999           1998        1999           1998           1999           1998
German Deutschmark         British Pound             $  -           $2.8                       1.69           $  -           $  -
====================================================================================================================================

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

The tables below provide information on the Company's significant debt issues and related hedging instruments at year-end 1999 and 1998. For foreign currency-denominated debt, the information is presented in U.S. Dollar equivalents. Variable interest rates are based on effective rates or implied forward rates as of year-end 1999. Refer to Note 7 within Notes to Consolidated Financial Statements for further information.

====================================================================================================================================
SIGNIFICANT DEBT ISSUES (millions)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     12/31/99       12/31/98
Debt                                            Principal by year of maturity                       FAIR VALUE     Fair value
                                 -------------------------------------------------------------
characteristics                     1999        2000        2001         2004          2005
------------------------------------------------------------------------------------------------------------------------------------
Euro Dollar                                               $ 500.0                                    $ 494.7        $ 505.8
fixed rate                                                 6.125%
effective rate (a)                                         6.400%
------------------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                                               $ 400.0                                    $ 397.1        $ 435.9
fixed rate                                                  5.75%
effective rate (b)                                          5.23%
------------------------------------------------------------------------------------------------------------------------------------
Euro Dollar                                                            $ 500.0                       $ 488.9        $ 510.2
fixed rate                                                               6.625%
effective rate (a)                                                       6.354%
------------------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                                                                           $ 200.0        $ 179.4        $ 198.4
fixed rate                                                                             4.875%
effective rate (a)                                                                     6.070%
------------------------------------------------------------------------------------------------------------------------------------
U.S. commercial paper             $ 423.3      $ 448.3                                               $ 448.3        $ 423.3
weighted avg. variable               5.2%         5.9%
------------------------------------------------------------------------------------------------------------------------------------
Multi-currency revolving
credit facility                   $ 148.5      $  16.2                                               $  16.2        $ 148.5
effective rate                       5.5%         5.6%
====================================================================================================================================

(a) Effective fixed interest rate paid, as a result of settlement of forward interest rate swap at date of debt issuance.
(b) Effective fixed interest rate paid, as a result of extendable feature. Refer to Note 7 within Notes to Consolidated Financial Statements for further information.

=============================================================================================================================
INTEREST RATE SWAPS (millions)
-----------------------------------------------------------------------------------------------------------------------------
                                                                  Year of maturity
Instrument                                                        ----------------                12/31/99       12/31/98
characteristics                                                       2001                       FAIR VALUE     Fair value
-----------------------------------------------------------------------------------------------------------------------------
Interest rate swap -- pay                        Notional amt.      $ 200.0                         ($1.1)         $ 5.6
variable/receive fixed -- hedge                  Pay                  6.15%
of existing debt issue                           Receive              6.40%
-----------------------------------------------------------------------------------------------------------------------------
Interest rate swap -- pay                        Notional amt.      $ 400.0                         ($3.2)           5.2
variable/receive fixed -- hedge                  Pay                  4.72%
of existing debt issue                           Receive              5.23%
-----------------------------------------------------------------------------------------------------------------------------
Other swaps & caps disposed of in 1999                                                               $  -          $ 1.3
=============================================================================================================================

PRICE RISK
The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. Primary exposures include corn, wheat, soybeans, soybean oil, sugar, and paperboard. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year. The fair values of commodity contracts held at year-end 1999 and 1998 were insignificant, and potential near-term changes in commodity prices were not expected to have a significant impact on the Company's future earnings or cash flows.

For all derivative financial and commodity instruments presented in the tables above, changes in fair values of these instruments and the resultant impact on the Company's cash flows and/or earnings would generally be offset by changes in values of underlying transactions and positions. Therefore, it should be noted that the exclusion of certain of the underlying exposures from the tables above may be a limitation in assessing the net market risk of the Company.