Form 10-K, Exhibit 13
period 2000-12-31
KELLOGG CO
filed 2001-03-13
CIK 55067

                                                                   EXHIBIT 13.01

                                    FINANCIAL
                                     RESULTS






TABLE OF CONTENTS

Management's Discussion and Analysis ...........................................          15

Selected Financial Data ........................................................          23

Consolidated Financial Statements ..............................................          24

Notes to Consolidated Financial Statements .....................................          28

Report of Independent Accountants ..............................................          39

Supplemental Financial Information .............................................          39

MANAGEMENT'S DISCUSSION AND ANALYSIS

KELLOGG COMPANY AND SUBSIDIARIES


RESULTS OF OPERATIONS

OVERVIEW

Kellogg Company is the world's leading producer of ready-to-eat cereal and a leading producer of convenience foods, including toaster pastries, cereal bars, frozen waffles, wholesome snacks, and meat alternatives. Principal markets for these products include the United States and United Kingdom. Additionally, the Company expects to complete its acquisition of Keebler Foods Company in March 2001. Keebler ranks second in U.S. market share in the cookie and cracker categories and has the third largest food direct store door (DSD) delivery system in the United States. Beginning in the fourth quarter of 2000, the Company's operations are managed in two major divisions - U.S. and International
- with International further delineated into Europe, Latin America, Canada, Australia, and Asia. This geographic organization is the basis of the Company's operating segment information in this report.

In 2000, the Company achieved growth in net earnings and earnings per share, excluding charges, despite softness in the Company's U.S. convenience foods business, higher energy prices and interest rates, weak foreign currencies, and inventory write-offs in Southeast Asia. The Company was able to more than offset these factors through manufacturing efficiencies, reduced advertising and overhead expenses, and recognition of benefits related to U.S. tax credits.

During 1999, the Company increased sales and achieved double-digit growth in net earnings and earnings per share, excluding charges. Volume gains in the Company's Latin America, Australia, and Asian cereal markets, continued expansion of the Company's global convenience foods business, and cost savings from ongoing streamlining and efficiency initiatives contributed significantly to these results.

During 1998, the Company realized declines in earnings per share, both with and without charges. The Company experienced significant competitive pressure combined with category softness in its major ready-to-eat cereal markets, to which it responded by accelerating investment in long-term growth strategies, including product development, technology, and efficiency initiatives.

Net earnings (in millions) and earnings per share (both basic and diluted), as reported, were:


                            2000         1999       1998
                           -------     -------     -------

Net earnings               $ 587.7     $ 338.3     $ 502.6
Net earnings per share     $  1.45     $   .83     $  1.23
                           =======     =======     =======


During the current and prior years, the Company reported restructuring and disposition-related charges. The table below summarizes the amounts that have been excluded from results of operations in the following sections for purposes of comparison between years. These items are discussed in detail in the sections on restructuring charges (page 18) and dispositions (page 20).



                                                      IMPACT ON
                                  --------------------------------------------------
                                                 Earnings
                                                  before                      Net
(millions, except                 Operating       income        Net         earnings
per share data)                    profit         taxes       earnings     per share
                                  --------      ---------     --------     ---------


2000
RESTRUCTURING CHARGES             $   86.5      $   86.5      $   64.2      $    .16
                                  --------      --------      --------      --------

1999
Restructuring charges             $  244.6      $  244.6      $  156.4      $    .40
Disposition-related charges             --         168.5         111.5           .27
                                  --------      --------      --------      --------
TOTAL CHARGES                     $  244.6      $  413.1      $  267.9      $    .67
                                  --------      --------      --------      --------

1998
RESTRUCTURING CHARGES             $   70.5      $   70.5      $   46.3      $    .12
                                  ========      ========      ========      ========




2000 COMPARED TO 1999

Excluding charges, net earnings (in millions) and earnings per share were:

                              2000          1999         Change
                             -------       -------       -------

Net earnings                 $ 651.9       $ 606.2         +7.5%
Net earnings per share       $  1.61       $  1.50         +7.3%
                             =======       =======       =======


The full-year increase in earnings per share of $.11 consisted of $.02 from business growth and $.11 from favorable tax-rate movements, partially offset by $.02 from unfavorable foreign currency movements.

The Company continued to lead the global ready-to-eat cereal category in 2000 with an estimated 38% annualized share of worldwide dollar sales. Category share for the Company's operating segments was approximately 31% in the United States, 43% in Europe, 60% in Latin America, 45% in Canada, 57% in Australia, and 50% in Asia.

During the fourth quarter of 1999, the Company divested the Lender's Bagels business and acquired Worthington Foods, Inc. While the net impact of these events on net sales was insignificant during 2000, convenience foods volume results were negatively affected, due to the higher density of Worthington's products versus Lender's products. Volume results for 2000 were:


                                                       Comparable
Change vs. prior year            As reported           business (a)
------------------------       ---------------       ---------------

Global cereal                            +1.0%                  +.6%
Global convenience foods                 -5.0%                 +1.4%
                               ---------------       ---------------

Consolidated                              -.5%                  +.9%
                               ===============       ===============

United States                            -2.4%                  +.3%
Europe                                    -.8%                  -.8%
Latin America                            +7.7%                 +7.7%
Other operating                          +1.8%                 +1.4%
                               ---------------       ---------------
Consolidated                              -.5%                  +.9%
                               ===============       ===============


(a) Excluding acquisitions and dispositions. Refer to pages 19-20.

Excluding volume from the Kashi business acquired in June 2000, U.S. cereal volume for the year was essentially flat, negatively impacted by a sluggish category, heavy price promotion by competitors, and trade inventory reductions late in the year. Excluding volume from acquisitions and dispositions, U.S. convenience foods volume grew approximately 1%, a significantly slower rate than the last several years. Management believes factors reducing the growth rate in 2000 included having fewer new products in 2000 and lack of sustained marketing support for products introduced in 1999.

The volume shortfall in Europe during the year was attributable to decreased cereal sales. While management believes successful consumer promotions increased cereal volume growth approximately 1% in the United Kingdom, volume shortfalls in most other European markets more than offset this gain. Convenience foods volume in Europe was approximately even with the prior year.

Latin America continued to achieve solid growth in both cereal and convenience foods volume, particularly in the Mexican market, where an all-time annual cereal volume record was achieved.

In other segments - consisting of Canada, Australia, and Asia - volume results were mixed. In Canada, the Company achieved modest volume growth in both the cereal and convenience foods businesses, with total volume increasing approximately 2%. Excluding volume from The Healthy Snack People(TM) convenience foods business acquired in July 2000, total shipments increased nearly 1% in Australia, as strong growth in convenience foods volume more than offset a shortfall in cereal sales. Cereal volume increased in Asia, led by strong shipments in Korea. Asian convenience foods volume decreased significantly, as the Company undertook restructuring initiatives to refocus these markets on sustainable growth.


Net sales by major product group were:

                                                                           Comparable
                                                              Total         business
(millions)                       2000           1999          change       change (b)
                               --------       --------       --------      ---------

Global cereal                  $5,177.6       $5,304.7          -2.4%           +.7%
Global convenience foods        1,777.1        1,679.5          +5.8%          +2.5%
                               --------       --------       --------       --------

Consolidated                   $6,954.7       $6,984.2           -.4%          +1.1%
                               ========       ========       ========       ========


(b) Excluding foreign exchange, acquisitions, and dispositions.

On an operating segment basis, net sales versus the prior year were:


                                    United                            Latin            Other
                                    States           Europe          America         operating      Consolidated
                                  ----------       ----------       ----------       ----------     ------------

Volume                                  +.3%             -.8%            +7.7%            +1.4%             +.9%
Pricing/mix                             -.6%            +1.4%            +4.7%             -.4%             +.2%
Acquisitions & dispositions            +1.6%               --               --             +.5%            +1.0%
Foreign currency impact                   --           -10.0%            -1.9%            -3.0%            -2.5%
                                  ----------       ----------       ----------       ----------     ------------

Total change                           +1.3%            -9.4%           +10.5%            -1.5%             -.4%
                                  ==========       ==========       ==========       ==========     ============



For 2000, the comparable business sales decline in the United States was .3% (favorable volume of .3% less unfavorable pricing/mix impact of .6%) versus a comparable business operating profit decline of 5.9%. The operating profit decline was attributable primarily to increased production, distribution, and promotional expenditures for convenience foods products, and higher energy costs. In Europe, operating efficiencies and a decline in marketing expense resulted in comparable business growth in operating profit of 14.0%, building on a sales increase of .6% (unfavorable volume of .8% offset by favorable pricing/mix of 1.4%). In Latin America, comparable business sales growth of 12.4% (favorable volume of 7.7% plus favorable pricing/mix of 4.7%) combined with operating efficiencies resulted in comparable business operating profit growth of 16.0%. In other operating segments, comparable business operating profit declined 1.8%, despite a sales increase of 1.0% (favorable volume of 1.4% less unfavorable pricing/mix impact of .4%). Significantly contributing to this operating profit decline was approximately $14 million in aged inventory write-offs and related expenses in Southeast Asia as management initiated restructuring actions to refocus certain Asian markets on sustainable growth.



Operating profit on an operating segment basis was:

                                         United                         Latin        Other
(millions)                               States         Europe         America     operating (d)   Corporate      Consolidated
                                       ----------     ----------     ----------    -------------   ----------     ------------

2000 operating profit                  $    744.2     $    208.5     $    146.5     $     60.5     $   (169.9)     $    989.8
2000 restructuring charges (c)                2.0           26.7           14.6           28.7           14.5            86.5
                                       ----------     ----------     ----------     ----------     ----------      ----------

2000 OPERATING PROFIT
   EXCLUDING RESTRUCTURING CHARGES     $    746.2     $    235.2     $    161.1     $     89.2     $   (155.4)     $  1,076.3

1999 operating profit                  $    605.1     $    201.7     $    139.6     $     89.1     $   (206.7)     $    828.8
1999 restructuring charges (c)              197.9           22.4            1.7            4.6           18.0           244.6
                                       ----------     ----------     ----------     ----------     ----------      ----------

1999 OPERATING PROFIT
   EXCLUDING RESTRUCTURING CHARGES     $    803.0     $    224.1     $    141.3     $     93.7     $   (188.7)     $  1,073.4
                                       ----------     ----------     ----------     ----------     ----------      ----------

% change - 2000 vs. 1999:
Comparable business                          -5.9%         +14.0%         +16.0%          -1.8%          +6.8%           +1.8%
Acquisitions & dispositions                  -1.2%            --             --           +1.1%            --             -.9%
Foreign currency impact                        --           -9.1%          -2.0%          -4.1%         +10.9%            -.6%
                                       ----------     ----------     ----------     ----------     ----------      ----------

TOTAL CHANGE                                 -7.1%          +4.9%         +14.0%          -4.8%         +17.7%            +.3%
                                       ==========     ==========     ==========     ==========     ==========      ==========


(c)  Refer to section on restructuring charges on page 18.

(d) Other operating includes Canada, Australia, and Asia. In 1999, other operating also includes the Company's functional foods division. This division was closed in 1999.

Consolidated margin performance was:

                       2000          1999         Change
                     --------      --------      --------

Gross margin             52.2%         52.4%         -.2%
SGA% (e)                 36.7%         37.0%         +.3%
                     --------      --------      --------

Operating margin         15.5%         15.4%         +.1%
                     ========      ========      ========

(e) Selling, general, and administrative expense as a percentage of net sales.

For 2000, the gross margin was relatively flat versus the prior year, as higher costs of production for Worthington and other new products, aged inventory write-offs in Southeast Asia, and increased energy costs offset productivity gains and lower employee benefit costs. The decrease in SGA% versus the prior year was due to reduced advertising and overhead expenses.

Gross interest expense, prior to amounts capitalized, was up versus the prior year, due primarily to an increase in short-term interest rates.


(millions)                    2000           1999          Change
                           ----------     ----------     ----------

Gross interest expense     $    143.1     $    127.2         +12.5%
                           ==========     ==========     ==========


Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales. Other income (expense), net for 2000 includes a credit of approximately $12 million related to the 1999 sale of the Lender's Bagels business. The total amount consists of approximately $9 million for disposal of assets associated with the business which were not purchased by Aurora Foods Inc. (refer to Note 2) and approximately $3 million for final working capital settlement with Aurora.

During the fourth quarter of 2000, the Company recorded $24 million in tax benefits, primarily related to utilization of U.S. foreign tax credit carryforwards. During the third quarter, the Company recorded a $9 million tax benefit, based on completing studies with respect to U.S. research and experimentation credits for prior years. As a result, the effective income tax rate was down significantly from the prior year. Also contributing to the lower rate were the impact of lower statutory rates throughout the year in the United Kingdom and Australia and enactment of a statutory rate reduction in Germany in the fourth quarter. Excluding the impact of the Keebler acquisition, management expects the Company's 2001 effective income tax rate to return to historical levels.


Consolidated effective tax rate        2000            1999           Change
-------------------------------     ----------      ----------      ---------

Excluding charges (f)                     31.7%           36.2%          -4.5%
As reported                               32.3%           37.0%          -4.7%
                                    ==========      ==========      =========

(f) Refer to sections on restructuring charges (page 18) and dispositions (page 20).

The variance in the reported rates (as compared to the rates excluding the impact of restructuring and disposition-related charges) relates primarily to the disposition of nondeductible goodwill in 1999 and certain restructuring charges in both years for which no tax benefit was provided, based on management's assessment of the likelihood of recovering such benefit in future years.


1999 COMPARED TO 1998

Excluding charges, net earnings (in millions) and earnings per share were:

                              1999          1998           Change
                           ----------     ----------     ---------

Net earnings               $    606.2     $    548.9         +10.4%
Net earnings per share     $     1.50     $     1.35         +11.1%
                           ==========     ==========     =========


The $.15 increase in earnings per share consisted of $.14 from business growth, $.01 from favorable foreign exchange movements, and $.01 from prior-year share repurchase, partially offset by $.01 due to a higher effective tax rate.

The Company realized the following volume results during 1999:


                                            Comparable
Change vs. prior year       As reported    business (a)
---------------------       -----------    ------------

Global cereal                      +1.6%          +1.6%
Global convenience foods           +8.8%         +13.9%
                             ----------     ----------

Consolidated                       +3.4%          +4.1%
                             ==========     ==========


United States                      +2.3%          +3.7%
Europe                             +1.3%          +1.3%
Latin America                      +8.8%          +8.8%
Other operating                    +9.1%          +9.1%
                             ----------     ----------

Consolidated                       +3.4%          +4.1%
                             ==========     ==========

(a) Excluding acquisitions and dispositions. Refer to pages 19-20.

In the United States, cereal volume was relatively flat, due primarily to a significant reduction in volume during the fourth quarter. Management believes this reduction resulted from a non-competitive level of marketing spending by the Company during the period. Excluding the impact of acquisitions and dispositions, the U.S. convenience foods business achieved low double-digit volume growth. Cereal volume increased slightly in the Company's European segment amid extremely competitive conditions and the loss of a major customer in Germany. The Company's Latin America segment achieved a record for annual cereal volume delivery. The Company experienced solid cereal volume gains in other operating segments of Canada, Australia, and Asia. Convenience foods volumes significantly exceeded the prior year in all operating segments, due primarily to continued new product rollouts and market expansion.

Net sales by major product group were:

(millions)                      1999           1998          Change
                             ----------     ----------     ---------

Global cereal                $  5,304.7     $  5,265.4           +.7%
Global convenience foods        1,679.5        1,496.7         +12.2%
                             ----------     ----------     ---------

CONSOLIDATED                 $  6,984.2     $  6,762.1          +3.3%
                             ==========     ==========     =========


On an operating segment basis, net sales versus the prior year were:

                       United                         Latin        Other
                       States         Europe         America      operating      Consolidated
                     ----------     ----------     ----------     ----------     ------------


Volume                     +3.7%          +1.3%          +8.8%          +9.1%          +4.1%
Pricing/mix                 +.9%          -2.4%         +11.3%           +.9%           +.8%
Acquisitions &
   dispositions             -.6%            --             --             --           -.3%
Foreign currency
   impact                    --           -3.9%          -9.1%          +3.5%          -1.3%
                     ----------     ----------     ----------     ----------     ----------

TOTAL CHANGE               +4.0%          -5.0%         +11.0%         +13.5%          +3.3%
                     ==========     ==========     ==========     ==========     ==========

Operating profit on an operating segment basis was:


                                         United                         Latin        Other
(millions)                               States         Europe         America     operating (d)   Corporate      Consolidated
                                       ----------     ----------     ----------    -------------   ----------     ------------

1999 operating profit
   excluding restructuring charges     $    803.0     $    224.1     $    141.3     $     93.7     $   (188.7)     $  1,073.4
                                       ----------     ----------     ----------     ----------     ----------      ----------

1998 operating profit                  $    753.9     $    208.1     $    107.2     $     65.0     $   (239.1)     $    895.1
1998 restructuring charges (c)               32.8            3.3             --           11.4           23.0            70.5
                                       ----------     ----------     ----------     ----------     ----------      ----------

1998 operating profit
   excluding restructuring charges     $    786.7     $    211.4     $    107.2     $     76.4     $   (216.1)     $    965.6

% change - 1999 vs. 1998:
Comparable business                          -1.1%         +10.3%         +39.1%         +18.3%         +12.0%           +9.7%
Acquisitions & dispositions                  +3.2%            --             --             --             --            +2.7%
Foreign currency impact                        --           -4.3%          -7.3%          +4.4%           +.7%           -1.2%
                                       ----------     ----------     ----------     ----------     ----------      ----------

Total change                                 +2.1%          +6.0%         +31.8%         +22.7%         +12.7%          +11.2%
                                       ==========     ==========     ==========     ==========     ==========      ==========


(c)  Refer to section on restructuring charges on page 18.

(d) Other operating includes Canada, Australia, Asia, and the Company's functional foods division.



Margin performance for 1999 and 1998 was:

                       1999          1998         Change
                     --------      --------      --------

Gross margin             52.4%         51.5%         +.9%
SGA% (e)                 37.0%         37.2%         +.2%
                     --------      --------      --------

Operating margin         15.4%         14.3%        +1.1%
                     ========      ========      ========

(e)  Selling, general, and administrative expense as a percentage of net sales.

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

Gross interest expense, prior to amounts capitalized, was comparable to the prior year:


(millions)                   1999         1998        Change
                           --------     --------     --------

Gross interest expense     $  127.2     $  127.3         -.1%
                           ========     ========     ========




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

The consolidated effective income tax rate was:

Consolidated effective tax rate       1999          1998         Change
                                    --------      --------      -------

Excluding charges (f)                   36.2%         35.7%         +.5%

As reported                             37.0%         35.8%        +1.2%
                                    ========      ========      =======

(f) Refer to sections on restructuring charges (page 18) and dispositions (page 20).

A statutory rate reduction in Australia favorably impacted the consolidated 1999 tax rate by .6%. A statutory rate reduction in the United Kingdom reduced the consolidated 1998 effective rate by .3%. The variance in the 1999 reported rate (as compared to the rate excluding the impact of charges) relates primarily to the disposition of nondeductible goodwill from the Lender's Bagels business and certain restructuring charges for which no tax benefit was provided, based on management's assessment of the likelihood of recovering such benefit in future years.


RESTRUCTURING CHARGES

During the past several years, management has commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure and align resources with the Company's growth strategy. The incremental costs of these programs have been reported during these years as restructuring charges.

The 2000 charges of $86.5 million consist of $65.2 million for actions supporting the Company's "focus and align" strategy and $21.3 million for a supply chain efficiency initiative in Europe.

In the fourth quarter of 2000, management adopted the "focus and align" strategy, emphasizing a stricter prioritization for resource allocation to the United States and the Company's other core markets. In conjunction with this strategy, the Company was reorganized from four operating areas into two divisions - U.S. and International. As a result, management initiated restructuring actions around the world to support this strategy and organization, including staff reductions in its global supply chain and innovation organization, rationalization of international convenience foods capacity, and restructuring of various non-core markets to improve return on investment. Approximately one-half of the total charges are comprised of asset write-offs with the remainder consisting primarily of cash costs associated with involuntary employee separation programs. Approximately 500 salaried and hourly positions were eliminated, primarily during the fourth quarter of 2000. As a result of these initiatives, the Company currently expects to realize approximately $45 million on a pretax basis from cost reductions and elimination of operating losses in 2001.

During the second quarter of 2000, the Company implemented a supply chain efficiency initiative in Europe. The restructuring charges from this program were comprised principally of voluntary employee retirement and separation benefits. This program resulted in hourly and salaried headcount reductions of 190 during 2000 and is currently expected to generate approximately $13 million in pretax savings in 2001.

The 1999 restructuring charges consist of $193.2 million for closing the South Operations portion of the Company's Battle Creek, Michigan, cereal plant, $32.7 million for workforce reduction initiatives around the world, and $18.7 million, primarily for manufacturing equipment write-offs related to previously closed or impaired facilities in various locations.

Approximately one-half of the 1999 charges for the South Operations closing are comprised of asset write-offs, with the remainder consisting primarily of cash costs for employee retirement and separation benefits, equipment removal, and building demolition. As part of the Company's strategy of continuing cost reduction and efficiency improvement, these operations were closed in October 1999. Some production capacity was relocated to the Company's other U.S. cereal plants. Approximately 525 hourly and salaried positions at the Battle Creek plant were eliminated by the end of the first quarter of 2000 through a combination of voluntary and involuntary separation programs. These actions resulted in pretax savings of approximately $30 million in 2000 and are currently expected to result in a further $10 million of savings in 2001, for a total 2001 benefit of $40 million.

The 1999 charges for workforce reduction initiatives are comprised principally of employee retirement and separation benefit costs in all of the Company's operating segments and in corporate operations. These initiatives eliminated approximately 325 employee positions in Europe, Latin America, Australia, and Asia during 1999 and generated approximately $15 million of pretax savings during 1999, and a further $10 million in pretax savings in 2000, for a total 2000 benefit of $25 million.

The 1998 restructuring charges of $70.5 million relate primarily to an overhead activity analysis that resulted in the elimination of approximately 550 employees and 240 contractors from the Company's headquarters and U.S. and Canadian operations through a combination of involuntary early retirement and severance programs. The charges consist mainly of employee retirement and separation benefits. This program generated approximately $100 million of pretax savings during 1999.

Refer to Note 3 within Notes to Consolidated Financial Statements for information on the components of the restructuring charges by initiative, as well as reserve balances remaining at December 31, 2000, 1999, and 1998.

Incremental pretax savings achieved or expected from streamlining initiatives by year, and the relative impact on captions within the Consolidated Statement of Earnings, are:



                                 Relative impact on
                              -----------------------
                 Incremental
                   pretax       Cost of
(millions)         savings    goods sold      SGA (a)
                 -----------  ----------     --------

1998              $     10           75%           25%
1999                   125           10%           90%
2000                    50           80%           20%
2001 expected           75           50%           50%
                  ========     ========      ========

(a)  Selling, general, and administrative expense.

Total cash outlays incurred or expected for streamlining initiatives by year are:

(millions)


1998              $  47
1999                 69
2000                 68
2001 expected        38
2002 expected         2
                  =====

The Company's streamlining initiatives are expected to continue in 2001, related primarily to the integration of the Kellogg and Keebler business models. In addition to incurring integration costs throughout 2001, during the first quarter of 2001 the Company expects to report restructuring charges for staff reductions and inventory and capacity rationalization as a result of this integration. As many of these initiatives are in the early stages of completion, management is currently unable to estimate the total amount of charges to be reported. Expected cash outlays and savings related to this integration are not included in the tables above.


ACQUISITIONS AND DISPOSITIONS

KEEBLER ACQUISITION

The Company expects to complete its acquisition of Keebler Foods Company in March 2001, in a transaction entered into with Keebler and with Flowers Industries, Inc., the majority shareholder of Keebler. Keebler Foods Company, headquartered in Elmhurst, Illinois, ranks second in U.S. market share in the cookie and cracker categories and has the third largest food direct store door
(DSD) delivery system in the United States. Under the purchase agreement, the Company will pay $42 in cash for each common share of Keebler or approximately $3.6 billion, including related acquisition costs. As a result of the acquisition, the Company will assume approximately $700 million of Keebler debt and $216 million in obligations to cash out employee stock options, for a total projected cash outlay of approximately $4.5 billion. The Company will finance the acquisition through a combination of short and long-term debt. The acquisition will be accounted for as a purchase.

During 2001, goodwill and intangibles amortization resulting from the acquisition is expected to be approximately $125 million. A proposed FASB Statement of Financial Accounting Standards on Business Combinations, which would eliminate goodwill amortization, could reduce the total annual amortization expense by approximately one-half in periods subsequent to issuance of the final standard.


OTHER ACQUISITIONS AND INVESTMENTS

In January 2000, the Company purchased certain assets and liabilities of the Mondo Baking Company Division of Southeastern Mills, Inc. for approximately $93 million in cash, including related acquisition costs. Mondo Baking Company, located in Rome, Georgia, has manufactured convenience foods for Kellogg since 1993. The acquisition was accounted for as a purchase and was financed through short-term borrowings. Assets acquired consist primarily of a manufacturing facility and assembled workforce.

During June 2000, the Company acquired the outstanding stock of Kashi Company for approximately $32 million in cash. Kashi is a leading natural cereal company located in La Jolla, California. Also during June, the Company committed to invest $7 million of cash in Transora, a new global business-to-business e-marketplace for the consumer products industry. As of year-end 2000, the Company has paid

$3.5 million under this commitment. The investment in Transora has been accounted for under the cost method. In July 2000, the Company acquired certain assets and liabilities of a convenience foods operation located in Australia for approximately $12 million in cash. The Company is operating this business under the The Healthy Snack People(TM) name.

In November 1999, the Company purchased the outstanding common stock of Worthington Foods, Inc. for approximately $300 million in cash, including related acquisition costs. Additionally, during December 1999, the Company paid off approximately $50 million of Worthington debt existing at the acquisition date. Worthington Foods, Inc. is the leading manufacturer and marketer of soy protein-based meat alternatives and other healthful foods. The acquisition was accounted for as a purchase and was financed through short-term borrowings. Results of Worthington Foods, Inc. operations have been included in the Company's consolidated results from the date of acquisition. The purchase price allocation included approximately $12 million of exit liabilities, comprised principally of employee involuntary separation and relocation benefits, of which approximately $3 million remained as of December 31, 2000. Refer to Note 2 within Notes to Consolidated Financial Statements for further information.


DISPOSITIONS

In November 1999, the Company sold certain assets and liabilities of the Lender's Bagels business to Aurora Foods Inc. for $275 million in cash. As a result of this transaction, the Company recorded a pretax charge during the third quarter of 1999 of $178.9 million. This charge included approximately $57 million for the future disposal of other assets associated with the Lender's business, which were not purchased by Aurora. Disposal of these other assets was completed during 2000. The original reserve of $57 million exceeded actual losses from asset sales and related disposal costs by approximately $9 million. This amount was recorded as a credit to other income (expense), net during the year.

During July 1999, the Company sold its 51% interest in a United Kingdom corn milling operation to Cargill Inc., which owned the remaining 49%. As a result of this sale, the Company recorded a pretax gain of $10.4 million during the third quarter of 1999.


LIQUIDITY AND CAPITAL RESOURCES

Management believes the Company's strong cash flow, combined with a program of issuing commercial paper and maintaining worldwide credit facilities, provides adequate liquidity to meet the Company's operational needs. In addition, during the second quarter of 2000, the Company's shareholders approved an increase in the Company's authorized number of shares from 500 million to one billion. This increase allows the Company to issue shares in the future for corporate purposes, including financings.

For 2000, net cash provided by operating activities was $880.9 million, up 10.8% from $795.2 million in 1999. The increase was due primarily to higher earnings (excluding charges) and favorable working capital movements. The favorable working capital movements were attributable principally to reduced inventory and lengthening of trade payable terms, partially offset by reductions in other accrued liabilities. The favorable inventory movement was driven by comparison to unusually high levels in the prior year, related primarily to temporary inventory build due to the South Operations plant closing, as discussed on page
19. The unfavorable movement in other accrued liabilities was due primarily to utilization of pre-2000 reserves for restructuring and disposition-related activities.

At December 31, 2000, the ratio of current assets to current liabilities was .6, down from 1.0 at December 31, 1999. This decrease was due primarily to a reclassification of $900 million in long-term debt to current maturities during 2000.

Net cash used in investing activities was $379.3 million, up from $244.2 million in 1999. The increase was due primarily to an increase in the cost of business acquisitions net of dispositions, partially offset by a reduction in property additions.

Excluding the impact of the Keebler acquisition, management believes 2001 expenditures for property additions will be approximately $225 million.

Net cash used in financing activities was $441.8 million, related primarily to dividend payments of $403.9 million and a net reduction in total debt of $42.4 million. The Company's total 2000 per share dividend payment of $.995, up from $.96 in 1999, represents the 44th consecutive year the Company has increased its dividend.

For 2000, the Company's Board of Directors authorized management to repurchase up to $150.0 million in common shares. There were no repurchases during the year.

Notes payable at December 31, 2000, consisted primarily of commercial paper and other short-term borrowings in the United States in the amount of $429.8 million with an effective interest rate of 6.6%. Long-term debt consisted primarily of fixed rate issuances of U.S. and Euro Dollar Notes, including $900 million due in 2001, $500 million due in 2004, and $200 million due in 2005. The amount due in 2001 included $400 million in Notes which provided an option to holders to extend the obligation for an additional four years at a predetermined interest rate of 5.63% plus the Company's then-current credit spread. In February 2001, the Company will pay holders $11.6 million to extinguish the Notes prior to the extension date. Thus, the Company will report an extraordinary loss, net of tax, of $7.4 million during the first quarter of 2001.

Associated with the debt due in 2001, the Company has entered into $600 million notional in fixed-to-floating interest rate swaps, which expire in conjunction with the debt issues. These swaps are indexed to either three-month LIBOR or the Federal Reserve AA Composite Rate on 30-day commercial paper.

As discussed on page 19, the Company expects to complete its acquisition of Keebler Foods Company in March 2001, resulting in a total projected cash outlay of approximately $4.5 billion. To finance this transaction, the Company plans to issue a combination of short and long-term debt during the first quarter of 2001. In anticipation of these future issuances, during December 2000 the Company entered into $1.5 billion notional amount of forward-starting interest rate swaps that effectively fixed a portion of the interest rate on an equivalent amount of debt prior to issuance. These swaps will be settled in conjunction with the issuances, resulting in cash payments or receipts that will be amortized to interest expense over periods of five to thirty years. If these swaps had been settled at December 31, 2000, the Company would have made a total cash payment to counterparties of approximately $26 million. The incremental amount of interest expense related to this payment will generally be offset by a lower coupon rate on the underlying future debt issuance. Refer to Supplemental Financial Information on pages 39-40 for further information.

Following the Company's announcement of its agreement to acquire Keebler, Moody's and Standard & Poor's (S&P) placed the credit ratings of the Company's senior unsecured debt and commercial paper under review for possible downgrade. Due to the significant amount of incremental debt to be created in this transaction, S&P downgraded the Company's senior unsecured debt from AA to BBB and the Company's commercial paper from A-1 to A-2. Moody's downgraded the Company's senior unsecured debt from Aa2 to Baa2 and the Company's commercial paper from P-1 to P-2. These ratings are subject to revision or withdrawal at any time.

S&P assigns a 'BBB' credit rating to obligations which it considers to "exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation." Similarly, Moody's assigns a 'Baa' credit rating to obligations it considers to "be medium-grade obligations, i.e. neither highly protected nor poorly secured. Interest payments and principal security are considered adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time."

As a result of these downgrades, the Company believes it will be moderately more expensive to finance its activities through the issuance of debt. During 2001, the Company believes that it will be able to continue paying dividends at current levels and will have sufficient flexibility to borrow additional funds as needed under the anticipated covenants in the debt it currently expects to issue during the first quarter of 2001.

As a result of issuing debt to finance the Keebler acquisition, combined with the downgrade of the Company's credit rating, management believes the Company's total 2001 interest expense will increase to approximately $400-$425 million.

The percentage of total debt to market capitalization at December 31, 2000, was 20%, up from 17% at December 31, 1999, due primarily to a lower stock price since year-end 1999.


EURO CONVERSION

On January 1, 1999, eleven European countries (Germany, France, Spain, Italy, Ireland, Portugal, Finland, Luxembourg, Belgium, Austria, and the Netherlands) implemented a single currency zone, the Economic and Monetary Union (EMU). The new currency, the Euro, has become the official currency of the participating countries. Those countries' financial markets and banking systems have been quoting financial and treasury data in Euros since January 1, 1999.

The Euro is existing alongside the old national currencies during a transition period from January 1, 1999, to January 1, 2002. During this period, entities within participating countries must complete changes that enable them to transact in the Euro. National currencies will be withdrawn no later than July 1, 2002, and current plans indicate that Central Banks in most member countries expect to have withdrawn notes and coins by February 2002. This transition to the Euro currency involves changing budgetary, accounting, pricing, costing, and fiscal systems in companies and public administrations, as well as the simultaneous handling of parallel currencies and conversion of data. During 1999 and 2000, the Euro weakened against the U.S. Dollar and the British Pound. The Euro needs to be observed over a longer period before conclusions can be drawn on the currency's long-term strength.

In early 1998, management formed a task force to monitor EMU developments, evaluate the impact of the Euro conversion on the Company's operations, and develop and execute action plans, as necessary. Required business strategy, system, and process changes within the Company's European region have been completed in accordance with the Company's timetable, in order to be ready to transact with those suppliers and customers with whom it was agreed to do so during 2001.

The Company's Euro program consists of two phases. Phase I aims to provide the business with the capability to recognize the Euro as the local currency for customer order-taking, invoice processing, and supplier payment purposes. The Company has completed the necessary changes to order management and related financial systems based on the current systems architecture and software. During December 2000, the Company successfully converted over 600 customers across Europe to Euro-based order-taking and invoicing.

In Phase II, the more significant portion of the program, all business systems (for example, raw materials management, manufacturing, warehousing, and human resource systems) and associated business processes will be reviewed and modified, as necessary, to handle the Euro as a functional currency. Legally, this capability must exist in Company business units operating in EMU member countries from January 1, 2002. Operational systems and business processes will continue to be analyzed and modified during 2001 in order to comply with the legal timetable. Management believes the project is on target to meet this date.

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


ACCOUNTING AND DISCLOSURE CHANGES

Through June 2000, operations were managed via four major geographic areas - North America, Europe, Asia-Pacific, and Latin America. Beginning in July 2000, the Company changed its organizational structure, such that U.S. operations were managed separately. In October 2000, management announced a reorganization of the Company into two major divisions - U.S. and International - with International further delineated into Europe, Latin America, Canada, Australia, and Asia. Thus, beginning in the fourth quarter of 2000, the Company's reportable operating segments under Statement of Financial Accounting Standards
(SFAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information" consist of the United States, Europe, and Latin America. All other geographic areas have been combined under the quantitative threshold guidelines of SFAS No. 131 for purposes of disclosure.

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, requiring recognition of the fair value of all derivatives as assets or liabilities on the balance sheet. SFAS No. 133, as amended by Statements No. 137 and No. 138, is effective for fiscal years beginning after June 15, 2000. The Company adopted SFAS No. 133 on January 1, 2001. Management does not expect the adoption to have a significant impact on the Company's 2001 financial results.

In May 2000, the Emerging Issues Task Force (EITF) of the FASB reached consensus on Issue No. 00-14 "Accounting for Certain Sales Incentives." This Issue addresses the recognition, measurement, and income statement classification of sales incentives offered by vendors (including manufacturers) that have the effect of reducing the price of a product or service to a customer at the point of sale. For cash sales incentives within the scope of this Issue, costs are generally recognized at the date on which the related revenue is recorded by the vendor and are to be classified as a reduction of revenue. For non-cash sales incentives, such as package inserts, costs are to be classified within cost of sales. Companies are to apply this consensus no later than in (a) annual financial statements for the fiscal year beginning after December 15, 1999, or
(b) financial statements for the fiscal quarter beginning after March 15, 2001, whichever is later. The effect of adoption resulting from changes in recognition and measurement is reported either prospectively or as a cumulative effect of a change in accounting principle. As a result of adopting EITF No. 00-14 in the quarter ended June 30, 2001, the Company will report the cost of consumer coupons as a reduction of net sales and the cost of package inserts and similar items within cost of goods sold. The Company has historically reported these costs as promotional expenditures within selling, general, and administrative expense. As a result, full-year 2001 net sales are expected to decrease by $90-$100 million and cost of goods sold is expected to increase by $60-$70 million. (These estimates exclude the impact of the expected acquisition of Keebler Foods Company during the first quarter 2001.) Selling, general, and administrative expense will correspondingly decrease, such that net earnings will not be affected. The Statement of Earnings for all comparative periods will be consistently reclassified resulting in the following impacts for the full-year 2000: net sales decrease of approximately $94 million, cost of goods sold increase of approximately $75 million, and selling, general, and administrative expense decrease of approximately $169 million.


FORWARD-LOOKING STATEMENTS

This Report contains "forward-looking statements" with projections concerning, among other things, the Company's strategy and plans for 2001; the Keebler acquisition and the Company's sales, products, distribution systems, business, and results after its completion; the 2001 effective income tax rate; charges, benefits, and savings from restructuring actions and streamlining initiatives; 2001 amortization expense and property addition expenditures; the terms of the debt to be issued to finance the Keebler acquisition; the 2001 interest expense; the results of the Euro conversion; and the impact of any accounting and disclosure changes. Forward-looking statements include predictions of future results or activities and may contain the words "expects," "believes," "will," "will deliver," "anticipates," "projects," or words or phrases of similar meaning. For example, forward-looking statements are found in several sections of Management's Discussion and Analysis above. The Company's actual results or activities may differ materially from these predictions. In particular, future results or activities could be affected by factors related to the pending Keebler acquisition, including integration problems, failures to achieve synergies, unanticipated liabilities, and the substantial amount of indebtedness incurred to finance the acquisition (which could, among other things, hinder the Company's ability to adjust rapidly to changing market conditions, make the Company more vulnerable in the event of a downturn, and place the Company at a competitive disadvantage in relation to less-leveraged competitors). The Company's future results could be affected by a variety of other factors, including competitive conditions and their impact, pricing and promotional and marketing spending, and/or incremental pricing actions on actual volumes and product mix; the effectiveness of advertising and marketing spending or programs; the success of new product introductions; the levels of spending on system initiatives, properties, business opportunities, integration of acquired businesses, and other general and administrative costs; the availability of and interest rates on short-term financing; changes in consumer preferences; commodity price and labor cost fluctuations; expenditures necessary to carry out streamlining initiatives and savings derived therefrom; foreign currency exchange rate fluctuations; changes in statutory tax and other laws; and other items. Forward-looking statements speak only as of the date they were made, and the Company undertakes no obligation to publicly update them.

KELLOGG COMPANY AND SUBSIDIARIES

SELECTED FINANCIAL DATA

(millions, except per share data and number of employees)


                                            2000              1999              1998              1997              1996
                                        ------------      ------------      ------------      ------------      ------------

OPERATING TRENDS

Net sales                               $    6,954.7      $    6,984.2      $    6,762.1      $    6,830.1      $    6,676.6

Gross profit as a % of net sales                52.2%             52.4%             51.5%             52.1%             53.2%

Depreciation                                   275.6             273.6             261.8             272.0             251.5

Amortization                                    15.0              14.4              16.3              15.3               5.5

Advertising expense                            604.2             674.1             695.3             780.4             778.9

R&D expense                                    118.4             104.1             121.9             106.1              84.3

Operating profit (a)                           989.8             828.8             895.1           1,009.1             958.9

Operating profit, excluding charges          1,076.3           1,073.4             965.6           1,193.2           1,095.0


Operating profit, excluding
charges, as a % of net sales                    15.5%             15.4%             14.3%             17.5%             16.4%

Interest expense                               137.5             118.8             119.5             108.3              65.6

Earnings before accounting
change (a)(b)                                  587.7             338.3             502.6             564.0             531.0

Average shares outstanding (c)                 405.6             405.2             407.8             414.1             424.9

Earnings before accounting
change per common share (a)(b)(c)               1.45               .83              1.23              1.36              1.25
                                        ============      ============      ============      ============      ============



(a) Operating profit for 2000 includes restructuring charges of $86.5 ($64.2 after tax or $.16 per share). Operating profit for 1999 includes restructuring charges of $244.6 ($156.4 after tax or $.40 per share). Earnings before accounting change for 1999 include disposition-related charges of $168.5 million ($111.5 million after tax or $.27 per share). Operating profit for 1998 includes restructuring charges of $70.5 ($46.3 after tax or $.12 per share). Operating profit for 1997 includes restructuring charges of $161.1 and asset impairment losses of $23.0 ($140.5 after tax or $.34 per share). Operating profit for 1996 includes restructuring charges of $136.1 ($97.8 after tax or $.23 per share). Earnings before accounting change for 1996 include a charge of $35.0 ($22.3 after tax or $.05 per share) for a contribution to the Kellogg's Corporate Citizenship Fund. Refer to the Management's Discussion and Analysis on pages 15-22 and Notes 2 and 3 within Notes to Consolidated Financial Statements for further explanation of charges for years 1998-2000.





                                          2000              1999                1998              1997                1996
                                     -------------      -------------      -------------      -------------      -------------

CASH FLOW TRENDS

Net cash provided from
operating activities                 $       880.9      $       795.2      $       719.7      $       879.8      $       711.5

Capital expenditures                         230.9              266.2              373.9              312.4              307.3

Net cash provided from operating
activities reduced by capital
expenditures                                 650.0              529.0              345.8              567.4              404.2

Net cash used in
investing activities                        (379.3)            (244.2)            (398.0)            (329.3)            (786.8)

Net cash (used in) provided
from financing activities                   (441.8)            (527.6)            (358.3)            (607.3)              94.0

Interest coverage ratio (d)                    9.9               11.5               10.4               13.7               20.6
                                     -------------      -------------      -------------      -------------      -------------


CAPITAL STRUCTURE TRENDS

Total assets                         $     4,896.3      $     4,808.7      $     5,051.5      $     4,877.6      $     5,050.0

Property, net                              2,526.9            2,640.9            2,888.8            2,773.3            2,932.9

Short-term debt                            1,386.3              521.5              621.5              579.8            1,153.8

Long-term debt                               709.2            1,612.8            1,614.5            1,415.4              726.7

Shareholders' equity                         897.5              813.2              889.8              997.5            1,282.4
                                     -------------      -------------      -------------      -------------      -------------


SHARE PRICE TRENDS

Stock price range (c)                      $ 21-32            $ 30-42            $ 30-50            $ 32-50            $ 31-40

Cash dividends per
common share (c)                              .995                .96                .92                .87                .81
                                     -------------      -------------      -------------      -------------      -------------

Number of employees                         15,196             15,051             14,498             14,339             14,511
                                     =============      =============      =============      =============      =============



(b) Earnings before accounting change for 1997 exclude the effect of a charge of $18.0 after tax ($.04 per share) to write off business process reengineering costs in accordance with guidance issued by the Emerging Issues Task Force of the FASB.

(c) All share data retroactively restated to reflect a 2-for-1 stock split in 1997. All earnings per share data represent both basic and diluted earnings per share.

(d) Interest coverage ratio was calculated based on operating profit excluding charges [refer to note (a)], depreciation, and amortization divided by interest expense.

KELLOGG COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EARNINGS



Year ended December 31,

(millions, except per share data)                         2000                  1999                   1998
---------------------------------                     ------------          ------------           ------------

NET SALES                                             $    6,954.7          $    6,984.2           $    6,762.1
                                                      ------------          ------------           ------------


Cost of goods sold                                         3,327.0               3,325.1                3,282.6

Selling, general, and administrative expense               2,551.4               2,585.7                2,513.9

Restructuring charges                                         86.5                 244.6                   70.5
                                                      ------------          ------------           ------------

OPERATING PROFIT                                      $      989.8          $      828.8           $      895.1
                                                      ------------          ------------           ------------

Interest expense                                             137.5                 118.8                  119.5

Disposition-related charges                                     --                 168.5                     --

Other income (expense), net                                   15.4                  (4.8)                   6.9
                                                      ------------          ------------           ------------

EARNINGS BEFORE INCOME TAXES                          $      867.7          $      536.7           $      782.5

Income taxes                                                 280.0                 198.4                  279.9
                                                      ------------          ------------           ------------

NET EARNINGS                                          $      587.7          $      338.3           $      502.6
                                                      ------------          ------------           ------------

NET EARNINGS PER SHARE (BASIC AND DILUTED)            $       1.45          $        .83           $       1.23
                                                      ============          ============           ============


Refer to Notes to Consolidated Financial Statements.

                                                                      EXHIBIT 13


KELLOGG COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY



                                           Common stock                  Capital in
                                    ---------------------------          excess of           Retained
(millions)                           shares             amount           par value           earnings
                                    --------           --------          ----------          --------

Balance, January 1, 1998               414.8           $  103.7           $   92.6           $1,240.4

Common stock repurchases

Net earnings                                                                                    502.6

Dividends                                                                                      (375.3)

Other comprehensive income

Stock options exercised
  and other                               .5                 .1               12.4
                                    --------           --------           --------           --------

BALANCE, DECEMBER 31, 1998             415.3           $  103.8           $  105.0           $1,367.7


Common stock repurchases

Net earnings                                                                                    338.3

Dividends                                                                                      (388.7)

Other comprehensive income

Stock options exercised
  and other                               .2                                   (.5)               (.1)
                                    --------           --------           --------           --------

BALANCE, DECEMBER 31, 1999             415.5           $  103.8           $  104.5           $1,317.2


Common stock repurchases

Net earnings                                                                                    587.7

Dividends                                                                                      (403.9)

Other comprehensive income

Stock options exercised
     and other                                                                (2.5)
                                    --------           --------           --------           --------

BALANCE, DECEMBER 31, 2000             415.5           $  103.8           $  102.0           $1,501.0
                                    ========           ========           ========           ========



                                                                        Accumulated
                                            Treasury stock                  other               Total            Total
                                      --------------------------        comprehensive       shareholders'    comprehensive
(millions)                             shares            amount             income             equity            income
                                      --------          --------        -------------       -------------    -------------

Balance, January 1, 1998                   4.1          $ (157.3)          $ (281.9)          $  997.5

Common stock repurchases                   6.3            (239.7)                               (239.7)

Net earnings                                                                                     502.6          $  502.6

Dividends                                                                                       (375.3)

Other comprehensive income                                                    (10.5)             (10.5)            (10.5)

Stock options exercised
  and other                                (.1)              2.7                                  15.2
                                      --------          --------           --------           --------          --------

BALANCE, DECEMBER 31, 1998                10.3          $ (394.3)          $ (292.4)          $  889.8          $  492.1
                                                                                                                --------

Common stock repurchases                                                                            --

Net earnings                                                                                     338.3             338.3

Dividends                                                                                       (388.7)

Other comprehensive income                                                    (39.0)             (39.0)            (39.0)

Stock options exercised
  and other                                (.3)             13.4                                  12.8
                                      --------          --------           --------           --------          --------

BALANCE, DECEMBER 31, 1999                10.0          $ (380.9)          $ (331.4)          $  813.2          $  299.3
                                                                                                                --------

Common stock repurchases                                                                            --

Net earnings                                                                                     587.7             587.7

Dividends                                                                                       (403.9)

Other comprehensive income                                                   (103.9)            (103.9)           (103.9)

Stock options exercised
     and other                             (.2)              6.9                                   4.4
                                      --------          --------           --------           --------          --------

BALANCE, DECEMBER 31, 2000                 9.8          $ (374.0)          $ (435.3)          $  897.5          $  483.8
                                      ========          ========           ========           ========          ========




Refer to Notes to Consolidated Financial Statements.

KELLOGG COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET



At December 31,


(millions, except share data)                                              2000                   1999
                                                                       ------------           ------------

CURRENT ASSETS

Cash and cash equivalents                                              $      204.4           $      150.6

Accounts receivable, net                                                      685.3                  678.5

Inventories                                                                   443.8                  503.8

Other current assets                                                          273.3                  236.3
                                                                       ------------           ------------

   TOTAL CURRENT ASSETS                                                $    1,606.8           $    1,569.2
                                                                       ------------           ------------

PROPERTY, NET                                                               2,526.9                2,640.9

OTHER ASSETS                                                                  762.6                  598.6
                                                                       ------------           ------------

   TOTAL ASSETS                                                        $    4,896.3           $    4,808.7
                                                                       ============           ============

CURRENT LIABILITIES

Current maturities of long-term debt                                   $      901.1           $        2.9

Notes payable                                                                 485.2                  518.6

Accounts payable                                                              388.2                  305.3

Other current liabilities                                                     718.1                  761.0

                                                                       ------------           ------------
   TOTAL CURRENT LIABILITIES                                           $    2,492.6           $    1,587.8
                                                                       ------------           ------------

LONG-TERM DEBT                                                                709.2                1,612.8

OTHER LIABILITIES                                                             797.0                  794.9

SHAREHOLDERS' EQUITY

Common stock, $.25 par value, 1,000,000,000 shares authorized
   Issued: 415,451,198 shares in 2000 and 415,451,198 in 1999                 103.8                  103.8

Capital in excess of par value                                                102.0                  104.5

Retained earnings                                                           1,501.0                1,317.2

Treasury stock at cost:
   9,812,543 shares in 2000 and 9,995,564 shares in 1999                     (374.0)                (380.9)

Accumulated other comprehensive income                                       (435.3)                (331.4)
                                                                       ------------           ------------

   TOTAL SHAREHOLDERS' EQUITY                                          $      897.5           $      813.2
                                                                       ------------           ------------

   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $    4,896.3           $    4,808.7
                                                                       ============           ============



Refer to Notes to Consolidated Financial Statements.

KELLOGG COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS



Year ended December 31,

(millions)                                                                 2000             1999             1998
                                                                         --------         --------         --------

OPERATING ACTIVITIES
Net earnings                                                             $  587.7         $  338.3         $  502.6
Items in net earnings not requiring (providing) cash:
   Depreciation and amortization                                            290.6            288.0            278.1
   Deferred income taxes                                                     (1.4)           (60.5)            46.2
   Restructuring charges, net of cash paid                                   62.5            220.1             62.2
   Disposition-related charges                                                 --            168.5               --
   Other                                                                     (1.2)            65.7             21.7
Pension and other postretirement benefit contributions                      (84.3)           (78.1)           (88.8)
Changes in operating assets and liabilities                                  27.0           (146.8)          (102.3)
                                                                         --------         --------         --------
   NET CASH PROVIDED FROM OPERATING ACTIVITIES                           $  880.9         $  795.2         $  719.7
                                                                         --------         --------         --------
INVESTING ACTIVITIES
Additions to properties                                                    (230.9)          (266.2)          (373.9)
Acquisitions of businesses                                                 (137.2)          (298.2)           (27.8)
Dispositions of businesses                                                     --            291.2               --
Property disposals                                                            4.8             36.6              6.8
Other                                                                       (16.0)            (7.6)            (3.1)
                                                                         --------         --------         --------
   NET CASH USED IN INVESTING ACTIVITIES                                 $ (379.3)        $ (244.2)        $ (398.0)
                                                                         --------         --------         --------
FINANCING ACTIVITIES
Net increase (reduction) of notes payable, with maturities
   less than or equal to 90 days                                            290.5           (410.8)          (152.9)
Issuances of notes payable, with maturities greater than 90 days              3.5            292.1              5.5
Reductions of notes payable, with maturities greater than 90 days          (331.6)           (19.0)             (.8)
Issuances of long-term debt                                                    --               --            600.0
Reductions of long-term debt                                                 (4.8)           (14.1)          (210.3)
Net issuances of common stock                                                 4.5             12.9             15.2
Common stock repurchases                                                       --               --           (239.7)
Cash dividends                                                             (403.9)          (388.7)          (375.3)
                                                                         --------         --------         --------
   NET CASH USED IN FINANCING ACTIVITIES                                 $ (441.8)        $ (527.6)        $ (358.3)
                                                                         --------         --------         --------
Effect of exchange rate changes on cash                                      (6.0)            (9.2)             (.2)
                                                                         --------         --------         --------
Increase (decrease) in cash and cash equivalents                             53.8             14.2            (36.8)
Cash and cash equivalents at beginning of year                              150.6            136.4            173.2
                                                                         --------         --------         --------
   CASH AND CASH EQUIVALENTS AT END OF YEAR                              $  204.4         $  150.6         $  136.4
                                                                         ========         ========         ========


Refer to Notes to Consolidated Financial Statements.

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

REVENUE RECOGNITION

The Company recognizes sales upon delivery of its products to customers net of applicable provisions for discounts, returns, and allowances.

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

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities." This Statement establishes accounting and reporting standards for derivative instruments, requiring recognition of the fair value of all derivatives as assets or liabilities on the balance sheet. SFAS No. 133, as amended by Statements No. 137 and No. 138, is effective for fiscal years beginning after June 15, 2000. The Company adopted SFAS No. 133 on January 1, 2001. Management does not expect the adoption to have a significant impact on the Company's 2001 financial results.

RECENTLY ISSUED PRONOUNCEMENTS

In May 2000, the Emerging Issues Task Force (EITF) of the FASB reached consensus on Issue No. 00-14 "Accounting for Certain Sales Incentives." This Issue addresses the recognition, measurement, and income statement classification of sales incentives offered by vendors (including manufacturers) that have the effect of reducing the price of a product or service to a customer at the point of sale. For cash sales incentives within the scope of this Issue, costs are generally recognized at the date on which the related revenue is recorded by the vendor and are to be classified as a reduction of revenue. For non-cash sales incentives, such as package inserts, costs are to be classified within cost of sales. Companies are to apply this consensus no later than in (a) annual financial statements for the fiscal year beginning after December 15, 1999, or
(b) financial statements for the fiscal quarter beginning after March 15, 2001, whichever is later. The effect of adoption resulting from changes in recognition and measurement is reported either prospectively or as a cumulative effect of a change in accounting principle. As a result of adopting EITF No. 00-14 in the quarter ended June 30, 2001, the Company will report the cost of consumer coupons as a reduction of net sales and the cost of package inserts and similar items within cost of goods sold. The Company has historically reported these costs as promotional expenditures within selling, general, and administrative expense. As a result, full-year 2001 net sales are expected to decrease by $90-$100 million and cost of goods sold is expected to increase by $60-$70 million. (These estimates exclude the impact of the expected acquisition of Keebler Foods Company during the first quarter 2001.) Selling, general, and administrative expense will correspondingly decrease, such that net earnings will not be affected. The Statement of Earnings for all comparative periods will be consistently reclassified resulting in the following impacts for the full-year 2000: net sales decrease of approximately $94 million, cost of goods sold increase of approximately $75 million, and selling, general, and administrative expense decrease of approximately $169 million.

STOCK COMPENSATION

The Company follows Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options and other stock-based compensation. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. As permitted, the Company has elected to adopt the disclosure provisions only of SFAS No.123, "Accounting for Stock-Based Compensation." Refer to Note 8 for further information.

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

NOTE 2 ACQUISITIONS, INVESTMENTS, AND DISPOSITIONS

ACQUISITIONS AND INVESTMENTS

In January 2000, the Company purchased certain assets and liabilities of the Mondo Baking Company Division of Southeastern Mills, Inc. for approximately $93 million in cash, including related acquisition costs. Mondo Baking Company, located in Rome, Georgia, has manufactured convenience foods for Kellogg since 1993. The acquisition was accounted for as a purchase and was financed through short-term borrowings. Assets acquired consist primarily of a manufacturing facility and assembled workforce.

During June 2000, the Company acquired the outstanding stock of Kashi Company for approximately $32 million in cash. Kashi is a leading natural cereal company located in La Jolla, California. Also during June, the Company committed to invest $7 million of cash in Transora, a new global business-to-business e-marketplace for the consumer products industry. As of year-end 2000, the Company has paid $3.5 million under this commitment. The investment in Transora has been accounted for under the cost method. In July 2000, the Company acquired certain assets and liabilities of a convenience foods operation located in Australia for approximately $12 million in cash. The Company is operating this business under The Healthy Snack People(TM) name.

In November 1999, the Company purchased the outstanding common stock of Worthington Foods, Inc. for approximately $300 million in cash, including related acquisition costs. Additionally, during December 1999, the Company paid off approximately $50 million of Worthington debt existing at the acquisition date. Worthington Foods, Inc. is the leading manufacturer and marketer of soy protein-based meat alternatives and other healthful foods. The acquisition was accounted for as a purchase and was financed through short-term borrowings. Results of Worthington Foods, Inc. operations have been included in the Company's consolidated results from the date of acquisition.

The components of intangible assets included in the final allocation of purchase price, along with the related straight-line amortization periods, were:


                                     Amount           Amortization
                                   (millions)         period (yrs.)
                                   ----------         -------------

Trademarks and tradenames          $    100.0                  40
Goodwill                                190.0                  40
                                   ----------          ----------

Total                              $    290.0
                                   ==========          ==========

The purchase price allocation included approximately $12 million of exit liabilities, comprised principally of employee involuntary separation and relocation benefits, of which approximately $3 million remained as of December 31, 2000.

The unaudited pro forma combined historical results, as if Worthington Foods, Inc. had been acquired at the beginning of fiscal 1999 and 1998, respectively, are estimated to be:

(millions, except per share data)              1999               1998
                                           ------------       ------------

Net sales                                  $    7,130.1       $    6,901.6
Net earnings                               $      323.6       $      493.3
Net earnings per share                     $        .80       $       1.21
                                           ============       ============

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


DISPOSITIONS

During November 1999, the Company sold certain assets and liabilities of the Lender's Bagels business to Aurora Foods Inc. for $275 million in cash. As a result of this transaction, the Company recorded a pretax charge of $178.9 million ($119.3 million after tax or $.29 per share). This charge included approximately $57 million for disposal of other assets associated with the Lender's business, which were not purchased by Aurora. Disposal of these other assets was completed during 2000. The original reserve of $57 million exceeded actual losses from asset sales and related disposal costs by approximately $9 million. This amount was recorded as a credit to other income (expense), net during the year.

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

KEEBLER ACQUISITION

The Company expects to complete its acquisition of Keebler Foods Company in March 2001, in a transaction entered into with Keebler and with Flowers Industries, Inc., the majority shareholder of Keebler. Keebler Foods Company, headquartered in Elmhurst, Illinois, ranks second in the U.S. in the cookie and cracker categories and has the third largest food direct store door (DSD) delivery system in the United States. Under the purchase agreement, the Company will pay $42 in cash for each common share of Keebler or approximately $3.6 billion, including related acquisition costs. As a result of the acquisition, the Company will assume approximately $700 million of Keebler debt and $216 million in obligations to cash out employee stock options, for a total projected cash outlay of approximately $4.5 billion. The Company will finance the acquisition through a combination of short and long-term debt. The acquisition will be accounted for as a purchase.

NOTE 3 RESTRUCTURING CHARGES

Operating profit for 2000 includes restructuring charges of $86.5 million ($64.2 million after tax or $.16 per share) for streamlining initiatives.

Operating profit for 1999 includes restructuring charges of $244.6 million ($156.4 million after tax or $.40 per share) for streamlining initiatives.

Operating profit for 1998 includes restructuring charges of $70.5 million ($46.3 million after tax or $.12 per share) for streamlining initiatives.

During the past several years, management has commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure and align resources with the Company's growth strategy. The incremental costs of these programs have been reported during these years as restructuring charges.

The 2000 charges of $86.5 million consist of $65.2 million for actions supporting the Company's "focus and align" strategy and $21.3 million for a supply chain efficiency initiative in Europe.

In the fourth quarter of 2000, management adopted the "focus and align" strategy, emphasizing a stricter prioritization for resource allocation to the United States and the Company's other core markets. In conjunction with this strategy, the Company was reorganized from four operating areas into two divisions - U.S. and International. As a result, management initiated restructuring actions around the world to support this strategy and organization, including staff reductions in its global supply chain and innovation organization, rationalization of international convenience foods capacity, and restructuring of various non-core markets to improve return on investment. Approximately one-half of the total charges are comprised of asset write-offs with the remainder consisting primarily of cash costs associated with involuntary employee separation programs. Approximately 500 salaried and hourly positions were eliminated, primarily during the fourth quarter of 2000. As a result of these initiatives, the Company currently expects to realize approximately $45 million on a pretax basis from cost reductions and elimination of operating losses in 2001.

During the second quarter of 2000, the Company implemented a supply chain efficiency initiative in Europe. The restructuring charges from this program were comprised principally of voluntary employee retirement and separation benefits. This program resulted in hourly and salaried headcount reductions of 190 during 2000 and is currently expected to generate approximately $13 million in pretax savings in 2001.

The 1999 restructuring charges consist of $193.2 million for closing the South Operations portion of the Company's Battle Creek, Michigan, cereal plant, $32.7 million for workforce reduction initiatives around the world, and $18.7 million, primarily for manufacturing equipment write-offs related to previously closed or impaired facilities in various locations.

Approximately one-half of the 1999 charges for the South Operations closing are comprised of asset write-offs, with the remainder consisting primarily of cash costs for employee retirement and separation benefits, equipment removal, and building demolition. As part of the Company's strategy of continuing cost reduction and efficiency improvement, these operations were closed in October 1999. Some production capacity was relocated to the Company's other U.S. cereal plants. Approximately 525 hourly and salaried positions at the Battle Creek plant were eliminated by the end of the first quarter of 2000 through a combination of voluntary and involuntary separation programs. These actions resulted in pretax savings of approximately $30 million in 2000 and are currently expected to result in a further $10 million in savings in 2001, for a total 2001 benefit of $40 million.

The 1999 charges for workforce reduction initiatives are comprised principally of employee retirement and separation benefit costs in all of the Company's operating segments and in corporate operations. These initiatives eliminated approximately 325 employee positions in Europe, Latin America, Australia, and Asia during 1999 and generated approximately $15 million of pretax savings during 1999, and a further $10 million in pretax savings in 2000, for a total 2000 benefit of $25 million.

The 1998 restructuring charges of $70.5 million relate primarily to an overhead activity analysis that resulted in the elimination of approximately 550 employees and 240 contractors from the Company's headquarters and U.S. and Canadian operations through a combination of involuntary early retirement and severance programs. The charges consist mainly of employee retirement and separation benefits. This program generated approximately $100 million of pretax savings during 1999.

Incremental pretax savings achieved or expected from streamlining initiatives by year, and the relative impact on captions within the Consolidated Statement of Earnings, are:


                                             Relative impact on
                                        ----------------------------
                      Incremental
                        pretax           Cost of
(millions)             savings          goods sold           SGA(a)
                      -----------       ----------          --------

1998                   $     10                75%                25%
1999                        125                10%                90%
2000                         50                80%                20%
2001 expected                75                50%                50%
                       ========          ========           ========

(a)  Selling, general, and administrative expense.

Total cash outlays incurred or expected for streamlining initiatives by year are:


(millions)

1998                       $      47
1999                              69
2000                              68
2001 expected                     38
2002 expected                      2
                           =========

The Company's streamlining initiatives are expected to continue in 2001, related primarily to the integration of the Kellogg and Keebler business models. In addition to incurring integration costs throughout 2001, during the first quarter of 2001 the Company expects to report restructuring charges for staff reductions and inventory and capacity rationalization as a result of this integration. As many of these initiatives are in the early stages of completion, management is currently unable to estimate the total amount of charges to be reported. Cash outlays and savings related to this integration are not included in the tables above.

The components of the restructuring charges by initiative, as well as reserve balances remaining at December 31, 2000, 1999, and 1998, were:

                                                                      EXHIBIT 13


U.S. OPERATIONAL                 Employee
STREAMLINING                   retirement &
                                 severance       Asset         Asset        Other
(millions)                      benefits(a)   write-offs      removal      costs(c)        Total
                               ------------   ----------     --------      --------      --------

Remaining reserve at
  December 31, 1997              $     --      $     --      $   15.1      $     --      $   15.1
1998 restructuring charges             --            --            --            --            --
Amounts utilized during 1998           --            --          (6.6)           --          (6.6)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1998                    --            --           8.5            --           8.5
1999 restructuring charges           55.5         108.4          28.2           1.1         193.2
Amounts utilized during 1999        (34.1)       (108.4)         (8.6)         (1.1)       (152.2)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1999                  21.4            --          28.1            --          49.5
2000 restructuring charges             --            --            --            --            --
Amounts utilized during 2000        (20.0)           --         (17.4)           --         (37.4)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 2000              $    1.4      $     --      $   10.7      $     --      $   12.1
                                 ========      ========      ========      ========      ========



PAN-EUROPEAN                     Employee
REORGANIZATION                 retirement &
                                 severance       Asset         Asset        Other
(millions)                      benefit(a)    write-offs      removal      costs(c)        Total
                               ------------   ----------     --------      --------      --------

Remaining reserve at
  December 31, 1997              $   19.4      $     --      $   10.1      $     --      $   29.5
1998 restructuring charges             --            --            --            --            --
Amounts utilized during 1998        (17.6)           --         (11.5)           --         (29.1)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1998 (b)               1.8            --          (1.4)           --            .4
1999 restructuring charges           10.9          10.9            .6            --          22.4
Amounts utilized during 1999        (10.0)        (10.9)          (.4)           --         (21.3)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1999 (b)               2.7            --          (1.2)           --           1.5
2000 restructuring charges           19.6            --            --           1.7          21.3
Amounts utilized during 2000        (21.3)           --           1.2          (1.7)        (21.8)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 2000              $    1.0      $     --      $     --      $     --      $    1.0
                                 ========      ========      ========      ========      ========







AUSTRALIAN PLANT                 Employee
PRODUCTIVITY                   retirement &
PROGRAM                          severance       Asset         Asset        Other
(millions)                      benefits      write-offs      removal      costs(c)        Total
                               ------------   ----------     --------      --------      --------

Remaining reserve at
  December 31, 1997              $    4.0      $     --      $    2.5      $     --      $    6.5
1998 restructuring charges             --            --            --            --            --
Amounts utilized during 1998         (1.4)           --           (.9)           --          (2.3)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1998                   2.6            --           1.6            --           4.2
1999 restructuring charges            1.5            .2           (.4)           .1           1.4
Amounts utilized during 1999         (1.0)          (.2)          (.6)          (.1)         (1.9)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1999                   3.1            --            .6            --           3.7
2000 restructuring charges             --            --            --            --            --
Amounts utilized during 2000         (3.1)           --           (.6)           --          (3.7)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 2000              $     --      $     --      $     --      $     --      $     --
                                 ========      ========      ========      ========      ========



NORTH AMERICAN                   Employee
OVERHEAD ACTIVITY              retirement &
ANALYSIS                         severance       Asset         Asset        Other
(millions)                      benefits(a)   write-offs      removal      costs(c)        Total
                               ------------   ----------     --------      --------      --------
Remaining reserve at
  December 31, 1997              $     --      $     --      $     --      $     --      $     --
1998 restructuring charges           57.1           5.2           3.0           1.8          67.1
Amounts utilized during 1998        (22.7)         (5.2)          (.1)         (1.8)        (29.8)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1998                  34.4            --           2.9            --          37.3
1999 restructuring charges            5.5            --           1.1           4.5          11.1
Amounts utilized during 1999        (35.7)           --          (3.0)         (4.5)        (43.2)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1999                   4.2            --           1.0            --           5.2
2000 restructuring charges             --            --            --            --            --
Amounts utilized during 2000         (3.1)           --           (.5)           --          (3.6)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 2000              $    1.1      $     --      $     .5      $     --      $    1.6
                                 ========      ========      ========      ========      ========



GLOBAL STRATEGY                  Employee
REALIGNMENT                    retirement &
                                 severance       Asset         Asset        Other
(millions)                      benefits(a)   write-offs      removal      costs(c)        Total
                               ------------   ----------     --------      --------      --------

Remaining reserve at
  December 31, 1997              $     --      $     --      $     --      $     --      $     --
1998 restructuring charges             --            --            --            --            --
Amounts utilized during 1998           --            --            --            --            --
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1998                    --            --            --            --            --
1999 restructuring charges             --            --            --            --            --
Amounts utilized during 1999           --            --            --            --            --
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1999                    --            --            --            --            --
2000 restructuring charges           25.7          29.9           7.3           2.3          65.2
Amounts utilized during 2000         (5.9)        (29.9)         (1.6)         (2.3)        (39.7)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 2000              $   19.8      $     --      $    5.7      $     --      $   25.5
                                 ========      ========      ========      ========      ========



 ALL OTHER                       Employee
                               retirement &
                                 severance       Asset         Asset        Other
(millions)                        benefits    write-offs      removal      costs(c)        Total
                               ------------   ----------     --------      --------      --------

Remaining reserve at
  December 31, 1997              $     .2      $     --      $     .6      $     --      $     .8
1998 restructuring charges            2.7            .3            --            .4           3.4
Amounts utilized during 1998         (2.1)          (.3)          (.3)          (.4)         (3.1)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1998                    .8            --            .3            --           1.1
1999 restructuring charges            4.8          11.7            --            --          16.5
Amounts utilized during 1999         (5.6)        (11.7)          (.3)           --         (17.6)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1999                    --            --            --            --            --
2000 restructuring charges             --            --            --            --            --
Amounts utilized during 2000           --            --            --            --            --
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 2000              $     --      $     --      $     --      $     --      $     --
                                 ========      ========      ========      ========      ========



CONSOLIDATED                     Employee
                               retirement &
                                 severance       Asset         Asset        Other
(millions)                      benefits(a)   write-offs      removal      costs(c)        Total
                               ------------   ----------     --------      --------      --------

Remaining reserve at
  December 31, 1997              $   23.6      $     --      $   28.3      $     --      $   51.9
1998 restructuring charges           59.8           5.5           3.0           2.2          70.5
Amounts utilized during 1998        (43.8)         (5.5)        (19.4)         (2.2)        (70.9)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1998                  39.6            --          11.9            --          51.5
1999 restructuring charges           78.2         131.2          29.5           5.7         244.6
Amounts utilized during 1999        (86.4)       (131.2)        (12.9)         (5.7)       (236.2)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 1999                  31.4            --          28.5            --          59.9
2000 restructuring charges           45.3          29.9           7.3           4.0          86.5
Amounts utilized during 2000        (53.4)        (29.9)        (18.9)         (4.0)       (106.2)
                                 --------      --------      --------      --------      --------

Remaining reserve at
  December 31, 2000              $   23.3      $     --      $   16.9      $     --      $   40.2
                                 ========      ========      ========      ========      ========


(a) Includes pension and postretirement health care curtailment losses and special termination benefits recognized as follows (refer to Notes 9 and 10):


                                   2000     1999       1998
                                  -----     -----     -----

U.S. operational streamlining     $  --     $  32     $  --

Pan-European reorganization           5        --        --

North American overhead
   activity analysis                 --         4        18

Global strategy realignment           3        --        --
                                  -----     -----     -----
Consolidated                      $   8     $  36     $  18
                                  =====     =====     =====

(b) Negative removal reserves in Europe result from netting of anticipated proceeds from asset sales with removal costs.

(c) Consist primarily of program-related non-exit costs incurred during the period of the reported charge.

NOTE 4 OTHER INCOME (EXPENSE), NET

Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales.

Other income (expense), net for 2000 includes a credit of approximately $12 million related to the 1999 sale of the Lender's Bagels business. The total amount consists of approximately $9 million for disposal of assets associated with the business which were not purchased by Aurora Foods Inc. (refer to Note
2) and approximately $3 million for final working capital settlement with Aurora.

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

                                                 Average              Net
(millions, except             Net                shares             earnings
per share data)             earnings           outstanding          per share
                           ----------          ----------          ----------

2000
  Basic                    $    587.7               405.6          $     1.45
  Dilutive employee
  stock options                    --                  .2                  --
                           ----------          ----------          ----------

  Diluted                  $    587.7               405.8          $     1.45
                           ==========          ==========          ==========

1999
  Basic                    $    338.3               405.2          $      .83
  Dilutive employee
  stock options                    --                  .5                  --
                           ----------          ----------          ----------

  Diluted                  $    338.3               405.7          $      .83
                           ==========          ==========          ==========

1998
  Basic                    $    502.6               407.8          $     1.23
  Dilutive employee
  stock options                    --                  .8                  --
                           ----------          ----------          ----------

  Diluted                  $    502.6               408.6          $     1.23
                           ==========          ==========          ==========

COMPREHENSIVE INCOME

Comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to shareholders. For the Company, comprehensive income for the periods presented consists of net earnings, minimum pension liability adjustments (refer to Note 9), and foreign currency translation adjustments pursuant to SFAS No. 52 "Foreign Currency Translation" as follows:


(millions)                             2000               1999               1998
                                     --------           --------           --------

Net earnings                         $  587.7           $  338.3           $  502.6
Other comprehensive
income:
  Foreign currency
  translation adjustments               (97.4)             (39.0)             (11.1)
  Minimum pension liability
  adjustments                           (10.0)                --                 --
    Related tax effect                    3.5                 --                 .6
                                     --------           --------           --------
                                       (103.9)             (39.0)             (10.5)
                                     --------           --------           --------
Total comprehensive income           $  483.8           $  299.3           $  492.1
                                     ========           ========           ========



NOTE 6 LEASES

Operating leases are generally for equipment and warehouse space. Rent expense on all operating leases was $36.7 million in 2000, $31.5 million in 1999, and $36.5 million in 1998. At December 31, 2000, future minimum annual rental commitments under non-cancelable operating leases totaled $71 million consisting of (in millions): 2001-$23; 2002-$15; 2003-$13; 2004-$9; 2005-$8; 2006 and
beyond-$3.


NOTE 7 DEBT

Notes payable consist of commercial paper and other short-term borrowings in the United States and, to a lesser extent, bank loans of foreign subsidiaries at competitive market rates. U.S. borrowings at December 31, 2000, were $429.8 million with an effective interest rate of 6.6%. U.S. borrowings at December 31, 1999, were $448.3 million with an effective interest rate of 5.9%.

Additionally, the Company has entered into financing arrangements that provide for the sale of future foreign currency revenues. As of December 31, 2000, the Company had committed to borrowings during 2001 in the cumulative principal amount of approximately $160 million. As of December 31, 1999, the Company had committed to borrowings during 2000 in the cumulative principal amount of approximately $366 million. No borrowings were outstanding under these arrangements at December 31, 2000 or 1999. On January 1, 2001, these borrowing commitments were cancelled and replaced with foreign currency forward contracts.

At December 31, 2000, the Company had $796.0 million of total short-term lines of credit, of which $747.9 million were unused and available for borrowing on an unsecured basis.

Long-term debt at year-end consisted of:

(millions)                                2000                 1999
                                       ----------           ----------

(a) Seven-Year Notes due 2005          $    200.0           $    200.0
(b) Seven-Year Notes due 2004               500.0                500.0
(c) Four-Year Notes due 2001                500.0                500.0
(d) Three-Year Notes due 2001               400.0                400.0
    Other                                    10.3                 15.7
                                       ----------           ----------

                                          1,610.3              1,615.7
    Less current maturities                (901.1)                (2.9)
                                       ----------           ----------

    Balance, December 31               $    709.2           $  1,612.8
                                       ==========           ==========

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

(d) In February 1998, the Company issued $400 of three-year 5.75% fixed rate U.S. Dollar Notes. These Notes were issued under an existing "shelf registration" with the Securities and Exchange Commission, and provided an option to holders to extend the obligation for an additional four years at a predetermined interest rate of 5.63% plus the Company's then-current credit spread. As a result of this option, the effective interest rate on the three-year Notes was 5.23%. Concurrent with this issuance, the Company entered into a $400 notional, three-year fixed-to-floating interest rate swap, indexed to the Federal Reserve AA Composite Rate on 30-day commercial paper. In February 2001, the Company will pay holders $11.6 to extinguish the Notes prior to the extension date. Thus, the Company will report an extraordinary loss, net of tax, of $7.4 during the first quarter of 2001.

Scheduled principal repayments on long-term debt are (in millions): 2001-$901; 2002-$1; 2003-$1; 2004-$500; 2005-$200; 2006 and beyond-$7.

Interest paid was (in millions): 2000-$141; 1999-$124; 1998-$113. Interest expense capitalized as part of the construction cost of fixed assets was (in millions): 2000-$5.6; 1999-$8.4; 1998-$7.8.

As discussed in Note 2, the Company expects to complete its acquisition of Keebler Foods Company in March 2001, resulting in a total projected cash outlay of approximately $4.5 billion. To finance this transaction, the Company plans to issue a combination of short and long-term debt during the first quarter of 2001. In anticipation of these future issuances, during December 2000 the Company entered into $1.5 billion notional amount of forward-starting interest rate swaps that effectively fixed a portion of the interest rate on an equivalent amount of debt prior to issuance. These swaps will be settled in conjunction with the issuances, resulting in cash payments or receipts that will be amortized to interest expense over periods of five to thirty years. If these swaps had been settled at December 31, 2000, the Company would have made a total cash payment to counterparties of approximately $26 million. The incremental amount of interest expense related to this payment will generally be offset by a lower coupon rate on the underlying future debt issuance.

Following the Company's announcement of its agreement to acquire Keebler, Moody's and Standard & Poor's (S&P) placed the credit ratings of the Company's senior unsecured debt and commercial paper under review for possible downgrade. Due to the significant amount of incremental debt to be created in this transaction, S&P downgraded the Company's senior unsecured debt from AA to BBB and the Company's commercial paper from A-1 to A-2. Moody's downgraded the Company's senior unsecured debt from Aa2 to Baa2 and the Company's commercial paper from P-1 to P-2. These ratings are subject to revision or withdrawal at any time.

S&P assigns a 'BBB' credit rating to obligations which it considers to "exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation." Similarly, Moody's assigns a 'Baa' credit rating to obligations it considers to "be medium-grade obligations, i.e. neither highly protected nor poorly secured. Interest payments and principal security are considered adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time."

NOTE 8 STOCK OPTIONS

The Key Employee Long Term Incentive Plan provides for benefits to be awarded to executive-level employees in the form of incentive and non-qualified stock options, performance units, restricted stock grants and other stock-based awards. Options granted under this plan generally vest over two years with the restricted stock grants under this plan generally vesting in three years. Under the Key Employee Long Term Incentive Plan, approximately 100,000 shares were granted to eligible employees during 2000.

The 2001 Long Term Incentive Plan, approved by shareholders in 2000, provides for benefits to be awarded to employees and officers in the form of incentive and non-qualified stock options, performance shares, performance units, restricted stock grants, and other stock-based awards. Options granted under this plan generally vest over two years, subject to earlier vesting if a change of control occurs.

The Bonus Replacement Stock Option Plan allows certain key executives to receive stock options that generally vest immediately in lieu of part or all of their respective bonus. Options granted under this plan are issued from the Key Employee Long Term Incentive Plan.

The Kellogg Employee Stock Ownership Plan is designed to offer stock and other incentive awards based on Company performance to employees who are not eligible to participate in the Key Employee Long Term Incentive Plan. Options awarded under this plan generally vest over five years.

Options under all the plans described above are granted with exercise prices equal to the fair market value of the Company's common stock at the time of the grant and have a term of no more than ten years, if they are incentive stock options, or no more than ten years and one day, if they are non-qualified options.

The Key Employee Long Term Incentive Plan and the 2001 Long Term Incentive Plan contain an accelerated ownership feature ("AOF"). An AOF option is generally granted when Company stock is used to pay the exercise price of a stock option or any taxes owed. The holder of the option is generally granted an AOF option for the number of shares so used with the exercise price equal to the then fair market value of the Company's common stock. For all AOF options, the original expiration date is not changed but the options vest immediately.

The Non-Employee Director Stock Plan was approved by shareholders in 2000 and allows each eligible non-employee director to receive 1,700 shares of the Company's common stock and annual grants of options to purchase 5,000 shares of the Company's common stock. The shares are placed in the Kellogg Company Grantor Trust for Non-Employee Directors (the "Grantor Trust"). Under the terms of the Grantor Trust, shares are available to a director only upon termination of service on the Board. During 2000, there were 57,500 options and 20,000 shares of common stock granted under this plan.

As permitted by SFAS No.123 "Accounting for Stock-Based Compensation", the Company has elected to account for the stock option plans under APB No. 25 "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for these plans.

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the stock option plans been determined based on the fair value at the grant date consistent with SFAS No.123, the Company's net earnings and earnings per share are estimated as follows:


(millions, except per share data)            2000              1999              1998
                                           --------          --------          --------

Net earnings
  As reported                              $  587.7          $  338.3          $  502.6
  Pro forma                                $  569.2          $  311.4          $  484.4

Net earnings per share
(basic and diluted)
  As reported                              $   1.45          $    .83          $   1.23
  Pro forma                                $   1.40          $    .77          $   1.19
                                           ========          ========          ========

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


                                        2000             1999             1998
                                       ------           ------           ------

Risk-free interest rate                  6.59%            4.83%            5.56%
Dividend yield                           3.90%            3.00%            2.00%
Volatility                              25.43%           23.16%           21.28%
Average expected term (years)            3.17             3.76             3.47
Fair value of options granted          $ 4.60           $ 6.38           $ 8.45
                                       ======           ======           ======


Transactions under these plans were:

(millions, except per share data)               2000               1999               1998
                                              --------           --------           --------

Under option, January 1                           19.9               16.4               12.4
  Granted                                          6.4                6.6                6.8
  Exercised                                        (.1)              (1.1)              (1.7)
  Cancelled                                       (2.8)              (2.0)              (1.1)
                                              --------           --------           --------

Under option, December 31                         23.4               19.9               16.4
                                              ========           ========           ========

Excercisable, December 31                         13.7               10.1                8.7
                                              ========           ========           ========

Shares available, December 31,
  for options that may be
  granted under the
  following plans:
Key Employee Long Term
  Incentive Plan                                   3.2                7.1                9.8
Kellogg Employee Stock
  Ownership Plan                                   4.8                4.6                6.0
2000 Non-employee Directors
  Stock Plan                                        .9                 --                 --
2001 Long Term Incentive Plan                     26.0                 --                 --
                                              --------           --------           --------

Total shares available, December 31,
  for options that may be granted                 34.9               11.7               15.8
                                              ========           ========           ========

                                                  Average prices per share
                                       --------------------------------------------

Under option, January 1                $     38          $     38          $     35
  Granted                                    24                36                43
  Exercised                                  26                32                34
  Cancelled                                  36                39                33
                                       --------          --------          --------

Under option, December 31              $     34          $     38          $     38
                                       ========          ========          ========

Exercisable, December 31               $     38          $     39          $     36
                                       ========          ========          ========

Employee stock options outstanding and exercisable under these plans as of December 31, 2000, were:


(millions, except per share data)

                              Outstanding                              Exercisable
               ------------------------------------------      --------------------------
                                                Weighted
                                Weighted         average                        Weighted
 Range of                        average        remaining                       average
 exercise        Number         exercise       contractual       Number         exercise
  prices       of options         price        life (yrs.)     of options         price
----------     ----------      ----------      ----------      ----------      ----------

$15-29                7.6      $       25             8.7             1.5      $       27
 30-39                9.3              36             7.1             6.2              36
 40-44                5.8              43             7.3             5.3              43
 45-50                0.7              48             6.7             0.7              48
               ----------      ----------      ----------      ----------      ----------

                     23.4                                            13.7
               ==========      ==========      ==========      ==========      ==========



NOTE 9 PENSION BENEFITS

The Company has a number of U.S. and foreign pension plans to provide retirement benefits for its employees. Benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments. Investment in Company common stock represented 1.9% of consolidated plan assets at December 31, 2000 and 1999.

The components of pension expense were:

(millions)                                    2000         1999         1998
                                            --------     --------     --------
Service cost                                $   34.5     $   42.6     $   41.3
Interest cost                                   91.1         83.7         81.3
Expected return on plan assets                (143.3)      (125.1)      (113.9)
Amortization of unrecognized
  transition obligation                           .6          2.0           .7
Amortization of unrecognized
  prior service cost                             7.0          7.4          7.5
Recognized net (gain) loss                      (4.2)        10.9         10.0
Curtailment loss and special
  termination benefits                           8.5         33.5         17.4
                                            --------     --------     --------

Pension (income) expense -
  Company plans                                 (5.8)        55.0         44.3
Pension expense - multiemployer plans            2.2          1.4          1.2
                                            --------     --------     --------
Total pension (income) expense              $   (3.6)    $   56.4     $   45.5
                                            ========     ========     ========

The worldwide weighted average actuarial assumptions were:

                                                   2000        1999        1998
                                                  ------      ------      ------

Discount rate                                        7.0%        7.2%        6.7%
Long-term rate of compensation increase              4.6%        4.2%        4.9%
Long-term rate of return on plan assets             10.4%       10.4%       10.5%
                                                  ======      ======      ======

The aggregate change in projected benefit obligation, change in plan assets, and funded status were:

(millions)                                                 2000              1999
                                                       ------------      ------------

Change in projected benefit obligation
Projected benefit obligation at beginning of year      $    1,350.4      $    1,331.2
Service cost                                                   34.5              42.6
Interest cost                                                  91.1              83.7
Plan participants' contributions                                1.4               1.3
Amendments                                                      5.3              36.6
Actuarial (gain) loss                                          32.1             (58.4)
Benefits paid                                                 (91.8)            (76.1)
Foreign currency adjustments                                  (42.4)             (9.8)
Other                                                            .9               (.7)
                                                       ------------      ------------

Projected benefit obligation at end of year            $    1,381.5      $    1,350.4
                                                       ============      ============

Change in plan assets
Fair value of plan assets at beginning of year         $    1,578.0      $    1,318.3
Actual return on plan assets                                  (86.4)            299.8
Employer contribution                                          41.7              42.9
Plan participants' contributions                                1.4               1.3
Benefits paid                                                 (91.8)            (76.1)
Foreign currency adjustments                                  (38.1)             (3.5)
Other                                                            .2              (4.7)
                                                       ------------      ------------

Fair value of plan assets at end of year               $    1,405.0      $    1,578.0
                                                       ============      ============

Funded status                                          $       23.5      $      227.6
Unrecognized net (gain) loss                                  118.5            (135.4)
Unrecognized transition amount                                  2.7               3.4
Unrecognized prior service cost                                34.8              38.4
                                                       ------------      ------------

Prepaid pension                                        $      179.5      $      134.0
                                                       ============      ============

Amounts recognized in statement
of financial position consist of
Prepaid benefit cost                                   $      252.0      $      207.9
Accrued benefit liability                                     (87.1)            (86.9)
Intangible asset                                                4.6              13.0
Minimum pension liability                                      10.0                --
                                                       ------------      ------------

Net amount recognized                                  $      179.5      $      134.0
                                                       ============      ============

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

(millions)                                     2000           1999
                                            ----------     ----------
Projected benefit obligation               $    104.6     $     89.7
Accumulated benefit obligation                   86.1           76.1
Fair value of plan assets                         7.1             --
                                           ==========     ==========

All gains and losses, other than curtailment gains and losses and special termination benefits, are recognized over the average remaining service period of active plan participants. Curtailment losses and special termination benefits recognized in 1998-2000 were recorded as a component of restructuring charges. Refer to Note 3 for further information.

Certain of the Company's subsidiaries sponsor 401(k) or similar savings plans for active employees. Expense related to these plans was (in millions):
2000-$16; 1999-$17; 1998-$16.

NOTE 10 NONPENSION POSTRETIREMENT BENEFITS

Certain of the Company's U.S. and Canadian subsidiaries provide health care and other benefits to substantially all retired employees, their covered dependents, and beneficiaries. Generally, employees are eligible for these benefits when one of the following service/age requirements is met: 30 years and any age; 20 years and age 55; 5 years and age 62. Plan assets consist primarily of equity securities with smaller holdings of bonds.

Components of postretirement benefit expense were:

(millions)                                   2000         1999         1998
                                           --------     --------     --------
Service cost                               $    7.7     $    9.3     $    9.1
Interest cost                                  44.4         37.4         36.8
Expected return on plan assets                (21.4)       (17.8)       (15.0)
Amortization of unrecognized
  prior service cost                           (1.1)         (.5)         (.5)
Recognized net gains                           (3.2)        (4.8)        (5.3)
Curtailment loss (gain) and special
  termination benefits                          (.1)          .5          1.0
                                           --------     --------     --------

Postretirement benefit expense             $   26.3     $   24.1     $   26.1
                                           ========     ========     ========

The weighted average actuarial assumptions were:

                                              2000        1999        1998
                                             ------      ------      ------
Discount rate                                   7.5%        8.0%        7.0%
Long-term rate of return on plan assets        10.5%       10.5%       10.5%
                                             ======      ======      ======

The aggregate change in accumulated postretirement benefit obligation, change in plan assets, and funded status were:

(millions)                                            2000            1999
                                                   ----------      ----------
Change in accumulated benefit obligation
Accumulated benefit obligation
  at beginning of year                             $    580.2      $    548.8
Service cost                                              7.7             9.3
Interest cost                                            44.4            37.4
Actuarial loss                                           28.9            15.3
Amendments                                                 --             (.2)
Benefits paid                                           (42.3)          (30.6)
Other                                                     (.3)             .2
                                                   ----------      ----------
Accumulated benefit obligation at end of year      $    618.6      $    580.2
                                                   ==========      ==========
Change in plan assets
Fair value of plan assets at beginning of year     $    230.0      $    177.4
Actual return on plan assets                             (7.4)           48.0
Employer contribution                                    42.6            35.2
Benefits paid                                           (42.3)          (30.6)
                                                   ----------      ----------

Fair value of plan assets at end of year           $    222.9      $    230.0
                                                   ==========      ==========

Funded status                                      $   (395.7)     $   (350.2)
Unrecognized net gain                                   (26.4)          (88.9)
Unrecognized prior service cost                          (9.4)          (10.7)
                                                   ----------      ----------
Accrued postretirement benefit cost                $   (431.5)     $   (449.8)
                                                   ==========      ==========

Amounts recognized in the statement
of financial position consist of
Accrued benefit liability                          $   (431.5)     $   (449.8)
                                                   ==========      ==========

The assumed health care cost trend rate was 5% for 2000, decreasing gradually to 4.75% by the year 2003 and remaining at that level thereafter. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                        One percentage       One percentage
(millions)                              point increase       point decrease
                                        --------------       --------------
Effect on total of service and
  interest cost components               $        7.2         $       (6.0)
Effect on postretirement benefit
  obligation                             $       71.5         $      (60.0)
                                         ============         ============

All gains and losses, other than curtailment gains and losses and special termination benefits, are recognized over the average remaining service period of active plan participants. Curtailment gains or losses and special termination benefits recognized in 1998 and 2000 were recorded as a component of restructuring charges. The net curtailment loss and special termination benefits for 1999 include a $2.2 million loss recorded as a component of restructuring charges and a $1.7 million gain recorded as a component of disposition-related charges. The Company contributes to a voluntary employee benefit association (VEBA) trust for funding of its nonpension postretirement benefit obligations.

NOTE 11 INCOME TAXES

Earnings before income taxes, and the provision for U.S. federal, state, and foreign taxes on these earnings, were:

(millions)                       2000            1999            1998
                              ----------      ----------      ----------
Earnings before income taxes
  United States               $    561.9    $      235.1    $      564.0
  Foreign                          305.8           301.6           218.5
                              ----------      ----------      ----------
                              $    867.7    $      536.7    $      782.5
                              ----------      ----------      ----------

Income taxes
  Currently payable
   Federal                    $    134.0    $      135.9    $      128.7
   State                            20.3            20.6            17.8
   Foreign                         127.1           102.4            87.2
                              ----------      ----------      ----------
                                   281.4           258.9           233.7
                              ----------      ----------      ----------

  Deferred
   Federal                          (1.2)          (60.7)           30.6
   State                             4.1            (4.5)            1.7
   Foreign                          (4.3)            4.7            13.9
                              ----------      ----------      ----------
                                    (1.4)          (60.5)           46.2
                              ----------      ----------      ----------
Total income taxes            $    280.0    $      198.4    $      279.9
                              ==========      ==========      ==========

The difference between the U.S. federal statutory tax rate and the Company's effective rate was:

                                                 2000       1999       1998
                                                ------     ------     ------
U.S. statutory rate                               35.0%      35.0%      35.0%
Foreign rates varying from 35%                     (.6)       (.5)      (2.0)
State income taxes, net of federal benefit         1.8        2.0        2.4
Net change in valuation allowances                (3.0)      (1.3)       2.9
Statutory rate changes, deferred tax impact        (.3)       (.6)       (.3)
Other                                              (.6)       2.4       (2.2)
                                                ------     ------     ------
Effective income tax rate                         32.3%      37.0%      35.8%
                                                ======     ======     ======

The changes in valuation allowances on deferred tax assets and corresponding impacts on the effective income tax rate, as presented above, result from management's assessment of the Company's ability to utilize certain operating loss and tax credit carryforwards. For 2000, the change in valuation allowance relates primarily to utilization of U.S. foreign tax credit carryforwards. As a result, the effective income tax rate was down significantly from the prior year. Also contributing to the lower rate were the impact of lower statutory rates throughout the year in the United Kingdom and Australia and enactment of a statutory rate reduction in Germany in the fourth quarter.

Total tax benefits of carryforwards at year-end 2000 and 1999 were $20.3 million and $43.2 million, respectively, and expire principally after five years.

The deferred tax assets and liabilities included in the balance sheet at year-end were:

                                                       Deferred                   Deferred
                                                      Tax Assets              Tax Liabilities
(millions)                                        2000          1999          2000         1999
                                                --------      --------      --------     --------

Current:
  Promotion and advertising                     $   14.0      $   18.0      $    8.1     $    7.4
  Wages and payroll taxes                           16.8          17.3            .3           --
  Inventory valuation                                8.7           9.6          11.0         11.4
  Health and postretirement benefits                20.2          34.3            .2           .3
  State taxes                                        6.9           6.7            --           --
  Operating loss and credit carryforwards             .5           1.5            .1           --
  Deferred intercompany revenue                     53.3            --           7.0           --
  Other                                             32.9          35.0           7.3          7.1
                                                --------      --------      --------     --------
                                                   153.3         122.4          34.0         26.2
   Less valuation allowance                         (3.6)         (2.2)           --           --
                                                --------      --------      --------     --------
                                                   149.7         120.2          34.0         26.2
                                                ========      ========      ========     ========

Noncurrent:
  Depreciation and asset disposals                  12.8          16.7         289.1        291.9
  Health and postretirement benefits               151.0         158.9          69.5         68.9
  Capitalized interest                                --            --          23.3         24.0
  State taxes                                         --           1.6           5.2           --
  Operating loss and credit carryforwards           19.8          41.7            --           --
  Trademarks                                          --            --          30.6         29.8
  Other                                             25.2          32.2           7.8         14.4
                                                --------      --------      --------     --------
                                                   208.8         251.1         425.5        429.0
   Less valuation allowance                        (32.5)        (59.6)           --           --
                                                --------      --------      --------     --------
                                                   176.3         191.5         425.5        429.0
                                                --------      --------      --------     --------
Total deferred taxes                            $  326.0      $  311.7      $  459.5     $  455.2
                                                ========      ========      ========     ========

At December 31, 2000, foreign subsidiary earnings of approximately $1.0 billion were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on these earnings. Foreign withholding taxes of approximately $58 million would be payable upon remittance of these earnings. Subject to certain limitations, the withholding taxes would then be available for use as credits against the U.S. tax liability.

Cash paid for income taxes was (in millions): 2000-$246; 1999-$242; 1998-$211.

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

The Company assesses foreign currency risk based on transactional cash flows and enters into forward contracts and other commitments to sell foreign currency revenues, generally less than twelve months duration, to reduce fluctuations in net long or short currency positions. Foreign currency contracts are marked to market with net amounts due to or from counterparties recorded in accounts receivable or payable. For contracts hedging firm commitments, mark-to-market gains and losses are deferred and recognized as adjustments to the basis of the transaction. For contracts hedging subsidiary investments, mark-to-market gains and losses are recorded in the accumulated other comprehensive income component of shareholders' equity. For all other contracts, mark-to-market gains and losses are recognized currently in other income or expense. Commitments to sell future foreign currency revenues are accounted for as contingent borrowings.

The notional amounts of open forward contracts were $238.6 million and $3.8 million at December 31, 2000 and 1999, respectively. No borrowings were outstanding under commitments to sell foreign currency revenues at December 31, 2000 or 1999.

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

Mark-to-market gains and losses on interest rate forward swaps are deferred and recognized over the life of the debt issue as a component of interest expense. For other caps and swaps entered into concurrently with the debt issue, the interest or currency differential to be paid or received on the instrument is recognized in the statement of earnings as incurred, as a component of interest expense. If a position were to be terminated prior to maturity, the gain or loss realized upon termination would be deferred and amortized to interest expense over the remaining term of the underlying debt issue or would be recognized immediately if the underlying debt issue were settled prior to maturity.

The notional amounts of interest rate swaps were $2.1 billion and $600.0 million at December 31, 2000 and 1999, respectively. Refer to Note 7 for further information regarding these swaps.

PRICE RISK

The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year. Commodity contracts are marked to market with net amounts due to or from brokers recorded in accounts receivable or payable. Mark-to-market gains and losses are deferred and recognized as adjustments to the basis of the underlying material purchase.

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

NOTE 13 QUARTERLY FINANCIAL DATA (UNAUDITED)

(millions, except
per share data)             Net Sales                    Gross Profit
                    -------------------------      -------------------------
                       2000           1999            2000           1999
                    ----------     ----------      ----------     ----------
First               $  1,751.9     $  1,745.3      $    915.0     $    908.9
Second                 1,801.1        1,784.4           951.6          946.1
Third                  1,845.7        1,868.4           970.0          984.7
Fourth                 1,556.0        1,586.1           791.1          819.4
                    ----------     ----------      ----------     ----------
                    $  6,954.7     $  6,984.2      $  3,627.7     $  3,659.1
                    ==========     ==========      ==========     ==========


                                                          Net earnings
                         Net earnings(a)                 per share(a)(b)
                    -------------------------      -------------------------
                       2000           1999            2000           1999
                    ----------     ----------      ----------     ----------
First               $    161.7     $    118.8      $      .40     $      .29
Second                   150.9          154.2             .37            .38
Third                    181.9          (35.6)            .45           (.08)
Fourth                    93.2          100.9             .23            .25
                    ----------     ----------      ----------     ----------
                    $    587.7     $    338.3
                    ==========     ==========

(a) The quarterly results of 2000 and 1999 include the following restructuring and disposition-related charges. Refer to Notes 2 and 3 for further information.

                                                    Net Earnings
                       Net Earnings                 Per Share(b)
                   --------------------        --------------------
                     2000        1999            2000        1999
                   --------    --------        --------    --------
First              $   --      $  (25.6)       $   --      $   (.07)

Second              (14.7)           --          (.04)           --

Third                  --        (206.4)           --          (.50)

Fourth              (49.5)        (35.9)         (.12)         (.09)
                   ------      --------        ------      --------
                   $(64.2)      ($267.9)
                   ======      ========

(b) Earnings per share presented represents both basic and diluted earnings per share.

The principal market for trading Kellogg shares is the New York Stock Exchange
(NYSE). The shares are also traded on the Boston, Chicago, Cincinnati, Pacific, and Philadelphia Stock Exchanges. At year-end 2000, the closing price (on the NYSE) was $26.25 and there were 46,711 shareholders of record.

Dividends paid and the quarterly price ranges on the NYSE during the last two years were:

                                         Stock Price
                                      ------------------
2000 - QUARTER              Dividend     High      Low
                            --------  --------  --------
Fourth                      $  .2525  $  28.75  $  21.56
Third                          .2525     30.75     22.63
Second                         .2450     32.00     23.31
First                          .2450     30.50     20.75
                            --------  --------  --------
                            $  .9950
                            ========

1999 - QUARTER

Fourth                      $   .245  $  40.94  $  30.00
Third                           .245     39.00     31.50
Second                          .235     38.13     31.38
First                           .235     42.25     33.69
                            --------  --------  --------
                            $   .960
                            ========

NOTE 14 OPERATING SEGMENTS

Kellogg Company is the world's leading producer of ready-to-eat cereal and a leading producer of convenience foods, including toaster pastries, cereal bars, frozen waffles, and meat alternatives. Principal markets for these products include the United States and United Kingdom. Through June 2000, operations were managed via four major geographic areas - North America, Europe, Asia-Pacific, and Latin America.

Beginning in July 2000, the Company changed its organizational structure, such that U.S. operations were managed separately. In October 2000, management announced a reorganization of the Company into two major divisions -- the United States and International -- with International further delineated into Europe, Latin America, Canada, Australia, and Asia. Thus, beginning in the fourth quarter of 2000, the Company's reportable operating segments under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" consist of the United States, Europe, and Latin America. All other geographic areas have been combined under the quantitative threshold guidelines of SFAS No. 131 for purposes of the information presented below. Comparative periods have been restated to conform to the current-year presentation.

The measurement of operating segment results is generally consistent with the presentation of the Consolidated Statement of Earnings and Balance Sheet. Intercompany transactions between reportable operating segments were insignificant in all periods presented.

(millions)                                    2000            1999            1998
                                           ----------      ----------      ----------
NET SALES
  United States                            $  4,067.4      $  4,014.1      $  3,858.0
  Europe                                      1,463.4         1,614.4         1,700.2
  Latin America                                 626.7           567.0           510.7
  All other operating segments                  776.7           788.8           694.8
  Corporate                                      20.5             (.1)           (1.6)
                                           ----------      ----------      ----------

  Consolidated                             $  6,954.7      $  6,984.2      $  6,762.1
                                           ==========      ==========      ==========

OPERATING PROFIT EXCLUDING CHARGES(a)
  United States                            $    746.2      $    803.0      $    786.8
  Europe                                        235.2           224.1           211.4
  Latin America                                 161.1           141.3           107.2
  All other operating segments                   89.2            93.7            76.3
  Corporate                                    (155.4)         (188.7)         (216.1)
                                           ----------      ----------      ----------
  Consolidated                             $  1,076.3      $  1,073.4      $    956.6
  Charges(a)                                    (86.5)         (244.6)          (70.5)
                                           ----------      ----------      ----------
  OPERATING PROFIT AS REPORTED             $    989.8      $    828.8      $    895.1
                                           ==========      ==========      ==========

CHARGES(a)
  United States                            $      2.0      $    197.9      $     32.8
  Europe                                         26.7            22.4             3.3
  Latin America                                  14.6             1.7              --
  All other operating segments                   28.7             4.6            11.4
  Corporate                                      14.5            18.0            23.0
                                           ----------      ----------      ----------

  Consolidated                             $     86.5      $    244.6      $     70.5
                                           ==========      ==========      ==========

DEPRECIATION AND AMORTIZATION
  United States                            $    131.4      $    138.1      $    138.9
  Europe                                         57.1            57.8            54.6
  Latin America                                  17.2            14.5            14.2
  All other operating segments                   40.8            35.7            34.5
  Corporate                                      44.1            41.9            35.9
                                           ----------      ----------      ----------
  Consolidated                             $    290.6      $    288.0      $    278.1
                                           ==========      ==========      ==========

INTEREST EXPENSE
  United States                            $       --      $       .2      $       .2
  Europe                                          4.7             9.3             4.4
  Latin America                                    .1              .6              .9
  All other operating segments                     .4             (.1)             .4
  Corporate                                     132.3           108.8           113.6
                                           ----------      ----------      ----------
  Consolidated                             $    137.5      $    118.8      $    119.5
                                           ==========      ==========      ==========

INCOME TAXES EXCLUDING CHARGES(b)
  United States                            $    197.1      $    214.9      $    214.1
  Europe                                         43.4            28.8            37.0
  Latin America                                  40.0            34.4            28.1
  All other operating segments                   11.1            26.7            18.0
  Corporate                                      10.7            38.8             6.9
                                           ----------      ----------      ----------
  Consolidated                             $    302.3      $    343.6      $    304.1
  Effect of charges                             (22.3)         (145.2)          (24.2)
                                           ----------      ----------      ----------
  INCOME TAXES AS REPORTED                 $    280.0      $    198.4      $    279.9
                                           ==========      ==========      ==========


(millions)                                       2000            1999            1998
                                           ----------      ----------      ----------
TOTAL ASSETS
  United States                            $  2,188.9      $  2,214.9      $  2,216.9
  Europe                                      1,102.5         1,157.3         1,336.0
  Latin America                                 444.6           414.3           380.9
  All other operating segments                  627.8           641.3           542.2
  Corporate                                   2,061.2         1,755.9         1,760.6
  Elimination entries                        (1,528.7)       (1,375.0)       (1,185.1)
                                           ----------      ----------      ----------
  Consolidated                             $  4,896.3      $  4,808.7      $  5,051.5
                                           ==========      ==========      ==========

ADDITIONS TO LONG-LIVED ASSETS
  United States                            $    135.4      $    460.0      $     79.3
  Europe                                         71.7            67.4           169.1
  Latin America                                  39.7            47.4            41.7
  All other operating segments                   42.7            37.0            44.2
  Corporate                                     138.1            41.7            98.5
                                           ----------      ----------      ----------
  Consolidated                             $    427.6      $    653.5      $    432.8
                                           ==========      ==========      ==========

(a)  Charges include restructuring charges in 2000, 1999, and 1998. Refer to
     Note 3 for further information.

(b) Charges include those described in (a) and disposition-related charges in 1999 reported in earnings before income taxes. Refer to Note 2 for further information.

Supplemental geographic information is provided below for revenues from external customers and long-lived assets:

(millions)                            2000           1999           1998
                                   ----------     ----------     ----------
NET SALES
  United States                    $  4,067.4     $  4,014.1     $  3,858.0
  United Kingdom                        652.8          689.3          743.6
  Other foreign countries             2,234.5        2,280.8        2,160.5
                                   ----------     ----------     ----------
  Consolidated                     $  6,954.7     $  6,984.2     $  6,762.1
                                   ==========     ==========     ==========

LONG-LIVED ASSETS
  United States                    $  1,553.5     $  1,549.3     $  1,644.2
  United Kingdom                        535.4          552.3          553.0
  Other foreign countries             1,154.0        1,110.3        1,330.3
                                   ----------     ----------     ----------
  Consolidated                     $  3,242.9     $  3,211.9     $  3,527.5
                                   ==========     ==========     ==========

Supplemental product information is provided below for revenues from external customers:

(millions)                                 2000           1999           1998
                                        ----------     ----------     ----------
Ready-to-eat cereal net sales           $  5,177.6     $  5,304.7     $  5,265.4
Convenience foods net sales                1,777.1        1,679.5        1,496.7
                                        ----------     ----------     ----------
  Consolidated                          $  6,954.7     $  6,984.2     $  6,762.1
                                        ==========     ==========     ==========

NOTE 15 SUPPLEMENTAL FINANCIAL STATEMENT DATA

(millions)

CONSOLIDATED STATEMENT OF EARNINGS         2000            1999            1998
                                        ----------      ----------      ----------
Research and development expense        $    118.4      $    104.1      $    121.9
Advertising expense                     $    604.2      $    674.1      $    695.3
                                        ==========      ==========      ==========


CONSOLIDATED STATEMENT OF CASH FLOWS       2000            1999            1998
                                        ----------      ----------      ----------
Accounts receivable                     $      1.1      $     21.0      $   (102.6)
Inventories                                   54.5           (39.1)          (15.0)
Other current assets                         (20.2)           14.7            33.2
Accounts payable                              75.1           (84.8)           58.9
Other current liabilities                    (83.5)          (58.6)          (76.8)
                                        ----------      ----------      ----------
CHANGES IN OPERATING ASSETS
  AND LIABILITIES                       $     27.0      $   (146.8)     $   (102.3)
                                        ==========      ==========      ==========

CONSOLIDATED BALANCE SHEET
                                                    2000            1999
                                                 ----------      ----------
Trade receivables                                $    607.2      $    561.5
Allowance for doubtful accounts                        (8.6)           (8.6)
Other receivables                                      86.7           125.6
                                                 ----------      ----------
  ACCOUNTS RECEIVABLE, NET                       $    685.3      $    678.5
                                                 ----------      ----------
Raw materials and supplies                       $    138.2      $    141.2
Finished goods and materials in process               305.6           362.6
                                                 ----------      ----------
  INVENTORIES                                    $    443.8      $    503.8
                                                 ----------      ----------

Deferred income taxes                            $    136.5      $    108.5
Other prepaid assets                                  136.8           127.8
                                                 ----------      ----------
  OTHER CURRENT ASSETS                           $    273.3      $    236.3
                                                 ----------      ----------
Land                                             $     40.5      $     44.1
Buildings                                           1,197.1         1,255.3
Machinery and equipment                             3,683.1         3,595.5
Construction in progress                              114.5           261.8
Accumulated depreciation                           (2,508.3)       (2,515.8)
                                                 ----------      ----------
  PROPERTY, NET                                  $  2,526.9      $  2,640.9
                                                 ----------      ----------
Goodwill                                         $    218.7      $    205.1
  - Accumulated amortization                          (10.5)           (4.4)
Other intangibles                                     217.8           144.5
  - Accumulated amortization                          (18.6)           (9.6)
Other                                                 355.2           263.0
                                                 ----------      ----------
  OTHER ASSETS                                   $    762.6      $    598.6
                                                 ----------      ----------
Accrued income taxes                             $    130.8      $     83.5
Accrued salaries and wages                             96.6           126.0
Accrued advertising and promotion                     178.2           211.8
Other                                                 312.5           339.7
                                                 ----------      ----------
  OTHER CURRENT LIABILITIES                      $    718.1      $    761.0
                                                 ----------      ----------

Nonpension postretirement benefits               $    408.5      $    424.9
Deferred income taxes                                 266.7           251.3
Other                                                 121.8           118.7
                                                 ----------      ----------
  OTHER LIABILITIES                              $    797.0      $    794.9
                                                 ==========      ==========

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS LLP

To the Shareholders and Board of Directors of Kellogg Company



In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

Battle Creek, Michigan

January 24, 2001

SUPPLEMENTAL FINANCIAL INFORMATION

QUANTITATIVE AND QUALITATIVE DISCLOSURES RELATED TO MARKET RISK SENSITIVE INSTRUMENTS
The Company is exposed to certain market risks which exist as a part of its ongoing business operations and uses derivative financial and commodity instruments, where appropriate, to manage these risks. The Company, as a matter of policy, does not engage in trading or speculative transactions. Refer to Note 12 within Notes to Consolidated Financial Statements for further information on accounting policies related to derivative financial and commodity instruments.

FOREIGN EXCHANGE RISK
The Company is exposed to fluctuations in foreign currency cash flows related to third-party purchases, intercompany product shipments, and intercompany loans. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. Primary exposures include the U.S. Dollar versus the British Pound, member currencies of the European Monetary Union, Australian Dollar, Canadian Dollar, and Mexican Peso, and in the case of inter-subsidiary transactions, the British Pound versus other European currencies. The Company assesses foreign currency risk based on transactional cash flows and enters into forward contracts and other commitments to sell foreign currency revenues, generally less than twelve months duration, to reduce fluctuations in net long or short currency positions. No borrowings were outstanding under commitments to sell foreign currency revenues at December 31, 2000 or 1999. As of December 31, 2000, the Company had committed to borrowings during 2001 in the cumulative principal amount of approximately $160 million. As of December 31, 1999, the Company had committed to borrowings during 2000 in the cumulative principal amount of approximately $366 million.
On January 1, 2001, these borrowing commitments were cancelled and replaced with foreign currency forward contracts.

The tables below summarize forward contracts held at year-end 2000 and 1999. All contracts are valued in U.S. Dollars using year-end exchange rates, are hedges of existing assets, liabilities, or anticipated transactions, and mature within one year, except where indicated.

CONTRACTS TO SELL FOREIGN CURRENCY

                                           Notional              Exchange                 Fair
                     Currency               value                  rate                  value
Currency sold        received             (millions)             (fc/1US$)             (millions)
-------------        --------          -----------------     -----------------     ------------------
                                        2000       1999       2000       1999       2000        1999
                                       ------     ------     ------     ------     ------      ------
Japanese Yen         U.S. Dollar       $   --     $  3.8         --     102.12     $   --      $   --
New Zealand          Australian
  Dollar             Dollar               4.0         --       2.38         --        (.2)         --
Pound Sterling(a)    Danish Kroner       18.3         --        .63         --        1.0          --
Spanish Peseta       Pound Sterling      21.4         --     179.45         --        (.3)         --
Euro                 U.S. Dollar         15.9         --       1.12         --        (.7)         --
Australian Dollar    U.S. Dollar         27.4         --       1.84         --        (.6)         --
Mexican Peso         U.S. Dollar         67.4         --       9.51         --        1.5          --
Canadian Dollar      U.S. Dollar         33.0         --       1.51         --        (.3)         --
                                       ------     ------     ------     ------     ------      ------
                     TOTAL             $187.4     $  3.8                           $   .4      $   --
                                       ======     ======                           ======      ======

(a)  Several contracts maturing 2001-2003.

CONTRACTS TO PURCHASE FOREIGN CURRENCY

                                           Notional              Exchange                 Fair
Currency              Currency              value                  rate                  value
purchased            exchanged            (millions)             (fc/1US$)             (millions)
---------            ---------         -----------------     -----------------     ------------------
                                        2000       1999       2000       1999       2000        1999
                                       ------     ------     ------     ------     ------      ------

U.S. Dollar          Australian Dollar   $  3.5     $   --     1.86         --     $  (.1)     $   --
Pound Sterling       South African Rand     1.8         --      .70         --         .1          --
U.S. Dollar          South African Rand      .2         --     7.07         --         --          --
Swiss Franc          Euro                   5.2         --     1.44         --         --          --
Pound Sterling       U.S. Dollar           40.5         --      .68         --         .6          --
                                         ------     ------   ------     ------     ------      ------

            TOTAL                        $ 51.2     $   --                         $   .6      $   --
                                         ======     ======                         ======      ======

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

The tables below provide information on the Company's significant debt issues and related hedging instruments at year-end 2000 and 1999. For foreign currency-denominated debt, the information is presented in U.S. Dollar equivalents. Variable interest rates are based on effective rates or implied forward rates as of year-end 2000. Refer to Note 7 within Notes to Consolidated Financial Statements for further information.

SIGNIFICANT DEBT ISSUES (MILLIONS)

                              Principal by year of maturity                Fair value
Debt                       --------------------------------------      ------------------
characteristics             2000       2001      2004       2005        2000        1999
---------------            ------     ------    ------     ------      ------      ------
Euro Dollar                           $500.0                           $500.0      $494.7
fixed rate                             6.125%
effective rate (a)                     6.400%
                                      ------

U.S. Dollar                           $400.0                           $409.0      $397.1
fixed rate                              5.75%
effective rate (b)                      5.23%
                                      ------

Euro Dollar                                     $500.0                 $499.7      $488.9
fixed rate                                       6.625%
effective rate (a)                               6.354%
                                                ------

U.S. Dollar                                                $200.0      $189.7      $179.4
fixed rate                                                  4.875%
effective rate (a)                                          6.070%
                                                           ------

U.S. commercial
paper                       $448.3    $429.8                           $429.8     $448.3
weighted avg.
variable                       5.9%      6.6%
                            ------    ------

Multi-currency
revolving credit
facility                    $ 16.2                                  $   --        $ 16.2
effective rate                 5.6%
                            ======                                  ======        ======

(a) Effective fixed interest rate paid, as a result of settlement of forward interest rate swap at date of debt issuance.

(b) Effective fixed interest rate paid, as a result of extendable feature. Refer to Note 7 within Notes to Consolidated Financial Statements for further information.

INTEREST RATE SWAPS (millions)

                                                 Year of
                                                 maturity     Fair value
Instrument                                       --------   --------------
characteristics                                    2001      2000    1999
---------------                                  --------   ------  ------
Interest rate swap -             Notional amt.   $ 200.0      ($.4)  ($1.1)

pay variable/receive fixed -     Pay                 6.60%

hedge of existing debt issue     Receive             6.40%
                                                 --------

Interest rate swap -             Notional amt.   $ 400.0     ($2.2)  ($3.2)

pay variable/receive fixed -     Pay                 5.99%

hedge of existing debt issue     Receive             5.23%
                                                 --------

Interest rate swap -             Notional amt.   $ 100.0    $    --  $  --

pay fixed/receive variable -     Pay                 5.98%

hedge of future debt issue(a)    Receive             6.36%
                                                 --------

Interest rate swap -             Notional amt.   $ 975.0     ($26.9) $  --

pay fixed/receive variable -     Pay                 6.53%

hedge of future debt issue(a)    Receive             6.36%
                                                 --------

Interest rate swap -             Notional amt.   $ 425.0    $    .5  $  --

pay fixed/receive variable -     Pay                 6.13%

hedge of future debt issue(a)    Receive             6.36%
                                                 --------

(a) Forward-starting interest rate swaps which will be settled in conjunction with a future debt issuance in 2001.

PRICE RISK
The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. Primary exposures include corn, wheat, soybeans, soybean oil, sugar, and paperboard. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year. The fair values of commodity contracts held at year-end 2000 and 1999 were insignificant, and potential near-term changes in commodity prices were not expected to have a significant impact on the Company's future earnings or cash flows.

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



41