Form 10-K, Exhibit 13
period 2001-12-31
KELLOGG CO
filed 2002-03-25
CIK 55067

                                                                   EXHIBIT 13.01

                               TABLE OF CONTENTS

Management's Discussion and Analysis................................... 17

Selected Financial Data................................................ 26

Consolidated Financial Statements...................................... 27

Notes to Consolidated Financial Statements............................. 30

Report of Independent Accountants...................................... 43

Supplemental Financial Information..................................... 44

MANAGEMENT'S DISCUSSION AND ANALYSIS

KELLOGG COMPANY AND SUBSIDIARIES


RESULTS OF OPERATIONS

OVERVIEW

Kellogg Company is the world's leading producer of cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, meat alternatives, pie crusts, and ice cream cones. Kellogg products are manufactured in 19 countries and marketed in more than 160 countries around the world. The Company is managed in two major divisions - the United States and International - with International further delineated into Europe, Latin America, Canada, Australia, and Asia. This organizational structure is the basis of the operating segment data presented in this report.

During the first quarter of 2001, we completed our acquisition of Keebler Foods Company (the "Keebler acquisition"), making Kellogg Company a leader in the U.S. cookie and cracker categories. Primarily as a result of the Keebler contribution, 2001 net sales and operating profit increased significantly. Despite these increases, net earnings and earnings per share were down versus the prior year, due primarily to increased interest and tax expense related to the Keebler acquisition. We believe that these results reflect, in part, the significant amount of change which occurred at our company during 2001 and somewhat mask the progress we made in positioning our business for sustainable growth in 2002 and beyond. During 2001, we achieved three primary goals. First, we restored our competitiveness in the U.S. cereal category, as evidenced by our improved dollar share. Second, we increased our gross margin through pricing and mix improvements, which will help fund further marketing investment. Finally, our internal measure of "cash flow" (net cash provided from operating activities less expenditures for property additions) was the highest in our company's history.

In 2000, we achieved growth in net earnings and earnings per share, excluding charges, despite softness in our U.S. convenience foods business, higher energy prices and interest rates, weak foreign currencies, and inventory write-offs in Southeast Asia. We were able to more than offset these factors through manufacturing efficiencies, reduced advertising and overhead expenses, and recognition of benefits related to U.S. tax credits.

During 1999, we increased sales and achieved double-digit growth in net earnings and earnings per share, excluding charges. Volume gains in our Latin America, Australia, and Asia cereal markets; continued expansion of our global convenience foods business; and cost savings from ongoing streamlining and efficiency initiatives contributed significantly to these results.

The following items have been excluded from all applicable amounts presented in the "Results of operations" section for purposes of comparison among historical, current, and future periods:

- Subsequent to the acquisition of Keebler, we have incurred costs and experienced other financial impacts related to integration of the Keebler business, which reduced sales and operating profit during 2001.

- During 1999, 2000, and 2001, we reported restructuring charges in operating profit related to our "focus and align" strategy and other streamlining initiatives around the world.

- During 1999, we reported net disposition-related charges in earnings before income taxes attributable primarily to our sale of the Lender's Bagels business.

- During 2001, net earnings included an extraordinary loss related to extinguishment of long-term debt and a charge for the cumulative effect of an accounting change.


Reported results are reconciled to comparable results, as follows:

======================================================================================================
Net earnings (millions)                                                          Change vs. prior year
------------------------------------------------------------------------------------------------------
                                             2001        2000           1999         2001        2000
------------------------------------------------------------------------------------------------------
Reported consolidated results               $473.6      $587.7         $338.3       -19.4%      +73.7%
Integration impact                            46.2          --             --
Restructuring charges,
  net of credits                              20.5        64.2          156.4
Disposition-related charges                     --          --          111.5
Extraordinary loss                             7.4          --             --
Cumulative effect of
  accounting change                            1.0          --             --
------------------------------------------------------------------------------------------------------
Comparable consolidated results             $548.7      $651.9         $606.2       -15.8%      +7.5%
======================================================================================================

======================================================================================================
Net earnings per share                                                        Change vs. prior year
------------------------------------------------------------------------------------------------------
                                             2001        2000          1999         2001        2000
------------------------------------------------------------------------------------------------------
Reported diluted net earnings
  per share                                  $1.16       $1.45         $ .83        -20.0%     +74.7%
Dilution impact                                .01          --            --
------------------------------------------------------------------------------------------------------
Reported basic net earnings
  per share                                  $1.17       $1.45         $ .83
Integration impact                             .11          --            --
Restructuring charges,
  net of credits                               .05         .16           .40
Disposition-related charges                     --          --           .27
Extraordinary loss                             .02          --            --
Cumulative effect of
  accounting change                             --          --            --
------------------------------------------------------------------------------------------------------
Comparable consolidated results              $1.35       $1.61         $1.50        -16.1%      +7.3%
======================================================================================================

For 2001, the decrease in comparable earnings per share of $.26 was primarily the result of $.34 from incremental interest expense, $.18 from incremental amortization expense, $.17 from a higher effective tax rate, and $.07 from unfavorable foreign currency movements. This was offset by $.50 from business growth, which includes the results of the Keebler business.

For 2000, the increase in comparable earnings per share of $.11 consisted of $.02 from business growth and $.11 from favorable tax-rate movements, partially offset by $.02 from unfavorable foreign currency movements.

NET SALES AND OPERATING PROFIT

2001 COMPARED TO 2000

The following tables provide an analysis of net sales and operating profit performance for 2001 versus 2000:

========================================================================================================================
                                                                                 Other
                                   United                          Latin       operating                       Consoli-
(dollars in millions)              States           Europe        America        (d)           Corporate        dated
------------------------------------------------------------------------------------------------------------------------
2001 NET SALES                    $6,129.0        $1,363.1        $652.7        $708.5             --          $8,853.3
2000 NET SALES                    $4,067.4        $1,463.4        $626.7        $776.7          $20.5          $6,954.7
------------------------------------------------------------------------------------------------------------------------
% change - 2001 vs. 2000:
  Volume                               +.9%           -6.8%         +1.8%         -1.7%            --              -1.3%
  Pricing/mix                          -.7%           +4.6%         +3.1%           --             --              +1.2%
  Integration impact (a)               -.4%             --            --            --             --               -.3%
  Acquisitions &
    dispositions (b)                 +50.9%             --            --           +.6%            --             +29.9%
Foreign currency impact                 --            -4.7%          -.7%         -7.7%            --              -2.2%
------------------------------------------------------------------------------------------------------------------------
TOTAL CHANGE                         +50.7%           -6.9%         +4.2%         -8.8%            --             +27.3%
========================================================================================================================

========================================================================================================================
                                                                                   Other
                                    United                         Latin        operating                      Consoli-
(dollars in millions)               States         Europe         America           (d)        Corporate         dated
------------------------------------------------------------------------------------------------------------------------
2001 operating profit               $825.1         $245.8         $170.7          $101.6        ($175.3)       $1,167.9
2001 restructuring
  charges (c)                         29.5            (.2)           (.1)            1.4            2.7            33.3
Keebler amortization
  expense                             90.4             --             --              --             --            90.4
------------------------------------------------------------------------------------------------------------------------
2001 OPERATING PROFIT
  EXCLUDING RESTRUCTURING
  CHARGES AND KEEBLER
  AMORTIZATION
  EXPENSE                           $945.0         $245.6         $170.6          $103.0        ($172.6)       $1,291.6
------------------------------------------------------------------------------------------------------------------------
2000 operating profit               $744.2         $208.5         $146.5          $ 60.5        ($169.9)       $  989.8
2000 restructuring
  charges (c)                          2.0           26.7           14.6            28.7           14.5            86.5
------------------------------------------------------------------------------------------------------------------------
2000 OPERATING PROFIT
  EXCLUDING RESTRUCTURING
  CHARGES                           $746.2         $235.2         $161.1          $ 89.2        ($155.4)       $1,076.3
------------------------------------------------------------------------------------------------------------------------
% change - 2001 vs. 2000:
  Comparable business                 -5.1%          +9.9%          +5.3%          +24.6%          +7.1%           +2.5%
  Integration impact (a)              -9.0%            --             --              --           -5.0%           -6.9%
  Acquisitions &
    dispositions (b)                 +40.7%            --             --             +.5%            --           +28.2%
  Foreign currency impact               --           -5.5%          +.6%            -9.6%         -13.2%           -3.8%
------------------------------------------------------------------------------------------------------------------------
TOTAL CHANGE                        +26.6%           +4.4%          +5.9%          +15.5%         -11.1%          +20.0%
========================================================================================================================


(a) Trade inventory reductions, asset write-offs, accelerated depreciation expense, and incremental costs related to integration of Keebler business. Refer to "Keebler acquisition" section, pages 20-21, for further information.

(b) Includes results for applicable portion of the year from Keebler Foods Company, acquired in March 2001; Kashi Company, acquired in June 2000; and The Healthy Snack People business, an Australian convenience foods operation, acquired in July 2000.

(c) Refer to "Restructuring charges" section, pages 20-21, for further information.

(d)      Includes Canada, Australia, and Asia.


On a comparable business basis, consolidated net sales for 2001 were essentially flat (volume decline of 1.3% partially offset by pricing/mix improvement of 1.2%), as a 4% increase in U.S. cereal sales to the retail channel was offset by declines in U.S. snack sales and in all international segments except Latin America and Canada. The decline in U.S. snack sales was due primarily to our product rationalization initiative and postponed innovation and marketing support during the integration of this business into the Keebler direct store door (DSD) delivery system. The decline in international sales was driven by the discontinuation of our private-label program in Germany and continued cereal category softness in the United Kingdom and Australia.

On a comparable business basis, consolidated operating profit for 2001 was up 2.5%. Increased profitability in international businesses offset the impact of the comparable sales declines discussed above, as well as the impact of increased marketing investment in the U.S. cereal business and additional sales force hiring and training costs in the United States.

The impact of Keebler integration activities ("integration impact") reduced growth in consolidated operating profit by approximately 7% during 2001. This integration impact consisted primarily of 1) the sales and gross profit effect of lowering trade inventories to transfer our snack foods to Keebler's DSD system, 2) direct costs for employee incentive and retention programs, employee separation and relocation benefits, and consulting contracts, and 3) impairment and accelerated depreciation of software assets being abandoned due to the conversion of our U.S. business to the SAP system. We estimate that these activities reduced net sales by $17.8 million, increased cost of goods sold by $5.6 million, and increased selling, general, and administrative expense by $51.0 million, for a total 2001 operating profit reduction of $74.4 million.

The inclusion of the Keebler business in consolidated results increased our net sales by approximately 29% and operating profit (excluding Keebler amortization expense and restructuring charges) by approximately 28% versus the prior year. Assuming we had owned Keebler during the comparable prior-year period, 2001 consolidated net sales (excluding foreign currency and integration impacts) would have been approximately even with the prior year. Similarly, operating profit (excluding Keebler amortization expense, restructuring charges, foreign currency, and integration impacts) would have increased approximately 4%. Keebler's net sales for full-year 2001 (excluding Kellogg snacks integrated into the DSD system) decreased approximately 1% versus the prior year, primarily as a result of our product rationalization initiative, exit of various non-strategic custom manufacturing contracts, and postponement of new product introductions during the integration process.

2000 COMPARED TO 1999

The following tables provide an analysis of net sales and operating profit performance for 2000 versus 1999:

=====================================================================================================================
                                                                                 Other
                                      United                      Latin         operating                   Consoli-
(dollars in millions)                 States         Europe       America          (c)        Corporate       dated
---------------------------------------------------------------------------------------------------------------------
2000 NET SALES                       $4,067.4       $1,463.4       $626.7        $776.7        $20.5       $6,954.7
1999 NET SALES                       $4,014.1       $1,614.4       $567.0        $788.8          (.1)      $6,984.2
---------------------------------------------------------------------------------------------------------------------
% change - 2000 vs. 1999:
  Volume                                  +.3%           -.8%        +7.7%         +1.4%          --            +.9%
  Pricing/mix                             -.6%          +1.4%        +4.7%          -.4%          --            +.2%
  Acquisitions &
    dispositions (a)                     +1.6%            --           --           +.5%          --           +1.0%
Foreign currency impact                    --          -10.0%        -1.9%         -3.0%          --           -2.5%
---------------------------------------------------------------------------------------------------------------------
TOTAL CHANGE                             +1.3%          -9.4%       +10.5%         -1.5%          --            -.4%
=====================================================================================================================

=====================================================================================================================
                                                                                 Other
                                        United                    Latin         operating                   Consoli-
(dollars in millions)                   States       Europe       America          (c)        Corporate        dated
---------------------------------------------------------------------------------------------------------------------
2000 operating profit                  $744.2         $208.5       $146.5         $60.5       ($169.9)      $  989.8
2000 restructuring
  charges (b)                             2.0           26.7         14.6          28.7          14.5           86.5
---------------------------------------------------------------------------------------------------------------------
2000 OPERATING PROFIT
  EXCLUDING RESTRUCTURING
  CHARGES                              $746.2         $235.2       $161.1         $89.2       ($155.4)      $1,076.3
---------------------------------------------------------------------------------------------------------------------
1999 operating profit                  $605.1         $201.7       $139.6         $89.1       ($206.7)      $  828.8
1999 restructuring
  charges (b)                           197.9           22.4          1.7           4.6          18.0          244.6
---------------------------------------------------------------------------------------------------------------------
1999 OPERATING PROFIT
  EXCLUDING RESTRUCTURING
  CHARGES                              $803.0         $224.1       $141.3         $93.7       ($188.7)      $1,073.4
---------------------------------------------------------------------------------------------------------------------
% change - 2000 vs. 1999:
  Comparable business                    -5.9%         +14.0%       +16.0%         -1.8%         +6.8%          +1.8%
  Acquisitions &
    dispositions (a)                     -1.2%            --           --          +1.1%           --            -.9%
  Foreign currency impact                  --           -9.1%        -2.0%         -4.1%        +10.9%           -.6%
---------------------------------------------------------------------------------------------------------------------
TOTAL CHANGE                             -7.1%          +4.9%       +14.0%         -4.8%        +17.7%           +.3%
=====================================================================================================================


(a) Includes results for applicable portion of the year from Kashi Company, acquired in June 2000, the Healthy Snack People business, an Australian convenience foods operation, acquired in July 2000; Worthington Foods, Inc., acquired in November 1999; and the Lenders Bagels business, divested in November 1999.

(b) Refer to "Restructuring charges" section, pages 20-21, for further information.

(c)      Includes Canada, Australia, and Asia.

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

Contributing significantly to this operating profit decline was approximately $14 million in aged inventory write-offs and related expenses in Southeast Asia as management initiated restructuring actions to refocus certain Asian markets on sustainable growth.

MARGIN PERFORMANCE

Margin performance (excluding restructuring charges and 2001 integration impact) was:

================================================================================
                                                    Change vs. prior year (pts)
--------------------------------------------------------------------------------
                                   2001       2000      1999      2001     2000
--------------------------------------------------------------------------------
Gross margin                       53.5%      52.2%     52.4%     +1.3     -.2
--------------------------------------------------------------------------------
SGA% as reported (a)               39.1%      36.7%     37.0%
Keebler amortization impact        -1.0%        --        --
--------------------------------------------------------------------------------
SGA% excluding
  Keebler amortization             38.1%      36.7%     37.0%     -1.4     +.3
--------------------------------------------------------------------------------
Operating margin excluding
  Keebler amortization             15.4%      15.5%     15.4%     -.1      +.1
================================================================================

(a) Selling, general, and administrative expense as a percentage of net sales.


For 2001, the gross margin improvement was attributable to sales of higher-margin Keebler products, cereal price increases in the United States and Europe, and efforts to improve our global sales mix. The gross margin improvement was offset by an increase in SGA%, resulting in an operating margin comparable to the prior year. The higher SGA% was attributable principally to expenditures for marketing programs, U.S. sales force expansion, and improved employee performance incentives.

For 2000, the gross margin was relatively flat versus the prior year, as higher costs of production for Worthington and other new products, aged inventory write-offs in Southeast Asia, and increased energy costs offset productivity gains and lower employee benefit costs. The decrease in SGA% versus the prior year was due primarily to reduced advertising and overhead expenses.

INTEREST EXPENSE

For 2001, gross interest expense, prior to amounts capitalized, increased significantly versus the prior year, due primarily to interest expense on debt issued late in the first quarter to finance the Keebler acquisition. (Refer to the "Liquidity and capital resources" section beginning on page 23 for further information.)

For 2000, gross interest expense was up versus the prior year, due primarily to an increase in short-term interest rates.

================================================================================
(dollars in millions)                                     Change vs. prior year
--------------------------------------------------------------------------------
                                 2001       2000       1999      2001      2000
--------------------------------------------------------------------------------
Reported interest expense       $351.5     $137.5     $118.8
  Amounts capitalized              2.9        5.6        8.4
--------------------------------------------------------------------------------
Gross interest expense          $354.4     $143.1     $127.2    +147.7%   +12.5%
================================================================================


Primarily as a result of the full-year impact of Keebler acquisition related debt, we expect reported 2002 interest expense to increase by approximately $60 million versus the 2001 level.

INCOME TAXES

For 2001, the consolidated effective tax rate increased significantly over the prior year, primarily as a result of the impact of the Keebler acquisition on nondeductible goodwill and the level of U.S. tax on 2001 foreign subsidiary earnings. Additionally, the 2000 effective tax rate was unusually low, due to the recognition of $33 million in tax credits. Of these credits, $9 million was recorded based on completing studies with respect to U.S. research and experimentation credits for prior years. The remaining $24 million related primarily to utilization of U.S. foreign tax credit carryforwards. Reduced statutory rates in the United Kingdom, Australia, and Germany also contributed to the lower effective income tax rate in 2000 as compared to 1999.

As a result of our adoption of Statement of Financial Accounting Standards
(SFAS) No. 142 on January 1, 2002 (refer to "Significant accounting policies" section beginning on page 24), goodwill amortization expense - and the resulting impact on the effective income tax rate - will be eliminated in post-2001 years. Thus, we expect the 2002 effective income tax rate to return to historical levels of approximately 37%.


================================================================================
Effective income tax rate                            Change vs. prior year (pts)
--------------------------------------------------------------------------------
                                     2001     2000      1999      2001     2000
--------------------------------------------------------------------------------
Comparable (a)                       40.0%    31.7%     36.2%     +8.3     -4.5
--------------------------------------------------------------------------------
As reported                          40.1%    32.3%     37.0%     +7.8     -4.7
================================================================================

(a) Excludes restructuring and disposition-related charges. Refer to sections beginning on pages 20 and 22.

The variance in the reported rates (as compared to the rates excluding the impact of restructuring and disposition-related charges) relates primarily to the disposition of nondeductible goodwill in 1999 and certain restructuring charges in all years for which no tax benefit was provided, based on management's assessment of the likelihood of recovering such benefit in future years.

OTHER INCOME (EXPENSE), NET

Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales. Other income (expense), net for 2000 includes a credit of approximately $12 million related to the 1999 sale of the Lender's Bagels business. The total amount consists of approximately $9 million for disposal of assets associated with the business which were not purchased by Aurora Foods Inc. (refer to "Dispositions" section on page 22) and approximately $3 million for final working capital settlement with Aurora.

RESTRUCTURING CHARGES

During the past several years, we have commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure and align resources with our growth strategy. The incremental costs of these programs have been reported during these years as restructuring charges. Specifically, during 2000, we adopted a "focus and align" strategy that emphasizes a stricter prioritization for resource allocation to the United States and our other core markets. In conjunction with this strategy, the Company was reorganized from four operating areas into two divisions - U.S. and International. As a result, we initiated restructuring actions around the world to support this strategy and organization, including staff reductions in our global supply chain and innovation organization, rationalization of international convenience foods capacity, and restructuring of various non-core markets to improve return on investment. These initiatives resulted in restructuring charges during both 2000 and 2001. For the periods presented, operating profit includes restructuring charges for streamlining initiatives, as follows:

================================================================================
(millions, except per share data)                2001        2000         1999
--------------------------------------------------------------------------------
Restructuring charges                            $48.3       $86.5       $244.6
Credits for reserve adjustments                  (15.0)         --           --
--------------------------------------------------------------------------------
Net charges                                      $33.3       $86.5       $244.6
--------------------------------------------------------------------------------
After-tax impact                                 $20.5       $64.2       $156.4
--------------------------------------------------------------------------------
Net earnings per share impact                    $ .05       $ .16       $  .40
================================================================================

The 2001 charges of $48.3 million are related to preparing Kellogg for the Keebler integration and continued actions supporting our focus and align strategy. Specific initiatives included a headcount reduction of about 30 in our U.S. and global management, rationalization of product offerings and other actions to combine the Kellogg and Keebler logistics systems, and further reductions in convenience foods capacity in Southeast Asia. Approximately two-thirds of the charges were comprised of asset write-offs with the remainder consisting of employee separation benefits and other cash costs. As a result of actions during 2000 and 2001 related to our focus and align strategy, in 2001 we realized approximately $45 million from cost reductions and elimination of operating losses. Savings from Keebler integration-related initiatives have contributed to the total estimate of acquisition-related synergies (refer to "Keebler acquisition" section beginning on page 21).

The 2001 credits of $15.0 million result from adjustments to various restructuring and asset disposal reserves. With numerous multi-year streamlining initiatives nearing completion in late 2001, we conducted an assessment of post-2001 reserve needs, resulting in net reductions of $8.8 million for cash outlays and $6.2 million for asset disposals. (Asset disposal reserves are reported within Property, net, on the Consolidated Balance Sheet.) The reduction in cash outlays relates primarily to lower-than-anticipated employee severance and asset removal expenditures, and higher-than-anticipated asset sale proceeds.

The 2000 charges of $86.5 million consist of $65.2 million for actions supporting our focus and align strategy and $21.3 million for a supply chain efficiency initiative in Europe. Approximately one-half of the charges for the focus and align program were comprised of asset write-offs with the remainder consisting primarily of cash costs associated with involuntary employee separation programs. Approximately 500 salaried and hourly positions were eliminated, primarily during the fourth quarter of 2000. The charges for the European supply chain program were comprised principally of voluntary employee retirement and separation benefits. This program resulted in hourly and salaried headcount reductions totaling 190 during 2000 and generated approximately $13 million in annual pretax savings in 2001.

The 1999 charges consist of $193.2 million for closing the South Operations portion of the Company's Battle Creek, Michigan, cereal plant; $32.7 million for workforce reduction initiatives around the world; and $18.7 million, primarily for manufacturing equipment write-offs related to previously closed or impaired facilities in various locations. Approximately one-half of the charges for the South Operations closing were comprised of asset write-offs, with the remainder consisting primarily of cash costs for employee retirement and separation benefits, equipment removal, and building demolition. Approximately 525 hourly and salaried positions at the Battle Creek plant were eliminated by the end of the first quarter of 2000 through a combination of voluntary and involuntary separation programs. These actions resulted in annual pretax savings of approximately $30 million in 2000 and a further $10 million in 2001, for a total 2001 benefit of $40 million. The charges for workforce reduction initiatives were comprised principally of employee retirement and separation benefit costs for elimination of approximately 325 employee positions in Europe, Latin America, Australia, and Asia during 1999. These initiatives generated approximately $15 million of pretax savings during 1999, and a further $10 million in pretax savings in 2000, for a total 2000 benefit of $25 million.

Incremental pretax savings achieved from all streamlining initiatives (except those associated with the Keebler integration) by year, and the relative impact on captions within the Consolidated Statement of Earnings, are:

================================================================================
                                                       Relative impact on
                                               ---------------------------------
                            Incremental         Cost of
(dollars in millions)      pretax savings      goods sold         SGA(a)
--------------------------------------------------------------------------------
1999                           $125                10%              90%
2000                             50                80%              20%
2001                             75                50%              50%
================================================================================

(a) Selling, general, and administrative expense.


Total cash outlays incurred or expected for streamlining initiatives by year are:

================================================================================
(millions)
--------------------------------------------------------------------------------
1999                                    $69
2000                                     68
2001                                     35
2002 expected                            10
================================================================================

As a result of the Keebler acquisition, we assumed $14.9 million of reserves for severance and facility closures related to Keebler's ongoing restructuring and acquisition-related synergy initiatives. Approximately $5 million of those reserves were utilized in 2001, with the remainder being attributable primarily to noncancelable lease obligations extending through 2006.

Refer to Note 3 within Notes to Consolidated Financial Statements for information on the components of the restructuring charges by initiative, as well as reserve balances remaining at December 31, 2001, 2000, and 1999.

KEEBLER ACQUISITION

On March 26, 2001, we completed our acquisition of Keebler Foods Company ("Keebler") in a transaction entered into with Keebler and with Flowers Industries, Inc., the majority shareholder of Keebler. Keebler, headquartered in Elmhurst, Illinois, ranks second in the United States in the cookie and cracker categories and has the third largest food direct store door (DSD) delivery system in the United States.

Under the purchase agreement, we paid $42 in cash for each common share of Keebler or approximately $3.65 billion, including $66 million of related acquisition costs. We also assumed $208 million in obligations to cash out employee and director stock options, resulting in a total cash outlay for Keebler stock of approximately $3.86 billion. Additionally, we assumed $696 million of Keebler debt, bringing the total value of the transaction to $4.56 billion. Of the debt assumed, $560 million was refinanced on the acquisition date.

The acquisition was accounted for under the purchase method and was financed through a combination of short-term and long-term debt. The assets and liabilities of the acquired business were included in the consolidated balance sheet as of March 31, 2001. For purposes of consolidated reporting during 2001, Keebler's interim results of operations were reported for the periods ended March 24, 2001, June 16, 2001, October 6, 2001, and December 29, 2001.
Therefore, Keebler results from the date of acquisition to June 16, 2001, were included in the Company's second quarter 2001 results.

Related to this acquisition, we recorded $90.4 million of intangible amortization expense during 2001 ($76.5 million after tax) and would have recorded approximately $121 million ($102 million after tax) in 2002. As a result of our adoption of SFAS No. 142 on January 1, 2002 (refer to "Significant accounting policies" section beginning on page 24), this amortization expense will be eliminated in post-2001 years.

As of December 31, 2001, the purchase price allocation included $92.9 million of liabilities related to our plans to exit certain activities and operations of the acquired company ("exit liabilities"), comprised of Keebler employee severance and relocation, contract cancellation, and facility closure costs (refer to Note 2 within Notes to Consolidated Financial Statements for further information). Cash outlays related to these exit plans were $28 million in 2001 and are projected to be approximately $54 million in 2002, with the remaining amounts spent principally during 2003.

Exit plans implemented thus far include separation of approximately 90 Keebler administrative employees and the closing of a bakery in Denver, Colorado, eliminating approximately 440 employee positions. During June 2001, the Company communicated plans to transfer portions of Keebler's Grand Rapids, Michigan, bakery production to other plants in the United States during the next 12 months. As a result, approximately 140 employee positions have been eliminated, primarily through a voluntary retirement program. During October 2001, the Company communicated plans to consolidate and expand Keebler's ice cream cone production operation in Chicago, Illinois, which will result in the closure of one facility at this location during 2002.

As discussed in the "Results of operations" section on page 18, during 2001 we incurred integration-related costs for consolidation of Kellogg and Keebler employee organizations, computer systems, manufacturing capacity, and distribution systems. We also recognized impairment losses and accelerated depreciation on software assets being abandoned due to the conversion of our U.S. business to the SAP system. Additionally, during the second quarter of 2001, sales and operating profit were impacted negatively by a reduction in trade inventories preceding the transfer of our snack foods to Keebler's DSD system. These financial impacts reduced 2001 operating profit by $74.4 million. While the 2002 operating profit impact of continuing integration activity is currently expected to be insignificant, actual results will depend on various factors, primarily the timing of completion of planned supply chain and information technology initiatives. These activities and other actions are expected to result in Keebler-related pretax annual cost savings of approximately $170 million by 2003, with supply chain initiatives expected to generate the bulk of these savings.

OTHER ACQUISITIONS

During 2000, we paid cash for several business acquisitions. In January, we purchased certain assets and liabilities of the Mondo Baking Company Division of Southeastern Mills, Inc., a convenience foods manufacturing operation, for approximately $93 million, including related acquisition costs. In June, we acquired the outstanding stock of Kashi Company, a U.S. natural foods company, for approximately $33 million, including related acquisition costs. In July, we purchased certain assets and liabilities of The Healthy Snack People business, an Australian convenience foods operation, for approximately $12 million, including related acquisition costs.

In November 1999, we purchased the outstanding common stock of Worthington Foods, Inc. for approximately $300 million in cash, including related acquisition costs. Additionally, we assumed approximately $50 million of Worthington debt, bringing the total value of the acquisition to $350 million. Worthington Foods, Inc. is a leader in the manufacturing and marketing of soy protein-based meat alternatives and other healthful foods.

DISPOSITIONS

During November 1999, we sold certain assets and liabilities of the Lender's Bagels business to Aurora Foods Inc. for $275 million in cash. As a result of this transaction, we recorded a pretax charge of $178.9 million ($119.3 million after tax or $.29 per share). This charge included approximately $57 million for disposal of other assets associated with the Lender's business, which were not purchased by Aurora. Disposal of these other assets was completed during 2000. The original reserve of $57 million exceeded actual losses from asset sales and related disposal costs by approximated $9 million. This amount was recorded as a credit to other income (expense), net during 2000.

During July 1999, we sold our 51% interest in a United Kingdom corn milling operation to Cargill Inc., which owned the remaining 49%. As a result of this sale, we recorded a pretax gain of $10.4 million ($7.8 million after tax or $.02 per share).

In total, we recorded net disposition-related charges of $168.5 million ($111.5 million after tax or $.27 per share) during 1999.

EURO CONVERSION

On January 1, 1999, eleven European countries (Germany, France, Spain, Italy, Ireland, Portugal, Finland, Luxembourg, Belgium, Austria, and the Netherlands) implemented a single currency zone, the Economic and Monetary Union (EMU). The new currency, the Euro, has become the official currency of the participating countries. The Euro existed alongside the old national currencies during a transition period from January 1, 1999, to January 1, 2002. During this period, entities within participating countries were required to complete changes that enable them to transact in the Euro.

In early 1998, we formed a task force to monitor EMU developments, evaluate the impact of the Euro conversion on our operations, and develop and execute action plans, as necessary. Required business strategy, system, and process changes within our European region have been successfully completed, and business is being transacted in Euros with all relevant suppliers and customers.

As a result of our successful implementation of Euro-based processes, internal business risks previously faced by our company have been substantially eliminated. However, we will continue to face external marketplace risk throughout 2002 related to potential competitor and supplier pricing actions, and possible changes in customer and consumer purchasing behavior. Additionally, the Euro has weakened against the U.S. Dollar and British Pound since introduction and needs to be observed over a longer time period before conclusions can be drawn on the currency's long-term strength.

LIQUIDITY AND CAPITAL RESOURCES

For 2001, net cash provided by operating activities was $1.13 billion, up $251.1 million from the prior-year amount of $880.9 million. The increase was due primarily to favorable core working capital (trade receivables, inventory, and trade payables) trends, with average core working capital representing 8.3% of net sales, versus the year-ago level of 10.3%.

Due to the factors discussed above, our measure of 2001 full-year "cash flow" (net cash provided from operating activities less expenditures for property additions) of $855.5 million increased significantly from the 2000 level of $650.0 million. We expect 2002 "cash flow" to be less than the 2001 level, reduced in part, by cash outlays related to Keebler exit plans (refer to "Keebler acquisition" section beginning on page 21), increased employee performance incentive payments, increased interest payments, and a slowing in the pace of further core working capital improvements.

Net cash used in investing activities was $4.14 billion, up from $379.3 million in 2000, as a result of the Keebler acquisition. Expenditures for property additions were $276.5 million, which represented 3.1% of net sales compared with 3.3% in 2000. We believe full-year 2002 expenditures will be slightly less than the 2001 level.

Net cash provided by financing activities was $3.04 billion, related primarily to issuance of $4.6 billion of long-term debt instruments to finance the Keebler acquisition, net of $1.6 billion of long-term debt retirements. The debt retirements consisted primarily of $400 million of Extendable Notes due February 2001, $500 million of Euro Dollar Notes due August 2001, and $676.2 million of Notes previously held by Keebler Foods Company.

In February 2001, we paid holders $11.6 million (in addition to the principal amount and accrued interest) to extinguish $400 million of Extendable Notes prior to the extension date. Thus, during the first quarter of 2001, we reported an extraordinary loss, net of tax, of $7.4 million.

On March 29, 2001, we issued $4.6 billion of long-term debt instruments primarily to finance the Keebler acquisition. Initially, these instruments were privately placed, or sold outside the United States, in reliance on exemptions from registration under the Securities Act of 1933, as amended (the "1933 Act"). We then exchanged new debt securities for these initial debt instruments, with the new debt securities being substantially identical in all respects to the initial debt instruments, except for being registered under the 1933 Act.

In conjunction with this issuance, we settled $1.9 billion notional amount of forward-starting interest rate swaps for approximately $88 million in cash. The swaps effectively fixed a portion of the interest rate on an equivalent amount of debt prior to issuance. The swaps were designated as cash flow hedges pursuant to SFAS No. 133 (refer to Note 12 within Notes to Consolidated Financial Statements for further information). As a result, the loss on settlement (net of tax benefit) of $56 million was recorded in other comprehensive income, and is being amortized to interest expense over periods of 5 to 30 years. As a result of this amortization expense, as well as discount on the debt, the overall effective interest rate on the total $4.6 billion long-term debt issuance was approximately 6.75% during 2001.

In November 2001, a subsidiary of the Company issued $375 million of five-year 4.49% fixed rate U.S. Dollar Notes to replace other maturing debt. These Notes are guaranteed by the Company and mature $75 million per year over the five-year term. These Notes, which were privately placed, contain standard warranties, events of default, and covenants. They also require the maintenance of a specified amount of consolidated net worth and a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. In conjunction with this issuance, the subsidiary of the Company entered into a $375 million notional US$ / Pound Sterling currency swap, which effectively converted this debt into a 5.302% fixed rate Pound Sterling obligation for the duration of the five-year term.

In order to provide additional short-term liquidity in connection with the Keebler acquisition, we entered into a 364-Day Credit Agreement, which was renewed in January 2002, and a Five-Year Credit Agreement, which expires in January 2006. The 364-day agreement permits the Company or certain subsidiaries to borrow up to $950 million. The five-year agreement permits the Company or certain subsidiaries to borrow up to $1.15 billion (or certain amounts in foreign currencies). These agreements require the maintenance of a specified amount of consolidated net worth and a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. These credit facilities were unused at December 31, 2001.

Our company has no material off-balance sheet financing arrangements or transactions with structured finance or special purpose entities. Our off-balance sheet commitments are generally limited to future payments under noncancelable operating leases totaling $268 million at December 31, 2001 (refer to Note 6 within Notes to Consolidated Financal Statements for further information). In addition, our Keebler subsidiary is guarantor on approximately $13 million of loans for approximately 400 independent contractors for the purchase of DSD route franchises.

Despite the substantial amount of debt incurred to finance the Keebler acquisition, we believe that we will be able to meet our interest and principal repayment obligations and maintain our debt covenants for the foreseeable future, while still meeting our operational needs through our strong cash flow, our program of issuing commercial paper, and maintaining credit facilities on a global basis.

The Company's significant long-term debt issues do not contain acceleration of maturity clauses that are dependent on credit ratings. A change in the Company's credit ratings could limit its access to the U.S. commercial paper market and/or increase the cost of refinancing long-term debt in the future. However, even under these circumstances, the Company would continue to have access to its aforementioned credit facilities which are in amounts sufficient to cover the outstanding commercial paper balance and debt principal repayments through 2003.

In October 2001, we filed a registration statement with the SEC, which subsequently became effective and allows Kellogg Company and certain business trusts to issue $2.0 billion of debt or equity securities from time to time.

SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are discussed in Note 1 of Notes to Consolidated Financial Statements. Our critical accounting policies, which require significant judgments and estimates, are generally limited to those governing the amount and timing of recognition of consumer promotional expenditures and the assessment of the carrying value of intangible assets including goodwill under SFAS No. 121 for the periods presented. Our promotional activities are conducted either through the retail trade or directly with consumers and involve in-store displays; feature price discounts on our products; consumer coupons, contests, and loyalty programs; and similar activities. The costs of these activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual redemptions are normally insignificant and recognized as a change in management estimate in a subsequent period. However, as the Company's total promotional expenditures represented nearly 25% of 2001 net sales, the likelihood exists of materially different reported results if different assumptions or conditions were to prevail. Our assessment of the carrying value of intangible assets including goodwill is based upon our projection of future cash flows associated with these assets. Projections of future cash flows are dependent upon management estimates of future results. These estimates are made using various techniques including historical data, current and anticipated market conditions, management plans, and values realized by other consumer product companies in merger or sale transactions. At December 31, 2001, intangible assets, net, were $5.1 billion.

Following is a discussion of recently issued pronouncements that will affect our Company beginning in 2002.

REVENUE MEASUREMENT

Beginning January 1, 2002, we have applied the consensus reached by the Emerging Issues Task Force of the FASB in Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." Under this consensus, generally, cash consideration is to be classified as a reduction of revenue, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration. Non-cash consideration is to be classified as a cost of sales. Upon application of this consensus, prior-period financial statements should be reclassified to comply with this guidance.

This guidance is applicable to Kellogg Company in several ways. First, it applies to payments we make to our customers (the retail trade) primarily for conducting consumer promotional activities, such as in-store display and feature price discounts on our products. Second, it applies to discount coupons and other cash redemption offers that we provide directly to consumers at the point of sale. Third, it applies to promotional items such as toys that are inserted in or attached to our product packages ("package inserts"). Consistent with industry practice, we had historically classified these items as promotional expenditures within selling, general, and administrative expense (SGA), and had generally recognized the cost as the related revenue was earned.

As a result of applying this consensus, we will reclassify promotional payments to our customers and the cost of consumer coupons and other cash redemption offers from SGA to net sales. We will reclassify the cost of package inserts from SGA to cost of goods sold. We believe that consolidated net sales could be reduced up to 15% in 2002, with approximately 95% of this impact reflected in the U.S. operating segment. Consolidated cost of goods sold could be increased by approximately 1.5%. SGA will be reduced correspondingly such that net earnings will not be affected.

Restated consolidated and total U.S. net sales for 1997-2001 are as follows:

================================================================================
                              Consolidated               U.S. operating segment
                         -----------------------      --------------------------
(millions)               Original      Restated        Original        Restated
--------------------------------------------------------------------------------
2001                     $8,853.3      $7,548.4        $6,129.0        $4,889.4
2000                      6,954.7       6,086.7         4,067.4         3,263.6
1999                      6,984.2       6,156.5         4,014.1         3,247.5
1998                      6,762.1       6,110.5         3,858.0         3,256.6
1997                      6,830.1       6,282.9         3,922.2         3,427.1
================================================================================


BUSINESS COMBINATIONS

We adopted SFAS No. 141 "Business Combinations" on July 1, 2001, and SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. Both of these standards provide guidance on how companies account for acquired businesses and related disclosure issues.

Chief among the provisions of these standards are 1) elimination of the "pooling of interest" method for transactions initiated after June 30, 2001, 2) elimination of amortization of goodwill and "indefinite-lived" intangible assets effective for Kellogg Company on January 1, 2002, and 3) annual impairment testing and potential loss recognition for goodwill and non-amortized intangible assets, also effective for the Company on January 1, 2002. Goodwill impairment testing first requires a comparison between the carrying value and fair value of a reporting unit, including goodwill allocated to it. If carrying value exceeds fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between carrying value and implied fair value of goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination. Impairment testing for non-amortized intangibles requires a comparison between the fair value and carrying value of the intangible asset. If carrying value exceeds fair value, the intangible is considered impaired and is reduced to fair value.

Transitional impairment tests of goodwill and non-amortized intangibles are also performed upon adoption of SFAS No. 142, with any recognized impairment loss reported as the cumulative effect of an accounting change in the first period of adoption. We have completed these transitional tests and will not be recognizing any impairment losses upon adoption of SFAS No. 142.

Regarding the elimination of goodwill and indefinite-lived intangible amortization, this change will be made prospectively upon adoption of SFAS No. 142 on January 1, 2002. Prior-period financial results will not be restated. However, comparative earnings information for prior periods will be disclosed. Substantially all of our total after-tax amortization expense will be eliminated under these new guidelines. Before impact of these new standards, total after-tax amortization expense in 2002 would have been approximately $110-$115 million.

ACCOUNTING FOR LONG-LIVED ASSETS

We adopted SFAS No. 144 "Accounting for Impairment or Disposal of Long-lived Assets" on January 1, 2002. This Standard will generally be effective for the Company on a prospective basis.

SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. Significant changes include 1) establishing criteria beyond those previously specified in existing literature for determining when a long-lived asset is held for sale, and 2) requiring that the depreciable life of a long-lived asset to be abandoned is revised. These provisions could be expected to have the general effect of reducing or delaying recognition of future impairment losses on assets to be disposed, offset by higher depreciation expense during the remaining holding period. However, we do not expect the adoption of this standard to have a significant impact on our 2002 financial results. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than only a segment of a business).

FORWARD-LOOKING STATEMENTS

Our Management's Discussion and Analysis contains "forward-looking statements" with projections concerning, among other things, our strategy and plans; integration activities, costs, and savings related to the Keebler acquisition; cash outlays and savings related to restructuring actions; the impact of accounting changes; our ability to meet interest and debt principal repayment obligations; effective income tax rate; amortization expense; cash flow; property addition expenditures; and interest expense. Forward-looking statements include predictions of future results or activities and may contain the words "expect," "believe," "will," "will deliver," "anticipate," "project," "should," or words or phrases of similar meaning. Our actual results or activities may differ materially from these predictions. In particular, future results or activities could be affected by factors related to the Keebler acquisition, including integration problems, failures to achieve savings, unanticipated liabilities, and the substantial amount of debt incurred to finance the acquisition, which could, among other things, hinder our ability to adjust rapidly to changing market conditions, make us more vulnerable in the event of a downturn, and place us at a competitive disadvantage relative to less-leveraged competitors. In addition, our future results could be affected by a variety of other factors, including:

-        competitive conditions in our markets;

-        marketing spending levels and pricing actions of competitors;

- the impact of competitive conditions, marketing spending, and/or incremental pricing actions on actual volumes and product mix;

-        effectiveness of advertising and marketing spending or programs;

-        the success of new product introductions;

-        the availability of and interest rates on short-term financing;

- the levels of spending on systems initiatives, properties, business opportunities, integration of acquired businesses, and other general and administrative costs;

-        commodity price and labor cost fluctuations;

-        changes in consumer preferences;

-        changes in U.S. or foreign regulations affecting the food industry;

- expenditures necessary to carry out restructuring initiatives and savings derived from these initiatives;

- U.S. and foreign economic conditions, including currency rate fluctuations; and,

- business disruption from terrorist acts or our nation's response to them.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them.

KELLOGG COMPANY AND SUBSIDIARIES

SELECTED FINANCIAL DATA

(millions, except per share data and number of employees)


=================================================================================================================================
                                                                  2001          2000         1999          1998           1997
---------------------------------------------------------------------------------------------------------------------------------
OPERATING TRENDS
Net sales                                                     $ 8,853.3      $6,954.7      $6,984.2      $6,762.1      $6,830.1
Gross profit as a % of net sales                                   53.4%         52.2%         52.4%         51.5%         52.1%
Depreciation                                                      331.0         275.6         273.6         261.8         272.0
Amortization                                                      107.6          15.0          14.4          16.3          15.3
Advertising expense                                               519.2         604.2         674.1         695.3         780.4
R&D expense                                                       110.2         118.4         104.1         121.9         106.1
Operating profit (a)                                            1,167.9         989.8         828.8         895.1       1,009.1
Operating profit, excluding charges                             1,201.2       1,076.3       1,073.4         965.6       1,193.2
Operating profit, excluding charges, as a % of net sales           13.6%         15.5%         15.4%         14.3%         17.5%
Interest expense                                                  351.5         137.5         118.8         119.5         108.3
Earnings before extraordinary loss and
cumulative effect of accounting change (a) (b):                   482.0         587.7         338.3         502.6         564.0
Average shares outstanding (basic)                                406.1         405.6         405.2         407.8         414.1
Earnings per share before extraordinary loss and
  cumulative effect of accounting change (a) (b):
  Basic                                                            1.19          1.45           .83          1.23          1.36
  Diluted                                                          1.18          1.45           .83          1.23          1.36
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOW TRENDS
Net cash provided from operating activities                   $ 1,132.0      $  880.9      $  795.2      $  719.7      $  879.8
Capital expenditures                                              276.5         230.9         266.2         373.9         312.4
Net cash provided from operating activities
  reduced by capital expenditures                                 855.5         650.0         529.0         345.8         567.4
Net cash used in investing activities                          (4,143.8)       (379.3)       (244.2)       (398.0)       (329.3)
Net cash provided from (used in) financing activities           3,040.2        (441.8)       (527.6)       (358.3)       (607.3)
Interest coverage ratio (c)                                         4.7           9.9          11.5          10.4          13.7
---------------------------------------------------------------------------------------------------------------------------------
CAPITAL STRUCTURE TRENDS
Total assets                                                  $10,368.6      $4,886.0      $4,808.7      $5,051.5      $4,877.6
Property, net                                                   2,952.8       2,526.9       2,640.9       2,888.8       2,773.3
Short-term debt                                                   595.6       1,386.3         521.5         621.5         579.8
Long-term debt                                                  5,619.0         709.2       1,612.8       1,614.5       1,415.4
Shareholders' equity                                              871.5         897.5         813.2         889.8         997.5
---------------------------------------------------------------------------------------------------------------------------------
SHARE PRICE TRENDS
Stock price range                                             $   25-34      $  21-32      $  30-42      $  30-50      $  32-50
Cash dividends per common share                                   1.010          .995           .96           .92           .87
---------------------------------------------------------------------------------------------------------------------------------
Number of employees                                              26,424        15,196        15,051        14,498        14,339
=================================================================================================================================


(a) Operating profit for 2001 includes restructuring charges, net of credits, of $33.3 ($20.5 after tax or $.05 per share). Operating profit for 2000 includes restructuring charges of $86.5 ($64.2 after tax or $.16 per share). Operating profit for 1999 includes restructuring charges of $244.6 ($156.4 after tax or $.40 per share). Earnings before extraordinary loss and cumulative effect of accounting change for 1999 include disposition- related charges of $168.5 ($111.5 after tax or $.27 per share). Operating profit for 1998 includes restructuring charges of $70.5 ($46.3 after tax or $.12 per share). Operating profit for 1997 includes restructuring charges of $161.1 and asset impairment losses of $23.0 ($140.5 after tax or $.34 per share). Refer to Management's Discussion and Analysis on pages 17-25 and Notes 2 and 3 within Notes to Consolidated Financial Statements for further explanation of charges for years 1999-2001.

(b) Earnings before extraordinary loss and cumulative effect of accounting change for 2001 exclude the effect of a charge of $7.4 after tax ($.02 per share) for extinguishment of debt and a charge of $1.0 after tax to adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". Earnings before extraordinary loss and cumulative effect of accounting change for 1997 exclude the effect of a charge of $18.0 after tax ($.04 per share) to write off business process reengineering costs in accordance with guidance issued by the Emerging Issues Task Force of the FASB.

(c) Interest coverage ratio is calculated based on operating profit excluding charges [refer to note (a)], depreciation, and amortization divided by interest expense.

KELLOGG COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EARNINGS

Year ended December 31,
================================================================================================================
(millions, except per share data)                                   2001                2000             1999
----------------------------------------------------------------------------------------------------------------
NET SALES                                                         $8,853.3            $6,954.7         $6,984.2
---------------------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                                 4,128.5             3,327.0          3,325.1
Selling, general, and administrative expense                       3,523.6             2,551.4          2,585.7
Restructuring charges                                                 33.3                86.5            244.6
----------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                  $1,167.9            $  989.8         $  828.8
----------------------------------------------------------------------------------------------------------------
Interest expense                                                     351.5               137.5            118.8
Disposition-related charges                                             --                  --            168.5
Other income (expense), net                                          (12.3)               15.4             (4.8)
----------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES, EXTRAORDINARY LOSS, AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE                          $  804.1            $  867.7         $  536.7
Income taxes                                                         322.1               280.0            198.4
----------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY LOSS AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE                          $  482.0            $  587.7         $  338.3
----------------------------------------------------------------------------------------------------------------
Extraordinary loss (net of tax)                                       (7.4)                 --               --
Cumulative effect of accounting change (net of tax)                   (1.0)                 --               --
----------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                      $  473.6            $  587.7         $  338.3
----------------------------------------------------------------------------------------------------------------
PER SHARE AMOUNTS:
  Earnings before extraordinary loss and cumulative
  effect of accounting change           Basic                     $   1.19            $   1.45         $    .83
                                        Diluted                       1.18                1.45              .83
  Net earnings                          Basic                         1.17                1.45              .83
                                        Diluted                       1.16                1.45              .83
================================================================================================================


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

====================================================================================================================================
                                                                                        Accumulated
                        Common stock      Capital in                Treasury stock        other           Total           Total
                      ----------------    excess of    Retained    ----------------    comprehensive   shareholders'   comprehensive
(millions)            shares    amount    par value    earnings    shares    amount       income          equity          income
------------------------------------------------------------------------------------------------------------------------------------
Balance, January
 1, 1999              415.3     $103.8     $105.0      $1,367.7     10.3    ($394.3)     ($292.4)       $ 889.8
Net earnings                                              338.3                                           338.3          $ 338.3
Dividends                                                (388.7)                                         (388.7)
Other
 comprehensive
  income                                                                                   (39.0)         (39.0)           (39.0)
Stock options
 exercised
  and other              .2                   (.5)          (.1)     (.3)      13.4                        12.8
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER
 31, 1999             415.5     $103.8     $104.5      $1,317.2     10.0    ($380.9)     ($331.4)       $ 813.2          $ 299.3
                                                                                                                         -----------
Net earnings                                              587.7                                           587.7            587.7
Dividends                                                (403.9)                                         (403.9)
Other
 comprehensive
  income                                                                                  (103.9)        (103.9)          (103.9)
Stock options
 exercised
  and other                                  (2.5)                   (.2)       6.9                         4.4
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER
 31, 2000             415.5     $103.8     $102.0      $1,501.0      9.8    ($374.0)     ($435.3)       $ 897.5          $ 483.8
                                                                                                                         -----------
Net earnings                                              473.6                                           473.6            473.6
Dividends                                                (409.8)                                         (409.9)
Other
 comprehensive
  income                                                                                  (116.1)        (116.1)          (116.1)
Stock options
 exercised
  and other                                 (10.5)          (.1)    (1.0)      36.9                        26.4
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER
 31, 2001             415.5     $103.8     $ 91.5      $1,564.7      8.8    ($337.1)     ($551.4)       $ 871.5          $ 357.5
====================================================================================================================================


Refer to Notes to Consolidated Financial Statements.

KELLOGG COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE  SHEET

At December 31,
==============================================================================================
(millions, except share data)                                           2001            2000
----------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                           $   231.8        $  204.4
Accounts receivable, net                                                762.3           685.3
Inventories                                                             574.5           443.8
Other current assets                                                    333.4           283.6
----------------------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                              $ 1,902.0        $1,617.1
----------------------------------------------------------------------------------------------
PROPERTY, NET                                                         2,952.8         2,526.9

OTHER ASSETS                                                          5,513.8           742.0
----------------------------------------------------------------------------------------------
  TOTAL ASSETS                                                      $10,368.6        $4,886.0
==============================================================================================
CURRENT LIABILITIES
Current maturities of long-term debt                                $    82.3        $  901.1
Notes payable                                                           513.3           485.2
Accounts payable                                                        577.5           388.2
Other current liabilities                                             1,034.5           707.8
----------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                         $ 2,207.6        $2,482.3
----------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                        5,619.0           709.2
OTHER LIABILITIES                                                     1,670.5           797.0
SHAREHOLDERS' EQUITY
Common stock, $.25 par value, 1,000,000,000 shares authorized
  Issued: 415,451,198 shares in 2001 and 415,451,198 in 2000            103.8           103.8
Capital in excess of par value                                           91.5           102.0
Retained earnings                                                     1,564.7         1,501.0
Treasury stock at cost:
  8,840,028 shares in 2001 and 9,812,543 shares in 2000                (337.1)         (374.0)
Accumulated other comprehensive income                                 (551.4)         (435.3)
----------------------------------------------------------------------------------------------
  TOTAL SHAREHOLDERS' EQUITY                                        $   871.5        $  897.5
----------------------------------------------------------------------------------------------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                        $10,368.6        $4,886.0
==============================================================================================


Refer to Notes to Consolidated Financial Statements.

KELLOGG COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS


Year ended December 31,
================================================================================================================
(millions)                                                                  2001           2000          1999
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                            $    473.6      $  587.7      $  338.3
Items in net earnings not requiring (providing) cash:
  Depreciation and amortization                                              438.6         290.6         288.0
  Deferred income taxes                                                       71.5          (1.4)        (60.5)
  Restructuring charges, net of cash paid                                     31.2          62.5         220.1
  Disposition-related charges                                                   --            --         168.5
  Other                                                                      (66.0)         (1.2)         65.7
Pension and other postretirement benefit contributions                       (76.3)        (84.3)        (78.1)
Changes in operating assets and liabilities                                  259.4          27.0        (146.8)
----------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED FROM OPERATING ACTIVITIES                           $  1,132.0      $  880.9      $  795.2
----------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to properties                                                    ($276.5)      ($230.9)      ($266.2)
Acquisitions of businesses                                                (3,858.0)       (137.2)       (298.2)
Dispositions of businesses                                                      --            --         291.2
Property disposals                                                            10.1           4.8          36.6
Other                                                                        (19.4)        (16.0)         (7.6)
----------------------------------------------------------------------------------------------------------------
  NET CASH USED IN INVESTING ACTIVITIES                                  ($4,143.8)      ($379.3)      ($244.2)
----------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net increase (reduction) of notes payable, with maturities
  less than or equal to 90 days                                            ($154.0)     $  290.5       ($410.8)
Issuances of notes payable, with maturities greater than 90 days             549.6           3.5         292.1
Reductions of notes payable, with maturities greater than 90 days           (365.6)       (331.6)        (19.0)
Issuances of long-term debt                                                5,001.4            --            --
Reductions of long-term debt                                              (1,608.4)         (4.8)        (14.1)
Net issuances of common stock                                                 26.4           4.5          12.9
Cash dividends                                                              (409.8)       (403.9)       (388.7)
Other                                                                           .6            --            --
----------------------------------------------------------------------------------------------------------------
  NET CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES                 $  3,040.2       ($441.8)      ($527.6)
----------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                       (1.0)         (6.0)         (9.2)
----------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                   $     27.4      $   53.8      $   14.2
Cash and cash equivalents at beginning of year                               204.4         150.6         136.4
----------------------------------------------------------------------------------------------------------------
  CASH AND CASH EQUIVALENTS AT END OF YEAR                              $    231.8      $  204.4      $  150.6
================================================================================================================

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

GOODWILL AND OTHER INTANGIBLE ASSETS

For the periods presented, intangible assets are amortized on a straight-line basis over the estimated periods benefited, generally 40 years for goodwill and periods ranging from 5 to 40 years for other intangible assets. The realizability of goodwill and other intangibles is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. Evaluation is based on undiscounted cash flow projections over the remaining life of the asset. An excess of carrying value over cash flows would result in recognition of an impairment loss. The amount of the loss would be based on the difference between carrying value and fair value of the asset, as measured by market comparables or discounted cash flows in the absence of market data. The Company will be adopting new accounting policies in this area, effective January 1, 2002, as discussed under the "Recently issued pronouncements" caption that follows.

REVENUE RECOGNITION

The Company recognizes sales upon delivery of its products to customers net of applicable provisions for discounts, returns, and allowances.

ADVERTISING

The costs of advertising are generally expensed as incurred.

STOCK COMPENSATION

The Company follows Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options and other stock-based compensation. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. As permitted, the Company has elected to adopt the disclosure provisions only of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Refer to Note 8 for further information.

DERIVATIVES AND HEDGING TRANSACTIONS

The Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. This statement requires that all derivative instruments be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Upon adoption, the Company reported a charge to earnings of $1.0 million (net of tax benefit of $.6 million) and a charge to other comprehensive income of $14.9 million (net of tax benefit of $8.6 million) in order to recognize the fair value of derivative instruments as either assets or liabilities on the balance sheet. The charge to earnings relates to the component of the derivative instruments' net loss that has been excluded from the assessment of hedge effectiveness. Refer to Note 12 for further information.

For periods prior to 2001, the Company accounted for derivatives and hedging transactions in a manner similar to the provisions of SFAS No. 133, except that
1) unrealized gains and losses related to hedges of forecasted transactions were deferred as assets or liabilities rather than in other comprehensive income, and 2) the fair values of certain financial derivatives such as interest rate swaps were carried off-balance sheet.

RECENTLY ISSUED PRONOUNCEMENTS

REVENUE MEASUREMENT

Beginning January 1, 2002, the Company has applied the consensus reached by the Emerging Issues Task Force of the FASB in Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." Under this consensus, generally, cash consideration is to be classified as a reduction of revenue, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration. Non-cash consideration is to be classified as a cost of sales. Upon application of this consensus, prior-period financial statements should be reclassified to comply with this guidance.

This guidance is applicable to Kellogg Company in several ways. First, it applies to payments made by the Company to its customers (the retail trade) primarily for conducting consumer promotional activities, such as in-store display and feature price discounts on the Company's products. Second, it applies to discount coupons and other cash redemption offers that the Company provides directly to consumers at the point of sale. Third, it applies to promotional items such as toys that the Company inserts in or attaches to its product packages ("package inserts"). Consistent with industry practice, the Company has historically classified these items as promotional expenditures within selling, general, and administrative expense (SGA), and has generally recognized the cost as the related revenue was earned.

As a result of applying this consensus, the Company will reclassify promotional payments to its customers and the cost of consumer coupons and other cash redemption offers from SGA to net sales. The Company will reclassify the cost of package inserts from SGA to cost of goods sold. Management believes that consolidated net sales could be reduced up to 15% in 2002, with approximately 95% of this impact reflected in the U.S. operating segment. Consolidated cost of goods sold could be increased by approximately 1.5%. SGA will be reduced correspondingly such that net earnings will not be affected.

Restated consolidated and total U.S. net sales for 1997-2001 are as follows:

                    Consolidated           U.S. operating segment
-----------------------------------------------------------------
(millions)     Original     Restated     Original      Restated
-----------------------------------------------------------------
      2001    $8,853.3      $7,548.4     $6,129.0      $4,889.4
      2000     6,954.7       6,086.7      4,067.4       3,263.6
      1999     6,984.2       6,156.5      4,014.1       3,247.5
      1998     6,762.1       6,110.5      3,858.0       3,256.6
      1997     6,830.1       6,282.9      3,922.2       3,427.1

BUSINESS COMBINATIONS

The Company adopted SFAS No. 141 "Business Combinations" on July 1, 2001, and SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. Both of these standards provide guidance on how companies account for acquired businesses and related disclosure issues.

Chief among the provisions of these standards are 1) elimination of the "pooling of interest" method for transactions initiated after June 30, 2001, 2) elimination of amortization of goodwill and "indefinite-lived" intangible assets effective for Kellogg Company on January 1, 2002, and 3) annual impairment testing and potential loss recognition for goodwill and non-amortized intangible assets, also effective for the Company on January 1, 2002. Goodwill impairment testing first requires a comparison between the carrying value and fair value of a reporting unit, including goodwill allocated to it. If carrying value exceeds fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between carrying value and implied fair value of goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination. Impairment testing for non-amortized intangibles requires a comparison between the fair value and carrying value of the intangible asset. If carrying value exceeds fair value, the intangible is considered impaired and is reduced to fair value.

Transitional impairment tests of goodwill and non-amortized intangibles are also performed upon adoption of SFAS No. 142, with any recognized impairment loss reported as the cumulative effect of an accounting change in the first period of adoption. The Company has completed these transitional tests and will not be recognizing any impairment losses upon adoption of SFAS No. 142.

Regarding the elimination of goodwill and indefinite-lived intangible amortization, this change will be made prospectively upon adoption of SFAS No. 142 on January 1, 2002. Prior-period financial results will not be restated. However, comparative earnings information for prior periods will be disclosed. Substantially all of the Company's total after-tax amortization expense will be eliminated under these new guidelines. Before impact of these new standards, total after-tax amortization expense in 2002 would have been approximately $110-$115 million.

ACCOUNTING FOR LONG-LIVED ASSETS

The Company adopted SFAS No. 144 "Accounting for Impairment or Disposal of Long-lived Assets" on January 1, 2002. This standard will generally be effective for the Company on a prospective basis.

SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. Significant changes include 1) establishing criteria beyond those previously specified in existing literature for determining when a long-lived asset is held for sale, and 2) requiring that the depreciable life of a long-lived asset to be abandoned is revised. These provisions could be expected to have the general effect of reducing or delaying recognition of future impairment losses on assets to be disposed, offset by higher depreciation expense during the remaining holding period. However, management does not expect the adoption of this standard to have a significant impact on the Company's 2002 financial results. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than only a segment of a business).

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

NOTE 2  ACQUISITIONS AND DISPOSITIONS

KEEBLER ACQUISITION

On March 26, 2001, the Company completed its acquisition of Keebler Foods Company ("Keebler") in a transaction entered into with Keebler and with Flowers Industries, Inc., the majority shareholder of Keebler. Keebler, headquartered in Elmhurst, Illinois, ranks second in the United States in the cookie and cracker categories and has the third largest food direct store door (DSD) delivery system in the United States.

Under the purchase agreement, the Company paid $42 in cash for each common share of Keebler or approximately $3.65 billion, including $66 million of related acquisition costs. The Company also assumed $208 million in obligations to cash out employee and director stock options, resulting in a total cash outlay for Keebler stock of approximately $3.86 billion. Additionally, the Company assumed $696 million of Keebler debt, bringing the total value of the transaction to $4.56 billion. Of the debt assumed, $560 million was refinanced on the acquisition date.

The acquisition was accounted for under the purchase method and was financed through a combination of short-term and long-term debt. The assets and liabilities of the acquired business were included in the consolidated balance sheet as of March 31, 2001. For purposes of consolidated reporting during 2001, Keebler's interim results of operations were reported for the periods ended March 24, 2001, June 16, 2001, October 6, 2001, and December 29, 2001.
Therefore, Keebler results from the date of acquisition to June 16, 2001, were included in the Company's second quarter 2001 results.

As of December 31, 2001, the components of intangible assets included in the allocation of purchase price are presented in the following table. During 2001, these intangibles were amortized based on an estimated useful life of 40 years. As a result of the Company's adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1), these intangibles will no longer be amortized after 2001, but will be subject to annual impairment reviews. The process of finalizing valuations of assets and obligations that existed as of the acquisition date is virtually complete. However, management's estimate of "exit liabilities" (discussed below) could change as plans for exit of certain activities and functions of Keebler are refined during the first quarter of 2002, thus impacting the amount of residual goodwill attributable to this acquisition.

(millions)
---------------------------------------------------------------
Trademarks and tradenames                              $1,310.0
Direct store door (DSD) delivery system                   590.0
Goodwill                                                2,918.3
---------------------------------------------------------------
                                                       $4,818.3

As of December 31, 2001, the purchase price allocation included $92.9 million of liabilities related to management's plans to exit certain activities and operations of the acquired company ("exit liabilities"), as presented in the table below. Cash outlays related to these exit plans are projected to be approximately $54 million in 2002, with the remaining amounts spent principally during 2003.

                                         EMPLOYEE                  LEASE & OTHER    FACILITY
                                         SEVERANCE    EMPLOYEE       CONTRACT       CLOSURE
(MILLIONS)                               BENEFITS    RELOCATION   TERMINATION       COSTS     TOTAL
-----------------------------------------------------------------------------------------------------
Total reserve at March 26, 2001:
        Original estimate                  $59.3       $ 8.6           $12.3         $10.4      $90.6
        Purchase accounting
        adjustments                          4.4          .5            (2.0)          (.6)       2.3
-----------------------------------------------------------------------------------------------------
        Adjusted                           $63.7       $ 9.1           $10.3         $ 9.8      $92.9
Amounts utilized during 2001               (22.8)       (1.8)           (1.0)         (2.4)     (28.0)
-----------------------------------------------------------------------------------------------------
Remaining reserve at December 31, 2001     $40.9       $ 7.3           $ 9.3         $ 7.4      $64.9


Exit plans implemented thus far include separation of approximately 90 Keebler administrative employees and the closing of a bakery in Denver, Colorado, eliminating approximately 440 employee positions. During June 2001, the Company communicated plans to transfer portions of Keebler's Grand Rapids, Michigan, bakery production to other plants in the United States during the next 12 months. As a result, approximately 140 employee positions have been eliminated, primarily through a voluntary retirement program. During October 2001, the Company communicated plans to consolidate and expand Keebler's ice cream cone production operation in Chicago, Illinois, which will result in the closure of one facility at this location during 2002.

The following table includes the unaudited pro forma combined results as if Kellogg Company had acquired Keebler Foods Company as of the beginning of either 2001 or 2000, instead of March 26, 2001.


(millions, except per share data)                        2001           2000
----------------------------------------------------------------------------
Net sales                                           $ 9,500.1      $ 9,650.0
Earnings before extraordinary loss
    and cumulative effect of accounting change      $   438.1      $   518.3
Net earnings                                        $   429.7      $   518.3
Net earnings per share (basic and diluted)          $    1.06      $    1.28

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

OTHER ACQUISITIONS

During 2000, the Company paid cash for several business acquisitions. In January, the Company purchased certain assets and liabilities of the Mondo Baking Company Division of Southeastern Mills, Inc., a convenience foods manufacturing operation, for approximately $93 million, including related acquisition costs. In June, the Company acquired the outstanding stock of Kashi Company, a U.S. natural foods company, for approximately $33 million, including related acquisition costs. In July, the Company purchased certain assets and liabilities of The Healthy Snack People business, an Australian convenience foods operation, for approximately $12 million, including related acquisition costs.

In November 1999, the Company purchased the outstanding common stock of Worthington Foods, Inc. for approximately $300 million in cash, including related acquisition costs. Additionally, the Company assumed approximately $50 million of Worthington debt, bringing the total value of the acquisition to $350 million. Worthington Foods, Inc. is a leader in the manufacturing and marketing of soy protein-based meat alternatives and other healthful foods. The acquisition was accounted for as a purchase and was financed through short-term borrowings. The purchase price allocation included trademarks and tradenames of $100 million and residual goodwill of $190 million. Through December 31, 2001, these intangibles were amortized based on an estimated useful life of 40 years. As of result of the Company's adoption of SFAS No. 142 on January 1, 2002, (refer to Note 1), these intangibles will no longer be amortized after 2001, but will be subject to annual impairment reviews. The unaudited pro forma combined historical results, as if Worthington Foods, Inc. had been acquired at the beginning of 1999, are estimated to be: net sales-$7,130.1 million; net earnings-$323.6 million; net earnings per share- $.80. The pro forma results include amortization of the intangibles presented above and interest expense on debt assumed issued to finance the purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of 1999, nor are they necessarily indicative of future consolidated results.

DISPOSITIONS

During November 1999, the Company sold certain assets and liabilities of the Lender's Bagels business to Aurora Foods Inc. for $275 million in cash. As a result of this transaction, the Company recorded a pretax charge of $178.9 million ($119.3 million after tax or $.29 per share). This charge included approximately $57 million for disposal of other assets associated with the Lender's business, which were not purchased by Aurora. Disposal of these other assets was completed during 2000. The original reserve of $57 million exceeded actual losses from asset sales and related disposal costs by approximated $9 million. This amount was recorded as a credit to other income (expense), net during 2000.

During July 1999, the Company sold its 51% interest in a United Kingdom corn milling operation to Cargill Inc., which owned the remaining 49%. As a result of this sale, the Company recorded a pretax gain of $10.4 million ($7.8 million after tax or $.02 per share).

In total, the Company recorded net disposition-related charges of $168.5 million ($111.5 million after tax or $.27 per share) during 1999.

NOTE 3 RESTRUCTURING CHARGES

During the past several years, management has commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure and align resources with the Company's growth strategy. The incremental costs of these programs have been reported during these years as restructuring charges. Specifically, during 2000, management adopted a "focus and align" strategy that emphasizes a stricter prioritization for resource allocation to the United States and the Company's other core markets. In conjunction with this strategy, the Company was reorganized from four operating areas into two divisions - U.S. and International. As a result, management initiated restructuring actions around the world to support this strategy and organization, including staff reductions in its global supply chain and innovation organization, rationalization of international convenience foods capacity, and restructuring of various non-core markets to improve return on investment. These initiatives resulted in restructuring charges during both 2000 and 2001. For the periods presented, operating profit includes restructuring charges for streamlining initiatives, as follows:


(millions, except per share data)          2001           2000          1999
----------------------------------------------------------------------------
Restructuring charges                  $   48.3       $   86.5      $  244.6
Credits for reserve adjustments           (15.0)            --            --
----------------------------------------------------------------------------
Net charges                            $   33.3       $   86.5      $  244.6
----------------------------------------------------------------------------
After-tax impact                       $   20.5       $   64.2      $  156.4
----------------------------------------------------------------------------
Net earnings per share impact          $    .05       $    .16      $    .40

The 2001 charges of $48.3 million are related to preparing Kellogg for the Keebler integration and continued actions supporting the Company's focus and align strategy. Specific initiatives included a headcount reduction of about 30 in U.S. and global Company management, rationalization of product offerings and other actions to combine the Kellogg and Keebler logistics systems, and further reductions in convenience foods capacity in Southeast Asia. Approximately two-thirds of the charges were comprised of asset write-offs with the remainder consisting of employee separation benefits and other cash costs.

The 2001 credits of $15.0 million result from adjustments to various restructuring and asset disposal reserves. With numerous multi-year streamlining initiatives nearing completion in late 2001, management conducted an assessment of post-2001 reserve needs, which resulted in net reductions of $8.8 million for cash outlays and $6.2 million for asset disposals. (Asset disposal reserves are reported within Property, net, on the Consolidated Balance Sheet.) The reduction in cash outlays relates primarily to lower-than-anticipated employee severance and asset removal expenditures, and higher-than-anticipated asset sale proceeds.

The 2000 charges of $86.5 million consist of $65.2 million for actions supporting the Company's focus and align strategy and $21.3 million for a supply chain efficiency initiative in Europe. Approximately one-half of the charges for the focus and align program were comprised of asset write-offs with the remainder consisting primarily of cash costs associated with involuntary em-ployee separation programs. Approximately 500 salaried and hourly positions were eliminated, primarily during the fourth quarter of 2000. The charges for the European supply chain program were comprised principally of voluntary employee retirement and separation benefits. This program resulted in hourly and salaried headcount reductions totaling 190 during 2000.

The 1999 charges consist of $193.2 million for closing the South Operations portion of the Company's Battle Creek, Michigan, cereal plant; $32.7 million for workforce reduction initiatives around the world; and $18.7 million, primarily for manufacturing equipment write-offs related to previously closed or impaired facilities in various locations. Approximately one-half of the charges for the South Operations closing were comprised of asset write-offs, with the remainder consisting primarily of cash costs for employee retirement and separation benefits, equipment removal, and building demolition. Approximately 525 hourly and salaried positions at the Battle Creek plant were eliminated by the end of the first quarter of 2000 through a combination of voluntary and involuntary separation programs. The charges for workforce reduction initiatives were comprised principally of employee retirement and separation benefit costs for elimination of approximately 325 employee positions in Europe, Latin America, Australia, and Asia during 1999.

Total cash outlays incurred or expected for streamlining initiatives by year are:

(millions)
--------------------------------
1999                         $69
2000                         68
2001                         35
2002 expected                10

As a result of the Keebler acquisition, we assumed $14.9 million of reserves for severance and facility closures related to Keebler's ongoing restructuring and acquisition-related synergy initiatives. Approximately $5 million of those reserves were utilized in 2001, with the remainder being attributable primarily to noncancelable lease obligations extending through 2006.

The components of the restructuring charges by initiative, as well as reserve balances remaining at December 31, 2001, 2000, and 1999, were:

                                    EMPLOYEE
U.S. OPERATIONAL                   RETIREMENT
STREAMLINING                       AND SEVERANCE     ASSET           ASSET          OTHER
(millions)                          BENEFITS (a)   WRITE-OFFS       REMOVAL         COSTS (c)     TOTAL
----------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1998              $    --        $     --         $   8.5          $ --        $     8.5
1999 restructuring charges             55.5           108.4            28.2           1.1            193.2
Amounts utilized during 1999          (34.1)         (108.4)           (8.6)         (1.1)          (152.2)
----------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1999              $  21.4        $     --         $  28.1          $ --        $    49.5
Amounts utilized during 2000          (20.0)             --           (17.4)           --            (37.4)
----------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 2000              $   1.4        $     --         $  10.7          $ --        $    12.1
2001 restructuring credits             (1.1)           (1.1)            (.8)           --             (3.0)
Amounts utilized during 2001            (.3)            1.1            (8.2)           --             (7.4)
----------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 2001              $    --        $     --         $   1.7          $ --        $     1.7

                                    EMPLOYEE
                                   RETIREMENT
PAN-EUROPEAN                          AND
REORGANIZATION                      SEVERANCE      ASSET        ASSET        OTHER
(millions)                         BENEFITS (a)  WRITE-OFFS    REMOVAL       COSTS (c)     TOTAL
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1998 (b)             $ 1.8         $  --         ($1.4)       $  --         $  .4
1999 restructuring charges           10.9          10.9            .6           --          22.4
Amounts utilized during 1999        (10.0)        (10.9)          (.4)          --         (21.3)
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1999 (b)             $ 2.7         $  --         ($1.2)       $  --         $ 1.5
2000 restructuring charges           19.6            --            --          1.7          21.3
Amounts utilized during 2000        (21.3)           --           1.2         (1.7)        (21.8)
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 2000                 $ 1.0         $  --         $  --        $  --         $ 1.0
Amounts utilized during 2001         (1.0)           --            --           --          (1.0)
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 2001                 $  --         $  --         $  --        $  --         $  --

                                    EMPLOYEE
                                   RETIREMENT
AUSTRALIAN PLANT                      AND
PRODUCTIVITY PROGRAM                SEVERANCE      ASSET        ASSET        OTHER
(millions)                           BENEFITS    WRITE-OFFS    REMOVAL       COSTS (c)     TOTAL
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1998                 $2.6           $ --          $1.6         $ --          $4.2
1999 restructuring charges           1.5             .2           (.4)          .1           1.4
Amounts utilized during 1999        (1.0)           (.2)          (.6)         (.1)         (1.9)
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1999                 $3.1           $ --          $ .6         $ --          $3.7
Amounts utilized during 2000        (3.1)            --           (.6)          --          (3.7)
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 2000                 $ --           $ --          $ --         $ --          $ --




                                    EMPLOYEE
NORTH AMERICAN                     RETIREMENT
OVERHEAD ACTIVITY                    AND
ANALYSIS                           SEVERANCE      ASSET        ASSET        OTHER
(millions)                          BENEFITS (a)  WRITE-OFFS    REMOVAL       COSTS (c)     TOTAL
-------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1998                 $34.4         $  --        $ 2.9        $  --          $37.3
1999 restructuring charges            5.5            --          1.1          4.5           11.1
Amounts utilized during 1999        (35.7)           --         (3.0)        (4.5)         (43.2)
-------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1999                 $ 4.2         $  --        $ 1.0        $  --          $ 5.2
Amounts utilized during 2000         (3.1)           --          (.5)          --           (3.6)
-------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 2000                 $ 1.1         $  --        $  .5        $  --          $ 1.6
Amounts utilized during 2001          (.8)           --          (.3)          --           (1.1)
-------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 2001                 $  .3         $  --        $  .2        $  --          $  .5

                                    EMPLOYEE
                                   RETIREMENT
GLOBAL STRATEGY                      AND
REALIGNMENT (d)                    SEVERANCE      ASSET        ASSET        OTHER
(millions)                         BENEFITS (a)  WRITE-OFFS    REMOVAL       COSTS (c)     TOTAL
------------------------------------------------------------------------------------------------
2000 restructuring charges          $25.7         $29.9        $ 7.3        $ 2.3          $65.2
Amounts utilized during 2000         (5.9)        (29.9)        (1.6)        (2.3)         (39.7)
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 2000                 $19.8         $  --        $ 5.7        $  --          $25.5
2001 restructuring charges,
  net of credits                      6.9          28.6          1.0          (.2)          36.3
Amounts utilized during 2001        (20.6)        (28.6)        (5.1)          .2          (54.1)
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 2001                 $ 6.1         $  --        $ 1.6        $  --          $ 7.7


                                    EMPLOYEE
                                   RETIREMENT
                                     AND
ALL OTHER                          SEVERANCE      ASSET        ASSET        OTHER
(millions)                         BENEFITS    WRITE-OFFS    REMOVAL       COSTS (c)     TOTAL
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1998                 $  .8         $  --        $  .3        $  --          $ 1.1
1999 restructuring charges            4.8          11.7           --           --           16.5
Amounts utilized during 1999         (5.6)        (11.7)         (.3)          --          (17.6)
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1999                 $  --         $  --        $  --        $  --          $  --

                                     EMPLOYEE
                                    RETIREMENT
                                       AND
CONSOLIDATED                        SEVERANCE      ASSET        ASSET        OTHER
(millions)                          BENEFITS (a)  WRITE-OFFS    REMOVAL       COSTS (c)     TOTAL
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1998                 $39.6         $  --        $11.9        $  --          $51.5
1999 restructuring charges           78.2         131.2         29.5          5.7          244.6
Amounts utilized during 1999        (86.4)        (131.2)      (12.9)        (5.7)         (236.2)
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 1999                 $31.4         $  --        $28.5        $  --          $59.9
2000 restructuring charges           45.3          29.9          7.3          4.0           86.5
Amounts utilized during 2000        (53.4)        (29.9)       (18.9)        (4.0)         (106.2)
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 2000                 $23.3         $  --        $16.9        $  --          $40.2
2001 restructuring charges,
  net of credits                      5.8          27.5           .2          (.2)          33.3
Amounts utilized during 2001        (22.7)        (27.5)       (13.6)          .2          (63.6)
------------------------------------------------------------------------------------------------
Remaining reserve at
  December 31, 2001                 $ 6.4         $  --        $ 3.5        $  --          $ 9.9

-----------

(a) Includes net (gains) or losses from pension and postretirement health care curtailment and special termination benefits as follows (Refer to Notes 9 and 10):

                                    2001       2000       1999
--------------------------------------------------------------
U.S. operational streamlining        $--         $ --     $ 32
Pan-European reorganization           --            5       --
North American overhead
activity analysis                     --           --        4
Global strategy realignment           (2)           3       --
--------------------------------------------------------------
Consolidated                         ($2)        $  8     $ 36

------------

(b) Negative removal reserves in Europe result from netting of anticipated proceeds from asset sales with removal costs.

(c) Consist primarily of program-related non-exit costs incurred during the period of the reported charge.

(d) Includes initiatives related to preparing Kellogg for the Keebler integration.

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

NOTE 5 EQUITY

EARNINGS PER SHARE

Basic net earnings per share is determined by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per share is similarly determined, except that the denominator is increased to include the number of additional common shares that would have been outstanding if all dilutive potential common shares had been issued. Dilutive potential common shares are comprised principally of employee stock options issued by the Company. Basic net earnings per share is reconciled to diluted net earnings per share as follows:


                                          EARNINGS BEFORE
                                         EXTRAORDINARY LOSS
                                           AND CUMULATIVE       AVERAGE         NET
                                              EFFECT OF         SHARES        EARNINGS
(millions, except per share data)         ACCOUNTING CHANGE   OUTSTANDING     PER SHARE
---------------------------------------------------------------------------------------
2001
       Basic                                 $   482.0         406.1         $   1.19
       Dilutive employee stock options            --             1.1             (.01)
-------------------------------------------------------------------------------------
       Diluted                               $   482.0         407.2         $   1.18
=====================================================================================
2000
       Basic                                 $   587.7         405.6         $   1.45
       Dilutive employee stock options            --              .2               --
-------------------------------------------------------------------------------------
       Diluted                               $   587.7         405.8         $   1.45
=====================================================================================
1999
       Basic                                 $   338.3         405.2         $    .83
       Dilutive employee stock options            --              .5               --
-------------------------------------------------------------------------------------
       Diluted                               $   338.3         405.7         $    .83
=====================================================================================


COMPREHENSIVE INCOME

Comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to shareholders. Comprehensive income for the periods presented consists of net earnings, minimum pension liability adjustments (refer to Note 9), unrealized gains and losses on cash flow hedges pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", and foreign currency translation adjustments pursuant to SFAS No. 52 "Foreign Currency Translation" as follows:


                                                                     TAX
                                                    PRETAX         (EXPENSE)      AFTER-TAX
(millions)                                          AMOUNT          BENEFIT        AMOUNT
-------------------------------------------------------------------------------------------
2001
Net earnings                                                                      $  473.6
Other comprehensive income:
  Foreign currency
     translation adjustments                        ($  60.4)      $   --           (60.4)
 Cash flow hedges:
     Unrealized gain (loss)
       on cash flow hedges                             (86.3)          31.9         (54.4)
     Reclassification to net earnings                    8.8           (3.3)          5.5
 Minimum pension liability adjustments                  (9.8)           3.0          (6.8)
-----------------------------------------------------------------------------------------
                                                    ($ 147.7)      $   31.6        (116.1)
-----------------------------------------------------------------------------------------
Total comprehensive income                                                       $  357.5
=========================================================================================

                                                                     TAX
                                                    PRETAX         (EXPENSE)      AFTER-TAX
(millions)                                          AMOUNT          BENEFIT        AMOUNT
------------------------------------------------------------------------------------------
2000
Net earnings                                                                   $   587.7
Other comprehensive income:
 Foreign currency
     translation adjustments                        ($   97.4)      $    --        (97.4)
 Minimum pension liability
     adjustments                                        (10.0)            3.5       (6.5)
----------------------------------------------------------------------------------------
                                                    ($  107.4)      $     3.5     (103.9)
----------------------------------------------------------------------------------------
Total comprehensive income                                                     $   483.8
========================================================================================
1999
Net earnings                                                                   $   338.3
Other comprehensive income:
 Foreign currency
     translation adjustments                        ($   39.0)      $    --        (39.0)
----------------------------------------------------------------------------------------
Total comprehensive income                                                     $   299.3
========================================================================================

Accumulated other comprehensive income (loss) at year-end consisted of the following:

(millions)                                              2001            2000
------------------------------------------------------------------------------
Foreign currency translation adjustments             ($  489.2)      ($  428.8)
Cash flow hedges-- unrealized net loss                   (48.9)             --
Minimum pension liability adjustments                    (13.3)           (6.5)
------------------------------------------------------------------------------
Total accumulated other
       comprehensive income (loss)                   ($  551.4)      ($  435.3)
==============================================================================

NOTE 6 LEASES

The Company's leases are generally for equipment and warehouse space. Rent expense on all operating leases was $100.0 million in 2001, $36.7 million in 2000, and $31.5 million in 1999. The increase in 2001 rent expense as compared to prior years relates primarily to operating leases held by Keebler Foods Company, acquired by the Company in March 2001 (refer to Note 2 for further information). At December 31, 2001, future minimum annual rental commitments under noncancelable operating leases totaled $268 million consisting of (in millions): 2002-$83; 2003-$53; 2004-$40; 2005-$31; 2006- $31; 2007 and
beyond-$30. At December 31, 2001, future minimum annual payments under noncancelable capital leases totaled $14.6 million consisting of (in millions):
2002-$2.8; 2003-$1.9; 2004-$6.3; 2005-$1.7; 2006-$1.5; 2007 and beyond-$.4.

NOTE 7 DEBT

Notes payable at year-end consisted of commercial paper borrowings in the United States and Canada and, to a lesser extent, bank loans of foreign subsidiaries at competitive market rates, as follows:


(dollars in millions)                         2001                  2000
------------------------------------------------------------------------------------
                                                  EFFECTIVE                 EFFECTIVE
                                  PRINCIPAL       INTEREST      PRINCIPAL   INTEREST
                                   AMOUNT          RATE          AMOUNT      RATE
------------------------------------------------------------------------------------
U.S. commercial paper            $  320.8           3.0%      $  429.8           6.6%
Canadian commercial paper           171.1           2.5%          --            --
Other                                21.4                         55.4
------------------------------------------------------------------------------------
                                 $  513.3                     $  485.2
====================================================================================

Additionally, during 2000, the Company entered into financing arrangements that provided for the sale of future foreign currency revenues. As of December 31, 2000, the Company had committed to borrowings during 2001 in the cumulative principal amount of approximately $160 million, which were converted to foreign currency forward contracts in January 2001. No borrowings were outstanding under these arrangements at December 31, 2000.

Long-term debt at year-end consisted primarily of fixed rate issuances of U.S. and Euro Dollar Notes, as follows:

(millions)                                        2001           2000
----------------------------------------------------------------------
(a) 4.875% U.S. Dollar Notes due 2005          $   200.0      $  200.0
(b) 6.625% Euro Dollar Notes due 2004              500.0         500.0
(c) 6.125% Euro Dollar Notes due 2001                --          500.0
(d) 5.75% U.S. Dollar Notes due 2001                 --          400.0
(e) 5.5% U.S. Dollar Notes due 2003                998.4           --
(e) 6.0% U.S. Dollar Notes due 2006                994.5           --
(e) 6.6% U.S. Dollar Notes due 2011              1,491.8           --
(e) 7.45% U.S. Dollar Debentures due 2031        1,085.3           --
(f) 4.49% U.S. Dollar Notes due 2006               375.0           --
  Other                                             56.3          10.3
----------------------------------------------------------------------
                                                 5,701.3       1,610.3
  Less current maturities                          (82.3)       (901.1)
----------------------------------------------------------------------
  Balance, December 31                         $ 5,619.0      $  709.2
======================================================================

(a) In October 1998, the Company issued $200 of seven-year 4.875% fixed rate U.S. Dollar Notes to replace maturing long-term debt. In conjunction with this issuance, the Company settled $200 notional amount of interest rate forward swap agreements, which, when combined with original issue discount, effectively fixed the interest rate on the debt at 6.07%.

(b) In January 1997, the Company issued $500 of seven-year 6.625% fixed rate Euro Dollar Notes. In conjunction with this issuance, the Company settled $500 notional amount of interest rate forward swap agreements, which effectively fixed the interest rate on the debt at 6.354%.

(c) In August 1997, the Company issued $500 of four-year 6.125% Euro Dollar Notes which were repaid in August 2001. In conjunction with this issuance, the Company settled $400 notional amount of interest rate forward swap agreements which effectively fixed the interest rate on the debt at 6.4%. Associated with this debt, during September 1997, the Company entered into a $200 notional, four-year fixed-to-floating interest rate swap, indexed to three-month LIBOR.

(d) In February 1998, the Company issued $400 of three-year 5.75% fixed rate U.S. Dollar Notes. These Notes were issued under an existing "shelf registration" with the Securities and Exchange Commission, and provided an option to holders to extend the obligation for an additional four years at a predetermined interest rate of 5.63% plus the Company's then-current credit spread. As a result of this option, the effective interest rate on the Notes was 5.23%. In conjunction with this issuance, the Company entered into a $400 notional, three-year fixed-to-floating interest rate swap, indexed to the Federal Reserve AA Composite Rate on 30-day commercial paper. During February 2001, the Company paid holders $11.6 to extinguish the Notes prior to the extension date. Thus, during the first quarter of 2001, the Company reported an extraordinary loss, net of tax, of $7.4
     ($.02 per share).

(e) In March 2001, the Company issued $4.6 billion of long-term debt instruments, further described in the table below, primarily to finance the acquisition of Keebler Foods Company (refer to Note 2). Initially, these instruments were privately placed, or sold outside the United States, in reliance on exemptions from registration under the Securities Act of 1933, as amended (the "1933 Act"). The Company then exchanged new debt securities for these initial debt instruments, with the new debt securities being substantially identical in all respects to the initial debt instruments, except for being registered under the 1933 Act. These debt securities contain standard events of default and covenants. The Notes due 2006 and 2011, and the Debentures due 2031 may be redeemed in whole or part by the Company at any time at prices determined under a formula (but not less than 100% of the principal amount plus unpaid interest to the redemption date).

      In conjunction with this issuance, the Company settled $1.9 billion notional amount of forward-starting interest rate swaps for approximately $88 in cash. The swaps effectively fixed a portion of the interest rate on an equivalent amount of debt prior to issuance. The swaps were designated as cash flow hedges pursuant to SFAS No. 133 (refer to Note 12). As a result, the loss on settlement (net of tax benefit) of $56 was recorded in other comprehensive income, and is being amortized to interest expense over periods of 5 to 30 years. The pretax loss of $88 is presented in the "Other" caption within the Consolidated Statement of Cash Flows. The effective interest rates presented in the following table reflect this amortization expense, as well as discount on the debt.


                                               PRINCIPAL                         EFFECTIVE
(dollars in millions)                           AMOUNT       NET PROCEEDS      INTEREST RATE
--------------------------------------------------------------------------------------------
5.5% U.S. Dollar Notes due 2003              $   1,000.0     $     997.4              5.64%
6.0% U.S. Dollar Notes due 2006                  1,000.0           993.5              6.39%
6.6% U.S. Dollar Notes due 2011                  1,500.0         1,491.2              7.08%
7.45% U.S. Dollar Debentures due 2031            1,100.0         1,084.9              7.62%
------------------------------------------------------------------------------------------
                                             $   4,600.0     $   4,567.0
==========================================================================================

(f) In November 2001, a subsidiary of the Company issued $375 of five-year 4.49% fixed rate U.S. Dollar Notes to replace other maturing debt. These Notes are guaranteed by the Company and mature $75 per year over the five-year term. These Notes, which were privately placed, contain standard warranties, events of default, and covenants. They also require the maintenance of a specified amount of consolidated net worth and a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. In conjunction with this issuance, the subsidiary of the Company entered into a $375 notional US$/ Pound Sterling currency swap, which effectively converted this debt into a 5.302% fixed rate Pound Sterling obligation for the duration of the five-year term.

In order to provide additional short-term liquidity in connection with the Keebler Foods Company acquisition referenced above, the Company entered into a 364-Day Credit Agreement, which was renewed in January 2002, and a Five-Year Credit Agreement, expiring in January 2006. The 364-day agreement permits the Company or certain subsidiaries to borrow up to $950 million. The five-year agreement permits the Company or certain subsidiaries to borrow up to $1.15 billion (or certain amounts in foreign currencies). These two credit agreements contain standard warranties, events of default, and covenants. They also require the maintenance of a specified amount of consolidated net worth and a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. These credit facilities were unused at December 31, 2001.

Including the aforementioned Credit Agreements, the Company had $2.50 billion of short-term lines of credit at December 31, 2001, virtually all of which were unused and available for borrowing on an unsecured basis.

Scheduled principal repayments on long-term debt are (in millions): 2002-$82.3; 2003- $1,106.2; 2004-$582.3; 2005-$278.8; 2006-$1,077.4; 2007 and
beyond-$2,604.4.

Interest paid was (in millions): 2001-$303; 2000-$141; 1999-$124. Interest expense capitalized as part of the construction cost of fixed assets was (in millions): 2001-$2.9; 2000-$5.6; 1999-$8.4.

At December 31, 2001, the Company's Keebler subsidiary was guarantor on approximately $13 million of loans for approximately 400 independent contractors for the purchase of DSD route franchises.

NOTE 8 STOCK COMPENSATION

The 2001 Long-Term Incentive Plan ("2001 Plan") provides for benefits to be awarded to key employees and officers in the form of incentive and nonqualified stock options, performance shares, performance units, restricted stock grants, and other stock-based awards. Options granted under this plan generally vest over two years, subject to earlier vesting if a change of control occurs. Restricted stock grants under this plan generally vest in three years. Under this plan, approximately 300,000 restricted shares of common stock were granted during 2001 to eligible employees. Also under this plan, performance units were awarded during 2001 to a limited number of senior executive-level employees for the achievement of cumulative cash flow targets for a three-year period ending on December 31, 2003. If the performance targets are met, the award of units represents the right to receive shares of common stock equal to the dollar award valued on the vesting date. The awards are earned and vest in February 2004. No awards are earned unless a minimum threshold is attained. The maximum dollar award that could be attained under this program is $18 million. During 2001, the Company recognized total compensation expense of $6 million related to restricted stock grants and performance unit awards.

The 2001 Plan and the Non-Employee Director Stock Plan described below contain an accelerated ownership feature ("AOF"). An AOF option is generally granted when Company stock is used to pay the exercise price of a stock option or any taxes owed. The holder of the option is generally granted an AOF option for the number of shares so used with the exercise price equal to the then fair market value of the Company's stock. For all AOF options, the original expiration date is not changed but the options vest immediately.

Prior to approval by shareholders during 2000 of the 2001 Plan, the Key Employee Long-Term Incentive Plan provided substantially similar stock-based benefits to executive-level employees. Under this plan, approximately 100,000 restricted shares of common stock were granted during 2000 to eligible employees.

The Kellogg Employee Stock Ownership Plan was designed to offer stock and other incentive awards based on Company performance to employees who were not eligible to participate in the Key Employee Long Term Incentive Plan. Options which have been awarded under this plan generally vest over five years.

Options under all plans described above are granted with exercise prices equal to the fair market value of the Company's common stock at the time of the grant and have a term of no more than ten years, if they are incentive stock options, or no more than ten years and one day, if they are non-qualified stock options.

The Non-Employee Director Stock Plan was approved by shareholders in 2000 and allows each eligible non-employee director to receive 1,700 shares of the Company's common stock and annual grants of options to purchase 5,000 shares of the Company's common stock. These shares are placed in the Kellogg Company Grantor Trust for Non-Employee Directors (the "Grantor Trust"). Under the terms of the Grantor Trust, shares are available to a director only upon termination of service on the Board. During 2001, 55,000 options and 17,000 shares of common stock were granted under this plan.

As permitted by SFAS No. 123 "Accounting for Stock-Based Compensation," the Company has elected to account for employee and director stock option grants under APB No. 25 "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for these grants.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the stock option plans been determined based on the fair value at the grant date consistent with SFAS No. 123, the Company's net earnings and earnings per share are estimated as follows:


(millions, except per share data)            2001            2000            1999
------------------------------------------------------------------------------------
Net earnings:
  As reported                            $     473.6      $    587.7      $    338.3
  Pro forma                              $     449.9      $    567.1      $    311.4
Basic net earnings per share:
  As reported                            $      1.17      $     1.45      $      .83
  Pro forma                              $      1.11      $     1.40      $      .77
Diluted net earnings per share:
  As reported                            $      1.16      $     1.45      $      .83
  Pro forma                              $      1.10      $     1.40      $      .77
====================================================================================

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


                                          2001             2000             1999
----------------------------------------------------------------------------------
Risk-free interest rate                     4.57%            6.59%            4.83%
Dividend yield                              3.30%            3.90%            3.00%
Volatility                                 28.21%           25.43%           23.16%
Average expected term (years)               3.08             3.17             3.76
Fair value of options granted        $      7.50      $      6.69      $      6.38
==================================================================================

Transactions under these plans were:

(millions, except per share data)            2001           2000           1999
---------------------------------------------------------------------------------
Under option, January 1                          23.4          19.9          16.4
  Granted                                        17.1           6.4           6.6
  Exercised                                      (1.3)          (.1)         (1.1)
  Cancelled                                      (2.2)         (2.8)         (2.0)
---------------------------------------------------------------------------------
Under option, December 31                        37.0          23.4          19.9
---------------------------------------------------------------------------------
Exercisable, December 31                         16.9          13.7          10.1
=================================================================================
Shares available, December 31, for
  options that may be granted
  under the following plans:

Key Employee Long-Term Incentive Plan            --             3.2           7.1
Kellogg Employee Stock Ownership Plan             2.8           4.8           4.6
2000 Non-employee Directors Stock Plan             .9            .9          --
2001 Long-Term Incentive Plan                    16.1          26.0          --
---------------------------------------------------------------------------------
Total shares available, December 31,
  for options that may be granted                19.8          34.9          11.7

=================================================================================
Average prices per share
---------------------------------------------------------------------------------
Under option, January 1                       $  34         $  38         $  38
  Granted                                        27            24            36
  Exercised                                      25            26            32
  Cancelled                                      34            36            39
---------------------------------------------------------------------------------
Under option, December 31                     $  31         $  34         $  38
---------------------------------------------------------------------------------
Exercisable, December 31                      $  36         $  38         $  39
=================================================================================


Employee stock options outstanding and exercisable under these plans as of December 31, 2001, were:


(millions, except per share data)

                         OUTSTANDING                        EXERCISABLE
                ---------------------------------    -----------------------
                                       WEIGHTED
                            WEIGHTED   AVERAGE                      WEIGHTED
RANGE OF                     AVERAGE   REMAINING                    AVERAGE
EXERCISE         NUMBER     EXERCISE   CONTRACTUAL      NUMBER      EXERCISE
PRICES         OF OPTIONS    PRICE     LIFE (YRS.)    OF OPTIONS     PRICE
----------------------------------------------------------------------------
$19 - 26          11.8      $25           8.7           2.3            $24
27 - 28           10.1       28           9.0            .8             28
29 - 37            7.0       34           6.5           6.5             35
38 - 50            8.1       43           6.1           7.3             43
--------------------------------------------------------------------------
                  37.0                                 16.9
==========================================================================

NOTE 9 PENSION BENEFITS

The Company has a number of U.S. and foreign pension plans to provide retirement benefits for its employees. Benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments. Investment in Company common stock represented 1.7% and 1.9% of consolidated plan assets at December 31, 2001 and 2000, respectively.

The components of pension expense were:

(millions)                                       2001            2000            1999
--------------------------------------------------------------------------------------
Service cost                                 $    47.4       $    34.5       $    42.6
Interest cost                                    124.5            91.1            83.7
Expected return on plan assets                  (192.4)         (143.3)         (125.1)
Amortization of unrecognized
  transition obligation                             .3              .6             2.0
Amortization of unrecognized
  prior service cost                               6.6             7.0             7.4
Recognized net (gain) loss                         4.6            (4.2)           10.9
Curtailment and special termination
  benefits - net (gain) loss                      (1.5)            8.5            33.5
--------------------------------------------------------------------------------------
Pension (income) expense -
  Company plans                                  (10.5)           (5.8)           55.0
Pension expense - multiemployer plans              3.0             2.2             1.4
--------------------------------------------------------------------------------------
Total pension (income) expense               ($    7.5)      ($    3.6)      $    56.4
======================================================================================


The worldwide weighted average actuarial assumptions were:

                                                    2001           2000          1999
-------------------------------------------------------------------------------------
Discount rate                                       7.0%           7.0%           7.2%
Long-term rate of compensation increase             4.7%           4.6%           4.2%
Long-term rate of return on plan assets            10.5%          10.4%          10.4%
=====================================================================================

The aggregate change in projected benefit obligation, change in plan assets, and funded status were:

(millions)                                          2001             2000
---------------------------------------------------------------------------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at
  beginning of year                             $  1,381.5       $  1,350.4
Acquisition adjustment                               613.4             --
Service cost                                          47.4             34.5
Interest cost                                        124.5             91.1
Plan participants' contributions                       1.3              1.4
Amendments                                              .7              5.3
Actuarial loss                                         9.7             32.1
Benefits paid                                       (123.4)           (91.8)
Foreign currency adjustments                         (17.1)           (42.4)
Other                                                   .7               .9
---------------------------------------------------------------------------
Projected benefit obligation at end
  of year                                       $  2,038.7       $  1,381.5
===========================================================================

(millions)                                          2001             2000
---------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets of beginning of year  $  1,405.0       $  1,578.0
Acquisition adjustment                               568.6             --
Actual return on plan assets                         (13.8)           (86.4)
Employer contribution                                 23.8             41.7
Plan participants' contributions                       1.3              1.4
Benefits paid                                       (121.6)           (91.8)
Foreign currency adjustments                         (18.2)           (38.1)
Other                                                   .2               .2
---------------------------------------------------------------------------
Fair value of plan assets at end of year        $  1,845.3       $  1,405.0
===========================================================================
FUNDED STATUS                                   ($   193.4)      $     23.5
Unrecognized net loss                                334.0            118.5
Unrecognized transition amount                         2.4              2.7
Unrecognized prior service cost                       29.5             34.8
---------------------------------------------------------------------------
Prepaid pension                                 $    172.5       $    179.5
===========================================================================
AMOUNTS RECOGNIZED IN CONSOLIDATED
BALANCE SHEET
Prepaid benefit cost                            $    287.4       $    252.0
Accrued benefit liability                           (140.3)           (87.1)
Intangible asset                                       5.6              4.6
Minimum pension liability                             19.8             10.0
---------------------------------------------------------------------------
Net amount recognized                           $    172.5       $    179.5
===========================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

(millions)                                 2001         2000
--------------------------------------------------------------
Projected benefit obligation          $   204.1      $   104.6
Accumulated benefit obligation            178.9           86.1
Fair value of plan assets                  68.9            7.1
==============================================================

All gains and losses, other than those related to curtailment or special termination benefits, are recognized over the average remaining service period of active plan participants. Net gains or losses from curtailment and special termination benefits recognized in 1999-2001 were recorded as a component of restructuring charges. Refer to Note 3 for further information. At December 31, 2001, a cumulative after-tax charge of $13.3 million ($19.8 million pre-tax) has been recorded in other comprehensive income to recognize the additional minimum pension liability in excess of unrecognized prior service cost.

Certain of the Company's subsidiaries sponsor 401(k) or similar savings plans for active employees. Expense related to these plans was (in millions): 2001- $18; 2000-$16; 1999-$17.


NOTE 10 NONPENSION POSTRETIREMENT BENEFITS

Certain of the Company's U.S. and Canadian subsidiaries provide health care and other benefits to substantially all retired employees, their covered dependents, and beneficiaries. Generally, employees are currently eligible for these benefits when one of the following service/age requirements is met: 30 years and any age; 20 years and age 55; 5 years and age 62. Plan assets consist primarily of equity securities with smaller holdings of bonds.

Components of postretirement benefit expense were:

(millions)                                    2001            2000            1999
------------------------------------------------------------------------------------
Service cost                               $    10.7       $     7.7       $     9.3
Interest cost                                   49.7            44.4            37.4
Expected return on plan assets                 (24.5)          (21.4)          (17.8)
Amortization of unrecognized
      prior service cost                        (1.1)           (1.1)            (.5)
Recognized net gains                            (2.3)           (3.2)           (4.8)
Curtailment and special termination
      benefits - net (gain) loss                 (.2)            (.1)             .5
------------------------------------------------------------------------------------
Postretirement benefit expense             $    32.3       $    26.3       $    24.1
===================================================================================

The weighted average actuarial assumptions were:

                                                     2001           2000         1999
--------------------------------------------------------------------------------------
Discount rate                                        7.25%          7.5%           8.0%
Long-term rate of return on plan assets             10.2%          10.5%          10.5%
======================================================================================

The aggregate change in accumulated postretirement benefit obligation, change in plan assets, and funded status were:

(millions)                                                    2001            2000
------------------------------------------------------------------------------------
CHANGE IN ACCUMULATED BENEFIT OBLIGATION
Accumulated benefit obligation at beginning of year        $   618.6       $   580.2
Acquisition adjustment                                          92.9            --
Service cost                                                    10.7             7.7
Interest cost                                                   49.7            44.4
Actuarial loss                                                 171.8            28.9
Amendments                                                        .2            --
Benefits paid                                                  (48.3)          (42.3)
Other                                                            (.4)            (.3)
------------------------------------------------------------------------------------
Accumulated benefit obligation at end of year              $   895.2       $   618.6
====================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year             $   222.9       $   230.0
Actual return on plan assets                                   (16.4)           (7.4)
Employer contribution                                           52.5            42.6
Benefits paid                                                  (46.9)          (42.3)
Other                                                             .5            --
------------------------------------------------------------------------------------
Fair value of plan assets at end of year                   $   212.6       $   222.9
====================================================================================
FUNDED STATUS                                              ($  682.6)      ($  395.7)
Unrecognized net loss (gain)                                   188.4           (26.4)
Unrecognized prior service cost                                 (8.3)           (9.4)
------------------------------------------------------------------------------------
Accrued postretirement benefit cost                        ($  502.5)      ($  431.5)
------------------------------------------------------------------------------------
AMOUNTS RECOGNIZED IN CONSOLIDATED
BALANCE SHEET
Accrued benefit liability                                  ($  502.5)      ($  431.5)
====================================================================================


The assumed health care cost trend rate was 9% for 2002, decreasing gradually to 4.5% by the year 2007 and remaining at that level thereafter. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                      ONE PERCENTAGE    ONE PERCENTAGE
(millions)                             POINT INCREASE   POINT DECREASE
----------------------------------------------------------------------
Effect on total of service and
   interest cost components             $   10.3           ($  8.4)
Effect on postretirement benefit
   obligation                           $  103.5           ($ 86.1)
======================================================================

All gains and losses, other than those related to curtailment or special termination benefits, are recognized over the average remaining service period of active plan participants. Net gains from curtailment and special termination benefits recognized in 2001 and 2000 were recorded as a component of restructuring charges. The net loss from curtailment and special termination benefits for 1999 includes a $2.2 million loss recorded as a component of restructuring charges and a $1.7 million gain recorded as a component of disposition-related charges. Refer to Notes 2 and 3 for further information. The Company contributes to a voluntary employee benefit association (VEBA) trust for funding of its nonpension postretirement benefit obligations.

NOTE 11 INCOME TAXES

Earnings before income taxes, extraordinary loss, and cumulative effect of accounting change, and the provision for U.S. federal, state, and foreign taxes on these earnings, were:

(millions)                                   2001         2000            1999
-------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES,
EXTRAORDINARY LOSS AND CUMULATIVE
EFFECT OF ACCOUNTING CHANGE
  United States                          $  464.2       $  561.9       $  235.1
  Foreign                                   339.9          305.8          301.6
-------------------------------------------------------------------------------
                                         $  804.1       $  867.7       $  536.7
-------------------------------------------------------------------------------
INCOME TAXES
  Currently payable
     Federal                             $  120.9       $  134.0       $  135.9
     State                                   30.1           20.3           20.6
     Foreign                                 99.6          127.1          102.4
-------------------------------------------------------------------------------
                                            250.6          281.4          258.9
-------------------------------------------------------------------------------
  Deferred
     Federal                                 53.1           (1.2)         (60.7)
     State                                    1.2            4.1           (4.5)
     Foreign                                 17.2           (4.3)           4.7
-------------------------------------------------------------------------------
                                             71.5           (1.4)         (60.5)
-------------------------------------------------------------------------------
Total income taxes                       $  322.1       $  280.0       $  198.4
===============================================================================

The difference between the U.S. federal statutory tax rate and the Company's effective rate was:

                                                        2001           2000           1999
-------------------------------------------------------------------------------------------
U.S. statutory rate                                    35.0%           35.0%           35.0%
Foreign rates varying from 35%                         (1.1)            (.6)            (.5)
State income taxes, net of federal benefit              2.5             1.8             2.0
Net change in valuation allowances                       .1            (3.0)           (1.3)
Non-deductible goodwill amortization                    2.9              .6            --
Statutory rate changes, deferred tax impact             (.1)            (.3)            (.6)
Other                                                    .8            (1.2)            2.4
-------------------------------------------------------------------------------------------
Effective income tax rate                              40.1%           32.3%           37.0%
===========================================================================================

Generally, the changes in valuation allowances on deferred tax assets and corresponding impacts on the effective income tax rate, as presented above, result from management's assessment of the Company's ability to utilize certain operating loss and tax credit carryforwards. For 2000, the change in valuation allowance relates primarily to utilization of U.S. foreign tax credit carryforwards. As a result, the effective income tax rate was significantly lower in 2000 as compared to either 2001 or 1999. Reduced statutory rates in the United Kingdom, Australia, and Germany also contributed to the lower effective income tax rate in 2000 as compared to 1999.

For 2001, the significant increase in the income tax rate impact of nondeductible goodwill relates to the Company's acquisition of Keebler Foods Company (refer to Note 2). As a result of the Company's adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1), goodwill amortization expense - and the resulting impact on the effective income tax rate - will be eliminated in post-2001 years.

Total tax benefits of carryforwards at year-end 2001 and 2000 were $23.9 million and $20.3 million, respectively, which expire principally after five years.

The deferred tax assets and liabilities included in the balance sheet at year-end were:

                                                            DEFERRED                            DEFERRED
                                                          TAX ASSETS                        TAX LIABILITIES
                                                  -------------------------           --------------------------
(millions)                                            2001           2000                 2001              2000
----------------------------------------------------------------------------------------------------------------
Current
   Promotion and advertising                      $   16.3       $    14.0            $    7.2          $    8.1
   Wages and payroll taxes                            29.0            17.0                --                  .3
   Inventory valuation                                12.2             8.7                14.6              11.0
   Health and postretirement benefits                 28.9            19.9                 2.7                .4
   State taxes                                        11.7             6.9                --                --
   Operating loss and credit carryforwards              .2              .5                  .2              --
   Deferred intercompany revenue                      10.3            53.3                 7.8               7.0
   Keebler exit liabilities                           22.7            --                  --                --
   Unrealized hedging losses, net                     29.7            --                    .2              --
   Other                                              28.9            32.6                 3.0               6.7
----------------------------------------------------------------------------------------------------------------
                                                     189.9           152.9                35.7              33.5
      Less valuation allowance                        (1.6)           (3.6)               --                --
----------------------------------------------------------------------------------------------------------------
                                                     188.3           149.3                35.7              33.5
================================================================================================================

Noncurrent
   Depreciation and asset disposals                    8.4            12.8               339.7             288.2
   Health and postretirement benefits                179.4           151.0                71.1              73.0
   Capitalized interest                               --              --                  21.2              23.3
   State taxes                                        --              --                  74.3               5.2
   Operating loss and credit carryforwards            23.7            19.8                --                --
   Trademarks and other intangibles                   --              --                 662.6              30.6
   Deferred compensation                              28.9             3.4                --                --
   Other                                              35.4            25.4                 9.0               8.9
----------------------------------------------------------------------------------------------------------------
                                                     275.8           212.4             1,177.9             429.2
      Less valuation allowance                       (35.1)          (32.5)                 --                --
----------------------------------------------------------------------------------------------------------------
                                                     240.7           179.9             1,177.9             429.2
----------------------------------------------------------------------------------------------------------------
Total deferred taxes                              $  429.0       $   329.2            $1,213.6          $  462.7
================================================================================================================


The amounts reported above for unrealized hedging losses, net, relate to the effect of cash flow hedges recorded in other comprehensive income pursuant to SFAS No. 133, which the Company adopted on January 1, 2001. Refer to Notes 5 and 12 for further information. For further information on the amount reported above for Keebler exit liabilities, refer to Note 2.

At December 31, 2001, foreign subsidiary earnings of approximately $1.09 billion were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on these earnings.

Cash paid for income taxes was (in millions): 2001-$195.7; 2000-$246; 1999- $242. The 2001 amount is net of a tax refund of approximately $73 million related to the cash-out of Keebler employee and director stock options upon acquisition of Keebler Foods Company (refer to Note 2 for further information).

NOTE 12 FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

The fair values of the Company's financial instruments are based on carrying value in the case of short-term items, quoted market prices for derivatives and investments, and, in the case of long-term debt, incremental borrowing rates currently available on loans with similar terms and maturities. The carrying amounts of the Company's cash, cash equivalents, receivables, and notes payable approximate fair value. The fair value of the Company's long-term debt at December 31, 2001, exceeded its carrying value by approximately $217 million.

The Company is exposed to certain market risks which exist as a part of its ongoing business operations and uses derivative financial and commodity instruments, where appropriate, to manage these risks. In general, instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. In accordance with SFAS No. 133 (refer to Note 1), the Company designates derivatives as either cash flow hedges, fair value hedges, net investment hedges, or other contracts used to reduce volatility in the translation of foreign currency earnings to U.S. Dollars. The fair values of all hedges are recorded in accounts receivable or other current liabilities. Gains and losses representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recorded in other income (expense), net. These amounts were insignificant during 2001.

CASH FLOW HEDGES

Qualifying derivatives are accounted for as cash flow hedges when the hedged item is a forecasted transaction. Gains and losses on these instruments are recorded in other comprehensive income until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from accumulated other comprehensive income to the Statement of Earnings on the same line item as the underlying transaction.

The total net loss attributable to cash flow hedges recorded in accumulated other comprehensive income at December 31, 2001, was $48.9 million related primarily to forward-starting interest rate swaps settled during 2001 (refer to Note 7). This loss is being reclassified into interest expense over periods of 5 to 30 years. Other insignificant amounts related to foreign currency and commodity price cash flow hedges will be reclassified into earnings during the next 12 months.

FAIR VALUE HEDGES

Qualifying derivatives are accounted for as fair value hedges when the hedged item is a recognized asset, liability, or firm commitment. Gains and losses on these instruments are recorded in earnings, offsetting gains and losses on the hedged item.

NET INVESTMENT HEDGES

Qualifying derivative and non-derivative financial instruments are accounted for as net investment hedges when the hedged item is a foreign currency investment in a subsidiary. Gains and losses on these instruments are recorded as a foreign currency translation adjustment in other comprehensive income. The net amount recorded in other comprehensive income during 2001 was insignificant.

OTHER CONTRACTS

The Company also enters into foreign currency forward contracts and options to reduce volatility in the translation of foreign currency earnings to U.S.

Dollars. Gains and losses on these instruments are recorded in other income (expense), net, generally reducing the exposure to translation volatility during a full-year period.

FOREIGN EXCHANGE RISK

The Company is exposed to fluctuations in foreign currency cash flows related primarily to third-party purchases, intercompany loans and product shipments, and non-functional currency denominated third-party debt. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. The Company assesses foreign currency risk based on transactional cash flows and enters into forward contracts, options, and currency swaps to reduce fluctuations in net long or short currency positions. Forward contracts and options are generally less than 12 months duration. Currency swap agreements are established in conjunction with the term of underlying debt issues.

For foreign currency cash flow and fair value hedges, the assessment of effectiveness is generally based on changes in spot rates. Changes in time value are reported in other income (expense), net.

INTEREST RATE RISK

The Company is exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing issuances of variable rate debt. The Company currently uses interest rate swaps, including forward-starting swaps, to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

Variable-to-fixed interest rate swaps are accounted for as cash flow hedges and the assessment of effectiveness is based on changes in the present value of interest payments on the underlying debt. Fixed-to-variable interest rate swaps are accounted for as fair value hedges and the assessment of effectiveness is based on changes in the fair value of the underlying debt, using incremental borrowing rates currently available on loans with similar terms and maturities.

PRICE RISK

The Company is exposed to price fluctuations primarily as a result of antici-pated purchases of raw and packaging materials. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year.

Commodity contracts are accounted for as cash flow hedges. The assessment of effectiveness is based on changes in futures prices.

CREDIT RISK CONCENTRATION

The Company is exposed to credit loss in the event of nonperformance by counterparties on derivative financial and commodity contracts. This credit loss is limited to the cost of replacing these contracts at current market rates. Management believes the probability of such loss is remote.

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, cash equivalents, and accounts receivable. The Company places its investments in highly rated financial institutions and investment-grade short-term debt instruments, and limits the amount of credit exposure to any one entity. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas.

NOTE 13 QUARTERLY FINANCIAL DATA (UNAUDITED)

(millions, except
per share data)               NET SALES                     GROSS PROFIT
-----------------------------------------------------------------------------
                        2001            2000          2001             2000
-----------------------------------------------------------------------------
First             $   1,707.3      $  1,751.9      $    883.5      $    915.0
Second                2,342.9         1,801.1         1,241.4           951.6
Third                 2,590.1         1,845.7         1,409.4           970.0
Fourth                2,213.0         1,556.0         1,190.5           791.1
-----------------------------------------------------------------------------
                  $   8,853.3      $  6,954.7      $  4,724.8      $  3,627.7
=============================================================================

                        EARNINGS BEFORE
                         EXTRAORDINARY
                         LOSS AND
                         CUMULATIVE                NET EARNINGS PER SHARE
                         EFFECT OF                BEFORE EXTRAORDINARY LOSS
                         ACCOUNTING                AND CUMULATIVE EFFECT OF
                         CHANGE (a)               ACCOUNTING CHANGE (a) (b)
---------------------------------------------------------------------------
                   2001            2000              2001            2000
---------------------------------------------------------------------------
First           $   92.5        $  161.7        $      .23       $      .40
Second             114.6           150.9               .28              .37
Third              150.3           181.9               .37              .45
Fourth             124.6            93.2               .31              .23
---------------------------------------------------------------------------
                $  482.0        $  587.7
===========================================================================

                                                         NET EARNINGS
                       NET EARNINGS (a)                 PER SHARE (a) (b)
----------------------------------------------------------------------------
                   2001             2000            2001              2000
----------------------------------------------------------------------------
First           $   84.1        $  161.7        $      .21       $      .40
Second             114.6           150.9               .28              .37
Third              150.3           181.9               .37              .45
Fourth             124.6            93.2               .31              .23
----------------------------------------------------------------------------
                $  473.6        $  587.7
============================================================================

(a) The quarterly results above include charges as follows (refer to Notes 1, 3, and 7 for further information).


                                                                     NET EARNINGS
                                           NET EARNINGS              PER SHARE (b)
------------------------------------------------------------------------------------
                                        2001        2000          2001         2000
------------------------------------------------------------------------------------
Restructuring charges
  First                              ($ 30.3)      $  --         ($  .07)     $  --
  Second                                --           (14.7)          --         (.04)
  Third                                 --            --             --          --
  Fourth                                 9.8         (49.5)          .02        (.12)
------------------------------------------------------------------------------------
Earnings before extraordinary
  loss and cumulative effect of
  accounting change                    (20.5)        (64.2)
First:
  Extraordinary loss                    (7.4)         --            (.02)        --
  Cumulative effect of
    accounting change                   (1.0)         --             --          --
------------------------------------------------------------------------------------
Net earnings                         ($ 28.9)      ($ 64.2)
====================================================================================

(b)  Earnings per share represents both basic and diluted earnings per share.

The principal market for trading Kellogg shares is the New York Stock Exchange
(NYSE). The shares are also traded on the Boston, Chicago, Cincinnati, Pacific, and Philadelphia Stock Exchanges. At year-end 2001, the closing price (on the NYSE) was $30.10 and there were 46,126 shareholders of record.

Dividends paid and the quarterly price ranges on the NYSE during the last two years were:

                                               STOCK PRICE
                                          -----------------------
2001 - QUARTER               DIVIDEND        HIGH           LOW
-----------------------------------------------------------------
First                      $ .2525        $ 28.10         $ 25.00
Second                       .2525          29.00           25.18
Third                        .2525          33.56           28.61
Fourth                       .2525          31.70           28.90
-----------------------------------------------------------------
                           $1.0100
=================================================================
2000 - QUARTER
-----------------------------------------------------------------
First                      $ .2450        $ 30.50         $ 20.75
Second                       .2450          32.00           23.31
Third                        .2525          30.75           22.63
Fourth                       .2525          28.75           21.56
-----------------------------------------------------------------
                           $ .9950
=================================================================

NOTE 14 OPERATING SEGMENTS

Kellogg Company is the world's leading producer of ready-to-eat cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, meat alternatives, pie crusts, and ice cream cones. Principal markets for these products include the United States and United Kingdom.

The Company is managed in two major divisions - the United States and International - with International further delineated into Europe, Latin America, Canada, Australia, and Asia. Thus, the Company's reportable operating segments under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" consist of the United States, Europe, and Latin America. All other geographic areas have been combined under the quantitative threshold guidelines of SFAS No. 131 for purposes of the information presented below.

The measurement of operating segment results is generally consistent with the presentation of the Consolidated Statement of Earnings and Balance Sheet. Intercompany transactions between reportable operating segments were insignificant in all periods presented.

(millions)                                   2001             2000              1999
--------------------------------------------------------------------------------------
NET SALES
  United States                           $  6,129.0       $  4,067.4       $  4,014.1
  Europe                                     1,363.1          1,463.4          1,614.4
  Latin America                                652.7            626.7            567.0
  All other operating segments                 708.5            776.7            788.8
  Corporate                                     --               20.5             (.1)
--------------------------------------------------------------------------------------
  Consolidated                            $  8,853.3       $  6,954.7       $  6,984.2
======================================================================================
OPERATING PROFIT EXCLUDING CHARGES
AND KEEBLER AMORTIZATION EXPENSE (a)

  United States                           $    945.0       $    746.2       $    803.0
  Europe                                       245.6            235.2            224.1
  Latin America                                170.6            161.1            141.3
  All other operating segments                 103.0             89.2             93.7
  Corporate                                   (172.6)          (155.4)          (188.7)
--------------------------------------------------------------------------------------
  Consolidated                            $  1,291.6       $  1,076.3       $  1,073.4
  Charges (a)                                  (33.3)           (86.5)          (244.6)
  Keebler amortization expense                 (90.4)            --                --
--------------------------------------------------------------------------------------
  Operating profit                        $  1,167.9       $    989.8       $    828.8
======================================================================================
CHARGES (a)
  United States                           $     29.5       $      2.0       $    197.9
  Europe                                         (.2)            26.7             22.4
  Latin America                                  (.1)            14.6              1.7
  All other operating segments                   1.4             28.7              4.6
  Corporate                                      2.7             14.5             18.0
--------------------------------------------------------------------------------------
  Consolidated                            $     33.3       $     86.5       $    244.6
======================================================================================
DEPRECIATION AND AMORTIZATION
  United States                           $    275.9       $    131.4       $    138.1
  Europe                                        59.5             57.1             57.8
  Latin America                                 21.7             17.2             14.5
  All other operating segments                  31.4             40.8             35.7
  Corporate                                     50.1             44.1             41.9
--------------------------------------------------------------------------------------
  Consolidated                            $    438.6       $    290.6       $    288.0
======================================================================================
INTEREST EXPENSE
  United States                           $      5.7       $     --         $       .2
  Europe                                         2.9              4.7              9.3
  Latin America                                  2.8               .1               .6
  All other operating segments                   1.5               .4              (.1)
  Corporate                                    338.6            132.3            108.8
--------------------------------------------------------------------------------------
  Consolidated                            $    351.5       $    137.5       $    118.8
======================================================================================

(millions)                                     2001             2000             1999
---------------------------------------------------------------------------------------
INCOME TAXES EXCLUDING CHARGES (b)
  United States                           $     257.6       $    197.1       $    214.9
  Europe                                         54.4             43.4             28.8
  Latin America                                  40.3             40.0             34.4
  All other operating segments                   18.1             11.1             26.7
  Corporate                                     (35.5)            10.7             38.8
---------------------------------------------------------------------------------------
  Consolidated                            $     334.9       $    302.3       $    343.6
  Effect of charges                             (12.8)           (22.3)          (145.2)
---------------------------------------------------------------------------------------
  Income taxes                            $     322.1       $    280.0       $    198.4
=======================================================================================
TOTAL ASSETS
  United States                           $   9,634.4       $  2,178.6       $  2,214.9
  Europe                                      1,801.0          1,102.5          1,157.3
  Latin America                                 415.5            444.6            414.3
  All other operating segments                  681.2            627.8            641.3
  Corporate                                   5,697.6          2,061.2          1,755.9
  Elimination entries                        (7,861.1)        (1,528.7)        (1,375.0)
---------------------------------------------------------------------------------------
  Consolidated                            $  10,368.6       $  4,886.0       $  4,808.7
=======================================================================================
ADDITIONS TO LONG-LIVED ASSETS
  United States                           $   5,601.2       $    135.4       $    460.0
  Europe                                         43.8             71.7             67.4
  Latin America                                  11.7             39.7             47.4
  All other operating segments                   10.8             42.7             37.0
  Corporate                                      29.5            138.1             41.7
---------------------------------------------------------------------------------------
  Consolidated                            $   5,697.0       $    427.6       $    653.5
=======================================================================================

(a)  Charges include restructuring charges in 2001, 2000, and 1999. Refer to
     Note 3 for further information.

(b) Charges include those described in (a) plus extraordinary loss and cumulative effect of accounting change in 2001, reported net of tax. In addition, disposition-related charges in 1999 are reported in earnings before income taxes. Refer to Notes 1, 2, and 7 for further information.

The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 11% of consolidated net sales during 2001, comprised principally of sales within the United States. Sales to any single customer during 2000 and 1999 were less than 10%.

Supplemental geographic information is provided below for revenues from external customers and long-lived assets:

(millions)                           2001            2000            1999
---------------------------------------------------------------------------
NET SALES
  United States                  $  6,129.0      $  4,067.4      $  4,014.1
  United Kingdom                      624.0           652.8           689.3
  Other foreign countries           2,100.3         2,234.5         2,280.8
---------------------------------------------------------------------------
  Consolidated                   $  8,853.3      $  6,954.7      $  6,984.2
===========================================================================
LONG-LIVED ASSETS
  United States                  $  6,861.0      $  1,553.5      $  1,549.3
  United Kingdom                      526.6           535.4           552.3
  Other foreign countries           1,040.8         1,154.0         1,110.3
---------------------------------------------------------------------------
  Consolidated                   $  8,428.4      $  3,242.9      $  3,211.9
===========================================================================

Supplemental product information is provided below for net sales from external customers:

(millions)                         2001            2000            1999
-------------------------------------------------------------------------
United States
  Retail channel cereal        $  2,481.9      $  2,394.0      $  2,412.5
  Snacks                          2,263.5           484.9           669.4
  Other                           1,383.6         1,188.5           932.2
International
  Cereal                          2,432.2         2,579.7         2,708.4
  Convenience foods                 292.1           307.6           261.7
-------------------------------------------------------------------------
Consolidated                   $  8,853.3      $  6,954.7      $  6,984.2
=========================================================================

NOTE 15 SUPPLEMENTAL FINANCIAL STATEMENT DATA

(millions)

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF EARNINGS             2001         2000          1999
--------------------------------------------------------------------------------
Research and development expense            $  110.2      $  118.4      $  104.1
Advertising expense                         $  519.2      $  604.2      $  674.1

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENT OF CASH FLOWS           2001          2000         1999
--------------------------------------------------------------------------------
Accounts receivable                         $  100.9      $    1.1      $   21.0
Inventories                                     15.8          54.5         (39.1)
Other current assets                           (17.8)        (20.2)         14.7
Accounts payable                                47.6          75.1         (84.8)
Other current liabilities                      112.9         (83.5)        (58.6)
--------------------------------------------------------------------------------
CHANGES IN OPERATING ASSETS
  AND LIABILITIES                           $  259.4      $   27.0      ($ 146.8)

------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET                     2001          2000
------------------------------------------------------------------
Trade receivables                           $  692.0      $  607.2
Allowance for doubtful accounts                (15.5)         (8.6)
Other receivables                               85.8          86.7
------------------------------------------------------------------
  ACCOUNTS RECEIVABLE, NET                  $  762.3      $  685.3
------------------------------------------------------------------
Raw materials and supplies                  $  170.7      $  138.2
Finished goods and materials in process        403.8         305.6
------------------------------------------------------------------
  INVENTORIES                               $  574.5      $  443.8
------------------------------------------------------------------
Deferred income taxes                       $  151.5      $  136.5
Other prepaid assets                           181.9         147.1
------------------------------------------------------------------
  OTHER CURRENT ASSETS                      $  333.4      $  283.6
------------------------------------------------------------------
Land                                        $   65.7      $   40.5
Buildings                                    1,279.1       1,197.1
Machinery and equipment                      4,074.5       3,683.1
Construction in progress                       192.7         114.5
Accumulated depreciation                    (2,659.2)     (2,508.3)
------------------------------------------------------------------
  PROPERTY, NET                             $2,952.8      $2,526.9
------------------------------------------------------------------
Goodwill                                    $3,138.5      $  218.7
   -- Accumulated amortization                 (69.0)        (10.5)
Other intangibles                            2,118.8         217.8
   -- Accumulated amortization                 (67.7)        (18.6)
Other                                          393.2         334.6
------------------------------------------------------------------
  OTHER ASSETS                              $5,513.8      $  742.0
------------------------------------------------------------------
Accrued income taxes                        $   77.3      $  130.8
Accrued salaries and wages                     233.5          96.6
Accrued advertising and promotion              233.2         178.2
Accrued interest                               112.4          61.8
Other                                          378.1         240.4
------------------------------------------------------------------
  OTHER CURRENT LIABILITIES                 $1,034.5      $  707.8
------------------------------------------------------------------
Nonpension postretirement benefits          $  475.1      $  408.5
Deferred income taxes                          949.8         266.7
Other                                          245.6         121.8
------------------------------------------------------------------
  OTHER LIABILITIES                         $1,670.5      $  797.0
------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS
PRICEWATERHOUSECOOPERS LLP

To the Shareholders and Board of Directors of Kellogg Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Battle Creek, Michigan

January 25, 2002

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

FOREIGN EXCHANGE RISK

The Company is exposed to fluctuations in foreign currency cash flows related to third-party purchases, intercompany loans and product shipments, and non-functional currency denominated third-party debt. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. Primary exposures include the U.S. Dollar versus the British Pound, Euro, Australian Dollar, Canadian Dollar, and Mexican Peso, and in the case of inter-subsidiary transactions, the British Pound versus the Euro. The Company assesses foreign currency risk based on transactional cash flows and enters into forward contracts, options, and currency swaps to reduce fluctuations in net long or short currency positions. Forward contracts and options are generally less than 12 months duration. Currency swap agreements are established in conjunction with the term of underlying debt issuances. Additionally, during 2000, the Company entered into financing arrangements that provided for the sale of foreign currency revenues. No borrowings were outstanding under commitments to sell foreign currency revenues at December 31, 2000. As of December 31, 2000, the Company had committed to borrowings during 2001 in the cumulative principal amount of approximately $160 million, which were converted to foreign currency forward contracts in January 2001.

The tables below summarize forward contracts and currency swaps held at year-end 2001 and 2000. All of these derivatives are valued in U.S. Dollars using year-end exchange rates, are hedges of anticipated transactions, and mature within one year, except where indicated.

CONTRACTS TO SELL FOREIGN CURRENCY

------------------------------------------------------------------------------------
                                          Notional          Exchange        Fair
                    Currency                value             rate          value
Currency sold       received             (millions)         (fc/1US$)     (millions)
------------------------------------------------------------------------------------
                                       2001       2000    2001    2000   2001   2000
------------------------------------------------------------------------------------
Euro                Pound Sterling    $37.8     $   --    1.10      --   ($.5)  $ --
New Zealand         Australian
  Dollar             Dollar              --        4.0      --    2.38     --    (.2)
Pound Sterling (a)  Danish Kroner      12.0       18.3     .66     .63     .6    1.0
Spanish Peseta      Pound Sterling       --       21.4      --  179.45     --    (.3)
Euro                U.S. Dollar          --       15.9      --    1.12     --    (.7)
Australian Dollar   U.S. Dollar          --       27.4      --    1.84     --    (.6)
Mexican Peso        U.S. Dollar          --       67.4      --    9.51     --    1.5
Canadian Dollar     U.S. Dollar          --       33.0      --    1.51     --    (.3)
------------------------------------------------------------------------------------
                    TOTAL             $49.8     $187.4                    $.1   $ .4
------------------------------------------------------------------------------------

(a) Several contracts maturing 2002-2003.

CONTRACTS TO PURCHASE FOREIGN CURRENCY

-----------------------------------------------------------------------------------------
                                                Notional          Exchange       Fair
                       Currency                   value             rate         value
Currency purchased     exchanged                (millions)         (fc/1US$)    (millions)
-----------------------------------------------------------------------------------------
                                             2001     2000     2001    2000   2001   2000
-----------------------------------------------------------------------------------------
Euro                   South African Rand   $  --     $  --     1.53     --   $ --   $ --
Australian Dollar (a)  U.S. Dollar            1.1        --     1.96     --     --     --
Canadian Dollar (a)    U.S. Dollar            1.0        --     1.60     --     --     --
U.S. Dollar            Japanese Yen           2.9        --   131.58     --     .2     --
Pound Sterling         Japanese Yen            .5        --      .76     --     --     --
Australian Dollar      Japanese Yen            .9        --     3.01     --     .1     --
Euro (a)               U.S. Dollar            2.4        --     1.12     --     .2     --
U.S. Dollar            Canadian Dollar       35.4        --     1.60     --     .5     --
U.S. Dollar            Australian Dollar      2.1       3.5     2.04   1.86     --    (.1)
Pound Sterling         South African Rand     3.0       1.8      .98    .70    1.3     .1
U.S. Dollar            South African Rand      .4        .2    12.05   7.07     --     --
Swiss Franc            Euro                    --       5.2       --   1.44     --     --
Pound Sterling (a)     U.S. Dollar            1.8      40.5      .68    .68     --     .6
-----------------------------------------------------------------------------------------
                       TOTAL                $51.5     $51.2                   $2.3   $ .6
-----------------------------------------------------------------------------------------

(a) Hedge of existing assets or liabilities.


CURRENCY SWAPS (dollars in millions)

                                                      Year of maturity                 Fair value
Instrument                               ------------------------------------------   ------------
characteristics                           2002     2003     2004     2005     2006     2001   2000
--------------------------------------------------------------------------------------------------
Currency swap  -         Notional amt.    $75.0    $75.0    $75.0    $75.0    $75.0   ($9.3)  $ --
pay Pound Sterling/
receive US$  -           Pay             5.302%   5.302%   5.302%   5.302%   5.302%
hedge of existing
debt issue               Receive         4.490%   4.490%   4.490%   4.490%   4.490%
--------------------------------------------------------------------------------------------------

INTEREST RATE RISK

The Company is exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing issuances of variable rate debt. Primary exposures include movements in U.S. Treasury rates, London Interbank Offered Rates (LIBOR), and commercial paper rates. The Company currently uses interest rate swaps, including forward swaps, to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

The tables on page 45 provide information on the Company's significant debt issues and related hedging instruments at year-end 2001 and 2000 (refer to the table above for currency swaps related to debt issues). For foreign currency-denominated debt, the information is presented in U.S. Dollar equivalents. Variable interest rates are based on effective rates or implied forward rates as of year-end 2001. Refer to Note 7 within Notes to Consolidated Financial Statements for further information.

SIGNIFICANT DEBT ISSUES (dollars in millions)
--------------------------------------------------------------------------------

                                  Principal by year of maturity                                                  Fair value
Debt                         -----------------------------------------------------------------------------   -----------------
characteristics               2001     2002      2003      2004     2005      2006       2011       2031       2001      2000
                             -----------------------------------------------------------------------------   -----------------
Euro Dollar                  $500.0                                                                          $     --   $500.0
fixed rate                   6.125%
effective rate (a)           6.400%
------------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                  $400.0                                                                          $     --   $409.0
fixed rate                    5.75%
effective rate (b)            5.23%
------------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                                    $1,000.0                                                      $1,025.6   $   --
fixed rate                                        5.50%
effective rate (a)                                5.64%
------------------------------------------------------------------------------------------------------------------------------
Euro Dollar                                               $500.0                                             $  518.3   $499.7
fixed rate                                                6.625%
effective rate (a)                                        6.354%
------------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                                                        $200.0                                    $  197.1   $189.7
fixed rate                                                         4.875%
effective rate (a)                                                 6.070%
------------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                                                                 $1,000.0                         $1,024.3   $   --
fixed rate                                                                    6.000%
effective rate (a)                                                            6.390%
------------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                                                                            $1,500.0              $1,542.3   $   --
fixed rate                                                                               6.600%
effective rate (a)                                                                       7.080%
------------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                                                                                       $1,100.0   $1,186.7   $   --
fixed rate                                                                                          7.450%
effective rate (a)                                                                                  7.620%
------------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                           $ 75.0   $   75.0   $ 75.0   $ 75.0   $   75.0                         $  367.4   $   --
fixed rate                            4.490%     4.490%   4.490%   4.490%     4.490%
effective rate (c)                    5.302%     5.302%   5.302%   5.302%     5.302%
------------------------------------------------------------------------------------------------------------------------------
U.S. commercial paper        $429.8   $320.8                                                                 $  320.8   $429.8
weighted avg.
variable                       6.6%     3.0%
------------------------------------------------------------------------------------------------------------------------------
Canadian commercial paper    $   --   $171.1                                                                 $  171.1   $   --
weighted avg.
variable                         --     2.5%
------------------------------------------------------------------------------------------------------------------------------

(a) Effective fixed interest rate paid, as a result of debt discount and settlement of forward interest rate swap at date of debt issuance.
(b) Effective fixed interest rate paid, as a result of extendable feature. Refer to Note 7 within Notes to Consolidated Financial Statements for further information.
(c) Effective fixed interest rate paid, as a result of related US$/Pound Sterling currency swap.


INTEREST RATE SWAPS (dollars in millions)
--------------------------------------------------------------------------------

                                                  Year of maturity     Fair value
Instrument                                        ----------------   --------------
characteristics                                         2001         2001     2000
-----------------------------------------------------------------------------------
Interest rate swap -              Notional amt.        $200.0        $ --      ($.4)
pay variable/receive fixed -      Pay                   6.60%
hedge of existing debt issue      Receive               6.40%
-----------------------------------------------------------------------------------
Interest rate swap -              Notional amt.        $400.0        $ --     ($2.2)
pay variable/receive fixed -      Pay                   5.99%
hedge of existing debt issue      Receive               5.23%
-----------------------------------------------------------------------------------
Interest rate swap -              Notional amt.        $100.0        $ --     $  --
pay fixed/receive variable -      Pay                   5.98%
hedge of existing debt issue (a)  Receive               6.36%
-----------------------------------------------------------------------------------
Interest rate swap -              Notional amt.        $975.0        $ --    ($26.9)
pay fixed/receive variable -      Pay                   6.53%
hedge of existing debt issue (a)  Receive               6.36%
-----------------------------------------------------------------------------------
Interest rate swap -              Notional amt.        $425.0        $ --     $  .5
pay fixed/receive variable -      Pay                   6.13%
hedge of existing debt issue (a)  Receive               6.36%
-----------------------------------------------------------------------------------

(a) Forward-starting interest rate swaps which were settled in conjunction with a debt issuance in 2001.


PRICE RISK

The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. Primary exposures include corn, wheat, soybeans, soybean oil, sugar, cocoa, and paperboard. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year. The fair values of commodity contracts held at year-end 2001 and 2000 were insignificant, and potential near-term changes in commodity prices were not expected to have a significant impact on the Company's future earnings or cash flows.

For all derivative financial instruments presented in the tables above, changes in fair values of these instruments and the resulting impact on the Company's cash flows and/or earnings would generally be offset by changes in values of underlying transactions and positions. Therefore, it should be noted that the exclusion of certain of the underlying exposures from the tables above may be a limitation in assessing the net market risk of the Company.


46