Form 10-K, Exhibit 13
period 2002-12-31
KELLOGG CO
filed 2003-03-14
CIK 55067

                                                                   EXHIBIT 13.01



MANAGEMENT'S DISCUSSION AND ANALYSIS

KELLOGG COMPANY AND SUBSIDIARIES

RESULTS OF OPERATIONS

OVERVIEW

Kellogg Company is the world's leading producer of cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, meat alternatives, pie crusts, and ice cream cones. Kellogg products are manufactured and marketed globally. Our Company is managed in two major divisions - the United States and International - with International further delineated into Europe, Latin America, Canada, Australia, and Asia. This organizational structure is the basis of the operating segment data presented in this report.

Over the past three years, we have transformed our Company to align with key operating principles first adopted in late 2000. These principles emphasize a stricter prioritization for resource allocation to the United States and our other core markets, a stronger emphasis on cash flow, and a focus on net sales value over shipment volume. This focus drives gross margin expansion to fund marketing investment. We believe the progression of our financial performance over this three-year period reflects both the significant transition we have undertaken and, more importantly, the ultimate success of our growth strategy.

During 2000, to facilitate resource prioritization, we reorganized our company from four operating areas into two divisions - U.S. and International. As a result, we initiated restructuring actions around the world to support our strategy and new organization, including staff reductions in our global organization, rationalization of international convenience foods capacity, and restructuring of various non-core markets to improve return on investment. In addition to the disruption of this significant restructuring, we faced many financial challenges in 2000 such as softness in our U.S. convenience foods business, higher energy prices and interest rates, weak foreign currencies, and inventory write-offs in Southeast Asia. Despite these challenges, we were able to deliver net earnings growth through manufacturing efficiencies, reduced advertising and overhead expenses, and recognition of benefits related to U.S. tax credits.

During 2001, our Company experienced a significant transition related to the acquisition and integration of Keebler Foods Company (the "Keebler acquisition"), as well as the fundamental refocus of our business model. While net earnings were dampened by increased interest and tax expense, and other short-term financial impacts of this transition, we achieved three important goals during 2001: increased dollar share in the U.S. cereal category; pricing and mix-related improvements in gross profit margin; and the highest cash flow (net cash provided from operating activities less expenditures for property additions) to date in our Company's history.

Building on the groundwork laid in 2000 and 2001, our Company in 2002 established a trend of solid performance in several key metrics: internal sales growth, expansion of gross profit margin, and continued strong cash flow. We believe improved execution, increased brand-building investment, and a focus on value over volume were important drivers of this performance.

The following items affect the comparability of current and prior-year results:

_    On January 1, 2002, we adopted Statement of Financial Accounting Standards
     (SFAS) No. 142 "Goodwill and Other Intangible Assets." Under the provisions of this standard, substantially all of our amortization expense was eliminated in periods subsequent to adoption. Management's measure of operating segment profitability has been restated for all prior years to conform to the current-year presentation.

_ Sales and operating profit for 2001 were reduced by the financial impact of Keebler integration activities.

_ Operating profit for 2001 and 2000 included restructuring charges related to implementing our operating principles and preparing Kellogg for the Keebler integration.

_ During 2001, net earnings included an extraordinary loss related to extinguishment of long-term debt and a charge for the cumulative effect of an accounting change.

Reported results are reconciled to adjusted results, as follows:

====================================================================================
Net earnings (millions)                                        Change vs. prior year
------------------------------------------------------------------------------------
                                      2002      2001      2000     2002       2001
------------------------------------------------------------------------------------
Reported consolidated results        $720.9     $473.6   $587.7    52.2%   -19.4%

Restructuring charges, net of credits    --       20.5     64.2

Integration impact                       --       46.2       --

Amortization eliminated by SFAS No. 142  --       85.0      9.6

Extraordinary loss                       --        7.4       --

Cumulative effect of accounting change   --        1.0       --
------------------------------------------------------------------------------------
Adjusted consolidated results        $720.9     $633.7   $661.5    13.8%    -4.2%
====================================================================================


====================================================================================
Net earnings per share                                        Change vs. prior year
------------------------------------------------------------------------------------
                                       2002       2001     2000    2002     2001
------------------------------------------------------------------------------------
Reported basic net earnings
 per share                            $1.77      $1.17    $1.45    51.3%   -19.3%

Dilution impact                        (.02)      (.01)      --
------------------------------------------------------------------------------------
Reported diluted net earnings
 per share                            $1.75      $1.16    $1.45

Restructuring charges, net of credits    --        .05      .16

Integration impact                       --        .11       --

Amortization eliminated by
 SFAS No. 142                            --        .21      .02

Extraordinary loss                       --        .02       --

Cumulative effect of accounting
 change                                  --         --       --
------------------------------------------------------------------------------------
Adjusted consolidated  results        $1.75      $1.55    $1.63    12.9%    -4.9%
====================================================================================


For 2002, the increase in adjusted net earnings per share of $.20 was comprised of $.16 of business growth, $.09 from a reduced effective income tax rate, $.02 from favorable legal settlements during the first


                                                              Kellogg Company 21
quarter, and $.01 from favorable foreign currency movements, partially offset by $.06 from increased interest expense and $.02 related to an increase in diluted shares outstanding versus the prior year.

For 2001, the decrease in adjusted earnings per share of $.08 was primarily the result of $.34 from incremental interest expense, $.17 from a higher effective tax rate, and $.07 from unfavorable foreign currency movements. This was offset by $.50 from business growth, including the results of the Keebler business.

NET SALES AND OPERATING PROFIT

2002 COMPARED TO 2001

The following tables provide an analysis of net sales and operating profit performance for 2002 versus 2001:

==================================================================================================
                                                                   Other
                                  United                Latin    operating            Consoli-
(dollars in millions)             States       Europe  America      (g)    Corporate   dated
--------------------------------------------------------------------------------------------------
2002 NET SALES                   $5,525.4     $1,469.8   $631.1   $677.8      $--    $8,304.1

2001 NET SALES (a)               $4,889.4     $1,360.7   $650.0   $648.3      $--    $7,548.4
--------------------------------------------------------------------------------------------------
% change - 2002 vs. 2001:

  Volume                               .3%          --       .1%    -3.2%      --         -.2%

  Pricing/mix                         3.8%         2.4%     6.6%     5.6%      --         4.2%
--------------------------------------------------------------------------------------------------
SUBTOTAL - INTERNAL BUSINESS          4.1%         2.4%     6.7%     2.4%      --         4.0%

  Integration impact (b)               .4%          --       --       --       --          .2%

  Acquisitions & dispositions (c)     8.5%          --       --       --       --         5.5%

  Foreign currency impact              --          5.6%    -9.6%     2.2%      --          .3%
--------------------------------------------------------------------------------------------------
TOTAL CHANGE                         13.0%         8.0%    -2.9%     4.6%      --        10.0%
==================================================================================================




==================================================================================================
                                                                   Other
                                  United                  Latin  operatinG            Consoli-
(dollars in millions)             States        Europe   America    (g)    Corporated   dated
--------------------------------------------------------------------------------------------------
2002 SEGMENT OPERATING PROFIT    $1,073.0       $252.5   $170.1   $104.0    $(91.5)  $1,508.1
--------------------------------------------------------------------------------------------------
2001 operating profit (d)          $745.5       $245.8   $170.7   $101.6    $(95.7)  $1,167.9

  Restructuring charges (e)          29.5          (.2)     (.1)     1.4       2.7       33.3

  Amortization (f)                  100.5           --       .5       .1       2.5      103.6
--------------------------------------------------------------------------------------------------
2001 SEGMENT OPERATING PROFIT     $ 875.5       $245.6   $171.1   $103.1    $(90.5)  $1,304.8
--------------------------------------------------------------------------------------------------
% change-- 2002 vs. 2001:

  INTERNAL BUSINESS                  10.6%        -3.1%     4.9%    -1.4%    -10.5%       6.4%

  Integration impact (b)              8.7%          --       --       --       9.4%       6.3%

  Acquisitions & dispositions (c)     3.3%          --       --       --        --        2.3%

  Foreign currency impact              --          5.9%    -5.5%     2.2%      -.1%        .6%
--------------------------------------------------------------------------------------------------
TOTAL CHANGE                         22.6%         2.8%     -.6%      .8%     -1.2%      15.6%
==================================================================================================




(a) 2001 net sales restated for the retroactive application of EITF No. 01-09. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

(b) Impact of Keebler integration activities during 2001. Refer to discussion of results of operations in paragraphs following these tables for further information.

(c) Impact of results for the first twelve weeks of 2002 from Keebler Foods Company, acquired in March 2001; and impact of results for the comparable 2001 period subsequent to the April 29, 2002, divestiture of the Bake-Line private label business.

(d) 2001 U.S. operating segment profitability restated for an internal reallocation of overhead between corporate and U.S. operations.

(e) Refer to "Restructuring and other charges" section beginning on page 24 for further information.

(f) Pro forma impact of amortization eliminated by SFAS No. 142. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

(g)  Includes Canada, Australia, and Asia.

During 2002, we achieved strong internal sales growth of 4% on a consolidated basis, resulting primarily from pricing and mix improvements in all operating segments. U.S. net sales in the retail cereal business increased approximately 6% and total international sales increased over 3% in local currencies. Adjusting the prior period to a comparable basis for the impact of acquisitions, divestitures, and Keebler integration activities, U.S. net sales in the retail snacks business increased nearly 1%, as a double-digit increase in sales of our wholesome snack products offset a decline in cookie and cracker sales. We believe this decline was primarily a result of weak consumption in the cookie and cracker categories throughout the year and our decision to cancel an end-of-year sales force incentive in order to improve efficiencies in our direct store door (DSD) delivery system.

During 2002, consolidated and U.S. internal operating profit increased approximately 6% and 11%, respectively. Total international local currency operating profit was approximately even with the prior year, held down by a double-digit increase in marketing investment to drive core market sales growth.

During 2001, sales and operating profit were reduced by the financial impact of Keebler integration activities ("integration impact"). This integration impact consisted primarily of 1) the sales and gross profit effect of lowering trade inventories to transfer our snack foods to Keebler's DSD system during the second quarter, 2) direct costs for employee incentive and retention programs, employee separation and relocation benefits, and consulting contracts, and 3) impairment and accelerated depreciation of software assets being abandoned due to the conversion of our U.S. business to the SAP system. We estimate that these activities reduced net sales by $17.8 million, increased cost of goods sold by $5.6 million, and increased selling, general, and administrative expense by $51.0 million, for a total 2001 operating profit reduction of $74.4 million.

2001 COMPARED TO 2000

The following tables provide an analysis of net sales and operating profit performance for 2001 versus 2000:

================================================================================================
                                                                   Other
                                  United                 Latin   operating          Consoli-
(dollars in millions)             States       Europe   America     (g)   Corporate  dated
------------------------------------------------------------------------------------------------
2001 NET SALES (a)               $4,889.4     $1,360.7   $650.0   $648.3   $  --   $7,548.4

2000 NET SALES (a)               $3,263.6     $1,462.2   $624.3   $716.1   $20.5   $6,086.7

% change - 2001 vs. 2000:

  Volume                               .8%        -6.8%     1.8%    -1.7%     --       -1.4%

  Pricing/mix                         1.9%         4.6%     3.0%     -.7%     --        2.3%
------------------------------------------------------------------------------------------------
SUBTOTAL - INTERNAL BUSINESS          2.7%        -2.2%     4.8%    -2.4%     --         .9%

  Integration impact (b)              -.6%          --       --       --      --        -.3%

  Acquisitions (c)                   47.7%          --       --       .6%     --       25.6%

  Foreign currency impact              --         -4.7%     -.7%    -7.7%     --       -2.2%
------------------------------------------------------------------------------------------------
TOTAL CHANGE                         49.8%        -6.9%     4.1%    -9.5%     --       24.0%
================================================================================================


22 Kellogg Company

================================================================================================
                                                                   Other
                                   United                 Latin  operating          Consoli-
(dollars in millions)              States       Europe   America    (g)  Corporate   dated
------------------------------------------------------------------------------------------------
2001 operating profit (d)          $745.5       $245.8   $170.7   $101.6  $(95.7)  $1,167.9

Restructuring charges (e)            29.5          (.2)     (.1)     1.4     2.7       33.3

Amortization (f)                    100.5           --       .5       .1     2.5      103.6
------------------------------------------------------------------------------------------------
2001 SEGMENT OPERATING PROFIT      $875.5       $245.6   $171.1   $103.1  $(90.5)  $1,304.8
------------------------------------------------------------------------------------------------
2000 operating profit (d)          $659.2       $208.5   $146.5    $60.5  $(84.9)    $989.8

Restructuring charges (e)             2.0         26.7     14.6     28.7    14.5       86.5

Amortization (f)                      9.1           --       .6       --     2.5       12.2
------------------------------------------------------------------------------------------------
2000 SEGMENT OPERATING PROFIT      $670.3       $235.2   $161.7    $89.2  $(67.9)  $1,088.5
------------------------------------------------------------------------------------------------
% change - 2001 vs. 2000:

INTERNAL BUSINESS                    -4.9%         9.9%     5.2%    24.6%   -8.7%       2.5%

Integration impact (b)               -9.9%          --       --       --   -11.4%      -6.8%

Acquisitions (c)                     45.4%          --       --       .6%     --       28.0%

Foreign currency impact                --         -5.5%      .6%    -9.6%  -13.2%      -3.8%
------------------------------------------------------------------------------------------------
TOTAL CHANGE                         30.6%         4.4%     5.8%    15.6%  -33.3%      19.9%
================================================================================================

(a) 2001 and 2000 net sales restated for the retroactive application of EITF No. 01-09. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

(b) Impact of Keebler integration activities during 2001. Refer to page 22 for further information.

(c) Impact of results for applicable portion of 2001 from Keebler Foods Company, acquired in March 2001; Kashi Company, acquired in June 2000, and The Healthy Snack People business, an Australian convenience foods operation, acquired in July 2000.

(d) 2001 and 2000 U.S. operating segment profitability restated for an internal reallocation of overhead between corporate and U.S. operations.

(e) Refer to "Restructuring and other charges" section beginning on page 24 for further information.

(f) Proforma impact of amortization eliminated by SFAS No. 142. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

(g)  Includes Canada, Australia, and Asia.

On an internal business basis, consolidated net sales for 2001 increased nearly 1%, as a 2% increase in U.S. cereal sales to the retail channel was offset by declines in U.S. snack sales and in all international segments except Latin America and Canada. The decline in U.S. snack sales was due primarily to our product rationalization initiative and postponed innovation and marketing support during the integration of this business into the Keebler DSD system. The decline in international sales was driven by the discontinuation of our private-label program in Germany and continued cereal category softness in the United Kingdom and Australia.

On an internal business basis, consolidated operating profit for 2001 grew over 2%. Increased profitability in international businesses offset the impact of the internal sales declines discussed above, as well as the impact of increased marketing investment in the U.S. cereal business and additional sales force hiring and training costs in the United States. In Southeast Asia, operating profit for 2000 was reduced by approximately $14 million in aged inventory write-offs and related expenses as management initiated restructuring actions to refocus certain markets on sustainable growth.

The inclusion of the Keebler business in consolidated results increased our net sales by approximately 25% and segment operating profit by approximately 27% versus the prior year. Assuming we had owned Keebler during the comparable prior-year period, 2001 consolidated net sales (excluding foreign currency and integration impacts) would have been approximately even with the prior year. Similarly, operating profit (excluding Keebler amortization expense, restructuring charges, foreign currency, and integration impacts) would have increased approximately 4%. Keebler's net sales for full-year 2001 (excluding Kellogg snacks integrated into the DSD system) decreased approximately 1% versus the prior year, primarily as a result of our product rationalization initiative, exit of various non-strategic custom manufacturing contracts, and postponement of new product introductions during the integration process.

MARGIN PERFORMANCE

Margin performance is presented in the following table. All results for 2001 and 2000 exclude the impact of restructuring charges and amortization expense that would have been eliminated if SFAS No. 142 had been applied in the prior year. Results for 2001 and 2000 also have been restated for the retroactive application of EITF Issue No. 01-09 (refer to Note 1 within Notes to Consolidated Financial Statements) related to the reclassification of certain promotional expenditures from selling, general, and administrative expense (SGA) to net sales and cost of goods sold.

================================================================================================
                                      SFAS No. 142 adjusted (b)  Change vs. prior year (pts.)
------------------------------------------------------------------------------------------------
                                     2002         2001     2000      2002    2001
------------------------------------------------------------------------------------------------
Gross margin                         45.0%        44.3%    44.2%      .7      .1
SGA% (a)                            -26.8%       -27.0%   -26.3%      .2     -.7
------------------------------------------------------------------------------------------------
Operating margin                     18.2%        17.3%    17.9%      .9     -.6
================================================================================================

(a)  Selling, general, and administrative expense as a percentage of net sales.

(b) Results adjusted for the impact of amortization eliminated by SFAS No. 142. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

The 2002 gross margin improvement was attributable primarily to higher average pricing, improved mix, operating leverage, and cost savings related to the Keebler acquisition. Excluding the impact of premium inserts and other package-related promotional costs recorded in cost of goods sold, our 2002 gross margin would have been 110 basis points higher or 46.1% and our 2001 gross margin would have been 80 basis points higher or 45.1%.

Our 2002 gross margin also was favorably impacted by recognition of a $16.9 million curtailment gain related to a change in certain retiree health care plans, largely offset by asset impairment losses, and costs and asset write-offs associated with various ongoing supply chain efficiency initiatives.
For 2001, the gross margin improvement was attributable to sales of higher-margin Keebler products, cereal price increases in the United States and Europe, and efforts to improve our global sales mix. The gross margin improvement was offset by an increase in SGA%, resulting in an operating margin comparable to the prior year. The higher SGA% was attributable principally to expenditures for marketing programs, U.S. sales force expansion, and improved employee performance incentives.

                                                              Kellogg Company 23

INTEREST EXPENSE

For 2002, gross interest expense, prior to amounts capitalized, increased 11% versus the prior year, due to the extra quarterly period of interest on Keebler acquisition-related debt. The year-over-year increase was minimized due to continuous pay-down of debt balances throughout the year and lower short-term market rates of interest.

For 2001, gross interest expense increased significantly versus the prior year, due primarily to interest expense on debt issued late in the first quarter to finance the Keebler acquisition. (Refer to the "Liquidity and capital resources" section beginning on page 25 for further information.)

================================================================================================
(dollars in millions)                                           Change vs. prior year
------------------------------------------------------------------------------------------------
                                    2002         2001     2000      2002    2001
------------------------------------------------------------------------------------------------
Reported interest expense          $391.2       $351.5   $137.5
Amounts capitalized                   1.0          2.9      5.6
------------------------------------------------------------------------------------------------
Gross interest expense             $392.2       $354.4   $143.1     10.7%  147.7%
================================================================================================

We currently expect reported total year 2003 interest expense to be reduced to approximately $360 million, as we continue to pay down our debt balances.

OTHER INCOME (EXPENSE), NET

Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales. Other income (expense), net for 2002 consists primarily of a $24.7 million credit related to legal settlements, of which $16.5 million was received in the first quarter with the remainder received throughout subsequent quarters. Other income (expense), net for 2000 includes a credit of approximately $12 million related to the 1999 sale of the Lender's Bagels business.

INCOME TAXES

The effective income tax rate for 2001 of 40% reflected the impact of the Keebler acquisition on nondeductible goodwill and the level of U.S. tax on foreign subsidiary earnings. As a result of our adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1 within Notes to Consolidated Financial Statements), goodwill amortization expense -and the resulting impact on the effective income tax rate - has been eliminated in periods subsequent to adoption. Accordingly, the 2002 effective income tax rate was reduced to 37%, which is consistent with pre-2000 historical levels. The 2000 effective income tax rate was unusually low, due to the recognition of $33 million in U.S. research and foreign tax credits.

================================================================================================
Effective income tax rate                                Change vs. prior year (pts.)
------------------------------------------------------------------------------------------------
                                     2002         2001     2000     2002     2001
------------------------------------------------------------------------------------------------
Adjusted (a)                         37.0%        40.0%    31.7%    -3.0     8.3
------------------------------------------------------------------------------------------------
As reported                          37.0%        40.1%    32.3%    -3.1     7.8
================================================================================================

(a) Results for 2001 and 2000 exclude the impact of restructuring charges. Results for 2001 also exclude the impact of extraordinary loss from debt extinguishment and accounting change.

As a result of implementing various foreign and state tax planning initiatives, we currently expect our 2003 consolidated effective tax rate to be reduced to approximately 36%.

RESTRUCTURING AND OTHER CHARGES

Cost of goods sold for 2002 includes a charge of $5.7 million related to our planned divestiture of certain private-label operations in Australia. The charge is comprised principally of an impairment loss to reduce the carrying value of production assets held for sale to estimated fair value less cost to sell. During December 2002, we sold these assets for an amount in excess of the previously estimated fair value, and recorded a credit to cost of goods sold of $2.3 million.

Cost of goods sold for 2002 includes an impairment loss of $5.0 million related to our manufacturing facility in China, representing a decline in real estate market value subsequent to an original impairment loss recognized for this property in 1997. We are now in the process of selling this facility and currently believe the carrying value reflects fair value less cost to sell.

Net earnings for 2001 include an extraordinary loss of $7.4 million, net of tax benefit of $4.2 million $(.02 per share), related to the extinguishment of $400 million of long-term debt. In April 2002, the FASB issued SFAS No. 145, a technical corrections pronouncement which, in part, rescinds SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt." Under SFAS No. 145, generally, debt extinguishments will no longer be classified as extraordinary items. As a result of adopting this standard for our 2003 fiscal year, the extraordinary loss for 2001 will be reclassified to conform to the presentation for 2003 and subsequent years.

On January 1, 2001, we adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." During 2001, we recorded a charge to earnings of $1.0 million, net of tax benefit of $.6 million, and a charge to other comprehensive income of $14.9 million, net of tax benefit of $8.6 million, in order to recognize the fair value of derivative instruments as either assets or liabilities on the balance sheet.

As discussed in the "Overview" section on page 21, during 2000 and 2001 we undertook significant restructuring actions to align resources with our growth strategy. The incremental costs of these actions were reported as restructuring charges during these years.

Operating profit for 2001 includes net restructuring charges of $33.3 million $(20.5 million after tax or $.05 per share), comprised of charges of $48.3 million and credits of $15.0 million. The charges are related to preparing Kellogg for the Keebler integration and continued actions supporting our growth strategy in the United States and Southeast Asia. Approximately 70% of these charges were comprised of asset write-offs, with the remainder consisting of employee severance and other cash costs. The credits result from adjustments to various restructuring and asset disposal reserves associated with the completion of numerous multi-year initiatives.

Operating profit for 2000 includes restructuring charges of $86.5 million $(64.2 million after tax or $.16 per share), consisting of $65.2 million for actions in various locations supporting our growth strategy and $21.3 million for a supply chain efficiency initiative in Europe.



24 Kellogg Company

Approximately one-half of the charges were comprised of asset write-offs with the remainder consisting principally of cash costs for involuntary employee separation benefits.

Total cash outlays incurred for restructuring programs were approximately $8 million in 2002, $35 million in 2001, and $68 million in 2000. At the end of 2002, all restructuring programs were complete and remaining reserves of $1.4 million consisted solely of long-term contractual obligations for severance. Refer to Note 3 within Notes to Consolidated Financial Statements for further information.

In July 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal," which is effective for exit or disposal activities initiated after December 31, 2002, with early application encouraged. We have adopted SFAS No. 146 for our 2003 fiscal year.

This statement is intended to achieve consistency in timing of recognition between exit costs, such as one-time employee separation benefits and contract termination payments, and all other costs. Under pre-existing literature, certain costs associated with exit activities were recognized when management committed to a plan. Under SFAS No. 146, costs are recognized when a liability has been incurred under general concepts. For instance, under pre-existing literature, plant closure costs would be accrued at the plan commitment date. Under SFAS No. 146, these costs would be recognized as closure activities are performed. These provisions could be expected to have the general effect of delaying recognition of certain costs related to restructuring programs. However, we do not currently expect adoption of this standard to have a significant impact on our 2003 financial results.

KEEBLER ACQUISITION

On March 26, 2001, we acquired Keebler Foods Company in a cash transaction valued at $4.56 billion. The acquisition was accounted for under the purchase method and was financed through a combination of short-term and long-term debt.

The final purchase price allocation includes $71.3 million of liabilities related to our plans, as of the acquisition date, to exit certain activities and operations of the acquired company. Cash outlays related to these exit plans were approximately $28 million in 2001 and approximately $24 million in 2002, with the remaining amounts to be spent principally during 2003.

Our exit plans are being announced as individual initiatives are implemented. In August 2002, we announced plans to consolidate certain functions in Battle Creek, Michigan, primarily research, technology, and financial services. As a result, approximately 70 positions in Elmhurst, Illinois, were relocated or eliminated. During November 2002, we commenced the process of consolidating ice cream cone and pie crust manufacturing operations from several facilities to a single facility in Chicago, Illinois. Other major initiatives begun in 2002 included the reconfiguration of Keebler's DSD system in the southeastern United States to accommodate Kellogg snack product volume, which has resulted in early termination of leases on approximately 100 small vans and separation of approximately 85 sales representatives and support personnel.

Exit plans implemented during 2001 included separation of approximately 90 Keebler administrative employees and the closing of a bakery in Denver, Colorado, eliminating approximately 440 employee positions. During June 2001, we communicated plans to transfer portions of Keebler's Grand Rapids, Michigan, bakery production to other plants in the United States during the next 12 months. As a result, approximately 150 employee positions were eliminated, partly through a voluntary retirement program.

During April 2002, we sold certain assets of Keebler's Bake-Line private-label unit, including a bakery in Marietta, Oklahoma, to Atlantic Baking Group, Inc. for approximately $65 million in cash and a $10 million note to be paid at a later date. In January 2003, we sold additional private-label operations for approximately $14 million in cash. For both of these transactions, the carrying value of net assets sold, including allocated goodwill, approximated the net sales proceeds.

LIQUIDITY AND CAPITAL RESOURCES

For 2002, net cash provided by operating activities was $999.9 million, compared to $1.13 billion in the prior-year period. Operating cash flow for 2002 declined slightly versus the prior year, due to a significant year-over-year increase in employee benefit plan contributions. Excluding the after-tax impact of December 2002 voluntary contributions of approximately $254 million, our 2002 operating cash flow would have exceeded the 2001 level by approximately $121 million, buoyed by operating profit growth and strong "core working capital" (trade receivables and inventory, less trade payables) management. Core working capital as a percentage of sales continued to improve versus the prior year. For 2002, average core working capital represented 8.8% of net sales, versus 9.9% for 2001.

Expenditures during 2002 for property additions were $253.5 million, which represented 3.1% of current-year net sales compared with 3.7% in 2001. For 2003, expenditures for property additions are currently expected to remain at approximately 3% of net sales.

Our measure of full-year 2002 cash flow (defined as net cash provided by operating activities reduced by expenditures for property additions) was $746.4 million and, excluding the after-tax impact of aforementioned year-end voluntary benefit plan contributions, would have been approximately one billion dollars. As a result of this stronger-than-expected cash flow, in December 2002, we made voluntary contributions to several of our major U.S. and U.K. pension and health care plans, totaling $370 million on a pretax basis. Despite these contributions, several of our pension plans experienced shortfalls in market values of trust assets versus the year-end 2002 accounting measurement of accumulated obligation. As a result of this condition, we were required to record on our year-end 2002 balance



                                                              Kellogg Company 25
sheet a reduction in equity of approximately $306 million. This adjustment had no effect on our earnings, nor our ability to meet current debt covenants and maintain current debt ratings, and is not expected to affect our liquidity or capital resources.

Primarily to offset dilution from outstanding employee stock options, our Board of Directors authorized management to repurchase up to $150 million of Kellogg common stock during 2002. Under this authorization, we paid $101 million during 2002 to repurchase approximately 3.1 million shares. The Board has authorized management to repurchase up to $250 million of stock during 2003 to offset or partially offset issuances under employee benefit programs.

Subsequent to the Keebler acquisition in March 2001, we have repaid over one billion dollars of debt incurred for this purpose, which reduced our commercial paper program to approximately 2% of our total debt balance by mid-2002. During September 2002, we issued $400 million of U.S. commercial paper and redeemed $300.7 million of fixed rate Notes due April 2003. As of December 28, 2002, we had entered into forward interest rate contracts to fix the Treasury component of the coupon rate on $200 million notional amount of long-term debt to be issued in 2003, as a replacement for other maturing debt. At year-end 2002, these contracts were unfavorable to market by approximately 25 basis points.

We believe that we will be able to meet our interest and principal repayment obligations and maintain our debt covenants for the foreseeable future, while still meeting our operational needs through our strong cash flow, our program of issuing commercial paper, and maintaining credit facilities on a global basis. Our significant long-term debt issues do not contain acceleration of maturity clauses that are dependent on credit ratings. A change in our Company's credit ratings could limit its access to the U.S. commercial paper market and/or increase the cost of refinancing long-term debt in the future. However, even under these circumstances, we would continue to have access to our credit facilities, which are in amounts sufficient to cover the outstanding commercial paper balance and debt principal repayments through 2003.

OFF-BALANCE SHEET ARRANGEMENTS AND OTHER OBLIGATIONS
OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements are generally limited to future payments under noncancelable operating leases totaling approximately $302 million at year-end 2002, residual value guarantees and secondary liabilities on operating leases of approximately $14 million, and third party loan guarantees as discussed in the following paragraph.

Our Keebler subsidiary is guarantor on loans to independent contractors for the purchase of DSD route franchises. At year-end 2002, there were total loans outstanding of $14.1 million to 526 franchisees. Related to this arrangement, our Company has established a five-year renewable loan facility and servicing arrangement up to $15.0 million with a financial institution. We have the right to revoke and resell the route franchises in the event of default or any other breach of contract by franchisees. Revocations have been infrequent. Our maximum potential future payments under these guarantees are limited to the outstanding loan principal balance plus unpaid interest. At December 28, 2002, we had not recorded any liability related to this arrangement.

During December 2002, the FASB issued Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation clarifies the requirement for recognition of a liability by a guarantor at the inception of the guarantee, based on the fair value of the non-contingent obligation to perform. This interpretation must be applied prospectively to guarantees entered into or modified after December 31, 2002. Accordingly, we will recognize the fair value of guarantees associated with new loans to DSD route franchisees issued beginning in 2003. These amounts are expected to be insignificant.

During January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities." Under previous practice, entities were included in consolidated financial statements based on controlling voting interests. Under this interpretation, previously unconsolidated entities (often referred to as "special purpose entities") will be included in the consolidated financial statements of the "primary beneficiary" as a result of non-voting financial interests which are established through contractual or other means. For variable interest entities created after January 31, 2003, this interpretation is effective immediately. For any pre-existing variable interest entities, this interpretation would be effective beginning with our Company's fiscal 2003 third quarter. We continue to examine this new literature, but do not currently believe it will be applicable to any existing financial arrangement of our Company.

CONTRACTUAL OBLIGATIONS

The following table summarizes future estimated cash payments to be made under existing long-term contractual obligations. Further information on debt obligations is contained in Note 7 of Notes to Consolidated Financial Statements. Further information on lease obligations is contained in Note 6.


============================================================================================
Contractual obligations                            Payments due by period
                               -------------------------------------------------------------
                                                                                   2008 and
(millions)                        Total         2003     2004-2005    2006-2007     beyond
--------------------------------------------------------------------------------------------
Long-term debt (a)               $8,869.5     $1,097.4   $1,419.9     $1,476.1     $4,876.1

Capital leases                        7.0          1.5        3.3          2.2           --

Operating leases                    301.6         92.0       94.3         62.0         53.3

Other long-term (b)                 171.7         60.3      101.4         10.0           --

Total                            $9,349.8     $1,251.2   $1,618.9     $1,550.3     $4,929.4
============================================================================================

(a) Includes interest payments on significant fixed rate debt issuances outstanding at December 28, 2002.

(b) Consists principally of minimum annual payments under long-term co-marketing agreements. Certain of these agreements also define minimum activity levels of an unspecified dollar amount for packaging innovation, advertising, and promotion, for which we have estimated and included the fixed cost component in the amounts above.


26 Kellogg Company

CONTINGENT OBLIGATIONS

Our Company has provided various representations, warranties, and other standard indemnifications in agreements to sell business assets or lease facilities over the past several years. Additionally, our Company is involved in various claims, including environmental and employment matters, arising in the ordinary course of business. We do not believe that any of these commitments or contingencies represents material adverse exposures to our Company's financial position or future results.

SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are discussed in Note 1 of Notes to Consolidated Financial Statements. Our critical accounting policies, which require significant judgments and estimates, are generally limited to those governing the amount and timing of recognition of consumer promotional expenditures and the assessment of the carrying value of goodwill and other intangible assets.

Our promotional activities are conducted either through the retail trade or directly with consumers and involve in-store displays; feature price discounts on our products; consumer coupons, contests, and loyalty programs; and similar activities. The costs of these activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual redemptions are normally insignificant and recognized as a change in management estimate in a subsequent period. However, as our Company's total promotional expenditures represented nearly 30% of 2002 net sales, the likelihood exists of materially different reported results if different assumptions or conditions were to prevail.

Beginning in 2002, we follow SFAS No. 142 in evaluating impairment of goodwill and other intangible assets. Under this standard, goodwill impairment testing first requires a comparison between the carrying value and fair value of a reporting unit with associated goodwill. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. The fair value of a reporting unit is based primarily on our assessment of profitability multiples likely to be achieved in a theoretical sale transaction. Similarly, impairment testing of other intangible assets requires a comparison of carrying value to fair value of that particular asset. Fair values of non-goodwill intangible assets are based primarily on projections of future cash flows to be generated from that asset. For instance, cash flows related to a particular trademark would be based on a projected royalty stream attributable to branded product sales. These estimates are made using various inputs including historical data, current and anticipated market conditions, management plans, and market comparables. At December 28, 2002, intangible assets, net, were $5.1 billion, consisting primarily of goodwill, trademarks, and DSD delivery system associated with the Keebler acquisition. While we currently believe that the fair value of all of our intangibles exceeds carrying value, materially different assumptions regarding future performance of our snacks business could result in significant impairment losses.

FUTURE OUTLOOK

As we begin 2003, our Company faces several important challenges, including:

_    higher employee benefits expense;

_ significant increases in the prices of certain grains, cocoa, and packaging;

_ increased cost and reduced availability of certain types of insurance such as product recall and tampering, and earthquake;

_    economic volatility in Latin America; and

_ a fundamental change in strategy for our snacks business as discussed further below.

Despite these challenges, our Company should be able to generate high single-digit earnings per share growth for 2003, excluding the impact of favorable legal settlements in the first quarter of 2002. We believe these cost increases and risks can be largely offset with pricing and mix improvements, a series of supply chain productivity initiatives, and the momentum in operating performance and cash flow expansion we established in 2002.

Regarding our snacks business, we are in the process of restructuring this business for the next phase of its life cycle. This restructuring entails a change from an "acquire-and-integrate strategy" followed successfully by Keebler prior to our acquisition of that company, to a strategy of sustainable, organic growth. Although we believe we are executing well, the success of this new strategy depends on our ability to enhance brand-building capabilities both in consumer marketing and innovation, requiring considerable changes in processes and personnel. As we accelerate this transition during 2003, we plan to make significant investments in this business.

Despite significant benefit plan contributions in 2002, we expect to experience double-digit increases in employee pension and health care expense during 2003, attributable principally to rapidly rising U.S. health care costs, the impact of changes in several actuarial assumptions versus 2002, and amortization of experience losses.

Based on recent and projected market conditions, we have decided to reduce our long-term rate of return on major plan assets from 10.5% to 9.3% for 2003. To review our long-term rate of return on an annual basis, we work with third party financial consultants to model expected returns over a 20-year investment horizon with respect to the investment mix of our major plans, which currently consist of approximately 70% equities, 15% investment grade bonds, and 15% high-yielding bonds and other investments. The return assumptions used reflect a


                                                              Kellogg Company 27
combination of rigorous historical performance analysis and forward-looking views of the financial markets as indicated by yields on long-term bonds and price-earnings ratios of the major stock market indices. With respect to our investment mix, the simulations of this model during 2002 resulted in a mean return of 8.5% and a 75th percentile return of 10.4%. This model does not incorporate a premium for active management of trust investments which, according to our historical analysis, is expected to add at least 100 basis points to the long-term performance of our plan assets versus the mean return of the model. Taking into account this premium, we currently believe that 9.3% is an appropriate reflection of the expected long-term performance of our trust investments. Any future variance between the assumed and actual rates of return on our plan assets is currently expected to have an insignificant impact on our earnings for any particular year, due to our election to determine fair value of plan assets based on calculated value over a five-year period and the process of amortizing experience gains and losses using a declining-balance method over the average remaining service period of active employees. For instance, a 100 basis point shortfall in actual versus assumed performance of all of our plan assets in year one would result in an arising experience loss of approximately $20 million. The unfavorable impact on earnings in year two would be less than $2 million. Approximately 80% of this experience loss would be recovered through earnings at the end of year 20.

In addition to reducing the asset return rate, we also addressed the health care cost trend rates and discount rates applicable to the year-end 2002 plan valuations. While our initial trend rate for 2003 of 8% is consistent with our recent experience, we have decided to increase our ultimate assumed cost trend rate for U.S. retiree health care benefits from 4.5% to 5%, based on current economic views on long-term health care cost inflation. Lastly, based on prevailing rates on high quality debt securities, we reduced the discount rate used to measure our year-end 2002 plan obligations by at least 25 basis points in most of our major jurisdictions, which include the United States, United Kingdom, and Canada. Our global weighted average discount rate at year-end 2002 was 6.6% versus 7% at year-end 2001.

Due primarily to stock market declines over the past several years, we have experienced shortfalls in actual versus expected performance of trust investments. Combined with the unfavorable impact of falling interest rates on measurement of our benefit obligations during the same time period, we have accumulated significant experience losses, which must be amortized as a component of benefits expense in future years. For 2003, we currently expect incremental amortization of approximately $20 million. Assuming actual future experience is consistent with our current assumptions, incremental amortization of accumulated experience losses during each of the next several years would be approximately equivalent to the 2003 amount.

FORWARD-LOOKING STATEMENTS

Our Management's Discussion and Analysis, and other parts of this Annual Report contain "forward-looking statements" with projections concerning, among other things, our strategy and plans; growth, margins, and profitability; products and promotions; exit plans and costs related to the Keebler acquisition; the impact of accounting changes; our ability to meet interest and debt principal repayment obligations; future common stock repurchases; effective income tax rate; cash flow; working capital; property addition expenditures; interest expense, commodity prices, health care and pension costs; and realizability of the carrying value of intangibles and other assets. Forward-looking statements include predictions of future results or activities and may contain the words "expect," "believe," "will," "will deliver," "anticipate," "project," "should," or words or phrases of similar meaning. Our actual results or activities may differ materially from these predictions. In particular, future results or activities could be affected by factors related to the Keebler acquisition, including integration problems, failures to achieve savings, unanticipated liabilities, and the substantial amount of debt incurred to finance the acquisition, which could, among other things, hinder our ability to adjust rapidly to changing market conditions, make us more vulnerable in the event of a downturn, and place us at a competitive disadvantage relative to less-leveraged competitors. In addition, our future results could be affected by a variety of other factors, including:

_    competitive conditions in our markets;

_    marketing spending levels and pricing actions of competitors;

_ the impact of competitive conditions, marketing spending, and/or incremental pricing actions on actual volumes and product mix;

_    effectiveness of advertising and marketing spending or programs;

_    the success of innovations and new product introductions;

_    the availability of and interest rates on short-term financing;

_    actual market performance of benefit plan trust investments;

_ the levels of spending on systems initiatives, properties, business opportunities, integration of acquired businesses, and other general and administrative costs;

_    commodity prices and labor costs;

_    changes in consumer behavior and preferences;

_    changes in U.S. or foreign regulations affecting the food industry;

_    the success of productivity improvements;

_    the success of business transitions;

_ U.S. and foreign economic conditions, including currency conversion controls and rate fluctuations;

_    legal factors; and,

_ business disruption or other losses from terrorist acts or political unrest, or responses to them.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them.


28 Kellogg Company

KELLOGG COMPANY AND SUBSIDIARIES

SELECTED FINANCIAL DATA
(in millions, except per share data and number of employees)
====================================================================================================================================
                                                             2002            2001            2000            1999            1998
------------------------------------------------------------------------------------------------------------------------------------
OPERATING TRENDS

Net sales (d)                                           $   8,304.1     $   7,548.4     $   6,086.7     $   6,156.5     $   6,110.5

Gross profit as a % of net sales (d)                           45.0%           44.2%           44.1%           45.2%           45.3%

Depreciation                                                  346.9           331.0           275.6           273.6           261.8

Amortization                                                    1.5           107.6            15.0            14.4            16.3

Advertising expense                                           588.7           519.2           604.2           674.1           695.3

Research and development expense                              106.4           110.2           118.4           104.1           121.9

Operating profit (a) (e)                                    1,508.1         1,167.9           989.8           828.8           895.1

Operating profit as a % of net sales                           18.2%           15.5%           16.3%           13.5%           14.6%

Interest expense                                              391.2           351.5           137.5           118.8           119.5

Earnings before extraordinary loss and
  cumulative effect of accounting change (a) (b) (e)          720.9           482.0           587.7           338.3           502.6

Average shares outstanding:

  Basic                                                       408.4           406.1           405.6           405.2           407.8

  Diluted                                                     411.5           407.2           405.8           405.7           408.6

Earnings per share before extraordinary loss and

  cumulative effect of accounting change (a) (b) (e):

  Basic                                                        1.77            1.19            1.45             .83            1.23

  Diluted                                                      1.75            1.18            1.45             .83            1.23
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW TRENDS

Net cash provided from operating activities             $     999.9     $   1,132.0     $     880.9     $     795.2     $     719.7

Capital expenditures                                          253.5           276.5           230.9           266.2           373.9

Net cash provided from operating activities
  reduced by capital expenditures                             746.4           855.5           650.0           529.0           345.8

Net cash used in investing activities                        (188.8)       (4,143.8)         (379.3)         (244.2)         (398.0)

Net cash provided from (used in) financing activities        (944.4)        3,040.2          (441.8)         (527.6)         (358.3)

Interest coverage ratio (c)                                     4.8             4.5             9.4             7.9             9.9
------------------------------------------------------------------------------------------------------------------------------------
CAPITAL STRUCTURE TRENDS

Total assets                                            $  10,219.3     $  10,368.6     $   4,886.0     $   4,808.7     $   5,051.5

Property, net                                               2,840.2         2,952.8         2,526.9         2,640.9         2,888.8

Short-term debt                                             1,197.3           595.6         1,386.3           521.5           621.5

Long-term debt                                              4,519.4         5,619.0           709.2         1,612.8         1,614.5

Shareholders' equity                                          895.1           871.5           897.5           813.2           889.8
------------------------------------------------------------------------------------------------------------------------------------
SHARE PRICE TRENDS

Stock price range                                       $     29-37    $      25-34     $     21-32     $     30-42     $     30-50

Cash dividends per common share                               1.010           1.010            .995            .960            .920
------------------------------------------------------------------------------------------------------------------------------------
Number of employees                                          25,676          26,424          15,196          15,051          14,498
====================================================================================================================================



(a) Operating profit for 2001 includes restructuring charges, net of credits, of $33.3 ($20.5 after tax or $.05 per share). Operating profit for 2000 includes restructuring charges of $86.5 ($64.2 after tax or $.16 per share). Operating profit for 1999 includes restructuring charges of $244.6 ($156.4 after tax or $.40 per share). Earnings before extraordinary loss and accounting change for 1999 include disposition-related charges of $168.5 ($111.5 after tax or $.27 per share). Operating profit for 1998 includes restructuring charges of $70.5 ($46.3 after tax or $.12 per share). Refer to Management's Discussion and Analysis beginning on page 24 and Note 3 within Notes to Consolidated Financial Statements for further explanation of charges for years 2000-2001.

(b) Earnings before extraordinary loss and cumulative effect of accounting change for 2001 exclude the effect of a charge of $7.4 after tax ($.02 per share) for extinguishment of debt and a charge of $1.0 after tax to adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities".

(c) Interest coverage ratio is calculated based on earnings before interest expense, income taxes, depreciation, and amortization, divided by interest expense.

(d) 1998-2001 net sales restated for the retroactive application of EITF No. 01-09. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

(e) Results for 2001 include $103.6 ($85.0 after tax or $.21 per share) of amortization which has been eliminated by SFAS No. 142 on a pro forma basis. Amortization in pre-2001 years was insignificant. Refer to Note 1 for further information.


                                                              Kellogg Company 29

KELLOGG COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF EARNINGS
====================================================================================================================================
(millions, except per share data)                                                      2002           2001           2000
------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                          $   8,304.1   $   7,548.4    $   6,086.7
------------------------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                                                     4,569.0       4,211.4        3,401.7

Selling, general, and administrative expense                                           2,227.0       2,135.8        1,608.7

Restructuring charges                                                                   --              33.3           86.5
------------------------------------------------------------------------------------------------------------------------------------
OPERATING PROFIT                                                                   $   1,508.1   $   1,167.9    $     989.8
------------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                         391.2         351.5          137.5

Other income (expense), net                                                               27.4         (12.3)          15.4
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES, EXTRAORDINARY LOSS,
  AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                       $   1,144.3   $     804.1    $     867.7

Income taxes                                                                             423.4         322.1          280.0
------------------------------------------------------------------------------------------------------------------------------------
EARNINGS BEFORE EXTRAORDINARY LOSS AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                           $     720.9   $     482.0    $     587.7
------------------------------------------------------------------------------------------------------------------------------------
Extraordinary loss (net of tax)                                                         --              (7.4)        --

Cumulative effect of accounting change (net of tax)                                     --              (1.0)        --
------------------------------------------------------------------------------------------------------------------------------------
NET EARNINGS                                                                       $     720.9   $     473.6    $     587.7
------------------------------------------------------------------------------------------------------------------------------------
PER SHARE AMOUNTS:

Earnings before extraordinary loss and cumulative effect of accounting change:

  Basic                                                                            $      1.77   $      1.19    $      1.45

  Diluted                                                                                 1.75          1.18           1.45

Net earnings:

  Basic                                                                                   1.77          1.17           1.45

  Diluted                                                                                 1.75          1.16           1.45
====================================================================================================================================


====================================================================================================================================
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
====================================================================================================================================


                                                                                                   Accumulated
                                                                                                       other      Total     Total
                                     Common stock     Capital in               Treasury stock        comprehen-   share-  comprehen-
                                   ----------------   excess of  Retained    ------------------         sive     holders     sive
(millions)                         shares    amount   par value  earnings    shares      amount        income     equity   income
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2000            415.5    $103.8    $104.5    $1,317.2     10.0     ($ 380.9)     ($ 331.4)   $ 813.2

Net earnings                                                        587.7                                          587.7    $ 587.7

Dividends                                                          (403.9)                                        (403.9)

Other comprehensive income                                                                             (103.9)   (103.9)    (103.9)

Stock options exercised and other                       (2.5)                 (.2)          6.9                      4.4
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000          415.5    $103.8    $102.0    $1,501.0      9.8     ($ 374.0)     ($ 435.3)   $ 897.5    $ 483.8
                                                                                                                            --------
Net earnings                                                        473.6                                          473.6      473.6

Dividends                                                          (409.8)                                        (409.8)

Other comprehensive income                                                                             (116.1)    (116.1)    (116.1)

Stock options exercised and other                       (10.5)        (.1)    (1.0)        36.9                     26.3
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001          415.5    $103.8    $ 91.5    $1,564.7      8.8     ($ 337.1)     ($ 551.4)   $ 871.5    $ 357.5
                                                                                                                            --------
Common stock repurchases                                                       3.1       (101.0)                  (101.0)

Net earnings                                                        720.9                                          720.9      720.9

Dividends                                                          (412.6)                                        (412.6)

Other comprehensive income                                                                             (302.0)    (302.0)    (302.0)

Stock options exercised and other                       (41.6)                (4.3)       159.9                    118.3
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 28, 2002          415.5    $103.8    $ 49.9    $1,873.0      7.6      ($278.2)      ($853.4)    $895.1     $418.9
====================================================================================================================================


Refer to Notes to Consolidated Financial Statements.



30 Kellogg Company

KELLOGG COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET
====================================================================================================================
(millions, except share data)                                                                2002               2001
--------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                             $     100.6        $     231.8
Accounts receivable, net                                                                    741.0              762.3
Inventories                                                                                 603.2              574.5
Other current assets                                                                        318.6              333.4
--------------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT ASSETS                                                              $   1,763.4        $   1,902.0
--------------------------------------------------------------------------------------------------------------------
PROPERTY, NET                                                                             2,840.2            2,952.8
OTHER ASSETS                                                                              5,615.7            5,513.8
--------------------------------------------------------------------------------------------------------------------
    TOTAL ASSETS                                                                      $  10,219.3        $  10,368.6
====================================================================================================================
CURRENT LIABILITIES
Current maturities of long-term debt                                                  $     776.4        $      82.3
Notes payable                                                                               420.9              513.3
Accounts payable                                                                            619.0              577.5
Other current liabilities                                                                 1,198.6            1,034.5
--------------------------------------------------------------------------------------------------------------------
    TOTAL CURRENT LIABILITIES                                                         $   3,014.9        $   2,207.6
--------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT                                                                            4,519.4            5,619.0
OTHER LIABILITIES                                                                         1,789.9            1,670.5
SHAREHOLDERS' EQUITY
Common stock, $.25 par value, 1,000,000,000 shares authorized
    Issued: 415,451,198 shares in 2002 and 2001                                             103.8              103.8
Capital in excess of par value                                                               49.9               91.5
Retained earnings                                                                         1,873.0            1,564.7
Treasury stock at cost:
    7,598,923 shares in 2002 and 8,840,028 shares in 2001                                  (278.2)            (337.1)
Accumulated other comprehensive income                                                     (853.4)            (551.4)
--------------------------------------------------------------------------------------------------------------------
    TOTAL SHAREHOLDERS' EQUITY                                                        $     895.1        $     871.5
--------------------------------------------------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        $  10,219.3        $  10,368.6
====================================================================================================================

Refer to Notes to Consolidated Financial Statements.



                                                              Kellogg Company 31

KELLOGG COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
===========================================================================================================
(millions)                                                                   2002          2001        2000
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                             $  720.9    $    473.6    $  587.7
Adjustments to reconcile net earnings to operating cash flows:
    Depreciation and amortization                                           348.4         438.6       290.6
    Deferred income taxes                                                   111.2          71.5        (1.4)
    Restructuring charges, net of cash paid                                     -          31.2        62.5
    Other                                                                      .7         (66.0)       (1.2)
Pension and other postretirement benefit contributions                     (446.6)        (76.3)      (84.3)
Changes in operating assets and liabilities                                 265.3         259.4        27.0
-----------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED FROM OPERATING ACTIVITIES                          $  999.9    $  1,132.0    $  880.9
-----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to properties                                                 ($  253.5)  ($    276.5)  ($  230.9)
Acquisitions of businesses                                                   (2.2)     (3,858.0)     (137.2)
Dispositions of businesses                                                   60.9             -           -
Property disposals                                                            6.0          10.1         4.8
Other                                                                           -         (19.4)      (16.0)
-----------------------------------------------------------------------------------------------------------
    NET CASH USED IN INVESTING ACTIVITIES                               ($  188.8)  ($  4,143.8)  ($  379.3)
-----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Net increase (reduction) of notes payable, with maturities less than    ($  226.2)  ($    154.0)   $  290.5
  or equal to 90 days
Issuances of notes payable, with maturities greater than 90 days            354.9         549.6         3.5
Reductions of notes payable, with maturities greater than 90 days          (221.1)       (365.6)     (331.6)
Issuances of long-term debt                                                     -       5,001.4           -
Reductions of long-term debt                                               (439.3)     (1,608.4)       (4.8)
Net issuances of common stock                                               100.9          26.4         4.5
Common stock repurchases                                                   (101.0)            -           -
Cash dividends                                                             (412.6)       (409.8)     (403.9)
Other                                                                           -            .6           -
-----------------------------------------------------------------------------------------------------------
    NET CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES               ($  944.4)   $  3,040.2   ($  441.8)
-----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                       2.1          (1.0)       (6.0)
-----------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                        ($  131.2)   $     27.4    $   53.8
Cash and cash equivalents at beginning of year                              231.8         204.4       150.6
-----------------------------------------------------------------------------------------------------------
    CASH AND CASH EQUIVALENTS AT END OF YEAR                             $  100.6    $    231.8    $  204.4
===========================================================================================================

Refer to Notes to Consolidated Financial Statements.


32 Kellogg Company

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

PROPERTY AND OTHER LONG-LIVED ASSETS

Fixed assets are recorded at cost and depreciated over estimated useful lives using straight-line methods for financial reporting and accelerated methods for tax reporting. Cost includes an amount of interest associated with significant capital projects.

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for Impairment or Disposal of Long-lived Assets" on January 1, 2002. This standard is generally effective for the Company on a prospective basis. SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. Significant changes include 1) establishing criteria beyond those previously specified in existing literature for determining when a long-lived asset is held for sale, and 2) requiring that the depreciable life of a long-lived asset to be abandoned is revised. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than only a segment of a business).

GOODWILL AND OTHER INTANGIBLE ASSETS

The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. This standard provides accounting and disclosure guidance for acquired intangibles. Under this standard, goodwill and "indefinite-lived" intangibles are no longer amortized, but are tested at least annually for impairment. Goodwill impairment testing first requires a comparison between the carrying value and fair value of a reporting unit, including goodwill allocated to it. If carrying value exceeds fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between carrying value and implied fair value of goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination. Impairment testing for non-amortized intangibles requires a comparison between the fair value and carrying value of the intangible asset. If carrying value exceeds fair value, the intangible is considered impaired and is reduced to fair value. The Company uses various market valuation techniques to determine fair value of goodwill and other intangible assets, primarily discounted cash flow models and profitability-based multiples. Transitional impairment tests of goodwill and non-amortized intangibles were required to be performed upon adoption of SFAS No. 142, with any recognized impairment loss reported as the cumulative effect of an accounting change in the first period of adoption. The Company was not required to recognize any impairment losses under these transitional tests.

SFAS No. 142 also provides separability criteria for recognizing intangible assets apart from goodwill. Under these provisions, assembled workforce is no longer considered a separate intangible. Accordingly, effective January 1, 2002, the Company reclassified approximately $46 million from other intangibles to goodwill. Refer to Note 15 for further information on the Company's goodwill and other intangible assets.

For periods prior to 2002, intangible assets were amortized on a straight-line basis over the estimated periods benefited, generally 40 years for goodwill and periods ranging from 5 to 40 years for other intangible assets. The realizability of goodwill and other intangibles was evaluated periodically when events or circumstances indicated a possible inability to recover the carrying amount. Evaluation was based on undiscounted cash flow projections over the remaining life of the asset. An excess of carrying value over cash flows resulted in recognition of an impairment loss. The amount of the loss was based on the difference between carrying value and fair value of the asset, as measured by market comparables or discounted cash flows in the absence of market data.

REVENUE RECOGNITION AND MEASUREMENT

The Company recognizes sales upon delivery of its products to customers net of applicable provisions for discounts, returns, and allowances.

Beginning January 1, 2002, the Company has applied the consensus reached by the Emerging Issues Task Force (EITF) of the FASB in Issue No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." Under this consensus, generally, cash consideration is classified as a reduction of revenue, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration. Non-cash consideration is classified as a cost of sales.




                                                              Kellogg Company 33

As a result of applying this consensus, the Company has reclassified promotional payments to its customers and the cost of consumer coupons and other cash redemption offers from selling, general, and administrative expense (SGA) to net sales. The Company has reclassified the cost of promotional package inserts and other non-cash consideration from SGA to cost of goods sold. Prior-period financial statements have been reclassified to comply with this guidance.

ADVERTISING

The costs of advertising are generally expensed as incurred and are classified within SGA.

STOCK COMPENSATION

The Company follows Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options and other stock-based compensation. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. As permitted, the Company has elected to adopt the disclosure provisions only of SFAS No. 123 "Accounting for Stock-Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure." Refer to Note 8 for further information.

DERIVATIVES AND HEDGING TRANSACTIONS

The Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. This statement requires all derivative instruments to be recorded on the balance sheet at fair value and establishes criteria for designation and effectiveness of hedging relationships. Upon adoption, the Company reported a charge to earnings of $1.0 million (net of tax benefit of $.6 million) and a charge to other comprehensive income of $14.9 million (net of tax benefit of $8.6 million) in order to recognize the fair value of derivative instruments as either assets or liabilities on the balance sheet. The charge to earnings relates to the component of the derivative instruments' net loss that has been excluded from the assessment of hedge effectiveness. Refer to Note 12 for further information.

For periods prior to 2001, the Company accounted for derivatives and hedging transactions in a manner similar to the provisions of SFAS No. 133, except that
1) unrealized gains and losses related to hedges of forecasted transactions were deferred as assets or liabilities rather than included in other comprehensive income, and 2) the fair values of certain financial derivatives such as interest rate swaps were carried off-balance sheet.

RECENTLY ISSUED PRONOUNCEMENTS

Accounting for exit costs

The Company has adopted SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal," with respect to exit or disposal activities initiated after December 31, 2002. This statement is intended to achieve consistency in timing of recognition between exit costs, such as one-time employee separation benefits and contract termination payments, and all other costs. Under pre-existing literature, certain costs associated with exit activities were recognized when management committed to a plan. Under SFAS No. 146, costs are recognized when a liability has been incurred under general concepts. For instance, under pre-existing literature, plant closure costs would be accrued at the plan commitment date. Under SFAS No. 146, these costs would be recognized as closure activities are performed. These provisions could be expected to have the general effect of delaying recognition of certain costs related to restructuring programs. However, management does not currently expect adoption of this standard to have a significant impact on the Company's 2003 financial results.

Guarantees

With respect to guarantees entered into or modified after December 31, 2002, the Company has applied guidance contained in FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation clarifies the requirement for recognition of a liability by a guarantor at the inception of the guarantee, based on the fair value of the non-contingent obligation to perform. Management does not currently expect application of this guidance to have a significant impact on the Company's 2003 financial results.

Extinguishment of debt

Net earnings for 2001 include an extraordinary loss of $7.4 million, net of tax benefit of $4.2 million ($.02 per share), related to the extinguishment of $400 million of long-term debt. Effective with its 2003 fiscal year, the Company adopted SFAS No. 145, a technical corrections pronouncement which, in part, rescinds SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt." Under SFAS No. 145, generally, debt extinguishments will no longer be classified as extraordinary items. Accordingly, the extraordinary loss for 2001 will be reclassified to conform to the presentation for 2003 and subsequent years.

Variable interest entities

During January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities." Under previous practice, entities were included in consolidated financial statements based on controlling voting interests. Under this interpretation, previously un-consolidated entities (often referred to as "special purpose entities") will be included in the consolidated financial statements of the "primary beneficiary" as a result of non-voting financial interests which are established through contractual or other means. For variable interest entities created after January 31, 2003, this interpretation is effective immediately. For any pre-existing variable interest entities, this interpretation would be effective beginning with the Company's fiscal 2003 third quarter. Management continues to examine this new literature, but does not currently believe it will be applicable to any existing financial arrangement of the Company.


34 Kellogg Company

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

NOTE 2  ACQUISITIONS AND DISPOSITIONS

KEEBLER ACQUISITION

On March 26, 2001, the Company acquired Keebler Foods Company in a cash transaction valued at $4.56 billion. The acquisition was accounted for under the purchase method and was financed through a combination of short-term and long-term debt.

The components of intangible assets included in the final allocation of purchase price are presented in the following table. During 2001, these intangibles were amortized based on an estimated useful life of 40 years. As a result of the Company's adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1), these intangibles are no longer amortized after 2001, but are subject to annual impairment reviews.

====================================================
(millions)
----------------------------------------------------
Trademarks and tradenames                  $ 1,310.0
Direct store door (DSD) delivery system        590.0
Goodwill                                     2,938.5
----------------------------------------------------
                                           $ 4,838.5
====================================================

The final purchase price allocation includes $71.3 million of liabilities related to management's plans, as of the acquisition date, to exit certain activities and operations of the acquired company, as presented in the table below. Cash outlays related to these exit plans were approximately $28 million in 2001 and approximately $24 million in 2002, with the remaining amounts to be spent principally during 2003.

==================================================================================================================
                                                                        Lease &
                                                                         other
                                        Employee       Employee         contract       Facility closure
(millions)                         severance benefits relocation      termination            costs          Total
------------------------------------------------------------------------------------------------------------------
Total reserve at
  acquisition date:
    Original estimate                     $ 59.3         $ 8.6           $12.3              $10.4           $ 90.6
    Purchase accounting adjustments        (10.3)         (7.1)            (.5)              (1.4)           (19.3)
------------------------------------------------------------------------------------------------------------------
    Adjusted                              $ 49.0         $ 1.5           $11.8              $ 9.0           $ 71.3
Amounts utilized during 2001               (23.9)          (.8)            (.4)              (2.9)           (28.0)
Amounts utilized during 2002               (17.9)          (.1)           (1.8)              (4.2)           (24.0)
------------------------------------------------------------------------------------------------------------------
REMAINING RESERVE
AT DECEMBER 28, 2002                      $  7.2         $  .6           $ 9.6              $ 1.9           $ 19.3
==================================================================================================================

Exit plans are being announced as individual initiatives are implemented. In August 2002, management announced plans to consolidate certain functions in Battle Creek, Michigan, primarily research, technology, and financial services. As a result, approximately 70 positions in Elmhurst, Illinois, were relocated or eliminated. During November 2002, the Company commenced the process of consolidating ice cream cone and pie crust manufacturing operations from several facilities to a single facility in Chicago, Illinois. Other major initiatives begun in 2002 included the reconfiguration of Keebler's DSD system in the southeastern United States to accommodate Kellogg snack product volume, which has resulted in early termination of leases on approximately 100 small vans and separation of approximately 85 sales representatives and support personnel.

Exit plans implemented during 2001 included separation of approximately 90 Keebler administrative employees and the closing of a bakery in Denver, Colorado, eliminating approximately 440 employee positions. During June 2001, the Company communicated plans to transfer portions of Keebler's Grand Rapids, Michigan, bakery production to other plants in the United States during the next 12 months. As a result, approximately 150 employee positions were eliminated, partly through a voluntary retirement program.

During April 2002, the Company sold certain assets of Keebler's Bake-Line private-label unit, including a bakery in Marietta, Oklahoma, to Atlantic Baking Group, Inc. for approximately $65 million in cash and a $10 million note to be paid at a later date. In January 2003, the Company sold additional private-label operations for approximately $14 million in cash. For both of these transactions, the carrying value of net assets sold, including allocated goodwill, approximated the net sales proceeds.

The following table includes the unaudited pro forma combined results as if Kellogg Company had acquired Keebler Foods Company as of the beginning of either 2001 or 2000, instead of March 26, 2001. Net sales have been restated for the retroactive application of EITF Issue No. 01-09 (refer to Note 1) effective January 1, 2002.

================================================================================
(millions, except per share data)                      2001       2000
--------------------------------------------------------------------------------
Net sales                                         $ 8,049.8   $ 8,270.1
Earnings before extraordinary loss
  and cumulative effect of accounting change      $   438.0   $   517.9
Net earnings                                      $   429.6   $   517.9
Net earnings per share (basic and diluted)        $    1.06   $    1.28
================================================================================


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

OTHER ACQUISITIONS

During 2000, the Company paid cash for several business acquisitions. In January, the Company purchased certain assets and liabilities of the Mondo Baking Company Division of Southeastern Mills, Inc., a convenience foods manufacturing operation, for approximately $93 million, including related acquisition costs. In July, the Company purchased certain assets and liabilities of The Healthy Snack People business, an Australian convenience foods operation, for approximately $12 million, including related acquisition costs. In June, the Company acquired the outstanding stock of Kashi Company, a U.S. natural foods company. In May 2002, the Company paid additional contingent purchase price of $2 million, bringing the total purchase price, including related acquisition costs, to approximately $35 million.

                                                              Kellogg Company 35

NOTE 3  RESTRUCTURING AND OTHER CHARGES

Cost of goods sold for 2002 includes an impairment loss of $5.0 million related to the Company's manufacturing facility in China, representing a decline in real estate market value subsequent to an original impairment loss recognized for this property in 1997. Management is now in the process of selling this facility and currently believes the carrying value reflects fair value less cost to sell.

During the past several years, management has commenced major productivity and operational streamlining initiatives in an effort to optimize the Company's cost structure and align resources with the Company's growth strategy. The incremental costs of these programs have been reported during these years as restructuring charges. Specifically, during 2000, management adopted key operating principles that emphasize a stricter prioritization for resource allocation to the United States and the Company's other core markets. In conjunction with this strategy, the Company was reorganized from four operating areas into two divisions - U.S. and International. As a result, management initiated restructuring actions around the world to support this strategy and organization, including staff reductions in its global supply chain and innovation organization, rationalization of international convenience foods capacity, and restructuring of various non-core markets to improve return on investment. These initiatives resulted in restructuring charges during both 2000 and 2001, as follows:

================================================================================
(millions except per share data)                  2001                  2000
--------------------------------------------------------------------------------
Restructuring charges                         $   48.3              $   86.5
Credits for reserve adjustments                  (15.0)                   --
--------------------------------------------------------------------------------
Net charges                                   $   33.3              $   86.5
--------------------------------------------------------------------------------
After-tax impact                              $   20.5              $   64.2
--------------------------------------------------------------------------------
Net earnings per share impact                 $     .05             $     .16
================================================================================

The 2001 charges of $48.3 million are related to preparing Kellogg for the Keebler integration and continued actions supporting the Company's growth strategy. Specific initiatives included a headcount reduction of about 30 in U.S. and global Company management, rationalization of product offerings and other actions to combine the Kellogg and Keebler logistics systems, and further reductions in convenience foods capacity in Southeast Asia. Approximately two-thirds of the charges were comprised of asset write-offs with the remainder consisting of employee separation benefits and other cash costs.

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

The 2000 charges of $86.5 million consist of $65.2 million for actions supporting the Company's growth strategy and $21.3 million for a supply chain efficiency initiative in Europe. Approximately one-half of the charges for the growth strategy program were comprised of asset write-offs with the remainder consisting primarily of cash costs associated with involuntary employee separation programs. Approximately 500 salaried and hourly positions were eliminated, primarily during the fourth quarter of 2000. The charges for the European supply chain program were comprised principally of voluntary employee retirement and separation benefits. This program resulted in hourly and salaried headcount reductions totaling 190 during 2000.

Total cash outlays incurred for restructuring programs were approximately $8 million in 2002, $35 million in 2001, and $68 million in 2000. At the end of 2002, all restructuring programs were complete and remaining reserves of $1.4 million consisted solely of long-term contractual obligations for employee severance.

As a result of the Keebler acquisition in March 2001, the Company assumed $14.9 million of reserves for severance and facility closures related to Keebler's ongoing restructuring and acquisition-related synergy initiatives. Approximately $5 million of those reserves were utilized in 2001, with the remainder being attributable primarily to noncancelable lease obligations extending through 2006.

The components of the restructuring charges by initiative, as well as reserve balances remaining at year-end 2002, 2001, and 2000, were:

=======================================================================================================
U.S. OPERATIONAL                Employee retirement
STREAMLINING                       and severance        Asset        Asset         Other
(millions)                             benefits      write-offs     removal        costs(c)    Total
-------------------------------------------------------------------------------------------------------
Remaining reserve at
     December 31, 1999                $  21.4         $  --         $  28.1           $ --      $ 49.5
Amounts utilized during 2000            (20.0)           --           (17.4)            --       (37.4)
-------------------------------------------------------------------------------------------------------
Remaining reserve at
    December 31, 2000                 $   1.4         $  --         $  10.7           $ --      $ 12.1
2001 restructuring credits               (1.1)         (1.1)            (.8)            --        (3.0)
Amounts utilized during 2001              (.3)          1.1            (8.2)            --        (7.4)
-------------------------------------------------------------------------------------------------------
Remaining reserve at
    December 31, 2001                 $   --          $  --         $   1.7           $ --      $  1.7
Amounts utilized during 2002              --             --            (1.7)            --        (1.7)
-------------------------------------------------------------------------------------------------------
Remaining reserve at
    December 28, 2002                 $   --          $  --          $   --           $ --      $  --
=======================================================================================================



=======================================================================================================
PAN-EUROPEAN                    Employee retirement
REORGANIZATION                     and severance        Asset             Asset       Other
(millions)                           benefits(a)      write-offs         removal     costs(c)    Total
-------------------------------------------------------------------------------------------------------

Remaining reserve at
    December 31, 1999 (b)             $   2.7          $ --              $(1.2)        $  --     $  1.5
2000 restructuring charges               19.6            --                --             1.7      21.3
Amounts utilized during 2000            (21.3)           --                1.2           (1.7)    (21.8)
-------------------------------------------------------------------------------------------------------
Remaining reserve at
    December 31, 2000                 $   1.0          $ --              $ --          $  --     $  1.0
Amounts utilized during 2001             (1.0)           --                --             --       (1.0)
-------------------------------------------------------------------------------------------------------
Remaining reserve at
    December 31, 2001                 $   --           $ --              $ --          $  --     $  --
=========================================================================================================


36 Kellogg Company

================================================================================================================================
AUSTRALIAN PLANT                                 Employee retirement
PRODUCTIVITY PROGRAM                                and severance       Asset           Asset           Other
(millions)                                             benefits      write-offs        removal        costs (c)        Total
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 31, 1999                                   $  3.1           $  --          $  .6           $  --          $  3.7
Amounts utilized during 2000                             (3.1)             --            (.6)             --            (3.7)
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 31, 2000                                   $  --            $  --          $  --           $  --          $  --
================================================================================================================================



================================================================================================================================
NORTH AMERICAN OVERHEAD                         Employee retirement
ACTIVITY ANALYSIS                                   and severance       Asset           Asset           Other
(millions)                                             benefits      write-offs        removal        costs (c)        Total
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 31, 1999                                   $  4.2           $  --          $  1.0          $  --          $  5.2
Amounts utilized during 2000                             (3.1)             --             (.5)            --            (3.6)
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 31, 2000                                   $  1.1           $  --          $   .5          $  --          $  1.6
Amounts utilized during 2001                              (.8)             --             (.3)            --            (1.1)
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 31, 2001                                   $   .3           $  --          $   .2          $  --          $   .5
Amounts utilized during 2002                              (.3)             --             (.2)            --             (.5)
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 28, 2002                                   $  --            $  --          $  --           $  --          $  --
================================================================================================================================


================================================================================================================================
GLOBAL STRATEGY                                  Employee retirement
REALIGNMENT (D)                                     and severance       Asset           Asset           Other
(millions)                                             benefits(a)   write-offs        removal        costs (c)        Total
--------------------------------------------------------------------------------------------------------------------------------
2000 restructuring charges                             $  25.7         $  29.9         $  7.3          $  2.3         $  65.2
Amounts utilized during 2000                              (5.9)          (29.9)          (1.6)           (2.3)          (39.7)
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 31, 2000                                   $  19.8         $  --           $  5.7          $  --          $  25.5
2001 restructuring charges, net of credits                 6.9            28.6            1.0             (.2)           36.3
Amounts utilized during 2001                             (20.6)          (28.6)          (5.1)             .2           (54.1)
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 31, 2001                                   $   6.1         $  --           $  1.6          $  --          $   7.7
Amounts utilized during 2002                              (4.7)           --             (1.6)            --             (6.3)
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 28, 2002                                   $   1.4         $  --           $  --           $  --          $   1.4
================================================================================================================================




================================================================================================================================
CONSOLIDATED                                     Employee retirement
                                                    and severance       Asset           Asset           Other
(millions)                                            benefits(a)    write-offs        removal        costs (c)        Total
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 31, 1999                                   $  31.4         $  --           $  28.5         $  --          $   59.9
2000 restructuring charges                                45.3            29.9             7.3            4.0             86.5
Amounts utilized during 2000                             (53.4)          (29.9)          (18.9)          (4.0)          (106.2)
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 31, 2000                                   $  23.3         $  --           $  16.9         $  --          $   40.2
2001 restructuring charges, net of credits                 5.8            27.5              .2            (.2)            33.3
Amounts utilized during 2001                             (22.7)          (27.5)          (13.6)           0.2            (63.6)
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 31, 2001                                   $   6.4         $  --           $   3.5         $  --          $    9.9
Amounts utilized during 2002                              (5.0)           --              (3.5)           --              (8.5)
--------------------------------------------------------------------------------------------------------------------------------
Remaining reserve at
   December 28, 2002                                   $   1.4         $  --           $  --           $  --          $    1.4
================================================================================================================================

(a) Includes net (gains) or losses from pension and postretirement health care curtailment and special termination benefits as follows (refer to Notes 9 and 10):

========================================================
                                     2001       2000
--------------------------------------------------------
Pan-European reorganization         $  --      $   5
Global strategy realignment            (2)         3
--------------------------------------------------------
Consolidated                       ($   2)     $   8
========================================================


(b) Negative removal reserves in Europe result from netting of anticipated proceeds from asset sales with removal costs.

(c) Consist primarily of program-related non-exit costs incurred during the period of the reported charge.

(d) Includes initiatives related to preparing Kellogg for the Keebler integration.

NOTE 4 OTHER INCOME (EXPENSE), NET

Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales. Other income (expense), net for 2002 consists primarily of a $24.7 million credit related to legal settlements. Other income (expense), net for 2000 includes a credit of approximately $12 million related to the 1999 sale of the Lender's Bagels business to Aurora Foods Inc. The total amount consists of approximately $9 million for disposal of assets associated with the business which were not purchased by Aurora and approximately $3 million for final working capital settlement with Aurora.

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



                                                              Kellogg Company 37

Dilutive potential common shares are comprised principally of employee stock options issued by the Company. Basic net earnings per share is reconciled to diluted net earnings per share as follows:

================================================================================================================
                                                               Earnings before extraordinary loss
                                                           and cumulative effect of accounting change
                                                   -------------------------------------------------------------

                                                                            Average
                                                                            shares
(millions, except per share data)                   Earnings             outstanding           Per share
----------------------------------------------------------------------------------------------------------------
2002
   Basic                                           $   720.9                408.4             $      1.77
   Dilutive employee stock options                       --                   3.1                    (.02)
----------------------------------------------------------------------------------------------------------------
   Diluted                                         $   720.9                411.5             $      1.75
================================================================================================================
2001
   Basic                                           $   482.0                406.1             $      1.19
   Dilutive employee stock options                       --                   1.1                    (.01)
----------------------------------------------------------------------------------------------------------------
   Diluted                                         $   482.0                407.2             $      1.18
================================================================================================================
2000
   Basic                                           $   587.7                405.6             $      1.45
   Dilutive employee stock options                       --                    .2                     --
----------------------------------------------------------------------------------------------------------------
   Diluted                                         $   587.7                405.8             $      1.45
================================================================================================================


COMPREHENSIVE INCOME

Comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to shareholders. Comprehensive income for the periods presented consists of net earnings, minimum pension liability adjustments (refer to Note 9), unrealized gains and losses on cash flow hedges pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", and foreign currency translation adjustments pursuant to SFAS No. 52 "Foreign Currency Translation" as follows:

=====================================================================================================================
                                                                                       Tax
                                                                 Pretax             (expense)          After-tax
(millions)                                                       amount              benefit            amount
---------------------------------------------------------------------------------------------------------------------
2002
Net earnings                                                                                           $  720.9
Other comprehensive income:
   Foreign currency translation adjustments                     $    1.6            $    --                 1.6
   Cash flow hedges:
      Unrealized gain (loss) on
         cash flow hedges                                           (2.9)                1.3               (1.6)
      Reclassification to net earnings                               6.9                (2.7)               4.2
   Minimum pension liability adjustments                          (453.5)              147.3             (306.2)
---------------------------------------------------------------------------------------------------------------------
                                                               ($  447.9)           $  145.9             (302.0)
---------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                             $  418.9
=====================================================================================================================


=====================================================================================================================
                                                                                       Tax
                                                                 Pretax             (expense)          After-tax
(millions)                                                       amount              benefit            amount
---------------------------------------------------------------------------------------------------------------------
2001
Net earnings                                                                                           $  473.6
Other comprehensive income:
   Foreign currency translation adjustments                    ($   60.4)           $    --               (60.4)
   Cash flow hedges:
      Unrealized gain (loss) on
         cash flow hedges                                          (86.3)                31.9             (54.4)
      Reclassification to net earnings                               8.8                 (3.3)              5.5
   Minimum pension liability adjustments                            (9.8)                 3.0              (6.8)
---------------------------------------------------------------------------------------------------------------------
                                                               ($  147.7)           $    31.6            (116.1)
---------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                             $  357.5
=====================================================================================================================


=====================================================================================================================
                                                                                       Tax
                                                                 Pretax             (expense)          After-tax
(millions)                                                       amount              benefit            amount
---------------------------------------------------------------------------------------------------------------------
2000
Net earnings                                                                                           $  587.7
Other comprehensive income:
   Foreign currency translation adjustments                     ($ 97.4)            $    --               (97.4)
   Minimum pension liability adjustments                          (10.0)                  3.5              (6.5)
---------------------------------------------------------------------------------------------------------------------
                                                                ($107.4)            $     3.5            (103.9)
---------------------------------------------------------------------------------------------------------------------
Total comprehensive income                                                                             $  483.8
=====================================================================================================================


Accumulated other comprehensive income (loss) at year-end consisted of the following:

=============================================================================================================
(millions)                                                                 2002                   2001
-------------------------------------------------------------------------------------------------------------
Foreign currency translation adjustments                                 ($ 487.6)              ($ 489.2)
Cash flow hedges - unrealized net loss                                      (46.3)                 (48.9)
Minimum pension liability adjustments                                      (319.5)                 (13.3)
-------------------------------------------------------------------------------------------------------------
Total accumulated other comprehensive income (loss)                      ($ 853.4)              ($ 551.4)
=============================================================================================================


NOTE 6 LEASES AND OTHER COMMITMENTS

The Company's leases are generally for equipment and warehouse space. Rent expense on all operating leases was $89.5 million in 2002, $100.0 million in 2001, and $36.7 million in 2000. The increase in 2001 rent expense as compared to 2000 relates primarily to operating leases held by Keebler Foods Company, acquired by the Company in March 2001 (refer to Note 2 for further information). Additionally, the Company is subject to residual value guarantees and secondary liabilities on operating leases totaling approximately $14 million, for which liabilities of $.6 million had been recorded at December 28, 2002.

38 Kellogg Company

At December 28, 2002, future minimum annual lease commitments under noncancelable capital and operating leases were as follows:

================================================================================
                                               Operating          Capital
(millions)                                       leases           leases
--------------------------------------------------------------------------------
2003                                            $  92.0           $  1.5
2004                                               52.7              2.0
2005                                               41.6              1.3
2006                                               32.7              1.3
2007                                               29.3               .9
2008 and beyond                                    53.3              --
--------------------------------------------------------------------------------
Total minimum payments                          $ 301.6           $  7.0
Amount representing interest                                        (1.0)
--------------------------------------------------------------------------------
Obligations under capital leases                                     6.0
Obligations due within one year                                      1.2
--------------------------------------------------------------------------------
Long-term obligations under capital leases                        $  4.8
================================================================================

The Company's Keebler subsidiary is guarantor on loans to independent contractors for the purchase of DSD route franchises. At year-end 2002, there were total loans outstanding of $14.1 million to 526 franchisees. All loans are variable rate with a term of 10 years. Related to this arrangement, the Company has established a five-year renewable loan facility and servicing arrangement up to $15.0 million with a financial institution. The Company has the right to revoke and resell the route franchises in the event of default or any other breach of contract by franchisees. Revocations have been infrequent. The Company's maximum potential future payments under these guarantees are limited to the outstanding loan principal balance plus unpaid interest. At December 28, 2002, the Company had not recorded any liability related to this arrangement. In accordance with FASB Interpretation No. 45 (refer to Note 1), the Company will recognize the fair value of guarantees associated with new loans to DSD route franchisees issued beginning in 2003. These amounts are expected to be insignificant.

The Company has provided various standard indemnifications in agreements to sell business assets and lease facilities over the past several years, related primarily to pre-existing tax, environmental, and employee benefit obligations. Certain of these indemnifications are limited by agreement in either amount and/or term and others are unlimited. Because the Company is not currently aware of any actual exposures associated with these indemnifications, management is unable to estimate the maximum potential future payments to be made. At December 28, 2002, the Company had not recorded any liability related to these indemnifications.

NOTE 7 DEBT

Notes payable at year-end consisted of commercial paper borrowings in the United States and, to a lesser extent, bank loans of foreign subsidiaries at competitive market rates, as follows:

===================================================================================
(dollars in millions)                   2002                       2001
-----------------------------------------------------------------------------------
                                             EFFECTIVE                  Effective
                               PRINCIPAL     INTEREST     Principal      interest
                                AMOUNT         RATE        amount          rate
----------------------------------------------------------------------------------
U.S. commercial paper           $ 409.8        2.0%        $ 320.8         3.0%
Canadian commercial paper          --          --            171.1         2.5%
Other                              11.1                       21.4
----------------------------------------------------------------------------------
                                $ 420.9                    $ 513.3
===================================================================================

Long-term debt at year-end consisted primarily of fixed rate issuances of U.S. and Euro Dollar Notes, as follows:

================================================================================
(millions)                                   2002                    2001
--------------------------------------------------------------------------------
(a) 4.875% U.S. Dollar Notes due 2005      $  200.0               $  200.0
(b) 6.625% Euro Dollar Notes due 2004         500.0                  500.0
(c) 5.5% U.S. Dollar Notes due 2003           699.1                  998.4
(c) 6.0% U.S. Dollar Notes due 2006           995.8                  994.5
(c) 6.6% U.S. Dollar Notes due 2011         1,492.7                1,491.8
(c) 7.45% U.S. Dollar Debentures due 2031   1,085.8                1,085.3
(d) 4.49% U.S. Dollar Notes due 2006          300.0                  375.0
    Other                                      22.4                   56.3
--------------------------------------------------------------------------------
                                            5,295.8                5,701.3
    Less current maturities                  (776.4)                 (82.3)
--------------------------------------------------------------------------------
    Balance at year end                    $4,519.4               $5,619.0
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

(c) In March 2001, the Company issued $4,600 of long-term debt instruments, further described in the table below, primarily to finance the acquisition of Keebler Foods Company (refer to Note 2). Initially, these instruments were privately placed, or sold outside the United States, in reliance on exemptions from registration under the Securities Act of 1933, as amended (the "1933 Act"). The Company then exchanged new debt securities for these initial debt instruments, with the new debt securities being substantially identical in all respects to the initial debt instruments, except for being registered under the 1933 Act. These debt securities contain standard events of default and covenants. The Notes due 2006 and 2011, and the Debentures due 2031 may be redeemed in whole or part by the Company at any time at prices determined under a formula (but not less than 100% of the principal amount plus unpaid interest to the redemption date).

     In conjunction with this issuance, the Company settled $1,900 notional amount of forward-starting interest rate swaps for approximately $88 in cash. The swaps effectively fixed a portion of the interest rate on an equivalent amount of debt prior to issuance. The swaps were designated as cash flow hedges pursuant to SFAS No. 133 (refer to Note 12). As a result, the loss on settlement (net of tax benefit) of $56 was recorded in other comprehensive income, and is being amortized to interest expense over periods of 5 to 30 years. The pretax loss of $88 is presented in the "Other" caption within the Consolidated Statement of Cash Flows for 2001. The effective interest rates presented in the following table reflect this amortization expense, as well as discount on the debt.

=============================================================================================
                                               Principal                      Effective
(dollars in millions)                           amount     Net proceeds      interest rate
---------------------------------------------------------------------------------------------
5.5% U.S. Dollar Notes due 2003                $1,000.0      $  997.4            5.64%
6.0% U.S. Dollar Notes due 2006                 1,000.0         993.5            6.39%
6.6% U.S. Dollar Notes due 2011                 1,500.0       1,491.2            7.08%
7.45% U.S. Dollar Debentures due 2031           1,100.0       1,084.9            7.62%
---------------------------------------------------------------------------------------------
                                               $4,600.0      $4,567.0
=============================================================================================

     In September 2002, the Company redeemed $300.7 of the Notes due 2003 and a subsidiary of the Company issued $400 of U.S. commercial paper.

(d) In November 2001, a subsidiary of the Company issued $375 of five-year 4.49% fixed rate U.S. Dollar Notes to replace other maturing debt. These Notes are guaranteed by the Company and mature $75 per year over the five-year term. These Notes, which were privately placed, contain standard warranties, events of default, and covenants. They also require the maintenance of a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. In conjunction with this issuance, the subsidiary of the Company entered into a $375 notional US$/ Pound Sterling currency swap, which effectively converted this debt into a 5.302% fixed rate Pound Sterling obligation for the duration of the five-year term.

During 2001, the Company entered into a 364-Day Credit Agreement, which was renewed in January 2002 and 2003, and a Five-Year Credit Agreement, expiring in January 2006. The current 364-day agreement permits the Company or certain subsidiaries to borrow up to $850 million. The five-year agreement permits the Company or certain subsidiaries to borrow up to $1.15 billion (or certain amounts in foreign currencies). These two credit agreements contain standard warranties, events of default, and covenants. They also require the maintenance of a specified amount of consolidated net worth and a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. These credit facilities were unused at December 28, 2002.

At December 28, 2002, the Company had $2.2 billion of short-term lines of credit, virtually all of which were unused and available for borrowing on an unsecured basis.

                                                              Kellogg Company 39

At December 28, 2002, the Company had entered into forward interest rate contracts to fix the Treasury component of the coupon rate on $200 million notional amount of long-term debt expected to be issued in 2003, as a replacement for other maturing debt.

Scheduled principal repayments on long-term debt are (in millions): 2003-$776.4; 2004-$583.3; 2005-$279.6; 2006-$1,077.3; 2007-$2.4; 2008 and beyond-$2,603.8.

Interest paid was (in millions): 2002-$386; 2001-$303; 2000-$141. Interest expense capitalized as part of the construction cost of fixed assets was (in millions): 2002-$1.0; 2001-$2.9; 2000-$5.6.

NOTE 8 STOCK COMPENSATION

The Company uses various equity-based compensation programs to provide long-term performance incentives for its global workforce. Currently, these incentives are administered through several plans, as described below.

The 2002 Employee Stock Purchase Plan (the "Plan") was approved by shareholders in 2002 and permits eligible employees to purchase Company stock at a discounted price. The Plan allows for a maximum of 2,500,000 shares of Company stock to be issued at a purchase price equal to the lesser of 85% of the fair market value of the stock on the first or last day of the quarterly purchase period. Total purchases through the Plan for any employee are limited to a fair market value of $25,000 during any calendar year. Under this plan, approximately 119,000 shares were purchased during 2002. Additionally, a subsidiary of the Company maintains a stock purchase plan for its employees. Subject to limitations, employee contributions to this plan are matched 1:1 by the Company. Under this plan, approximately 82,000 shares were granted by the Company during 2002 to match an approximately equal number of shares purchased by employees.

The Executive Stock Purchase Plan was established in 2002 to encourage and enable certain eligible employees of the Company to acquire Company stock, and to align more closely the interests of those individuals and the Company's shareholders. This plan allows for a maximum of 500,000 shares of Company stock to be issued. Under this plan, approximately 14,000 shares were granted to executives during 2002 in lieu of cash bonuses.

The 2001 Long-Term Incentive Plan ("2001 Plan") provides for benefits to be awarded to key employees and officers in the form of incentive and non-qualified stock options, performance shares, performance units, restricted stock grants, and other stock-based awards. The 2001 Plan was approved by shareholders in 2000 and authorizes the issuance of up to 26 million shares, with no more than 2.75 million shares to be issued in satisfaction of performance units, performance-based restricted shares and other awards (excluding stock options and stock appreciation rights). Options granted under this plan generally vest over two years, subject to earlier vesting if a change of control occurs. Restricted stock grants under this plan generally vest in three years. Under this plan, the Company made restricted stock grants to eligible employees of approximately 132,000 shares in 2002 and approximately 300,000 shares in 2001. Also under this plan, performance units were awarded during 2002 to a limited number of senior executive-level employees for the achievement of cumulative cash flow targets for a three-year period through year-end 2003 and net sales growth targets for a three-year period through year-end 2004. If the performance targets are met, the award of units represents the right to receive shares of common stock equal to the dollar award valued on the vesting date. The awards are earned and vest in February 2004 and February 2005. No awards are earned unless a minimum threshold is attained. The maximum dollar award that could be attained under the programs is $25 million.

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

Options under all plans described above are granted with exercise prices equal to the fair market value of the Company's common stock at the time of the grant and have a term of no more than 10 years, if they are incentive stock options, or no more than 10 years and one day, if they are non-qualified stock options.

The Non-Employee Director Stock Plan was approved by shareholders in 2000 and allows each eligible non-employee director to receive 1,700 shares of the Company's common stock annually and annual grants of options to purchase 5,000 shares of the Company's common stock. Shares other than options are placed in the Kellogg Company Grantor Trust for Non-Employee Directors (the "Grantor Trust"). Under the terms of the Grantor Trust, shares are available to a director only upon termination of service on the Board. During 2002, 50,850 options and 18,700 shares of common stock were granted under this plan. During 2001, 55,000 options and 17,000 shares were granted.

As permitted by SFAS No. 123 "Accounting for Stock-Based Compensation," the Company has elected to account for employee and director stock option grants under APB No. 25 "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for these grants.

40 Kellogg Company

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the stock option plans been determined based on the fair value at the grant date consistent with SFAS No. 123, the Company's reported results are reconciled to pro forma results as follows:

================================================================================
(millions, except per share data)                  2002      2001      2000
--------------------------------------------------------------------------------
Stock-based compensation expense, net of tax:
   As reported                                    $ 10.7    $  5.4    $  2.5
   Pro forma                                      $ 52.8    $ 29.1    $ 23.1
Net earnings:
   As reported                                    $720.9    $473.6    $587.7
   Pro forma                                      $678.8    $449.9    $567.1
Basic net earnings per share:
   As reported                                    $ 1.77    $ 1.17    $ 1.45
   Pro forma                                      $ 1.66    $ 1.11    $ 1.40
Diluted net earnings per share:
   As reported                                    $ 1.75    $ 1.16    $ 1.45
   Pro forma                                      $ 1.65    $ 1.10    $ 1.40
================================================================================

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

=======================================================================
                                   2002           2001         2000
-----------------------------------------------------------------------
Risk-free interest rate            3.58%          4.57%        6.59%
Dividend yield                     2.92%          3.30%        3.90%
Volatility                        29.71%         28.21%       25.43%
Average expected term (years)      3.00           3.08         3.17
Fair value of options granted    $ 6.67         $ 5.05       $ 4.60
=======================================================================

Transactions under these plans were:

=============================================================================================================
(millions)                                                   2002               2001               2000
-------------------------------------------------------------------------------------------------------------
Under option, beginning of year                              37.0               23.4               19.9
   Granted                                                    9.2               17.1                6.4
   Exercised                                                 (5.2)              (1.3)               (.1)
   Cancelled                                                 (2.8)              (2.2)              (2.8)
-------------------------------------------------------------------------------------------------------------
Under option, end of year                                    38.2               37.0               23.4
-------------------------------------------------------------------------------------------------------------
Exercisable, end of year                                     20.1               16.9               13.7
=============================================================================================================
Shares available, end of year,
   for stock-based awards that may be granted
   under the following plans:
Key Employee Long-Term Incentive Plan                         --                 --                 3.2
Kellogg Employee Stock Ownership Plan                          .6                2.8                4.8
2000 Non-Employee Director Stock Plan                          .6                 .9                 .9
2001 Long-Term Incentive Plan (a)                            10.1               16.1               26.0
2002 Employee Stock Purchase Plan                             2.4                --                 --
Executive Stock Purchase Plan                                  .5                --                 --
-------------------------------------------------------------------------------------------------------------
Total shares available, end of year,
   for stock-based awards that may be granted                14.2               19.8               34.9
=============================================================================================================

(a) All shares are available for stock options and stock appreciation rights with no more than 2.0 million shares remaining to be issued in satisfaction of performance units, performance-based restricted shares, and other awards.

=========================================================================
Average prices per share              2002          2001         2000
-------------------------------------------------------------------------
Under option, beginning of year       $ 31          $ 34         $ 38
   Granted                              33            27           24
   Exercised                            27            25           26
   Cancelled                            32            34           36
-------------------------------------------------------------------------
Under option, end of year             $ 33          $ 31         $ 34
-------------------------------------------------------------------------
Exercisable, end of year              $ 34          $ 36         $ 38
=========================================================================

Employee stock options outstanding and exercisable under these plans as of December 28, 2002, were:

============================================================================
(millions, except per share data)
                       Outstanding                     Exercisable
           ------------------------------------- ---------------------------
                                     Weighted
                          Weighted    average                  Weighted
 Range of                 average    remaining                 average
 exercise      Number     exercise  contractual     Number     exercise
  prices     of options    price     life (yrs.)  of options    price
------------------------------------------------ --------------------------
$ 19 - 26       8.3         $ 26        7.9          3.8        $ 25
  27 - 28       7.6           28        8.1          3.2          28
  29 - 36      13.5           34        8.4          5.1          34
  37 - 50       8.8           42        5.0          8.0          42
------------------------------------------------ --------------------------
               38.2                                 20.1
================================================ ===========================

NOTE 9 PENSION BENEFITS

The Company has a number of U.S. and foreign pension plans to provide retirement benefits for its employees. Benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. Plan funding strategies are influenced by tax regulations. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments. Investment in Company common stock represented 2.0% and 1.7% of consolidated plan assets at December 28, 2002, and December 31, 2001, respectively.

The components of pension expense were:

===================================================================================
(millions)                                       2002          2001        2000
-----------------------------------------------------------------------------------
Service cost                                    $ 57.0       $  47.4      $ 34.5
Interest cost                                    140.7         124.5        91.1
Expected return on plan assets                  (217.5)       (192.4)     (143.3)
Amortization of unrecognized
   transition obligation                            .3            .3          .6
Amortization of unrecognized
   prior service cost                              6.9           6.6         7.0
Recognized net (gain) loss                        11.5           4.6        (4.2)
Curtailment and special benefits -
   net (gain) loss                                 --           (1.5)        8.5
-----------------------------------------------------------------------------------
Pension income - Company plans                    (1.1)        (10.5)       (5.8)
Pension expense - defined contribution plans       2.9           3.0         2.2
-----------------------------------------------------------------------------------
Total pension expense (income)                  $  1.8        ($ 7.5)    ($  3.6)
===================================================================================

The worldwide weighted average actuarial assumptions at year-end were:

==================================================================================
                                                   2002        2001        2000
----------------------------------------------------------------------------------
Discount rate                                      6.6%        7.0%        7.0%
Long-term rate of compensation increase            4.7%        4.7%        4.6%
Long-term rate of return on plan assets            9.3%        10.5%       10.4%
==================================================================================


                                                              Kellogg Company 41

The aggregate change in projected benefit obligation, change in plan assets, and funded status were:

===========================================================================================================
(millions)                                                              2002                   2001
-----------------------------------------------------------------------------------------------------------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at beginning of year                   $  2,038.7              $  1,381.5
Acquisition adjustment                                                   (13.4)                  613.4
Service cost                                                              57.0                    47.4
Interest cost                                                            140.7                   124.5
Plan participants' contributions                                           1.2                     1.3
Amendments                                                                28.3                      .7
Actuarial loss                                                            97.8                     9.7
Benefits paid                                                           (137.2)                 (123.4)
Foreign currency adjustments                                              46.2                   (17.1)
Other                                                                      2.1                      .7
-----------------------------------------------------------------------------------------------------------
Projected benefit obligation at end of year                         $  2,261.4              $  2,038.7
===========================================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                      $  1,845.3              $  1,405.0
Acquisition adjustment                                                   (21.4)                  568.6
Actual return on plan assets                                            (191.3)                  (13.8)
Employer contributions                                                   309.3                    23.8
Plan participants' contributions                                           1.2                     1.3
Benefits paid                                                           (133.7)                 (121.6)
Foreign currency adjustments                                              39.9                   (18.2)
Other                                                                       .2                      .2
-----------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                            $  1,849.5              $  1,845.3
===========================================================================================================
FUNDED STATUS                                                       ($   411.9)             ($   193.4)
Unrecognized net loss                                                    846.7                   334.0
Unrecognized transition amount                                             2.3                     2.4
Unrecognized prior service cost                                           51.8                    29.5
-----------------------------------------------------------------------------------------------------------
Prepaid pension                                                     $    488.9              $    172.5
===========================================================================================================
AMOUNTS RECOGNIZED IN THE CONSOLIDATED
BALANCE SHEET CONSIST OF
Prepaid benefit cost                                                $    364.2              $    287.4
Accrued benefit liability                                               (376.1)                 (140.3)
Intangible asset                                                          27.5                     5.6
Minimum pension liability                                                473.3                    19.8
-----------------------------------------------------------------------------------------------------------
Net amount recognized                                               $    488.9              $    172.5
===========================================================================================================

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

=====================================================================
(millions)                                   2002           2001
---------------------------------------------------------------------
Projected benefit obligation              $ 1,779.4       $ 204.1
Accumulated benefit obligation              1,569.1         178.9
Fair value of plan assets                   1,340.6          68.9
=====================================================================

All gains and losses, other than those related to curtailment or special termination benefits, are recognized over the average remaining service period of active plan participants. Net gains or losses from curtailment and special termination benefits recognized in 2001 and 2000 were recorded as a component of restructuring charges. Refer to Note 3 for further information. At December 28, 2002, a cumulative after-tax charge of $319.5 million ($473.3 million pretax) was recorded in other comprehensive income to recognize the additional minimum pension liability in excess of unrecognized prior service cost.

Certain of the Company's subsidiaries sponsor 401(k) or similar savings plans for active employees. Expense related to these plans was (in millions):
2002-$26; 2001-$25; 2000-$16.

NOTE 10  NONPENSION POSTRETIREMENT BENEFITS

Certain of the Company's U.S. and Canadian employees are currently eligible to participate in benefit plans which cover a portion of their life insurance and retiree health care costs. Benefits for union employees are contractually bargained. Eligibility for qualified employees is generally based on attainment of certain age and service requirements. Plan assets consist primarily of equity securities with smaller holdings of bonds, real estate, and other investments.

Components of postretirement benefit expense were:

===============================================================================================================
(millions)                                                     2002               2001               2000
---------------------------------------------------------------------------------------------------------------
Service cost                                                 $  11.9            $  10.7            $   7.7
Interest cost                                                   60.3               49.7               44.4
Expected return on plan assets                                 (26.8)             (24.5)             (21.4)
Amortization of unrecognized prior service cost                 (2.3)              (1.1)              (1.1)
Recognized net (gains) losses                                    9.2               (2.3)              (3.2)
Curtailment and special termination
benefits - net gain                                            (16.9)               (.2)               (.1)
---------------------------------------------------------------------------------------------------------------
Postretirement benefit expense                               $  35.4            $  32.3            $  26.3
===============================================================================================================

The weighted average actuarial assumptions at year-end were:

================================================================================
                                             2002          2001         2000
--------------------------------------------------------------------------------
Discount rate                                6.90%         7.25%        7.50%
Long-term rate of return on plan assets       9.3%         10.5%        10.5%
================================================================================

The aggregate change in accumulated postretirement benefit obligation, change in plan assets, and funded status were:

============================================================================================================
(millions)                                                                 2002                   2001
------------------------------------------------------------------------------------------------------------
CHANGE IN ACCUMULATED BENEFIT OBLIGATION
Accumulated benefit obligation at beginning of year                      $  895.2               $  618.6
Acquisition adjustment                                                       (2.2)                  92.9
Service cost                                                                 11.9                   10.7
Interest cost                                                                60.3                   49.7
Actuarial loss                                                               90.2                  171.8
Amendments                                                                  (97.3)                    .2
Benefits paid                                                               (50.4)                 (48.3)
Other                                                                          .9                    (.4)
------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation at end of year                            $  908.6               $  895.2
============================================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                           $  212.6               $  222.9
Actual return on plan assets                                                (27.5)                 (16.4)
Employer contributions                                                      137.3                   52.5
Benefits paid                                                               (42.5)                 (46.9)
Other                                                                          .5                     .5
------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                 $  280.4               $  212.6
============================================================================================================
FUNDED STATUS                                                           ($  628.2)             ($  682.6)
Unrecognized net loss                                                       265.6                  188.4
Unrecognized prior service cost                                             (28.7)                  (8.3)
------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost                                     ($  391.3)             ($  502.5)
============================================================================================================
AMOUNTS RECOGNIZED IN THE CONSOLIDATED
BALANCE SHEET CONSIST OF
Accrued benefit liability                                               ($  391.3)             ($  502.5)
============================================================================================================

The assumed health care cost trend rate is 8% for 2003, decreasing gradually to 5% by the year 2006 and remaining at that level thereafter. These trend rates reflect the Company's prior experience and management's expectation that future rates will decline. A one percentage point change in assumed health care cost trend rates would have the following effects:

42 Kellogg Company

=====================================================================================================
                                                              One percentage        One percentage
(millions)                                                    point increase        point decrease
----------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components          $  9.5                 $  7.7
Effect on postretirement benefit obligation                      $102.2                 $ 82.8
=====================================================================================================

All gains and losses, other than those related to curtailment or special termination benefits, are recognized over the average remaining service period of active plan participants. Net gains from curtailment and special termination benefits recognized in 2001 and 2000 were recorded as a component of restructuring charges. Refer to Note 3 for further information. During 2002, the Company recognized a $16.9 million curtailment gain related to a change in certain retiree health care benefits from employer-provided defined benefit plans to multi-employer defined contribution plans. The Company contributes to a voluntary employee benefit association (VEBA) trust for funding of certain of its nonpension postretirement benefit obligations.

NOTE 11  INCOME TAXES

Earnings before income taxes, extraordinary loss, and cumulative effect of accounting change, and the provision for U.S. federal, state, and foreign taxes on these earnings, were:

===============================================================================================
(millions)                                          2002            2001           2000
-----------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES,
EXTRAORDINARY LOSS, AND CUMULATIVE
EFFECT OF ACCOUNTING CHANGE
   United States                                $    791.3       $  464.2        $  561.9
   Foreign                                           353.0          339.9           305.8
-----------------------------------------------------------------------------------------------
                                                $  1,144.3       $  804.1        $  867.7
-----------------------------------------------------------------------------------------------
INCOME TAXES
   Currently payable
      Federal                                   $    157.1       $  120.9        $  134.0
      State                                           46.2           30.1            20.3
      Foreign                                        108.9           99.6           127.1
-----------------------------------------------------------------------------------------------
                                                     312.2          250.6           281.4
-----------------------------------------------------------------------------------------------
   Deferred
      Federal                                         82.8           53.1            (1.2)
      State                                            8.4            1.2             4.1
      Foreign                                         20.0           17.2            (4.3)
-----------------------------------------------------------------------------------------------
                                                     111.2           71.5            (1.4)
-----------------------------------------------------------------------------------------------
Total income taxes                              $    423.4       $  322.1        $  280.0
===============================================================================================

The difference between the U.S. federal statutory tax rate and the Company's effective rate was:

========================================================================================
                                                       2002        2001         2000
----------------------------------------------------------------------------------------
U.S. statutory rate                                    35.0%       35.0%        35.0%
Foreign rates varying from 35%                          -.8        -1.1          -.6
State income taxes, net of federal benefit              3.1         2.5          1.8
Foreign earnings repatriation                           2.8         --           --
Donation of appreciated assets                         -1.5         --           --
Net change in valuation allowances                      -.2          .1         -3.0
Non-deductible goodwill amortization                    --          2.9           .6
Statutory rate changes, deferred tax impact             --          -.1          -.3
Other                                                  -1.4          .8         -1.2
----------------------------------------------------------------------------------------
Effective income tax rate                              37.0%       40.1%        32.3%
========================================================================================

Generally, the changes in valuation allowances on deferred tax assets and corresponding impacts on the effective income tax rate, as presented above, result from management's assessment of the Company's ability to utilize certain operating loss and tax credit carry-forwards. For 2000, the change in valuation allowance relates primarily to utilization of U.S. foreign tax credit carryforwards. As a result, the effective income tax rate was significantly lower in 2000 as compared to either 2001 or 2002.

For 2001, the significant increase in the income tax rate impact of non-deductible goodwill relates to the Company's acquisition of Keebler Foods Company (refer to Note 2). As a result of the Company's adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1), goodwill amortization expense - and the resulting impact on the effective income tax rate - has been eliminated in post-2001 years.

Total tax benefits of carryforwards at year-end 2002 and 2001 were $21.1 million and $23.9 million, respectively. Of the total carryforwards at year-end 2002, $4.8 million expire during 2003 and another $9.6 million expire within five years. Based on management's assessment of the Company's ability to utilize these benefits prior to expiration, the carrying value of deferred tax assets associated with carry-forwards was reduced by valuation allowances to approximately $6.4 million at December 28, 2002.

The deferred tax assets and liabilities included in the balance sheet at year-end were:

===========================================================================================================================
                                                           Deferred tax assets                Deferred tax liabilities
(millions)                                               2002               2001               2002              2001
---------------------------------------------------------------------------------------------------------------------------
Current:
   Promotion and advertising                           $   21.2         $     16.3         $      7.6        $      7.2
   Wages and payroll taxes                                 30.3               29.0               --                --
   Inventory valuation                                     14.3               12.2               16.5              14.6
   Health and postretirement benefits                      53.9               28.9                 .1               2.9
   State taxes                                             17.2               11.7               --                --
   Operating loss and credit carryforwards                   .2                 .2               --                --
   Deferred intercompany revenue                           42.6               10.3                7.5               7.8
   Keebler exit liabilities                                 6.7               23.3               --                --
   Unrealized hedging losses, net                          29.0               29.7                 .1                .2
   Other                                                   31.1               28.3                5.7               3.0
---------------------------------------------------------------------------------------------------------------------------
                                                          246.5              189.9               37.5              35.7
   Less valuation allowance                                (2.6)              (1.6)              --                --
---------------------------------------------------------------------------------------------------------------------------
                                                          243.9              188.3               37.5              35.7
===========================================================================================================================
Noncurrent:
   Depreciation and asset disposals                         9.2                8.4              348.3             339.6
   Health and postretirement benefits                     282.3              185.7              187.2              71.1
   Capitalized interest                                    --                 --                 17.2              21.2
   State taxes                                             --                 --                 88.3              74.3
   Operating loss and credit carryforwards                 20.9               23.7               --                --
   Trademarks and other intangibles                        --                 --                665.2             662.6
   Deferred compensation                                   41.9               28.9               --                --
   Other                                                   21.8               36.2               10.5              16.2
---------------------------------------------------------------------------------------------------------------------------
                                                          376.1              282.9            1,316.7           1,185.0
   Less valuation allowance                               (32.1)             (35.1)              --                --
---------------------------------------------------------------------------------------------------------------------------
                                                          344.0              247.8            1,316.7           1,185.0
---------------------------------------------------------------------------------------------------------------------------
Total deferred taxes                                   $  587.9         $    436.1         $  1,354.2        $  1,220.7
===========================================================================================================================

At December 28, 2002, foreign subsidiary earnings of approximately $857 million were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on these earnings.

                                                              Kellogg Company 43

Cash paid for income taxes was (in millions): 2002-$250; 2001-$196; 2000-$246. The 2001 amount is net of a tax refund of approximately $73 million related to the cash-out of Keebler employee and director stock options upon acquisition of Keebler Foods Company (refer to Note 2 for further information).

NOTE 12 FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

The fair values of the Company's financial instruments are based on carrying value in the case of short-term items, quoted market prices for derivatives and investments, and, in the case of long-term debt, incremental borrowing rates currently available on loans with similar terms and maturities. The carrying amounts of the Company's cash, cash equivalents, receivables, and notes payable approximate fair value. The fair value of the Company's long-term debt at December 28, 2002, exceeded its carrying value by approximately $565 million.

The Company is exposed to certain market risks which exist as a part of its ongoing business operations and uses derivative financial and commodity instruments, where appropriate, to manage these risks. In general, instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. In accordance with SFAS No. 133 (refer to Note 1), the Company designates derivatives as either cash flow hedges, fair value hedges, net investment hedges, or other contracts used to reduce volatility in the translation of foreign currency earnings to U.S. Dollars. The fair values of all hedges are recorded in accounts receivable or other current liabilities. Gains and losses representing either hedge ineffectiveness, hedge components excluded from the assessment of effectiveness, or hedges of translational exposure are recorded in other income (expense), net. These amounts were insignificant during 2002.

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

The total net loss attributable to cash flow hedges recorded in accumulated other comprehensive income at December 28, 2002, was $46.3 million, related primarily to forward-starting interest rate swaps settled during 2001 (refer to Note 7). This loss is being reclassified into interest expense over periods of 5 to 30 years. Other insignificant amounts related to foreign currency and commodity price cash flow hedges will be reclassified into earnings during the next 18 months.

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

FOREIGN EXCHANGE RISK

The Company is exposed to fluctuations in foreign currency cash flows related primarily to third-party purchases, intercompany loans and product shipments, and non-functional currency denominated third-party debt. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. The Company assesses foreign currency risk based primarily on transactional cash flows and enters into forward contracts, options, and currency swaps to reduce fluctuations in net long or short currency positions. Forward contracts and options are generally less than 18 months duration. Currency swap agreements are established in conjunction with the term of underlying debt issues.

For foreign currency cash flow and fair value hedges, the assessment of effectiveness is generally based on changes in spot rates. Changes in time value are reported in other income (expense), net.

INTEREST RATE RISK

The Company is exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing issuances of variable rate debt. The Company currently uses interest rate swaps and forward interest rate contracts to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

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

44 Kellogg Company

PRICE RISK

The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than 18 months.

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

Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, cash equivalents, and accounts receivable. The Company places its investments in highly rated financial institutions and investment-grade short-term debt instruments, and limits the amount of credit exposure to any one entity. Historically, concentrations of credit risk with respect to accounts receivable have been limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas. However, there has been significant worldwide consolidation in the grocery industry in recent years. At December 28, 2002, the Company's five largest customers globally comprised approximately 20% of consolidated accounts receivable.

NOTE 13 QUARTERLY FINANCIAL DATA (UNAUDITED)

Historically, the Company has reported interim periods on a calendar-quarter basis. Certain business units within the Company have followed a thirteen week quarter convention, commonly referred to as "4-4-5" because of the number of weeks in each sub-period of the quarter. In order to facilitate conversion to SAP software and to achieve greater consistency and efficiency, all business units of the Company began reporting interim results on a "4-4-5" basis in 2002. Because prior-year results have not been restated, year-over-year comparability of quarterly results was significantly impacted, due principally to the change in reporting dates for the Keebler business. Keebler's 2001 interim results were reported for the periods ended March 24, June 16, October 6, and December 29; whereas, 2002 interim results were reported for the periods ended March 30, June 29, September 28, and December 28. However, the impact of this change on comparability of full-year results was insignificant.

================================================================================
(millions, except per
share data)                   Net sales                Gross profit
                         2002           2001         2002         2001
--------------------------------------------------------------------------------
First                 $ 2,061.8      $ 1,471.7    $   884.6    $   619.0
Second                  2,125.1        1,989.2        963.6        867.0
Third                   2,136.5        2,190.6        973.1        988.9
Fourth                  1,980.7        1,896.9        913.8        862.1
--------------------------------------------------------------------------------
                      $ 8,304.1      $ 7,548.4    $ 3,735.1    $ 3,337.0
================================================================================

=========================================================================================
                      Earnings before
                    extraordinary loss and        Earnings per share before
                    cumulative effect of      extraordinary loss and cumulative
                     accounting change            effect of accounting change
-----------------------------------------------------------------------------------------
                       2002      2001            2002                 2001
-----------------------------------------------------------------------------------------
                                           Basic    Diluted     Basic     Diluted
                                        -------------------------------------------------
First               $  152.6  $   92.5    $ .37      $ .37      $ .23      $ .23
Second                 173.8     114.6      .42        .42        .28        .28
Third                  203.5     150.3      .50        .49        .37        .37
Fourth                 191.0     124.6      .47        .47        .31        .31
-----------------------------------------------------------------------------------------
                    $  720.9  $  482.0
=========================================================================================

=====================================================================================
                        Net earnings               Net earnings per share
-------------------------------------------------------------------------------------
                        2002     2001            2002               2001
-------------------------------------------------------------------------------------
                                          Basic    Diluted    Basic     Diluted
                                        ---------------------------------------------
First                 $ 152.6  $  84.1  $     .37  $    .37  $    .21  $    .21
Second                  173.8    114.6        .42       .42       .28       .28
Third                   203.5    150.3        .50       .49       .37       .37
Fourth                  191.0    124.6        .47       .47       .31       .31
-------------------------------------------------------------------------------------
                      $ 720.9  $ 473.6
=====================================================================================

The principal market for trading Kellogg shares is the New York Stock Exchange
(NYSE). The shares are also traded on the Boston, Chicago, Cincinnati, Pacific, and Philadelphia Stock Exchanges. At year-end 2002, the closing price (on the NYSE) was $34.42 and there were 41,965 shareholders of record.

Dividends paid per share and the quarterly price ranges on the NYSE during the last two years were:

======================================================================
                                                   Stock price
                              Dividend    ----------------------------
2002 - QUARTER                per share     High             Low
----------------------------------------------------------------------
First                          $ .2525    $ 34.95          $ 29.35
Second                           .2525      36.89            32.75
Third                            .2525      35.63            30.00
Fourth                           .2525      36.06            31.81
----------------------------------------------------------------------
                               $1.0100
======================================================================
2001 - Quarter
----------------------------------------------------------------------
First                          $ .2525    $ 28.10          $ 25.00
Second                           .2525      29.00            25.18
Third                            .2525      33.56            28.61
Fourth                           .2525      31.70            28.90
----------------------------------------------------------------------
                               $1.0100
======================================================================

                                                              Kellogg Company 45

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

========================================================================================================
(millions)                                                     2002              2001            2000
--------------------------------------------------------------------------------------------------------
NET SALES (a)
        United States                                      $  5,525.4       $  4,889.4       $  3,263.6
        Europe                                                1,469.8          1,360.7          1,462.2
        Latin America                                           631.1            650.0            624.3
        All other operating segments                            677.8            648.3            716.1
        Corporate                                                 --               --              20.5
--------------------------------------------------------------------------------------------------------
        Consolidated                                       $  8,304.1       $  7,548.4       $  6,086.7
========================================================================================================
SEGMENT OPERATING PROFIT
        United States (e)                                  $  1,073.0       $    875.5       $    670.3
        Europe                                                  252.5            245.6            235.2
        Latin America                                           170.1            171.1            161.7
        All other operating segments                            104.0            103.1             89.2
        Corporate (e)                                           (91.5)           (90.5)           (67.9)
--------------------------------------------------------------------------------------------------------
        Consolidated                                       $  1,508.1       $  1,304.8       $  1,088.5
        Amortization eliminated by SFAS No. 142 (d)               --            (103.6)           (12.2)
        Restructuring charges (b)                                 --             (33.3)           (86.5)
--------------------------------------------------------------------------------------------------------
        Operating profit as reported                       $  1,508.1       $  1,167.9       $    989.8
========================================================================================================
RESTRUCTURING CHARGES (b)
        United States                                      $      --        $     29.5       $      2.0
        Europe                                                    --               (.2)            26.7
        Latin America                                             --               (.1)            14.6
        All other operating segments                              --               1.4             28.7
        Corporate                                                 --               2.7             14.5
--------------------------------------------------------------------------------------------------------
        Consolidated                                       $      --        $     33.3       $     86.5
========================================================================================================
DEPRECIATION AND AMORTIZATION
        United States                                      $    219.7       $    275.9       $    131.4
        Europe                                                   65.7             59.5             57.1
        Latin America                                            17.1             21.7             17.2
        All other operating segments                             30.0             31.4             40.8
        Corporate                                                15.9             50.1             44.1
--------------------------------------------------------------------------------------------------------
        Consolidated                                       $    348.4       $    438.6       $    290.6
========================================================================================================

============================================================================================
(millions)                                        2002               2001           2000
--------------------------------------------------------------------------------------------
INTEREST EXPENSE
        United States                       $       3.3       $       5.7       $      --
        Europe                                     22.3               2.9              4.7
        Latin America                                .6               2.8               .1
        All other operating segments                3.4               1.5               .4
        Corporate                                 361.6             338.6            132.3
--------------------------------------------------------------------------------------------
        Consolidated                        $     391.2       $     351.5       $    137.5
============================================================================================
INCOME TAXES EXCLUDING CHARGES (c)
        United States (e)                   $     349.8       $     235.5       $    164.8
        Europe                                     46.3              54.4             43.4
        Latin America                              42.5              40.3             40.0
        All other operating segments               22.2              18.1             11.1
        Corporate (e)                             (37.4)            (13.4)            43.0
--------------------------------------------------------------------------------------------
        Consolidated                        $     423.4       $     334.9       $    302.3
        Effect of charges                           --              (12.8)           (22.3)
--------------------------------------------------------------------------------------------
        Income taxes as reported            $     423.4       $     322.1       $    280.0
============================================================================================
TOTAL ASSETS
        United States                       $   9,784.7       $   9,634.4       $  2,178.6
        Europe                                  1,687.3           1,801.0          1,102.5
        Latin America                             337.4             415.5            444.6
        All other operating segments              554.0             681.2            627.8
        Corporate                               6,112.1           5,697.6          2,061.2
        Elimination entries                    (8,256.2)         (7,861.1)        (1,528.7)
--------------------------------------------------------------------------------------------
        Consolidated                        $  10,219.3       $  10,368.6       $  4,886.0
============================================================================================
ADDITIONS TO LONG-LIVED ASSETS
        United States                       $     197.4       $   5,601.2       $    135.4
        Europe                                     33.4              43.8             71.7
        Latin America                              13.6              11.7             39.7
        All other operating segments               10.1              10.8             42.7
        Corporate                                   1.2              29.5            138.1
--------------------------------------------------------------------------------------------
        Consolidated                        $     255.7       $   5,697.0       $    427.6
============================================================================================

(a) 2001 and 2000 net sales restated for the retroactive application of EITF No. 01-09. Refer to Note 1 for further information.

(b)  Refer to Note 3 for further information on restructuring charges.

(c) Charges include those described in (b) plus extraordinary loss and cumulative effect of accounting change in 2001, reported net of tax. Refer to Note 1 for further information.

(d) 2001 and 2000 operating segment profitability has been restated to reflect the pro forma impact of SFAS No. 142. Refer to Note 1 for further information.

(e) 2001 and 2000 U.S. operating segment profitability and income taxes have been restated for an internal reallocation of overhead between Corporate and U.S. operations.

The Company's largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 12% of consolidated net sales during 2002 and 11% in 2001, comprised principally of sales within the United States. Sales to any single customer during 2000 were less than 10%.

Supplemental geographic information is provided below for net sales to external customers and long-lived assets:

=================================================================================
(millions)                                  2002            2001           2000
---------------------------------------------------------------------------------
NET SALES
        United States                  $  5,525.4      $  4,889.4      $  3,263.6
        United Kingdom                      667.4           622.8           651.8
        Other foreign countries           2,111.3         2,036.1         2,171.3
---------------------------------------------------------------------------------
        Consolidated                   $  8,304.1      $  7,548.4      $  6,086.7
=================================================================================
LONG-LIVED ASSETS
        United States                  $  7,434.2      $  7,275.9      $  1,553.5
        United Kingdom                      423.5           526.6           535.4
        Other foreign countries             584.6           651.5         1,154.0
---------------------------------------------------------------------------------
        Consolidated                   $  8,442.3      $  8,454.0      $  3,242.9
=================================================================================



46 Kellogg Company

Supplemental product information is provided below for net sales to external customers:

=================================================================================
(millions)                                2002            2001            2000
---------------------------------------------------------------------------------
United States
        Retail channel cereal        $  1,952.1      $  1,840.4      $  1,806.3
        Retail channel snacks           2,333.5         1,922.7           417.5
        Other                           1,239.8         1,126.3         1,039.8
International
        Cereal                          2,476.9         2,381.5         2,530.5
        Convenience foods                 301.8           277.5           292.6
---------------------------------------------------------------------------------
Consolidated                         $  8,304.1      $  7,548.4      $  6,086.7
=================================================================================

NOTE 15 SUPPLEMENTAL FINANCIAL
STATEMENT DATA

(millions)
========================================================================================
CONSOLIDATED STATEMENT OF EARNINGS                 2002                2001       2000
----------------------------------------------------------------------------------------
Research and development expense                $  106.4         $    110.2      $ 118.4
Advertising expense                             $  588.7         $    519.2      $ 604.2
========================================================================================

============================================================================================
CONSOLIDATED STATEMENT OF CASH FLOWS       2002                  2001                 2000
--------------------------------------------------------------------------------------------
Accounts receivable                     $   28.1              $  100.9              $   1.1
Inventories                                (26.4)                 15.8                 54.5
Other current assets                        71.1                 (17.8)               (20.2)
Accounts payable                            41.3                  47.6                 75.1
Other current liabilities                  151.2                 112.9                (83.5)
--------------------------------------------------------------------------------------------
CHANGES IN OPERATING ASSETS
  AND LIABILITIES                       $  265.3              $  259.4              $  27.0
============================================================================================


(millions)
================================================================================
CONSOLIDATED BALANCE SHEET                          2002             2001
--------------------------------------------------------------------------------
Trade receivables                              $    681.0       $    692.0
Allowance for doubtful accounts                     (16.0)           (15.5)
Other receivables                                    76.0             85.8
--------------------------------------------------------------------------------
ACCOUNTS RECEIVABLE, NET                       $    741.0       $    762.3
--------------------------------------------------------------------------------
Raw materials and supplies                     $    172.2       $    170.7
Finished goods and materials in process             431.0            403.8
--------------------------------------------------------------------------------
INVENTORIES                                    $    603.2       $    574.5
--------------------------------------------------------------------------------
Deferred income taxes                          $    207.8       $    151.5
Other prepaid assets                                110.8            181.9
--------------------------------------------------------------------------------
OTHER CURRENT ASSETS                           $    318.6       $    333.4
--------------------------------------------------------------------------------
Land                                           $     62.6       $     65.7
Buildings                                         1,345.6          1,279.1
Machinery and equipment                           4,284.8          4,074.5
Construction in progress                            159.6            192.7
Accumulated depreciation                         (3,012.4)        (2,659.2)
--------------------------------------------------------------------------------
PROPERTY, NET                                  $  2,840.2       $  2,952.8
--------------------------------------------------------------------------------
Goodwill                                       $  3,106.6       $  3,069.5
Other intangibles                                 2,046.6          2,070.2
   -Accumulated amortization                        (20.6)           (19.1)
Other                                               483.1            393.2
--------------------------------------------------------------------------------
OTHER ASSETS                                   $  5,615.7       $  5,513.8
--------------------------------------------------------------------------------
Accrued income taxes                           $    151.7       $     77.3
Accrued salaries and wages                          228.0            233.5
Accrued advertising and promotion                   309.0            233.2
Accrued interest                                    123.2            112.4
Other                                               386.7            378.1
--------------------------------------------------------------------------------
OTHER CURRENT LIABILITIES                      $  1,198.6       $  1,034.5
--------------------------------------------------------------------------------
Nonpension postretirement benefits             $    329.6       $    475.1
Deferred income taxes                               986.4            949.8
Other                                               473.8            245.6
--------------------------------------------------------------------------------
OTHER LIABILITIES                              $  1,789.9       $  1,670.5
================================================================================

(millions)
================================================================================
INTANGIBLE ASSETS SUBJECT TO AMORTIZATION (A):
--------------------------------------------------------------------------------
                   Gross carrying amount    Accumulated amortization
--------------------------------------------------------------------------------
                     2002         2001         2002         2001
--------------------------------------------------------------------------------
Trademarks        $  29.5      $  29.5      $  17.2      $  16.1
Other                 6.7          6.6          3.4          3.0
--------------------------------------------------------------------------------
Total             $  36.2      $  36.1      $  20.6      $  19.1
================================================================================

--------------------------------------------------------------------------------
                                               2002         2001
--------------------------------------------------------------------------------
Amortization expense (b)                    $   1.5      $   6.6
================================================================================

(a) Prior-year amounts presented in accordance with current-year classification under SFAS No. 142 - refer to Note 1 for further information.

(b) The estimated aggregate amortization expense for each of the 5 succeeding fiscal years is approximately $1.5 per year.

================================================================================
INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION (a):
--------------------------------------------------------------------------------
                                                Total carrying amount (b)
--------------------------------------------------------------------------------
                                                     2002            2001
--------------------------------------------------------------------------------
Trademarks                                     $  1,404.0      $  1,404.0
Direct store door (DSD) delivery system             578.9           578.9
Other                                                27.5            51.2
--------------------------------------------------------------------------------
Total                                          $  2,010.4      $  2,034.1
================================================================================

(a) Prior-year amounts presented in accordance with current-year classification under SFAS No. 142 - refer to Note 1 for further information.

(b) Total carrying amount is net of accumulated amortization through December 31, 2001.

================================================================================
CHANGES IN THE CARRYING AMOUNT OF GOODWILL (a):
--------------------------------------------------------------------------------
                                                                     Latin
(millions)                              United States   Europe      America     Other (c)    Consolidated
---------------------------------------------------------------------------------------------------------
January 1, 2001                          $    205.8       --        $   .8       $  1.6       $    208.2
Acquisition                                 2,919.8       --           --            .1          2,919.9
Amortization                                  (60.6)      --           --           (.1)           (60.7)
Foreign currency remeasurement
   impact and other                             --        --           2.3          (.2)             2.1
---------------------------------------------------------------------------------------------------------
December 31, 2001                        $  3,065.0       --        $  3.1       $  1.4       $  3,069.5
SFAS No. 142 reclassification (b)              46.3       --           --           --              46.3

Purchase accounting adjustments                22.2       --           --           --              22.2
Dispositions                                  (30.3)                                               (30.3)
Foreign currency remeasurement
   impact and other                             --        --          (1.1)         --              (1.1)
---------------------------------------------------------------------------------------------------------
DECEMBER 28, 2002                        $  3,103.2       --        $  2.0       $  1.4       $  3,106.6
=========================================================================================================

(a) Total carrying amount is net of accumulated amortization through December 31, 2001.

(b) Assembled workforce intangible no longer meets separability criteria under SFAS No. 142 and has been reclassified to goodwill, effective January 1, 2002.

(c)  Other operating segments include Australia, Asia, and Canada.


                                                              Kellogg Company 47

As discussed in Note 1, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. The provisions of SFAS No. 142 are adopted prospectively and prior-period financial statements are not restated. Comparative earnings information for prior periods is presented in the following tables:

================================================================================
EARNINGS BEFORE EXTRAORDINARY LOSS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE
--------------------------------------------------------------------------------
Earnings (millions)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                           2002          2001         2000
--------------------------------------------------------------------------------
Originally reported                    $  720.9      $  482.0      $  587.7
Goodwill amortization                       --           59.0           5.7
Intangibles no longer amortized             --           26.0           3.9
--------------------------------------------------------------------------------
   Total amortization                  $    --       $   85.0      $    9.6
--------------------------------------------------------------------------------
Comparable                             $  720.9      $  567.0      $  597.3
================================================================================
Per share - Basic
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                           2002         2001         2000
--------------------------------------------------------------------------------
Originally reported                    $   1.77     $   1.19     $   1.45
Goodwill amortization                       --           .15          .01
Intangibles no longer amortized             --           .06          .01
--------------------------------------------------------------------------------
   Total amortization                  $    --      $    .21     $    .02
--------------------------------------------------------------------------------
Comparable                             $   1.77     $   1.40     $   1.47
================================================================================
Per share - Diluted
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                           2002        2001         2000
--------------------------------------------------------------------------------
Originally reported                    $   1.75     $   1.18     $   1.45
Goodwill amortization                       --           .15          .01
Intangibles no longer amortized             --           .06          .01
--------------------------------------------------------------------------------
  Total amortization                   $    --      $    .21     $    .02
--------------------------------------------------------------------------------
Comparable                             $   1.75     $   1.39     $   1.47
================================================================================

================================================================================
NET EARNINGS
--------------------------------------------------------------------------------
Earnings (millions)
--------------------------------------------------------------------------------
                                           2002          2001          2000
--------------------------------------------------------------------------------
Originally reported                    $  720.9      $  473.6      $  587.7
Goodwill amortization                       --           59.0           5.7
Intangibles no longer amortized             --           26.0           3.9
--------------------------------------------------------------------------------
  Total amortization                   $    --       $   85.0      $    9.6
--------------------------------------------------------------------------------
Comparable                             $  720.9      $  558.6      $  597.3
================================================================================
Per share - Basic
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                           2002         2001         2000
--------------------------------------------------------------------------------
Originally reported                    $   1.77     $   1.17     $   1.45
Goodwill amortization                       --           .15          .01
Intangibles no longer amortized             --           .06          .01
--------------------------------------------------------------------------------
  Total amortization                   $    --      $    .21     $    .02
--------------------------------------------------------------------------------
Comparable                             $   1.77     $   1.38     $   1.47
================================================================================
Per share - Diluted
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                           2002         2001         2000
--------------------------------------------------------------------------------
Originally reported                    $   1.75     $   1.16     $   1.45
Goodwill amortization                       --           .15          .01
Intangibles no longer amortized             --           .06          .01
--------------------------------------------------------------------------------
  Total amortization                   $    --      $    .21     $    .02
--------------------------------------------------------------------------------
Comparable                             $   1.75     $   1.37     $   1.47
================================================================================



48 Kellogg Company

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Kellogg Company is responsible for the reliability of the consolidated financial statements and related notes. The financial statements were prepared in conformity with accounting principles that are generally accepted in the United States, using our best estimates and judgements as required.

We maintain a system of internal controls designed to provide reasonable assurance of the reliability of the financial statements, as well as to safeguard assets from unauthorized use or disposition. Formal policies and procedures, including an active Ethics and Business Conduct program, support the internal controls, and are designed to ensure employees adhere to the highest standards of personal and professional integrity. We have established a vigorous internal audit program that independently evaluates the adequacy and effectiveness of these internal controls.

The Audit Committee of the Board of Directors meets regularly with management, internal auditors, and independent auditors to review internal control, auditing, and financial reporting matters. Both our independent auditors and internal auditors have free access to the Audit Committee.

We believe these consolidated financial statements do not misstate or omit any material facts. Our formal certification to the Securities and Exchange Commission is made with our Annual Report on Form 10-K.

The independent auditing firm of PricewaterhouseCoopers was retained to audit our consolidated financial statements and their report follows.

/s/ C. M. Gutierrez
------------------------
C. M. Gutierrez
Chairman of the Board
Chief Executive Officer

/s/ J. A. Bryant
------------------------
J. A. Bryant
Executive Vice President
Chief Financial Officer

/s/ J. M. Boromisa
------------------------
J. M. Boromisa
Senior Vice President
Chief Accounting Officer


REPORT OF INDEPENDENT ACCOUNTANTS
PRICEWATERHOUSECOOPERS LLP

To the Shareholders and Board of Directors of Kellogg Company

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at December 28, 2002 and December 31, 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in conformity with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" which was adopted as of January 1, 2002.

/s/ PRICEWATERHOUSECOOPERS LLP

Battle Creek, Michigan
January 29, 2003


                                                              Kellogg Company 49

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

FOREIGN EXCHANGE RISK

The Company is exposed to fluctuations in foreign currency cash flows related to third-party purchases, intercompany loans and product shipments, and non-functional currency denominated third-party debt. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. Primary exposures include the U.S. Dollar versus the British Pound, Euro, Australian Dollar, Canadian Dollar, and Mexican Peso, and in the case of inter-subsidiary transactions, the British Pound versus the Euro. The Company assesses foreign currency risk based primarily on transactional cash flows and enters into forward contracts, options, and currency swaps to reduce fluctuations in net long or short currency positions. Forward contracts and options are generally less than 18 months duration. Currency swap agreements are established in conjunction with the term of underlying debt issuances.

The tables below summarize forward contracts, options, and currency swaps held at year-end 2002 and 2001. All of these derivatives are valued in U.S. Dollars using year-end exchange rates, are hedges of anticipated transactions, translational exposure, or existing assets or liabilities, and mature within 18 months.

================================================================================
CONTRACTS TO SELL FOREIGN CURRENCY
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
                                                                Notional                    Exchange                    Fair
                                 Currency                         value                       rate                      value
Currency sold                    received                       (millions)                  (fc/1US$)                 (millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                                             2002        2001             2002     2001             2002      2001
-----------------------------------------------------------------------------------------------------------------------------------
New Zealand Dollar (c)         Australian Dollar         $    9.4      $  --              2.04       --           ($  .5)      $ --
Euro (b)                       U.S. Dollar                   57.9         --              1.04       --             (1.8)        --
Pound Sterling (a) (b)         U.S. Dollar                  104.1         --              1.59       --             (1.2)        --
Canadian Dollar (a)            U.S. Dollar                  108.2         --               .64       --               .5         --
Euro (c)                       Pound Sterling                20.8       37.8               .98     1.10              (.6)       (.5)
Swedish Krona (c)              Pound Sterling                 8.6         --              9.10       --              (.3)        --
Swiss Franc (c)                Pound Sterling                 4.3         --              1.41       --              (.1)        --
Norwegian Krone (c)            Pound Sterling                 3.4         --              7.43       --              (.1)        --
Pound Sterling (c)             Danish Krone                   6.6       12.0               .56      .66               .8         .6
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                    $  323.3      $49.8                                      ($ 3.3)      $ .1
===================================================================================================================================

(a) hedge of existing assets or liabilities

(b) hedge of translation exposure

(c) hedge of anticipated transactions


CONTRACTS TO PURCHASE FOREIGN CURRENCY

-----------------------------------------------------------------------------------------------------------------------------------
                                                                Notional                    Exchange                    Fair
                                 Currency                         value                       rate                      value
Currency purchased               exchanged                      (millions)                  (fc/1US$)                 (millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                                             2002        2001             2002     2001             2002      2001
-----------------------------------------------------------------------------------------------------------------------------------
Australian Dollar (a)          U.S. Dollar                  $13.0        $ 1.1            1.79      1.96            $  --      $ --
Canadian Dollar (a)            U.S. Dollar                   11.8          1.0            1.57      1.60              (.1)       --
Japanese Yen (a)               U.S. Dollar                    6.7           --          119.86        --               .1        --
U.S. Dollar (c)                Japanese Yen                   2.2          2.9          119.76    131.58               --        .2
Pound Sterling (c)             Japanese Yen                    .4           .5             .64       .76               --        --
Australian Dollar (c)          Japanese Yen                   1.1           .9            1.80      3.01               --        .1
Singapore Dollar (c)           Japanese Yen                    .6           --            1.73        --               --        --
Euro (a)                       U.S. Dollar                     --          2.4              --      1.12               --        .2
U.S. Dollar (c)                Canadian Dollar               33.7         35.4            1.59      1.60              (.1)       .5
U.S. Dollar (c)                Australian Dollar               --          2.1              --      2.04               --        --
Pound Sterling (c)             South African Rand              .7          3.0             .52       .98              (.1)      1.3
U.S. Dollar (c)                South African Rand              .4           .4           10.77     12.05              (.1)       --
Pound Sterling (a)             U.S. Dollar                    5.3          1.8            1.60       .68               .2        --
------------------------------------------------------------------------------------------------------------------------------------
Total                                                       $75.9        $51.5                                       ($.1)     $2.3
====================================================================================================================================

(a)  hedge of existing assets or liabilities.

(c)  hedge of anticipated transactions

================================================================================
OPTION COLLAR CONTRACTS TO PURCHASE FOREIGN CURRENCY
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                Notional                                 Exchange            Fair
Currency                        Currency                         value                                     rate              value
purchased                       exchanged                       (millions)                              (fc/1US$)         (millions)
------------------------------------------------------------------------------------------------------------------------------------
                                                           2002              2001             2002              2001     2002   2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          PUT       CALL      Put  Call
U.S. Dollar (c)                Mexican Peso                 $42.7           $--          10.01     10.42      --    --   $1.6   $--
====================================================================================================================================

(c)  hedge of anticipated transactions

================================================================================
OPTION COLLAR CONTRACTS TO SELL FOREIGN CURRENCY
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                Notional                                 Exchange            Fair
Currency                        Currency                         value                                     rate              value
sold                            received                        (millions)                              (fc/1US$)         (millions)
------------------------------------------------------------------------------------------------------------------------------------
                                                           2002              2001             2002              2001     2002   2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          PUT       CALL      Put  Call
Euro (c)                        Pound Sterling               $20.8            $--        1.57       1.54       --   --  ($.3)   $--
Mexican Peso (a)                U.S. Dollar                   54.0             --       11.50       9.80       --   --    .2     --
------------------------------------------------------------------------------------------------------------------------------------
Total                                                        $74.8            $--                                       ($.1)   $--
====================================================================================================================================

(a)  hedge of existing assets or liabilities

(c)  hedge of anticipated transactions

================================================================================
CURRENCY SWAPS (millions)
--------------------------------------------------------------------------------

                                                                  Year of maturity                            Fair value
Instrument                                    --------------------------------------------------------------------------------------
characteristics                                2002       2003        2004        2005        2006         2002       2001
------------------------------------------------------------------------------------------------------------------------------------
hedge of existing           Notional amt.     $75.0      $75.0       $75.0       $75.0       $75.0       ($33.3)     ($9.3)
debt issue
pay Pound Sterling/         Pay               5.302%     5.302%      5.302%      5.302%      5.302%
receive U.S. Dollar         Receive           4.490%     4.490%      4.490%      4.490%      4.490%
====================================================================================================================================



50 Kellogg Company

INTEREST RATE RISK

The Company is exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing and future issuances of variable rate debt. Primary exposures include movements in U.S. Treasury rates, London Interbank Offered Rates (LIBOR), and commercial paper rates. The Company currently uses interest rate swaps and forward interest rate contracts to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

The following tables provide information on the Company's significant debt issues and related hedging instruments at year-end 2002 and 2001 (refer to the table on page 50 for currency swaps related to debt issues). For foreign currency-denominated debt, the information is presented in U.S. Dollar equivalents. Variable interest rates are based on effective rates or implied forward rates as of year-end 2002. Refer to Note 7 within Notes to Consolidated Financial Statements for further information.

================================================================================
INTEREST RATE SWAPS (millions)
--------------------------------------------------------------------------------
                                            Year of maturity     Fair value
Instrument                                  -------------------------------------
characteristics                                    2003          2002      2001
--------------------------------------------------------------------------------
hedge of future debt issue    Notional amt.    $1,625.0        ($4.0)      $ -
pay fixed/receive variable    Pay                 2.40%
                              Receive             1.40%
================================================================================

================================================================================
FORWARD INTEREST RATE CONTRACTS (millions)
--------------------------------------------------------------------------------
                                    Notional      Contract          Fair
                                      value         rate            value
Instrument                       -----------------------------------------------
characteristics                  2002      2001                2002       2001
--------------------------------------------------------------------------------
hedge of future debt issue      $200.0     $ -      3.35%     ($2.0)      $ -
================================================================================

=========================================================================================================================
SIGNIFICANT DEBT ISSUES (millions)
-------------------------------------------------------------------------------------------------------------------------
Debt                                      Principal by year of maturity                                  Fair value
-------------------------------------------------------------------------------------------------------------------------
characteristics       2002      2003       2004       2005        2006         2011       2031        2002         2001
-------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                    $699.3                                                                $  705.8    $  717.9
fixed rate                      5.500%
effective rate (a)              5.640%
-------------------------------------------------------------------------------------------------------------------------
Euro Dollar                               $500.0                                                     $  522.3    $  518.3
fixed rate                                 6.625%
effective rate (a)                         6.354%
-------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                                          $200.0                                          $  213.6    $  197.1
fixed rate                                            4.875%
effective rate (a)                                    6.070%
-------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                                                     $1,000.0                             $1,085.0    $1,024.3
fixed rate                                                         6.000%
effective rate (a)                                                 6.390%
-------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                                                                  $1,500.0                $1,689.0    $1,542.3
fixed rate                                                                      6.600%
effective rate (a)                                                              7.080%
-------------------------------------------------------------------------------------------------------------------------
U.S. Dollar                                                                              $1,100.0    $1,336.5    $1,186.7
fixed rate                                                                                  7.450%
effective rate (a)                                                                          7.620%
-------------------------------------------------------------------------------------------------------------------------
U.S. Dollar         $ 75.0     $ 75.0     $ 75.0     $ 75.0     $ 75.0                               $  311.9    $  367.4
fixed rate           4.490%     4.490%     4.490%     4.490%     4.490%
effective rate (b)   5.302%     5.302%     5.302%     5.302%     5.302%
-------------------------------------------------------------------------------------------------------------------------
U.S. commercial
paper               $320.8     $409.8                                                                $  409.8    $  320.8
weighted average
variable               3.0%       2.0%
-------------------------------------------------------------------------------------------------------------------------
Canadian commercial
paper               $171.1     $  -                                                                  $    -      $  171.1
weighted average
variable               2.5%
=========================================================================================================================

(a) Effective fixed interest rate paid, as a result of debt discount and settlement of forward interest rate swap at date of debt issuance.

(b) Effective fixed interest rate paid, as a result of related US$/Pound Sterling currency swap.


                                                              Kellogg Company 51

PRICE RISK

The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. Primary exposures include corn, wheat, soybean oil, sugar, cocoa, and paperboard. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than 18 months. The table below summarizes futures positions held at year-end 2002. The fair values of commodity contracts held at year-end 2001 were insignificant, and did not have a material impact on the Company's earnings or cash flows during 2002.

================================================================================
COMMODITY CONTRACTS (millions except contract price per volume)
--------------------------------------------------------------------------------
                                       Contract
                      Contract      price per unit    Contract
Position              volume            volume        amount       Fair value
--------------------------------------------------------------------------------
Corn - long           1.3 bushels       $ 2.45        $  3.2       $ -
Wheat - long          5.7 bushels         3.49          19.9        (1.0)
Sugar - long           .4 cwt             5.76           2.3          .2
================================================================================

For all derivative financial and commodity instruments presented in the tables on pages 50-52, changes in fair values of these instruments and the resulting impact on the Company's cash flows and/or earnings would generally be offset by changes in values of underlying transactions and positions. Therefore, it should be noted that the exclusion of certain of the underlying exposures from these tables may be a limitation in assessing the net market risk of the Company.


52 Kellogg Company