Form 10-K, Exhibit 13
period 2003-12-27
KELLOGG CO
filed 2004-03-10
CIK 55067

                                                                   EXHIBIT 13.01



                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                        Kellogg Company and Subsidiaries

RESULTS OF OPERATIONS

OVERVIEW

     Kellogg Company is the world's leading producer of cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, and meat alternatives. Kellogg products are manufactured and marketed globally. In recent years, our Company has been managed in two major divisions - the United States and International - with International further delineated into Europe, Latin America, Canada, Australia, and Asia. While this historical organizational structure is the basis of the operating segment data presented in this report, we recently reorganized our geographic management structure to North America, Europe, Latin America, and Asia Pacific, and we will begin reporting on this basis for 2004.

     Our strategy is to manage our Company for steady, consistent growth and an attractive dividend yield, which together should provide strong total return for shareholders. We achieve this sustainability through a focused strategy to grow our cereal business, expand our snacks business, and pursue selective growth opportunities. We support our business strategy with a financial model that emphasizes sales dollars over shipment volume (Volume to Value), as well as cash flow and return on invested capital (Manage for Cash). We believe the success of our strategy and financial principles are reflected in the steady improvement of our Company's financial results over the past three years.

     During 2001, our Company experienced a significant transition related to the acquisition and first phase of the integration of Keebler Foods Company (the "Keebler acquisition"), as well as the fundamental refocus of our business model. While net earnings were dampened by increased interest and tax expense, and other short-term financial impacts of this transition, we achieved several important goals during 2001: increased dollar share in the U.S. cereal category; pricing and mix-related improvements in net sales; expansion of gross profit margin; and the highest cash flow (net cash provided from operating activities less expenditures for property additions) to that date in our Company's history.

     In 2002, our Company accelerated its performance in several key metrics: internal sales growth, expansion of gross profit margin, and continued strong cash flow. We believe improved execution, increased brand-building investment, better innovation, and a focus on value over volume were important drivers of this performance.

     In 2003, our Company continued to demonstrate business momentum with solid financial performance, achieving broad-based sales and operating profit growth, despite substantial reinvestment in brand building and productivity initiatives.

     For the year ended December 27, 2003, our Company reported net earnings per diluted share of $1.92, a 10% increase over prior-year results. For the year ended December 28, 2002, our Company reported net earnings per diluted share of $1.75 versus $1.16 in 2001. Results for 2001 were reduced by several charges and expense items, as presented in the table below.

2001 EXPENSE ITEMS AFFECTING COMPARABILITY WITH 2002 RESULTS

                                                              Per share (basic
     (millions except per share data)          Net earnings     and diluted)
------------------------------------------------------------------------------
Debt extinguishment charge (a)                   $  7.4          $  .02
Restructuring charges, net of credits (b)          20.5             .05
Keebler integration impact (c)                     46.2             .11
Amortization eliminated by SFAS No. 142 (d)        85.0             .21
Cumulative effect of accounting change (e)          1.0               -
==============================================================================

     (a) Net earnings for 2001 include a debt extinguishment charge of $7.4 (net of tax benefit of $4.2), which was originally classified as an extraordinary loss. Under SFAS No. 145, which we adopted in 2003, generally, debt extinguishments are no longer classified as extraordinary items. Accordingly, the extraordinary loss for 2001 has been reclassified to Earnings before cumulative effect of accounting change.

     (b) Operating profit for 2001 includes restructuring charges related to implementing our operating principles and preparing Kellogg for the Keebler integration. Refer to Note 3 within Notes to Consolidated Financial Statements for further information.

     (c) Sales and operating profit for 2001 were reduced by the financial impact of Keebler integration activities. Refer to the discussion of 2002 and 2001 results on page 24 for further information.

     (d) Under SFAS No. 142, which we adopted in 2002, virtually all of our intangibles amortization expense was eliminated in post-2001 fiscal years. Refer to Notes 1 and 15 within Notes to Consolidated Financial Statements for further information.

     (e) Net earnings for 2001 include a charge for the cumulative effect of accounting change related to the adoption of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

NET SALES AND OPERATING PROFIT

     2003 COMPARED TO 2002

     The following tables provide an analysis of net sales and operating profit performance for 2003 versus 2002:

                                                                      Other
                                United                    Latin     operating                Consoli-
(dollars in millions)           States       Europe      America       (b)      Corporate     dated
------------------------------------------------------------------------------------------------------
2003 NET SALES                 $ 5,629.3   $  1,734.2   $   645.7   $   802.3     $  -      $  8,811.5
2002 NET SALES                 $ 5,525.4   $  1,469.8   $   631.1   $   677.8     $  -      $  8,304.1
------------------------------------------------------------------------------------------------------
% change - 2003 vs. 2002:
  Volume (tonnage)                   -.2%         -.6%        6.6%       -3.4%       -               -
  Pricing/mix                        3.2%         3.4%        6.7%        7.1%       -             3.8%
------------------------------------------------------------------------------------------------------
SUBTOTAL - INTERNAL BUSINESS         3.0%         2.8%       13.3%        3.7%       -             3.8%
  Dispositions (a)                  -1.1%           -           -           -        -             -.8%
  Foreign currency impact              -         15.2%      -11.0%       14.7%       -             3.1%
------------------------------------------------------------------------------------------------------
TOTAL CHANGE                         1.9%        18.0%        2.3%       18.4%       -             6.1%
======================================================================================================

                                                                      Other
                                  United                  Latin     operating               Consoli-
  (dollars in millions)           States      Europe     America       (b)      Corporate    dated
----------------------------------------------------------------------------------------------------
2003 OPERATING PROFIT            $1,055.0   $  279.8    $  168.5    $  140.0    ($  99.2)   $1,544.1
2002 OPERATING PROFIT            $1,073.0   $  252.5    $  170.1    $  104.0    ($  91.5)   $1,508.1
----------------------------------------------------------------------------------------------------
% change - 2003 vs. 2002:
  INTERNAL BUSINESS                   -.8%      -2.1%       11.4%       18.5%      -8.5%         1.1%
  Dispositions (a)                    -.9%         -           -           -           -         -.6%
  Foreign currency impact               -       12.9%      -12.3%       16.2%          -         1.9%
----------------------------------------------------------------------------------------------------
TOTAL CHANGE                         -1.7%      10.8%        -.9%       34.7%       -8.5%        2.4%
====================================================================================================

(a) Impact of results for the comparable 2002 periods prior to divestiture of the Bake-Line private label business in April 2002 and additional private label operations in January 2003. Refer to Note 2 within Notes to Consolidated Financial Statements for further information.

(b)  Includes Canada, Australia, and Asia.

Earning
Our
stripes

     During 2003, we achieved consolidated internal net sales growth of 3.8%, against a strong year-ago growth rate of 4.0%. U.S. net sales in the retail cereal channel increased approximately 7%, as the combination of brand-building activities and innovation drove higher tonnage and improved mix. A modest U.S. cereal price increase taken early in 2003 also contributed to the sales increase. Excluding the impact of private-label business divestitures during the past year, internal net sales of our U.S. snacks business (which includes cereal bars and other wholesome snacks, cookies, and crackers) were approximately even with the prior year. The 2003 sales performance of our U.S. snacks business was negatively impacted by our strategic decisions to discontinue a low-margin contract manufacturing relationship in May 2003 and to accelerate stock-keeping unit
     (SKU) rationalization, beginning in the second quarter of 2003. In addition to these strategic factors, our U.S. snacks business experienced a decline in cookie sales, which we believe is a result of aggressive price promotion by competitors, a relative lack of innovation and brand-building activities, and current trends in consumer preferences. While overshadowed during 2003, we believe continued growth in wholesome snacks and stable performance in crackers should offset persisting softness in cookie sales during 2004. Internal net sales for our other U.S. businesses (which include frozen waffles, toaster pastries, natural and vegetarian foods, and food-away-from-home channels) collectively increased approximately 3%.

     Total international net sales increased over 5% in local currencies, with growth in all geographic segments. Our European operating segment exhibited strong sales and category share performance throughout 2003, benefiting from increased brand-building investment and innovation activities across the region. Internal net sales growth in Latin America was driven by a strong performance by our Mexican business unit in both cereal and snacks. Our other non-U.S. segments, which include Canada, Australia, and Asia, collectively delivered solid internal net sales growth, as significant pricing and mix improvements offset the tonnage impact of discontinuing product lines in Australia and Asia in late 2002.

     Consolidated internal operating profit increased only 1% during 2003, as significant charges related to cost-saving initiatives partially offset solid underlying business growth. U.S. internal operating profit declined nearly 1%, absorbing the majority of the charges, as well as higher commodity, energy, and employee benefit costs. International operating profit increased over 6% on a local currency basis. Brand-building expenditures increased significantly in all core markets, reaching a double-digit growth rate on a consolidated basis.

     During 2003, we recorded in selling, general, and administrative expense an impairment loss of $10 million to reduce the carrying value of a contract-based intangible asset. The asset is associated with a long-term licensing agreement principally in the United States and the decline in value was based on the proportionate decline in estimated future cash flows to be derived from the contract versus original projections.

     To position our Company for sustained, reliable growth in earnings and cash flow for the long term, we are undertaking a series of cost-saving initiatives. Some of these initiatives are still in the planning stages and individual actions are being announced as plans are finalized. Major actions implemented in 2003 include a wholesome snack plant consolidation in Australia, manufacturing capacity rationalization in the Mercosur region of Latin America, and plant workforce reduction in Great Britain. Additionally, manufacturing and distribution network optimization efforts in the Company's U.S. snacks business have been ongoing since the Company's acquisition of Keebler in 2001. Taking into account all of these major initiatives, plus other various plant productivity and overhead reduction projects, the Company recorded total charges of approximately $71 million during 2003, comprised of $40 million in asset write-offs, $8 million for pension settlements, and $23 million in severance and other cash exit costs. These charges were recorded principally in cost of goods sold and impacted the Company's operating segments as follows (in millions):
     U.S.-$36, Europe-$21, Latin America-$8, all other-$6. (Refer to Note 3 within Notes to Consolidated Financial Statements for further information on these initiatives.)

     The cost-saving initiatives that we are undertaking could potentially result in a yet-undetermined amount of exit costs and asset write-offs during 2004. Additionally, we expect to continue with manufacturing network optimization efforts in our U.S. snacks business.

     2002 COMPARED TO 2001

     The following tables provide an analysis of net sales and operating profit performance for 2002 versus 2001:

                                                                            Other
                                        United                   Latin     operating              Consoli-
      (dollars in millions)             States      Europe      America       (e)      Corporate   dated
----------------------------------------------------------------------------------------------------------
2002 NET SALES                         $5,525.4    $1,469.8    $  631.1    $  677.8     $   -     $8,304.1
2001 NET SALES                         $4,889.4    $1,360.7    $  650.0    $  648.3     $   -     $7,548.4
----------------------------------------------------------------------------------------------------------
% change - 2002 vs. 2001:
  Volume (tonnage)                           .3%          -          .1%       -3.2%        -          -.2%
  Pricing/mix                               3.8%        2.4%        6.6%        5.6%        -          4.2%
----------------------------------------------------------------------------------------------------------
SUBTOTAL - INTERNAL BUSINESS                4.1%        2.4%        6.7%        2.4%        -          4.0%
  Integration impact (a)                     .4%          -           -           -         -           .2%
  Acquisitions & dispositions (b)           8.5%          -           -           -         -          5.5%
  Foreign currency impact                     -         5.6%       -9.6%        2.2%        -           .3%
----------------------------------------------------------------------------------------------------------
TOTAL CHANGE                               13.0%        8.0%       -2.9%        4.6%        -         10.0%
==========================================================================================================

                                                                         Kellogg
                                                                         Company

                                                                              Other
                                        United                   Latin       operating                Consoli-
(dollars in millions)                   States      Europe      America         (e)      Corporate     dated
--------------------------------------------------------------------------------------------------------------
2002 SEGMENT OPERATING PROFIT          $1,073.0    $  252.5     $  170.1     $  104.0    ($  91.5)    $1,508.1
--------------------------------------------------------------------------------------------------------------
2001 operating profit                  $  745.5    $  245.8     $  170.7     $  101.6    ($  95.7)    $1,167.9
  Restructuring charges (c)                29.5         (.2)         (.1)         1.4         2.7         33.3
  Amortization (d)                        100.5           -           .5           .1         2.5        103.6
--------------------------------------------------------------------------------------------------------------
2001 SEGMENT OPERATING PROFIT          $  875.5    $  245.6     $  171.1     $  103.1    ($  90.5)    $1,304.8
--------------------------------------------------------------------------------------------------------------
% change - 2002 vs. 2001:
  INTERNAL BUSINESS                        10.6%       -3.1%         4.9%        -1.4%      -10.5%         6.4%
  Integration impact (a)                    8.7%          -            -            -         9.4%         6.3%
  Acquisitions & dispositions (b)           3.3%          -            -            -           -          2.3%
  Foreign currency impact                     -         5.9%        -5.5%         2.2%        -.1%          .6%
--------------------------------------------------------------------------------------------------------------
TOTAL CHANGE                               22.6%        2.8%        -.6%           .8%      -1.2%         15.6%
==============================================================================================================

     (a) Impact of Keebler integration activities during 2001. Refer to discussion of results of operations in paragraphs following these tables for further information.

     (b) Impact of results for the first twelve weeks of 2002 from Keebler Foods Company, acquired in March 2001; and impact of results for the comparable 2001 period subsequent to the April 2002 divestiture of the Bake-Line private label business. Refer to Note 2 within Notes to Consolidated Financial Statements for further information.

     (c) Operating profit for 2001 included restructuring charges related to implementing our operating principles and preparing Kellogg for the Keebler integration. Refer to Note 3 within Notes to Consolidated Financial Statements for further information.

     (d)  Pro forma impact of amortization eliminated by SFAS No. 142. Refer to
          Note 1 within Notes to Consolidated Financial Statements for further information.

     (e)  Includes Canada, Australia, and Asia.

     During 2002, we achieved strong internal sales growth of 4% on a consolidated basis, resulting primarily from pricing and mix improvements in all operating segments. U.S. net sales in the retail cereal business increased approximately 6% and total international sales increased over 3% in local currencies. Excluding the impact of acquisitions, divestitures, and Keebler integration activities, internal net sales in the U.S. retail snacks business were approximately even with the prior year, as a double-digit increase in sales of our wholesome snack products offset a decline in cookie and cracker sales. We believe this decline was primarily as a result of weak consumption in the cookie and cracker categories throughout the year and our decision to cancel an end-of-year sales force incentive in order to improve efficiencies in our direct store door (DSD) delivery system.

     During 2002, consolidated and U.S. internal operating profit increased approximately 6% and 11%, respectively. Total international local currency operating profit was approximately even with the prior year, held down by a double-digit increase in marketing investment to drive core market sales growth.

     Cost of goods sold for 2002 includes an impairment loss of $5 million related to our manufacturing facility in China, representing a decline in real estate market value subsequent to an original impairment loss recognized for this property in 1997. The Company completed a sale of this facility in late 2003, and the carrying value of the property approximated the net sales proceeds.

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

MARGIN PERFORMANCE

     Margin performance is presented in the following table.

                                                                                                 Change vs.
                                                                                             prior year (pts.)
------------------------------------------------------------------------------------------------------------------
                                      2003              2002              2001            2003               2002
------------------------------------------------------------------------------------------------------------------
Gross margin                          44.4%             45.0%             44.2%            -.6                .8
SGA% (a)                             -26.9%            -26.8%            -28.3%            -.1               1.5
Restructuring charges                    -                 -               -.4%              -                .4
------------------------------------------------------------------------------------------------------------------
Operating margin                      17.5%             18.2%             15.5%            -.7               2.7
==================================================================================================================

     (a) Selling, general, and administrative expense as a percentage of net sales.

     The 2003 gross margin was unfavorably impacted by significant asset write-offs and exit costs related to cost-saving initiatives; higher commodity, energy, and employee benefit costs; and an increase in package-related promotional costs. These unfavorable factors were mitigated by the favorable impact of operating leverage, pricing and mix improvements, and productivity savings, resulting in only a 60 basis point decline in gross margin versus the prior year. The SGA% was approximately even with the prior year, as significant increases in brand-building and innovation expenditures were offset by overhead savings.

     The 2002 gross margin improvement was attributable primarily to higher average pricing, improved mix, operating leverage, and cost savings related to the Keebler acquisition. Our 2002 gross margin was also favorably impacted by recognition of a $16.9 million curtailment gain related to a change in certain retiree health care plans, largely offset by asset impairment losses, an increase in package-related promotional costs, and costs and asset write-offs associated with various ongoing supply chain efficiency initiatives. The 2002 SGA% was 150 basis points lower than the prior year, due principally to our adoption of SFAS No. 142 on January 1, 2002, which eliminated most of our intangibles amortization expense in post-2001 years.

INTEREST EXPENSE

     On March 26, 2001, we acquired Keebler Foods Company in a cash transaction valued at $4.56 billion, which was financed through a combination of short-term and long-term debt. As a result of this significant debt issuance, interest expense increased dramatically in 2001 versus historical periods and again in 2002, due to the extra quarterly period of interest on Keebler acquisition-related debt. However, interest expense began to decline in 2003 as a result of continuous pay-down of debt balances throughout

Earning
Our
Stripes

     2002 and 2003 and lower short-term market rates of interest. Since the acquisition of Keebler in early 2001, our Company has paid down over $1.6 billion of debt, even early-retiring $172.9 million of long-term debt in December 2003. The early retirement premium of $16.5 million, which primarily represents accelerated interest, is included in 2003 interest expense.

                                                                                                Change vs.
(dollars in millions)                                                                           prior year
-----------------------------------------------------------------------------------------------------------------
                                      2003                2002               2001            2003          2002
-----------------------------------------------------------------------------------------------------------------
Reported interest expense           $  371.4           $  391.2           $  351.5
Amounts capitalized                        -                1.0                2.9
-----------------------------------------------------------------------------------------------------------------
Gross interest expense              $  371.4           $  392.2           $  354.4           -5.3%         10.7%
=================================================================================================================

     We currently expect total-year 2004 interest expense to be reduced to approximately $320 million, as we continue to pay down our debt balances.

OTHER INCOME (EXPENSE), NET

     Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales. Other income (expense), net for 2003 includes a credit of approximately $17 million related to favorable legal settlements; a charge of $8 million for a contribution to the Kellogg's Corporate Citizenship Fund, a private trust established for charitable giving; and a charge of $6.5 million to recognize the impairment of a cost-basis investment in an e-commerce business venture. Other income (expense), net for 2002 consists primarily of a $24.7 million credit related to legal settlements, of which $16.5 million was received in the first quarter with the remainder received throughout subsequent quarters.

INCOME TAXES

     Our consolidated effective tax rate has benefited from accounting changes, tax planning initiatives, and favorable audit closures over the past several years, declining from approximately 40% in 2001 to less than 33% in 2003. The resulting tax savings have been reinvested, in part, in cost-saving programs, brand-building expenditures, and other growth initiatives.

                                                                                           Change vs.
                                                                                       prior year (pts.)
-------------------------------------------------------------------------------------------------------------
                                     2003             2002             2001           2003            2002
-------------------------------------------------------------------------------------------------------------
Effective income tax rate            32.7%            37.0%            40.1%          -4.3            -3.1
=============================================================================================================

     The effective income tax rate for 2001 of approximately 40% reflected the impact of the Keebler acquisition on nondeductible goodwill and the level of U.S. tax on foreign subsidiary earnings. As a result of our adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1 within Notes to Consolidated Financial Statements), goodwill amortization expense - and the resulting impact on the effective income tax rate - has been eliminated in periods subsequent to adoption. Accordingly, the 2002 effective income tax rate was reduced to 37%.

     Due primarily to the implementation of various tax planning initiatives and audit closures, our 2003 effective income tax rate was lowered to 32.7%, which includes over 200 basis points of single-event benefits. We expect an ongoing rate for 2004 of approximately 35%.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal source of liquidity is operating cash flow resulting from net earnings, supplemented by borrowings for major acquisitions and other significant transactions. This cash-generating capability is one of our fundamental strengths and provides us with substantial financial flexibility in meeting operating and investing needs.

     Our measure of cash flow is defined as net cash provided by operating activities reduced by expenditures for property additions.We use this measure of cash flow to focus management and investors on the amount of cash available for debt repayment, dividend distributions, acquisition opportunities, and share repurchases. Our cash flow metric is reconciled to GAAP-basis operating cash flow as follows:

                                                                                     Change vs.
(dollars in millions)                                                                prior year
-------------------------------------------------------------------------------------------------
                                                   2003        2002        2001     2003     2002
-------------------------------------------------------------------------------------------------
Net cash provided by operating activities        $1,171.0    $  999.9   $1,132.0
Additions to properties                            (247.2)     (253.5)    (276.5)
-------------------------------------------------------------------------------------------------
Cash flow                                        $  923.8    $  746.4   $  855.5    23.8%   -12.8%
=================================================================================================

     As a result of stronger than expected cash flow in both 2003 and 2002, we made voluntary contributions to several of our major pension and retiree health care plans. The after-tax impact of these contributions reduced cash flow by approximately $37 million in 2003 and $254 million in 2002. After adjusting for these differences, 2003 cash flow was within $40 million of 2002 cash flow, as the higher earnings in 2003 were overshadowed by extremely strong working capital improvements in 2002.

     The fourth quarter of 2003 marked the tenth consecutive quarter in which our Company has achieved sequential improvement in the ratio of core working capital (inventory and trade receivables less trade payables) to net sales. For the year ended December 27, 2003, average core working capital as a percentage of sales was 8.2%, compared to 8.8% for 2002 and 9.9% for 2001. For 2004, we expect continuing but more modest improvement in our core working capital metric. Expenditures for property additions represented 2.8% of 2003 net sales compared with 3.1% in 2002 and 3.7% in 2001. For 2004, expenditures for property additions are currently expected to remain at approximately 3% of net sales and cash flow (as defined) is expected to exceed the amount of net earnings.

     Despite significant voluntary contributions in 2002, several of our pension plans experienced shortfalls in market values of trust assets versus the year-end 2002 accounting measurement of accumulated obligation. As a result of this condition, we were required to record in our year-end 2002 balance sheet an incremental reduction in equity of approximately $306 million. Due to market gains and incremental funding during 2003 (net of increased obligations), our plan position improved slightly at year-end 2003, and we reversed approximately $48 million of this equity charge. These balance sheet adjustments had no effect on our earnings and we

                                                                         Kellogg
                                                                         Company
     do not expect them to impact our liquidity, capital resources, or our ability to meet current debt covenants and maintain credit ratings.

     To offset issuances under employee benefit programs, our Board of Directors authorized management to repurchase up to $250 million of Kellogg common stock during 2003 and up to $150 million in 2002. Under these authorizations, we paid $90 million during 2003 for approximately 2.9 million shares and $101 million during 2002 for approximately 3.1 million shares. We funded this repurchase program principally by proceeds from employee stock option exercises. For 2004, our Board of Directors has authorized stock repurchases for general corporate purposes up to $300 million.

     We have repaid over $1.6 billion of debt originally issued for the Keebler acquisition, reducing our total debt balance from approximately $6.8 billion at March 2001 to $5.2 billion at year-end 2003. Some of the long-term debt has been redeemed prior to its maturity date. In September 2002, we redeemed $300.7 million of Notes due 2003, and in December 2003, we redeemed $172.9 million of Notes due 2006. In January 2004, we repaid $500 million of maturing seven-year Notes, initially replacing these Notes with short-term debt.

     To partially replace other maturing debt, in June 2003, we issued $500 million of five-year 2.875% fixed rate U.S. Dollar Notes. These Notes were issued under an existing shelf registration statement. In conjunction with this issuance, we settled $250 million notional amount of forward interest rate contracts for a loss of $11.8 million, which is being amortized to interest expense over the term of the debt. Taking into account this amortization and issuance discount, the effective interest rate on these five-year Notes is 3.35%.

     We believe that we will be able to meet our interest and principal repayment obligations and maintain our debt covenants for the foreseeable future, while still meeting our operational needs, including the pursuit of selective growth opportunities, through our strong cash flow, our program of issuing short-term debt, and maintaining credit facilities on a global basis. Our significant long-term debt issues do not contain acceleration of maturity clauses that are dependent on credit ratings. A change in the Company's credit ratings could limit its access to the U.S. short-term debt market and/or increase the cost of refinancing long-term debt in the future. However, even under these circumstances, we would continue to have access to our credit facilities, which are in amounts sufficient to cover the outstanding short-term debt balance and debt principal repayments through 2004.

MARKET RISKS

     Our Company is exposed to certain market risks, which exist as a part of our ongoing business operations and we use derivative financial and commodity instruments, where appropriate, to manage these risks. Our Company, as a matter of policy, does not engage in trading or speculative transactions. Refer to Note 12 within Notes to Consolidated Financial Statements for further information on accounting policies related to derivative financial and commodity instruments.

FOREIGN EXCHANGE RISK

     Our Company is exposed to fluctuations in foreign currency cash flows related to third-party purchases, intercompany loans and product shipments, and nonfunctional currency denominated third-party debt. Our Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, our Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. Primary exposures include the U.S. Dollar versus the British Pound, Euro, Australian Dollar, Canadian Dollar, and Mexican Peso, and in the case of inter-subsidiary transactions, the British Pound versus the Euro. We assess foreign currency risk primarily based on transactional cash flows and enter into forward contracts, options, and currency swaps to reduce fluctuations in net long or short currency positions. Forward contracts and options are generally less than 18 months duration. Currency swap agreements are established in conjunction with the term of underlying debt issuances.

     The total notional amount of foreign currency derivative instruments at year-end 2003 was $749.2 million, representing a settlement obligation of $67.8 million. The total notional amount of foreign currency derivative instruments at year-end 2002 was $816.7 million, representing a settlement obligation of $35.2 million. All of these derivatives were hedges of anticipated transactions, translational exposure, or existing assets or liabilities, and mature within 18 months, except for one currency swap transaction that matures in 2006. Assuming an unfavorable 10% change in year-end exchange rates, the settlement obligation would have increased by approximately $81.6 million in 2003 and $90.6 million in 2002. These unfavorable changes would generally have been offset by favorable changes in the values of the underlying exposures.

INTEREST RATE RISK

     Our Company is exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing and future issuances of variable rate debt. Primary exposures include movements in U.S. Treasury rates, London Interbank Offered Rates (LIBOR), and commercial paper rates. We currently use interest rate swaps and forward interest rate contracts to reduce interest rate volatility and funding costs associated with certain debt issues, and to achieve a desired proportion of variable versus fixed rate debt, based on current and projected market conditions.

     Note 7 within Notes to Consolidated Financial Statements provides information on our Company's significant debt issues. The total notional amount of interest rate derivative instruments at year-end 2003 was $1.91 billion, representing a settlement obligation of $2.1 million. The total notional amount of interest rate derivative instruments at year-end 2002 was $1.83 billion, representing

Earning
Our
stripes
     a settlement obligation of $6.0 million. Assuming average variable rate debt levels and issuances of fixed rate debt during the year, a one percentage point increase in interest rates would have increased interest expense by approximately $3.8 million in 2003 and $2.3 million in 2002.

PRICE RISK

     Our Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials. Primary exposures include corn, wheat, soybean oil, sugar, cocoa, and paperboard. We use the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year. The total notional amount of commodity derivative instruments at year-end 2003 was $26.5 million, representing a settlement receivable of $.2 million. Assuming a 10% decrease in year-end commodity prices, this settlement receivable would have converted to a settlement obligation of approximately $2.7 million, generally offset by a reduction in the cost of the underlying material purchases. The total notional amount of commodity derivative instruments at year-end 2002 was $25.4 million, representing a settlement obligation of $.8 million. Assuming a 10% decrease in year-end commodity prices, this settlement obligation would have increased by approximately $1.6 million, generally offset by a reduction in the cost of the underlying material purchases.

     In addition to the derivative commodity instruments discussed above, we use long cash positions with suppliers to manage a portion of our price exposure. It should be noted that the exclusion of these positions from the analysis above may be a limitation in assessing the net market risk of our Company.

OFF-BALANCE SHEET ARRANGEMENTS AND OTHER OBLIGATIONS

OFF-BALANCE SHEET ARRANGEMENTS

     Our off-balance sheet arrangements are generally limited to residual value guarantees and secondary liabilities on operating leases of approximately $15 million and third party loan guarantees as discussed in the following paragraph.

     Our Keebler subsidiary is guarantor on loans to independent contractors for the purchase of DSD route franchises. At year-end 2003, there were total loans outstanding of $15.2 million to 413 franchisees. Related to this arrangement, our Company has established with a financial institution a one-year renewable loan facility up to $17.0 million with a five-year term-out and servicing arrangement. We have the right to revoke and resell the route franchises in the event of default or any other breach of contract by franchisees. Revocations have been infrequent. Our maximum potential future payments under these guarantees are limited to the outstanding loan principal balance plus unpaid interest. In accordance with FIN 45 (refer to Note 1 within Notes to Consolidated Financial Statements), we have recognized the fair value of guarantees associated with new loans to DSD route franchisees issued beginning in 2003. These amounts are insignificant.

CONTRACTUAL OBLIGATIONS

     The following table summarizes future estimated cash payments to be made under existing contractual obligations. Further information on debt obligations is contained in Note 7 of Notes to Consolidated Financial Statements. Further information on lease obligations is contained in Note 6.

Contractual obligations                                   Payments due by period
------------------------------------------------------------------------------------------------
                                                                                        2009 and
  (millions)               Total       2004     2005     2006       2007       2008      beyond
------------------------------------------------------------------------------------------------
Long-term debt            $4,866.2   $  578.1 $  278.6 $  904.4   $    2.0  $  501.4    $2,601.7
Capital leases                 5.6        1.6      1.5      1.5        1.0         -           -
Operating leases             367.0       76.4     64.0     50.3       38.0      34.4       103.9
Purchase obligations (a)     369.9      191.5     68.3     43.8       30.4      29.6         6.3
Other long-term (b)           97.0       13.0      5.4      5.5        6.9       7.4        58.8
------------------------------------------------------------------------------------------------
Total                     $5,705.7   $  860.6 $  417.8 $1,005.5   $   78.3  $  572.8    $2,770.7
================================================================================================

     (a) Purchase obligations consist primarily of fixed commitments under various co-marketing agreements and to a lesser extent, of contracts for future delivery of commodities, packaging materials, and equipment, and service agreements. The amounts presented in the table do not include items already recorded in accounts payable or other current liabilities at year-end 2003, nor does the table reflect cash flows we are likely to incur based on our plans, but are not obligated to incur. Therefore, it should be noted that the exclusion of these items from the table could be a limitation in assessing our total future cash flows under contracts.

     (b) Other long-term contractual obligations are those associated with noncurrent liabilities recorded within the Consolidated Balance Sheet at year-end 2003 and consist principally of projected commitments under deferred compensation arrangements and other retiree benefits in excess of those provided within our broad-based plans. We do not have significant statutory or contractual funding requirements for our broad-based retiree benefit plans during the periods presented and have not included these amounts in the table. Refer to Notes 9 and 10 within Notes to Consolidated Financial Statements for further information on these plans, including expected contributions for fiscal year 2004.

SIGNIFICANT

ACCOUNTING ESTIMATES

     Our significant accounting policies, as well as recently adopted pronouncements, are discussed in Note 1 of Notes to Consolidated Financial Statements. None of the pronouncements adopted in fiscal 2003 have had or are expected to have a significant impact on our Company's financial statements.

     Our critical accounting estimates, which require significant judgments and assumptions likely to have a material impact on our financial statements, are generally limited to those governing the amount and timing of recognition of consumer promotional expenditures, the assessment of the carrying value of goodwill and other intangible assets, valuation of our pension and other postretirement benefit obligations, and determination of our income tax expense and liabilities. In addition, administrative ambiguities concerning the Medicare Prescription Drug Improvement and Modernization Act of 2003, as well as the current lack of FASB authoritative guidance in this area, presently result in uncertainty regarding the eventual financial impact of this legislative change on our Company.

PROMOTIONAL EXPENDITURES

     Our promotional activities are conducted either through the retail trade or directly with consumers and involve in-store displays; fea-

                                                                         Kellogg
                                                                         Company
     ture price discounts on our products; consumer coupons, contests, and loyalty programs; and similar activities. The costs of these activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. Therefore, the recognition of these costs requires management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual redemptions are normally insignificant and recognized as a change in management estimate in a subsequent period. However, as our Company's total promotional expenditures represented nearly 30% of 2003 net sales, the likelihood exists of materially different reported results if different assumptions or conditions were to prevail.

INTANGIBLES

     Beginning in 2002, we follow SFAS No. 142 in evaluating impairment of goodwill and other intangible assets. Under this standard, goodwill impairment testing first requires a comparison between the carrying value and fair value of a reporting unit with associated goodwill. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. The fair value of a reporting unit is based primarily on our assessment of profitability multiples likely to be achieved in a theoretical sale transaction. Similarly, impairment testing of other intangible assets requires a comparison of carrying value to fair value of that particular asset. Fair values of non-goodwill intangible assets are based primarily on projections of future cash flows to be generated from that asset. For instance, cash flows related to a particular trademark would be based on a projected royalty stream attributable to branded product sales. These estimates are made using various inputs including historical data, current and anticipated market conditions, management plans, and market comparables. We periodically engage third party valuation consultants to assist in this process. At December 27, 2003, intangible assets, net, were $5.1 billion, consisting primarily of goodwill, trademarks, and DSD delivery system associated with the Keebler acquisition. While we currently believe that the fair value of all of our intangibles exceeds carrying value, materially different assumptions regarding future performance of our snacks business or the weighted average cost of capital used in the valuations could result in significant impairment losses.

RETIREMENT BENEFITS

     Our Company sponsors a number of U.S. and foreign defined benefit employee pension plans and also provides retiree health care and other welfare benefits in the United States and Canada. Plan funding strategies are influenced by tax regulations. A substantial majority of plan assets are invested in a globally diversified portfolio of equity securities with smaller holdings of bonds, real estate, and other investments. We follow SFAS No. 87 "Employers' Accounting for Pensions" and SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" for the measurement and recognition of obligations and expense related to our retiree benefit plans. Embodied in both of these standards is the concept that the cost of benefits provided during retirement should be recognized over the employees' active working life. Inherent in this concept, therefore, is the requirement to use various actuarial assumptions to predict and measure costs and obligations many years prior to the settlement date. Major actuarial assumptions that require significant management judgment and have a material impact on the measurement of our consolidated benefits expense and accumulated obligation include the long-term rates of return on plan assets, the health care cost trend rates, and the interest rates used to discount the obligations for our major plans, which cover employees in the United States, United Kingdom, and Canada.

     To conduct our annual review of the long-term rate of return on plan assets, we work with third party financial consultants to model expected returns over a 20-year investment horizon with respect to the specific investment mix of our major plans. The return assumptions used reflect a combination of rigorous historical performance analysis and forward-looking views of the financial markets including consideration of current yields on long-term bonds, price-earnings ratios of the major stock market indices, and long-term inflation. Our model currently incorporates a long-term inflation assumption of 2.5% and an active management premium of 1% (net of fees) validated by historical analysis. Although we review our expected long-term rates of return annually, our benefit trust investment performance for one particular year does not, by itself, significantly influence our evaluation. Our expected rates of return are generally not revised, provided these rates continue to fall within a "more likely than not" corridor of between the 25th and 75th percentile of expected long-term returns, as determined by our modeling process. Our current assumed rate of return of 9.3% presently equates to approximately the 50th percentile expectation.

     Any future variance between the assumed and actual rates of return on our plan assets is recognized in the calculated value of plan assets over a five-year period and once recognized, experience gains and losses are amortized using a declining-balance method over the average remaining service period of active plan participants. Under this recognition method, a 100 basis point shortfall in actual versus assumed performance of all of our plan assets in year one would result in an arising experience loss of approximately $20 million. The unfavorable impact on earnings in year two would be less than $1 million, increasing to approximately $3 million in year five. Approximately 80% of this experience loss would be amortized through earnings at the end of year 20. Experience gains are recognized similarly.

     To conduct our annual review of health care cost trend rates, we work with third party financial consultants to model our actual

Earning
Our
stripes
     claims cost data over a five-year historical period, including an analysis of pre-65 versus post-65 age group and other demographic trends. This data is adjusted to eliminate the impact of plan changes and other factors that would tend to distort the underlying cost inflation trends. Our initial health care cost trend rate is reviewed annually and adjusted as necessary, to remain consistent with our historical model, as well as any expectations regarding short-term future trends. Our 2004 initial trend rate of 8.5% compares to our recent five-year compound annual growth rate of approximately 7%. Our initial rate is trended downward by 1% per year, until the ultimate trend rate is reached. The ultimate trend rate is adjusted annually, as necessary, to approximate the current economic view on the rate of long-term inflation plus an appropriate health care cost premium. The current ultimate trend rate of 4.5% is based on a long-term inflation assumption of 2.5% plus a 2% premium.

     To conduct our annual review of discount rates, we use several published market indices with appropriate duration weighting to assess prevailing rates on high quality debt securities. We also periodically use third party financial consultants to model specific AA-rated (or the equivalent in foreign jurisdictions) bond issues against the expected settlement cash flows of our plans. The measurement dates for our benefit plans are generally consistent with our Company's fiscal year end. Thus, we select discount rates to measure our benefit obligations that are consistent with market indices during December of each year.

     Despite the above-described rigorous policies for selecting major actuarial assumptions, we periodically experience differences between assumed and actual experience. For 2004, we currently expect incremental amortization of experience losses of approximately $20 million, arising largely from a decline in discount rates at year-end 2003. Assuming actual future experience is consistent with our current assumptions, annual amortization of accumulated experience losses during each of the next several years would remain approximately level with the 2004 amount.

INCOME TAXES

     Our consolidated effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgement is required in determining our effective tax rate and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are supportable, we believe that certain positions are likely to be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit. Our effective income tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our reserves reflect the probable outcome of known tax contingencies. Favorable resolution would be recognized as a reduction to our effective tax rate in the year of resolution. Our tax reserves are presented in the balance sheet principally within accrued income taxes.

MEDICARE PRESCRIPTION BENEFITS

     In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) became law. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. At present, detailed regulations necessary to implement the Act have not been issued, including those that would specify the manner in which actuarial equivalency must be determined and the evidence required to demonstrate actuarial equivalency to the Secretary of Health and Human Services. Furthermore, the FASB has not yet issued authoritative guidance on accounting for subsidies provided by the Act. To address this uncertainty, in January 2004, the FASB issued Staff Position (FSP) FAS 106-1, which permits plan sponsors to make a one-time election to defer recognition of the effects of the Act in accounting for and making disclosures for postretirement benefit plans until authoritative guidance is issued. Accordingly, we have made this deferral election. However, when issued, this authoritative guidance could require us to change previously reported information. Based on current plan design, we believe certain health care benefit plans covering a significant portion of our U.S. workforce are likely to qualify for this subsidy, which once recognized, could result in a moderate reduction in our annual health care expense.

                                                                         Kellogg
                                                                         Company

FUTURE OUTLOOK

     Our long-term annual growth targets are low single-digit for internal net sales, mid single-digit for operating profit, and high single-digit for net earnings per share. In general, we expect 2004 results to be consistent with these targets, despite several important challenges continuing from 2003:

     -    higher employee benefits expense;

     - significant increases in the prices of certain grains, cocoa, other ingredients, packaging, and energy;

     -    increased cost and reduced availability of certain types of insurance;
          and

     -    economic volatility in Latin America.

     In addition to the continuing challenges listed above, the following important trends and uncertainties particular to 2004 should be noted:

     - Our 2004 fiscal year will include a 53rd week, which could add approximately one percentage point of extra growth to our sales results.

     - We expect another year of sales decline for the cookie portion of our U.S. snacks business, due principally to category factors, aggressive SKU eliminations, and discontinuance of a custom manufacturing business during 2003.

     - We expect to continue to incur asset write-offs and exit costs associated with productivity initiatives throughout 2004.

     - We expect full-year growth in brand-building expenditures to exceed the rate of sales growth.

     - We expect our 2004 consolidated effective income tax rate to be approximately 35% versus less than 33% in 2003.

FORWARD-LOOKING STATEMENTS

     Our Management's Discussion and Analysis and other parts of this Annual Report contain "forward-looking statements" with projections concerning, among other things, our strategy, financial principles, and plans; initiatives, improvements, and growth; sales, gross margins, advertising, promotion, merchandising, brand-building expenditures, operating profit, and earnings per share; innovation opportunities; exit plans and costs related to productivity initiatives; the impact of accounting changes and FASB authoritative guidance to be issued; our ability to meet interest and debt principal repayment obligations; common stock repurchases or debt reduction; effective income tax rate; cash flow and core working capital; capital expenditures; interest expense; commodity and energy prices; and employee benefit plan costs and funding. Forward-looking statements include predictions of future results or activities and may contain the words "expect," "believe," "will," "will deliver," "anticipate," "project," "should," or words or phrases of similar meaning. Our actual results or activities may differ materially from these predictions. In particular, future results or activities could be affected by factors related to the Keebler acquisition, such as the substantial amount of debt incurred to finance the acquisition, which could, among other things, hinder our ability to adjust rapidly to changing market conditions, make us more vulnerable in the event of a downturn, and place us at a competitive disadvantage relative to less-leveraged competitors. In addition, our future results could be affected by a variety of other factors, including:

     -    the impact of competitive conditions;

     -    the effectiveness of pricing, advertising, and promotional programs;

     -    the success of innovation and new product introductions;

     - the recoverability of the carrying value of goodwill and other intangibles;

     -    the success of productivity improvements and business transitions;

     -    commodity and energy prices, and labor costs;

     -    the availability of and interest rates on short-term financing;

     -    actual market performance of benefit plan trust investments;

     - the levels of spending on systems initiatives, properties, business opportunities, integration of acquired businesses, and other general and administrative costs;

     -    changes in consumer behavior and preferences;

     - the effect of U.S. and foreign economic conditions on items such as interest rates, statutory tax rates, currency conversion and availability;

     -    legal and regulatory factors; and,

     - business disruption or other losses from war, terrorist acts, or political unrest.

Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them.

Earning
Our
Stripes

KELLOGG COMPANY AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA

(in millions, except per share data and number of employees)

                                                    2003              2002              2001              2000              1999
------------------------------------------------------------------------------------------------------------------------------------
OPERATING TRENDS
Net sales                                       $   8,811.5       $   8,304.1       $   7,548.4       $   6,086.7       $   6,156.5
Gross profit as a % of net sales                       44.4%             45.0%             44.2%             44.1%             45.2%
Depreciation                                          359.8             346.9             331.0             275.6             273.6
Amortization                                           13.0               3.0             107.6              15.0              14.4
Advertising expense                                   698.9             588.7             519.2             604.2             674.1
Research and development expense                      126.7             106.4             110.2             118.4             104.1
Operating profit (a) (d)                            1,544.1           1,508.1           1,167.9             989.8             828.8
Operating profit as a % of net sales                   17.5%             18.2%             15.5%             16.3%             13.5%
Interest expense                                      371.4             391.2             351.5             137.5             118.8
Earnings before cumulative
   effect of accounting change (a) (b) (d)            787.1             720.9             474.6             587.7             338.3
Average shares outstanding:
   Basic                                              407.9             408.4             406.1             405.6             405.2
   Diluted                                            410.5             411.5             407.2             405.8             405.7
Earnings per share before cumulative
   effect of accounting change (a) (b) (d)
   Basic                                               1.93              1.77              1.17              1.45               .83
   Diluted                                             1.92              1.75              1.16              1.45               .83
------------------------------------------------------------------------------------------------------------------------------------
CASH FLOW TRENDS
Net cash provided from operating activities     $   1,171.0       $     999.9       $   1,132.0       $     880.9       $     795.2
Capital expenditures                                  247.2             253.5             276.5             230.9             266.2
Net cash provided from operating activities
   reduced by capital expenditures (e)                923.8             746.4             855.5             650.0             529.0
Net cash used in investing activities                (219.0)           (188.8)         (4,143.8)           (379.3)           (244.2)
Net cash provided from (used in) financing
   activities                                        (939.4)           (944.4)          3,040.2            (441.8)           (527.6)
Interest coverage ratio (c)                             5.1               4.8               4.5               9.4               7.9
------------------------------------------------------------------------------------------------------------------------------------
CAPITAL STRUCTURE TRENDS
Total assets                                    $  10,230.8       $  10,219.3       $  10,368.6       $   4,886.0       $   4,808.7
Property, net                                       2,780.2           2,840.2           2,952.8           2,526.9           2,640.9
Short-term debt                                       898.9           1,197.3             595.6           1,386.3             521.5
Long-term debt                                      4,265.4           4,519.4           5,619.0             709.2           1,612.8
Shareholders' equity                                1,443.2             895.1             871.5             897.5             813.2
------------------------------------------------------------------------------------------------------------------------------------
SHARE PRICE TRENDS
Stock price range                               $     28-38       $     29-37       $     25-34       $     21-32       $      30-42
Cash dividends per common share                       1.010             1.010             1.010              .995               .960
------------------------------------------------------------------------------------------------------------------------------------
Number of employees                                  25,250            25,676            26,424            15,196             15,051
====================================================================================================================================

(a) Operating profit for 2001 includes restructuring charges, net of credits, of $33.3 ($20.5 after tax or $.05 per share). Operating profit for 2000 includes restructuring charges of $86.5 ($64.2 after tax or $.16 per share). Operating profit for 1999 includes restructuring charges of $244.6 ($156.4 after tax or $.40 per share). Earnings before cumulative effect of accounting change for 1999 include disposition-related charges of $168.5 ($111.5 after tax or $.27 per share).

(b) Earnings before cumulative effect of accounting change for 2001 exclude the effect of a charge of $1.0 after tax to adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." Results for 2001 have been restated to reflect the adoption of SFAS No. 145 in 2003 concerning the income statement classification of losses from debt extinguishment. The net loss of $7.4 incurred in 2001, which was originally classified as an extraordinary loss, has been reclassified to Earnings before cumulative effect of accounting change. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

(c) Interest coverage ratio is calculated based on earnings before interest expense, income taxes, depreciation, and amortization, divided by interest expense.

(d) Results for 2001 include $103.6 ($85.0 after tax or $.21 per share) of amortization which has been eliminated by SFAS No. 142 on a pro forma basis. Amortization in pre-2001 years was insignificant. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

(e) The Company uses this non-GAAP financial measure to focus management and investors on the amount of cash available for debt repayment, dividend distributions, acquisition opportunities, and share repurchases.

                                                                         Kellogg
                                                                         Company

KELLOGG COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF EARNINGS

(millions, except per share data)                              2003          2002           2001
---------------------------------------------------------------------------------------------------
NET SALES                                                   $ 8,811.5      $ 8,304.1     $ 7,548.4
---------------------------------------------------------------------------------------------------
Cost of goods sold                                            4,898.9        4,569.0       4,211.4
Selling, general, and administrative expense                  2,368.5        2,227.0       2,135.8
Restructuring charges                                               -              -          33.3
---------------------------------------------------------------------------------------------------
OPERATING PROFIT                                            $ 1,544.1      $ 1,508.1     $ 1,167.9
---------------------------------------------------------------------------------------------------
Interest expense                                                371.4          391.2         351.5
Other income (expense), net                                      (3.2)          27.4         (23.9)
---------------------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES AND CUMULATIVE
   EFFECT OF ACCOUNTING CHANGE                              $ 1,169.5      $ 1,144.3     $   792.5
Income taxes                                                    382.4          423.4         317.9
---------------------------------------------------------------------------------------------------
EARNINGS BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE      $   787.1      $   720.9     $   474.6
---------------------------------------------------------------------------------------------------
Cumulative effect of accounting change (net of tax)                 -              -          (1.0)
---------------------------------------------------------------------------------------------------
NET EARNINGS                                                $   787.1      $   720.9     $   473.6
---------------------------------------------------------------------------------------------------
PER SHARE AMOUNTS:
Earnings before cumulative effect of accounting change:
   Basic                                                    $    1.93      $    1.77     $    1.17
   Diluted                                                       1.92           1.75          1.16
Net earnings:
   Basic                                                         1.93           1.77          1.17
   Diluted                                                       1.92           1.75          1.16
==================================================================================================

Refer to Notes to Consolidated Financial Statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                          Accumulated
                                Common stock   Capital in               Treasury stock       other          Total          Total
                                ------------   excess of   Retained     --------------   comprehensive  shareholders'  comprehensive
(millions)                     shares  amount  par value   earnings   shares   amount        income         equity         income
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 2001        415.5  $103.8   $ 102.0    $1,501.0     9.8   ($ 374.0)    ($ 435.3)     $     897.5
Net earnings                                                  473.6                                            473.6     $  473.6
Dividends                                                    (409.8)                                          (409.8)
Other comprehensive income                                                                   (116.1)          (116.1)      (116.1)
Stock options exercised and
  other                                           (10.5)        (.1)   (1.0)      36.9                          26.3
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001      415.5  $103.8   $  91.5    $1,564.7     8.8   ($ 337.1)    ($ 551.4)     $     871.5     $  357.5
                                                                                                                         --------
Common stock repurchases                                                3.1     (101.0)                       (101.0)
Net earnings                                                  720.9                                            720.9        720.9
Dividends                                                    (412.6)                                          (412.6)
Other comprehensive income                                                                   (302.0)          (302.0)      (302.0)
Stock options exercised and
  other                                           (41.6)               (4.3)     159.9                         118.3
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 28, 2002      415.5  $103.8   $  49.9    $1,873.0     7.6   ($ 278.2)    ($ 853.4)      $    895.1     $  418.9
                                                                                                                         --------
Common stock repurchases                                                2.9      (90.0)                        (90.0)
Net earnings                                                  787.1                                            787.1        787.1
Dividends                                                    (412.4)                                          (412.4)
Other comprehensive income                                                                    124.2            124.2        124.2
Stock options exercised and
  other                                           (25.4)               (4.7)     164.6                         139.2
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 27, 2003      415.5  $103.8   $  24.5    $2,247.7     5.8   ($ 203.6)    ($ 729.2)      $  1,443.2     $  911.3
====================================================================================================================================

Refer to Notes to Consolidated Financial Statements.

Earning
Our
Stripes

KELLOGG COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

(millions, except share data)                                         2003          2002
--------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                         $     141.2    $     100.6
Accounts receivable, net                                                754.8          741.0
Inventories                                                             649.8          603.2
Other current assets                                                    251.4          318.6
                                                                  -----------    -----------
  TOTAL CURRENT ASSETS                                            $   1,797.2    $   1,763.4
                                                                  -----------    -----------
PROPERTY, NET                                                         2,780.2        2,840.2
OTHER ASSETS                                                          5,653.4        5,615.7
                                                                  -----------    -----------
   TOTAL ASSETS                                                   $  10,230.8    $  10,219.3
                                                                  ===========    ===========
CURRENT LIABILITIES
Current maturities of long-term debt                              $     578.1    $     776.4
Notes payable                                                           320.8          420.9
Accounts payable                                                        703.8          619.0
Other current liabilities                                             1,163.3        1,198.6
                                                                  -----------    -----------
   TOTAL CURRENT LIABILITIES                                      $   2,766.0    $   3,014.9
                                                                  -----------    -----------
LONG-TERM DEBT                                                        4,265.4        4,519.4
OTHER LIABILITIES                                                     1,756.2        1,789.9
SHAREHOLDERS' EQUITY
Common stock, $.25 par value, 1,000,000,000 shares authorized
   Issued: 415,451,198 shares in 2003 and 2002                          103.8          103.8
Capital in excess of par value                                           24.5           49.9
Retained earnings                                                     2,247.7        1,873.0
Treasury stock at cost:
   5,751,578 shares in 2003 and 7,598,923 shares in 2002               (203.6)        (278.2)
Accumulated other comprehensive income (loss)                          (729.2)        (853.4)
                                                                  -----------    -----------
   TOTAL SHAREHOLDERS' EQUITY                                     $   1,443.2    $     895.1
                                                                  -----------    -----------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $  10,230.8    $  10,219.3
                                                                  ===========    ===========

Refer to Notes to Consolidated Financial Statements.

                                                                         Kellogg
                                                                         Company

KELLOGG COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

(millions)                                                                    2003          2002         2001
----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings                                                                 $   787.1     $ 720.9    $    473.6
Adjustments to reconcile net earnings to operating cash flows:
   Depreciation and amortization                                                 372.8       349.9         438.6
   Deferred income taxes                                                          74.8       111.2          71.5
   Restructuring charges, net of cash paid                                           -           -          31.2
   Other                                                                          76.1        67.0         (77.5)
Pension and other postretirement benefit plan contributions                     (184.2)     (446.6)        (76.3)
Changes in operating assets and liabilities                                       44.4       197.5         270.9
                                                                            ----------    --------    ----------
   NET CASH PROVIDED FROM OPERATING ACTIVITIES                               $ 1,171.0     $ 999.9    $  1,132.0
                                                                            ----------    --------    ----------
INVESTING ACTIVITIES
Additions to properties                                                     ($   247.2)   ($ 253.5)   ($   276.5)
Acquisitions of businesses                                                           -        (2.2)     (3,858.0)
Dispositions of businesses                                                        14.0        60.9             -
Property disposals                                                                13.8         6.0          10.1
Other                                                                               .4           -         (19.4)
                                                                            ----------    --------    ----------
   NET CASH USED IN INVESTING ACTIVITIES                                    ($   219.0)   ($ 188.8)   ($ 4,143.8)
                                                                            ----------    --------    ----------
FINANCING ACTIVITIES
Net increase (reduction) of notes payable, with maturities less than or
 equal to 90 days                                                            $   208.5    ($ 226.2)   ($   154.0)
Issuances of notes payable, with maturities greater than 90 days                  67.0       354.9         549.6
Reductions of notes payable, with maturities greater than 90 days               (375.6)     (221.1)       (365.6)
Issuances of long-term debt                                                      498.1           -       5,001.4
Reductions of long-term debt                                                    (956.0)     (439.3)     (1,608.4)
Net issuances of common stock                                                    121.6       100.9          26.4
Common stock repurchases                                                         (90.0)     (101.0)            -
Cash dividends                                                                  (412.4)     (412.6)       (409.8)
Other                                                                              (.6)          -            .6
                                                                            ----------    --------    ----------
   NET CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES                    ($   939.4)   ($ 944.4)   $  3,040.2
                                                                            ----------    --------    ----------
Effect of exchange rate changes on cash                                           28.0         2.1          (1.0)
                                                                            ----------    --------    ----------
Increase (decrease) in cash and cash equivalents                             $    40.6    ($ 131.2)   $     27.4
Cash and cash equivalents at beginning of year                                   100.6       231.8         204.4
                                                                            ----------    --------    ----------
   CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $   141.2     $ 100.6    $    231.8
                                                                            ==========    ========    ==========

Refer to Notes to Consolidated Financial Statements.

Earning
Our
Stripes

KELLOGG COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of Kellogg Company and its majority-owned subsidiaries. Intercompany balances and transactions are eliminated. Certain amounts in the prior-year financial statements have been reclassified to conform to the current-year presentation.

    Beginning in 2002, the Company's fiscal year normally ends on the last Saturday of December and as a result, a 53rd week is added every fifth or sixth year. The Company's 2002 and 2003 fiscal years ended on December 28 and 27, respectively. The Company's 2004 fiscal year will end on January 1, 2005, and include a 53rd week. Prior to 2002, the Company had a calendar year end.

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

     The Company adopted Statement of Financial Accounting Standards (SFAS) No. 144 "Accounting for Impairment or Disposal of Long-lived Assets" on January 1, 2002. This standard is generally effective for the Company on a prospective basis. SFAS No. 144 clarifies and revises existing guidance on accounting for impairment of plant, property, and equipment, amortized intangibles, and other long-lived assets not specifically addressed in other accounting literature. Significant changes include 1) establishing criteria beyond those previously specified in pre-existing literature for determining when a long-lived asset is held for sale, and 2) requiring that the depreciable life of a long-lived asset to be abandoned is revised. SFAS No. 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than only a segment of a business).

GOODWILL AND OTHER INTANGIBLE ASSETS

    The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. This standard provides accounting and disclosure guidance for acquired intangibles. Under this standard, goodwill and "indefinite-lived" intangibles are no longer amortized, but are tested at least annually for impairment. Goodwill impairment testing first requires a comparison between the carrying value and fair value of a reporting unit, including goodwill allocated to it. If carrying value exceeds fair value, goodwill is considered impaired. The amount of impairment loss is measured as the difference between carrying value and implied fair value of goodwill, which is determined in the same manner as the amount of goodwill recognized in a business combination. Impairment testing for non-amortized intangibles requires a comparison between the fair value and carrying value of the intangible asset. If carrying value exceeds fair value, the intangible is considered impaired and is reduced to fair value. The Company uses various market valuation techniques to determine fair value of goodwill and other intangible assets and periodically engages third party valuation consultants for this purpose. Transitional impairment tests of goodwill and non-amortized intangibles were required to be performed upon adoption of SFAS No. 142, with any recognized impairment loss reported as the cumulative effect of an accounting change in the first period of adoption. The Company was not required to recognize any impairment losses under these transitional tests.

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

    Beginning January 1, 2002, the Company has applied the consensus reached by the Emerging Issues Task Force (EITF) of the FASB in Issue No. 01-9 "Accounting for Consideration Given by a Vendor

                                                                         Kellogg
                                                                         Company
     to a Customer or a Reseller of the Vendor's Products." Under this consensus, generally, cash consideration is classified as a reduction of revenue, unless specific criteria are met regarding goods or services that the vendor may receive in return for this consideration. Non-cash consideration is classified as a cost of sales.

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

STOCK COMPENSATION

     The Company currently uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," to account for its employee stock options and other stock-based compensation. Under this method, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The table below presents pro forma results for the current and prior years, as if the Company had used the alternate fair value method of accounting for stock-based compensation, prescribed by SFAS No. 123 "Accounting for Stock-Based Compensation" (as amended by SFAS No. 148). Under this pro forma method, the fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model and was recognized over the vesting period, generally two years. Pricing model assumptions are presented below. Refer to Note 8 for further information on the Company's stock compensation programs.

(millions, except per share data)                       2003       2002      2001
-----------------------------------------------------------------------------------
Stock-based compensation expense net of tax:
   As reported                                         $  12.5   $  10.7   $   5.4
   Pro forma                                           $  42.1   $  52.8   $  29.1
Net earnings:
   As reported                                         $ 787.1   $ 720.9   $ 473.6
   Pro forma                                           $ 757.5   $ 678.8   $ 449.9
Basic net earnings per share:
   As reported                                         $  1.93   $  1.77   $  1.17
   Pro forma                                           $  1.86   $  1.66   $  1.11
Diluted net earnings per share:
   As reported                                         $  1.92   $  1.75   $  1.16
   Pro forma                                           $  1.85   $  1.65   $  1.10

                                    2003            2002        2001
---------------------------------------------------------------------
Risk-free interest rate              1.89%           3.58%       4.57%
Dividend yield                       2.70%           2.92%       3.30%
Volatility                          25.75%          29.71%      28.21%
Average expected term (years)        3.00            3.00        3.08
Fair value of options granted      $ 4.75          $ 6.67      $ 5.05

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

     During April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting guidance for derivative instruments and hedging activities, resulting primarily from decisions reached by the FASB Derivatives Implementation Group subsequent to the original issuance of SFAS No. 133. This Statement is generally effective prospectively for contracts and hedging relationships entered into after June 30, 2003. The adoption of SFAS No. 149 has had minimal impact on the Company, except that cash flows associated with certain derivatives are now being classified in the financing rather than the operating section of the cash flow statement. Such derivatives are generally limited to net investment hedges and those used by the Company to reduce volatility in the translation of foreign currency earnings to U.S. Dollars. The impact of this classification change during 2003 was insignificant.

RECENTLY ADOPTED PRONOUNCEMENTS

EXIT ACTIVITIES

     The Company has adopted SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities," with respect to exit or disposal activities initiated after December 31, 2002. This statement is intended to achieve consistency in timing of recognition between exit costs, such as one-time employee separation benefits and contract termination payments, and all other costs. Under preexisting literature, certain costs associated with exit activities were recognized when management committed to a plan. Under SFAS


Earning
Our
Stripes

     No. 146, costs are recognized when a liability has been incurred under general concepts. For instance, under pre-existing literature, plant closure costs would be accrued at the plan commitment date. Under SFAS No. 146, these costs would be recognized as closure activities are performed. These provisions could be expected to have the general effect of delaying recognition of certain costs related to restructuring programs. However, adoption of this standard did not have a significant impact on the Company's 2003 financial results. Refer to Notes 2 and 3 for further information on the Company's exit activities during the periods presented.

GUARANTEES

     With respect to guarantees entered into or modified after December 31, 2002, the Company has applied guidance contained in FASB Interpretation No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation clarifies the requirement for recognition of a liability by a guarantor at the inception of the guarantee, based on the fair value of the non-contingent obligation to perform. Application of this guidance did not have a significant impact on the Company's 2003 financial results.

VARIABLE INTEREST ENTITIES

     During January 2003, the FASB issued Interpretation No. 46 "Consolidation of Variable Interest Entities," which was later amended by FIN 46-R issued in December 2003. Under previous practice, entities were included in consolidated financial statements based on controlling voting interests. Under this interpretation, previously unconsolidated entities (referred to as "variable interest entities") may be included in the consolidated financial statements of the "primary beneficiary" as a result of non-voting financial interests that are established through contractual or other means. This interpretation is generally effective with the Company's fiscal 2004 first quarter. Management does not currently believe these requirements are applicable to any existing financial arrangement of the Company.

LEASING

     In May 2003, the EITF reached consensus on Issue No. 01-8 "Determining Whether an Arrangement Contains a Lease." This consensus provides criteria for identifying "in-substance" leases of plant, property, and equipment within supply agreements, service contracts, and other arrangements not historically accounted for as leases. This guidance is generally applicable to arrangements entered into or modified in interim periods beginning after May 28, 2003. The Company has applied this consensus prospectively beginning in its fiscal third quarter of 2003. Management believes this guidance may apply to certain future agreements with contract manufacturers that produce or pack the Company's products, potentially resulting in capital lease recognition within the balance sheet. However, the impact of this consensus during 2003 was insignificant.

EXTINGUISHMENT OF DEBT

     Net earnings for 2001 originally included an extraordinary loss of $7.4 million, net of tax benefit of $4.2 million ($.02 per share), related to the extinguishment of $400 million of long-term debt. Effective with its 2003 fiscal year, the Company adopted SFAS No. 145, a technical corrections pronouncement which in part, rescinds SFAS No. 4 "Reporting Gains and Losses from Extinguishment of Debt." Under SFAS No. 145, generally, debt extinguishments are no longer classified as extraordinary items. Accordingly, the extraordinary loss for 2001 has been reclassified to conform to the presentation for 2003 and subsequent years.

MEDICARE PRESCRIPTION BENEFITS

     In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) became law. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. At present, detailed regulations necessary to implement the Act have not been issued, including those that would specify the manner in which actuarial equivalency must be determined and the evidence required to demonstrate actuarial equivalency to the Secretary of Health and Human Services. Furthermore, the FASB has not yet issued authoritative guidance on accounting for subsidies provided by the Act. To address this uncertainty, in January 2004, the FASB issued Staff Position (FSP) FAS 106-1, which permits plan sponsors to make a one-time election to defer recognition of the effects of the Act in accounting for and making disclosures for postretirement benefit plans until authoritative guidance is issued. Accordingly, the Company has made this deferral election. However, when issued, this authoritative guidance could require the Company to change previously reported information. Based on current plan design, management believes certain health care benefit plans covering a significant portion of the Company's U.S. workforce are likely to qualify for this subsidy, which once recognized, could result in a moderate reduction in our annual health care expense.

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

NOTE 2 KEEBLER ACQUISITION

     On March 26, 2001, the Company acquired Keebler Foods Company ("Keebler") in a cash transaction valued at $4.56 billion. The acquisition was accounted for under the purchase method and

                                                                         Kellogg
                                                                         Company
     was financed through a combination of short-term and long-term debt. The components of intangible assets included in the final allocation of purchase price were (in millions): trademarks and tradenames-$ 1,310.0, direct store door (DSD) delivery system-$590.0, goodwill-$2,938.5. During 2001, these intangibles were amortized based on an estimated useful life of 40 years. As a result of the Company's adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1), these intangibles were no longer amortized after 2001, but are subject to annual impairment reviews. Unaudited pro forma combined results as if the Company had acquired Keebler as of the beginning of 2001 are (in millions except per share data): net sales-$8,049.8, earnings before cumulative effect of accounting change-$430.6, net earnings-$429.6, net earnings per share (basic and diluted)-$1.06. These pro forma results include amortization of the acquired intangibles and interest expense on debt assumed issued to finance the purchase. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of 2001, nor are they necessarily indicative of future consolidated results.

     The final purchase price allocation included $71.3 million of liabilities related to management's plans, as of the acquisition date, to exit certain activities and operations of Keebler, as presented in the table below. During the year ended December 27, 2003, $6.7 million of excess reserves were reversed to goodwill. This excess resulted primarily from lower than projected facility closure costs and employee severance payments, and higher than projected proceeds from sale of leased vehicles and sub-lease revenue. Acquisition-date exit plans were substantially completed during 2003, with remaining reserves consisting primarily of contractual obligations for severance and leases extending through 2011.

                                                                           Lease & other
                                             Employee          Employee      contract       Facility closure
(millions)                              severance benefits    relocation    termination           costs         Total
----------------------------------------------------------------------------------------------------------------------
Total reserve at acquisition date:
  Original estimate                           $ 59.3            $ 8.6            $12.3           $ 10.4        $ 90.6
  Purchase accounting adjustments              (10.3)            (7.1)             (.5)            (1.4)        (19.3)
----------------------------------------------------------------------------------------------------------------------
  Adjusted                                    $ 49.0            $ 1.5            $11.8           $  9.0        $ 71.3
Amounts utilized during 2001                   (23.9)             (.8)             (.4)            (2.9)        (28.0)
Amounts utilized during 2002                   (17.9)             (.1)            (1.8)            (4.2)        (24.0)
2003 activity:
  Utilized                                      (5.0)             (.1)            (2.9)             (.3)         (8.3)
  Reversed                                      (1.9)             (.5)            (2.8)            (1.5)         (6.7)
----------------------------------------------------------------------------------------------------------------------
REMAINING RESERVE
AT DECEMBER 27, 2003                          $   .3            $   -           $ 3.9            $   .1        $  4.3
======================================================================================================================

     Exit plans implemented during the two-year period following the acquisition date included consolidation of various administrative functions in Battle Creek, Michigan; consolidation of ice cream cone and pie crust operations within a single Chicago, Illinois facility; reconfiguration of Keebler's DSD system in the southeastern United States to accommodate Kellogg snack product volume; closing of the Denver, Colorado bakery and several leased distribution centers; and transferring some production from the Grand Rapids, Michigan bakery to other facilities. As a result of these initiatives, over 800 employee positions were relocated or eliminated.

     These exit plans also included the divesture of some of Keebler's private-label operations. During April 2002, the Company sold certain assets of the Bake-Line unit, including a bakery in Marietta, Oklahoma, to Atlantic Baking Group, Inc. for approximately $65 million in cash. In January 2003, the Company sold additional private-label operations, including a bakery in Cleveland, Tennessee, for approximately $14 million in cash. For both of these transactions, the carrying value of net assets sold, including allocated goodwill, approximated the net sales proceeds.

NOTE 3 EXIT ACTIVITIES AND OTHER CHARGES

2003-EXIT ACTIVITIES

     To position the Company for sustained, reliable growth in earnings and cash flow for the long term, management is undertaking a series of cost-saving initiatives. Some of these initiatives are still in the planning stages and individual actions are being announced as plans are finalized. Major actions implemented in 2003 include a wholesome snack plant consolidation in Australia, manufacturing capacity rationalization in the Mercosur region of Latin America, and plant workforce reduction in Great Britain. Additionally, manufacturing and distribution network optimization efforts in the Company's U.S. snacks business have been ongoing since the Company's acquisition of Keebler in 2001.

     The wholesome snack plant consolidation in Australia involved the exit of a leased facility and separation of approximately 140 employees during 2003. The Company incurred approximately $6 million in exit costs and asset write-offs during 2003 related to this initiative.

     The manufacturing capacity rationalization in the Mercosur region of Latin America involved the closure of an owned facility in Argentina and separation of approximately 85 plant and administrative employees during 2003. The Company recorded an impairment loss of approximately $6 million to reduce the carrying value of the manufacturing facility to estimated fair value, and incurred approximately $2 million of severance and closure costs during 2003 to complete this initiative. Beginning in 2004, the Company is importing its products for sale in Argentina from other Latin America facilities.

     The plant workforce reduction in Great Britain resulted from changes in plant crewing to better match the work pattern to the demand cycle. Approximately 130 hourly and salaried employee positions have been eliminated through voluntary severance and early retirement programs. During 2003, the Company incurred approximately $18 million in separation benefit costs related to this initiative.

Earning
Our
Stripes

     Taking into account all of these major initiatives, plus other various plant productivity and overhead reduction projects, the Company recorded total charges of approximately $71 million during 2003, comprised of $40 million in asset write-offs, $8 million for pension settlements, and $23 million in severance and other cash exit costs. These charges were recorded principally in cost of goods sold and impacted the Company's operating segments as follows (in millions): U.S.-$36, Europe-$21, Latin America-$8, all other-$6. Reserves for exit costs at December 27, 2003, were approximately $19 million, principally representing severance to be paid out during the first half of 2004.

2003-IMPAIRMENTS

     During 2003, the Company recorded in SGA an impairment loss of $10 million to reduce the carrying value of a contract-based intangible asset. The asset is associated with a long-term licensing agreement principally in the United States and the decline in value was based on the proportionate decline in estimated future cash flows to be derived from the contract versus original projections.

PRIOR YEARS-EXIT ACTIVITIES

     Operating profit for 2001 includes net restructuring charges of $33.3 million ($20.5 million after tax or $.05 per share), comprised of $48.3 million in charges and $15.0 million in credits.

     The 2001 charges of $48.3 million are related to preparing Kellogg for the Keebler integration and continued actions supporting the Company's growth strategy. Specific initiatives included a headcount reduction of about 30 in U.S. and global Company management, rationalization of product offerings and other actions to combine the Kellogg and Keebler logistics systems, and reductions in convenience foods capacity in Southeast Asia. Approximately two-thirds of the charges were comprised of asset write-offs with the remainder consisting of employee separation benefits and other cash costs.

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

     Total cash outlays incurred for restructuring programs were approximately $8 million in 2002 and $35 million in 2001. At the end of 2001, remaining reserves related to all restructuring programs were $9.9 million, comprised of $6.4 million for severance and $3.5 million for asset removal. At the end of 2002, all restructuring programs were complete and remaining reserves of $1.4 million consisted solely of long-term contractual obligations for employee severance.

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

PRIOR YEARS-IMPAIRMENTS

     Cost of goods sold for 2002 includes an impairment loss of $5 million related to the Company's manufacturing facility in China, representing a decline in real estate market value subsequent to an original impairment loss recognized for this property in 1997. The Company completed a sale of this facility in late 2003, and the carrying value of the property approximated the net sales proceeds.

NOTE 4
OTHER INCOME (EXPENSE), NET

     Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales. Other income (expense), net for 2003 includes a credit of approximately $17 million related to favorable legal settlements; a charge of $8 million for a contribution to the Kellogg's Corporate Citizenship Fund, a private trust established for charitable giving; and a charge of $6.5 million to recognize the impairment of a cost-basis investment in an e-commerce business venture. Other income (expense), net for 2002 consists primarily of a $24.7 million credit related to legal settlements.

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

                                                                         Kellogg
                                                                         Company

Earnings before cumulative effect of accounting change

                                                         Average
                                                         shares
(millions, except per share data)        Earnings       outstanding     Per share
---------------------------------------------------------------------------------
2003
  Basic                                  $  787.1           407.9        $   1.93
  Dilutive employee stock options              --             2.6            (.01)
---------------------------------------------------------------------------------
  Diluted                                $  787.1           410.5        $   1.92
=================================================================================
2002
  Basic                                  $  720.9           408.4        $   1.77
  Dilutive employee stock options              --             3.1            (.02)
---------------------------------------------------------------------------------
  Diluted                                $  720.9           411.5        $   1.75
=================================================================================
2001 (a)
  Basic                                  $  474.6           406.1        $   1.17
  Dilutive employee stock options              --             1.1            (.01)
---------------------------------------------------------------------------------
  Diluted                                $  474.6           407.2        $   1.16
=================================================================================

(a) Results for 2001 have been restated to reflect the adoption of SFAS No. 145 in 2003 concerning the income statement classification of losses from debt extinguishment. The net loss of $7.4 incurred in 2001, which was originally classified as an extraordinary loss, has been reclassified to Earnings before cumulative effect of accounting change. Refer to Note 1 for further information.

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

                                                               Tax
                                               Pretax       (expense)      After-tax
(millions)                                     amount         benefit        amount
------------------------------------------------------------------------------------
2003
Net earnings                                                                $ 787.1
Other comprehensive income:
  Foreign currency translation adjustments     $ 81.6         $    -           81.6
  Cash flow hedges:
    Unrealized gain (loss) on
     cash flow hedges                           (18.7)           6.6          (12.1)
    Reclassification to net earnings             10.3           (3.8)           6.5
  Minimum pension liability adjustments          75.7          (27.5)          48.2
------------------------------------------------------------------------------------
                                               $148.9        ($ 24.7)         124.2
-----------------------------------------------------------------------------------
Total comprehensive income                                                  $ 911.3
===================================================================================

                                                                  Tax
                                                  Pretax        (expense)     After-tax
(millions)                                        amount         benefit       amount
--------------------------------------------------------------------------------------
2002
Net earnings                                                                   $ 720.9
Other comprehensive income:
  Foreign currency translation adjustments       $   1.6        $    --            1.6
  Cash flow hedges:
    Unrealized gain (loss) on
     cash flow hedges                               (2.9)           1.3           (1.6)
    Reclassification to net earnings                 6.9           (2.7)           4.2
  Minimum pension liability adjustments           (453.5)         147.3         (306.2)
--------------------------------------------------------------------------------------
                                                ($ 447.9)       $ 145.9         (302.0)
--------------------------------------------------------------------------------------
Total comprehensive income                                                     $ 418.9
======================================================================================

                                                                  Tax
                                                  Pretax        (expense)     After-tax
(millions)                                        amount        benefit        amount
---------------------------------------------------------------------------------------
2001
Net earnings                                                                   $ 473.6
Other comprehensive income:
  Foreign currency translation adjustments       ($ 60.4)        $   --          (60.4)
  Cash flow hedges:
    Unrealized gain (loss) on
     cash flow hedges                              (86.3)          31.9          (54.4)
    Reclassification to net earnings                 8.8           (3.3)           5.5
  Minimum pension liability adjustments             (9.8)           3.0           (6.8)
--------------------------------------------------------------------------------------
                                                 ($147.7)        $ 31.6         (116.1)
--------------------------------------------------------------------------------------
Total comprehensive income                                                     $ 357.5
======================================================================================

     Accumulated other comprehensive income (loss) at year end consisted of the following:

(millions)                                                  2003           2002
--------------------------------------------------------------------------------
Foreign currency translation adjustments                 ($ 406.0)      ($ 487.6)
Cash flow hedges - unrealized net loss                      (51.9)         (46.3)
Minimum pension liability adjustments                      (271.3)        (319.5)
--------------------------------------------------------------------------------
Total accumulated other comprehensive income (loss)      ($ 729.2)      ($ 853.4)
================================================================================

NOTE 6 LEASES AND OTHER

COMMITMENTS

     The Company's leases are generally for equipment and warehouse space. Rent expense on all operating leases was $80.5 million in 2003, $89.5 million in 2002, and $100.0 million in 2001. Additionally, the Company is subject to residual value guarantees and secondary liabilities on operating leases totaling approximately $15 million, for which liabilities of $1.8 million had been recorded at December 27, 2003.

     At December 27, 2003, future minimum annual lease commitments under noncancelable capital and operating leases were as follows:

                                         Operating        Capital
(millions)                                 leases         leases
-----------------------------------------------------------------
2004                                       $ 76.4         $  1.6
2005                                         64.0            1.5
2006                                         50.3            1.5
2007                                         38.0            1.0
2008                                         34.4             --
2009 and beyond                             103.9             --
----------------------------------------------------------------
Total minimum payments                     $367.0         $  5.6
Amount representing interest                                 (.7)
----------------------------------------------------------------
Obligations under capital leases                             4.9
Obligations due within one year                              1.3
----------------------------------------------------------------
Long-term obligations under capital
  leases                                                  $  3.6
================================================================

     The Company's Keebler subsidiary is guarantor on loans to independent contractors for the purchase of DSD route franchises. At year-end 2003, there were total loans outstanding of $15.2 million to 413 franchisees. All loans are variable rate with a term of 10 years. Related to this arrangement, the Company has established with a financial institution a one-year renewable loan facility up to $17.0 million with a five-year term-out and servicing arrangement. The Company has the right to revoke and resell the

Earning
Our
Stripes
     route franchises in the event of default or any other breach of contract by franchisees. Revocations are infrequent. The Company's maximum potential future payments under these guarantees are limited to the outstanding loan principal balance plus unpaid interest. In accordance with FASB Interpretation No. 45 (refer to Note 1), we have recognized the fair value of guarantees associated with new loans to DSD route franchisees issued beginning in 2003. These amounts are insignificant.

     The Company has provided various standard indemnifications in agreements to sell business assets and lease facilities over the past several years, related primarily to pre-existing tax, environmental, and employee benefit obligations. Certain of these indemnifications are limited by agreement in either amount and/or term and others are unlimited. The Company has also provided various "hold harmless" provisions within certain service type agreements. Because the Company is not currently aware of any actual exposures associated with these indemnifications, management is unable to estimate the maximum potential future payments to be made. At December 27, 2003, the Company had not recorded any liability related to these indemnifications.

NOTE 7 DEBT

     Notes payable at year end consisted of commercial paper borrowings in the United States and, to a lesser extent, bank loans of foreign subsidiaries at competitive market rates, as follows:

(dollars in millions)                      2003                     2002
-----------------------------------------------------------------------------------
                                              EFFECTIVE                   Effective
                                PRINCIPAL     INTEREST       Principal     interest
                                 AMOUNT         RATE          amount        rate
-----------------------------------------------------------------------------------
U.S. commercial paper            $296.0           1.2%        $409.8           2.0%
Canadian commerical paper          15.3           3.0%             -             -
Other                               9.5                         11.1
-----------------------------------------------------------------------------------
                                 $320.8                       $420.9
==================================================================================

     Long-term debt at year end consisted primarily of fixed rate issuances of U.S. and Euro Dollar Notes, as follows:

(millions)                                                 2003            2002
----------------------------------------------------------------------------------
(a) 4.875% U.S. Dollar Notes due 2005                    $  200.0         $  200.0
(b) 6.625% Euro Dollar Notes due 2004                       500.0            500.0
(c) 5.5% U.S. Dollar Notes due 2003                             -            699.1
(c) 6.0% U.S. Dollar Notes due 2006                         824.2            995.8
(c) 6.6% U.S. Dollar Notes due 2011                       1,493.6          1,492.7
(c) 7.45% U.S. Dollar Debentures due 2031                 1,086.3          1,085.8
(d) 4.49% U.S. Dollar Notes due 2006                        225.0            300.0
(e) 2.875% U.S. Dollar Notes due 2008                       499.9                -
    Other                                                    14.5             22.4
----------------------------------------------------------------------------------
                                                          4,843.5          5,295.8
    Less current maturities                                (578.1)          (776.4)
----------------------------------------------------------------------------------
    Balance at year end                                  $4,265.4         $4,519.4
==================================================================================

     (a) In October 1998, the Company issued $200 of seven-year 4.875% fixed rate U.S. Dollar Notes to replace maturing long-term debt. In conjunction with this issuance, the Company settled $200 notional amount of interest rate forward swap agreements, which, when combined with original issue discount, effectively fixed the interest rate on the debt at 6.07%.

     (b) In January 1997, the Company issued $500 of seven-year 6.625% fixed rate Euro Dollar Notes. In conjunction with this issuance, the Company settled $500 notional amount of interest rate forward swap agreements, which effectively fixed the interest rate on the debt at 6.354%. These Notes were repaid in January 2004.

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

                                       Principal                          Effective
(dollars in millions)                   amount        Net proceeds       interest rate
-------------------------------------------------------------------------------------
5.5% U.S. Dollar Notes due 2003        $ 1,000.0     $     997.4            5.64%
6.0% U.S. Dollar Notes due 2006          1,000.0           993.5            6.39%
6.6% U.S. Dollar Notes due 2011          1,500.0         1,491.2            7.08%
7.45% U.S. Dollar Debentures due 2031    1,100.0         1,084.9            7.62%
--------------------------------------------------------------------------------
                                       $ 4,600.0     $   4,567.0
================================================================================

          In September 2002, the Company redeemed $300.7 of the Notes due 2003 and a subsidiary of the Company issued $400 of U.S. commercial paper. In April 2003, the Company repaid the remainder of the Notes due 2003. The Company initially replaced this debt with U.S. short-term debt and subsequently issued the long-term debt described in (e). In December 2003, the Company redeemed $172.9 of the Notes due 2006.

     (d) In November 2001, a subsidiary of the Company issued $375 of five-year 4.49% fixed rate U.S. Dollar Notes to replace other maturing debt. These Notes are guaranteed by the Company and mature $75 per year over the five-year term. These Notes, which were privately placed, contain standard warranties, events of default, and covenants. They also require the maintenance of a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt. In conjunction with this issuance, the subsidiary of the Company entered into a $375 notional US$/Pound Sterling currency swap, which effectively converted this debt into a 5.302% fixed rate Pound Sterling obligation for the duration of the five-year term.

     (e) In June 2003, the Company issued $500 of five-year 2.875% fixed rate U.S. Dollar Notes, using the proceeds from these Notes to replace maturing long-term debt. These Notes were issued under an existing shelf registration statement. In conjunction with this issuance, the Company settled $250 notional amount of forward interest rate contracts for a loss of $11.8, which is being amortized to interest expense over the term of the debt. Taking into account this amortization and issuance discount, the effective interest rate on these five-year Notes is 3.35%.

     At December 27, 2003, the Company had $2.0 billion of short-term lines of credit, virtually all of which were unused and available for borrowing on an unsecured basis. These lines were comprised principally of a 364-Day Credit Agreement, which was renewed in January 2004, and a Five-Year Credit Agreement, expiring in January 2006. The 364-day agreement permits the Company or certain subsidiaries to borrow up to $650 million. The five-year agreement permits the Company or certain subsidiaries to borrow up to $1.15 billion (or certain amounts in foreign currencies). These two credit agreements contain standard warranties, events of default, and covenants. They also require the maintenance of a specified amount of consolidated net worth and a specified consolidated interest expense coverage ratio, and limit capital lease obligations and subsidiary debt.

     Scheduled principal repayments on long-term debt are (in millions):
     2004-$578.1; 2005-$278.6; 2006-$904.4; 2007-$2.0; 2008-$501.4; 2009 and
     beyond-$2,601.7.

     Interest paid was (in millions): 2003-$372; 2002-$386; 2001-$303. Interest expense capitalized as part of the construction cost of fixed assets was (in millions): 2003-$0; 2002-$1.0; 2001-$2.9.

NOTE 8 STOCK COMPENSATION

     The Company uses various equity-based compensation programs to provide long-term performance incentives for its global workforce. Currently, these incentives are administered through several plans, as described below.

                                                                         Kellogg
                                                                         Company

     The 2003 Long-Term Incentive Plan ("2003 Plan"), approved by shareholders in 2003, permits benefits to be awarded to employees and officers in the form of incentive and non-qualified stock options, performance shares or performance share units, restricted stock or restricted stock units, and stock appreciation rights. The 2003 Plan authorizes the issuance of a total of (a) 25 million shares plus (b) shares not issued under the 2001 Long-Term Incentive Plan (the "2001 Plan"), with no more than 5 million shares to be issued in satisfaction of performance units, performance-based restricted shares and other awards (excluding stock options and stock appreciation rights), and with additional annual limitations on awards or payments to individual participants. Options granted under the 2003 Plan and 2001 Plan generally vest over two years, subject to earlier vesting if a change of control occurs. Restricted stock and performance share grants under the 2003 Plan and the 2001 Plan generally vest in three years, subject to earlier vesting and payment if a change in control occurs.

     The Non-Employee Director Stock Plan ("Director Plan") was approved by shareholders in 2000 and allows each eligible nonemployee director to receive 1,700 shares of the Company's common stock annually and annual grants of options to purchase 5,000 shares of the Company's common stock. Shares other than options are placed in the Kellogg Company Grantor Trust for Non-Employee Directors (the "Grantor Trust"). Under the terms of the Grantor Trust, shares are available to a director only upon termination of service on the Board. Under this plan, awards were as follows: 2003-55,000 options and 18,700 shares; 2002-50,850 options and 18,700 shares; 2001-55,000 options and 17,000 shares.

     Options under all plans described above are granted with exercise prices equal to the fair market value of the Company's common stock at the time of the grant and have a term of no more than ten years, if they are incentive stock options, or no more than ten years and one day, if they are non-qualified stock options. In addition, these plans permit stock option grants to contain an accelerated ownership feature ("AOF"). An AOF option is generally granted when Company stock is used to pay the exercise price of a stock option or any taxes owed. The holder of the option is generally granted an AOF option for the number of shares so used with the exercise price equal to the then fair market value of the Company's stock. For all AOF options, the original expiration date is not changed but the options vest immediately.

     In addition to employee stock option grants presented in the tables below, under its long-term incentive plans, the Company made restricted stock grants to eligible employees as follows (approximate number of shares):
     2003-209,000; 2002-132,000; 2001-300,000. Additionally, performance units were awarded to a limited number of senior executive-level employees for the achievement of cumulative three-year performance targets as follows: awarded in 2001 for cash flow targets ending in 2003; awarded in 2002 for sales growth targets ending in 2004; awarded in 2003 for gross margin targets ending in 2005. If the performance targets are met, the award of units represents the right to receive shares of common stock (or a combination of shares and cash) equal to the dollar award valued on the vesting date. No awards are earned unless a minimum threshold is attained. The 2001 award was earned at 200% of target and vested in February 2004 for a total dollar equivalent of $15.5 million. The maximum future dollar award that could be attained under the 2002 and 2003 awards is approximately $19 million.

     The 2002 Employee Stock Purchase Plan was approved by shareholders in 2002 and permits eligible employees to purchase Company stock at a discounted price. This plan allows for a maximum of 2.5 million shares of Company stock to be issued at a purchase price equal to the lesser of 85% of the fair market value of the stock on the first or last day of the quarterly purchase period. Total purchases through this plan for any employee are limited to a fair market value of $25,000 during any calendar year. Shares were purchased by employees under this plan as follows (approximate number of shares): 2003-248,000; 2002-119,000. Additionally, during 2002, a foreign subsidiary of the Company established a stock purchase plan for its employees. Subject to limitations, employee contributions to this plan are matched 1:1 by the Company. Under this plan, shares were granted by the Company to match an approximately equal number of shares purchased by employees as follows (approximate number of shares): 2003-94,000; 2002-82,000.

     The Executive Stock Purchase Plan was established in 2002 to encourage and enable certain eligible employees of the Company to acquire Company stock, and to align more closely the interests of those individuals and the Company's shareholders. This plan allows for a maximum of 500,000 shares of Company stock to be issued. Under this plan, shares were granted by the Company to executives in lieu of cash bonuses as follows (approximate number of shares): 2003-11,000; 2002-14,000.

     Transactions under these plans are presented in the tables below. Refer to
     Note 1 for information on the Company's method of accounting for these plans.

Earning
Our
Stripes

(millions)                                            2003           2002         2001
---------------------------------------------------------------------------------------
Under option, beginning of year                        38.2          37.0          23.4
  Granted                                               7.5           9.2          17.1
  Exercised                                            (6.0)         (5.2)         (1.3)
  Cancelled                                            (2.7)         (2.8)         (2.2)
---------------------------------------------------------------------------------------
Under option, end of year                              37.0          38.2          37.0
---------------------------------------------------------------------------------------
Exercisable, end of year                               24.4          20.1          16.9
=======================================================================================
Average prices per share
Under option, beginning of year                       $  33         $  31         $  34
  Granted                                                31            33            27
  Exercised                                              28            27            25
  Cancelled                                              35            32            34
---------------------------------------------------------------------------------------
Under option, end of year                             $  33         $  33         $  31
---------------------------------------------------------------------------------------
Exercisable, end of year                              $  34         $  34         $  36
=======================================================================================
  Shares available, end of year,
    for stock-based awards that may be granted
    under the following plans:
Kellogg Employee Stock Ownership Plan                   1.3            .6           2.8
2000 Non-Employee Director Stock Plan                    .6            .6            .9
2001 Long-Term Incentive Plan                             -          10.1          16.1
2002 Employee Stock Purchase Plan                       2.1           2.4             -
Executive Stock Purchase Plan                            .5            .5             -
2003 Long-Term Incentive Plan (a)                      30.5             -             -
---------------------------------------------------------------------------------------
Total                                                  35.0          14.2          19.8
=======================================================================================

(a) Refer to description of 2003 Plan within this note for restrictions on availability.



Employee stock options outstanding and exercisable under these plans as of December 27, 2003, were:


                   (millions, except per share data)

                         Outstanding                     Exercisable
             -----------------------------------    -------------------
                                      Weighted
                          Weighted    average                  Weighted
Range of                   average    remaining                average
exercise       Number     exercise   contractual    Number     exercise
 prices      of options     price    life (yrs.)  of options    price
----------------------------------------------------------------------
$19 - 28        10.2        $ 26         7.0          7.8        $ 27
 29 - 34         8.9          31         8.7          2.6          33
 35 - 36        10.2          35         7.8          6.6          35
 37 - 51         7.7          41         4.2          7.4          42
----------------------------------------------------------------------
                37.0                                 24.4
====================================================================

NOTE 9 PENSION BENEFITS

     The Company sponsors a number of U.S. and foreign pension plans to provide retirement benefits for its employees. The majority of these plans are funded or unfunded defined benefit plans, although the Company does participate in a few multiemployer or other defined contribution plans for certain employee groups. Defined benefits for salaried employees are generally based on salary and years of service, while union employee benefits are generally a negotiated amount for each year of service. The Company uses its fiscal year end as the measurement date for the majority of its plans.

OBLIGATIONS AND FUNDED STATUS

     The aggregate change in projected benefit obligation, change in plan assets, and funded status were:

(millions)                                                    2003               2002
---------------------------------------------------------------------------------------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at beginning of year          $ 2,261.4           $2,038.7
Acquisition adjustment                                             -              (13.4)
Service cost                                                    67.5               57.0
Interest cost                                                  151.1              140.7
Plan participants' contributions                                 1.7                1.2
Amendments                                                      15.4               28.3
Actuarial loss                                                 195.8               97.8
Benefits paid                                                 (134.9)            (137.2)
Foreign currency adjustments                                    82.7               46.2
Other                                                             .2                2.1
---------------------------------------------------------------------------------------
Projected benefit obligation at end of year                 $2,640.9           $2,261.4
=======================================================================================
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year              $1,849.5           $1,845.3
Acquisition adjustment                                             -              (21.4)
Actual return on plan assets                                   456.9             (191.3)
Employer contributions                                          82.4              309.3
Plan participants' contributions                                 1.7                1.2
Benefits paid                                                 (132.3)            (133.7)
Foreign currency adjustments                                    61.0               39.9
Other                                                              -                 .2
---------------------------------------------------------------------------------------
Fair value of plan assets at end of year                    $2,319.2           $1,849.5
=======================================================================================
FUNDED STATUS                                              ($  321.7)         ($  411.9)
Unrecognized net loss                                          822.3              846.7
Unrecognized transition amount                                   2.4                2.3
Unrecognized prior service cost                                 54.4               51.8
---------------------------------------------------------------------------------------
Prepaid pension                                             $  557.4           $  488.9
=======================================================================================
AMOUNTS RECOGNIZED IN THE CONSOLIDATED
BALANCE SHEET CONSIST OF
Prepaid benefit cost                                        $  388.1           $  364.2
Accrued benefit liability                                     (256.3)            (376.1)
Intangible asset                                                28.0               27.5
Minimum pension liability                                      397.6              473.3
---------------------------------------------------------------------------------------
Net amount recognized                                       $  557.4           $  488.9
=======================================================================================

     The accumulated benefit obligation for all defined benefit pension plans was $2.41 billion and $2.05 billion at December 27, 2003 and December 28, 2002, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were:

(millions)                                  2003              2002
--------------------------------------------------------------------
Projected benefit obligation            $  1,590.4        $  1,779.4
Accumulated benefit obligation             1,394.6           1,569.1
Fair value of plan assets                  1,220.0           1,340.6
====================================================================

     At December 27, 2003, a cumulative after-tax charge of $271.3 million ($397.6 million pretax) has been recorded in other comprehensive income to recognize the additional minimum pension liability in excess of unrecognized prior service cost. Refer to Note 5 for further information on the changes in minimum liability included in other comprehensive income for each of the periods presented.

                                                                         Kellogg
                                                                         Company

EXPENSE

     The components of pension expense were:

(millions)                                           2003             2002            2001
--------------------------------------------------------------------------------------------
Service cost                                       $  67.5          $  57.0          $  47.4
Interest cost                                        151.1            140.7            124.5
Expected return on plan assets                      (224.3)          (217.5)          (192.4)
Amortization of unrecognized
 transition obligation                                  .1               .3               .3
Amortization of unrecognized
 prior service cost                                    7.3              6.9              6.6
Recognized net (gain) loss                            28.6             11.5              4.6
Curtailment and special termination benefits -
 net (gain) loss                                       8.1               --             (1.5)
--------------------------------------------------------------------------------------------
Pension expense (income) - Company plans              38.4             (1.1)           (10.5)
Pension expense - defined contribution plans           3.2              2.9              3.0
--------------------------------------------------------------------------------------------
Total pension expense (income)                     $  41.6          $   1.8          $  (7.5)
============================================================================================

     Certain of the Company's subsidiaries sponsor 401(k) or similar savings plans for active employees. Expense related to these plans was (in millions): 2003-$26; 2002-$26; 2001-$25. Company contributions to these savings plans approximate annual expense. Company contributions to multiemployer and other defined contribution pension plans approximate the amount of annual expense presented in the table above.

     All gains and losses, other than those related to curtailment or special termination benefits, are recognized over the average remaining service period of active plan participants. Net losses from special termination benefits recognized in 2003 are related primarily to a plant workforce reduction in Great Britain. Net gains from curtailment and special termination benefits recognized in 2001 were recorded as a component of restructuring charges. Refer to Note 3 for further information.

ASSUMPTIONS

     The worldwide weighted average actuarial assumptions used to determine benefit obligations were:

                                          2003          2002          2001
--------------------------------------------------------------------------
Discount rate                             5.9%          6.6%          7.0%
Long-term rate of compensation increase   4.3%          4.7%          4.7%
==========================================================================


     The worldwide weighted average actuarial assumptions used to determine annual net periodic benefit cost were:

                                                   2003           2002           2001
-------------------------------------------------------------------------------------
Discount rate                                      6.6%           7.0%           7.0%
Long-term rate of compensation increase            4.7%           4.7%           4.6%
Long-term rate of return on plan assets            9.3%          10.5%          10.4%
=====================================================================================

     To determine the overall expected long-term rate of return on plan assets, the Company works with third party financial consultants to model expected returns over a 20-year investment horizon with respect to the specific investment mix of its major plans. The return assumptions used reflect a combination of rigorous historical performance analysis and forward-looking views of the financial markets including consideration of current yields on long-term bonds, price-earnings ratios of the major stock market indices, and long-term inflation. The model currently incorporates a long-term inflation assumption of 2.5% and an active management premium of 1% (net of fees) validated by historical analysis. Although management reviews the Company's expected long-term rates of return annually, the benefit trust investment performance for one particular year does not, by itself, significantly influence this evaluation. The expected rates of return are generally not revised, provided these rates continue to fall within a "more likely than not" corridor of between the 25th and 75th percentile of expected long-term returns, as determined by the Company's modeling process. The current expected rate of return of 9.3% presently equates to approximately the 50th percentile expectation. Any future variance between the expected and actual rates of return on plan assets is recognized in the calculated value of plan assets over a five-year period and once recognized, experience gains and losses are amortized using a declining-balance method over the average remaining service period of active plan participants.

PLAN ASSETS

     The Company's year-end pension plan weighted-average asset allocations by asset category were:

                            2003            2002
-------------------------------------------------
Equity securities           74.6%           75.5%
Debt securities             24.3%           23.7%
Other                        1.1%             .8%
------------------------------------------------
Total                      100.0%          100.0%
================================================

     The Company's investment strategy for its major defined benefit plans is to maintain a diversified portfolio of asset classes with the primary goal of meeting long-term cash requirements as they become due. Assets are invested in a prudent manner to maintain the security of funds while maximizing returns within the Company's guidelines. The current weighted-average target asset allocation reflected by this strategy is: equity securities-78.2%; debt securities-21.1%; other-.7%. Investment in Company common stock represented 1.7% and 2.0% of consolidated plan assets at December 27, 2003 and December 28, 2002, respectively. Plan funding strategies are influenced by tax regulations. The Company currently expects to contribute approximately $83 million to its defined benefit pension plans during 2004.

NOTE 10
NONPENSION POSTRETIREMENT
AND POSTEMPLOYMENT BENEFITS

POSTRETIREMENT

     The Company sponsors a number of plans to provide health care and other welfare benefits to retired employees in the United States and Canada, who have met certain age and service requirements. The majority of these plans are funded or unfunded defined benefit plans, although the Company does participate in a few multiemployer or other defined contribution plans for certain em-

Earning
Our
Stripes
     ployee groups. The Company contributes to voluntary employee benefit association (VEBA) trusts to fund certain U.S. retiree health and welfare benefit obligations. The Company uses its fiscal year-end as the measurement date for these plans.

OBLIGATIONS AND FUNDED STATUS

     The aggregate change in accumulated postretirement benefit obligation, change in plan assets, and funded status were:

(millions)                                                                         2003               2002
------------------------------------------------------------------------------------------------------------
CHANGE IN ACCUMULATED BENEFIT OBLIGATION
Accumulated benefit obligation at beginning of year                               $ 908.6           $  895.2
Acquisition adjustment                                                                 --               (2.2)
Service cost                                                                         12.5               11.9
Interest cost                                                                        60.4               60.3
Actuarial loss                                                                       78.4               90.2
Amendments                                                                           (5.9)             (97.3)
Benefits paid                                                                       (51.4)             (50.4)
Foreign currency adjustments                                                          3.4                 .4
Other                                                                                  .6                 .5
------------------------------------------------------------------------------------------------------------
Accumulated benefit obligation at end of year                                    $1,006.6           $  908.6
------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS
Fair value of plan assets at beginning of year                                   $  280.4           $  212.6
Actual return on plan assets                                                         69.6              (27.5)
Employer contributions                                                              101.8              137.3
Benefits paid                                                                       (50.1)             (42.5)
Other                                                                                  .5                 .5
------------------------------------------------------------------------------------------------------------
Fair value of plan assets at end of year                                         $  402.2           $  280.4
------------------------------------------------------------------------------------------------------------
FUNDED STATUS                                                                   ($  604.4)         ($  628.2)
Unrecognized net loss                                                               295.6              265.6
Unrecognized prior service cost                                                     (32.0)             (28.7)
------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost recognized as a liability                   ($  340.8)         ($  391.3)
============================================================================================================

EXPENSE

     Components of postretirement benefit expense were:

(millions)                                                    2003            2002            2001
---------------------------------------------------------------------------------------------------
Service cost                                                  $12.5          $ 11.9          $ 10.7
Interest cost                                                  60.4            60.3            49.7
Expected return on plan assets                                (32.8)          (26.8)          (24.5)
Amortization of unrecognized prior service cost                (2.5)           (2.3)           (1.1)
Recognized net (gains) losses                                  12.3             9.2            (2.3)
Curtailment and special termination
benefits - net gain                                              --           (16.9)            (.2)
---------------------------------------------------------------------------------------------------
Postretirement benefit expense                                $49.9          $ 35.4          $ 32.3
===================================================================================================

     All gains and losses, other than those related to curtailment or special termination benefits, are recognized over the average remaining service period of active plan participants. During 2002, the Company recognized a $16.9 million curtailment gain related to a change in certain retiree health care benefits from employer-provided defined benefit plans to multiemployer defined contribution plans. Net gains from curtailment and special termination benefits recognized in 2001 were recorded as a component of restructuring charges. Refer to Note 3 for further information.

ASSUMPTIONS

     The weighted average actuarial assumptions used to determine benefit obligations were:

                        2003              2002         2001
-----------------------------------------------------------
Discount rate           6.0%              6.9%         7.3%
===========================================================

     The weighted average actuarial assumptions used to determine annual net periodic benefit cost were:

                                                    2003       2002          2001
----------------------------------------------------------------------------------
Discount rate                                        6.9%       7.3%         7.5%
Long-term rate of return on plan assets              9.3%      10.5%        10.5%
==================================================================================

     The Company determines the overall expected long-term rate of return on VEBA trust assets in the same manner as that described for pension trusts in Note 9.

     The assumed health care cost trend rate is 8.5% for 2004, decreasing gradually to 4.5% by the year 2008 and remaining at that level thereafter. These trend rates reflect the Company's recent historical experience and management's expectation that future rates will continue to decline. A one-percentage point change in assumed health care cost trend rates would have the following effects:

                                                           ONE PERCENTAGE     ONE PERCENTAGE
(millions)                                                 POINT INCREASE     POINT DECREASE
--------------------------------------------------------------------------------------------
Effect on total of service and interest cost components       $    9.5          ($   8.2)
Effect on postretirement benefit obligation                   $  118.2          ($ 101.0)
========================================================================================

     In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) became law. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. As permitted by FASB FSP 106-1, management has elected to defer recognition of the effects of the Act in accounting for and making disclosures for the Company's postretirement benefit plans until authoritative guidance is issued. Refer to Note 1 for further information.

                                                                         Kellogg
                                                                         Company

PLAN ASSETS

     The Company's year-end VEBA trust weighted-average asset allocations by asset category were:

                           2003          2002
---------------------------------------------
Equity securities           66%           44%
Debt securities             21%           19%
Other                       13%           37%
---------------------------------------------
Total                      100%          100%
=============================================

     The Company's asset investment strategy for its VEBA trusts is consistent with that described for its pension trusts in Note 9. The current target asset allocation is 80% equity securities and 20% debt securities. Actual asset allocations at year-end 2003 and 2002 differ significantly from the target due to late-year cash contributions not yet invested. The Company currently expects to contribute approximately $67 million to its VEBA trusts during 2004.

POSTEMPLOYMENT

     Under certain conditions, the Company provides benefits to former or inactive employees in the United States and several foreign locations, including salary continuance, severance, and long-term disability. The Company recognizes an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) or costs arising from actions that offer benefits to employees in excess of those specified in the respective plans are charged to expense when incurred. The Company's postemployment benefit plans are unfunded. Actuarial assumptions used are consistent with those presented for postretirement benefits above. The aggregate change in accumulated postemployment benefit obligation and the net amount recognized were:

(millions)                                                 2003            2002
--------------------------------------------------------------------------------
CHANGE IN ACCUMULATED BENEFIT OBLIGATION
Accumulated benefit obligation at beginning of year        $27.1           $35.6
Service cost                                                 3.0             2.0
Interest cost                                                2.0             1.7
Actuarial loss                                              11.3            (6.9)
Benefits paid                                               (9.2)           (5.5)
Foreign currency adjustments                                  .8              .2
--------------------------------------------------------------------------------
Accumulated benefit obligation at end of year              $35.0           $27.1
--------------------------------------------------------------------------------
FUNDED STATUS                                             ($35.0)         ($27.1)
Unrecognized net loss                                       11.8             3.7
--------------------------------------------------------------------------------
Accrued postemployment benefit cost recognized as
  a liability                                             ($23.2)         ($23.4)
================================================================================

  Components of postemployment benefit expense were:

(millions)                               2003          2002           2001
--------------------------------------------------------------------------
Service cost                            $  3.0        $  2.0        $  1.8
Interest cost                              2.0           1.7           1.9
Recognized net losses                      3.0           1.4            .9
--------------------------------------------------------------------------
Postemployment benefit expense          $  8.0        $  5.1        $  4.6
==========================================================================

NOTE 11 INCOME TAXES

     Earnings before income taxes and cumulative effect of accounting change, and the provision for U.S. federal, state, and foreign taxes on these earnings, were:

(millions)                              2003               2002            2001 (a)
-----------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES
AND CUMULATIVE EFFECT OF
ACCOUNTING CHANGE
United States                         $  799.9           $  791.3          $  452.6
Foreign                                  369.6              353.0             339.9
-----------------------------------------------------------------------------------
                                      $1,169.5           $1,144.3          $  792.5
-----------------------------------------------------------------------------------
INCOME TAXES

Currently payable:

  Federal                             $  141.9           $  157.1          $  116.8
  State                                   40.5               46.2              30.0
  Foreign                                125.2              108.9              99.6
-----------------------------------------------------------------------------------
                                         307.6              312.2             246.4
-----------------------------------------------------------------------------------
Deferred:

  Federal                                 91.7               82.8              53.1
  State                                   (8.6)               8.4               1.2
  Foreign                                 (8.3)              20.0              17.2
-----------------------------------------------------------------------------------
                                          74.8              111.2              71.5
-----------------------------------------------------------------------------------
Total income taxes                    $  382.4           $  423.4          $  317.9
===================================================================================

(a) Results for 2001 have been restated to reflect the adoption of SFAS No. 145 in 2003 concerning the income statement classification of losses from debt extinguishment. The net loss incurred in 2001, which was originally classified as an extraordinary loss, has been reclassified as follows (in millions): Earnings before income taxes and cumulative effect of accounting change reduced by $11.6; Income taxes currently payable reduced by $4.2. Refer to Note 1 for further information.

     The difference between the U.S. federal statutory tax rate and the Company's effective rate was:

                                                         2003           2002           2001
-------------------------------------------------------------------------------------------
U.S. statutory rate                                      35.0%          35.0%          35.0%
Foreign rates varying from 35%                            -.9            -.8           -1.1
State income taxes, net of federal benefit                1.8            3.1            2.5
Foreign earnings repatriation                              --            2.8             --
Donation of appreciated assets                             --           -1.5             --
Net change in valuation allowances                        -.1            -.2             .1
Nondeductible goodwill amortization                        --             --            2.9
Statutory rate changes, deferred tax impact               -.1             --            -.1
Other                                                    -3.0           -1.4             .8
-------------------------------------------------------------------------------------------
Effective income tax rate                                32.7%          37.0%          40.1%
===========================================================================================

     The effective income tax rate for 2001 of approximately 40% reflected the impact of the Keebler acquisition (refer to Note 2) on nondeductible goodwill and the level of U.S. tax on foreign subsidiary earnings. As a result of the Company's adoption of SFAS No. 142 on January 1, 2002 (refer to Note 1), goodwill amortization expense - and the resulting impact on the effective income tax rate - has been eliminated in periods subsequent to adoption. Accordingly, the 2002 effective income tax rate was reduced to 37%. Due primarily to the implementation of various tax planning initiatives and audit closures, the 2003 effective income tax rate was lowered to 32.7%, which includes over 200 basis points of single-event benefits such as revaluation of deferred state tax liabilities.

Earning
Our
Stripes

     Generally, the changes in valuation allowances on deferred tax assets and corresponding impacts on the effective income tax rate, as presented in the table above, result from management's assessment of the Company's ability to utilize certain operating loss and tax credit carryforwards. Total tax benefits of carryforwards at year-end 2003 and 2002 were approximately $40 million and $21 million, respectively. Of the total carryforwards at year-end 2003, approximately $6 million expire during 2004 and another $26 million expire within five years. Based on management's assessment of the Company's ability to utilize these benefits prior to expiration, the carrying value of deferred tax assets associated with carryforwards was reduced by valuation allowances to approximately $10 million at December 27, 2003.

     The deferred tax assets and liabilities included in the balance sheet at year end were:

                                                      Deferred tax assets               Deferred tax liabilities
-----------------------------------------------------------------------------------------------------------------
(millions)                                         2003               2002               2003              2002
-----------------------------------------------------------------------------------------------------------------
Current:
  Promotion and advertising                      $   19.0           $   21.2           $    8.0          $    7.6
  Wages and payroll taxes                            39.9               30.3                 --                --
  Inventory valuation                                18.0               14.3               16.0              16.5
  Health and postretirement benefits                 41.2               53.9                 --                .1
  State taxes                                        12.4               17.2                 --                --
  Operating loss and credit carryforwards             1.0                 .2                 --                --
  Deferred intercompany revenue                        --               42.6                5.0               7.5
  Keebler exit liabilities                            3.0                6.7                 --                --
  Unrealized hedging losses, net                     31.2               29.0                 .1                .1
  Other                                              31.5               31.1                6.0               5.7
-----------------------------------------------------------------------------------------------------------------
                                                    197.2              246.5               35.1              37.5
  Less valuation allowance                           (3.2)              (2.6)                --                --
-----------------------------------------------------------------------------------------------------------------
                                                    194.0              243.9               35.1              37.5
=================================================================================================================
Noncurrent:

  Depreciation and asset disposals                   10.2                9.2              365.4             348.3
  Health and postretirement benefits                238.9              282.3              223.1             187.2
  Capitalized interest                                 --                 --               12.6              17.2
  State taxes                                          --                 --               74.8              88.3
  Operating loss and credit carryforwards            39.1               20.9                 --                --
  Trademarks and other intangibles                     --                 --              665.7             665.2
  Deferred compensation                              39.8               41.9                 --                --
  Other                                              11.3               21.8                6.5              10.5
-----------------------------------------------------------------------------------------------------------------
                                                    339.3              376.1            1,348.1           1,316.7
  Less valuation allowance                          (33.6)             (32.1)                --                --
-----------------------------------------------------------------------------------------------------------------
                                                    305.7              344.0            1,348.1           1,316.7
-----------------------------------------------------------------------------------------------------------------
Total deferred taxes                             $  499.7           $  587.9           $1,383.2          $1,354.2
=================================================================================================================

     At December 27, 2003, foreign subsidiary earnings of approximately $1.09 billion were considered permanently invested in those businesses. Accordingly, U.S. income taxes have not been provided on these earnings.

     Cash paid for income taxes was (in millions): 2003-$289; 2002-$250; 2001-$196. The 2001 amount is net of a tax refund of approximately $73 million related to the cash-out of Keebler employee and director stock options upon acquisition of Keebler Foods Company.

NOTE 12 FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

     The fair values of the Company's financial instruments are based on carrying value in the case of short-term items, quoted market prices for derivatives and investments, and, in the case of long-term debt, incremental borrowing rates currently available on loans with similar terms and maturities. The carrying amounts of the Company's cash, cash equivalents, receivables, and notes payable approximate fair value. The fair value of the Company's long-term debt at December 27, 2003, exceeded its carrying value by approximately $499 million.

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

CASH FLOW HEDGES

     Qualifying derivatives are accounted for as cash flow hedges when the hedged item is a forecasted transaction. Gains and losses on these instruments are recorded in other comprehensive income until the underlying transaction is recorded in earnings. When the hedged item is realized, gains or losses are reclassified from accumulated other comprehensive income to the Statement of Earnings on the same line item as the underlying transaction. For all cash flow hedges, gains and losses representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness were insignificant during the periods presented.

     The total net loss attributable to cash flow hedges recorded in accumulated other comprehensive income at December 27, 2003, was $51.9 million, related primarily to forward-starting interest rate swaps settled during 2001 (refer to Note 7). This loss is being reclassified into interest expense over periods of 5 to 30 years. Other insignificant amounts related to foreign currency and commodity price cash flow hedges will be reclassified into earnings during the next 18 months.

FAIR VALUE HEDGES

     Qualifying derivatives are accounted for as fair value hedges when the hedged item is a recognized asset, liability, or firm commit-

                                                                         Kellogg
                                                                         Company
     ment. Gains and losses on these instruments are recorded in earnings, offsetting gains and losses on the hedged item. For all fair value hedges, gains and losses representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness were insignificant during the periods presented.

NET INVESTMENT HEDGES

     Qualifying derivative and nonderivative financial instruments are accounted for as net investment hedges when the hedged item is a foreign currency investment in a subsidiary. Gains and losses on these instruments are recorded as a foreign currency translation adjustment in other comprehensive income.

OTHER CONTRACTS

     The Company also enters into foreign currency forward contracts and options to reduce volatility in the translation of foreign currency earnings to U.S. Dollars. Gains and losses on these instruments are recorded in other income (expense), net, generally reducing the exposure to translation volatility during a full-year period.

FOREIGN EXCHANGE RISK

     The Company is exposed to fluctuations in foreign currency cash flows related primarily to third-party purchases, intercompany loans and product shipments, and nonfunctional currency denominated third party debt. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. The Company assesses foreign currency risk based on transactional cash flows and translational positions and enters into forward contracts, options, and currency swaps to reduce fluctuations in net long or short currency positions. Forward contracts and options are generally less than 18 months duration. Currency swap agreements are established in conjunction with the term of underlying debt issues.

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

     Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, cash equivalents, and accounts receivable. The Company places its investments in highly rated financial institutions and investment-grade short-term debt instruments, and limits the amount of credit exposure to any one entity. Historically, concentrations of credit risk with respect to accounts receivable have been limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas. However, there has been significant worldwide consolidation in the grocery industry in recent years. At December 27, 2003, the Company's five largest customers globally comprised approximately 20% of consolidated accounts receivable.

NOTE 13 QUARTERLY FINANCIAL DATA (UNAUDITED)

(millions, except
per share data)          Net sales                           Gross profit
------------------------------------------------------------------------------
                  2003              2002              2003              2002
------------------------------------------------------------------------------
First           $2,147.5          $2,061.8          $  916.4          $  884.6
Second           2,247.4           2,125.1           1,015.3             963.6
Third            2,281.6           2,136.5           1,034.0             973.1
Fourth           2,135.0           1,980.7             946.9             913.8
------------------------------------------------------------------------------
                $8,811.5          $8,304.1          $3,912.6          $3,735.1
==============================================================================

                       Net earnings                                  Net earnings per share
------------------------------------------------------------------------------------------------------------
                  2003            2002                       2003                            2002
------------------------------------------------------------------------------------------------------------
                                                   Basic           Diluted           Basic           Diluted
                                                  ----------------------------------------------------------
First           $ 163.9          $ 152.6          $   .40          $   .40          $   .37          $   .37
Second            203.9            173.8              .50              .50              .42              .42
Third             231.3            203.5              .57              .56              .50              .49
Fourth            188.0            191.0              .46              .46              .47              .47
------------------------------------------------------------------------------------------------------------
                $ 787.1          $ 720.9
============================================================================================================

Earning
Our
Stripes

     The principal market for trading Kellogg shares is the New York Stock Exchange (NYSE). The shares are also traded on the Boston, Chicago, Cincinnati, Pacific, and Philadelphia Stock Exchanges. At year-end 2003, the closing price (on the NYSE) was $37.80 and there were 44,635 shareholders of record.

     Dividends paid per share and the quarterly price ranges on the NYSE during the last two years were:

                                          Stock price
                Dividend         --------------------------
2003 - QUARTER  per share          High              Low
-----------------------------------------------------------
First           $  .2525         $  34.96          $  28.02
Second             .2525            35.36             30.46
Third              .2525            35.04             33.06
Fourth             .2525            37.80             32.92
-----------------------------------------------------------
                $ 1.0100
===========================================================
2002 - Quarter
First           $  .2525         $  34.95          $  29.35
Second             .2525            36.89             32.75
Third              .2525            35.63             30.00
Fourth             .2525            36.06             31.81
-----------------------------------------------------------
                $ 1.0100
===========================================================

NOTE 14 OPERATING SEGMENTS

     Kellogg Company is the world's leading producer of cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, and meat alternatives. Kellogg products are manufactured and marketed globally. Principal markets for these products include the United States and United Kingdom.

     In recent years, the Company has been managed in two major divisions - the United States and International - with International further delineated into Europe, Latin America, Canada, Australia, and Asia. Thus, the Company's reportable operating segments under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" consist of the United States, Europe, and Latin America. All other geographic areas have been combined under the quantitative threshold guidelines of SFAS No. 131 for purposes of the information presented below. While this historical organizational structure is the basis of the operating segment data presented in this report, we recently reorganized our geographic management structure to North America, Europe, Latin America, and Asia Pacific, and we will begin reporting on this basis for 2004.

     The measurement of operating segment results is generally consistent with the presentation of the Consolidated Statement of Earnings and Balance Sheet. Intercompany transactions between reportable operating segments were insignificant in all periods presented.

(millions)                                2003                2002                2001
----------------------------------------------------------------------------------------
NET SALES

   United States                       $ 5,629.3           $ 5,525.4           $ 4,889.4
   Europe                                1,734.2             1,469.8             1,360.7
   Latin America                           645.7               631.1               650.0
   All other operating
   segments                                802.3               677.8               648.3
----------------------------------------------------------------------------------------
   Consolidated                        $ 8,811.5           $ 8,304.1           $ 7,548.4
========================================================================================
SEGMENT OPERATING PROFIT

   United States                       $ 1,055.0           $ 1,073.0           $   875.5
   Europe                                  279.8               252.5               245.6
   Latin America                           168.5               170.1               171.1
   All other operating
   segments                                140.0               104.0               103.1
   Corporate                               (99.2)              (91.5)              (90.5)
----------------------------------------------------------------------------------------
   Consolidated                        $ 1,544.1           $ 1,508.1           $ 1,304.8
   Amortization eliminated
   by SFAS No. 142 (b)                        --                  --              (103.6)
   Restructuring charges (a)                  --                  --               (33.3)
----------------------------------------------------------------------------------------
   Operating profit as
   reported                            $ 1,544.1           $ 1,508.1           $ 1,167.9
========================================================================================
RESTRUCTURING CHARGES (A)

   United States                       $      --           $      --           $    29.5
   Europe                                     --                  --                 (.2)
   Latin America                              --                  --                 (.1)
   All other operating                        --                  --                 1.4
   segments
   Corporate                                  --                  --                 2.7
----------------------------------------------------------------------------------------
   Consolidated                        $      --           $      --           $    33.3
========================================================================================
DEPRECIATION AND
AMORTIZATION

   United States                       $   238.2           $   221.2           $   275.9
   Europe                                   71.1                65.7                59.5
   Latin America                            21.6                17.1                21.7
   All other operating
   segments                                 28.2                30.0                31.4
   Corporate                                13.7                15.9                50.1
----------------------------------------------------------------------------------------
   Consolidated                        $   372.8           $   349.9           $   438.6
========================================================================================
INTEREST EXPENSE

   United States                       $     1.0           $     3.3           $     5.7
   Europe                                   18.2                22.3                 2.9
   Latin America                              .2                  .6                 2.8
   All other operating
   segments                                  3.3                 3.4                 1.5
   Corporate                               348.7               361.6               338.6
----------------------------------------------------------------------------------------
   Consolidated                        $   371.4           $   391.2           $   351.5
========================================================================================
INCOME TAXES EXCLUDING
CHARGES (A)

   United States                       $   325.0           $   349.8           $   235.5
   Europe                                   54.6                46.3                54.4
   Latin America                            40.0                42.5                40.3
   All other operating
   segments                                 23.3                22.2                18.1
   Corporate                               (60.5)              (37.4)              (17.6)
----------------------------------------------------------------------------------------
   Consolidated                        $   382.4           $   423.4           $   330.7
   Effect of charges                          --                  --               (12.8)
----------------------------------------------------------------------------------------
   Income taxes as reported            $   382.4           $   423.4           $   317.9
========================================================================================
TOTAL ASSETS

   United States                       $10,061.4           $ 9,784.7           $ 9,634.4
   Europe                                1,801.7             1,687.3             1,801.0
   Latin America                           341.2               337.4               415.5
   All other operating
   segments                                620.8               554.0               681.2
   Corporate                             6,362.3             6,112.1             5,697.6
   Elimination entries                  (8,956.6)           (8,256.2)           (7,861.1)
----------------------------------------------------------------------------------------
   Consolidated                        $10,230.8           $10,219.3           $10,368.6
========================================================================================

     (a)  Refer to Note 3 for further information on restructuring charges.

     (b)  Pro forma impact of amorization eliminated by SFAS No. 142. Refer to
          Note 1 for further information.

                                                                         Kellogg
                                                                         Company

(millions)                                   2003         2002         2001
-----------------------------------------------------------------------------
ADDITIONS TO LONG-LIVED ASSETS
  United States                            $  180.4     $  197.4     $5,601.2
  Europe                                       35.5         33.4         43.8
  Latin America                                15.4         13.6         11.7
  All other operating segments                 15.3         10.1         10.8
  Corporate                                      .6          1.2         29.5
-----------------------------------------------------------------------------
  Consolidated                             $  247.2     $  255.7     $5,697.0
=============================================================================

The Company's largest customer,Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 13% of consolidated net sales during 2003, 12% in 2002, and 11% in 2001, comprised principally of sales within the United States.

Supplemental geographic information is provided below for net sales to external customers and long-lived assets:

(millions)                                   2003         2002         2001
-----------------------------------------------------------------------------
NET SALES
  United States                            $5,629.3     $5,525.4     $4,889.4
  United Kingdom                              740.2        667.4        622.8
  Other foreign countries                   2,442.0      2,111.3      2,036.2
-----------------------------------------------------------------------------
  Consolidated                             $8,811.5     $8,304.1     $7,548.4
=============================================================================
LONG-LIVED ASSETS
  United States                            $7,350.5     $7,434.2     $7,275.9
  United Kingdom                              435.1        423.5        526.6
  Other foreign countries                     627.6        584.6        651.5
-----------------------------------------------------------------------------
  Consolidated                             $8,413.2     $8,442.3     $8,454.0
=============================================================================

Supplemental product information is provided below for net sales to external customers:

(millions)                                   2003         2002         2001
-----------------------------------------------------------------------------
United States
  Retail channel cereal                    $2,086.6     $1,951.6     $1,840.4
  Retail channel snacks                     2,134.9      2,206.4      1,922.7
  Other                                     1,407.8      1,367.4      1,126.3
International
  Cereal                                    2,801.6      2,476.9      2,381.5
  Convenience foods                           380.6        301.8        277.5
-----------------------------------------------------------------------------
Consolidated                               $8,811.5     $8,304.1     $7,548.4
=============================================================================

NOTE 15 SUPPLEMENTAL FINANCIAL STATEMENT DATA

(millions)
CONSOLIDATED STATEMENT OF EARNINGS           2003         2002         2001
-----------------------------------------------------------------------------
Research and development expense           $  126.7     $  106.4     $  110.2
Advertising expense                        $  698.9     $  588.7     $  519.2
=============================================================================

CONSOLIDATED STATEMENT OF CASH FLOWS                2003          2002          2001
--------------------------------------------------------------------------------------
Accounts receivable                               ($  17.9)     $   28.1      $  100.9
Inventories                                          (48.2)        (26.4)         15.8
Other current assets                                    .4          70.7          (5.0)
Accounts payable                                      84.8          41.3          47.6
Other current liabilities                             25.3          83.8         111.6
--------------------------------------------------------------------------------------
CHANGES IN OPERATING ASSETS AND LIABILITIES       $   44.4      $  197.5      $  270.9
======================================================================================

(millions)
CONSOLIDATED BALANCE SHEET                           2003           2002
---------------------------------------------------------------------------
Trade receivables                                 $    716.8     $    681.0
Allowance for doubtful accounts                        (15.1)         (16.0)
Other receivables                                       53.1           76.0
---------------------------------------------------------------------------
ACCOUNTS RECEIVABLE, NET                          $    754.8     $    741.0
---------------------------------------------------------------------------
Raw materials and supplies                        $    185.3     $    172.2
Finished goods and materials in process                464.5          431.0
---------------------------------------------------------------------------
INVENTORIES                                       $    649.8     $    603.2
---------------------------------------------------------------------------
Deferred income taxes                             $    150.0     $    207.8
Other prepaid assets                                   101.4          110.8
---------------------------------------------------------------------------
OTHER CURRENT ASSETS                              $    251.4     $    318.6
---------------------------------------------------------------------------
Land                                              $     75.1     $     62.6
Buildings                                            1,417.5        1,345.6
Machinery and equipment                              4,555.3        4,284.8
Construction in progress                               171.6          159.6
Accumulated depreciation                            (3,439.3)      (3,012.4)
---------------------------------------------------------------------------
PROPERTY, NET                                     $  2,780.2     $  2,840.2
---------------------------------------------------------------------------
Goodwill                                          $  3,098.4     $  3,106.6
Other intangibles                                    2,069.5        2,069.1
Accumulated amortization                               (35.1)         (22.1)
Other                                                  520.6          462.1
---------------------------------------------------------------------------
OTHER ASSETS                                      $  5,653.4     $  5,615.7
---------------------------------------------------------------------------
Accrued income taxes                              $    143.0     $    151.7
Accrued salaries and wages                             261.1          228.0
Accrued advertising and promotion                      323.1          309.0
Accrued interest                                       108.3          123.2
Other                                                  327.8          386.7
---------------------------------------------------------------------------
OTHER CURRENT LIABILITIES                         $  1,163.3     $  1,198.6
---------------------------------------------------------------------------
Nonpension postretirement benefits                $    291.0     $    329.6
Deferred income taxes                                1,062.8          986.4
Other                                                  402.4          473.9
---------------------------------------------------------------------------
OTHER LIABILITIES                                 $  1,756.2     $  1,789.9
===========================================================================

(millions)
============================================================================
INTANGIBLE ASSETS SUBJECT TO AMORTIZATION
----------------------------------------------------------------------------
                             Gross carrying amount  Accumulated amortization
----------------------------------------------------------------------------
                               2003        2002        2003        2002
-------------------------------------------------------------------------
Trademarks                    $  29.5     $  29.5     $  18.3     $  17.2
Other                            29.1        29.2        16.8         4.9
-------------------------------------------------------------------------
Total                         $  58.6     $  58.7     $  35.1     $  22.1
============================================================================

                                                      2003 (b)     2002
============================================================================
AMORTIZATION EXPENSE (a)                              $  13.0     $   3.0
----------------------------------------------------------------------------

(a) The currently estimated aggregate amortization expense for each of the 5 succeeding fiscal years is approximately $3 per year.

(b) Amortization for 2003 includes an impairment loss of $10. Refer to Note 3 for further information.

(millions)
===========================================================================
INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION
---------------------------------------------------------------------------
                                                    Total carrying amount
---------------------------------------------------------------------------
                                                     2003           2002
---------------------------------------------------------------------------
Trademarks                                        $  1,404.0     $  1,404.0
Direct store door (DSD) delivery system                578.9          578.9
Other                                                   28.0           27.5
---------------------------------------------------------------------------
Total                                             $  2,010.9     $  2,010.4
===========================================================================

Earning
Our
Stripes

CHANGES IN THE CARRYING AMOUNT OF GOODWILL
-----------------------------------------------------------------------------------------------
                                                                Latin                  Consoli-
(millions)                          United States   Europe     America     Other (b)    dated
-----------------------------------------------------------------------------------------------
January 1, 2002                        $3,065.0          --    $    3.1    $    1.4    $3,069.5
SFAS No. 142 reclassification (a)          46.3          --          --          --        46.3
Purchase accounting adjustments            22.2          --          --          --        22.2
Dispositions                              (30.3)         --          --          --       (30.3)
Foreign currency remeasurement
   impact and other                          --          --        (1.1)         --        (1.1)
-----------------------------------------------------------------------------------------------
December 28, 2002                      $3,103.2          --    $    2.0    $    1.4    $3,106.6
Purchase accounting adjustments            (4.2)         --          --          --        (4.2)
Dispositions                               (5.0)         --          --          --        (5.0)
Foreign currency remeasurement
   impact and other                         (.2)         --          .5          .7         1.0
-----------------------------------------------------------------------------------------------
DECEMBER 27, 2003                      $3,093.8          --    $    2.5    $    2.1    $3,098.4
===============================================================================================

(a) Assembled workforce intangible no longer meets separability criteria under SFAS No. 142 and has been reclassified to goodwill effective January 1, 2002.

(b) Other operating segments include Australia, Asia, and Canada.

As discussed in Note 1, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" on January 1, 2002. The provisions of SFAS No. 142 are adopted prospectively and prior-period financial statements are not restated. Comparative earnings information for 2001 is presented in the following table:

(millions, except per share data)                   2003          2002        2001 (a)
--------------------------------------------------------------------------------------
NET EARNINGS
Originally reported                               $  787.1      $  720.9      $  473.6
Goodwill amortization                                   --            --          59.0
Intangibles no longer amortized                         --            --          26.0
--------------------------------------------------------------------------------------
   Total amortization                             $     --      $     --      $   85.0
--------------------------------------------------------------------------------------
Comparable                                        $  787.1      $  720.9      $  558.6
======================================================================================
NET EARNINGS PER SHARE - BASIC
Originally reported                               $   1.93      $   1.77      $   1.17
Goodwill amortization                                   --            --           .15
Intangibles no longer amortized                         --            --           .06
--------------------------------------------------------------------------------------
   Total amortization                             $     --      $     --      $    .21
--------------------------------------------------------------------------------------
Comparable                                        $   1.93      $   1.77      $   1.38
======================================================================================
NET EARNINGS PER SHARE - DILUTED
Originally reported                               $   1.92      $   1.75      $   1.16
Goodwill amortization                                   --            --           .15
Intangibles no longer amortized                         --            --           .06
--------------------------------------------------------------------------------------
   Total amortization                             $     --      $     --      $    .21
--------------------------------------------------------------------------------------
Comparable                                        $   1.92      $   1.75      $   1.37
======================================================================================

(a) Results for 2001 have been restated to reflect the adoption of SFAS No. 145 in 2003 concerning the income statement classification of losses from debt extinguishment. The net loss of $7.4 incurred in 2001, which was originally classified as an extraordinary loss, has been reclassified to Earnings before cumulative effect of accounting change. After this reclassification, Earnings before cumulative effect of accounting change was not materially different from Net earnings. Refer to Note 1 for further information.

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

The independent auditing firm of PricewaterhouseCoopers LLP was retained to audit our consolidated financial statements and their report follows.

/s/ C. M. Gutierrez
C. M. Gutierrez
Chairman of the Board
Chief Executive Officer

/s/ J. A. Bryant
J. A. Bryant
Executive Vice President
Chief Financial Officer

/s/ J. M. Boromisa
J. M. Boromisa
Senior Vice President
Chief Accounting Officer

REPORT OF INDEPENDENT AUDITORS

PRICEWATERHOUSECOOPERS LLP

To the Shareholders and Board of Directors of Kellogg Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at December 27, 2003 and December 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 27, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets in conformity with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" which was adopted as of January 1, 2002.

/S/ PricewaterhouseCoopers LLP

Battle Creek, Michigan
January 28, 2004

Earning
Our
Stripes

52