Form 10-K, Exhibit 13
period 2005-01-01
KELLOGG CO
filed 2005-03-14
CIK 55067

                                                                   EXHIBIT 13.01

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                        Kellogg Company and Subsidiaries

RESULTS OF OPERATIONS

OVERVIEW

   Kellogg Company is the world's leading producer of cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, and meat alternatives. Kellogg products are manufactured and marketed globally. We currently manage our operations based on the geographic regions of North America, Europe, Latin America, and Asia Pacific. This organizational structure is the basis of the operating segment data presented in this report.

   In late 2004, our chief executive officer, Carlos Gutierrez, accepted the invitation of the President of the United States to serve as U.S. Secretary of Commerce, subject to Senate confirmation. In early 2005, Carlos assumed his cabinet post and James Jenness was appointed the new CEO of Kellogg Company. David Mackay continues to serve as president of our Company and has been appointed to the Board of Directors.

   Despite these leadership changes, we will continue to manage our Company for steady, consistent growth and an attractive dividend yield, which together should provide strong total return for shareholders. We plan to continue to achieve this sustainability through a strategy focused on growing our cereal business, expanding our snacks business, and pursuing selective growth opportunities. We support our business strategy with operating principles that emphasize sales dollars over shipment volume (Volume to Value), as well as cash flow and return on invested capital (Manage for Cash). We believe the success of our strategy and operating principles are reflected in our steady growth in earnings and cash flow over the past several years. This growth has been achieved despite significant challenges such as rising commodity and benefit costs and increased investment in brand building, innovation, and cost-reduction initiatives.

   For the fiscal year ended January 1, 2005, the Company reported diluted net earnings per share of $2.14, an 11% increase over fiscal 2003 results. Consolidated net sales and operating profit each grew approximately 9%, with net earnings up 13%. For the year ended December 27, 2003, net earnings per share were $1.92, a 10% increase over fiscal 2002 net earnings per share of $1.75. For 2004, net cash provided from operating activities was $1,229.0 million, a 5% increase over the 2003 amount of $1,171.0 million.

NET SALES AND OPERATING PROFIT

2004 COMPARED TO 2003

   The following tables provide an analysis of net sales and operating profit performance for 2004 versus 2003:

                                North                  Latin      Asia
(dollars in millions)          America     Europe     America  Pacific(a)   Corporate   Consolidated
-------------------------      --------   --------    -------  ----------   ---------   ------------
2004 NET SALES                 $6,369.3   $2,007.3    $ 718.0  $    519.3   $      --   $    9,613.9
2003 NET SALES                 $5,954.3   $1,734.2    $ 666.7  $    456.3   $      --   $    8,811.5
                               --------   --------    -------  ----------   ---------   ------------
% change - 2004 vs. 2003:
 Volume (tonnage) (b)               2.4%       -.1%       6.1%        -.4%         --            2.1%
 Pricing/mix                        2.6%       3.7%       5.0%        2.7%         --            2.9%
                               --------   --------    -------  ----------   ---------   ------------
SUBTOTAL - INTERNAL
BUSINESS                            5.0%       3.6%      11.1%        2.3%         --            5.0%
 Shipping day differences(c)        1.5%       1.0%        --         1.2%         --            1.3%
 Foreign currency impact             .5%      11.1%      -3.4%       10.3%         --            2.8%
                               --------   --------    -------  ----------   ---------   ------------
TOTAL CHANGE                        7.0%      15.7%       7.7%       13.8%         --            9.1%
                               ========   ========    =======  ==========   =========   ============

                                North                  Latin        Asia
(dollars in millions)          America     Europe     America    Pacific(a)   Corporate   Consolidated
-------------------------      --------   --------    -------    ----------   ---------   ------------
2004 OPERATING PROFIT          $1,240.4   $  292.3    $ 185.4    $     79.5   ($  116.5)  $    1,681.1
2003 OPERATING PROFIT          $1,134.2   $  279.8    $ 168.9    $     61.1   ($   99.9)  $    1,544.1
                               --------   --------    -------    ----------   ---------   ------------
% change - 2004 vs. 2003:
 INTERNAL BUSINESS                  6.5%      -7.4%      14.1%         13.8%      -16.1%           4.5%
 Shipping day differences(c)        2.4%       1.1%        --           2.8%        -.5%           2.0%
 Foreign currency impact             .5%      10.8%      -4.3%         13.4%         --            2.4%
                               --------   --------    -------    ----------   ---------   ------------
TOTAL CHANGE                        9.4%       4.5%       9.8%         30.0%      -16.6%           8.9%
                               ========   ========    =======    ==========   =========   ============

(a)   Includes Australia and Asia.

(b) We measure the volume impact (tonnage) on revenues based on the stated weight of our product shipments.

(c) Impact of 53rd week in 2004. Refer to Note 1 within Notes to Consolidated Financial Statements for further information.

During 2004, consolidated net sales increased approximately 9%. Internal net sales (which excludes the impact of currency and, if applicable, acquisitions, dispositions, and shipping day differences) grew 5%, which was on top of approximately 4% growth in the prior year. During 2004, successful innovation and brand-building investment continued to drive growth in most of our businesses.

North America reported net sales growth of approximately 7%, with internal growth across all major product groups. Internal net sales of our North America retail cereal business increased approximately 2%, with successful innovation and consumer promotion activities supporting sales growth and category share gains in both the United States and Canada. Internal net sales of our North America retail snacks business increased 8%, with the wholesome snacks, crackers, and toaster pastries components of our snacks portfolio all contributing to that growth. While our cookie sales were essentially unchanged from the prior year, we were pleased with this performance, in light of a category decline in measured channels of approximately 4%. We believe the recovery of our snacks business this year was due primarily to successful product and packaging innovation, combined with effective execution in our direct store-door (DSD) delivery system. Internal net sales of our North America frozen and specialty channel (which includes food service, vending, convenience, drug stores, and custom manufacturing) businesses collectively increased approximately 4%.

   Net sales in our European operating segment increased approximately 16%, with internal sales growth of nearly 4%. Both our U.K. business unit and pan-European cereal business achieved internal net sales growth for the year of approximately 2%. Sales of our snack products within the region grew at a strong double-digit rate.

   Strong performance in Latin America resulted in net sales growth of approximately 8%, with internal net sales growth of 11% more than offsetting unfavorable foreign currency movements. Most of this growth was due to very strong price/mix and tonnage improvements in both cereal and snack sales by our Mexican business unit.

   Net sales in our Asia Pacific operating segment increased approximately 14% due primarily to favorable foreign currency movements, with internal net sales growth at 2%. Strong internal net sales performance in Australia was partially offset by a sales decline in Asia, due primarily to the effect of negative publicity regarding sugar-containing products in Korea throughout most of the year.

   Consolidated operating profit increased approximately 9% during 2004, with internal growth of more than 4%. This internal growth was achieved despite increased brand-building expenditures and significantly higher commodity costs. Furthermore, corporate operating profit for 2004 includes a charge of $9.5 million related to CEO transition expenses. Lastly, as discussed in the "Cost-reduction initiatives" section beginning on page 25, we absorbed in operating profit significant up-front costs in both 2003 and 2004, with 2004 charges exceeding 2003 charges by approximately $38 million.

   The CEO transition expenses arise from the aforementioned departure of Carlos Gutierrez related to his appointment as U.S. Secretary of Commerce. The total charge (net of forfeitures) of $9.5 million is comprised principally of $3.7 million for special pension termination benefits and $5.5 million for accelerated vesting of 606,250 stock options.

   Operating profit for each of fiscal 2003 and 2004 includes intangibles impairment losses of approximately $10 million. The 2003 loss was to reduce the carrying value of a contract-based intangible asset and was included in North American operating profit. The 2004 loss was comprised of $7.9 million to write off the remaining value of this same contract-based intangible asset in North America and $2.5 million to write off goodwill in Latin America.

2003 COMPARED TO 2002

   The following tables provide an analysis of net sales and operating profit performance for 2003 versus 2002. These results have been restated to conform to the 2004 operating segment presentation as follows: 1) 2003 and 2002 Canadian results were combined into North America, 2) certain 2003 and 2002 U.S. export operations were moved from U.S. to Latin America, and 3) certain 2003 SGA expenditures were reallocated between Corporate and North America.

                              North                       Latin          Asia
(dollars in millions)        America        Europe       America      Pacific(a)   Corporate    Consolidated
-------------------------    --------      --------     ---------     ----------   ---------    ------------
2003 NET SALES               $5,954.3      $1,734.2     $   666.7     $    456.3          --    $    8,811.5
2002 NET SALES               $5,800.1      $1,469.8     $   648.9     $    385.3          --    $    8,304.1
                             --------      --------     ---------     ----------   ---------    ------------
% change - 2003 vs. 2002:
  Volume (tonnage) (b)            -.2%          -.6%          7.1%          -7.2%         --              --
  Pricing/mix                     3.3%          3.4%          6.3%           9.8%         --             3.8%
                             --------      --------     ---------     ----------   ---------    ------------
SUBTOTAL - INTERNAL
BUSINESS                          3.1%          2.8%         13.4%           2.6%         --             3.8%
  Dispositions (c)               -1.1%           --            --             --          --             -.8%
  Foreign currency impact          .7%         15.2%        -10.7%          15.8%         --             3.1%
                             --------      --------     ---------     ----------   ---------    ------------
TOTAL CHANGE                      2.7%         18.0%          2.7%          18.4%         --             6.1%
                             ========      ========     =========     ==========   =========    ============

                              North                       Latin          Asia
(dollars in millions)        America        Europe       America      Pacific(a)   Corporate    Consolidated
-------------------------    --------      --------     ---------     ----------   ---------    ------------
2003 OPERATING PROFIT        $1,134.2      $  279.8     $   168.9     $     61.1   ($   99.9)   $    1,544.1
2002 OPERATING PROFIT        $1,138.0      $  252.5     $   170.6     $     38.5   ($   91.5)   $    1,508.1
                             --------      --------     ---------     ----------   ---------    ------------
% change - 2003 vs. 2002:
  INTERNAL BUSINESS               -.3%         -2.1%         11.2%          38.1%       -9.2%            1.1%
  Dispositions (c)                -.8%           --            --             --          --             -.6%
  Foreign currency impact          .8%         12.9%        -12.2%          20.7%         --             1.9%
                             --------      --------     ---------     ----------   ---------    ------------
TOTAL CHANGE                      -.3%         10.8%         -1.0%          58.8%       -9.2%            2.4%
                             ========      ========     =========     ==========   =========    ============

(a)   Includes Australia and Asia.

(b) We measure the volume impact (tonnage) on revenues based on the stated weight of our product shipments.

(c) Impact of results for the comparable 2002 period prior to divestiture of various U.S. private label operations.

   During 2003, we achieved consolidated internal net sales growth of nearly 4%, against a similar year-ago growth rate. North American net sales in the retail cereal channel increased approximately 6%, as the combination of brand-building activities and innovation drove higher tonnage and improved mix. A modest U.S. cereal price increase taken early in 2003 also contributed to the sales increase. Internal net sales of our North American snacks business were approximately even with the prior year. The 2003 sales performance of our North American snacks business was negatively impacted by our strategic decisions to discontinue a low-margin contract manufacturing relationship in May 2003 and to accelerate stock-keeping unit (SKU) rationalization, beginning in the second quarter of 2003. In addition to these strategic factors, our North American snacks business experienced a decline in cookie sales, which we believe was a result of aggressive price promotion by competitors, a relative lack of innovation and brand-building activities, and current trends in consumer preferences. Internal net sales of our North American frozen and specialty channel businesses collectively increased approximately 3%.

   Total international net sales increased over 5% in local currencies, with growth in all geographic segments. Our European operating segment exhibited strong sales and category share performance throughout 2003, benefiting from increased brand-building investment and innovation activities across the region. Internal net sales growth in Latin America was driven by a strong performance by our Mexican business unit in both cereal and snacks. Our Asia Pacific operating segment delivered solid internal net sales growth, as significant pricing and mix improvements offset the tonnage impact of discontinuing product lines in Australia and Asia in late 2002.

   Consolidated internal operating profit increased only 1% during 2003, as significant charges related to cost-reduction initiatives (refer to discussion below) partially offset solid underlying business growth. North America internal operating profit declined slightly, absorbing the majority of the charges, as well as higher commodity, energy, and employee benefit costs, and a $10 million intangibles impairment charge. International operating profit increased over 6% on a local currency basis. Brand-building expenditures increased significantly in all core markets, reaching a double-digit growth rate on a consolidated basis.

   For 2002, the Company recorded in cost of goods sold an impairment loss of $5 million related to the Company's manufacturing facility in China, representing a decline in real estate market value subsequent to an original impairment loss recognized for this property in 1997. The Company completed a sale of this facility in late 2003, and the carrying value of the property approximated the net sales proceeds.

MARGIN PERFORMANCE

  Margin performance is presented in the following table.

                                                          Change vs. prior year (pts.)
                                                          ----------------------------
                           2004        2003        2002         2004        2003
                          ------      ------      ------        ----        ----
Gross margin               44.9%       44.4%       45.0%          .5         -.6
SGA% (a)                  -27.4%      -26.9%      -26.8%         -.5         -.1
                          -----       -----       -----         ----        ----
Operating margin           17.5%       17.5%       18.2%          --         -.7
                          =====       =====       =====         ====        ====

(a)   Selling, general, and administrative expense as a percentage of net sales.

   For 2004, our consolidated gross margin increased 50 basis points over the prior-year results. Our strong sales growth continued to produce significant operating leverage. This factor, combined with mix improvements and productivity savings, offset the unfavorable impact of higher commodity costs, as well as charges associated with our cost-reduction initiatives (refer to discussion below). The 2003 gross margin reflects similar dynamics, except that unfavorable cost pressures (commodities, energy, employee benefits) more than offset the favorable factors such as operating leverage and mix, resulting in a 60 basis point decline versus 2002. Our investment in package-related promotions and cost-reduction initiatives also dampened gross margin performance.

   The SGA% remained fairly steady from 2002 to 2004, as significant increases in brand-building and innovation expenditures over this time period were offset by overhead savings.

   For 2005, we expect continuing modest improvement in our gross margin, with reinvestment in brand building and innovation, so as to maintain a relatively steady operating margin.

COST-REDUCTION INITIATIVES

   We view our continued spending on cost-reduction initiatives as part of our ongoing financial strategy to reinvest earnings so as to provide greater reliability in meeting long-term growth targets. Initiatives undertaken must meet certain pay-back and internal rate of return (IRR) targets. We currently require each project to recover total cash implementation costs within a five-year period or to achieve an IRR of at least 20%. Each cost-reduction initiative is of relatively short duration (normally one year or less), and begins to deliver cash savings and/or reduced depreciation during the first year of implementation, which is then used to fund new initiatives. To implement these programs, the Company has incurred various up-front costs, including asset write-offs, exit charges, and other project expenditures, which we include in our measure and discussion of operating segment profitability within the "Net sales and operating profit" section beginning on page 23.

   Major initiatives commenced in 2004 were the global rollout of the SAP information technology system, reorganization of pan-European operations, consolidation of U.S. meat alternatives manufacturing operations, and relocation of our U.S. snacks business unit to Battle Creek, Michigan. Major actions implemented in 2003 included a wholesome snack plant consolidation in Australia, manufacturing capacity rationalization in the Mercosur region of Latin America, and a plant workforce reduction in Great Britain. Additionally, during all periods presented, we have undertaken various manufacturing capacity rationalization and efficiency initiatives primarily in our North American and European operating segments, as well as the 2003 disposal of a manufacturing facility in China. Future initiatives are still in the planning stages and individual actions are being announced as plans are finalized. The cost-saving initiatives that we are planning could potentially result in a yet-undetermined amount of asset write-offs and other costs during 2005.

   For 2004, total program-related charges were approximately $109 million, comprised of $41 million in asset write-offs, $1 million for special pension termination benefits, $15 million in severance and other exit costs, and $52 million in other cash expenditures such as relocation and consulting. Approximately 40% of the 2004 charges were recorded in cost of goods sold, with the balance recorded in selling, general, and administrative (SGA) expense. The 2004 charges impacted our operating segments as follows (in millions): North America-$44, Europe-$65.

   For 2003, total program-related charges were approximately $71 million, comprised of $40 million in asset write-offs, $8 million for special pension termination benefits, and $23 million in severance and other cash exit costs. These charges were recorded principally in cost of goods sold and impacted our operating segments as follows (in millions): North America.-$36, Europe-$21, Latin America-$8, Asia Pacific-$6.

   At year-end 2003, the exit cost reserve balance totaled approximately $19 million. These reserves were principally comprised of severance obligations recorded in 2003, which were paid out during the first half of 2004. At year-end 2004, the exit cost reserve balance totaled approximately $11 million, representing severance costs to be paid out in 2005.

2004 INITIATIVES

   During 2004, our global rollout of the SAP information technology system resulted in accelerated depreciation of legacy software assets to be abandoned in 2005, as well as related consulting and other implementation expenses. Total incremental costs for 2004 were approximately $30 million. In close association with this SAP rollout, we undertook a major initiative to improve the organizational design and effectiveness of pan-European operations. Specific benefits of this initiative are expected to include improved marketing and promotional coordination across Europe, supply chain network savings, overhead cost reductions, and tax savings. To achieve these benefits, we implemented, at the beginning of 2005, a new European legal and operating structure headquartered in Ireland, with strengthened pan-European management authority and coordination. During 2004, we incurred various up-front costs, including relocation, severance, and consulting, of approximately $30 million. Additional relocation and other costs to complete this business transformation during the next several years are expected to be insignificant.

   To improve operations and provide for future growth, during 2004, we substantially completed our plan to close a meat alternatives manufacturing facility in Worthington, Ohio. The plan included the out-sourcing of certain operations and consolidation of remaining production at the Zanesville, Ohio facility by early 2005. The Worthington facility originally employed approximately 300 employees, of which approximately 250 have separated from the Company as a result of the plant closure. Total asset write-offs, severance, and other up-front costs of the project are expected to be approximately $30 million, of which approximately $20 million was recognized during 2004. Management expects to complete a sale of the Worthington facility in 2005.

   In order to integrate it with the rest of our U.S. operations, during 2004, we completed the relocation of our U.S. snacks business unit from Elmhurst, Illinois (the former headquarters of Keebler Foods Company) to Battle Creek, Michigan. About one-third of the approximately 300 employees affected by this initiative accepted relocation/reassignment offers. The recruiting effort to fill the remaining open positions was substantially completed by year-end 2004. Attributable to this initiative, we incurred approximately $15 million in relocation, recruiting, and severance costs during 2004. Subject to achieving certain employment levels and other regulatory requirements, we expect to defray a significant portion of these up-front costs through various multi-year tax incentives, beginning in 2005. The Elmhurst office building was sold in late 2004, and the net sales proceeds approximated carrying value.

2003 INITIATIVES

   During 2003, we implemented a wholesome snack plant consolidation in Australia, which involved the exit of a leased facility and separation of approximately 140 employees. We incurred approximately $6 million in exit costs and asset write-offs during 2003 related to this initiative.

   We also undertook a manufacturing capacity rationalization in the Mercosur region of Latin America, which involved the closure of an owned facility in Argentina and separation of approximately 85 plant and administrative employees during 2003. We recorded an impairment loss of approximately $6 million to reduce the carrying value of the manufacturing facility to estimated fair value, and incurred approximately $2 million of severance and closure costs during 2003 to complete this initiative. In 2004, we began importing our products for sale in Argentina from other Latin America facilities.

   In Great Britain, we initiated changes in plant crewing to better match the work pattern to the demand cycle, which resulted in voluntary workforce reductions of approximately 130 hourly and salaried employee positions. During 2003, we incurred approximately $18 million in separation benefit costs related to this initiative.

INTEREST EXPENSE

   Since the acquisition of Keebler Foods Company in early 2001, our Company has paid down nearly $2.0 billion of debt, even early-retiring debt in each of December 2003 and 2004. Early-retirement premiums, which primarily represent accelerated interest, are recorded in interest expense and were $4.3 million in 2004 and $16.5 million in 2003. After peaking in 2002, annual interest expense has declined steadily for the past two years, due primarily to continuing pay-down of our debt balances and lower interest rates on refinancings.

                                                          Change vs. prior year
                                                          ----------------------
(dollars in millions)      2004        2003        2002         2004        2003
---------------------     ------      ------      ------       ------       ----
Reported interest
expense                   $308.6      $371.4      $391.2
Amounts capitalized           .9          --         1.0
                          ------      ------      ------
Gross interest expense    $309.5      $371.4      $392.2       -16.7%       -5.3%
                          ======      ======      ======       =====        ====

   We currently expect total-year 2005 interest expense to be slightly less than $300 million, representing a decline of 3-4% from the 2004 level. While we expect net debt reduction in 2005 to be consistent with the 2004 reduction of nearly $300 million, our interest expense projection takes into account a forecasted increase in short-term interest rates and minimal benefit from refinancing of higher-coupon long-term debt.

OTHER INCOME (EXPENSE), NET

   Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales. Other income (expense), net for 2004 includes charges of approximately $9 million for contributions to the Kellogg's Corporate Citizenship Fund, a private trust established for charitable giving. Other income (expense), net for 2003 includes credits of approximately $17 million related to favorable legal settlements, a charge of $8 million for a contribution to the Kellogg's Corporate Citizenship Fund, and a charge of $6.5 million to recognize the impairment of a cost-basis investment in an e-commerce business venture. Other income (expense), net for 2002 consists primarily of $24.7 million in credits related to legal settlements.

INCOME TAXES

   Our consolidated effective income tax rate has benefited from tax planning initiatives over the past several years, declining from 37% in 2002 to slightly less than 35% in 2004. The 2003 rate was even lower at less than 33%, as it included over 200 basis points of discrete benefits, such as favorable audit closures and revaluation of deferred state tax liabilities. The resulting tax savings have been reinvested, in part, in cost-reduction initiatives, brand-building expenditures, and other growth initiatives.

   On October 22, 2004, the American Jobs Creation Act ("AJCA") became law. The AJCA creates a temporary incentive for U.S. multinationals to repatriate foreign earnings by providing an 85 percent dividend received deduction for qualified dividends. Our Company may elect to claim this deduction for qualified dividends received in either our fiscal 2004 or 2005 years, and we currently plan to elect this deduction for 2005. We cannot fully evaluate the effects of this repatriation provision until the Treasury Department issues clarifying regulations. Furthermore, pending technical corrections legislation is needed to clarify that the dividend received deduction applies to both the cash and "section 78 gross-up" portions of qualifying dividend repatriations. While we believe the technical corrections legislation will pass in 2005, we have currently developed our repatriation plan based on the less favorable AJCA provisions in force as of year-end 2004. Under these assumptions, we currently intend to repatriate during 2005 approximately $70 million of foreign earnings under the AJCA and an additional $550 million of foreign earnings under regular rules. Prior to 2004, it was our intention to indefinitely reinvest substantially all of our undistributed foreign earnings. Accordingly, no deferred tax liability had been recorded in connection with the future repatriation of these earnings. Now that repatriation is foreseeable for up to $620 million of these earnings, we provided in 2004 a deferred tax liability, net of related foreign tax credits, of approximately $29 million. Should the technical corrections legislation pass during 2005, we currently believe that we would most likely repatriate a higher amount of earnings up to $1.1 billion under AJCA for a similar amount of net tax cost.

   The AJCA also provides an ongoing deduction from taxable income equal to a stipulated percentage of qualified production income ("QPI"). The percentage deduction is phased in over five years, beginning in our 2005 fiscal year. While the Treasury Department has not issued detailed regulations on what constitutes QPI, we believe that this provision will result in a moderate reduction in our consolidated effective income tax rate, beginning in 2005. In combination with tax benefits expected from the reorganization of our European operations (refer to page 26 within the "Cost-reduction initiatives" section for additional information on this initiative), we expect our 2005 consolidated effective income tax rate to decline to approximately 33%.

LIQUIDITY AND CAPITAL RESOURCES

   Our principal source of liquidity is operating cash flows, supplemented by borrowings for major acquisitions and other significant transactions. This cash-generating capability is one of our fundamental strengths and provides us with substantial financial flexibility in meeting operating and investing needs. The principal source of our operating cash flow is net earnings, meaning cash receipts from the sale of our products, net of costs to manufacture and market our products. Our cash conversion cycle is relatively short; although receivable collection patterns vary around the world, in the United States, our days sales outstanding (DSO) averages 18-19 days. As a result, the growth in our operating cash flow should generally reflect the growth in our net earnings over time. As presented in the schedule below, operating cash flow performance over the 2002 to 2004 time frame generally reflects this principle, except for the level of benefit plan contributions and working capital movements (operating assets and liabilities.)

(dollars in millions)                       2004         2003        2002
-----------------------------------       --------     --------    -------
OPERATING ACTIVITIES
Net earnings                              $  890.6     $  787.1    $ 720.9
   year-over-year change                      13.1%         9.2%
Items in net earnings not requiring
(providing) cash:
   Depreciation and amortization             410.0        372.8      349.9
   Deferred income taxes                      57.7         74.8      111.2
   Other                                     104.5         76.1       67.0
                                          --------     --------    -------
Net earnings after non-cash items          1,462.8      1,310.8    1,249.0
                                          --------     --------    -------
   year-over-year change                      11.6%         4.9%
Pension and other postretirement            (204.0)      (184.2)    (446.6)
benefit plan contributions
Changes in operating assets and
liabilities:
   Core working capital (a)                   46.0          (.1)      29.5
   Other working capital                     (75.8)        44.5      168.0
                                          --------     --------    -------
   Total                                     (29.8)        44.4      197.5
                                          --------     --------    -------
NET CASH PROVIDED BY OPERATING
ACTIVITIES                                $1,229.0     $1,171.0    $ 999.9
                                          ========     ========    =======
   year-over-year change                       5.0%        17.1%

(a)   inventory and trade receivables less trade payables

   The varying level of benefit plans contributions from year to year primarily reflects our decision to voluntarily fund several of our major pension and retiree health care plans, as influenced by tax strategies and market factors. Total minimum benefit plan contributions for 2005 are expected to be approximately $89 million. Actual contributions could exceed this amount, as influenced by our decision to voluntarily pre-fund our obligations during 2005 versus other competing investment priorities.

   With respect to movements in operating assets and liabilities, since 2001, our Company has been successful in steadily reducing the level of core working capital (inventory and trade receivables less trade payables) as a percentage of net sales. This effort has involved logistics improvements to reduce inventory on hand while continuing to meet customer requirements, faster collection of accounts receivable, and extension of terms on trade payables. For the year ended January 1, 2005, average core working capital as a percentage of sales was 7.3%, compared to 8.2% for 2003 and 8.8% for 2002. This continual reduction contributed positively to cash flow in 2002 and 2004, and had a neutral effect in 2003. For 2005, we expect additional modest improvements in our core working capital position. The unfavorable movements in other working capital for 2004, as presented in the table on page 27, relate largely to higher income tax payments and faster payment of customer promotional incentives, as compared to prior years. This unfavorable trend resulted in operating cash flow growth for 2004 trailing the growth in net earnings.

Our management measure of cash flow is defined as net cash provided by operating activities reduced by expenditures for property additions. We use this measure of cash flow to focus management and investors on the amount of cash available for debt repayment, dividend distributions, acquisition opportunities, and share repurchase. Our cash flow metric is reconciled to GAAP-basis operating cash flow as follows:

                                                                  Change vs. prior year
                                                                  ---------------------
(dollars in millions)        2004          2003          2002         2004       2003
---------------------      --------      --------      --------      -----      -----
Net cash provided by
operating activities       $1,229.0      $1,171.0       $ 999.9        5.0%      17.1%
Additions to properties      (278.6)       (247.2)       (253.5)
                           --------      --------       -------
Cash flow                  $  950.4      $  923.8       $ 746.4        2.9%      23.8%
                           ========      ========       =======        ===       ====

Our 2004 cash flow increased approximately 3% versus the prior year. Expenditures for property additions represented 2.9% of 2004 net sales compared with 2.8% in 2003 and 3.1% in 2002. For 2005, expenditures for property additions are currently expected to remain at approximately 3% of net sales and cash flow (as defined) is expected to exceed the amount of net earnings.

Our Board of Directors authorized management to repurchase up to $300 million of Kellogg common stock during 2004, up to $250 million in 2003, and up to $150 million in 2002. Under these authorizations, we paid $298 million during 2004 for approximately 7.3 million shares, approximately $90 million during 2003 for approximately 2.9 million shares, and $101 million during 2002 for approximately
3.1 million shares. We funded this repurchase program principally by proceeds from employee stock option exercises. For 2005, our Board of Directors has authorized stock repurchases for general corporate purposes and to offset issuances for employee benefit programs of up to $400 million.

Since the acquisition of Keebler Foods Company in early 2001, our Company has paid down nearly $2.0 billion of debt, reducing our total debt balance from approximately $6.8 billion at March 2001 to $4.9 billion at year-end 2004. Some of the long-term debt has been redeemed prior to its maturity date. In September 2002, we redeemed $300.7 million of Notes due 2003, and in December 2003, we redeemed $172.9 million of Notes due 2006. In December 2004, we redeemed $103.7 million of Notes due 2006. In January 2004, we repaid $500 million of maturing seven-year Notes, replacing these Notes with short-term debt. During 2005, we intend to reduce our debt balances by approximately $300 million.

Citing lower debt levels and strong operating performance, both Standard & Poor's (S&P) and Moody's Investor Services have raised their credit ratings on our Company's senior unsecured long-term debt. In August 2004, S&P upgraded its rating from BBB to BBB+, and in October 2004, Moody's upgraded from Baa2 to Baa1. Within these organizations' systems, these credit ratings generally indicate medium-grade obligations, currently exhibiting adequate protection parameters. Our investors should be aware that a security rating is not a recommendation to buy, sell, or hold securities; that it may be subject to revision or withdrawal at any time by the assigning rating organization; and that each rating should be evaluated independently of any other rating.

In November 2004, we entered into an unsecured Five-Year Credit Agreement with 23 lenders to borrow, on a revolving credit basis, up to $2.0 billion, to obtain letters of credit in an aggregate amount up to $75 million, and to provide a procedure for the lenders to bid on short-term debt of our Company. This Credit Agreement replaces a $1.15 billion five-year agreement expiring in January 2006 and a $650 million 364-day agreement expiring in January 2005. The new Credit Agreement contains customary covenants and warranties, including specified restrictions on indebtedness, liens, sale and leaseback transactions, and a specified interest expense coverage ratio. If an event of default occurs, then, to the extent permitted, the administrative agent may terminate the commitments under the new credit facility, accelerate any outstanding loans, and demand the deposit of cash collateral equal to the lender's letter of credit exposure plus interest. As of year-end 2004, there were no borrowings outstanding under this facility and we currently believe it is remote that our Company would violate any of the stated covenants and warranties.

We believe that we will be able to meet our interest and principal repayment obligations and maintain our debt covenants for the foreseeable future, while still meeting our operational needs, including the pursuit of selective growth opportunities, through our strong cash flow, our program of issuing short-term debt, and maintaining credit facilities on a global basis. Our significant long-term debt issues do not contain acceleration of maturity clauses that are dependent on credit ratings. A change in the Company's credit ratings could limit its access to the U.S. short-term debt market and/or increase the cost of refinancing long-term debt in the future. However, even under these circumstances, we would continue to have access to our credit facilities, which are in amounts sufficient to cover the outstanding short-term debt balance and debt principal repayments through 2006.

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

FOREIGN EXCHANGE RISK

Our Company is exposed to fluctuations in foreign currency cash flows related to third-party purchases, intercompany loans and product shipments, and nonfunctional currency denominated third-party debt. Our Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and cash flows related to repatriation of these investments. Additionally, our Company is exposed to volatility in the translation of foreign currency earnings to U.S. Dollars. Primary exposures include the U.S. Dollar versus the British Pound, Euro, Australian Dollar, Canadian Dollar, and Mexican Peso, and in the case of inter-subsidiary transactions, the British Pound versus the Euro. We assess foreign currency risk based on transactional cash flows and translational positions and enter into forward contracts, options, and currency swaps to reduce fluctuations in net long or short currency positions. Forward contracts and options are generally less than 18 months duration. Currency swap agreements are established in conjunction with the term of underlying debt issuances.

The total notional amount of foreign currency derivative instruments at year-end 2004 was $375.5 million, representing a settlement obligation of $60.3 million. The total notional amount of foreign currency derivative instruments at year-end 2003 was $749.2 million, representing a settlement obligation of $67.8 million. All of these derivatives were hedges of anticipated transactions, translational exposure, or existing assets or liabilities, and mature within 18 months, except for one currency swap transaction outstanding at year-end 2004 that matures in 2006. Assuming an unfavorable 10% change in year-end exchange rates, the settlement obligation would have increased by approximately $37.5 million at year-end 2004 and $74.9 million at year-end 2003. These unfavorable changes would generally have been offset by favorable changes in the values of the underlying exposures.

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

Note 7 within Notes to Consolidated Financial Statements provides information on our Company's significant debt issues. There were no interest rate derivatives outstanding at year-end 2004. The total notional amount of interest rate derivative instruments at year-end 2003 was $1.91 billion, representing a settlement obligation of $2.1 million. Assuming average variable rate debt levels and issuances of fixed rate debt during the year, a one percentage point increase in interest rates would have increased interest expense by approximately $2.3 million in 2004 and $3.8 million in 2003.

PRICE RISK

Our Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials and energy. Primary exposures include corn, wheat, soybean oil, sugar, cocoa, paperboard, natural gas, and diesel fuel. We use the combination of long cash positions with suppliers, and exchangetraded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than one year. The total notional amount of commodity derivative instruments at year-end 2004 was $61.3 million, representing a settlement obligation of $4.8 million. Assuming a 10% decrease in year-end commodity prices, this settlement obligation would have increased by approximately $5.6 million, generally offset by a reduction in the cost of the underlying material purchases. The total notional amount of commodity derivative instruments at year-end 2003 was $26.5 million, representing a settlement receivable of $.2 million. Assuming a 10% decrease in year-end commodity prices, this settlement receivable would have converted to a settlement obligation of approximately $2.7 million, generally offset by a reduction in the cost of the underlying material purchases.

In addition to the derivative commodity instruments discussed above, we use long cash positions with suppliers to manage a portion of our price exposure. It should be noted that the exclusion of these positions from the analysis above could be a limitation in assessing the net market risk of our Company.

OFF-BALANCE SHEET ARRANGEMENTS AND OTHER OBLIGATIONS

OFF-BALANCE SHEET ARRANGEMENTS

Our off-balance sheet arrangements are generally limited to residual value guarantees and secondary liabilities on operating leases of approximately $14 million and guarantees on loans to independent contractors for their purchase of DSD route franchises up to $17 million.We record the estimated fair value of these loan guarantees on our balance sheet, which we currently estimate to be insignificant. Refer to Note 6 within Notes to Consolidated Financial Statements for further information.

CONTRACTUAL OBLIGATIONS

The following table summarizes future estimated cash payments to be made under existing contractual obligations. Further information on debt obligations is contained in Note 7 of Notes to Consolidated Financial Statements. Further information on lease obligations is contained in Note 6.

Contractual obligations                                   Payments due by period

                                                                               2010 and
(millions)             Total      2005     2006     2007     2008      2009     beyond
-------------------  ---------  -------  -------  -------  --------  -------  ---------
Long-term debt       $ 4,191.4  $ 278.6  $ 807.8  $   2.0  $  501.3  $   1.4  $ 2,600.3
Capital leases             3.2      1.3      1.2       .7        --       --         --
Operating leases         404.2     87.2     72.5     57.0      44.9     76.7       65.9
Purchase
obligations (a)          410.4    275.7     71.8     36.7      12.6     11.9        1.7
Other long-term (b)      161.1     17.8     10.4     10.9       8.5      7.4      106.1
                     ---------  -------  -------  -------  --------  -------  ---------
Total                $ 5,170.3  $ 660.6  $ 963.7  $ 107.3  $  567.3  $  97.4  $ 2,774.0
                     =========  =======  =======  =======  ========  =======  =========

(a) Purchase obligations consist primarily of fixed commitments under various co-marketing agreements and to a lesser extent, of service agreements, and contracts for future delivery of commodities, packaging materials, and equipment. The amounts presented in the table do not include items already recorded in accounts payable or other current liabilities at year-end 2004, nor does the table reflect cash flows we are likely to incur based on our plans, but are not obligated to incur. Therefore, it should be noted that the exclusion of these items from the table could be a limitation in assessing our total future cash flows under contracts.

(b) Other long-term contractual obligations are those associated with noncurrent liabilities recorded within the Consolidated Balance Sheet at year-end 2004 and consist principally of projected commitments under deferred compensation arrangements and other retiree benefits in excess of those provided within our broad-based plans. We do not have significant statutory or contractual funding requirements for our broad-based retiree benefit plans during the periods presented and have not included these amounts in the table. Refer to Notes 9 and 10 within Notes to Consolidated Financial Statements for further information on these plans, including expected contributions for fiscal year 2005.

SIGNIFICANT ACCOUNTING ESTIMATES

Our significant accounting policies, as well as recently adopted and issued pronouncements, are discussed in Note 1 of Notes to Consolidated Financial Statements. None of the pronouncements adopted in fiscal 2003 or 2004 have had or are expected to have a significant impact on our Company's financial statements.

In 2005, we expect to adopt SFAS No. 123(Revised) "Share-Based Payment," which generally requires public companies to recognize the fair value of equity-based awards to employees as compensation expense within reported results. Because we have historically used the intrinsic value method to account for employee stock options, we have generally not recognized expense for these types of awards. Once this standard is adopted, we currently expect full-year 2005 net earnings per share to be reduced by approximately $.08. Application of this pronouncement requires significant judgment regarding the inputs to an option pricing model, including stock price volatility and employee exercise behavior. Most of these inputs are either highly dependent on the current economic environment at the date of grant or forward-looking over the expected term of the award. As a result, the actual impact of adoption on 2005 and future years' earnings could differ significantly from our current estimate. We are presently considering one of the modified retrospective methods of transition, which would be first effective for our 2005 fiscal third quarter, with retrospective restatement to the beginning of 2005.

Our critical accounting estimates, which require significant judgments and assumptions likely to have a material impact on our financial statements, are currently limited to those governing the amount and timing of recognition of consumer promotional expenditures, the assessment of the carrying value of goodwill and other intangible assets, valuation of our pension and other postretirement benefit obligations, and determination of our income tax expense and liabilities.

PROMOTIONAL EXPENDITURES

Our promotional activities are conducted either through the retail trade or directly with consumers and involve in-store displays; feature price discounts on our products; consumer coupons, contests, and loyalty programs; and similar activities. The costs of these activities are generally recognized at the time the related revenue is recorded, which normally precedes the actual cash expenditure. The recognition of these costs therefore requires management judgment regarding the volume of promotional offers that will be redeemed by either the retail trade or consumer. These estimates are made using various techniques including historical data on performance of similar promotional programs. Differences between estimated expense and actual redemptions are normally insignificant and recognized as a change in management estimate in a subsequent period. On a full-year basis, these subsequent period adjustments have rarely represented in excess of .3% (.003) of our Company's net sales. However, as our Company's total promotional expenditure represented over 35% of 2004 net sales, the likelihood exists of materially different reported results if different assumptions or conditions were to prevail.

INTANGIBLES

We follow SFAS No. 142 "Goodwill and Other Intangible Assets" in evaluating impairment of intangibles. Under this standard, goodwill impairment testing first requires a comparison between the carrying value and fair value of a reporting unit with associated goodwill. Carrying value is based on the assets and liabilities associated with the operations of that reporting unit, which often requires allocation of shared or corporate items among reporting units. The fair value of a reporting unit is based primarily on our assessment of profitability multiples likely to be achieved in a theoretical sale transaction. Similarly, impairment testing of other intangible assets requires a comparison of carrying value to fair value of that particular asset. Fair values of non-goodwill intangible assets are based primarily on projections of future cash flows to be generated from that asset. For instance, cash flows related to a particular trademark would be based on a projected royalty stream attributable to branded product sales. These estimates are made using various inputs including historical data, current and anticipated market conditions, management plans, and market comparables. We periodically engage third party valuation consultants to assist in this process. At January 1, 2005, intangible assets, net, were $5.1 billion, consisting primarily of goodwill, trademarks, and DSD delivery system associated with the Keebler acquisition. While we currently believe that the fair value of all of our intangibles exceeds carrying value, materially different assumptions regarding future performance of our North American snacks business or the weighted average cost of capital used in the valuations could result in significant impairment losses.

RETIREMENT BENEFITS

Our Company sponsors a number of U.S. and foreign defined benefit employee pension plans and also provides retiree health care and other welfare benefits in the United States and Canada. Plan funding strategies are influenced by tax regulations. A substantial majority of plan assets are invested in a globally diversified portfolio of equity securities with smaller holdings of bonds, real estate, and other investments. We follow SFAS No. 87 "Employers' Accounting for Pensions" and SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" for the measurement and recognition of obligations and expense related to our retiree benefit plans. Embodied in both of these standards is the concept that the cost of benefits provided during retirement should be recognized over the employees' active working life. Inherent in this concept, therefore, is the requirement to use various actuarial assumptions to predict and measure costs and obligations many years prior to the settlement date. Major actuarial assumptions that require significant management judgment and have a material impact on the measurement of our consolidated benefits expense and accumulated obligation include the long-term rates of return on plan assets, the health care cost trend rates, and the interest rates used to discount the obligations for our major plans, which cover employees in the United States, United Kingdom, and Canada. In addition, administrative ambiguities concerning the Medicare Prescription Drug Improvement and Modernization Act of 2003, presently result in uncertainty regarding the eventual financial impact of this legislative change on our Company.

To conduct our annual review of the long-term rate of return on plan assets, we work with third party financial consultants to model expected returns over a 20-year investment horizon with respect to the specific investment mix of our major plans. The return assumptions used reflect a combination of rigorous historical performance analysis and forward-looking views of the financial markets including consideration of current yields on long-term bonds, price-earnings ratios of the major stock market indices, and long-term inflation. Our U.S. plan model, corresponding to approximately 70% of our trust assets globally, currently incorporates a long-term inflation assumption of 2.7% and an active management premium of 1% (net of fees) validated by historical analysis. Although we review our expected long-term rates of return annually, our benefit trust investment performance for one particular year does not, by itself, significantly influence our evaluation. Our expected rates of return are generally not revised, provided these rates continue to fall within a "more likely than not" corridor of between the 25th and 75th percentile of expected long-term returns, as determined by our modeling process. Our assumed rate of return for U.S. plans in 2004 of 9.3% equated to approximately the 50th percentile expectation of our 2004 model. In updating our model for 2005, we have recently decided to reduce our assumed rate of return for U.S. plans in 2005 to 8.9% in order to remain well within the "more likely than not" corridor of the model. Similar methods are used for various foreign plans with invested assets, reflecting local economic conditions. Foreign plan investments represent approximately 30% of our global benefit plan investments.

Any future variance between the assumed and actual rates of return on our plan assets is recognized in the calculated value of plan assets over a five-year period and once recognized, experience gains and losses are amortized using a declining-balance method over the average remaining service period of active plan participants. Under this recognition method, a 100 basis point shortfall in actual versus assumed performance of all of our plan assets in year one would result in an arising experience loss of approximately $30 million. The unfavorable impact on earnings in year two would be approximately $1 million, increasing to approximately $4 million in year five. Approximately 80% of this experience loss would be amortized through earnings at the end of year 20. Experience gains are recognized similarly.

To conduct our annual review of health care cost trend rates, we work with third party financial consultants to model our actual claims cost data over a five-year historical period, including an analysis of pre-65 versus post-65 age group and other demographic trends. This data is adjusted to eliminate the impact of plan changes and other factors that would tend to distort the underlying cost inflation trends. Our initial health care cost trend rate is reviewed annually and adjusted as necessary, to remain consistent with our historical model as well as any expectations regarding short-term future trends. Our 2005 initial trend rate of 8.5% compares to our recent five-year compound annual growth rate of approximately 8%. Our initial rate is trended downward by 1% per year, until the ultimate trend rate of 4.5% is reached. The ultimate trend rate is adjusted annually, as necessary, to approximate the current economic view on the rate of long-term inflation plus an appropriate health care cost premium.

To conduct our annual review of discount rates, we use several published market indices with appropriate duration weighting to assess prevailing rates on high quality debt securities. We also use third party financial consultants to model specific AA-rated (or the equivalent in foreign jurisdictions) bond issues against the expected settlement cash flows of our plans. The measurement dates for our benefit plans are generally consistent with our Company's fiscal year end. Thus, we select discount rates to measure our benefit obligations that are consistent with market indices during December of each year.

Despite the above-described rigorous policies for selecting major actuarial assumptions, we periodically experience differences between assumed and actual experience. For 2005, we currently expect incremental amortization of experience losses of approximately $24 million, arising largely from a decline in discount rates at year-end 2004, and to a lesser extent, the continuation of our health care trend rate at 8.5%. Assuming actual future experience is consistent with our current assumptions, annual amortization of accumulated experience losses during each of the next several years would remain approximately level with the 2005 amount.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) became law. The Act introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy (beginning in 2006) to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. While detailed regulations necessary to implement the Act have only recently been issued, we believe that certain health care benefit plans covering a significant portion of our workforce will qualify for the Medicare Part D subsidy, resulting in a reduction in our Company's expense related to providing prescription drug benefits under these plans. We have estimated the reduction in our benefit obligation attributable to past service cost at approximately $73 million and we recognized a reduction in benefit cost for 2004 of approximately $10 million. Significant management judgment was required to assess the eligibility of our plans as well as to estimate the underlying prescription drug costs to which the Act applies. Future differences between assumed and actual experience, including the eligibility of certain covered employee groups for which we have not yet claimed a benefit, would be amortized as an experience gain or loss, as described above.

INCOME TAXES

Our consolidated effective income tax rate is influenced by tax planning opportunities available to us in the various jurisdictions in which we operate. Significant judgement is required in determining our effective tax rate and in evaluating our tax positions. We establish reserves when, despite our belief that our tax return positions are supportable, we believe that certain positions are likely to be challenged and that we may not succeed. We adjust these reserves in light of changing facts and circumstances, such as the progress of a tax audit. Our effective income tax rate includes the impact of reserve provisions and changes to reserves that we consider appropriate. While it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter, we believe that our reserves reflect the probable outcome of known tax contingencies. Favorable resolution would be recognized as a reduction to our effective tax rate in the year of resolution. Our tax reserves are presented in the balance sheet principally within accrued income taxes. Significant tax reserve adjustments impacting our effective tax rate would be separately presented in the rate reconciliation table of Note 11 within Notes to Consolidated Financial Statements. Historically, tax reserve adjustments for individual issues have rarely exceeded 1% of earnings before income taxes annually.

FUTURE OUTLOOK AND FORWARD-LOOKING STATEMENTS

Our long-term annual growth targets are low single-digit for internal net sales and high single-digit for net earnings per share. In addition, we remain committed to growing our brand-building investment faster than the rate of sales growth. In general, we expect 2005 results to be consistent with these targets and we will continue to reinvest in cost-reduction initiatives and other growth opportunities.

Our Management's Discussion and Analysis and other parts of this Annual Report contain "forward-looking statements" with projections concerning, among other things, our strategy, financial principles, and plans; initiatives, improvements, and growth; sales, gross margins, advertising, promotion, merchandising, brand-building expenditures, operating profit, and earnings per share; innovation opportunities; asset write-offs and expenditures related to cost-reduction initiatives; the impact of accounting changes and significant accounting estimates; our ability to meet interest and debt principal repayment obligations; minimum contractual obligations; future common stock repurchases or debt reduction; effective income tax rate; cash flow and core working capital improvements; capital expenditures; interest expense; commodity and energy prices; and employee benefit plan costs and funding. Forward-looking statements include predictions of future results or activities and may contain the words "expect," "believe," "will," "will deliver," "anticipate," "project," "should," or words or phrases of similar meaning. Our actual results or activities may differ materially from these predictions. In addition, our future results could be affected by a variety of other factors, including:

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

KELLOGG COMPANY AND SUBSIDIARIES

                            SELECTED FINANCIAL DATA


(millions, except per share data
and number of employees)                           2004              2003            2002             2001             2000
--------------------------------               -----------      -----------      -----------      -----------      -----------
OPERATING TRENDS
Net sales                                      $   9,613.9      $   8,811.5      $   8,304.1      $   7,548.4      $   6,086.7
Gross profit as a % of net sales                      44.9%            44.4%            45.0%            44.2%            44.1%
Depreciation                                         399.0            359.8            346.9            331.0            275.6
Amortization                                          11.0             13.0              3.0            107.6             15.0
Advertising expense                                  806.2            698.9            588.7            519.2            604.2
Research and development expense                     148.9            126.7            106.4            110.2            118.4
Operating profit (a)                               1,681.1          1,544.1          1,508.1          1,167.9            989.8
Operating profit as a % of net sales                  17.5%            17.5%            18.2%            15.5%            16.3%
Interest expense                                     308.6            371.4            391.2            351.5            137.5
Earnings before cumulative
  effect of accounting change (a) (b)                890.6            787.1            720.9            474.6            587.7
Average shares outstanding:
  Basic                                              412.0            407.9            408.4            406.1            405.6
  Diluted                                            416.4            410.5            411.5            407.2            405.8
Earnings per share before cumulative
  effect of accounting change (a) (b):
  Basic                                               2.16             1.93             1.77             1.17             1.45
  Diluted                                             2.14             1.92             1.75             1.16             1.45
                                               -----------      -----------      -----------      -----------      -----------
CASH FLOW TRENDS
Net cash provided from operating activities    $   1,229.0      $   1,171.0      $     999.9      $   1,132.0      $     880.9
Capital expenditures                                 278.6            247.2            253.5            276.5            230.9
Net cash provided from operating activities
reduced by capital expenditures (d)                  950.4            923.8            746.4            855.5            650.0
Net cash used in investing activities               (270.4)          (219.0)          (188.8)        (4,143.8)          (379.3)
Net cash provided from (used in) financing
  activities                                        (716.3)          (939.4)          (944.4)         3,040.2           (441.8)
Interest coverage ratio (c)                            6.8              5.1              4.8              4.5              9.4
                                               -----------      -----------      -----------      -----------      -----------
CAPITAL STRUCTURE TRENDS
Total assets                                   $  10,790.4      $  10,142.7      $  10,219.3      $  10,368.6      $   4,886.0
Property, net                                      2,715.1          2,780.2          2,840.2          2,952.8          2,526.9
Short-term debt                                      988.3            898.9          1,197.3            595.6          1,386.3
Long-term debt                                     3,892.6          4,265.4          4,519.4          5,619.0            709.2
Shareholders' equity                               2,257.2          1,443.2            895.1            871.5            897.5
                                               -----------      -----------      -----------      -----------      -----------
SHARE PRICE TRENDS
Stock price range                              $     37-45      $     28-38      $     29-37      $     25-34      $     21-32
Cash dividends per common share                      1.010            1.010            1.010            1.010             .995
                                               -----------      -----------      -----------      -----------      -----------
Number of employees                                 25,171           25,250           25,676           26,424           15,196
                                               ===========      ===========      ===========      ===========      ===========

(a) Operating profit for 2001 includes restructuring charges, net of credits, of $33.3 ($20.5 after tax or $.05 per share). Operating profit for 2000 includes restructuring charges of $86.5 ($64.2 after tax or $.16 per share).

(b) Earnings before cumulative effect of accounting change for 2001 exclude the effect of a charge of $1.0 after tax to adopt SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities.

(c) Interest coverage ratio is calculated based on earnings before interest expense, income taxes, depreciation, and amortization, divided by interest expense.

(d) The Company uses this non-GAAP financial measure to focus management and investors on the amount of cash available for debt repayment, dividend distribution, acquisition opportunities, and share repurchase.

KELLOGG COMPANY AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF EARNINGS

(millions, except per share data)                         2004           2003            2002
--------------------------------------------           -----------    -----------    -----------
NET SALES                                              $   9,613.9    $   8,811.5    $   8,304.1
                                                       -----------    -----------    -----------
Cost of goods sold                                         5,298.7        4,898.9        4,569.0
Selling, general, and administrative expense               2,634.1        2,368.5        2,227.0
                                                       -----------    -----------    -----------
OPERATING PROFIT                                       $   1,681.1    $   1,544.1    $   1,508.1
                                                       -----------    -----------    -----------
Interest expense                                             308.6          371.4          391.2
Other income (expense), net                                   (6.6)          (3.2)          27.4
                                                       -----------    -----------    -----------
EARNINGS BEFORE INCOME TAXES                           $   1,365.9    $   1,169.5    $   1,144.3
Income taxes                                                 475.3          382.4          423.4
                                                       -----------    -----------    -----------
NET EARNINGS                                           $     890.6    $     787.1    $     720.9
                                                       -----------    -----------    -----------
NET EARNINGS PER SHARE:
  Basic                                                $      2.16    $      1.93    $      1.77
  Diluted                                                     2.14           1.92           1.75
                                                       ===========    ===========    ===========

Refer to Notes to Consolidated Financial Statements

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                                 Accumulated    Total        Total
                                      Common stock    Capital in             Treasury stock         other       share-     compreh-
                                     --------------   excess of  Retained  ------------------   comprehensive  holders'     ensive
(millions)                           shares  amount   par value  earnings  shares     amount       income       equity      income
----------------------------------   ------  ------   ---------- --------  --------  --------   -------------  ---------  ---------
Balance, January 1, 2002              415.5  $103.8   $   91.5   $1,564.7     8.8    ($ 337.1)  ($   551.4)    $  871.5   $   357.5
                                                                                                                           --------
Common stock repurchases                                                      3.1      (101.0)                   (101.0)
Net earnings                                                        720.9                                         720.9       720.9
Dividends                                                          (412.6)                                       (412.6)
Other comprehensive income                                                                          (302.0)      (302.0)     (302.0)
Stock options exercised and other                        (41.6)              (4.3)      159.9                     118.3
                                     ------  ------   --------   --------  ------    --------   ----------     --------   ---------
Balance, December 28, 2002            415.5  $103.8   $   49.9   $1,873.0     7.6    ($ 278.2)  ($   853.4)    $  895.1   $   418.9
                                                                                                                          ---------
Common stock repurchases                                                      2.9       (90.0)                    (90.0)
Net earnings                                                        787.1                                         787.1       787.1
Dividends                                                          (412.4)                                       (412.4)
Other comprehensive income                                                                           124.2        124.2       124.2
Stock options exercised and other                        (25.4)              (4.7)      164.6                     139.2
                                     ------  ------   --------   --------  ------    --------   ----------     --------   ---------
Balance, December 27, 2003            415.5  $103.8   $   24.5   $2,247.7     5.8    ($ 203.6)  ($   729.2)    $1,443.2   $   911.3
                                                                                                                          ---------
Common stock repurchases                                                      7.3      (297.5)                   (297.5)
Net earnings                                                        890.6                                         890.6       890.6
Dividends                                                          (417.6)                                       (417.6)
Other comprehensive income                                                                           289.3        289.3       289.3
Stock options exercised and other                        (24.5)     (19.4)  (10.7)      393.1                     349.2
                                     ------  ------   --------   --------  ------   ---------   ----------     --------   ---------
BALANCE, JANUARY 1, 2005              415.5  $103.8         --   $2,701.3     2.4  ($   108.0)  ($   439.9)    $2,257.2   $ 1,179.9
                                     ======  ======   ========   ========  ======   =========   ==========     ========   =========

Refer to Notes to Consolidated Financial Statements.

KELLOGG COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

(millions, except share data)                                                         2004               2003
---------------------------------------------------------------------              -----------        -----------
CURRENT ASSETS
Cash and cash equivalents                                                          $     417.4        $     141.2
Accounts receivable, net                                                                 776.4              754.8
Inventories                                                                              681.0              649.8
Other current assets                                                                     247.0              242.1
                                                                                   -----------        -----------
  TOTAL CURRENT ASSETS                                                             $   2,121.8        $   1,787.9
                                                                                   -----------        -----------
PROPERTY, NET                                                                          2,715.1            2,780.2
OTHER ASSETS                                                                           5,953.5            5,574.6
                                                                                   -----------        -----------
  TOTAL ASSETS                                                                     $  10,790.4        $  10,142.7
                                                                                   ===========        ===========
CURRENT LIABILITIES
Current maturities of long-term debt                                               $     278.6        $     578.1
Notes payable                                                                            709.7              320.8
Accounts payable                                                                         767.2              703.8
Other current liabilities                                                              1,090.5            1,163.3
                                                                                   -----------        -----------
  TOTAL CURRENT LIABILITIES                                                        $   2,846.0        $   2,766.0
                                                                                   -----------        -----------
LONG-TERM DEBT                                                                         3,892.6            4,265.4
OTHER LIABILITIES                                                                      1,794.6            1,668.1
SHAREHOLDERS' EQUITY
Common stock, $.25 par value, 1,000,000,000 shares authorized
  Issued: 415,451,198 shares in 2004 and 2003                                            103.8              103.8
Capital in excess of par value                                                              --               24.5
Retained earnings                                                                      2,701.3            2,247.7
Treasury stock at cost:
  2,428,824 shares in 2004 and 5,751,578 shares in 2003                                 (108.0)            (203.6)
Accumulated other comprehensive income (loss)                                           (439.9)            (729.2)
                                                                                   -----------        -----------
  TOTAL SHAREHOLDERS' EQUITY                                                       $   2,257.2        $   1,443.2
                                                                                   -----------        -----------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $  10,790.4        $  10,142.7
                                                                                   ===========        ===========

Refer to Notes to Consolidated Financial Statements. In partiular, refer to Note 15 for supplemental information on various balance sheet captions

KELLOGG COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

(millions)                                                                     2004          2003         2002
-----------------------------------------------------------------------     ----------    ----------    --------
OPERATING ACTIVITIES
Net earnings                                                                 $   890.6     $   787.1     $ 720.9
Adjustments to reconcile net earnings to operating cash flows:
  Depreciation and amortization                                                  410.0         372.8       349.9
  Deferred income taxes                                                           57.7          74.8       111.2
  Other                                                                          104.5          76.1        67.0
Pension and other postretirement benefit plan contributions                     (204.0)       (184.2)     (446.6)
Changes in operating assets and liabilities                                      (29.8)         44.4       197.5
                                                                             ---------     ---------     -------
  NET CASH PROVIDED FROM OPERATING ACTIVITIES                                $ 1,229.0     $ 1,171.0     $ 999.9
                                                                             ---------     ---------     -------
INVESTING ACTIVITIES
Additions to properties                                                     ($   278.6)   ($   247.2)   ($ 253.5)
Acquisitions of businesses                                                          --            --        (2.2)
Dispositions of businesses                                                          --          14.0        60.9
Property disposals                                                                 7.9          13.8         6.0
Other                                                                               .3            .4          --
                                                                             ---------     ---------     -------
  NET CASH USED IN INVESTING ACTIVITIES                                     ($   270.4)   ($   219.0)   ($ 188.8)
                                                                             ---------     ---------     -------
FINANCING ACTIVITIES
Net increase (reduction) of notes payable, with maturities less than or
  equal to 90 days                                                           $   388.3     $   208.5    ($ 226.2)
Issuances of notes payable, with maturities greater than 90 days                 142.3          67.0       354.9
Reductions of notes payable, with maturities greater than 90 days               (141.7)       (375.6)     (221.1)
Issuances of long-term debt                                                        7.0         498.1          --
Reductions of long-term debt                                                    (682.2)       (956.0)     (439.3)
Net issuances of common stock                                                    291.8         121.6       100.9
Common stock repurchases                                                        (297.5)        (90.0)     (101.0)
Cash dividends                                                                  (417.6)       (412.4)     (412.6)
Other                                                                             (6.7)          (.6)         --
                                                                             ---------     ---------     -------
  NET CASH USED IN FINANCING ACTIVITIES                                     ($   716.3)   ($   939.4)   ($ 944.4)
                                                                             ---------     ---------     -------
Effect of exchange rate changes on cash                                           33.9          28.0         2.1
                                                                             ---------     ---------     -------
Increase (decrease) in cash and cash equivalents                             $   276.2     $    40.6    ($ 131.2)
Cash and cash equivalents at beginning of year                                   141.2         100.6       231.8
                                                                             ---------     ---------     -------
  CASH AND CASH EQUIVALENTS AT END OF YEAR                                   $   417.4     $   141.2     $ 100.6
                                                                             =========     =========     =======

Refer to Notes to Consolidated Financial Statements.

NOTE 1 ACCOUNTING POLICIES

BASIS OF PRESENTATION

   The consolidated financial statements include the accounts of Kellogg Company and its majority-owned subsidiaries. Intercompany balances and transactions are eliminated. Certain amounts in the prior-year financial statements have been reclassified to conform to the current-year presentation.

   The Company's fiscal year normally ends on the last Saturday of December and as a result, a 53rd week is added every fifth or sixth year. The Company's 2002 and 2003 fiscal years ended on December 28 and 27, respectively. The Company's 2004 fiscal year ended on January 1, 2005, and included a 53rd week.

CASH AND CASH EQUIVALENTS

   Highly liquid temporary investments with original maturities of less than three months are considered to be cash equivalents. The carrying amount approximates fair value.

INVENTORIES

   Inventories are valued at the lower of cost (principally average) or market.

   In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151 "Inventory Costs," to converge U.S. GAAP principles with International Accounting Standards on inventory valuation. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be recognized as period charges, rather than as inventory value. This standard also provides that fixed production overheads should be allocated to units of production based on the normal capacity of production facilities, with excess overheads being recognized as period charges. The provisions of this standard are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. The Company plans to adopt this standard for its 2006 fiscal year. Management currently believes its accounting policy for inventory valuation is generally consistent with this guidance and does not, therefore, expect the adoption of SFAS No. 151 to have a significant impact on financial results.

PROPERTY

   The Company's property consists mainly of plant and equipment used for manufacturing activities. These assets are recorded at cost and depreciated over estimated useful lives using straight-line methods for financial reporting and accelerated methods, where permitted, for tax reporting. Cost includes an amount of interest associated with significant capital projects. Plant and equipment are reviewed for impairment when conditions indicate that the carrying value may not be recoverable. Such conditions include an extended period of idleness or a plan of disposal. Assets to be abandoned at a future date are depreciated over the remaining period of use. Assets to be sold are written down to realizable value at the time the assets are being actively marketed for sale and the disposal is expected to occur within one year. As of year-end 2003 and 2004, the carrying value of assets held for sale was insignificant.

GOODWILL AND OTHER INTANGIBLE ASSETS

   The Company's intangible assets consist primarily of goodwill, trademarks, and direct store-door (DSD) delivery system arising from the 2001 acquisition of Keebler Foods Company ("Keebler"). Management expects the Keebler trademarks and DSD system to contribute indefinitely to the cash flows of the Company. Accordingly, these assets have been classified as "indefinite-lived" intangibles pursuant to SFAS No. 142 "Goodwill and Other Intangible Assets." Under this standard, goodwill and indefinitelived intangibles are not amortized, but are tested at least annually for impairment. Goodwill impairment testing first requires a comparison between the carrying value and fair value of a "reporting unit," which for the Company is generally equivalent to a North American product group or International country market. If carrying value exceeds fair value, goodwill is considered impaired and is reduced to the implied fair value. Impairment testing for non-amortized intangibles requires a comparison between the fair value and carrying value of the intangible asset. If carrying value exceeds fair value, the intangible is considered impaired and is reduced to fair value. The Company uses various market valuation techniques to determine the fair value of goodwill and other intangible assets and periodically engages third party valuation consultants for this purpose. Refer to Note 2 for further information on goodwill and other intangible assets.

REVENUE RECOGNITION AND MEASUREMENT

   The Company recognizes sales upon delivery of its products to customers net of applicable provisions for discounts, returns, and allowances. The Company classifies promotional payments to its customers, the cost of consumer coupons, and other cash redemption offers in net sales. The cost of promotional package inserts are recorded in cost of goods sold. Other types of consumer promotional expenditures are normally recorded in selling, general, and administrative (SGA) expense.

ADVERTISING

   The costs of advertising are generally expensed as incurred and are classified within SGA.

STOCK COMPENSATION

   The Company currently uses the intrinsic value method prescribed by Accounting Principles Board Opinion (APB) No. 25 "Accounting for Stock Issued to Employees," to account for its employee stock options and other stock-based compensation. Under this method, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The table on page 38 presents the pro forma results for the current and prior years, as if the Company had used the alternate fair value method of accounting for stock-based compensation, prescribed by SFAS

   No. 123 "Accounting for Stock-Based Compensation" (as amended by SFAS No.
   148). Under this pro forma method, the fair value of each option grant (net of estimated unvested forfeitures) was estimated at the date of grant using an option-pricing model and was recognized over the vesting period, generally two years. Prior to 2004, the Company used the Black-Scholes option pricing model. For 2004, the Company converted to a lattice-based or binomial model, which management believes to be a superior method for valuing the impact of different employee option exercise patterns under various economic and market conditions. This change in methodology did not have a significant impact on pro forma results for 2004. Pricing model assumptions are presented below. Refer to Note 8 for further information on the Company's stock compensation programs.

(millions, except per share data)        2004       2003      2002
---------------------------------      --------   --------   --------
Stock-based compensation expense,
net of tax:
  As reported (a)                      $   11.4   $   12.5   $   10.7
  Pro forma                            $   41.8   $   42.1   $   52.8

Net earnings:
  As reported                          $  890.6   $  787.1   $  720.9
  Pro forma                            $  860.2   $  757.5   $  678.8

Basic net earnings per share:
  As reported                          $   2.16   $   1.93   $   1.77
  Pro forma                            $   2.09   $   1.86   $   1.66

Diluted net earnings per share:
  As reported                          $   2.14   $   1.92   $   1.75
  Pro forma                            $   2.07   $   1.85   $   1.65

Weighted average pricing model
assumptions                            2004(a)      2003       2002
-------------------------------        --------   --------   --------
Risk-free interest rate                   2.73%     1.89%       3.58%

Dividend yield                            2.60%     2.70%       2.92%

Volatility                               23.00%    25.75%      29.71%

Average expected term (years)             3.69      3.00        3.00

Fair value of options granted          $  6.39    $ 4.75     $  6.67

   (a) As reported stock-based compensation expense for 2004 includes a pre-tax charge of $5.5 ($3.6 after tax) related to the accelerated vesting of .6 stock options pursuant to a separation agreement between the Company and its former CEO. This modification to the terms of the original awards was treated as a renewal under FASB Interpretation No. 44 "Accounting for Certain Transactions involving Stock Compensation." Accordingly, the Company recognized in SGA the intrinsic value of the awards at the modification date. The pricing assumptions for this renewal are excluded from the table above and were: risk-free interest rate-2.32%; dividend yield-2.6%; volatility-23%; expected term-.33 years, resulting in a per-option fair value of $9.16.

   In December 2004, the FASB issued SFAS No. 123(Revised) "Share-Based Payment," which generally requires public companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value and to recognize this cost over the requisite service period. The standard also provides that any corporate tax benefit realized upon exercise of an award in excess of that previously recognized in earnings will be presented in the Statement of Cash Flows as a financing (rather than an operating) cash flow.

   This standard is effective for public companies for interim or annual periods beginning after June 15, 2005, and may be adopted using either the "modified prospective" or "modified retrospective" method. If adopted retrospectively, companies may restate results using the fair value of awards as determined under original SFAS No. 123 either 1) for all years beginning after December 15, 1994, or 2) from the beginning of the fiscal year that includes the interim period of adoption. Early adoption is encouraged. The Company plans to adopt SFAS No. 123(Revised) as of the beginning of its 2005 fiscal third quarter and is currently considering retrospective restatement to the beginning of its 2005 fiscal year. Once this standard is adopted, management believes full-year fiscal 2005 net earnings per share will be reduced by approximately $.08.

RECENTLY ADOPTED PRONOUNCEMENTS

Exit activities

   The Company adopted SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities," with respect to exit or disposal activities initiated after December 31, 2002. This statement is intended to achieve consistency in timing of recognition between exit costs, such as one-time employee separation benefits and contract termination payments, and all other costs. Under pre-existing literature, certain costs associated with exit activities were recognized when management committed to a plan. Under SFAS No. 146, costs are recognized when a liability has been incurred under general concepts. Adoption of this standard did not have a significant impact on the Company's 2003 and 2004 financial results. Refer to Note 3 for further information on the Company's exit activities during the periods presented.

Leasing

   In May 2003, the Emerging Issues Task Force of the FASB reached consensus on Issue No. 01-8 "Determining Whether an Arrangement Contains a Lease." This consensus provides criteria for identifying "in-substance" leases of plant, property, and equipment within supply agreements, service contracts, and other arrangements not historically accounted for as leases. This guidance is generally applicable to arrangements entered into or modified in interim periods beginning after May 28, 2003. The Company has applied this consensus prospectively beginning in its fiscal third quarter of 2003. Management believes this guidance could apply to certain future agreements with contract manufacturers that produce or pack the Company's products, potentially resulting in capital lease recognition within the balance sheet. However, the impact of this consensus during 2003 and 2004 was insignificant.

Medicare prescription benefits

   In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) became law. The Act introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy (beginning in 2006) to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In January 2004, the Company elected, pursuant to FASB Staff Position (FSP) FAS 106-1, to defer accounting recognition of the effects of the Act until authoritative FASB guidance was issued.

   In May 2004, the FASB issued FSP FAS 106-2, which applies to sponsors of single-employer defined benefit postretirement health care plans that are impacted by the Act. In general, the FSP concludes that plan sponsors should follow SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," in accounting for the effects of the Act, with benefits attributable to past service cost accounted for as an actuarial experience gain. The FSP is generally effective for the first interim period beginning after June 15, 2004, with earlier application encouraged. For employers such as Kellogg that elected deferral under FSP FAS 106-1, this guidance may be adopted retroactively to the date of Act enactment or prospectively from the date of adoption.

   While detailed regulations necessary to implement the Act have only recently been issued, management believes that certain health care benefit plans covering a significant portion of the Company's U.S. workforce will qualify for the Medicare Part D subsidy, resulting in a reduction in the Company's expense related to providing prescription drug benefits under these plans. Accordingly, the Company adopted FSP FAS 106-2 as of its 2004 fiscal second quarter reporting period and has performed a remeasurement of its plan assets and obligations as of the end of its 2003 fiscal year. The reduction in the benefit obligation attributable to past service cost was approximately $73 million and the total reduction in benefit cost for full-year 2004 was approximately $10 million.

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

NOTE 2 GOODWILL AND OTHER INTANGIBLE ASSETS

   For 2004, the Company recorded in selling, general, and administrative (SGA) expense impairment losses of $10.4 million to write off the remaining carrying value of certain intangible assets. As presented in the following tables, the total amount consisted of $7.9 million attributable to a long-term licensing agreement in North America and $2.5 million of goodwill in Latin America.

   For 2003, the Company recorded in SGA expense an impairment loss of $10.0 million to reduce the carrying value of a contract-based intangible asset. The asset is associated with a long-term licensing agreement principally in North America and the decline in value was based on the proportionate decline in estimated future cash flows to be derived from the contract versus original projections.

INTANGIBLE ASSETS SUBJECT TO AMORTIZATION
-------------------------------------------------------------------------------
(millions)                Gross carrying amount        Accumulated amortization
------------------------  ---------------------        ------------------------
                           2004             2003        2004             2003
------------------------  -----           -----        -----            -----
Trademarks                $29.5           $29.5        $19.4            $18.3

Other                      29.1            29.1         26.7             16.8
                          -----           -----        -----            -----
Total                     $58.6           $58.6        $46.1            $35.1
                          =====           =====        =====            =====

                                                        2004(b)         2003(c)
                                                        -------         -------
AMORTIZATION EXPENSE (a)                                $  11.0         $  13.0

   (a) The currently estimated aggregate amortization expense for each of the 5 succeeding fiscal years is approximately $1.5 per year.

   (b)   Amortization for 2004 includes an impairment loss of $7.9.

   (c)   Amortization for 2003 includes an impairment loss of $10.0.



INTANGIBLE ASSETS NOT SUBJECT TO AMORTIZATION
------------------------------------------------------------------
(millions)                                  Total carrying amount
----------------------------------------  ------------------------
                                            2004            2003
----------------------------------------  ---------      ---------
Trademarks                                $ 1,404.0      $ 1,404.0

Direct store-door (DSD) delivery system       578.9          578.9

Other                                          25.7           28.0
                                          ---------      ---------
Total                                     $ 2,008.6      $ 2,010.9
                                          =========      =========



CHANGES IN THE CARRYING AMOUNT OF GOODWILL
--------------------------------------------------------------------------------
                                                  Latin      Asia       Consoli-
(millions)               United States   Europe  America   Pacific(a)   dated
-------------------      -------------   ------  -------   ----------   --------
December 28, 2002        $     3,103.2       --  $   2.0   $      1.4   $3,106.6
Purchase accounting
adjustments                       (4.2)      --       --           --       (4.2)
Dispositions                      (5.0)      --       --           --       (5.0)
Other                              (.2)      --       .5           .7        1.0
                         -------------   ------  -------   ----------   --------
December 27, 2003        $     3,093.8       --  $   2.5   $      2.1   $3,098.4
Purchase accounting                (.9)      --       --           --        (.9)
adjustments
Impairments                         --       --     (2.5)          --       (2.5)
Other                               --       --                    .1         .1
                         -------------   ------  -------   ----------   --------
JANUARY 1, 2005          $     3,092.9       --       --   $      2.2   $3,095.1
                         =============   ======  =======   ==========   ========

(a) Includes Australia and Asia.

NOTE 3 COST-REDUCTION INITIATIVES

   To position the Company for sustained reliable growth in earnings and cash flow for the long term, management is undertaking a series of cost-reduction initiatives. Major initiatives commenced in 2004 were the global rollout of the SAP information technology system, reorganization of pan-European operations, consolidation of U.S. meat alternatives manufacturing operations, and relocation of the Company's U.S. snacks business unit to Battle Creek, Michigan. Major actions implemented in 2003 included a wholesome snack plant consolidation in Australia, manufacturing capacity rationalization in the Mercosur region of Latin America, and a plant workforce reduction in Great Britain. Additionally, during all periods presented, the Company has undertaken various manufacturing capacity rationalization and efficiency initiatives primarily in its North American and European operating segments, as well as the 2003 disposal of a manufacturing facility in China. Future initiatives are still in the planning stages and individual actions are being announced as plans are finalized.

COST SUMMARY

   To implement all of these programs, the Company has incurred various up-front costs, including asset write-offs, exit charges, and other project expenditures.

   For 2004, the Company recorded total program-related charges of approximately $109 million, comprised of $41 million in asset write-offs, $1 million for special pension termination benefits, $15 million in severance and other exit costs, and $52 million in other cash expenditures such as relocation and consulting. Approximately 40% of the 2004 charges were recorded in cost of goods sold, with the balance recorded in selling, general, and administrative
   (SGA) expense. The 2004 charges impacted the Company's operating segments as follows (in millions): North America-$44, Europe-$65.

   For 2003, the Company recorded total program-related charges of approximately $71 million, comprised of $40 million in asset write-offs, $8 million for special pension termination benefits, and $23 million in severance and other cash costs. These charges were recorded principally in cost of goods sold and impacted the Company's operating segments as follows (in millions): North America.-$36, Europe-$21, Latin America-$8, Asia Pacific-$6.

   For 2002, the Company recorded in cost of goods sold an impairment loss of $5 million related to the Company's manufacturing facility in China, representing a decline in real estate market value subsequent to an original impairment loss recognized for this property in 1997. The Company completed a sale of this facility in late 2003, and the carrying value of the property approximated the net sales proceeds.

   At year-end 2003, the exit cost reserve balance totaled approximately $19 million. These reserves were principally comprised of severance obligations recorded in 2003, which were paid out during the first half of 2004. At year-end 2004, the exit cost reserve balance totaled approximately $11 million, representing severance costs to be paid out in 2005.

2004 INITIATIVES

   During 2004, the Company's global rollout of its SAP information technology system resulted in accelerated depreciation of legacy software assets to be abandoned in 2005, as well as related consulting and other implementation expenses. Total incremental costs for 2004 were approximately $30 million. In close association with this SAP rollout, management undertook a major initiative to improve the organizational design and effectiveness of pan-European operations. Specific benefits of this initiative are expected to include improved marketing and promotional coordination across Europe, supply chain network savings, overhead cost reductions, and tax savings. To achieve these benefits, management implemented, at the beginning of 2005, a new European legal and operating structure headquartered in Ireland, with strengthened pan-European management authority and coordination. During 2004, the Company incurred various up-front costs, including relocation, severance, and consulting, of approximately $30 million. Additional relocation and other costs to complete this business transformation during the next several years are expected to be insignificant.

   To improve operations and provide for future growth, during 2004, the Company substantially completed its plan to close its meat alternatives manufacturing facility in Worthington, Ohio. The plan included the out-sourcing of certain operations and consolidation of remaining production at the Zanesville, Ohio facility by early 2005. The Worthington facility originally employed approximately 300 employees, of which approximately 250 have separated from the Company as a result of the plant closure. Total asset write-offs, severance, and other up-front costs of the project are expected to be approximately $30 million, of which approximately $20 million was recognized during 2004. Management expects to complete a sale of the Worthington facility in 2005.

   In order to integrate it with the rest of our U.S. operations, during 2004, the Company completed the relocation of its U.S. snacks business unit from Elmhurst, Illinois (the former headquarters of Keebler Foods Company) to Battle Creek, Michigan. About one-third of the approximately 300 employees affected by this initiative accepted relocation/reassignment offers. The recruiting effort to fill the remaining open positions was substantially completed by year-end 2004. Attributable to this initiative, the Company incurred approximately $15 million in relocation, recruiting, and severance costs during 2004. Subject to achieving certain employment levels and other regulatory requirements, management expects to defray a significant portion of these up-front costs through various multi-year tax incentives, beginning in 2005. The Elmhurst office building was sold in late 2004, and the net sales proceeds approximated carrying value.

2003 INITIATIVES

   During 2003, the Company implemented a wholesome snack plant consolidation in Australia, which involved the exit of a leased facility and separation of approximately 140 employees. The Company incurred approximately $6 million in exit costs and asset write-offs during 2003 related to this initiative.

   The Company also undertook a manufacturing capacity rationalization in the Mercosur region of Latin America, which involved the closure of an owned facility in Argentina and separation of approximately 85 plant and administrative employees during 2003. The Company recorded an impairment loss of approximately $6 million to reduce the carrying value of the manufacturing facility to estimated fair value, and incurred approximately $2 million of severance and closure costs during 2003 to complete this initiative. In 2004, the Company began importing its products for sale in Argentina from other Latin America facilities.

   In Great Britain, management initiated changes in plant crewing to better match the work pattern to the demand cycle, which resulted in voluntary workforce reductions of approximately 130 hourly and salaried employee positions. During 2003, the Company incurred approximately $18 million in separation benefit costs related to this initiative.

NOTE 4 OTHER INCOME (EXPENSE), NET

   Other income (expense), net includes non-operating items such as interest income, foreign exchange gains and losses, charitable donations, and gains on asset sales. Other income (expense), net for 2004 includes charges of approximately $9 million for contributions to the Kellogg's Corporate Citizenship Fund, a private trust established for charitable giving. Other income (expense), net for 2003 includes credits of approximately $17 million related to favorable legal settlements, a charge of $8 million for a contribution to the Kellogg's Corporate Citizenship Fund, and a charge of $6.5 million to recognize the impairment of a cost-basis investment in an e-commerce business venture. Other income (expense), net for 2002 consists primarily of $24.7 million in credits related to legal settlements.

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

                                                Average
                                                shares
                                       Net        out
(millions, except per share data)    earnings   standing    Per share
----------------------------------   --------   --------    ---------
2004
  Basic                              $  890.6      412.0    $   2.16
  Dilutive potential common shares         --        4.4        (.02)
                                     --------   --------    --------
  Diluted                            $  890.6      416.4    $   2.14
                                     ========   ========    ========
2003
  Basic                              $  787.1      407.9    $   1.93
  Dilutive potential common shares         --        2.6        (.01)
                                     --------   --------    --------
  Diluted                            $  787.1      410.5    $   1.92
                                     ========   ========    ========
2002
  Basic                              $  720.9      408.4    $   1.77
  Dilutive potential common shares         --        3.1        (.02)
                                     --------   --------    --------
  Diluted                            $  720.9      411.5    $   1.75
                                     ========   ========    ========

COMPREHENSIVE INCOME

   Comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to shareholders. Comprehensive income for the periods presented consists of net earnings, minimum pension liability adjustments (refer to Note 9), unrealized gains and losses on cash flow hedges pursuant to SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," and foreign currency translation adjustments pursuant to SFAS No. 52 "Foreign Currency Translation" as follows:

                                                  Tax
                                      Pretax    (expense)   After-tax
(millions)                            amount     benefit     amount
-------------------------------      --------   ---------   ---------
2004
Net earnings                                                $   890.6
Other comprehensive income:
  Foreign currency translation
   adjustments                       $   71.7   $      --        71.7
  Cash flow hedges:
     Unrealized gain (loss) on
      cash flow hedges                  (10.2)        3.1        (7.1)
     Reclassification to net
      earnings                           19.3        (6.9)       12.4
  Minimum pension liability
  adjustments                           308.9       (96.6)      212.3
                                     --------   ---------   ---------
                                     $  389.7  ($   100.4)      289.3
                                     --------   ---------   ---------
Total comprehensive income                                  $ 1,179.9
                                                            =========
2003

Net earnings                                                $   787.1
Other comprehensive income:
  Foreign currency translation
   adjustments                       $   81.6   $      --        81.6
  Cash flow hedges:
     Unrealized gain (loss) on
      cash flow hedges                  (18.7)        6.6       (12.1)
  Reclassification to net
   earnings                              10.3        (3.8)        6.5
  Minimum pension liability
  adjustments                            75.7       (27.5)       48.2
                                     --------   ---------   ---------
                                     $  148.9  ($    24.7)      124.2
                                     --------   ---------   ---------
Total comprehensive income                                  $   911.3
                                                            =========
2002

Net earnings                                                $   720.9
Other comprehensive income:
  Foreign currency translation
   adjustments                       $    1.6   $      --         1.6
  Cash flow hedges:
     Unrealized gain (loss) on
      cash flow hedges                   (2.9)        1.3        (1.6)
     Reclassification to net
      earnings                            6.9        (2.7)        4.2
Minimum pension liability
 adjustments                           (453.5)      147.3      (306.2)
                                     --------   ---------   ---------
                                    ($  447.9)  $   145.9      (302.0)
                                     --------   ---------   ---------
Total comprehensive income                                  $   418.9
                                                            =========

Accumulated other comprehensive income (loss) at year end consisted of the following:

(millions)                                             2004         2003
---------------------------------------------------   -------      -------
Foreign currency translation adjustments              ($334.3)     ($406.0)

Cash flow hedges - unrealized net loss                  (46.6)       (51.9)

Minimum pension liability adjustments                   (59.0)      (271.3)
                                                      -------      -------
Total accumulated other comprehensive income (loss)   ($439.9)     ($729.2)
                                                      =======      =======

NOTE 6 LEASES AND OTHER COMMITMENTS

   The Company's leases are generally for equipment and warehouse space. Rent expense on all operating leases was $87.3 million in 2004, $80.5 million in 2003, and $89.5 million in 2002. Additionally, the Company is subject to residual value guarantees and secondary liabilities on operating leases totaling approximately $14 million, for which liabilities of $1.1 million had been recorded at January 1, 2005.

   At January 1, 2005, future minimum annual lease commitments under noncancelable capital and operating leases were as follows:

                                      Operating      Capital
           (millions)                  leases         leases
--------------------------------      ---------      -------
2005                                  $    87.2      $   1.3
2006                                       72.5          1.2
2007                                       57.0           .7
2008                                       44.9            -
2009                                       76.7            -
2010 and beyond                            65.9            -
                                      ---------      -------
Total minimum payments                $   404.2      $   3.2
Amount representing interest                             (.3)
                                      ---------      -------
Obligations under capital leases                         2.9
Obligations due within one year                         (1.3)
                                                     -------
Long-term obligations under
capital leases                                       $   1.6
                                                     -------

   One of the Company's subsidiaries is guarantor on loans to independent contractors for the purchase of DSD route franchises. At year-end 2004, there were total loans outstanding of $16.1 million to 559 franchisees. All loans are variable rate with a term of 10 years. Related to this arrangement, the Company has established with a financial institution a one-year renewable loan facility up to $17.0 million with a five-year term-out and servicing arrangement. The Company has the right to revoke and resell the route franchises in the event of default or any other breach of contract by franchisees. Revocations are infrequent. The Company's maximum potential future payments under these guarantees are limited to the outstanding loan principal balance plus unpaid interest. The fair value of these guarantees is recorded in the Consolidated Balance Sheet and is currently estimated to be insignificant.

   The Company has provided various standard indemnifications in agreements to sell business assets and lease facilities over the past several years, related primarily to pre-existing tax, environmental, and employee benefit obligations. Certain of these indemnifications are limited by agreement in either amount and/or term and others are unlimited. The Company has also provided various "hold harmless" provisions within certain service type agreements. Because the Company is not currently aware of any actual exposures associated with these indemnifications, management is unable to estimate the maximum potential future payments to be made. At January 1, 2005, the Company had not recorded any liability related to these indemnifications.

NOTE 7 DEBT

   Notes payable at year end consisted of commercial paper borrowings in the United States and to a lesser extent, bank loans and commercial paper of foreign subsidiaries at competitive market rates, as follows:

(dollars in millions)                      2004                      2003
-----------------------------     ----------------------     ---------------------
                                               EFFECTIVE                 Effective
                                  PRINCIPAL    INTEREST      Principal    interest
                                    AMOUNT       RATE         amount        rate
                                  ---------    ---------     ---------   ---------
U.S. commercial paper             $   690.2          2.5%    $   296.0         1.2%
Canadian commercial paper              12.1          2.7%         15.3         3.0%
Other                                   7.4                        9.5
                                  ---------                  ---------
                                  $   709.7                  $   320.8
                                  =========                  =========

   Long-term debt at year end consisted primarily of fixed rate issuances of U.S. Dollar Notes, as follows:

         (millions)                        2004            2003
--------------------------------         --------        --------
(a) 4.875% U.S. Dollar Notes due
    2005                                 $  199.8        $  200.0
(b) 6.625% Euro Dollar Notes due
    2004                                        -           500.0
(c) 6.0% U.S. Dollar Notes due
    2006                                    722.2           824.2
(c) 6.6% U.S. Dollar Notes due
    2011                                  1,494.5         1,493.6
(c) 7.45% U.S. Dollar Debentures
    due 2031                              1,086.8         1,086.3
(d) 4.49% U.S. Dollar Notes due
    2006                                    150.0           225.0
(e) 2.875% U.S. Dollar Notes due
    2008                                    499.9           499.9
Other                                        18.0            14.5
                                         --------        --------
                                          4,171.2         4,843.5
Less current maturities                    (278.6)         (578.1)
                                         --------        --------
Balance at year end                      $3,892.6        $4,265.4
                                         ========        ========

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

   (c) In March 2001, the Company issued $4,600 of long-term debt instruments, primarily to finance the acquisition of Keebler Foods Company. The table above reflects the remaining principal amounts outstanding as of year-end 2004 and 2003. The effective interest rates on these Notes, reflecting issuance discount and swap settlement, are as follows: due 2006-6.39%; due 2011-7.08%; due 2031-7.62%. Initially, these instruments were privately placed, or sold outside the United States, in reliance on exemptions from registration under the Securities Act of 1933, as amended (the "1933 Act"). The Company then exchanged new debt securities for these initial debt instruments, with the new debt securities being substantially identical in all respects to the initial debt instruments, except for being registered under the 1933 Act. These debt securities contain standard events of default and covenants. The Notes due 2006 and 2011, and the Debentures due 2031 may be redeemed in whole or part by the Company at any time at prices determined under a formula (but not less than 100% of the principal amount plus unpaid interest to the redemption date). In December 2004, the Company redeemed $103.7 of the Notes due 2006. In December 2003, the Company redeemed $172.9 of the Notes due 2006.

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

   At January 1, 2005, the Company had $2.1 billion of short-term lines of credit, virtually all of which were unused and available for borrowing on an unsecured basis. These lines were comprised principally of an unsecured Five-Year Credit Agreement, expiring November 2009. The agreement allows the Company to borrow, on a revolving credit basis, up to $2.0 billion, to obtain letters of credit in an aggregate amount up to $75 million, and to provide a procedure for the lenders to bid on short-term debt of the Company. This Credit Agreement replaced a $1.15 billion five-year agreement expiring in January 2006 and a $650 million 364-day agreement expiring in January 2005. The new Credit Agreement contains customary covenants and warranties, including specified restrictions on indebtedness, liens, sale and leaseback transactions, and a specified interest expense coverage ratio. If an event of default occurs, then, to the extent permitted, the administrative agent may terminate the commitments under the new credit facility, accelerate any outstanding loans, and demand the deposit of cash collateral equal to the lender's letter of credit exposure plus interest.

   Scheduled principal repayments on long-term debt are (in millions):
   2005-$278.6; 2006-$807.8; 2007-$2.0; 2008-$501.3; 2009-$1.4; 2010 and
   beyond-$2,600.3.

   Interest paid was (in millions): 2004-$333; 2003-$372; 2002-$386. Interest expense capitalized as part of the construction cost of fixed assets was (in millions): 2004-$.9; 2003-$0; 2002-$1.0.

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

   The Non-Employee Director Stock Plan ("Director Plan") was approved by shareholders in 2000 and allows each eligible non-employee director to receive 1,700 shares of the Company's common stock annually and annual grants of options to purchase 5,000 shares of the Company's common stock. Shares other than options are placed in the Kellogg Company Grantor Trust for Non-Employee Directors (the "Grantor Trust"). Under the terms of the Grantor Trust, shares are available to a director only upon termination of service on the Board. Under this plan, awards were as follows: 2004-55,000 options and 18,700 shares; 2003-55,000 options and 18,700 shares; 2002-50,850 options and
   18,700 shares.

   Options under all plans described above are granted with exercise prices equal to the fair market value of the Company's common stock at the time of the grant and have a term of no more than ten years, if they are incentive stock options, or no more than ten years and one day, if they are non-qualified stock options. These plans permit stock option grants to contain an accelerated ownership feature ("AOF"). An AOF option is generally granted when Company stock is used to pay the exercise price of a stock option or any taxes owed. The holder of the option is generally granted an AOF option for the number of shares so used with the exercise price equal to the then fair market value of the Company's stock. For all AOF options, the original expiration date is not changed but the options vest immediately. Subsequent to 2003, the terms of options granted to employees and directors have not contained an AOF feature.

   In addition to employee stock option grants presented in the tables on page 44, under its long-term incentive plans, the Company made restricted stock grants to eligible employees as follows (approximate number of shares):
   2004-140,000; 2003- 209,000; 2002-132,000. Additionally, performance units were awarded to a limited number of senior executive-level employees for the achievement of cumulative three-year performance targets as follows: awarded in 2001 for cash flow targets ending in 2003; awarded in 2002 for sales growth targets ending in 2004; awarded in 2003 for gross margin targets ending in 2005. If the performance targets are met, the award of units represents the right to receive shares of common stock (or a combination of shares and cash) equal to the dollar award valued on the vesting date. No awards are earned unless a minimum threshold is attained. The 2001 award was earned at 200% of target and vested in February 2004 for a total dollar equivalent of $15.5 million. The 2002 award was earned at 200% of target and vested in February 2005 for a total dollar equivalent of $6.8 million. The maximum future dollar award that could be attained under the 2003 award is approximately $8 million.

   The 2002 Employee Stock Purchase Plan was approved by shareholders in 2002 and permits eligible employees to purchase Company stock at a discounted price. This plan allows for a maximum of 2.5 million shares of Company stock to be issued at a purchase price equal to the lesser of 85% of the fair market value of the stock on the first or last day of the quarterly purchase period. Total purchases through this plan for any employee are limited to a fair market value of $25,000 during any calendar year. Shares were purchased by employees under this plan as follows (approximate number of shares): 2004
   - 214,000; 2003-248,000; 2002-119,000. Additionally, during 2002, a foreign subsidiary of the Company established a stock purchase plan for its employees. Subject to limitations, employee contributions to this plan are matched 1:1 by the Company. Under this plan, shares were granted by the Company to match an approximately equal number of shares purchased by employees as follows (approximate number of shares): 2004-82,000; 2003-94,000; 2002-82,000.

   The Executive Stock Purchase Plan was established in 2002 to encourage and enable certain eligible employees of the Company to acquire Company stock, and to align more closely the interests of those individuals and the Company's shareholders. This plan allows for a maximum of 500,000 shares of Company stock to be issued. Under this plan, shares were granted by the Company to executives in lieu of cash bonuses as follows (approximate number of shares): 2004-8,000; 2003-11,000; 2002-14,000.

   Transactions under these plans are presented in the tables below. Refer to
   Note 1 for information on the Company's method of accounting for these plans.

          (millions)                             2004       2003       2002
-------------------------------------           ------     ------     ------
NUMBER OF OPTIONS:
Under option, beginning of year                   37.0       38.2       37.0
  Granted                                          9.7        7.5        9.2
  Exercised                                      (12.9)      (6.0)      (5.2)
  Cancelled                                       (1.3)      (2.7)      (2.8)
                                                ------     ------     ------
Under option, end of year                         32.5       37.0       38.2
                                                ------     ------     ------
Exercisable, end of year                          22.8       24.4       20.1
                                                ======     ======     ======
AVERAGE PRICES PER SHARE:
Under option, beginning of year                 $   33     $   33     $   31
  Granted                                           40         31         33
  Exercised                                         32         28         27
  Cancelled                                         41         35         32
                                                ------     ------     ------
Under option, end of year                       $   35     $   33     $   33
                                                ------     ------     ------
Exercisable, end of year                        $   35     $   34     $   34
                                                ======     ======     ======
SHARES AVAILABLE, END OF YEAR,
  FOR STOCK-BASED AWARDS THAT
  MAY BE GRANTED UNDER THE FOLLOWING
  PLANS:
Kellogg Employee Stock Ownership Plan              1.4        1.3         .6
2000 Non-Employee Director Stock Plan               .5         .6         .6
2001 Long-Term Incentive Plan                        -          -       10.1
2002 Employee Stock Purchase Plan                  1.9        2.1        2.4
Executive Stock Purchase Plan                       .5         .5         .5
2003 Long-Term Incentive Plan (a)                 24.7       30.5          -
                                                ------     ------     ------
Total                                             29.0       35.0       14.2
                                                ======     ======     ======

   (a) Refer to description of 2003 Plan within this note for restrictions on availability.

   Employee stock options outstanding and exercisable under these plans as of January 1,2005,were:

   (millions, except per share data)

                    Outstanding                   Exercisable
           ---------------------------------   ------------------
                                   Weighted
                                   average
                     Weighted     remaining              Weighted
Range of    Number    average    contractual    Number    average
exercise     of      exercise       life         of      exercise
 prices    options     price       (yrs.)      options     price
--------   -------   --------    -----------   -------   --------
$24 - 30       9.7   $     28            6.4       6.6   $     27
 31 - 35       8.5         34            6.0       8.5         34
 36 - 39       8.6         39            7.7       2.1         38
 39 - 51       5.7         44            3.8       5.6         44
           -------   --------    -----------       ---   --------
              32.5                                22.8
           =======                             =======

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

OBLIGATIONS AND FUNDED STATUS

   The aggregate change in projected benefit obligation, change in plan assets, and funded status were:

               (millions)                      2004             2003
--------------------------------------      -----------      ----------
CHANGE IN PROJECTED BENEFIT OBLIGATION
Projected benefit obligation at
beginning of year                           $   2,640.9      $  2,261.4
Service cost                                       76.0            67.5
Interest cost                                     157.3           151.1
Plan participants' contributions                    2.8             1.7
Amendments                                         23.0             8.1
Actuarial loss                                    144.2           195.8
Benefits paid                                    (155.0)         (134.9)
Foreign currency adjustments                       68.8            82.7
Curtailment and special termination
benefits                                            8.7             7.2
Other                                               6.2              .3
                                            -----------      ----------
Projected benefit obligation at end
of year                                     $   2,972.9      $  2,640.9
                                            ===========      ==========
CHANGE IN PLAN ASSETS
Fair value of plan assets at
beginning of year                           $   2,319.2      $  1,849.5
Actual return on plan assets                      319.1           456.9
Employer contributions                            139.6            82.4
Plan participants' contributions                    2.8             1.7
Benefits paid                                    (149.3)         (132.3)
Foreign currency adjustments                       53.0            61.0
Other                                               1.5               -
                                            -----------      ----------
Fair value of plan assets at end of
year                                        $   2,685.9      $  2,319.2
                                            ===========      ==========
FUNDED STATUS                              ($     287.0)    ($    321.7)
Unrecognized net loss                             868.4           822.3
Unrecognized transition amount                      2.4             2.4
Unrecognized prior service cost                    70.0            54.4
                                            -----------      ----------
Prepaid pension                             $     653.8      $    557.4
                                            ===========      ==========
AMOUNTS RECOGNIZED IN THE CONSOLIDATED
BALANCE SHEET CONSIST OF
Prepaid benefit cost                        $     730.9      $    388.1
Accrued benefit liability                        (190.5)         (256.3)
Intangible asset                                   24.7            28.0
Minimum pension liability                          88.7           397.6
                                            -----------      ----------
Net amount recognized                       $     653.8      $    557.4
                                            ===========      ==========

   The accumulated benefit obligation for all defined benefit pension plans was $2.70 billion and $2.41 billion at January 1, 2005 and December 27, 2003, respectively. Information for pension plans with accumulated benefit obligations in excess of plan assets were:

       (millions)                    2004            2003
------------------------------     ---------      ---------
Projected benefit obligation       $   411.2      $ 1,590.4
Accumulated benefit obligation         350.2        1,394.6
Fair value of plan assets              160.5        1,220.0

   The significant reduction in under-funded plans for 2004 relates to increased funding and favorable performance of trust assets during 2004, leading to a reduction in the minimum pension liability at January 1, 2005. At January 1, 2005, a cumulative after-tax charge of $59.0 million ($88.7 million pretax) has been recorded in other comprehensive income to recognize the additional minimum pension liability in excess of unrecognized prior service cost. Refer to Note 5 for further information on the changes in minimum liability included in other comprehensive income for each of the periods presented.

EXPENSE

The components of pension expense were:

(millions)                             2004            2003            2002
------------------------------      ----------      ----------      ----------
Service cost                        $     76.0      $     67.5      $     57.0
Interest cost                            157.3           151.1           140.7
Expected return on plan assets          (238.1)         (224.3)         (217.5)
Amortization of unrecognized
transition obligation                       .2              .1              .3
Amortization of unrecognized
prior service cost                         8.2             7.3             6.9
Recognized net loss                       54.1            28.6            11.5
Curtailment and special
termination benefits -
net loss                                  12.2             8.1              --
                                    ----------      ----------      ----------
Pension expense (income) -
Company plans                             69.9            38.4            (1.1)
Pension expense - defined
contribution plans                         3.8             3.2             2.9
                                    ----------      ----------      ----------
Total pension expense               $     73.7      $     41.6      $      1.8
                                    ==========      ==========      ==========

   Certain of the Company's subsidiaries sponsor 401(k) or similar savings plans for active employees. Expense related to these plans was (in millions):
   2004-$26; 2003-$26; 2002-$26. Company contributions to these savings plans approximate annual expense. Company contributions to multiemployer and other defined contribution pension plans approximate the amount of annual expense presented in the table above.

   All gains and losses, other than those related to curtailment or special termination benefits, are recognized over the average remaining service period of active plan participants. Net losses from special termination benefits and curtailment recognized in 2004 are related primarily to special termination benefits granted to the Company's former CEO and other former executive officers pursuant to separation agreements, and to a lesser extent, liquidation of the Company's pension fund in South Africa and continuing plant workforce reductions in Great Britain. Net losses from special termination benefits recognized in 2003 are related primarily to a plant workforce reduction in Great Britain. Refer to Note 3 for further information on this initiative.

ASSUMPTIONS

   The worldwide weighted average actuarial assumptions used to determine benefit obligations were:

                                     2004    2003    2002
                                     ----    ----    ----
Discount rate                         5.7%    5.9%    6.6%
Long-term rate of compensation
increase                              4.3%    4.3%    4.7%
                                     ====    ====    ====

   The worldwide weighted average actuarial assumptions used to determine annual net periodic benefit cost were:

                                     2004    2003    2002
                                     ----    ----    ----
Discount rate                         5.9%    6.6%    7.0%
Long-term rate of compensation
increase                              4.3%    4.7%    4.7%
Long-term rate of return on
plan assets                           9.3%    9.3%   10.5%
                                     ====    ====    ====

   To determine the overall expected long-term rate of return on plan assets, the Company works with third party financial consultants to model expected returns over a 20-year investment horizon with respect to the specific investment mix of its major plans. The return assumptions used reflect a combination of rigorous historical performance analysis and forward-looking views of the financial markets including consideration of current yields on long-term bonds, price-earnings ratios of the major stock market indices, and long-term inflation. The U.S. model, which corresponds to approximately 70% of consolidated trust assets, incorporates a long-term inflation assumption of 2.7% and an active management premium of 1% (net of fees) validated by historical analysis. Similar methods are used for various foreign plans with invested assets, reflecting local economic conditions. Although management reviews the Company's expected long-term rates of return annually, the benefit trust investment performance for one particular year does not, by itself, significantly influence this evaluation. The expected rates of return are generally not revised, provided these rates continue to fall within a "more likely than not" corridor of between the 25th and 75th percentile of expected long-term returns, as determined by the Company's modeling process. The expected rate of return for 2004 of 9.3% equated to approximately the 50th percentile expectation. Any future variance between the expected and actual rates of return on plan assets is recognized in the calculated value of plan assets over a five-year period and once recognized, experience gains and losses are amortized using a declining-balance method over the average remaining service period of active plan participants.

PLAN ASSETS

   The Company's year-end pension plan weighted-average asset allocations by asset category were:

                        2004       2003
                        ----       ----
Equity securities         76%        75%
Debt securities           23%        24%
Other                      1%         1%
                        ----       ----
Total                    100%       100%
                        ====       ====

   The Company's investment strategy for its major defined benefit plans is to maintain a diversified portfolio of asset classes with the primary goal of meeting long-term cash requirements as they become due. Assets are invested in a prudent manner to maintain the security of funds while maximizing returns within the Company's guidelines. The current weighted-average target asset allocation reflected by this strategy is: equity securities-74%; debt securities- 24%; other-2%. Investment in Company common stock represented less than 2% of consolidated plan assets at January 1, 2005 and December 27, 2003. Plan funding strategies are influenced by tax regulations. The Company currently expects to contribute approximately $26 million to its defined benefit pension plans during 2005

BENEFIT PAYMENTS

   The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(millions)
---------
EXPECTED BENEFIT PAYMENTS BY YEAR:
2005                                    $ 138.3
2006                                      148.3
2007                                      151.7
2008                                      155.4
2009                                      158.9
2010-2014                                 879.9
                                        =======

NOTE 10 NONPENSION POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

POSTRETIREMENT

   The Company sponsors a number of plans to provide health care and other welfare benefits to retired employees in the United States and Canada, who have met certain age and service requirements. The majority of these plans are funded or unfunded defined benefit plans, although the Company does participate in a few multiemployer or other defined contribution plans for certain employee groups. The Company contributes to voluntary employee benefit association (VEBA) trusts to fund certain U.S. retiree health and welfare benefit obligations. The Company uses its fiscal year end as the measurement date for these plans.

OBLIGATIONS AND FUNDED STATUS

   The aggregate change in accumulated postretirement benefit obligation, change in plan assets, and funded status were:

(millions)                                      2004              2003
---------                                    ----------        ----------
CHANGE IN ACCUMULATED BENEFIT OBLIGATION

Accumulated benefit obligation at
beginning of year                            $  1,006.6        $    908.6
Service cost                                       12.1              12.5
Interest cost                                      55.6              60.4
Actuarial loss                                     24.3              78.4
Amendments                                           --              (5.9)
Benefits paid                                     (53.9)            (51.4)
Foreign currency adjustments                        2.0               3.4
Other                                                --                .6
                                             ----------        ----------
Accumulated benefit obligation at end
of year                                      $  1,046.7        $  1,006.6
                                             ----------        ----------
CHANGE IN PLAN ASSETS

Fair value of plan assets at beginning
of year                                      $    402.2        $    280.4
Actual return on plan assets                       54.4              69.6
Employer contributions                             64.4             101.8
Benefits paid                                     (52.6)            (50.1)
Other                                                --                .5
                                             ----------        ----------
Fair value of plan assets at end of year     $    468.4        $    402.2
                                             ----------        ----------
FUNDED STATUS                                ($   578.3)       ($   604.4)

Unrecognized net loss                             291.2             295.6
Unrecognized prior service cost                   (29.2)            (32.0)
                                             ----------        ----------
Accrued postretirement benefit cost
recognized as a liability                    ($   316.3)       ($   340.8)
                                             ==========        ==========

EXPENSE

   Components of postretirement benefit expense were:

(millions)                            2004          2003          2002
----------                           ------        ------        ------
Service cost                         $ 12.1        $ 12.5        $ 11.9
Interest cost                          55.6          60.4          60.3
Expected return on plan assets        (39.8)        (32.8)        (26.8)
Amortization of unrecognized
prior service cost                     (2.9)         (2.5)         (2.3)
Recognized net losses                  14.8          12.3           9.2
Curtailment and special
termination
benefits - net gain                      --           --          (16.9)
                                     ------        ------        ------
Postretirement benefit expense       $ 39.8        $ 49.9        $ 35.4
                                     ======        ======        ======

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

ASSUMPTIONS

   The weighted average actuarial assumptions used to determine benefit obligations were:

                               2004         2003       2002
                               ----         ----       ----
Discount rate                   5.8%         6.0%       6.9%

   The weighted average actuarial assumptions used to determine annual net periodic benefit cost were:

                               2004         2003       2002
                               ----         ----       ----
Discount rate                   6.0%         6.9%       7.3%
Long-term rate of return on
plan assets                     9.3%         9.3%      10.5%

   The Company determines the overall expected long-term rate of return on VEBA trust assets in the same manner as that described for pension trusts in Note 9.

   The assumed health care cost trend rate is 8.5% for 2005, decreasing gradually to 4.5% by the year 2009 and remaining at that level thereafter. These trend rates reflect the Company's recent historical experience and management's expectation that future rates will decline. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                      One Percentage       One Percentage
(millions)                            Point Increase       Point Decrease
----------                            --------------       --------------
Effect on total of service and
interest cost components                  $  8.3                 ($7.1)
Effect on postretirement benefit
obligation                                $122.8                ($103.9)

   In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) became law. The Act introduces a prescription drug benefit under Medicare Part D as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. While detailed regulations necessary to implement the Act have only recently been issued, management believes that certain health care benefit plans covering a significant portion of the Company's U.S. workforce will qualify for the

   Medicare Part D subsidy, resulting in a reduction in the Company's expense related to providing prescription drug benefits under these plans. Upon remeasurement at year-end 2003, the reduction in the benefit obligation attributable to past service cost was approximately $73 million and the total reduction in benefit cost for full-year 2004 was approximately $10 million. Refer to Note 1 for further information.

PLAN ASSETS

   The Company's year-end VEBA trust weighted-average asset allocations by asset category were:

                              2004                    2003
                              ----                    ----
Equity securities              77%                     66%
Debt securities                23%                     21%
Other                          --                      13%
                              ---                     ---
Total                         100%                    100%
                              ===                     ===

   The Company's asset investment strategy for its VEBA trusts is consistent with that described for its pension trusts in Note 9. The current target asset allocation is 74% equity securities, 25% debt securities and 1% other. Actual asset allocations at year-end 2003 differ significantly from the target due to late-year cash contributions not yet invested. The Company currently expects to contribute approximately $63 million to its VEBA trusts during 2005.

POSTEMPLOYMENT

   Under certain conditions, the Company provides benefits to former or inactive employees in the United States and several foreign locations, including salary continuance, severance, and long-term disability. The Company recognizes an obligation for any of these benefits that vest or accumulate with service. Postemployment benefits that do not vest or accumulate with service (such as severance based solely on annual pay rather than years of service) or costs arising from actions that offer benefits to employees in excess of those specified in the respective plans are charged to expense when incurred. The Company's postemployment benefit plans are unfunded. Actuarial assumptions used are consistent with those presented for postretirement benefits on page 46. The aggregate change in accumulated postemployment benefit obligation and the net amount recognized were:

(millions)                                            2004     2003
----------                                            ----     ----
CHANGE IN ACCUMULATED BENEFIT OBLIGATION

Accumulated benefit obligation at beginning of year   $35.0    $27.1
Service cost                                            3.5      3.0
Interest cost                                           1.9      2.0
Actuarial loss                                          7.8     11.3
Benefits paid                                         (10.8)    (9.2)
Foreign currency adjustmensts                            .5       .8
                                                      -----    -----
Accumulated benefit obligation at end of year         $37.9    $35.0
                                                      -----    -----
FUNDED STATUS                                        ($37.9)  ($35.0)

Unrecognized net loss                                  15.1     11.8
                                                      -----    -----
Accrued postemployment benefit cost
  recognized as a liability                          ($22.8)  ($23.2)
                                                     ======   ======

   Components of postemployment benefit expense were:

(millions)                   2004         2003         2002
----------                   ----         ----         ----
Service cost                 $3.5         $3.0         $2.0
Interest cost                 1.9          2.0          1.7
Recognized net losses         4.5          3.0          1.4
                             ----         ----         ----
Postemployment benefit
  expense                    $9.9         $8.0         $5.1
                             ====         ====         ====

BENEFIT PAYMENTS

   The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(millions)                            Postretirement     Postemployment
----------                            --------------     --------------
EXPECTED BENEFIT PAYMENTS BY YEAR:
2005                                        $58.8            $7.5
2006                                         59.1             7.0
2007                                         61.5             5.8
2008                                         63.7             4.3
2009                                         65.5             3.5
2010-2014                                   348.3            13.0

NOTE 11 INCOME TAXES

   Earnings before income taxes and and the provision for U. S.
   federal,state,and foreign taxes on these earnings were:

(millions)                           2004        2003          2002
----------                       ----------   ----------    ----------
EARNINGS BEFORE INCOME TAXES

  United States                  $    952.0   $    799.9    $    791.3
  Foreign                             413.9        369.6         353.0
                                 ----------   ----------    ----------
                                 $  1,365.9   $  1,169.5    $  1,144.3
                                 ----------   ----------    ----------
INCOME TAXES

 Currently payable:
   Federal                       $    249.8   $    141.9    $    157.1
   State                               30.0         40.5          46.2
   Foreign                            137.8        125.2         108.9
                                 ----------   ----------    ----------
                                      417.6        307.6         312.2
                                 ----------   ----------    ----------
DEFERRED:

   Federal                             51.5         91.7          82.8
   State                                5.3         (8.6)          8.4
   Foreign                               .9         (8.3)         20.0
                                 ----------   ----------    ----------
                                       57.7         74.8         111.2
                                 ----------   ----------    ----------
Total income taxes               $    475.3   $    382.4    $    423.4
                                 ==========   ==========    ==========

   The difference between the U.S. federal statutory tax rate and the Company's effective income tax rate was:

                                          2004        2003        2002
                                          ----        ----        ----
U. S. statutory tax rate                  35.0%       35.0%       35.0%
Foreign rates varying from 35%             -.5         -.9         -.8
State income taxes, net of
  federal benefit                          1.7         1.8         3.1
Foreign earnings repatriation              2.1          --         2.8
Donation of appreciated assets              --          --        -1.5
Net change in valuation
  allowances                              -1.5         -.1         -.2
Statutory rate changes, deferred
  tax impact                                .1         -.1          --
Other                                     -2.1        -3.0        -1.4
                                          ----        ----        ----
Effective income tax rate                 34.8%       32.7%       37.0%
                                          ====        ====        ====

   The Company's consolidated effective income tax rate has benefited from tax planning initiatives over the past several years, declining from 37% in 2002 to slightly less than 35% in 2004. The 2003 rate was even lower at less than 33%, as it included over 200 basis points of discrete benefits, such as favorable audit closures and revaluation of deferred state tax liabilities.

   On October 22, 2004, the American Jobs Creation Act ("AJCA") became law. The AJCA creates a temporary incentive for U.S. multinationals to repatriate foreign earnings by providing an 85 percent dividend received deduction for qualified dividends. The Company may elect to claim this deduction for qualified dividends received in either its fiscal 2004 or 2005 years, and management currently plans to elect this deduction for 2005. Management cannot fully evaluate the effects of this repatriation provision until the Treasury Department issues clarifying regulations. Furthermore, pending technical corrections legislation is needed to clarify that the dividend received deduction applies to both the cash and "section 78 gross-up" portions of qualifying dividend repatriations. While management believes that technical corrections legislation will pass in 2005, the Company has currently developed its repatriation plan based on the less favorable AJCA provisions in force as of year-end 2004. Under these assumptions, management currently intends to repatriate during 2005 approximately $70 million of foreign earnings under the AJCA and an additional $550 million of foreign earnings under regular rules. Prior to 2004, it was management's intention to indefinitely reinvest substantially all of the Company's undistributed foreign earnings. Accordingly, no deferred tax liability had been recorded in connection with the future repatriation of these earnings. Now that repatriation is foreseeable for up to $620 million of these earnings, the Company provided in 2004 a deferred tax liability of approximately $41 million. Within the preceding table, this amount is shown net of related foreign tax credits of approximately $12 million, for a net rate increase due to repatriation of 2.1 percent.

   Should the technical corrections legislation pass during 2005, management currently believes that the Company would most likely repatriate a higher amount of foreign subsidiary earnings up to $1.1 billion under AJCA for a similar amount of tax cost. However, under the law as enacted at January 1, 2005, management has determined that reinvestment of these earnings in the local businesses should provide a superior rate of return to the Company, as compared to repatriation. Accordingly, U.S. income taxes have not yet been provided on approximately $730 million of foreign subsidiary earnings.

   Generally, the changes in valuation allowances on deferred tax assets and corresponding impacts on the effective income tax rate result from management's assessment of the Company's ability to utilize certain operating loss and tax credit carryforwards. For 2004, the 1.5 percent rate reduction presented in the preceding table primarily reflects reversal of a valuation allowance against U.S. foreign tax credits, which management currently believes will be utilized in conjunction with the aforementioned 2005 foreign earnings repatriation. Total tax benefits of carryforwards at year-end 2004 and 2003 were approximately $48 million and $40 million, respectively. Of the total carryforwards at year-end 2004, approximately $3 million expire in 2005 and another $4 million will expire within five years. Based on management's assessment of the Company's ability to utilize these benefits prior to expiration, the carrying value of deferred tax assets associated with carryforwards was reduced by valuation allowances to approximately $37 million at January 1, 2005.

   The deferred tax assets and liabilities included in the balance sheet at year-end were:

                                     Deferred tax assets   Deferred tax liabilities
                                     ----------------------------------------------
(millions)                               2004        2003        2004       2003
----------                           --------    --------    --------   --------
CURRENT:

  Promotion and advertising          $   17.0    $   19.0    $    8.9   $    8.0
  Wages and payroll taxes                29.5        39.9          --         --
  Inventory valuation                    20.2        18.0        13.4       16.0
  Health and postretirement
  benefits                               34.7        41.2          .1         --
  State taxes                             6.8        12.4          --         --
  Operating loss and credit
  carryforwards                          31.8         1.0          --         --
  Unrealized hedging losses, net         26.5        31.2          --         .1
  Foreign earnings repatriation            --          --        40.5         --
  Other                                  27.8        34.5        20.6       11.0
                                     --------    --------    --------   --------
                                        194.3       197.2        83.5       35.1
 Less valuation allowance                (3.9)       (3.2)         --         --
                                     --------    --------    --------   --------
                                        190.4       194.0        83.5       35.1
                                     ========    ========    ========   ========
NONCURRENT:

  Depreciation and asset
  disposals                               8.0        10.2       376.9      365.4
  Health and postretirement
  benefits                              134.8       238.9       229.8      223.1
  Capitalized interest                     --          --         9.7       12.6
  State taxes                              --          --        74.5       74.8
  Operating loss and credit
  carryforwards                          16.3        39.1          --         --
  Trademarks and other
  intangibles                              --          --       664.2      665.7
  Deferred compensation                  37.6        39.8          --         --
  Other                                  12.6        11.3         7.3        6.5
                                     --------    --------    --------   --------
                                        209.3       339.3     1,362.4    1,348.1
 Less valuation allowance               (12.9)      (33.6)         --         --
                                     --------    --------    --------   --------
                                        196.4       305.7     1,362.4    1,348.1
                                     --------    --------    --------   --------
 Total deferred taxes                $  386.8    $  499.7    $1,445.9   $1,383.2
                                     ========    ========    ========   ========

   Cash paid for income taxes was (in millions): 2004-$421; 2003-$289;
   2002-$250.

NOTE 12 FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATION

   The fair values of the Company's financial instruments are based on carrying value in the case of short-term items, quoted market prices for derivatives and investments, and, in the case of long term debt, incremental borrowing rates currently available on loans with similar terms and maturities. The carrying amounts of the Company's cash, cash equivalents, receivables, and notes payable approximate fair value. The fair value of the Company's long-term debt at January 1, 2005, exceeded its carrying value by approximately $487 million.

   The Company is exposed to certain market risks which exist as a part of its ongoing business operations and uses derivative financial and commodity instruments, where appropriate, to manage these risks. In general, instruments used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the contract. In accordance with SFAS No. 133, the Company designates derivatives as either cash flow hedges, fair value hedges, net investment hedges, or other contracts used to reduce volatility in the translation of foreign currency earnings to U.S. Dollars. The fair values of all hedges are recorded in accounts receivable or other current liabilities. Gains and losses representing either hedge ineffectiveness, hedge components excluded from the assessment of effectiveness, or hedges of translational exposure are recorded in other income (expense), net. Within the Consolidated Statement of Cash Flows, settlements of cash flow and fair value hedges are classified as an operating activity; settlements of all other derivatives are classified as a financing activity.

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

   The total net loss attributable to cash flow hedges recorded in accumulated other comprehensive income at January 1, 2005, was $46.6 million, related primarily to forward-starting interest rate swaps settled during 2001 and treasury rate locks settled during 2003 (refer to Note 7). This loss is being reclassified into interest expense over periods of 5 to 30 years. Other insignificant amounts related to foreign currency and commodity price cash flow hedges will be reclassified into earnings during the next 18 months.

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

PRICE RISK

   The Company is exposed to price fluctuations primarily as a result of anticipated purchases of raw and packaging materials and energy. The Company uses the combination of long cash positions with suppliers, and exchange-traded futures and option contracts to reduce price fluctuations in a desired percentage of forecasted purchases over a duration of generally less than 18 months.

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

   Financial instruments, which potentially subject the Company to concentrations of credit risk, are primarily cash, cash equivalents, and accounts receivable. The Company places its investments in highly rated financial institutions and investment-grade short-term debt instruments, and limits the amount of credit exposure to any one entity. Historically, concentrations of credit risk with respect to accounts receivable have been limited due to the large number of customers, generally short payment terms, and their dispersion across geographic areas. However, there has been significant worldwide consolidation in the grocery industry in recent years. At January 1, 2005, the Company's five largest customers globally comprised approximately 20% of consolidated accounts receivable.

NOTE 13 QUARTERLY FINANCIAL DATA
 (UNAUDITED)

(millions,
except share data)               Net sales               Gross profit
------------------        ----------------------   ---------------------
                               2004       2003         2004        2003
                          ----------  ----------   ---------   ---------
First                     $  2,390.5  $  2,147.5   $ 1,035.0   $   916.4
Second                       2,387.3     2,247.4     1,080.2     1,015.3
Third                        2,445.3     2,281.6     1,126.2     1,034.0
Fourth                       2,390.8     2,135.0     1,073.8       946.9
                          ----------  ----------   ---------   ---------
                          $  9,613.9  $  8,811.5   $ 4,315.2   $ 3,912.6
                          ==========  ==========   =========   =========

                               Net earnings        Net earnings per share
                               ------------        ----------------------
                                                 2004              2003
                                                 ----              ----
                        2004      2003     Basic    Diluted  Basic    Diluted
                       -------  -------   ------   --------  -----    -------
First                  $ 219.8  $ 163.9   $  .54    $  .53   $ .40    $   .40
Second                   237.4    203.9      .58       .57     .50        .50
Third                    247.0    231.3      .60       .59     .57        .56
Fourth                   186.4    188.0      .45       .45     .46        .46
                       -------    -----   ------    ------   -----    -------
                       $ 890.6  $ 787.1
                       =======  =======

   The principal market for trading Kellogg shares is the New York Stock Exchange (NYSE). The shares are also traded on the Boston, Chicago, Cincinnati, Pacific, and Philadelphia Stock Exchanges. At year-end 2004, the closing price (on the NYSE) was $44.66 and there were 43,584 shareholders of record.

   Dividends paid per share and the quarterly price ranges on the NYSE during the last two years were:


                                            Stock price
                         Dividend           -----------
2004 - QUARTER           per share        High        Low
--------------           ---------       -------   -------
First                    $   .2525       $ 39.88   $ 37.00
Second                       .2525         43.41     38.41
Third                        .2525         43.08     39.88
Fourth                       .2525         45.32     41.10
                         ---------       -------   -------
                         $  1.0100
                         =========


                                          Stock price
                        Dividend          -----------
2003 - Quarter          per share       High        Low
--------------          ---------     -------    -------
First                   $ .2525       $ 34.96    $ 28.02
Second                    .2525         35.36      30.46
Third                     .2525         35.04      33.06
Fourth                    .2525         37.80      32.92
                        -------       -------    -------
                        $1.0100
                        =======

NOTE 14 OPERATING SEGMENTS

   Kellogg Company is the world's leading producer of cereal and a leading producer of convenience foods, including cookies, crackers, toaster pastries, cereal bars, frozen waffles, and meat alternatives. Kellogg products are manufactured and marketed globally. Principal markets for these products include the United States and United Kingdom.

   In recent years, the Company was managed in two major divisions - United States and International. During late 2003, the Company reorganized its geographic management structure to North America, Europe, Latin America, and Asia Pacific. This new organizational structure is the basis of the following operating segment data. The prior periods have been restated to conform to the current-period presentation. This restatement includes: 1) the combination of U.S. and Canadian results into North America, 2) the reclassification of certain U.S. export operations from U.S. to Latin America, and 3) the reallocation of certain selling, general, and administrative (SGA) expenses between Corporate and North America.

   The measurement of operating segment results is generally consistent with the presentation of the Consolidated Statement of Earnings and Balance Sheet. Intercompany transactions between reportable operating segments were insignificant in all periods presented.

(millions)                           2004         2003         2002
----------                        ---------     ---------     ---------
NET SALES
 North America                    $ 6,369.3     $ 5,954.3     $ 5,800.1
 Europe                             2,007.3       1,734.2       1,469.8
 Latin America                        718.0         666.7         648.9
 Asia Pacific (a)                     519.3         456.3         385.3
                                  ---------     ---------     ---------
 Consolidated                     $ 9,613.9     $ 8,811.5     $ 8,304.1
                                  =========     =========     =========
SEGMENT OPERATING PROFIT
 North America                    $ 1,240.4     $ 1,134.2     $ 1,138.0
 Europe                               292.3         279.8         252.5
 Latin America                        185.4         168.9         170.6
 Asia Pacific                          79.5          61.1          38.5
 Corporate                           (116.5)        (99.9)        (91.5)
                                  ---------     ---------     ---------
 Consolidated                     $ 1,681.1     $ 1,544.1     $ 1,508.1
                                  =========     =========     =========
DEPRECIATION AND AMORTIZATION
 North America                    $   261.4     $   246.4     $   229.3
 Europe                                95.7          71.1          65.7
 Latin America                         15.4          21.6          17.1
 Asia Pacific                          20.9          20.0          21.9
 Corporate                             16.6          13.7          15.9
                                  ---------     ---------     ---------
 Consolidated                     $   410.0     $   372.8     $   349.9
                                  =========     =========     =========

(a)   Includes Australia and Asia

(millions)                      2004            2003            2002
----------                   -----------     -----------     -----------
INTEREST EXPENSE

 North America               $       1.7     $       4.0     $       6.3
 Europe                             15.6            18.2            22.3
 Latin America                        .2              .2              .6
 Asia Pacific (a)                     .2              .3              .4
 Corporate                         290.9           348.7           361.6
                             -----------     -----------     -----------
 Consolidated                $     308.6     $     371.4     $     391.2
                             ===========     ===========     ===========
INCOME TAXES

 North America               $     371.5     $     345.0     $     364.2
 Europe                             64.5            54.6            46.3
 Latin America                      39.8            40.0            42.5
 Asia Pacific                        (.8)            3.3             7.8
 Corporate                            .3           (60.5)          (37.4)
                             -----------     -----------     -----------
 Consolidated                $     475.3     $     382.4     $     423.4
                             ===========     ===========     ===========
TOTAL ASSETS

 North America               $  10,287.5     $  10,381.8     $  10,079.6
 Europe                          2,363.6         1,801.7         1,687.3
 Latin America                     411.1           341.2           337.4
 Asia Pacific                      347.4           300.4           259.1
 Corporate                       6,679.4         6,274.2         6,112.1
 Elimination entries            (9,298.6)       (8,956.6)       (8,256.2)
                             -----------     -----------     -----------
 Consolidated                $  10,790.4     $  10,142.7     $  10,219.3
                             ===========     ===========     ===========
ADDITIONS TO LONG-LIVED
 ASSETS

 North America               $     167.4     $     185.6     $     202.8
 Europe                             59.7            35.5            33.4
 Latin America                      37.2            15.4            13.6
 Asia Pacific                        9.9            10.1             4.7
 Corporate                           4.4              .6             1.2
                             -----------     -----------     -----------
 Consolidated                $     278.6     $     247.2     $     255.7
                             ===========     ===========     ===========

(a) Includes Australia and Asia.

The Company's largest customer,Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 14% of consolidated net sales during 2004, 13% in 2003, and 12% in 2002, comprised principally of sales within the United States.

Supplemental geographic information is provided below for net sales to external customers and long-lived assets:

(millions)                      2004          2003        2002
----------                  ------------   ----------   ----------
NET SALES

 United States              $    5,968.0   $  5,608.3   $  5,507.7
 United Kingdom                    859.6        740.2        667.4
 Other foreign countries         2,786.3      2,463.0      2,129.0
                            ------------   ----------   ----------
 Consolidated               $    9,613.9   $  8,811.5   $  8,304.1
                            ============   ==========   ==========
LONG-LIVED ASSETS
 United States              $    7,264.7   $  7,350.5   $  7,434.2
 United Kingdom                    734.1        435.1        423.5
 Other foreign countries           648.2        627.6        584.6
                            ------------   ----------   ----------
 Consolidated               $    8,647.0   $  8,413.2   $  8,442.3
                            ============   ==========   ==========

Supplemental product information is provided below for net sales to external customers:

(millions)                      2004          2003        2002
----------                 -------------  ----------   ----------
North America
 Retail channel cereal      $    2,404.5   $  2,304.7   $  2,140.4
 Retail channel snacks           2,801.4      2,547.6      2,587.6
 Other                           1,163.4      1,102.0      1,072.1
International
  Cereal                         2,829.2      2,583.5      2,288.1
  Snacks                           415.4        273.7        215.9
                            ------------   ----------   ----------
Consolidated                $    9,613.9   $  8,811.5   $  8,304.1
                            ============   ==========   ==========

NOTE 15 SUPPLEMENTAL FINANCIAL STATEMENT DATA

(millions)
CONSOLIDATED STATEMENT OF EARNINGS                   2004          2003         2002
----------------------------------               ------------   ----------   ----------
Research and development expense                 $      148.9   $    126.7   $    106.4
Advertising expense                              $      806.2   $    698.9   $    588.7
                                                 ============   ==========   ==========

CONSOLIDATED STATEMENT OF CASH FLOWS                  2004         2003         2002
------------------------------------             ------------   ----------   ----------
Trade receivables                                $       13.8  ($     36.7)  $     14.6
Other receivables                                       (39.5)        18.8         13.5
Inventories                                             (31.2)       (48.2)       (26.4)
Other current assets                                    (17.8)          .4         70.7
Accounts payable                                         63.4         84.8         41.3
Other current liabilities                               (18.5)        25.3         83.8
                                                 ------------   ----------   ----------
CHANGES IN OPERATING ASSETS AND LIABILITIES     ($       29.8)  $     44.4   $    197.5
                                                 ============   ==========   ==========

CONSOLIDATED BALANCE SHEET                       2004          2003
--------------------------                    ----------    ----------
Trade receivables                             $    700.9    $    716.8
Allowance for doubtful accounts                    (13.0)        (15.1)
Other receivables                                   88.5          53.1
                                              ----------    ----------
ACCOUNTS RECEIVABLE, NET                      $    776.4    $    754.8
                                              ----------    ----------
Raw materials and supplies                    $    188.0    $    185.3
Finished goods and materials in process            493.0         464.5
                                              ----------    ----------
INVENTORIES                                   $    681.0    $    649.8
                                              ----------    ----------
Deferred income taxes                         $    101.9    $    150.0
Other prepaid assets                               145.1          92.1
                                              ----------    ----------
OTHER CURRENT ASSETS                          $    247.0    $    242.1
                                              ----------    ----------
Land                                          $     78.3    $     75.1
Buildings                                        1,504.7       1,417.5
Machinery and equipment                          4,751.3       4,555.3
Construction in progress                           159.6         171.6
Accumulated depreciation                        (3,778.8)     (3,439.3)
                                              ----------    ----------
PROPERTY, NET                                 $  2,715.1    $  2,780.2
                                              ----------    ----------
Goodwill                                      $  3,095.1    $  3,098.4
Other intangibles                                2,067.2       2,069.5
-Accumulated amortization                          (46.1)        (35.1)
Other                                              837.3         441.8
                                              ----------    ----------
OTHER ASSETS                                  $  5,953.5    $  5,574.6
                                              ----------    ----------
Accrued income taxes                          $     96.2    $    143.0
Accrued salaries and wages                         270.2         261.1
Accrued advertising and promotion                  322.0         323.1
Accrued interest                                    69.9         108.3
Other                                              332.2         327.8
                                              ----------    ----------
OTHER CURRENT LIABILITIES                     $  1,090.5    $  1,163.3
                                              ----------    ----------
Nonpension postretirement benefits            $    269.7    $    291.0
Deferred income taxes                            1,187.6       1,062.8
Other                                              337.3         314.3
                                              ----------    ----------
OTHER LIABILITIES                             $  1,794.6    $  1,668.1
                                              ==========    ==========

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation of the Company's consolidated financial statements and related notes. Management believes that the consolidated financial statements present the Company's financial position and results of operations in conformity with accounting principles that are generally accepted in the United States, using our best estimates and judgments as required.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and provides an objective, independent review of the fairness of reported operating results and financial position.

The Board of Directors of the Company has an Audit Committee composed of four non-management Directors. The Committee meets regularly with management, internal auditors, and the independent registered public accounting firm to review accounting, internal control, auditing and financial reporting matters.

Formal policies and procedures, including an active Ethics and Business Conduct program, support the internal controls, and are designed to ensure employees adhere to the highest standards of personal and professional integrity. We have a vigorous internal audit program that independently evaluates the adequacy and effectiveness of these internal controls.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in Internal Control - Integrated Framework, management concluded that our internal control over financial reporting was effective as of January 1, 2005. Our management's assessment of the effectiveness of our internal control over financial reporting as of January 1, 2005 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which follows on page 53.

/s/ James M. Jenness
--------------------------
James M. Jenness
Chairman and Chief Executive Officer

/s/ Jeffrey M. Boromisa
-------------------------
Jeffrey M. Boromisa
Senior Vice President, Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PRICEWATERHOUSECOOPERS LLP

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF KELLOGG COMPANY

INTRODUCTION

   We have completed an integrated audit of Kellogg Company's 2004 consolidated financial statements and of its internal control over financial reporting as of January 1, 2005 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Kellogg Company and its subsidiaries at January 1, 2005 and December 27, 2003, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

INTERNAL CONTROL OVER FINANCIAL REPORTING

   Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that the Company maintained effective internal control over financial reporting as of January 1, 2005 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control - Integrated Framework issued by COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

   A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

   Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

   Pricewaterhousecoopers, LLP

   Battle Creek, Michigan
   March 1, 2005